Form 20-F
period 2002-12-31
MESSER GRIESHEIM HOLDING AG
filed 2003-03-27
CIK 1158638

As filed with the Securities and Exchange Commission on xxxxxxx, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

Commission file number 333-73020

Messer Griesheim Holding AG

(Exact name of registrant as specified in its Charter)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization)

KOOGSTRAAT 10, 25870-NORDERFRIEDRICHSKOOG, GERMANY

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F (with the exception of the F-pages):

•                                          “Messer Holding”, “the Company”, “we”, “us” and “our” refers to Messer Griesheim Holding AG and, unless the context otherwise requires, its consolidated subsidiaries;

•                                          “Messer Griesheim” refers to the Messer Griesheim Holding AG’s subsidiary, Messer Griesheim GmbH, which is the operating company whose business and results of operations are described in this Form 20-F, including, unless the context otherwise requires, its consolidated subsidiaries;

•                                          “Messer Griesheim Group” and “the Group” refer to the parent of Messer Griesheim Holding AG, Messer Griesheim Group GmbH & Co. KGaA, a German Partnership limited by shares, or Messer Griesheim Group GmbH prior to its conversion on November 1, 2001 to Messer Griesheim Group GmbH & Co. KGaA;

•                                          “Messer Industrie” refers to Messer Industrie GmbH, a holding company for the Messer family’s minority interest in Messer Griesheim Group; and

•                                          “MGB” refers to Messer Griesheim Beteiligungsverwaltungs GmbH, which is the general partner of Messer Griesheim Group.

•                                          “Messer Employee” refers to Messer Employee GmbH & Co. KG, a company through which employees participating in our share purchase and option plan are to hold shares in Messer Griesheim Group.

•                                          “MEB” refers to Messer Employee Beteiligungsverwaltungs GmbH, which is the general partner of Messer Employee.

CURRENCY PRESENTATION

In this Form 20-F:

•                                          “DM” means Deutsche Mark;

•                                          “€” and “Euros” mean the single currency of the participating Member States of European Economic and Monetary Union; and

•                                          “$” and “dollars” mean U.S. dollars.

On January 1, 2000, we adopted the € as our reporting currency and translated all amounts previously denominated in DM at the fixed exchange rate of €1.00=DM 1.95583, applicable since January 1, 1999, for all prior periods presented.

We furnish to holders of our senior notes reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), which differs in certain significant respects from Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). See Item 18 “Financial Statements” - Note 40 “Reconciliation to U.S. GAAP” for a description of the significant differences between IFRS and U.S. GAAP. The financial statements included in the annual reports are examined and reported upon by Messers’ independent auditors. We also furnish holders of our senior notes with an yearly update of our exchange offer prospectus and with unaudited quarterly consolidated financial statements prepared in conformity with IFRS with a reconciliation to U.S. GAAP.

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

FINANCIAL STATEMENT PRESENTATION

Messer Holding was a dormant company which was activated in 2001 to become a holding company for Messer Griesheim’s shares in connection with the acquisition transactions of April 30, 2001, (see Item 18 “Financial Statements” – Note 3 “Acquisition transactions”). Messer Holding has no material assets or sources of revenue other than its shares in Messer Griesheim, which have been pledged to Messer Griesheim’s senior lenders as security, and an intercompany loan to Messer Griesheim.

Accordingly, this Form 20-F includes:

•                                          audited consolidated financial statements of Messer Griesheim for the twelve months ended December 31, 2000 and for the four months ended April 30, 2001;

•                                          audited consolidated financial statements of Messer Holding for the twelve months ended December 31, 2002 and for the eight months ended December 31, 2001; and

•                                          audited financial statements of Singapore Syngas Pte Ltd as of December 31, 2000 and for the twelve months ended December 31, 2000 and unaudited financial statements of Singapore Syngas Pte Ltd as of October 31, 2002, as of December 31, 2001, as of December 31, 1999 and as of December 31, 1998 and for the ten months ended October 31, 2002, the twelve months ended December 31, 2001 and the twelve months ended December 31, 1999 and the twelve months ended December 31, 1998.

Both Messer Griesheim’s and Messer Holding’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The Group applied all International Accounting Standards (“IAS”) effective as of December 31, 2002, as of April 30, 2001 and as of December 31, 2001 and 2000, respectively. IFRS differ in certain significant respects from generally accepted accounting principles in the United States and certain other countries. Material differences between IFRS and generally accepted accounting principles in the United States, or U.S. GAAP, that affect our financial statements, are discussed in Note 40 “Reconciliation to U.S. GAAP” to Messer Holding’s consolidated financial statements contained in this Form 20-F.

Singapore Syngas Pte Ltd’s financial statements are prepared in accordance with Singapore generally accepted accounting principles, or SGAAP. SGAAP differ in certain respects from IFRS. Material differences between SGAAP and IFRS that affect the financial statements of Singapore Syngas Pte Ltd (unaudited) are discussed in Note 17 “Reconciliation of SGAAP to IAS” to the Singapore Syngas Pte Ltd (unaudited) financial statements contained in this Form 20-F. IFRS differ in certain respects from generally accepted accounting principles in the United States. Material differences between IFRS and U.S. GAAP that affect the financial statements of Singapore Syngas Pte Ltd (unaudited) are discussed in Note 18 “Reconciliation of U.S. GAAP” to the Singapore Syngas Pte Ltd financial statements contained in this Form 20-F.

MARKET AND INDUSTRY DATA

Information or other statements presented in this Form 20-F regarding market share and industry data relating to our business were obtained from industry publications and other publicly available publications. Although Messer Holding believes that this information is reliable, Messer Holding cannot guarantee the accuracy or completeness of the information neither has Messer Holding independently verified it. Unless the context indicates otherwise, all market and industry data is for the calendar year 2002.

FORWARD LOOKING STATEMENTS

This Form 20-F includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our expectations are based on reasonable assumptions, we cannot assure you that actual results will not be materially different from our expectations. Factors that could cause our actual results to differ materially from our expectations include, among other things:

•                                          the amount of proceeds realized from our divestiture program;

•                                          the timing of the receipt of proceeds realized from our divestiture program;

•                                          the amount of savings in operational costs that Messer Griesheim is able to achieve as a result of ist on-going cost savings program;

•                                          the costs of implementing Messer Griesheim’s cost savings program;

•                                          the timing to achieve benefits of our cost savings program;

•                                          anticipated trends and conditions in our industry, including regulatory developments;

•                                          our capital needs; and

•                                          our ability to compete.

We are under no obligation to update or revise publicly any forward looking statement. The forward looking events discussed in this Form 20-F might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All written, oral and electronic forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. Some numbers that appear in this Form 20-F (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

NORMALIZED EBITDA

The Company calculates normalized EBITDA as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring & reorganization charges and cash dividends from non consolidated subsidiaries.

Normalized EBITDA is not a measure recognized by IFRS or U.S. GAAP. This and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the unique situations of those companies. We urge you to be very cautious in comparing our normalized EBITDA data to the EBITDA data of other companies. Normalized EBITDA is not a substitute for operating profit as a measure of operating results. Likewise, normalized EBITDA is not a substitute for cash flow as a measure of liquidity.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A SELECTED FINANCIAL DATA

The following selected financial data for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 has been derived from Messer Holding’s audited consolidated financial statements. The selected financial data as of and for the four months ended April 30, 2001 and the twelve months ended December 31, 2000 is derived from Messer Griesheim’s revised consolidated financial statements that were audited by KPMG Deutsche Treuhand—Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, whose report thereon is based in part upon the report of other auditors. The selected financial data for the years ended December 31, 1999 and 1998 is derived from Messer Griesheim’s revised consolidated financial statements which were audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants. Consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of operations and of cash flows for the twelve months ended December 31, 2002, and for the eight months ended December 31, 2001, for the four months ended April 30, 2001 and the twelve months ended December 31, 2000 and notes thereto appear elsewhere in this Form 20-F.

Messer Griesheim adopted in May 2001 a divestiture program pursuant to which it intends to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non strategic assets and operations in its core markets. Other than the joint ventures in Central America and China (described in Item 4 “Information on the Company” - 4.A “History and Development of Messer Griesheim and Messer Holding”) and our subsidiaries in Indonesia and Peru, we have completed all divestitures that were targeted to be completed by the end of calendar year 2002.

Consideration should be given to the effects of the acquisition transactions of April 30, 2001, the refinancing program, and the divestiture program when comparing historical financial information, including the selected financial data, for periods prior to April 30, 2001 to periods thereafter. To make this clear, financial information for periods prior to and subsequent to the acquisition transactions have been separated in the following table by inserting a solid vertical line between the columns for such periods.

Messer Holding has no material assets or sources of revenue other than its shares in Messer Griesheim, which have been pledged to Messer Griesheim’s senior lenders as security, and an intercompany loan of €550 million to Messer Griesheim.

The following table should be read together with the financial statements and related Notes and Item 5 “Operating and Financial Review and Prospects” included else where in this Form 20-F.

Periods Prior to the Acquisitions Transactions

	Messer Griesheim GmbH				Messer Griesheim Holding AG
	Twelve months ended December 31, 1998(1)	Twelve months ended December 31, 1999(1)	Twelve months ended December 31, 2000	Four months ended April 30, 2001	Eight months ended December 31, 2001	Twelve months ended December 31, 2002
	(amounts in € million)				(amounts in € million)
SELECTED FINANCIAL DATA
Income statement data
Net sales	1,477	1,492	1,696	574	1,047	1,526
Cost of sales	(696)	(701)	(845)	(293)	(565)	(749)
Gross profit	781	791	851	281	482	777
Distribution and selling costs	(501)	(531)	(569)	(177)	(314)	(477)
Research and development costs	(21)	(20)	(25)	(7)	(10)	(13)
General and administrative costs	(102)	(130)	(128)	(45)	(83)	(128)
Other operating income	44	34	38	10	11	26
Other operating expense	(12)	(28)	(22)	(11)	(24)	(40)
Impairment of intangible assets and property, plant and equipment	—	(4)	(128)	(2)	—	(1)
Restructuring charges	—	—	(20)	(3)	(25)	(13)
Operating profit (loss)	189	112	(3)	46	37	131
Equity method investments expense, net	—	(14)	(208)	(5)	(15)	(13)
Other investment expense, net	(2)	(2)	(15)	(5)	(4)	(4)
Interest expense, net	(48)	(62)	(88)	(36)	(103)	(140)
Changes in fair value of subsidiaries available for sale	—	—	—	—	(6)	(2)
Other financial (expense) income, net	1	(2)	(5)	(7)	—	(16)
Non-operating expense	(49)	(80)	(316)	(53)	(128)	(175)
(Loss) income from discontinuing operations	(4)	5	—	—	—	—
(Loss) gain from disposal of discontinuing operations	—	(3)	(17)	—	—	—
Income (loss) before income taxes and minority interests	136	34	(336)	(7)	(91)	(44)
Income taxes	(44)	(49)	138	(5)	26	(35)
Income (loss) before minority interests	92	(15)	(198)	(11)	(65)	(79)
Minority interests, net of income taxes	(8)	(6)	(8)	(2)	(5)	(11)
Net income (loss)	84	(21)	(206)	(13)	(70)	(90)

Cash flow information
Net cash from operating activities	176	357	261	(9)	138	370
Net cash used in investing activities	(541)	(473)	(335)	(66)	(87)	(76)
Net cash (used in) from financing activities	361	108	86	248	(75)	(340)
Depreciation and amortization	147	196	342	77	183	253
Investments(2)	634	557	403	85	85	140
Balance sheet information at period end
Cash and cash equivalents	61	57	50	227	188	135
Total assets	2,565	3,053	2,976	3,190	3,349	2,942
Total corporate debt	1,138	1,470	1,699	1,951	1,581	1,375
Total liabilities	1,835	2,336	2,537	2,761	2,446	2,207
Total stockholders’ equity	730	717	439	429	903	735

U.S. GAAP information(3)(4)
Net loss	n/a	(21)	(180)	(13)	(67)	(68)
Total stockholders’ equity	n/a	712	458	448	940	784

OTHER INFORMATION
Normalized EBITDA(5)	336	308	359	126	245	403

(1) On January 1, 2000, Messer Griesheim adopted the € as its reporting currency and translated all amounts previously denominated in DM to Euros at the fixed exchange rate of €1.00 = DM1.95583, which is the official rate applicable since January 1, 1999 for all periods presented. Messer Griesheim’s consolidated financial statements reported in € depict the same trends as would have been presented if it had continued to present its consolidated financial statements in DM. Messer Griesheim’s consolidated financial statements will, however, not be comparable to the € financial statements of other companies that reported their financial information in a currency other than DM prior to January 1, 1999.

(2) Includes cash outlays for property, plant and equipment and intangible assets and purchases of investments and loans to related parties.

(3) IFRS differs in certain material respects from U.S. GAAP. See Note 40 “Reconciliation to U.S. GAAP” to the audited financial statements of Messer Holding included in Item 18 “Financial Statements”for an explanation of these differences.

(4) Income (loss) from discontinuing operations and gain (loss) from disposal of discontinuing operations are comparable under IFRS and U.S. GAAP for the twelve months ended December 31, 1999 and 2000 and the four months ended April 30, 2001. For a description of the different treatment under IFRS and U.S. GAAP of discontinuing operations during the eight month period ended December 31, 2001 and the twelve months ended December 31, 2002, (see Note 40 “Reconciliation to U.S. GAAP” to our consolidated financial statements).

(5) Calculated as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring & reorganization charges and cash dividends from non consolidated subsidiaries. Normalized EBITDA is not a measure recognized by IFRS or U.S. GAAP and may not be comparable to similar measures presented by our competitors.

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

Our ability to generate cash from operations depends largely on the health of the economy in Europe and the United States, as well as on the competitive environment for industrial gases in these markets. In addition, our cash flows from operations outside of Western Europe are subject to devaluation and repatriation risk. If our operating cash flows are not sufficient to meet our operating expenses and debt payment obligations, we may be forced to do one or more of the following:

•                                          delay or reduce capital expenditures or the introduction of new products and applications;

•                                          sell additional assets beyond those we currently plan to divest; and

•                                          forego business opportunities, including acquisitions and key research and development activities.

If we are unable to meet our debt service obligations, we may attempt to restructure or refinance our existing debt or to seek additional funding. However, we may not be able to do so on satisfactory terms, if at all. Any such failure could result in an event of default under Messer Griesheim’s senior facilities and our senior notes.

Our high levels of indebtedness could adversely affect our ability to run our business.

As of December 31, 2002, we had €1,375.4 million of indebtedness and €294 million of additional availability under undrawn committed credit facilities within our senior facilities. Our high level of debt could have important consequences, including the following:

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

Messer Griesheim’s senior facilities and the terms of the indenture governing our senior notes restrict our ability to incur additional debt, but they do not fully prohibit us from doing so. Accordingly, we may be able to incur substantial additional debt in the future. If we do incur additional debt, the risks outlined above could intensify.

We are subject to restrictive debt covenants.

Messer Griesheim’s senior facilities and the indenture governing the senior notes restrict our ability to do, among other things, any of the following:

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

All of these limitations are subject to exceptions and qualifications that may be important.

If Messer Griesheim is not able to comply with any of the covenants set out in the senior facilities agreement, an event of default would occur, and Messer Holding could lose its rights under the intercompany loan. In that event, Messer Holding would have no funds available to make payments to the holders of the senior notes. For a description of the Refinancing Program see Item 4 “Information on the Company – 4.A History and Development of Messer Griesheim and Messer Holding”.

In addition, a central part of our strategy is to realize the potential of capital investments we have made in the United

States and Europe over the past five years. Achieving significant returns from those investments may require spending additional capital. However, the restrictive nature of the covenants contained in the senior notes and in Messer Griesheim’s senior facilities agreement may limit our ability to invest any additional capital, even where required to realize the benefits of prior investments.

Our divestiture program adopted in May 2001 may not proceed as quickly as we plan or achieve the economic benefits we anticipate. Our divestiture program may not produce the significant amounts of cash necessary to repay our senior facilities.

A major component of our business strategy is the divestiture of substantially all of the assets and operations located outside of our core markets along with certain non strategic assets and operations within our core markets. As of December 31, 2002, other than the joint ventures in Central America and China and our subsidiaries in Indonesia and Peru, we have completed all divestitures that were targeted to be completed by the end of calendar year 2002. Pursuant to the divestiture program, as of December 31, 2002, the consummated dispositions resulted in debt relief (including deconsolidated debt as a result of the divestiture program) of approximately €340 million. Agreements for additional dispositions provided an additional €10 million of debt relief, resulting, upon consummation, in aggregate consolidated debt relief as of December 31, 2000 of €350 million. While we have divested a significant portion of the assets and operations located outside our core markets, we cannot predict with any certainty how quickly the remaining divestitures can be negotiated and completed or the amount of proceeds we would realize from the remaining divestitures. The divestiture of certain of our assets and operations may require additional expenditures prior to their disposal. In most cases, we are attempting to sell these assets through auction processes, although we cannot guarantee that there will be sufficient competition in each case. For assets in some countries, there are only one or two potential acquirors with whom we can realistically negotiate. There is no assurance that we can realize prices for these assets that correspond to their value in other markets or to the cost we incurred in purchasing and installing these assets. For all of these reasons, it is difficult to predict with certainty how quickly all of these divestitures can be negotiated and completed or the amount of proceeds that we will realize from the divestitures. In addition, economic and market conditions that generally affect the pace and amount of corporate acquisition activity may also negatively affect the amount of proceeds we receive from, and the timing of, our divestiture program.

If we are unable to repatriate sale proceeds to Germany, Messer Griesheim may not be able to use these proceeds for debt repayment and an event of default may occur under Messer Griesheim’s senior facilities as a result. If there is an event of default under the terms of the senior facilities, Messer Holding could lose its rights to the intercompany loan and thus its source of funds to make payments on the senior notes.

To implement our cost savings plan, we will incur significant expenditures of capital. There is no assurance that we will achieve our desired level of savings pursuant to this plan.

A major component of our business strategy is the realization of cost savings in our core operations, particularly in Europe. In order to implement our cost savings plan, we expect to incur total one time costs of approximately €64.5 million between April 30, 2001 and year end 2003. During the implementation phase of our cost savings plan, we expect our implementation costs to exceed realized savings. Moreover, our restructuring costs may be higher than we anticipate, particularly if implementation is delayed, and our information technology improvements may not yield the cost savings benefits that we anticipate. Accordingly, we cannot assure that our cost savings will be at the levels we expect or that the actual savings will be greater than the costs we incurred in implementing our plan. In addition we also cannot assure that we will have the necessary cash to implement our cost saving measures on a timely basis.

We operate in a highly competitive environment, which has tended to reduce industrial gas prices over most of the past five years. Falling prices could reduce our revenues or cash flows.

The worldwide industrial gas industry is dominated by seven major producers, five of which have large operations in Europe. Additionally, there are also thousands of smaller, local producers, some of whom operate on a low cost basis, primarily in the cylinder segment. Some of our competitors may have greater financial resources than we do. The past five years have witnessed consolidation among the biggest producers and an aggressive effort by most large producers to increase market share. The resulting price reductions combined with increasing energy prices have required us and other major producers to reduce costs to maintain profit levels. Although prices appear to have stabilized in many of our markets recently, we cannot assure that the prices of our products will not continue to fall, which could adversely effect our revenues and cash flows, or that we will be able to maintain current levels of profitability.

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

Energy costs consist principally of electrical power costs. Electricity represented approximately 29% of our cost of sales in 2002. Our air separation and other production processes require significant amounts of electric energy. Though we pass a portion of these energy costs through to our customers under some of our long term contracts, increases in energy costs can reduce our profitability significantly. A significant portion of our total energy costs are not passed through to customers. It is difficult to predict general trends in electricity prices for our various production facilities. We cannot assure that energy prices will not continue to rise or remain volatile. Any such increases or volatility could have a direct impact on our operating costs and profitability.

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

We maintain our books and records, and measure our results, in Euros. In 2002, 22.1% of our net sales came from North America, and more than 22,9% came from countries where the functional currency is neither the Euro nor the U.S. dollar. Fluctuations in exchange rates could decrease the income, as expressed in Euro, that we derive from operations in those countries where the functional currency is not the Euro. While we enter into hedging transactions to minimize the effects of changes in exchange rates, with respect to certain transactions we cannot assure that we will continue to do so or that our efforts will be successful.

Most of our indebtedness is denominated in Euros or U.S. dollars, and our ability to use cash received in currency other than the Euro or U.S. dollar to service that indebtedness could be adversely affected by changes in exchange rates against the Euro or the U.S. dollar. Moreover, we anticipate that a portion of the proceeds from our divestiture program will be in currencies other than the U.S. dollar or Euro. Fluctuations in exchange rates could decrease the income, as expressed in Euros or U.S. dollars, which we derive from these asset sales.

Risks Relating to the Capital Structure

If Messer Griesheim does not make payments to Messer Holding under the intercompany loan, Messer Holding will not be able to make payments to the noteholders.

Messer Holding is a holding company, and its only assets and sources of revenue will be the shares of Messer Griesheim and its intercompany loan to Messer Griesheim. This intercompany loan is subordinated to Messer Griesheim’s obligations under the senior facilities. In addition, the intercompany loan is effectively subordinated to all existing and future debt of Messer Griesheim’s subsidiaries. The scheduled payments due on the intercompany loan are adequate to make scheduled payments on the senior notes. However, if Messer Griesheim fails to make payments to Messer Holding under the intercompany loan, Messer Holding does not expect to have any other sources of funds that would allow it to make payments to the senior noteholders.

In addition, Messer Holding has pledged the shares of Messer Griesheim to Messer Griesheim’s senior lenders in order to secure Messer Griesheim’s payment obligations under the senior facilities. Messer Holding has agreed not to pursue its rights under the intercompany loan if there is an event of default under those facilities. These events of default include failure to comply with financial maintenance ratios and other covenants. Messer Holding has also irrevocably waived all of its rights to receive payments under the intercompany loan if, after an event of default, Messer Griesheim’s senior lenders accelerate Messer Griesheim’s obligations under the senior facilities. In any such event, the senior lenders have the right to sell the shares of Messer Griesheim pledged to secure their loans, in which case Messer Griesheim’s obligations under the intercompany loan will be released. If Messer Holding’s rights under the intercompany loan are released, its only source of funds to repay the senior notes will be the proceeds, if any, remaining after the senior lenders have been repaid in full from the proceeds of the share sale.

Messer Griesheim’s ability to service its debt depends in part on dividends from subsidiaries.

Messer Griesheim conducts a majority of its business through direct and indirect subsidiaries. Its ability to service indebtedness, including the intercompany loan, is partially dependent upon the receipt of funds from Messer Griesheim subsidiaries, by means of payments under intercompany loans, dividends, interest or otherwise. The ability of these subsidiaries to make funds available to Messer Griesheim is subject to applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. In addition, the intercompany loan is effectively subordinated to all existing and future debt of Messer Griesheim’s subsidiaries. Certain of Messer Griesheim’s subsidiaries are direct borrowers under the senior facilities and these and other subsidiaries have provided guarantees to the lenders under the senior facilities.

Messer Holding’s shareholders may sell their interests to third parties. Any such sale could trigger change of control provisions, which could result in a default under Messer Griesheim’s senior facilities and the senior notes.

Messer Griesheim Group owns 100% of Messer Holding. As at December 31, 2002, Messer Griesheim Group is held 32.11% by the Messer family through Messer Industrie, 33.08% by Allianz Capital Partners, 33.08% by certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc. and 1.73% by Messer Employee reflecting ownership interests of our employees and shareholders’ committee participants in the share purchase and option plan. If these investors cease to have a specified minimum interest in Messer Griesheim, that would constitute change of control that would trigger certain requirements under the senior notes and under Messer Griesheim’s senior facilities. A change of control would require Messer Holding to offer to repurchase the senior notes, which repurchase is backed by a similar requirement in its intercompany loan to Messer Griesheim, and would also require Messer Griesheim to repay its senior facilities. Messer Holding may not have the funds needed for any such repurchase and, if Messer Griesheim is unable to repay its senior facilities at that time, or if Messer Griesheim is unwilling to do so, a default would result, and Messer Holding could lose its ability to make payments to the noteholders.

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

Headquartered in Norderfriedrichskoog, Germany, we are a holding company with no material assets other than 100% of the shares of Messer Griesheim and our rights under an intercompany loan to Messer Griesheim. Our registered office is located at D-25870 Norderfriedrichskoog and our telephone number is 049-4864-1401.

The principal predecessor company and main operating company of Messer Holding was founded by the Messer family in 1898 in Hoechst, Germany, to produce acetylene generators and lamps. Until its merger in 1965 with the Hoechst AG subsidiary Knapsack-Griesheim AG, Messer Griesheim operated as a private, family owned company. Beginning in the 1970s, Messer Griesheim expanded its operations from Germany into other western European countries and the United States. In 1989, it continued to expand its operations geographically to capitalize on opportunities presented by the political and commercial changes occurring in Eastern Europe and the reunification of Germany.

Like most major industrial gas companies, Messer Griesheim followed a program of rapid global expansion from 1997 through 1999. During this period, we made substantial investments in our core markets of North America and Europe and expanded into Latin America, Asia and Africa.

The Acquisition of the Shares of Messer Griesheim

The Acquisition Transactions

Prior to April 30, 2001, Messer Griesheim was 33 1/3% owned by the Messer family, through their subsidiary Messer Industrie GmbH, and 66 2/3% owned by Hoechst AG, a subsidiary of Aventis. Aventis was formed by the merger in December 1999 of Hoechst AG and Rhône-Poulenc S.A., two of Europe’s largest chemical companies. On December 31, 2000, a consortium of financial investors agreed to acquire Hoechst’s interest in Messer Griesheim under a business combination agreement. This consortium, referred to in this Form 20-F as the sponsors, consists of Allianz Capital Partners and six private equity funds managed by affiliates of the Goldman Sachs Group, Inc., which we refer to as the GS Funds. At December 31, 2000, Messer Griesheim had capital stock of €276.1 million par value.

In preparation for selling its interest in Messer Griesheim and as part of Hoechst’s tax planning, Hoechst activated Messer Holding and transferred its shares in Messer Griesheim to it. Hoechst then loaned its shares in Messer Holding to a wholly owned subsidiary, Diogenes 20. Vermögensverwaltungs GmbH that we refer to as Newco 3. The sponsors formed Messer Griesheim Group GmbH (formerly named Cornelia Verwaltungsgesellschaft mbH), referred to as Messer Griesheim Group, which then acquired all of Messer Holding’s outstanding share capital from Newco 3 for a purchase price of €618 million, thereby acquiring an indirect 66 2/3% interest in Messer Griesheim. Of that purchase price, €388 million was paid at completion of the acquisition. The balance of €230 million is due from Messer Griesheim Group on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier.

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

As a result of the transfer and acquisition transactions described above, Messer Griesheim Group owned 100% of Messer Holding. Messer Griesheim was held, indirectly through Messer Griesheim Group, 32.67% by the Messer family through Messer Industrie, 33.665% by Allianz Capital Partners and 33.665% by the Goldman Sachs Funds.

The acquisition transactions have been accounted for in a manner similar to a “purchase” business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under our divestiture program described elsewhere in this Form 20-F, based on their estimated fair values as of April 30, 2001, the acquisition date. The resulting excess of such cost over the fair value of the net assets acquired is accounted for as goodwill. In connection with the acquisition transactions, substantially all of Messer Griesheim’s existing indebtedness was refinanced. Additionally, following the acquisition transactions, Messer Griesheim adopted in May 2001 a divestiture program pursuant to which it intends to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non strategic operations in its core markets.

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

As part of the acquisition transactions, the sponsors contributed €500 million to Messer Griesheim Group, of which €388 million was used to pay the cash portion of the purchase price to acquire Hoechst’s share of Messer Holding’s outstanding share capital and to make a cash payment to Messer Industrie. The remainder of this contribution has been used to, among other things, pay fees and expenses in connection with the acquisition transactions and contribute additional equity to Messer Holding.

Messer Griesheim Group also agreed, subject to certain conditions yet to be met, that Messer Griesheim would acquire from Aventis certain assets in China for €32 million, as described more fully below under “China Transactions”.

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

Call and Put Options

In order to meet German tax planning requirements of Hoechst, under the business combination agreement described above, Messer Griesheim Group granted a “call” option to Diogenes 20. Vermögensverwaltungs GmbH, initially a wholly owned shell subsidiary of Hoechst (“Newco 3”) to acquire 66 2/3% of Messer Holding’s share capital for a promissory note in the amount of the purchase price Messer Griesheim Group paid Newco 3 for its interest in Messer Holding. Newco 3 exercised this call option between January 1 and January 11, 2002. In addition, Hoechst granted an option to Messer Griesheim Group to acquire all the outstanding share capital of Newco 3 for a nominal amount. Messer Griesheim Group exercised its counter call option between January 16 and January 23, 2002 and merged Newco 3 into itself and canceled the promissory note. As a result of these transactions, Messer Griesheim Group became the direct holder of the shares of Messer Holding.

Refinancing Program

In connection with the acquisition transactions described above, a substantial portion of Messer Griesheim’s then existing debt became due and payable upon the change in control, which occurred on April 30, 2001. As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

The amounts borrowed under the senior facilities agreement (€1,160 million) and under the mezzanine bridge facility (€400 million) were used to repay Messer Griesheim’s existing debt obligations of €1,303 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating €19.1 million have been reflected as part of the purchase accounting adjustments. No part of the debt existing prior to April 30, 2001, was used to finance the acquisition transactions. Refinancing costs of €90.0 million were capitalized, and are being amortized over the period of maturities of the borrowings using the effective interest rate method.

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

The aggregate facilities, outstanding amounts borrowed as of December 31, 2002 and the maturity profile is given below:

Description	Interest rate		Available amount		Amounts outstanding		Maturity date(7)
			(in € millions)		(in € millions)

€300 Million Senior Term A facility(4)(5)(6)	5.35	%(2)	237.1	(1)	237.1		April 20, 2008
€170 Million Senior Term B facility(4)	6.15	%(2)	167.6		167.6		April 30, 2009
$124 Million Senior Term B facility(4)	4.58	%(2)	117.9	(1)	117.9		April 30, 2009
€115 Million Senior Term C facility(4)	6.65	%(2)	52.4		52.4		April 30, 2010
$162 Million Senior Term C facility(4)(6)	4.99	%(2)	154.7	(1)	154.7		April 30, 2010
€260 Million Senior Revolving facility I	—		260.0		—		March 31, 2008
€50 Million Senior Revolving facility II	—		34.0	(3)	—		March 31, 2008
Senior Notes	10.375%		550.0		493.7	(8)	June 1, 2011
Other existing debt(6)	5.65%		215.5		215.5
					1,438.9
Unamortized debt issuance costs					(63.5)

Total			1,789.2		1,375.4

(1)               U.S. Dollar (US-$) amounts under the facility have been converted into EURO at the rate of €1 = US-$ 1.0415, British Pound (GBP) amounts at the rate of €1 = GBP 0.6502, the exchange rates at December 31, 2002.

(2)               Variable interest rates as of December 31, 2002.

(3)               €16.0 million drawn as trade and commercial guarantees.

(4)               The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5)               Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6)               Interest rate is a weighted rate.

(7)               The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans.

(8)               From September until October 2002, Messer Griesheim made open market purchases in aggregate principal amount of €56.3 million senior notes at an average price of 102.9%. The purchased senior notes have been deducted from the outstanding amount of €550 million. In connection with the purchase, unamortized financing costs of €4.0 million, fees and tender premium of €2.2 million were expensed and are classified as other financial expense for the twelve months ended December 31, 2002.

Messer Holding is dependent upon the payments it receives under the intercompany loan to make payments to the holders of its senior notes. Messer Holding’s claims under the intercompany loan are subordinated to the claims of the lenders under the senior facilities. Payments on the intercompany loan also are not permitted in certain cases involving payment and non-payment defaults under the senior facilities. In addition, Messer Holding has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Holding has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell Messer Holding’s shares of Messer Griesheim, Messer Holding will release its claims against Messer Griesheim for payment of the intercompany loan. If Messer Holding is ever required to release its claims for repayment of the intercompany loan, its only source of repayment for the senior notes will be the net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the intercompany loan is effectively subordinated to all existing and future debt of Messer Griesheim’s subsidiaries.

Divestiture Program

Overview

In May 2001, immediately following our change in ownership through the acquisition transactions described elsewhere in this Form 20-F, we adopted a divestiture program under which we intend to divest substantially all of our assets and operations outside of our core regions as well as certain non strategic operations in our core regions. By divesting these operations, our management believes that we can reduce our consolidated debt and focus on our most profitable geographic markets.

As of December 31, 2002, other than the joint ventures in Central America and China as described in Item 4 "Information on the Company" - 4.A "History and Development of Messer Griesheim and Messer Holding China Transactions" and our subsidiaries in Indonesia and Peru, we have completed all divestitures that were targeted to be completed by the end of calendar year 2002.

During the twelve months ended December 31, 2002, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago and Venezuela, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As a result of our divestitures, we completed repayment of our senior term disposal facility in the second quarter of 2002. In January 2003, we sold our operations in Indonesia to PT Tira Austenite Tbk.

We are required under Messer Griesheim’s senior facilities agreement to use the proceeds of these divestitures to repay borrowings under the senior facilities, and the senior facilities agreement requires us to repay at least $198.6 million of borrowings (the entire senior term disposal facility) by April 2003. As of April 29, 2002, the senior term disposal facility has been fully repaid. Separately, Messer Griesheim is required to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with divestments of assets will result in the reduction of the aggregate indebtedness, as of April 30, 2001, of Messer Griesheim and its consolidated subsidiaries by at least €255 million by April 30, 2003. Upon completion of the entire divestiture program, we expect that our divestitures will permit us to reduce our consolidated debt reflected on the December 31, 2000 balance sheet by approximately €400 million.

Pursuant to the divestiture program, as of December 31, 2002, the consummated dispositions resulted in debt relief (including deconsolidated debt as a result of the divestiture program) of approximately €340 million.

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

China Transactions

Messer Griesheim operates in the People’s Republic of China through seven directly owned subsidiaries as well as through interests in six joint ventures held by Aventis (China) Investment Co. Ltd., or ACIC, and managed by employees of Messer Griesheim. Pursuant to the business combination agreement and a related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC’s interests in the six ACIC joint ventures. Although China is not a core market for us, Aventis required this purchase in order to enable Aventis to divest all of its interests in the industrial gases business, not simply its interest in Messer Griesheim. Although we expect to divest to one or more third party buyers both the Messer Griesheim China joint ventures and the ACIC joint ventures, we can provide no assurance as to when these divestitures will be completed.

Pursuant to the China sale and purchase agreement, the assets currently held by ACIC will be transferred into Messer Griesheim China Holding, a wholly owned subsidiary of Messer Griesheim GmbH registered in Frankfurt am Main. The completion of the purchase will depend on the consent and outcome of discussions with third parties, including Chinese regulatory authorities and local joint venture partners, and the satisfaction of certain other conditions. In the event that such conditions cannot be satisfied before April 30, 2003 under the business combination agreement, Messer Griesheim’s obligations to purchase ACIC’s interests in the ACIC joint ventures will terminate.

The purchase price for the ACIC joint ventures is €32 million plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures at the rate of 200 basis points over three month EURIBOR. Upon acquiring the ACIC interests, Messer Griesheim has agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transactions described above. As of December 31, 2002, such debt amounted to approximately €12.1 million. The incurrence of any further debt by ACIC relating to the ACIC joint ventures between the date hereof and the closing of the transactions contemplated by the China sale and purchase agreement will be subject to the prior approval of Messer Griesheim. Payment of the purchase price is guaranteed by Messer Holding’s parent, Messer Griesheim Group.

Singapore Transactions

Prior to restructuring its Singapore investments as described below, Messer Griesheim had a joint venture with Texaco Nederland B.V., through a company called Singapore Syngas Pte Ltd, or Syngas. In February 1998, Syngas agreed to build a synthetic gas plant in Singapore for Celanese Singapore Pte. Ltd, this was at that time a subsidiary of Hoechst. Messer Griesheim guaranteed to Celanese that the plant would be completed by July 1, 2000. Messer Griesheim also provided financial guarantees for bank loans incurred by Syngas to finance construction of the plant.

Syngas encountered significant plant specific difficulties and delays which gave rise to potential claims under the completion guarantee and could entitle the bank lenders of Syngas to accelerate their loans to Syngas.

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

Under the agreement, Messer Griesheim transferred on April 30, 2001 its 100% interest in Messer Singapore and 50% interest in Syngas, together with most of its liabilities related to Singapore, to Messer Singapore Holding GmbH, a special purpose company. The company was 39% owned by Hoechst AG, 39% by Messer Griesheim, 11% by a special purpose company owned by Messer Industrie and 11% by a special purpose company owned by Dr. Schmieder, our Chief Executive Officer, and Mr. Doerr, our Head of North American Operations. Messer Griesheim retained its liability under a guarantee in favor of the bank lenders to Syngas, but Messer Singapore Holding has agreed to indemnify Messer Griesheim for liabilities that may arise under that guarantee.

Funding of Messer Singapore Holding was provided through shareholder loans from Hoechst, for 66 2/3% of funding requirements, and Messer Griesheim, for 33 1/3% of funding requirements, except that Messer Griesheim’s aggregate funding requirements are capped at €92 million and Hoechst was responsible for 100% of Messer Singapore Holding’s funding requirements once this cap has been reached. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement, including Messer Griesheim’s funding obligations under this cap, takes account of all of Messer Griesheim’s funding to its Singapore operations since September 1, 2000. Accordingly, Messer Griesheim’s remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were €63.6 million as of April 30, 2001, €14.5 million as of December 31, 2001 and €10.2 million as of December 31, 2002.

In addition, Messer Griesheim received from Hoechst on April 30, 2001 a €26.4 million cash payment, accounting for 66 2/3% of the funding requirements of the Singapore operations since September 1, 2000 (excluding payments to Celanese and Texaco, of which Hoechst had already funded €31.1 million through shareholder loans to Messer Griesheim, as described below under “Developments with Celanese and Texaco”).

In December 2001, Messer Griesheim transferred its 39% interest in Messer Singapore Holding to Messer International GmbH, a wholly owned subsidiary of Messer Griesheim. At the same time, Hoechst transferred its 39% interest in Messer Singapore Holding to Aventis Regional Treasury Asia Pacific Pte. Ltd., a wholly owned subsidiary of Aventis.

In October 2002 Messer Singapore Pte. Ltd. sold Air Separation and Vacuum Flasher Units to Singapore Syngas Pte. Ltd. and its remaining assets of the company to Air Products Singapore Pte. Ltd. and Singapore Oxygen Air Liquide Pte. Ltd. Following these transactions, Messer Singapore Holding GmbH sold all its shares in Singapore Syngas Pte. Ltd. to Chevron Texaco Singapore Energy Company. In conjunction with the agreements, certain guarantees totaling €16.0 million were given. The Company has evaluated these guarantees and set up a provision for the remaining risks.

Developments with Celanese and Texaco

In March 2001, Texaco and Messer Griesheim entered into arrangements with Celanese which settled the claims of Celanese under Messer Griesheim’s completion guarantee and amended the existing gas supply agreement between Syngas and Celanese. As a result, Celanese irrevocably released and discharged Messer Griesheim and its shareholders from all claims in any way related to the completion guarantee and acknowledged that such guarantee had expired. These amendments and modifications involved, among other things, cash payments by Messer Griesheim to Celanese which are included in the overall allocation of Syngas funding exposures of 33 1/3% to Messer Griesheim and 66 2/3% to Hoechst and reflected in the cap on our remaining funding obligations referred to above.

The settlement amount allocated to and paid by Messer Griesheim was € 28.6 million, of which €19.8 million was lent by Hoechst. The repayment claim against Messer Griesheim for this loan was waived by Hoechst on April 30, 2001.

In February 2002, Aventis, Messer Griesheim and Messer Singapore Holding reached an agreement with Celanese and Celanese Singapore (Pte.) Ltd. in which Messer Singapore Holding agreed to pay $12.5 million to Celanese Singapore on settlement of a prior agreement requiring Messer Griesheim to pay Celanese certain consideration. One third of the $12.5 million was applied towards the €92 million funding cap by Messer Griesheim to the Singapore operations.

In conjunction with the Celanese settlement, a put option agreement dated December 20, 1999 between Messer Griesheim and Texaco was modified by an agreement dated March 29, 2001. The original put option agreement gave Texaco an option to sell 25% of the shares in Syngas to Messer Griesheim. Under the modified put option agreement, Messer Griesheim purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco’s 25% proportionate equity interest in Syngas and related funding obligations. Messer Griesheim paid a purchase price of €17.2 million for the loans. Of that amount, Hoechst lent €11.3 million to Messer Griesheim. The repayment claim for this loan was waived by Hoechst on April 30, 2001. In exchange, Texaco agreed that Aventis can require Texaco to exercise the put option with respect of 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of $1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH, and not to Messer Griesheim.

As a result of the change in ownership that occured when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities which were due June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

In connection with the implementation of the arrangement between Hoechst, and Messer Griesheim relating to Syngas, and the subsequent developments regarding Celanese, Texaco, the bank credit facilities, Hoechst and Messer Griesheim have divested Messer Singapore Holding GmbH or its interests in Syngas and Messer Singapore.

For a description of our principal capital expenditures see Item 5. “Operating and Financial Review and Prospectus”

- 5.B “Liquidity and Capital Resources”.

Recent Events

In January 2003, we sold our operations in Indonesia to PT Tira Austenite Tbk.

4.B BUSINESS OVERVIEW

General

We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the steel, chemicals, pulp and paper, electronics, health care, food and beverages, automotive, lighting, and glass industries. We deliver our products in one of three ways:

•                                          direct delivery in gaseous form, either from on-site production facilities or through pipelines,

•                                          bulk delivery, principally in liquid form, in large volume tanks, or

•                                          returnable cylinders, principally in gaseous form.

We operate in 45 countries through more than 407 facilities, including production plants, distribution and filling stations and research centers. We have an estimated global market share of approximately 4% of the total industrial gases market, making us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in central and eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the twelve months ended December 31, 2002, we generated net sales of €1,526 million and normalized EBITDA of €403 million.

Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 65.0% of our net sales and 72.0% of our normalized EBITDA for the year 2002. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We have been in the process of divesting substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. Other than our joint ventures in Central America and China and our subsidiaries in Indonesia and Peru we have completed these divestitures by year end 2002.

We believe that the industrial gas industry benefits from favorable characteristics including stable earnings from long-term supply contracts, limited cyclicality due to a highly diversified range of customers, high barriers to entry due to significant required start-up investments and favorable growth prospects driven largely by new applications. We believe that the worldwide industrial gas industry is relatively concentrated, with competition taking place at the regional or local level. In most geographic markets, the two or three largest producers have a significant combined market share. The seven largest producers are estimated to have accounted for approximately 75% of the worldwide market in 2002. Except for the impact of Linde’s acquisition of AGA in 2000, the relative market shares of the leading industrial gas producers have remained broadly unchanged over the past decade, which we believe illustrates the industry’s stability. We also believe that there is a recent trend among industry participants towards a focus on return on capital as opposed to growing market share.

Strengths

We believe our principal strengths are:

A leading market position in Germany and strong positions in certain other core markets

We are one of the leaders in the industrial gas market in Germany where we have an estimated market share of approximately 32% second to Linde/AGA which has an estimated market share of approximately 38%. We offer our customers a complete product portfolio, highly efficient infrastructure, highly qualified staff and a full range of technologies. We own a 516 kilometer oxygen and nitrogen pipeline network in the “Rhein/Ruhr area”, the industrial heartland of Germany, which is the only oxygen and nitrogen pipeline network in the region and the largest industrial gas pipeline in Germany. We also own a 53 kilometer oxygen and nitrogen pipeline network in the Saar region. Through both of these highly automated pipeline networks, we provide products to many well established long-term industrial customers, while benefiting from a significant barrier to entry by competitors who do not have such a pipeline infrastructure.

We have a strong pipeline and merchant business throughout the United States, as we operate air separation plants to supply customers across the major industrial areas.  In addition, we operate a cylinder and specialty gas business primarily in the Northeastern part of the country including, Virginia, Maryland, Delaware, New Jersey, Pennsylvania and New York.

In Western Europe, we have followed a niche strategy, based on perceived opportunities in selected countries. We have developed strong businesses in carbon dioxide production and distribution in the United Kingdom, France, Switzerland and Italy and in cylinder delivery of specialty and industrial gases in Belgium and France. We also operate a 84 kilometer oxygen and nitrogen pipeline network in the industrial area of Tarragona, in northeastern Spain.

We were one of the first western industrial gas companies to enter central and eastern Europe in the late 1980s. We have a leading position in the region, with estimated market shares ranging from approximately 35% to 75% in Hungary, Slovakia, Slovenia, Croatia, Bulgaria, Bosnia and Serbia. We also have a strong position in Austria with an estimated market share of approximately 16%. We believe our strong presence in central and Eastern Europe positions us well to capitalize on the attractive growth prospects we believe this region offers.

Stable cash flows from long-term contracts

A significant portion of our sales is derived from long-term contracts. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually contain “take-or-pay” minimum purchase requirements. In each of the last three years, the take-or-pay minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% of the total amount of net sales that we generated under these contracts in Germany and 40% to 45% in the United States.

Contracts in our bulk businesses generally have terms of two to three years in Europe and five to seven years in the United States. Contracts in both our on-site and pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. On-site and pipeline contracts in Germany and the United States accounted for approximately 15% of our total net sales in 2002. Bulk contracts in these two countries accounted for approximately 25% of our total net sales in 2002. Our on-site, pipeline and bulk businesses in Germany and the United States together accounted for approximately 39% of our total net sales and 50% of our normalized EBITDA in 2002.

Diversified customer base

We believe that our diverse customer base helps protect our operating results against macroeconomic fluctuations. We have a diverse customer base in the steel, primary metal, chemicals, waste processing, automotive, oil refining, food and beverages, healthcare, electronics and glass industries. Our customer portfolio includes a wide range of large international companies such as ThyssenKrupp, Bayer, Veba, Celanese, Clariant, BASF, Volkswagen, Bosch, DaimlerChrysler, Textron-Kautex, NUCOR, DuPont, General Electric, Caterpillar, Nestlé and Shell. We are not dependent on any customer or set of customers. For example, in 2002, our top ten customers accounted for only 12.9% of our total net sales. No single customer has accounted for more than 4% of our total net sales in any of the past three years.

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

Experienced senior management backed by strong shareholder expertise

We are led by an experienced senior management team. Our eight most senior managers, Dr. Klaus-Jürgen Schmieder, Messrs. Stefan Messer, Peter Stocks, Harald Pinger, Winfrid Schmidt, James Doerr, Jens Dornedden and Michael Hoche, represent a combination of professionals with long-term experience within our company and recent hires with significant experience at our competitors and in other industries. Messrs. Schmidt, Messer and Doerr have each served with Messer Griesheim for 32 years, 24 years and 15 years, respectively. Dr. Schmieder and Mr. Stocks have significant restructuring experience from former positions at Hoechst and Air Products, respectively. Mr. Pinger has management and controlling experience from former positions at Unilever, Fresenius Medical Care and Fresenius Kabi. Mr. Dornedden has controlling and investor relation experience from his former position at Hoechst. Mr. Hoche has significant accounting and controlling experience from former positions at Reckitt Benckiser and Price Waterhouse.

Messer Industrie is the holding company for the Messer family’s interests in Messer Griesheim, with over one hundred years’ experience in the industrial gas business. In addition to the Messer family, our shareholders include Allianz Capital Partners, a subsidiary of Allianz Group, a leading global financial services company and one of the largest insurance companies worldwide, and certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

Strategy

We intend to maximize value by focusing on existing operations in our core markets of Germany, the rest of Europe and North America. This contrasts with our former emphasis on volume growth and global expansion. We believe that this strategy will increase our return on assets and cash flow and reduce our leverage going forward. The key elements of this strategy are as follows:

Reduce our debt

We have implemented a comprehensive divestiture program adopted in May 2001 through which we intend to divest substantially all of our assets and operations in Asia, Latin America and Africa, as well as certain non strategic assets and operations in our core markets. As of December 31, 2002, other than the joint ventures in Central America and China and our subsidiaries in Indonesia and Peru, we have completed those divestitures targeted to be completed by year end 2002. Upon completion of the entire divestiture program, we expected that the divestitures will permit us to reduce our consolidated debt reflected on the December 31, 2000 balance sheet by at least €400 million. Under the senior facilities agreement, we are required to repay at least $198.6 million of our senior term disposal facility by April 2003. As of April 29, 2002, the senior term disposal facility has been repaid in full.

We have so far completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago and Venezuela, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom.

In addition to our divestiture program, we also intend to reduce our need for additional debt financing and achieve further deleveraging by reducing our capital expenditures going forward and by implementing a cost savings plan, both of which are discussed below.

Exploit recent investments and reduce capital expenditures

We believe that we can exploit recent investments and reduce capital expenditures principally by focusing on our existing higher yielding assets in the United States and Europe. From 1996 to 2000 we have invested more than €2 billion in new assets, of which 20% was invested in Germany and 21% in the United States to add production capacity and increase production efficiencies. As a result, we currently have additional production capacity in these markets, which we believe we can exploit with limited additional investment. Reflecting our former rapid global expansion strategy, our capital expenditures in each of the years from 1996 to 2000 averaged more than 25% of our total net sales. In 2001 and 2002 we reduced our capital expenditures to no more than 10% of our total net sales and intend to maintain this reduced level of capital expenditures for the foreseeable future. Our capital expenditures in the future will be focused on making modest additions to our existing operations in our core markets that will allow us to exploit the full potential of earlier investments.

Profitably grow with the market in our core regions

We believe that we will profitably grow with the markets in our core regions principally by maximizing utilization of our existing production capacity, much of which has been recently constructed and is now operating (including, for example, two new large air separation units and a carbon monoxide plant in Germany). We also intend to continue drawing on our strong applications technology capability to service customers and develop new value added products and applications, focusing in particular on faster growing industry segments such as petrochemicals, refining, electronics and food.

Implement our cost-savings plan

We are implementing a program to reduce our operating costs. This cost savings plan focuses on Europe, particularly Germany. Our cost savings program was developed with the support of Roland Berger, a management consulting firm, which we have also retained to assist us in the implementation of the program. We have identified most of the specific cost-savings measures that we expect to achieve by year end 2003. We expect these will reduce the cost base of our operations in our core markets relative to its level for the year 2000 by €100 million by year end 2003. To implement these cost saving measures, we expect to incur one-time costs of €64.5 million between April 30, 2001 and year end 2003. For the twelve month period ending December 31, 2002 we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €71.1 million. As a result of implementation of these measures we incurred total one time costs of approximately €25.3 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the eight months ended December 31, 2001 and additional €12.8 million for the twelve months ended December 31, 2002. We expect to incur an additional €26.4 million of one time costs for the year 2003. The principal components of this program are as follows:

•                                          Reduce staff. Our plan to centralize key business processes as discussed below will enable us to eliminate duplicative positions in many departments including engineering, production, strategic marketing, logistics and applications technology development across our European operations. Starting the restructuring program at the beginning of the year 2001, we planned to eliminate approximately 900 out of more than 5,600 positions in Europe, principally in Germany by year end 2003.

•                                          Reduce energy costs. Energy is our single largest operating cost with electricity representing approximately 29.0% of our total cost of sales in 2002. In our German operations, we believe we have a history of aggressively managing energy costs. We intend, through our initiative to centralize key business processes discussed below, to extend this aggressive energy management to all of our operations. Among other things, we are seeking to lower our overall energy costs by negotiating more favorable contracts with power suppliers and by implementing more efficient and proactive operational measures at our plants.

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

The Industrial Gas Industry

General

The industrial gas industry consists of the production, distribution and sale of industrial gases and related hardware. Industrial gases are sold to three main customer sectors: industrial customers (such as the steel, chemicals, oil refining, cutting and welding, food, pulp and paper, automotive, lighting and glass manufacturing industries), medical customers (such as hospitals and clinics) and specialty customers (such as electronics manufacturers, research facilities and universities and fiber optics manufacturers). Total sales of industrial gases worldwide in 2002 were estimated at U.S.$34.0 billion, of which U.S.$29 billion was attributed to the industrial sector, U.S.$3 billion to the medical sector and U.S.$2 billion to other specialized sectors.

Most industrial gases are produced by separating and purifying gases found naturally in the atmosphere through physical and chemical processes or by mixing various kinds of industrial gases. Most industrial gases are commodity gases that can be produced at similar purity levels by a broad range of manufacturers. Specialty gases are produced by a smaller number of manufacturers. The global industry’s most important products by sales are oxygen, nitrogen, argon, carbon dioxide, acetylene, specialty gases and hydrogen. In 2001, the most recent year for which we have independent figures, oxygen, nitrogen, argon, carbon dioxide, acetylene, specialty gases and hydrogen accounted for approximately 29%, 21%, 12%, 9%, 8%, 5% and 5%, respectively, of estimated global sales. We believe that the industrial gases that we produce, and the percentages of our total net sales they represent, generally follow the industry-wide pattern.

Industrial gases are delivered in one of three ways: (a) direct delivery in gaseous form, either from on-site production facilities or through pipelines, (b) bulk delivery, principally in liquid form in large volume tanks or (c) returnable cylinders, principally in gaseous form. We use each method of distribution.

Market Structure and Competition

Globally, there are currently seven major industrial gas producers and distributors: L’Air Liquide, S.A., The BOC Group PLC, Praxair, Inc., Air Products & Chemicals, Inc., Linde AG, Nippon Sanso Corp. and Messer Griesheim. Collectively, these seven producers accounted for approximately 75% of total worldwide sales of industrial gases in 2002. We are the seventh largest industrial gas producer in the world, with an estimated global market share of approximately 4% but with higher market shares in Germany and in certain other markets as described below. There are also thousands of smaller, local companies that are primarily active in the cylinder segment. Despite the dominance of large companies, competition in our industry is largely local rather than global due to relatively high distribution costs over long distances and the limited scope for cost-sharing across markets. Competition in the local markets is based on price, reliability of supply, product quality, technology and service to customers.

The nature of competition varies by distribution mode (on-site and pipeline, bulk or cylinders) and by geographic area. On-site and pipeline distribution operations generally face the lowest competitive risk because of the relatively high barriers to entry, which include the need for high initial capital investments in facilities or pipelines and the high cost to the customer of switching suppliers. Bulk distribution operations also generally face low competitive risk because of similar high barriers to entry. The cylinder supply market for commodity gases, such as nitrogen, oxygen, carbon dioxide and acetylene, is the most competitive. Because of lower entry costs, smaller, local companies are able to penetrate this market. The specialty gas markets in which we operate are highly capital intensive, requiring specialized handling and technological expertise, and are therefore largely restricted to the seven major international industrial gas producers.

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

Significant Industry Trends

The global market for industrial gases is estimated to have grown from U.S.$28 billion in 1995 to U.S.$34.5 billion in 2002. The industrial gas industry is to some extent protected from cyclical swings in demand because it supplies a broad range of industries. New applications for industrial gases within faster-growing industry segments (for instance, petrochemicals, refining, electronics, environmental and food) also help compensate for slower demand growth and cyclicality from other more mature segments.

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

Our Products

Oxygen.  Iron and steel producers need oxygen to accelerate melting and to improve metal quality during the refining process. A modern steel plant can use up to 5,000 tons of oxygen per day. Oxygen is also used by the chemical industry for a variety of oxidation processes. Mixed with fuel gases, oxygen provides a heat source for many welding, cutting and metal fabrication processes. Oxygen fed furnaces and burners are also used in non-ferrous metal plants, brick-making kilns, pulp and paper mills, sewage plants and glass manufacturing plants. Oxygen enhanced combustion can often improve fuel efficiency and help reduce harmful byproducts. Oxygen also has a variety of medical applications in the healthcare industry.

Nitrogen.  Nitrogen possesses several characteristics that make it one of the world’s most widely used and versatile industrial gases. Nitrogen is capable of being chilled to intensely cold levels. This makes liquid and gaseous nitrogen a highly effective, versatile and non-polluting agent for freezing and chilling. Under normal conditions, nitrogen is chemically inactive and extremely dry, and an atmosphere of nitrogen prevents most oxidation, combustion and other reactions from taking place. This makes nitrogen an important purging and blanketing, or “buffering”, gas in the steel, aluminum, chemical, refining and electronics industry.

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

Carbon dioxide.  Carbon dioxide is generally intercepted from the byproduct streams of other companies’ manufacturing processes or from natural sources and “cleaned”, or separated from impurities, in our plants. Solid carbon dioxide at minus 79° celsius (often referred to as “dry ice”) is, like liquid nitrogen, used for chilling and freezing in the food industry. Carbon dioxide dissolves easily in water, making the resultant solution slightly acidic, and is often used to balance the pH of water as a preferred alternative to the addition of acids. Its solubility makes it a chosen method for carbonating drinks of all kinds.

Specialty Gases.  Specialty gases include common industrial gases which are produced in high-purity form (including high-purity oxygen, nitrogen and hydrogen), rare gases (including helium, xenon or krypton) and special mixtures of gases. We supply over 800 different special gas mixtures to meet the specific needs of industries, particularly the electronics industries, and for calibration uses in laboratories and research establishments. Ultra-pure specialty gases are also used for a variety of process steps in the manufacture of semi-conductors.

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

Production Methods

Industrial gases are principally produced by one of four methods:

Cryogenic Air Separation.  Cryogenic (low temperature) air separation is a mature technology, although incremental technical advances are still yielding improvements in capital cost, operating cost, ease of operation and reliability. The cryogenic process involves cooling air to a liquid form and then slowly vaporizing it by increasing its temperature. Because each of the individual gases within air vaporizes at a different temperature, separation of gases can be accomplished by precisely controlling the temperature. The plants, called air separation units, or Air Seperation Units, are complexes of compressors, distillation columns and various other components. The production process in modern air separation plants is highly automated, so few on-site employees are needed for the normal operation and maintenance of the plant.

Cryogenic systems are used for the large or medium-scale production of oxygen, nitrogen and argon, either in liquefied form for storage and transportation or as a gas for piping directly to large volume users. For those industries (such as the steel, petrochemicals and oil refining industries) that consume large quantities of these gases, the usual source of supply is from an Air Separation Unit.

The investment required to build an Air Separation Unit varies significantly depending on a variety of factors, including the size and complexity of the plant, total capacity, local construction costs and customer specifications. A typical large Air Separation Unit generally costs over €40 million to construct.

Non-Cryogenic Air Separation.  Non-cryogenic techniques involve the filtering of air without chilling and reheating it. The two principal methods, pressure swing adsorption and membrane diffusion, were first developed during the 1970s and are becoming increasingly significant for smaller or less demanding on-site applications. Gas from non-cryogenic separation techniques is of a lower purity than gas from the cryogenic process and it is possible to produce only one kind of gas at a time in this manner (as the remaining gas is released into the atmosphere after the filtering process is completed). Oxygen, nitrogen and argon can all be produced through non-cryogenic air separation.

Recovery.  Carbon dioxide and hydrogen are produced by purchasing gases that are the byproduct of other industrial processes and purifying them to the level of purity required by the customer. Carbon dioxide can also be produced by purifying sources obtained from wells or other natural sources.

Synthesis.  Acetylene and most specialty gas mixtures are produced by synthesizing, or mixing together, different gases or elements. Acetylene, for example, is produced from a process involving calcium carbide and water.

Raw Materials and Energy

Energy costs consist principally of electrical power costs. Electricity represented approximately 29% of our cost of sales in 2002. Energy is the largest single cost item in the production of industrial gases primarily because Air Seperation Units are energy intensive. A large unit that produces 5,000 tons of oxygen per day consumes 20 megawatts of electricity per hour to run its compressors. Many of our on-site and pipeline supply contracts pass the majority of energy costs specific to such contracts through to customers.

The raw material for producing oxygen, nitrogen and argon is air, which is free. For carbon dioxide, hydrogen and most specialty gases, raw materials such as the byproduct streams from other industrial processes, are largely purchased from outside sources and typically through long-term contracts with many different suppliers. Helium is extracted from natural gas deposits. Only a few sources of natural gas in the world contain a sufficient proportion of helium to allow for its economical separation. These are principally in the United States, Poland, Russia and Algeria. In the United States, we have a long-term supply contract with Air Liquide who has a contract with Exxon, one of the largest helium producers in the world. We also buy helium from suppliers in the other three countries.

Distribution

Like other large industrial gas producers in the industry, we deliver our industrial gas products in three ways: (i) direct delivery in gaseous form through on-site production or pipeline supply, (ii) bulk delivery, principally in liquid form in large volume tanks and (iii) delivery, principally in gaseous form, in smaller volume cylinders. Our method of delivery is generally determined by the lowest cost means of meeting our customer’s needs, depending upon factors such as volume requirements, purity, pattern of usage and the form in which the product is used (in gaseous or liquid form).

On-site and Pipeline Supply.  We typically supply customers who require the largest volumes of industrial gases (typically oxygen, nitrogen, carbon monoxide and hydrogen) and who have a relatively constant demand from Air Seperation Units or non-cryogenic plants built adjacent to or on these customers’ facilities. We own and maintain these plants. Because these plants are usually dedicated solely to supply a particular customer, our product supply contracts generally contain take-or-pay minimum purchase requirements.

For customers who use large volumes of industrial gases such as oxygen and nitrogen but who do not have a plant on or adjacent to their facilities, we deliver gases, where feasible, through a pipeline from nearby plants. If several potentially important customers are concentrated in a particular region (such as the “Rhein/Ruhr area” in Germany), they can all be connected by a single pipeline system. Such a pipeline improves supply security for the customer while decreasing our delivery costs. Despite the high costs of constructing a pipeline (which costs include obtaining the necessary rights-of-way from owners of property located between the plant and the customer’s facility), maintenance costs are low. Our pipeline supply arrangements are generally made under contracts having terms similar to our on-site supply contracts.

In each of the last three years, the take-or-pay minimum purchase requirements in our on-site and pipeline contracts accounted for approximately 60% to 70% in Germany and approximately 40% to 45% in the United States of the net sales we generated under these supply contracts. These contracts typically have terms of 10 to 15 years and are typically renewed because of the capital intensive nature of this business.

Bulk Supply.  We distribute gases in bulk form to customers who require a high volume of industrial gases but do not wish to install an on-site facility and for whom pipeline delivery is not a cost efficient option. The industrial gases most commonly supplied in bulk form are liquid oxygen, nitrogen, argon, carbon dioxide, hydrogen and helium. Bulk supplies are stored on the customer’s premises in tanks with capacities ranging between 15 and 150 tons. Typically, we own these tanks and lease them to our customers. We deliver gas to our customers by tanker trucks, tube trailers or rail cars and transfer it to the leased tanks. Our bulk customers typically store the product near the point of use, normally in liquid state, and vaporize the product into gaseous state for use as needed. Bulk supplies of oxygen and nitrogen generally have a relatively small commercially viable distribution radius (up to 200 kilometers) from the plants at which they are produced. However, argon and helium are higher-margin products and thus can profitably be shipped much longer distances.

Our bulk supply contracts in Europe typically have terms of two to three years while our bulk supply contracts in the United States typically have terms of five to seven years. These contracts are frequently renewed, in part because a change of supplier would require a change of equipment.

Cylinder Supply.  Customers requiring small volumes of gases (including most specialty gases) are supplied products in cylinders which we typically own and rent to these customers. Cylinders typically have a capacity of 50 liters and vary in pressurization capability. The greater the pressure, the greater the amount of gas in the cylinder and therefore the lower the transport costs per unit of gas. Cylinders may be delivered to the customer’s site or picked up by the customer at a filling station or retail location. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and three to five years in the United States. In the United States, we also sell welding and other equipment related to industrial gas on a retail basis.

Our Operations by Region

Germany

Germany is the largest industrial gas market in Western Europe. With an estimated market share of approximately 32%, we are the second largest producer and distributor of industrial gases in Germany following Linde/AGA, which holds an estimated market share of approximately 38%. As a result of our rapid expansion in the past five years, we have built up substantial capacity, including most recently two new Air Separation Units and a new carbon monoxide plant. One of the new large air separation units became operational in 2001 and the carbon monoxide plant became operational in 2002. The two new Air Separation Units significantly increase our industrial gas production capacity. Our customer base in Germany is broad and diversified, with approximately 120,000 customers. Our top 10 customers in Germany represented only 26% of our total net German sales in the tweleve months ended December 31, 2002. As of December 31, 2002, we had 2,208 employees in Germany.

On-site and Pipeline Business.  Our on-site and pipeline business unit serves more than 40 customers. Our top ten on-site and pipeline customers accounted for approximately 87% of on-site and pipeline sales in Germany in the tweleve months ended December 31, 2002. These customers include Steel Works Krupp Mannesmann, ThyssenKrupp, Bayer, BP Chemicals, Dillinger Hütte, Saarstahl, Celanese, Veba Oil, and Shell/DEA. Our long-term contracts in this business unit typically contain take-or-pay minimum purchase requirements, which accounted for approximately 60% to 70% of the net sales generated under these contracts in each of the last three years. Approximately 90% of our on-site and pipeline net sales is generated under long-term contracts (typically 10 to 15 year terms, with 5 to 10 year renewal periods). At year end 2002, our German on-site and pipeline contracts had an average remaining duration of more than seven years. Over 90% of our on-site and pipeline customers in Germany whose contracts expired over the past five years renewed their contracts with us.

We own a highly automated 516 kilometer oxygen and nitrogen pipeline network in the Rhein/Ruhr region, the industrial heartland of Germany, which links six major Air Separation locations. This pipeline is the only oxygen and nitrogen pipeline in the region and is the largest industrial gas pipeline in Germany. We also own a 53 kilometer oxygen and nitrogen pipeline network in the Saar region which links two major Air Separation Units. Together, these pipeline networks primarily serve 30 leading steel and chemical companies. Our pipeline networks provide continuity and security of supply and enable us to maximize utilization of our Air Separation Units, which permits cost effective gas production. Since 1990, we have spent approximately €360 million to expand and maintain our German pipeline networks and to expand capacity at our existing Air Separation Units connected to our pipelines. In fiscal year 2002, we spent approximately €15 million to expand such capacity.

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

In order to lower transportation costs and to optimize capacity utilization at our plants, we have entered into product swap arrangements with our competitors for some of our bulk delivery commitments. Under these arrangements, we are able to save transportation costs for deliveries to some of our more remote customers by utilizing the production facilities of other companies. At the same time, we perform a similar function for other companies. We are exploring the possibility of replicating these “swap” arrangements in the cylinder segment and in other geographic markets.

Cylinder Business.  Our cylinder business unit serves a very broad customer base with approximately 110,000 customers in Germany, and principally sells commodity gases such as oxygen, nitrogen, argon and acetylene. Approximately 35% of our net sales in this business in 2002 consisted of cylinder rental fees. Contracts in this business typically have one-year terms.

Specialty Gases Business.  Our customer base in our specialty gases business field in Germany is highly diversified. Sales to our top ten customers, which include Textron-Kautex, Bosch, Volkswagen, Degussa, Linde, Inergy and Brucker, accounted for only 13% of net sales in this business field in 2002. The main products in our German specialty gases business field are helium in gaseous and liquid form and other specialty gases for electronics applications. We also market and sell equipment used in specialty gas applications, which accounted for approximately 27% of net sales in this business segment in 2002. A small portion of our net sales in this business in 2002 were exports, primarily to the rest of Europe.

We operate our specialty gases business in Germany from our specialty gases facility in Krefeld. In total, within this business we sell approximately 800 different specialty gases and gas mixtures that we distribute in cylinders.

North America

Most of our North American operations are located in the United States. Our North American business has grown considerably over the last decade, in particular in the on-site, pipeline and bulk businesses. Due to our rapid expansion, with more than €300 million in capital expenditures in the past five years, we have available capacity at many plants. We can also expand capacity at 11 plants with only minimal additional capital investment. As of December 31, 2002, we had 996 employees in North America.

On-Site and Pipeline Business.  Our on-site and pipeline business unit operates in over 16 states in the industrial areas of the mid-Atlantic region and the Mississippi River valley, as well as in Texas and California. We own and operate a total of 23 major on-site Air Separation Units in the United States. Unlike our German pipeline business, our U.S. pipelines do not form an inter-connected network. Instead, we have small pipelines at most of our on-site Air Separation Units that typically connect to one or two customers. Our principal products distributed on-site or by pipeline are oxygen and nitrogen.

Most of our current on-site and pipeline customers are large, industrial companies in the steel, chemicals, plastics, metal fabrication and paper industries. These customers typically take delivery under long-term contracts with terms of 15 years or more, and they collectively had, at year end 2002, an average of 9.7 years remaining on their contracts. Our on-site and pipeline contracts in North America typically contain take-or-pay minimum purchase requirements which, in 2002, represented approximately 40% to 45% of the total revenue generated under these contracts. Our top five U.S. on-site and pipeline customers in 2002 were NUCOR, DuPont, AK Steel, General Electric and Condea Vista Chemical. We are not dependent on any particular customer or set of customers in this U.S. business unit. All of this unit’s customers whose contracts expired in the past five years renewed their contracts with us.

Bulk Business.  Our North American bulk business operates in the same geographic area as our on-site and pipeline unit. Within our bulk business, our two largest volume products are liquid nitrogen and liquid oxygen. We also produce and deliver liquid argon and liquid carbon dioxide in bulk form.

There is no significant customer concentration in this division with our top ten U.S. bulk customers (including NUCOR, Holnam, North American Stainless, Marathon, NASA,  and Goodyear) accounting for approximately 10% of net sales in this unit in 2002. Our bulk contracts in the United States generally have terms of five to seven years. While our bulk contracts do not generally include minimum purchase requirements, they typically include a fixed facility fee that offsets the cost of tank or equipment installation on customers’ premises. An estimated 90% of U.S. bulk customers whose contracts expired in the past five years renewed their contracts with us.

Cylinder Business.  We conduct our cylinder business in Delaware, Maryland, New Jersey, New York, Pennsylvania and Virginia. Unlike Europe, in the United States a large number of small distributors are active in the cylinder business, some of whom buy in bulk from large distributors and resell in cylinders.

Unlike in Europe, our cylinder business in North America includes the sale of equipment required for industrial gas applications. Industrial gas sales accounted for approximately 66% of our North American cylinder sales in the tweleve months ended December 31, 2002, with equipment sales (principally cutting and welding supplies) accounting for the remaining 34%. In 2002, our four largest customers, E.I. DuPont, Wakeman Industries, Butler Gas and The University of Virginia, accounted for approximately 3% to 4% of our total North American cylinder sales, and the top 500 customers accounted for approximately 56% of our total North American cylinder sales. Our North American contracts for cylinder supply generally have terms of two to five years.

Western Europe (other than Germany)

As most western European markets are dominated by one or more of our competitors, we have followed a niche strategy in this region, based on perceived opportunities in specific countries. Our most important markets by net sales in this region are the United Kingdom, France and Belgium. We also have smaller operations in Switzerland, the Netherlands, Italy and Spain. Our principal products in this region are nitrogen, oxygen, carbon dioxide, specialty gases and argon. We primarily operate in the bulk and cylinder segments within these markets, servicing customers in a broad range of industries including the food, steel, chemical, construction and metal industries. We also maintain non-cryogenic on-site plants at some customers’ premises. In addition, we operate a 84 kilometer oxygen and nitrogen pipeline network in the petrochemical industrial area of Tarragona in northeastern Spain.

Our top ten customers in this region accounted for less than 10.0% of our total net sales for this region in 2002, and no single customer in any country in Western Europe accounted for more than 1.6% of total net sales in the region. Our bulk contracts in Western Europe typically have terms of two to three years, the maximum term permitted for such contracts under European Union antitrust laws, and cylinder contracts typically have terms of one to five years. We estimated that over 75% of our customers whose bulk contracts expired over the past five years in Western Europe renewed their contracts with us.

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

As of December 31, 2002, we had 997 employees in Western Europe.

Eastern Europe

We operate throughout central and Eastern Europe. We have leading positions in several countries in this region with estimated market shares ranging from 35% to 75% in Hungary, Slovakia, Slovenia, Croatia, Bulgaria, Bosnia and Serbia. We also have a strong position in Austria with an estimated market share of approximately 16%. Our most important markets by net sales in this region are Austria, Czech Republic, Hungary, Serbia and Poland. We also have smaller operations in Bosnia-Herzegovina, Bulgaria, Estonia, Greece, Latvia, Macedonia, Romania, Russia and Turkey.

We are the market leader in both Serbia and Hungary where we are active in all market segments including on-site and pipeline, bulk and cylinder. In Austria, we also compete in all three market segments. In Poland, we compete primarily in the bulk and cylinder segments. Throughout Eastern Europe, we serve a broad range of industries, including customers in the food, steel, mining, chemicals and metal industries.

Our on-site contracts in this region typically have terms ranging between 8 to 15 years with take-or-pay minimum purchase requirements. Our bulk contracts in this region typically have terms ranging between 3 to 10 years, and cylinder contracts typically have terms ranging between one to two years. Over 90% (best estimate) of our on-site and pipeline, bulk and cylinder contracts which expired over the past five years in Eastern Europe were renewed with us.

The industrial gas market in Eastern Europe is generally less mature than in Western Europe and the United States, and the competitive environment in this region is more dynamic as a result. We believe that this region offers attractive growth prospects.

As of December 31, 2002, we had 2,283 employees in Eastern Europe.

Operations Divested and to be Divested

We intend to divest substantially all of our assets and operations outside our core regions of Europe and North America as well as certain non strategic assets and operations within our core regions. Upon completion of the entire divestiture program, we expect that the divestitures will permit us to reduce our consolidated debt reflected on the December 31, 2000 balance sheet by at least €400 million.

As of December 31, 2002, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago and Venezuela, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As of December 31, 2002, other than the joint ventures in Central America and China and our subsidiaries in Indonesia and Peru, we have completed the divestitures targeted to be completed by year end 2002. In January 2003, we sold our operations in Indonesia to PT Tira Austenite Tbk.

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

Sales and Marketing

As of December 31, 2002, we had a global sales force of approximately 1,678 employees, approximately 74% of whom were located in Europe and 15% in North America. We organize our sales and marketing activities differently in each country.

In Germany, we have historically organized our sales and marketing activities along business unit lines with separate sales forces for the on-site and pipeline, bulk, cylinder, speciality gases and medical business units. Recently, however, we reorganized some of these activities by combining the bulk, cylinder and specialty gases sales forces. We now have one sales force, operating through three regional sales teams covering these three product segments in Germany. In addition, we have, through a joint venture with Messer Nippon Sanso GmbH & Co.KG (of which we own 51%) a sales team specialized in servicing the electronics industry.

In the rest of Europe, we typically organize our sales and marketing along business unit lines within each country. However, in some countries in the region, we recently reorganized these activites as in Germany.

In North America, we have two principal sales forces, one of which markets for our bulk unit (including on-site, pipeline and liquid products) and the other for our cylinder unit. In the rest of the world, we generally have one sales force marketing all our products in each country.

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

The largest product liability occurrences we have suffered in the last five years related to carbon dioxide that Messer Griesheim purchased from a third party supplier and sold to its clients which were contaminated with benzene. Total claims for this incident currently amount to appromixately €15.9 million, 100% of which is expected to be covered by insurance policies. In general, our property claims experience has been favorable and infrequent. The largest property loss which we sustained on a global basis was attributed to an oxygen pipeline explosion which took place in 1995 at a location near Cologne, Germany. Claims relating to this incident amounted to approximately €6.1 million in damages. Approximately 70% of these damages were covered by our insurance policies.

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

The following diagram shows our ownership structure as of December 31, 2002

(1) The holding company for the Messer family’s interests in Messer Group.

(2) Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3) The employees participating in the share purchase and option plan hold their shares through Messer Employee. The participant’s voting rights are exercised by the managing partner of Messer Employee, MEB. The members of the shareholders’ committee of MGB hold their shares directly in Messer Griesheim Group.

(4) Principal operating company in Germany and holding company for the remainder of our operations.

Our significant subsidiaries as of December 31, 2002 are set forth below.

Name and Office of Subsidiary	Country of Incorporation or Residence	Ownership Percentage
Messer Griesheim GmbH (Frankfurt a.M.)	Germany	100%
Messer Griesheim Industries, Inc. (Malvern, Pennsylvania)	United States	100%
Messer France S.A. (Asnieres)	France	100%
Messer Hungarogáz Kft. (Budapest)	Hungary	100%
Messer U.K. Ltd. (Reigate)	United Kingdom	100%
Messer Austria GmbH (Gumpoldskirchen)	Austria	100%
Messer B.V. (Moerdijk)	Netherlands	100%
Messer Croatia Plin d.d. (Zapresic)	Croatia	99.96%
Messer Belgium N.V. (Machelen)	Belgium	99.41%
Messer Polska Spólka z.o.o. (Chorzów)	Poland	98.54%
Tehnogas AD (Beograd)	Serbia	60%

4.D PROPERTY, PLANTS AND EQUIPMENT

We own our principal operational offices, which are located in Krefeld, Germany, Malvern, Pennsylvania and Gumpoldskirchen, Austria. In line with our strategy to centralize key business processes, Messer Griesheim has recently relocated its headquarters from Frankfurt to Krefeld, which is also the current operations and research base in Germany.

It is our policy to own our facilities. A portion of our facilities located in Germany and United Kingdom are leased under long term leases.

As of December 31, 2002, worldwide, we own:

•                                          64 cryogenic Air Separating Units, 49 of which are located in our core markets;

•                                          55 cryogenic generators, all of which are located in our core markets;

•                                          668 kilometers of pipeline in our pipeline networks, all of which are located in our core markets;

•                                          17 carbon dioxide plants, 15 of which are located in our core markets;

•                                          11 hydrogen plants, 8 of which are located in our core markets; and

•                                          22 acetylene plants, 19 of which are located in our core markets.

Additionally, we also own numerous non-cryogenic plants, liquefiers and cylinder filling stations.We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

Below is a summary that sets out our major production facilities.

Country	Production site location	Major product

Austria	Gumpoldskirchen	Oxygen, Nitrogen, Acethylen
Croatia	Dugi Rat	Oxygen, Nitrogen,
	Kutina	Carbon-Dioxide
	Zapresic	Oxygen, Nitrogen,
Czech Republic	Vratimov	Acethylen
	Vratimov	Oxygen, Nitrogen, Argon,
Finland	Imatra	Oxygen, Nitrogen, Argon
	Sunila	Oxygen
France	Lavera	Carbon-Dioxide
	Nangis	Carbon-Dioxide
	Beauvais	Oxygen, Nitrogen
Germany	Andernach	Hydrogen, Nitrogen
	Bremen	Hydrogen
	Dormagen	Oxygen, Nitrogen, Argon
	Dortmund	Oxygen, Nitrogen, Argon
	Duisburg	Oxygen, Nitrogen, Argon
	Jena	Hydrogen

	Köln	Oxygen, Nitrogen, Argon
	Kornwestheim	Oxygen, Nitrogen, Argon
	Mainz	Oxygen
	Minden	Hydrogen
	Oberhausen	Oxygen, Nitrogen, Argon
	Unterwellenborn	Oxygen
	Gelsenkirchen	Oxygen, Nitrogen, Argon
	Frankfurt	Oxygen, Nitrogen, Argon
	Dillingen	Oxygen, Nitrogen, Argon
	Wolfsburg	Nitrogen
	Krefeld	Nitrogen
Great Britain	Eggborough	Oxygen, Nitrogen, Argon,
	Kemira	Carbon-Dioxide
Hungary	Budapest	Oxygen, Nitrogen, Acethylen
	Nyergesujfalu	Nitrogen
	Tiszaujvaros	Nitrogen
	Varpalota	Hydrogen
	Ölbö	Carbon-Dioxide
Italy	Ambra	Carbon-Dioxide
Poland	Chorzow	Acethylen
	Police	Acethylen
Romania	Deva	Acethylen
Serbia	Nis	Oxygen, Nitrogen, Argon
	Pancevo	Carbon-Dioxide
	Smederevo	Oxygen, Nitrogen, Argon
Slovakia	Bratislava	Oxygen, Nitrogen,
Slovenia	Ljubiljana	Acethylen
Spain	Vilaseca	Oxygen, Nitrogen, Argon,
Switzerland	Lenzburg	Hydrogen
United States	Albany, New York	Oxygen, Nitrogen
	Ashland, Kentucky	Oxygen, Argon
	Berkeley, California	Oxygen, Nitrogen, Argon
	Blytheville, Arkansas	Oxygen, Nitrogen, Argon
	Chattanooga, Tennessee	Oxygen, Nitrogen, Argon
	Delisle, Mississippi	Oxygen, Nitrogen, Argon
	Hertford, North Carolina	Oxygen, Nitrogen, Argon
	Irwindale, California	Oxygen, Nitrogen, Argon
	Middletown, Ohio	Oxygen, Nitrogen, Argon
	Mount Vernon, Indiana	Oxygen, Nitrogen, Argon
	Reading, Pennsylvania	Oxygen, Nitrogen, Argon
	Waxahachie, Texas	Oxygen, Nitrogen, Argon
	West Lake, Louisiana	Oxygen, Nitrogen, Argon
	West Point, Virginia	Oxygen, Nitrogen, Argon
	Wake Forrest, North Carolina	Oxygen, Nitrogen, Argon
	Darlington, South Carolina	Oxygen, Nitrogen, Argon
	Norfolk, Nebraska	Oxygen, Nitrogen, Argon
	San Antonio, Texas	Oxygen, Nitrogen,
	Spartanburg, South Carolina	Oxygen, Nitrogen, Argon
	St. Mary’s, Pennsylvania	Oxygen, Nitrogen, Argon
	Mapleton, Illinois	Oxygen, Nitrogen, Argon
	Vacaville, California	Oxygen, Nitrogen, Argon

Regulation and Environmental Matters

We are subject to laws and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances and waste, air emissions and water discharges. Modern industrial gas production methods do not have a significant impact on the environment when compared to other industries such as chemical manufacturing. We are also subject to health and safety regulations including, among other things, noise, workplace health and safety and regulations governing the handling and packaging of hazardous materials. In general, we do not believe that non-compliance with these regulations represents a material area of potential liability for us. Our capital expenditures for environmental protection totaled approximately €1.8 million in 2002.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

You should read the following discussion in conjunction with Messer Griesheim’s and Messer Holding’s financial statements included in this Form 20-F starting on page F-1. Messer Griesheim’s and Messer Holding’s financial statements are prepared in accordance with the International Financial Reporting Standards of the International Accounting Standards Board, or IFRS, which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, shareholders’ equity and disclosures regarding differences between IFRS and U.S. GAAP in note 40 “Reconciliation to U.S.GAAP” to Messer Holding’s consolidated financial statements.

The Company calculates normalized EBITDA as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring and reorganization charges and cash dividends from non-consolidated subsidiaries.

Normalized EBITDA is not a measure recognized by IFRS or U.S. GAAP. This and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the unique situations of those companies. We urge you to be very cautious in comparing our normalized EBITDA data to the EBITDA data of other companies. Normalized EBITDA is not a substitute for operating profit as a measure of operating results. Likewise, normalized EBITDA is not a substitute for cash flow as a measure of liquidity.

Forward Looking Statements May Prove Inaccurate

This report contains certain forward-looking statements and information relating to us that is based on the beliefs of our management as well as assumptions made by and information currently available to us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions as well as other statements contained in this Form 20-F that are not historical facts. When used in this document, words such as

“anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Investors are cautioned that forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

Overview

We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, including the steel, chemicals, electronics, pulp and paper, health-care, food and beverage, automotive, lighting and glass industries. We operate in 45 countries through more than 407 facilities, including production plants, distribution and filling stations and research centers as of December 31, 2002. In 2002, we had an estimated global market share of approximately 4% of the total industrial gases market, making us the seventh largest industrial gas producer worldwide with leading market shares in Germany and certain other countries in central and Eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other western European countries. In the twelve months ended December 31, 2002, we generated net sales of €1,526.0 million and normalized EBITDA of €402.9 million. Please note that our normalized EBITDA for periods preceding and subsequent to April 30, 2001 are not comparable, due to the consummation of the acquisition transaction on April 30, 2001.

Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 65% of our net sales and 72% of our normalized EBITDA for the twelve months ended December 31, 2002. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We are in the process of divesting of substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. As of December 31, 2002, other than the joint ventures in Central America and China and our subsidiaries in Indonesia and Peru, we have completed all divestitures that were targeted to be completed by the end of calendar year 2002.

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

The Acquisition of Messer Griesheim

Prior to the completion of the acquisition transactions described below, Messer Griesheim was owned:

•                                          33 1/3% by the Messer family through a holding company, Messer Industrie GmbH, and

•                                          66 2/3% by Hoechst AG, a subsidiary of Aventis S.A. Aventis was formed in December 1999 as the result of the merger of Hoechst AG and Rhone-Poulenc S.A., two of Europe’s largest chemical companies.

On December 31, 2000, Messer Industrie, Hoechst and our parent company Messer Griesheim Group, entered into certain acquisition transactions.

As a result of the acquisition transactions, Messer Holding owns 100% of Messer Griesheim and Messer Holding is wholly owned by Messer Griesheim Group. Messer Holding and Messer Griesheim Group are both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim (and, in the Messer Holding’s case, the payments under the intercompany loan to Messer Griesheim). During the twelve months ended December 31, 2002, our employees and members of the shareholders’ committee purchased shares through the share purchase and option plan. The employees hold their shares through Messer Employee. Consequently Messer Griesheim Group is owned as of December 31, 2002:

•                                          32.11% by the Messer family, through Messer Industrie;

•                                          33.08% by Allianz Capital Partners;

•                                          33.08% by six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. ; and

•                                          1.73% by Messer Employee and certain members on the Shareholders’ committee of MGB.

In connection with these acquisition transactions, the shareholders of Messer Griesheim Group entered into a shareholders’ agreement governing their respective voting control and other ownership rights with respect to Messer Holding and Messer Griesheim. See Item 7. “Major Shareholders and Related Party Transactions” – “Major Shareholders” – “Shareholders’ Agreement”.

Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the agreement generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders' committee appointed by the GS Funds will represent all votes of the financial sponsors constituting 66.16% of all votes in the shareholders committee. Thereafter, the rights will be shared by Allianz Capital Partners and the GS Funds, with Allianz Capital Partners having a deciding vote in the event of a lack of consensus between Allianz Capital Partners and the GS Funds, subject to certain exceptions.

Transaction Structure

The following diagram shows our ownership structure and the structure of our principal indebtedness as of December 31, 2002 following completion of the acquisition transactions on or about April 30, 2001, reflecting the issuance of the senior notes and the refinancing of our indebtedness to the extent completed, including repayment in full of the €400 million mezzanine bridge facility and repayment of €115 million of our senior term facilities and subsequent share purchases by our employees and shareholders’ committee members through the share purchase and option plans indicated above.

(1) The holding company for the Messer family’s interests in Messer Griesheim.

(2) Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3) The employees participating in the share purchase and option plan hold their shares through Messer Employee. The participant’s voting rights are exercised by the managing partner of Messer Employee, MEB. The members of the shareholders’ committee of MGB hold their shares directly in Messer Griesheim Group.

(4) Principal operating company in Germany and holding company for the remainder of our operations.

(5) €550.0 million aggregate principal amount upon issuance. As of December 31, 2002, €493.7 million aggregate principle amount remained outstanding.

(6) €550.0 million aggregate principal amount.

(7) €1,340 million was the initial aggregate amount of senior term loan facilities. Messer Griesheim GmbH repaid €115 million principal amount of senior term facilities in May 2001 with a portion of the proceeds from the sale of the senior notes. As of December 31, 2002 €729.7 million aggregate principal amount remained outstanding under the senior term facilities. The senior term facilities also include committed but undrawn funds totaling €294.0 million under revolving facilities. Certain of Messer Griesheim’s subsidiaries are also direct borrowers under the senior term facilities.

Refinancing Program

In connection with the acquisition transactions described above, substantially all of Messer Griesheim’s existing indebtedness was refinanced through the senior notes and the senior facilities described below. Upon the initial closing of the acquisition, Messer Griesheim entered into a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of €400 million. On May 16, 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. Upon the closing of the sale of the senior notes, Messer Holding made an intercompany loan to Messer Griesheim with the gross proceeds from the senior notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay €115 million principal amount of outstanding term borrowings under the facilities.

Business Practices

We believe the following selected business practices are important for a proper understanding of our financial reporting risks.

Net Sales

We primarily earn revenues from

•                                          sales of industrial gases, and to a lesser extent

•                                          sales of hardware related to industrial gas usage.

Our sales of industrial gases, which amount to greater than 90% of our total revenue, are divided into three business fields corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have “take-or-pay” minimum purchase provisions. In each of the last three years, the “take-or-pay” minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site and pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 39% of our total net sales and approximately 50% of our normalized EBITDA in the year 2002. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and two to five years in the United States.

Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

Although industrial gas prices appear to have stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have provided opportunities for increased sales volumes and profit margins.

Cost of Sales

Our principal raw material is air, which is free and which we separate into its component gases. Cost of sales principally consists of:

•                                          capital costs of plants;

•                                          costs of energy required for production; and

•                                          labor costs relating to production.

Energy costs consist principally of electrical power costs. Electricity represents approximately 29% of cost of sales in the year 2002. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers’ insurance associations.

We depreciate fixed assets on a straight-line basis. Our depreciation rates assume useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

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

Pursuant to our divestiture program, as of December 31, 2002, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago and Venezuela, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. We have substantially completed the disposal of our investments included in subsidiaries available for sale. As a result, we completed repayment of our senior term disposal facility in the second quarter of 2002.

The remaining divestiture of certain of our assets and operations may require additional expenditures prior to their disposal.

Cost-Savings Plan

We are implementing a plan to reduce our operating costs, principally in Europe. This plan involves eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We have identified most of the specific cost savings measures that we anticipate to achieve by year end 2003. We expect that these measures will reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately €100 million by year end 2003. To implement these measures, we expect to spend approximately €64.5 million in total between April 30, 2001 and year end 2003, principally to be applied towards severance payments and efficiency improvements.

For the twelve months ended December 31, 2002, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €71.1 million. As a result of implementation of these measures, we incurred one time costs of approximately €38.1 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the twenty months from May 1, 2001 to December 31, 2002, of which €12.8 million was recorded in the year 2002. We expect to incur an additional €26.4 million of one-time costs by the end of 2003 of which  €8.8 million, €17.6 million is expected to relate to divestitures and reduction in work force as well as various other reductions in operating costs, respectively.

Critical Accounting Policies

The results of our operations and financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the consolidated financial statements. This affects the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of these assumptions and estimates can be subjective in nature and complex, and consequently actual results could differ. If the accounting estimate required assumptions to be made about matters that were highly uncertain at the time the estimate was made and if different estimates could have reasonably been used which would have a material impact on the presentation of the financial condition or results of operations, the accounting estimate would constitute a critical accounting policy. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with the audited consolidated financial statements.

Pension plans

We accounted for pensions on the basis of actuarial valuations, which rely on statistical and other factors in order to anticipate future events. These factors include key actuarial assumptions about the discount rate and rate of future compensation increases as well as the expected return on assets. In addition, our actuarial consultants also make use of subjective assumptions such as fluctuations and mortality rates. These actuarial assumptions may differ materially from actual developments due to changing market and economic conditions, changes in fluctuation rates or changes in live expectancy of participants, thereby resulting in a significant variation of the projected benefit obligation (PBO).

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market related value of plan assets. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. The expected return of each asset class is based on an average over the historical long-term return on risk-free government bonds and moderate specific risk premiums varying for equities and for lower credit bonds. Accordingly, we calculated an expected return on plan assets of approximately 8% at December 31, 2002. The market-related value of plan assets for the company’s pension plans are based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

Purchase Accounting

We accounted for the acquisition transactions similar to that of an acquisition of Messer Griesheim by Messer Holding. The accounting for this acquisition resulted in significant amounts of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in the industry conditions, technological advances and other economic factors could result in revisions to the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Such differing allocations could impact future operating results.

Recoverability of Long-Lived Assets

Our business is capital intensive and, historically, requires a significant investment in property, plant and equipment. As of December 31, 2002, the carrying value of our property, plant and equipment was €1,516 million and long-lived intangible assets amounted to €791 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

A continuation of the currently competitive economic conditions in the industrial gas industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. This could result in decreased production and reduced capacity utilization. Such events could result in reductions of future net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, negatively impacting future operating results.

Recoverability of Investments in Subsidiaries Available for Sale

We have made a series of investments in, and advances to, companies that are principally engaged in the manufacture, sale and distribution of industrial gases which are located in regional markets which we no longer consider part of our core markets. As of December 31, 2002, the carrying amounts of investments in subsidiaries available for sale aggregate approximately €18.1 million. Our accounting policy is to value such investments at estimated net realizable value. In determining estimated net realizable value, we consider the forecasted results of the investee, the economic environment in the regional market and our ability and intent to hold the investment until the estimated sale date.

A slump in demand for industrial gases could adversely impact the operations of these investments and their capability to generate future net cash flows. Furthermore, since these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect future operating results.

Realization of Deferred Tax Assets

As of December 31, 2002, we had total deferred tax assets of approximately €80.2 million. Included in this total are the benefit of net operating loss and tax credit carry forwards of approximately €27.9 million. Such tax loss and credit carry forwards generally do not expire under current law, except certain amounts attributable to operations in the United States that expire in 20 years. Realization of these amounts is dependent upon the generation of future taxable income at a level sufficient to absorb the loss and credits carry forwards. These deferred tax assets were recognized to the extent that it is probable that future taxable profit will be available. The amount of total deferred tax assets considered realizable prospectively could be reduced if our estimates of projected future taxable income are lowered from present levels or changes in current tax regulations are revised which could impose restrictions on the time or extent of our ability to utilize tax loss and credit carry forwards in the future.

Currently, the German government is contemplating new tax legislation which could limit the net operating loss (“NOL”) carry forward to 7 years and which could limit the use of the NOL carry forward to only 50% of the taxable income in any given year. This contemplated new tax legislation could affect our ability to use our NOL. This future new tax legislation might also contain other features which could affect us. Given that the new tax legislation has not yet become law, and certain elements of which are subject to change, we have not yet considered the effects of these potential changes on our consolidated financial statements.

Restructuring Charges

Subsequent to the acquisition transactions, management approved plans to restructure the Group and reduce costs. These changes were intended to, among other things, improve operational efficiencies and improve profitability. While management approved a detailed restructuring plan, the calculation of the provision requires the use of estimates and management judgment. Additionally, if industry conditions continue to deteriorate or an economic downturn is experienced in the future, further restructuring charges may be incurred. Resulting variances from estimates previously utilized may adversely impact future financial results.

Reclassifications

Certain reclassifications have been made to the presentation of prior periods to conform to the current period classifications as explained elsewhere in this document. See Note 2 (“Accounting principles”) to the financial statements.

Results of Operations

When comparing the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, with the four months ended April 30, 2001 and the twelve months ended December 31, 2000, consideration should be given to the impact on comparability arising from the acquisition transactions, the refinancing program, the divestiture program and the other developments described above. As a result of these events, comparability is impacted by a number of factors, the most significant of which are (i) the new cost base of the Company’s assets and liabilities as a result of the acquisition transactions, (ii) the refinancing program and the resulting impact on financing costs and (iii) the divestiture program. All of these factors impacted the comparability of the results presented for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, to periods prior to the acquisition transactions.

To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in our consolidated financial statements and elsewhere in this document in order to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The following table sets forth a summary of our results for the twelve months ended December 31, 2002, eight months ended December 31, 2001, four months ended April 30, 2001 and the twelve months ended December 31, 2000.

Successor Messer GriesheimHolding AG

Predecessor Messer Griesheim GmbH

	Twelve months ended December 31, 2002(2)	Eight months ended December 31, 2001(2)	Four months ended April 30, 2001	Twelve months ended December 31, 2000
	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Net sales	1,526.0	1,046.6	574.5	1,695.9
Cost of sales	(748.8)	(528.4)	(293.4)	(844.5)
Gross profit	777.2	518.2	281.1	851.4
Distribution and selling costs	(476.5)	(342.2)	(177.2)	(568.9)
General and administrative costs	(127.6)	(90.8)	(45.0)	(127.7)
Other, net(1)	(41.9)	(47.7)	(12.4)	(157.6)
Operating profit (loss)	131.2	37.5	46.5	(2.8)
Interest expense, net	(140.0)	(103.4)	(36.4)	(88.5)
Loss before income taxes and minority Interests	(44.0)	(90.8)	(6.6)	(336.2)
Income tax benefit/(expense)	(34.8)	26.2	(4.8)	138.2
Net loss	(89.9)	(69.5)	(13.5)	(205.6)
Normalized EBITDA	402.9	245.0	126.0	359.0

(1)          Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges.

(2)          Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification as explained elsewhere in this document.

Major Events for Year 2002

•                                          Pursuant to the divestiture program we have completed disposals of our operations in Egypt, Trinidad & Tobago and Venezuela, and our nitrogen services business in the United Kingdom. We substantially completed the disposal of our investments included in subsidiaries available for sale. As a result, we completed repayment of our senior term disposal facility in the second quarter of 2002. Transaction costs associated with the above divestitures amounting to €8.2 million for 2002 are shown in restructuring and reorganisation costs.

•                                          For the twelve months ended December 31, 2002, we have maintained our capital expenditures at no more than 10% of our total net sales, and we intend to maintain such reduced level of capital expenditures for the foreseeable future. Our capital expenditures in the future will be focused on making modest additions to our existing operations in our core markets that will allow us to exploit the full potential of earlier investments.

•                                          In June 2002, the company made voluntary debt repayments of €66.5 million and mandatory excess cash flow repayments of €33.0 million. Further, in December 2002, the company made an additional €10.3 million mandatory repayment from the proceeds of permitted disposals.

•                                          During August 2002, the company sold all operating assets of Messer Griesheim Industries of Canada Inc., Canada to Air Liquide.

•                                          From September 1, 2002 until October 8, 2002, Messer Griesheim repurchased senior notes amounting to €56.3 million for an average price of 102.9%. In connection with the repurchase, unamortized finance costs of €4.0 million, and fees and a tender premium of €2.2 million were incurred.

•                                          In October 2002, Messer Singapore Pte. Ltd. sold its Air Separation and Vacuum Flasher Units to Singapore Syngas Pte. Ltd. and its remaining assets to Air Products Singapore Pte. Ltd. and Singapore Oxygen Air Liquide Pte. Ltd. Following these transactions, Messer Singapore Holding GmbH sold all its shares in Singapore Syngas Pte. Ltd. to Chevron Texaco Singapore Energy Company. In conjunction with the agreements, certain guarantees totaling €16.0 million were given. We have evaluated these guarantees and set up a provision for the remaining risks.

•                                          For the twelve months ended December 31, 2002, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €71.1 million. As a result of implementation of these measures we incurred total one time costs of approximately €25.3 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the eight months ended December 31, 2001 and an additional €12.8 million for the twelve month ended December 31, 2002. We expect to incur an additional  €26.4 million of one time costs for the year 2003.

Twelve Months Ended December 31, 2002

Management believes that the following material trends have affected our continuing operations for 2002. Net sales in Germany decreased as a result of the continuing economic climate in Germany resulting in lower sales of our bulk and packaged gases businesses. This decrease was offset by sales from new production facilities such as the Carbon Monoxide plant in Dormagen, Germany. The additional increase in our operating profit in Germany results from the successful implementation of our cost saving program. The development in Western Europe, excluding Germany, was mixed. A decline in our U.K. financial results, due to lower sales primarily in the beverage business, was offset by stronger sales in France, Spain and Italy. Sales in Eastern Europe were flat, resulting from improving financial performance in Serbia, Finland, Poland and Slovenia offset by poor performance in Bulgaria due to a temporary product sourcing shortfall. The business climate in North America improved continuously with the exception of the cylinder business but slowed down during the second half of the year. Sales in North America increased particularly due to a strong performance of the pipeline business and successful bulk sales resulting from effective pricing increases. Operating profit improvement in North America results from the improved sales performance, lower energy costs and successful cost reduction activities.

Twelve Months Ended December 31, 2002 Compared with Eight Months Ended December 31, 2001

As a result of the fact that the periods ended December 31, 2002 and December 31, 2001 are for periods of twelve months and eight months, respectively, management does not believe that a comparison of such periods is meaningful.

Eight Months Ended December 31, 2001 Compared with Four Months Ended April 30, 2001

As a result of the acquisition transactions (including the change in cost basis resulting there from), the refinancing program and the divestiture program, and the fact that the periods ended December 31, 2001 and April 30, 2001 are for periods of eight months and four months, respectively, management does not believe that the comparison of such periods is meaningful.

Four Months Ended April 30, 2001 Compared with Twelve Months Ended December 31, 2000

As a result of the fact that the periods ended April 30, 2001 and December 31, 2000 are for periods of four months and twelve months, respectively, management does not believe that a comparison of such periods is meaningful.

Three Months Ended December 31, 2002 Compared with Three Months Ended September 30, 2002

Management believes that comparing the three months ended December 31, 2002 with the three months ended September 30, 2002, as presented below, is a meaningful comparison because these periods can be compared of the same cost-basis and are otherwise no longer disproportionally impacted by the acquisition transactions..

The following table sets forth a summary of Messer Griesheim’s results of operations for the three months ended December 31, 2002 and September 30, 2002, in terms of amounts as well as a percentage of net sales.

	Messer Griesheim Holding AG
	Three months ended December 31, 2002		Three months ended September 30, 2002
	(in € millions)%		(in € millions)%
Net sales	382.1	100.0	380.4	100.0
Cost of sales	(181.6)	(47.5)	(186.7)	(49.1)
Gross profit	200.5	52.5	193.7	50.9
Distribution and selling costs	(121.1)	(31.7)	(116.9)	(30.7)
General and administrative costs	(31.7)	(8.3)	(28.1)	(7.4)
Other, net(1)	(9.6)	(2.5)	(15.7)	(4.1)
Operating profit	38.1	10.0	33.0	8.7
Interest expense, net	(31.2)	(8.2)	(32.5)	(8.6)
Loss before income taxes and minority interests	(15.4)	(4.0)	(12.6)	(3.3)
Income tax (expenses)	(13.1)	(3.4)	(10.5)	(2.8)
Net loss	(31.8)	(8.3)	(25.8)	(6.8)
Normalized EBITDA	106.0	27.7	99.3	26.1

(1)Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges.

Net sales  Net sales increased slightly to €382.1 million in the fourth quarter 2002 from €380.4 million in the third quarter 2002 and are shown by business areas below:

	Messer Griesheim Holding AG
	Three months ended December 31, 2002	Three months ended September 30, 2002
	(in € millions)	(in € millions)
Net sales (Business Areas)
Germany	167.3	168.8
Western Europe, excluding Germany	66.5	63.6
Eastern Europe	56.5	54.3
North America	76.1	80.0
Others	14.4	13.8
Reconciliation/Corporate	1.3	(0.1)
Total	382.1	380.4

•                                            Net sales in Germany decreased 0.9% to €167.3 million in the fourth quarter 2002 from €168.8 million in the third quarter 2002. This slight decrease was caused by lower demand of speciality gases from the weak performing semiconductor industry. Net sales in Germany in the fourth quarter 2002 were otherwise flat compared to the third quarter 2002 as a result of the continuing weak business climate.

•                                            Net sales in Western Europe (excluding Germany) increased 4.6% to €66.5 million in the fourth quarter 2002 from €63.6 million in the third quarter 2002. This overall increase resulted from the favourable development in sales throughout Western Europe, especially in Italy and the U.K., due to a seasonally related stronger carbon dioxide beverage business. Additional explanations for this overall increase in sales are new application technologies in the food industry in France as well as stronger demand from the chemical industry in Spain.

•                                            Net sales in Eastern Europe increased 4.1% to €56.5 million in the fourth quarter 2002 from €54.3 million in the third quarter 2002. All countries of the region excluding Bulgaria and the Czech Republic contributed to the sales increases. Due to a temporary product sourcing shortfall resulting from production problems of our joint venture partner in Bulgaria and a biannual planned maintenance of one of our production facilities in the Czech Republic, net sales and operating profit in these countries decreased in the fourth quarter. The strongest sales growth was achieved in Greece due to higher demand of medical specialty gases and in the Slovak Republic and Serbia where demand for steel favorably impacted net sales of the region.

•                                            Net sales in North America decreased 4.9% to €76.1 million in the fourth quarter 2002 from €80.0 million in the third quarter 2002. Excluding the effects of the disposal of our Canadian gas business, which accounted for approximately €1.1 million of sales in North America during the third quarter 2002, and the weakening of the U.S. dollar against the Euro in the fourth quarter 2002, which accounted for approximately €1.6 million of sales in the fourth quarter 2002, our operations in North America decreased €1.2 million or 1.6% from the third to the fourth quarter 2002. This decrease was primarily due to poorer results from our North American cylinder business resulting from the weakness in the manufacturing sector of the U.S. economy particularly in the fourth quarter.

•                                            Net sales in Other Business Areas increased 4.3% to €14.4 million in the fourth quarter 2002 from €13.8 million in the third quarter 2002. This increase principally resulted from our business activities in China due to the overall strong demand of our onsite customers especially in the steel production area.

Cost of sales.  Cost of sales decreased 2.7% to €181.6 million in the fourth quarter 2002 from €186.7 million in the third quarter 2002. Cost of sales consists primarily of raw material costs (e.g. energy), purchased parts and direct labor, as well as manufacturing overheads and depreciation.

The decrease in cost of sales primarily resulted from the expiration of depreciation of fully depreciated property, plant and equipment.

Distribution and selling costs.  Distribution and selling costs increased 3.6% to €121.1 million in the fourth quarter 2002 from €116.9 million in third quarter 2002. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

The increase in distribution and selling costs was caused by slightly higher sales as compared to the third quarter 2002 and increased transport costs in Bulgaria caused by additional third-party product purchases due to temporary internal product sourcing problems.

General and administrative costs.  General and administrative costs increased by 12.8% to €31.7 million in the fourth quarter 2002 from €28.1 million in the third quarter 2002. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overheads.

Operating profit.  Operating profit increased by 15.5% to €38.1 million in the fourth quarter 2002 from €33.0 million in the third quarter 2002.

	Messer Griesheim Holding AG
	Three months ended December 31, 2002	Three months ended September 30, 2002
	(in € millions)	(in € millions)
Operating profit (loss) (Business Areas)
Germany	29.1	30.8
Western Europe, excluding Germany	3.6	(0.2)
Eastern Europe	9.5	9.7
North America	9.9	2.0
Others	0.9	2.1
Reconciliation/Corporate	(14.9)	(11.4)
Total	38.1	33.0

•                                            In Germany, we achieved an operating profit of €29.1 million in the fourth quarter 2002 compared to an operating profit of €30.8 million in the third quarter 2002. In addition to slightly lower sales in the fourth quarter the reduction in operating profit was impacted by an additional maintenance expense for the ASU production facility in Duisburg lowering operating profit by €1.9 million.

•                                            In Western Europe (excluding Germany) we achieved an operating profit of €3.6 million in the fourth quarter 2002 compared to an operating loss of €0.2 million in the third quarter 2002. The increase in operating profit was a result of stronger operational performance in all countries as well as a decrease in low margin engineering business sales in the U.K compared to the third quarter 2002.

•                                            In Eastern Europe we achieved an operating profit of €9.5 million in the fourth quarter 2002 compared to an operating profit of €9.7 million in the third quarter 2002. Despite the sales growth of 4.1% in the fourth quarter 2002, the operating profit is flat compared to the third quarter due to a temporary product sourcing shortfall resulting from production problems of our joint venture partner in Bulgaria and a biannual planned maintenance of one of our production facilities in the Czech Republic.

•                                            In North America we achieved an operating profit of €9.9 million in the fourth quarter 2002 compared to an operating profit of €2.0 million in the third quarter 2002. The operating profit in the third quarter included a one time loss from the sales of the Canadian gas business in August 2002 (€2.4 million). Excluding this item the operating profit in the third quarter 2002 was €4.4 million. The remaining €5.5 million increase in operating profit in the fourth quarter 2002 is primarily caused by the expiration of depreciation of fully depreciated assets, a release of a provision as a result of a successful insurance settlement and lower energy costs resulting from less market volatility.

•                                            Operating profit in Other Business Areas decreased to €0.9 million in the fourth quarter 2002 from €2.1 million in the third quarter 2002. This reduction is primarily caused by write downs on accounts receivables, in our Chinese operations.

Interest expense, net.  Net interest expenses decreased 4.0% to €31.2 million in the fourth quarter 2002 from €32.5 million in the third quarter 2002. This was due to mandatory and voluntary repayments as well as the partial Senior Notes repurchase.

Income taxes.  In the fourth quarter 2002, the Company recorded income tax expense of €13.1 million, compared to an income tax expense of €10.5 million in the third quarter 2002. Despite our loss before income taxes and minority interest, income tax expenses are incurred mainly due to non-deductible interest expense and goodwill amortization.

Net loss.  In addition to the factors discussed above, net loss in the forth quarter 2002 has also been negatively impacted by an impairment charge on an equity method investment in North America amounting to €18.7 million described elsewhere in this document. In the third quarter 2002 net loss was also impacted by the realization of cumulative translation adjustment resulting from dividend payment.

Recent IAS Accounting Standards

The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group’s financial position or results of operations.

In 1998 the IASB issued IAS 39 “Financial Instruments: Recognition and Measurement”. The standard significantly increases the use of fair values in accounting for financial instruments and establishes specific criteria relating to hedge accounting. IAS 39 has been adopted on January 1, 2001.

In 2000 the IASB issued IAS 40 “Investment Property”. IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 “Accounting for Investments”. Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

In 2000 the IASB revised IAS 19 “Employee Benefits”. IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements. The standard prescribes the accounting and disclosure by employers for employee benefits, post employment benefits, other long term employee benefits, termination benefits and equity compensation benefits.

Recent U.S. GAAP Accounting Pronouncements

New U.S. accounting pronouncements

In June 1998, the FASB issued SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 was subsequently amended by SFAS 137 “Deferral of the Effective Date of FASB 133”, which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

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

Although IAS 39 and SFAS 133, as amended, are similar in many respects, the transition adjustments resulting from the adoption of IAS 39 must be reported in shareholders’ equity, whereas the transition adjustments resulting from adoption of SFAS 133, as amended, must be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS 133 did not have a material impact on the Group’s consolidated financial statements.

In September 2000, the FASB issued SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125”. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001, except for certain disclosure requirements which were effective December 31, 2000. Adoption of this replacement standard did not have a material effect on the Group’s consolidated financial statements.

Effective July 1, 2001, the Group adopted Statement 141 “Business Combinations” and certain provisions of SFAS 142 “Goodwill and Other Intangible Assets”.  The Group adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001. As of December 31, 2001, the amount of unamortized goodwill under U.S. GAAP was €598,756. Unamortized assembled workforce totaled €13,917 as of December 31, 2001, was required to be reallocated to goodwill upon adoption of SFAS 141 and SFAS 142. Related deferred tax liabilities of €5,567 were also required to be eliminated through a corresponding reduction under U.S. GAAP. The amount of unamortized goodwill under U.S. GAAP as of December 31, 2002 was €566,744.

As discussed above, upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. As a consequence, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance upon adoption of SFAS 142. This evaluation did not result in any other significant reclassifications. Upon adoption of SFAS 142, the Group was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized as a result of these impairment tests, as the Group did not identify any intangible asset as having an indefinite useful life.

SFAS 142 requires the Group to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. By June 30, 2002, the Group determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication existed that the reporting unit goodwill may be impaired and the Group then had to perform the second step of the transitional impairment test. In the second step, the Group then had to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Group has performed this second step of the impairment test in the fourth quarter 2002 and recognized a transitional impairment loss of €7,713 for the additional goodwill under U.S. GAAP as the cumulative effect of a change in accounting principle in the reconciliation of net loss to U.S. GAAP for the twelve months ended December 31, 2002.

In August 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Group has started its analysis of the new pronouncement, but has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the Group’s consolidated financial statements. However, the Group has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Group has also noted that the provisions of SFAS 144 supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise (see Note 40b) and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IFRS relating to operations and entities included in the divestiture program would not have occurred.

The FASB issued SFAS 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, on April 30, 2002. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS 145, the Group is required to apply the criteria in APB Opinion No. 30, in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS 4 is effective to fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Group’s consolidated financial statements.

In July 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guaranties entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements (see Note 33 “Commitments and contingencies”) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 00-21, „Revenue arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for the Group in its financial statements beginning July 1, 2003. The Group will apply the consensus prospectively in 2003. The Group is currently determining the impact of the adoption of EITF 00-21 on the Group’s consolidated financial statements but does not believe that the adoption of the consensus will have a material impact.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 37, “Stock purchase and option plan”.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

The adoption of the disclosure requirements under Interpretation No. 46 did not have consequences on the Group’s consolidated financial statements. Similarly, the full adoption of Interpretation No. 46 is not expected to have a material impact on the Group’s consolidated financial statements.

Reconciliation to U.S. GAAP

Our results as reported under IFRS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

•                                            allocation of purchase price to assets to be sold,

•                                            amortization of goodwill for periods after December 31, 2001,

•                                            restructuring costs,

•                                            transaction costs incurred by our parent on our behalf,

•                                            impairment of long lived assets and goodwill,

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

The significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements are summarized below. Further discussion of significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements is presented elsewhere in this document.

Twelve Months Ended December 31, 2002

In the twelve months ended December 31, 2002, the net loss reported under IFRS was €89.9 million and €67.8 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €28.7 million between IFRS and U.S. GAAP relating to the reversal of the IFRS goodwill amortization. The remaining difference between the net loss under IFRS and the net loss reported under U.S. GAAP is primarily the impairment charge of €7.7 million on U.S. GAAP goodwill as a result of the change in accounting principles.

Eight Months Ended December 31, 2001

In the eight months ended December 31, 2001, the net loss reported under IFRS was €69.5 million and €66.6 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €5.5 million between IFRS and U.S. GAAP relating to assets to be sold within one year of the date of the business combination. The remaining difference between net loss under IFRS and net loss reported under U.S. GAAP is primarily due to the amortization impact and the tax effect under U.S. GAAP associated with these adjustments.

Four Months Ended April 30, 2001

In the four months ended April 30, 2001 (prior to the acquisition transactions), the net loss reported under IFRS and U.S. GAAP was €13.5 million with no significant differences.

Twelve Months Ended December 31, 2000

Net loss as reported under IFRS was €205.6 million in the twelve months ended December 2000 and €179.8 million as reconciled to U.S. GAAP. There were reconciling adjustments of €27.4 million relating to impairment of property, plant and equipment. In addition, in the twelve months ended December 31, 2000 we recognized losses, but not gains, in the fair value of derivative financial instruments as required by IFRS in effect prior to January 1, 2001. Under U.S. GAAP in effect prior to January 1, 2001, both the losses and gains on those instruments were recognized. This adjustment reflects the recognition of losses of €2.5 million in the twelve months ended December 31, 2000. The remaining difference between net loss reported under IFRS and net loss reported under U.S. GAAP is primarily due to the tax effect associated with these adjustments.

5.B LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the cash flow activity during the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000. Consideration should be given to the effects of the acquisition transactions, the refinancing program, and the divestiture program when comparing historical financial information, including the selected financial data, for periods prior to April 30, 2001 to periods thereafter. The solid vertical line separates the information for periods prior to and subsequent to the acquisition transactions:

	Successor Messer Griesheim Holding AG		Predeccessor Messer Griesheim GmbH
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000
	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Cash flow from (used in) operating activities	370.4	137.9	(8.9)	261.0
Cash flow from (used in) investing activities	(76.1)	(86.8)	(66.0)	(335.1)
Cash flow from (used in) financing activities	(340.2)	(75.0)	247.6	86.0
Cash and cash equivalents, end of reporting period	135.2	188.0	226.6	50.4

Cash flow from (used in) operating activities.  The cash flow from operating activities was €370.4 million in the twelve months ended December 31, 2002. The cash flow from operating activities in the twelve months ended December 31, 2002 principally reflects a loss before income taxes and minority interests of €44.0 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by interest expenses. The depreciation and amortization of property, plant and equipment and intangible assets was €253.5 million.

The cash flow from operating activities was €137.9 million in the eight months ended December 31, 2001. The cash flow from operating activities in the eight months ended December 31, 2001 principally reflects a loss before income taxes and minority interests of €90.8 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by interest expenses.

For the four months ended April 30, 2001, cash flow from operating activities principally reflects a decrease due to the Singapore operations and changes in working capital in the four months ended April 30, 2001.

Messer Griesheim’s cash flow from operations was €261.0 million in 2000. This principally reflects a loss before income taxes and minority interests of €336.2 million in 2000. Depreciation and amortization of property, plant and equipment and intangible assets amounted to €341.6 million in 2000 and included the impairment charges of the Singapore operations.

Cash flow from (used in) investing activities.  The cash flow used in investing activities for the twelve months ended December 31, 2002 was €76.1 million in 2002 and principally reflects purchases of property, plant and equipment and of intangible assets of €135.9 million proceeds from sales of investments of €40.5 million and proceeds from sales of property, plant and equipmentof €18.4 million.

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

In 2000, the predecessor’s net cash used in investing activities was €335.1 million. This negative figure principally reflects €321.5 million in purchases of property, plant and equipment and of intangible assets.

Cash flow from (used in) financing activities.  During the twelve months ended December 31, 2002, our net cash used in financing activities was €340.2 million. It reflects interest paid of €132.0 million, and debt repayments of €184.5 million during 2002.

In the eight months ended December 31, 2001, our net cash used in financing activities was €75.0 million. This negative figure principally reflects the repayment of corporate debt and the increased interest payments. These effects were partially offset by the proceeds from the refinancing program.

The cash flow from financing activities for the four months ended April 30, 2001 principally reflects additional borrowings that resulted in an increase of cash, which was used to refinance debt in addition to establishing restricted cash collateral on debt.

Messer Griesheim’s cash flow from financing activities was €86.0 million in 2000. Cash flows from financing activities principally reflect in net proceeds from additions to non-current corporate debt to €205.7 million in 2000. In relation to the financing of the business, interest paid was €94.4 million in 2000.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2002:

	Payments Due by Period
	Less than 1 Year	1-3 years	4-5 years	After 5 years	Total
	(in € millions)	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Contractual Obligations
Long-Term Debt	42.1	102.8	147.3	1,008.4	1,300.6
Capital Lease Obligations(1)	23.5	61.0	63.4	18.0	165.9
Operating Lease Obligations	6.0	10.1	5.7	23.1	44.9
Commitments
Guarantees related to the sale of investments(2)					107.8
Other Long-Term Obligations(3)					11.8
ACIC Joint Ventures					32.0
Financial Guarantees(4)					62.6
Long-Term Purchase Agreements					55.6
Other(5)					4.7

(1)          The capital lease obligations include an interest portion of €27.6 million.

(2)          Guarantees related to the sale of investments, net of reserved amounts, mainly reflect customary guarantees for representation and warranties provided for in sale agreements.

(3)          Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €11.8 million at December 31, 2002.

(4)          Financial guarantees, net of provisions,  mainly include guarantees for at equity consolidated subsidiaries of €20.6 million and risks related to the divestiture of Singapore operations of €10.2 million.

(5)          Commitments for capital to be funded to equity and cost method investees totaled €4.7 million at December 31, 2002.

Anticipated Expenditures and Sources of Funds

Operational capital expenditures as a percentage of net sales were 8.9% in the twelve months ended December 31, 2002. The related figure was 7.5%, 8.6% and 19.0% in the eight months ended December 31, 2001, the four months ended April 30 and the twelve months ended December 31, 2000, respectively.

A core component of our strategy is to reduce Messer Griesheim’s historically high levels of capital expenditures. However, we will require funds to meet scheduled debt repayments and to fund the acquisition, if and when it happens, of the China assets described in Item 4 “Information on the Company” - 4.A “History and Development of Messer Griesheim and Messer Holding”, with a purchase price of €32.0 million plus interest and the assumption of existing debt of the ACIC joint ventures (approximately €12.1 million at December 31, 2002). Capital expenditure was €135.9 million in the twelve months ended December 31, 2002, €79.0 million in the eight months ended December 31, 2001, €49.5 million in the four months ended April 30, 2001, and €321.5 million for the twelve months ended December 31, 2000.

We had total indebtedness (including finance leases) of €1,438.9 million at December 31, 2002, of which €1,381.4 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had a weighted average interest rate on existing corporate debt including interest rate swap agreement but not including amortization of debt issuance costs of approximately 8.05% per annum at December 31, 2002.

Messer Griesheim’s principal sources of funds have been cash flow from operations and borrowings from banks. We expect that, going forward, we will finance ongoing operations and implement our cost-savings measures and information-technology improvements with a combination of bank borrowings and operating cash flows. We expect that our other cash requirements will be met through operating cash flows.

As of December 31, 2002, we had in place unused credit lines totaling €294.0 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

We have scheduled finance and operating lease payments over the next three years equal to €29.5 million in 2003, €35.3 million in 2004 and €35.8 million in 2005.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next two years, thus reducing the impact of interest rate changes on future interest expense.

As of December 31, 2002, approximately 77% of our debt facilities were hedged satisfying the terms of the senior facilities agreement. The remaining 23% of our multicurrency debt facilities have floating rates. With respect to such portion of the debt facilities for each fluctuation in market interest rates of 1%, the interest expense related to such portion of the debt facilities would fluctuate by €3.3 million.

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

For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater “natural hedge” as of December 31, 2002.

The most significant foreign exchange rate risks exist in North and Central America, Eastern Europe and China where we produce locally. A portion of our debts serviced by these facilities are in € and U.S. dollars. Accordingly, we are dependent on the stability of currencies in these countries in order to service these debts. The total “hard currency” debt in these countries is €30.1 million. The single largest debt is approximately €14.0 million in Poland. An increase or decrease of 10% of the PLN against the € would result in an impact of approximately €1.4 million on our results of operations. If all the currencies in these countries depreciate against the € and the U.S. dollar, a 10% depreciation would decrease our consolidated net income by approximately €3.0 million.

Our functional currency is the €. The net assets outside the “€ zone” are subject to currency fluctuations. The most volatile currencies are those of Eastern Europe, China and Central America. Normally, we do not hedge the net assets of foreign subsidiaries. In the event the € significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of December 31, 2002. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At December 31, 2002, our interest rate swaps had remaining terms of two years.

Derivative Financial Instruments

	Contract notional amount	Contractual rates	Fair value December 31, 2002
	(€ equivalent in thousands, except for contractual rates)
Interest rate cap contracts
EUR	25,565	5.50000%	3 (1)
Interest rate swap contracts
Euro	84,788	4.45500%	(2,234)
Euro	220,000	4.69500%	(6,645)
Euro	52,250	4.73000%	(1,610)
U.S. dollar	248,843	5.00000%	(12,608)
Euro	42,750	4.65250%	(1,260)
Interest Rates Forward Swap Contracts
Euro	170,000	4.84500%	(1,276)
Euro	32,625	4.21000%	(121)
USD	225,000	5.18500%	(2,507)

Forward exchange rate
Foreign currency forward contracts:
British pounds sterling/U.S. dollar	855	1.59447	8(1)

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

Outlook

A challenging economic environment, highlighted by a downturn of the business climate in Germany and the deterioration of the recovery of the U.S. market in the second half of the year, marked the year 2002. At the same time energy prices which had historical highs in the prior period, decreased throughout the year primarily in the U.S.

Following the ongoing economic downturn, especially in Germany, in 2002, we do not expect any significant improvements for the business year 2003.

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

We spent €12.9 million, €9.5 million, €6.6 million and €24.9 million, on research and development in the twelve months ended December 31, 2002, eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively.

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

•                                            We supply a cross section of industries including steel, primary metal, chemicals, oil refining, food and beverages, healthcare, electronics and glass and enter into long-term contracts over periods of up to 15 years. A significant decline in market demand in any one of these industries could adversely affect future operating results. No single customer represents a significant portion of total revenues. The majority of our revenues are derived in Germany, the rest of Europe and the United States of America, which makes us sensitive to market or economic conditions in these geographic areas.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

Senior Management

The following provides certain information regarding our key executives:

Name	Title	Years of Service	Age
Dr. Klaus-Jürgen Schmieder*	Chief Executive Officer	3	54
Harald Pinger*	Chief Financial Officer	1	43
Winfrid Schmidt	Corporate Treasurer	32	58
Stefan Messer*	Head of Europe and Strategic Marketing and Applications	24	48
Peter Stocks*	Head of Germany and UK Operations	2.5	45
James Doerr	Head of North American Operations	15	44
Jens Dornedden	Executive Vice President, Head of Divestitures and Mergers and Acquisition	3	40
Michael Hoche	Corporate Controller	1	42

*Directors who are also members of Messer Griesheim’s management board.

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

Mr. Stefan Messer has served as an executive member of the board of Messer Griesheim since 1998 and is responsible for overseeing our operations in western Europe (outside of Germany and the United Kingdom) and central and eastern Europe. Mr. Messer is also responsible for Strategic Marketing and Application Technologies in Europe. From 1989 to 1998, Mr. Messer served as Managing Director of our companies in the Netherlands and in France. Prior to that time, Mr. Messer served in various sales and marketing positions of our companies in Germany and in Austria since he joined in 1978. Mr. Messer studied economics at the University of Mannheim and holds an Industriekaufmann degree from IBM and IHK Frankfurt. Mr. Messer is a shareholder in Messer Industrie, which owns an indirect 32.11% interest in Messer Holding and Messer Griesheim.

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

Directors

General

Pursuant to the acquisition transactions, Messer Griesheim Group implemented a management structure for each of MGB, Messer Griesheim Group, Messer Holding and Messer Griesheim. The management structure is, for each of these entities, generally, a two-tier structure with a management board reporting to either a supervisory board or a shareholders’ committee. The strategic decisions for Messer Griesheim Group as a whole are made by Messer Griesheim Beteiligungsverwaltungs GmbH (MGB), as the general partner of Messer Griesheim Group and by Messer Griesheim.

Pursuant to the shareholders’ agreement, the respective management and supervisory boards of MGB, Messer Griesheim Group, Messer Holding and Messer Griesheim consist of the same members, other than the differences resulting from the right of additional employee members to be represented on the supervisory board of Messer Griesheim as required by law. The shareholders’ committees of MGB and Messer Griesheim also consist of the same members. See Item 7. “Major Shareholders and Related Party Transactions” - 7.A “Major Shareholders”.

The following diagram shows the governing bodies for each entity within the Group and is followed by descriptions of each of these governing bodies.

Management Board

The management board of Messer Griesheim Beteiligungsverwaltungs GmbH (MGB), the corporate general partner of Messer Griesheim Group, is responsible for managing the business affairs and representing each of the companies in dealings with third parties. Management boards further appoint the senior management and the authorized signatories of each of the companies. For the time being only Messer Griesheim has any management or employees besides its management board.

The members of the management board are obliged to conduct business in compliance with the law, the articles of association and the resolutions of the supervisory board (or the shareholders’ committee in the case of MGB). Pursuant to the articles of association, the managing directors have to report regularly to the supervisory board or the shareholders’ committee, as the case may be. The management board is entrusted with preparing shareholders’ committee meetings and carrying out shareholders’ committee resolutions. The management board may, pursuant to its regulations, delegate the day-to-day business operations to the senior management. For certain transactions and business measures, the managing board requires prior consent in the form of a supervisory board resolution (or shareholders’ committee resolution in the case of MGB).

The present members of the Management Board of Messer Holding, their ages, current positions and terms of appointment are as follows:

Name	Member Since	Term Expires	Age	Current Position

Dr. Klaus-Jürgen Schmieder(1)	April 30, 2001	December 31, 2004	54	Management Board Chairman (Vorstandsvorsitzender)
Harald Pinger(1)	February 15, 2002	February 14, 2006	43	Management Board Member (Vorstandsmitglied)
Stefan Messer(1)	April 30, 2001	February 28, 2006	48	Management Board Member (Vorstandsmitglied)
Peter Stocks(1)	April 30, 2001	December 31, 2004	45	Management Board Member (Vorstandsmitglied)

(1) Also a member of the management board of Messer Griesheim Group and Messer Griesheim.

Shareholders’ Committee

The shareholders’ committee of MGB appoints the members of the management board of MGB, and through the control over the management board of MGB the shareholders’ committee controls the management decisions concerning the whole group. The shareholders’ committee for each of MGB and Messer Griesheim has veto rights over all important management decisions. The shareholders’ committee of Messer Griesheim has authority over Messer Griesheim’s annual budget, strategy and business policy, as well as other important management matters.

All important management decisions generally require the approval of the MGB shareholders’ committee or, in the case of important investments or divestitures outside Europe, approval by a meeting of MGB’s shareholders. The shareholders’ committee of MGB has eight members, four of whom are appointed by Messer Industrie and four by the financial sponsors. Voting by members of the shareholders’ committee is weighted according to each shareholder’s percentage ownership in MGB; the voting rights of Allianz Capital Partners are deemed to be voting rights of GS Funds for that purpose.

The Messer Griesheim shareholders’ committee has authority over Messer Griesheim’s annual budget, strategy and business policy, as well as other important management matters that are not subject to approval at shareholders’ meetings.

The shareholders’ committee for each of MGB and Messer Griesheim is comprised of the same eight members. The terms of appointment are also identical. See Item 7. “Majors Shareholders and Related Party Transactions” - 7.A “Major

Shareholders” – “Shareholders’ Agreement” for additional information relating to the shareholders’ committee.

The present members of the shareholders’ committee of MGB and Messer Griesheim, their ages, current positions and terms of appointment are as follows:

Name	Member Since	Term Expires	Age	Function
Udo Stark	May 2001	Spring 2004	55	Chairman of the Shareholders’ Committee
Dr. Jürgen Heraeus	August 2001	Spring 2004	66	Vice Chairman of the Shareholders’ Committee
General Wesley K. Clark	August 2001	Spring 2004	58	Member
Dr. Alexander Dibelius	May 2001	Spring 2004	43	Member
Dr. Stefan Eilers	May 2001	Spring 2004	43	Member
Dr. Gerhard Rüschen	August 2001	Spring 2004	70	Member
Wilhelm Peter Jonkheer Storm van’s Gravesande	May 2001	Spring 2004	62	Member
Stephen Trevor	May 2001	Spring 2004	39	Member

Supervisory Board

Under German law the Supervisory Board may request that the Management Board obtain supervisory board approval for any corporate transaction and in particular, for any transactions of major strategic importance to, or likely to have a material financial effect on, Messer Griesheim Group, Messer Holding or Messer Griesheim and on their respective subsidiaries as a group in accordance with statuatory law. The supervisory boards for Messer Holding and Messer Griesheim are responsible for appointing the members of their respective management boards and for supervising the management of each company’s business by its management board.

In exercising these responsibilities, the supervisory board of Messer Holding presents its comments on the financial accounts of Messer Holding and on the reports of the management board to the shareholders at the annual meeting. The compensation of the members of the management boards of Messer Holding and Messer Griesheim is determined by the supervisory board.

The members of the supervisory board are appointed by the shareholders for a term of five years which expire following the last the annual meeting of shareholders held for the year during which the term ends. The supervisory board of Messer Holding and Messer Griesheim Group consists of six members. The supervisory board of Messer Griesheim consists of twelve members, including six employee members. See Item 7. “Majors Shareholders and Related Party Transactions” 7.A “Major Shareholders” — “Shareholders’ Agreement” for additional information relating to the supervisory boards of Messer Griesheim Group, Messer Holding and Messer Griesheim. Meetings of the supervisory board are held at least once every half year. Decisions must be taken by a simple majority of all members entitled to vote whether or not present or represented. The supervisory board appoints its own Chairman.

The supervisory board held two meetings in 2002.

The present members of Messer Holding’s Supervisory Board, their ages, current positions and terms of appointment are as follows:

Name	Member Since	Term Expires	Age	Function
Dr. Alexander Dibelius(1)(2)(3)	April 2001	Spring 2006	43	Managing Director, Goldman Sachs & Co. oHG
Stephen Trevor(2)(3)	April 2001	Spring 2006	39	Managing Director, Goldman Sachs International
Dr. Jürgen Heraeus(2)(3)	April 2001	Spring 2006	66	Entrepreneur, Head of Supervisory Board of Heraeus Holding GmbH
Dr. Stefan Eilers(2)	April 2001	Spring 2006	43	Partner, Freshfields Bruckhaus Deringer
Udo Stark(2)(3)	May 2001	Spring 2006	55	Managing Director, B+B Frankfurt GmbH
Wilhelm Peter Jonkheer Storm van’s Gravesande(2)(3)	April 2001	Spring 2006	62	Consultant, Messer Griesheim

(1) Function: Head of Supervisory Board

(2) Also a member of the supervisory board of Messer Griesheim Group

(3) Also a member of the supervisory board of Messer Griesheim

6.B COMPENSATION

The aggregate compensation paid to our management board and supervisory board for services in such capacities for fiscal year 2002 was €2.2 million, including bonuses and benefits in kind.

The aggregate amount paid in 2002 by Messer Griesheim to provide pension retirement or similiar benefits to the former board members and their surviving dependents was €1.4 million.

Incentive Arrangements

Messer Griesheim rewards employees with performance-based pay. Normally, remuneration is composed of a fixed salary and a bonus. The fixed element of the remuneration relates to the employee’s job function and qualification. The variable portion varies between 12% of base salary for hourly-paid and non-exempt employees up to 100% for senior employees. In certain countries in which we operate, performance exceeding targets are rewarded with an additional bonus. A special bonus scheme exists for our senior management. Employees who are paid under collective bargaining agreements normally receive an additional bonus resulting from the achievement of company goals. Professionals and managers receive a flexible bonus which depends on reaching agreed targets which have quantitative and qualitative aspects. For 2002, the recommended financial company targets were normalized EBITDA and a combination of capital expenditures, working capital and sales proceeds from unused assets.

Share purchase and option plan

During November 2001, the shareholders of Messer Griesheim Group approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim (original option). The shareholders of Messer Griesheim have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group. The options to acquire shares have been priced at €74.25, the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event.

All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. During 2002, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. None of these options were exercised, forfeited or expired as of and for the twelve months  ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders’ committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable only upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders’ committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Between April 1 and December 31, 2002, six participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of and for the twelve months ended December 31, 2002.

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

Each member of the management board has entered into an employment agreement which cannot be terminated by the supervisory board without cause. The management board may terminate with cause in circumstances involving dishonesty, fraud or illegality by a member, or where the member has competed with Messer Griesheim, aided one of Messer Griesheim’s competitors, or substantially breached the employment agreement or Messer Griesheim’s policies.

6.D EMPLOYEES

As of year end 2002, we had 7,225 employees globally. Since the start of our restructuring program we were able to reduce our workforce within Europe by 744 employees. In addition, we plan to reduce our workforce in Europe, principally Germany, by 156 employees prior to year end 2003.

	Germany	Western Europe	Eastern Europe	North America	Latin America, Asia, Africa	Total
As of December 31, 2002	2,208	997	2,283	996	741	7,225
As of December 31, 2001	2,244	1,017	2,369	1,163	1,555	8,348
As of April 30, 2001	2,395	1,077	2,484	1,408	2,434	9,798
As of December 31, 2000	2,589	1,074	2,569	1,397	2,414	10,043

Our labor relations are affected by the differing laws, regulations and customs in the various countries in which we operate. In Germany, all of our employees are represented by Betriebsräte, or workers’ councils, on both a local plant and overall company level. We have established these workers’ councils in accordance with German law. Workers’ councils have multiple legal participation rights with respect to social, economic or personal affairs. For example, the workers’ councils have to be heard and given the opportunity to comment on the dismissal or transfer of any employee. Participation rights of the workers’ councils generally concern issues such as working time or working regulations. Six members of Messer Griesheim’s supervisory board are elected by employees. Two of these are representatives of trade unions which have nominated them for election. We have similar arrangements in other countries where such arrangements are customary. Worldwide, less than 50% of our full-time employees are members of trade unions. Historically, we have enjoyed good working relationships with workers’ councils and trade unions. There have been no significant labor disputes, work stoppages, slow downs or other collective employee actions that have resulted in material disruptions of our business in our core markets in the past 10 years.

Most of our pension plans outside Germany are adequately funded. However, while our defined-benefit plan in Germany is unfunded, we have established liabilities for our pension funding obligations in our financial statements. We also have accrued liabilities related to post-retirement benefits in Belgium, as mandated by law, amounting to approximately €1.8 million.

6.E SHARE OWNERSHIP

The following table sets forth certain information as of December 31, 2002 concerning our beneficial ownership of (i) each shareholder who is known by us to beneficially own more than 5% of the outstanding ordinary equity interests of Messer Griesheim Group, the parent of Messer Holding and (ii) all of the members of the Management and Supervisory Boards of Messer Holding and its subsidiaries as a group:

Named Beneficial Owner	Ordinary Equity Shares
Messer Industrie GmbH(1)	32.11%
Allianz Capital Partners	33.08%
GS Funds(2)	33.08%
Messer Employee GmbH & Co KG(3)	1.48%
Members of MGB Shareholders’ Committee(4)	0.25%

(1)          The Messer family owns Messer Industrie GmbH. Stefan Messer, a shareholder and a director of Messer Industrie GmbH, is a member of our Management Board.

(2)          GS Funds owns its equity interests through six private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3)          The employees participating in the share purchase and option plan hold their shares through Messer Employee. The participants voting rights are exercised by the managing partner of Messer Employee, MEB.

(4)          The members of the shareholders’ committee of MGB hold their shares directly in Messer Griesheim Group.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

Messer Holding owns 100% of Messer Griesheim, and is wholly owned by Messer Griesheim Group. The Messer Holding and Messer Griesheim Group are both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim.

The following table sets forth certain information as of December 31, 2002 concerning our beneficial ownership of each shareholder who is known by us to beneficially own more than 5% of the outstanding ordinary equity interests of Messer Griesheim Group, the parent of Messer Holding:

Named Beneficial Owner	Ordinary Equity Shares
Messer Industrie GmbH(1)	32.11%
Allianz Capital Partners	33.08%
GS Funds (2)	33.08%

(1)          The Messer family owns Messer Industrie GmbH. Stefan Messer, a shareholder and a director of Messer Industrie GmbH, is a member of our Management Board.

(2)          GS Funds owns its equity interests through six private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

Messer Industrie is the holding company for the Messer family’s interests in Messer Griesheim Group. Members of the Messer family have been active in the industrial gases industry for over 100 years. This stake in Messer Griesheim is the family’s largest industrial holding.

Allianz Capital Partners (ACP) is a global private equity investor. It was founded in 1998 and now consists of a team of sixteen investment professionals. ACP is a subsidiary of Allianz Group, a leading global financial services company and one of the largest insurance companies worldwide. Allianz Group is a long-term investor with major shareholdings in many multinational businesses. Allianz Group manages over €1,000 billion of assets, roughly half of which are its own. ACP is one of the largest private equity investors in Germany. Since 1998, it has committed over €1.2 billion to 19 companies, including Messer Griesheim.

Goldman Sachs operates a principal investment business to invest in private equity and mezzanine opportunities worldwide. Private equity funds managed by Goldman Sachs invested or committed to invest $13 billion in over 500 companies since 1986 in a wide range of business sectors, geographic regions and transaction types. Goldman Sachs is currently investing its $5.25 billion GSCP 2000 private equity fund and $1.0 billion GS Mezzanine II fund.

Shareholders’ Agreement

Messer Industrie, Allianz Capital Partners and the GS Funds have entered into a shareholders’ agreement. The shareholders’ agreement provides, among other things, for the corporate governance structures of Messer Griesheim Group, Messer Holding and Messer Griesheim, including the rights to appoint board members and other voting rights. The shareholders’ agreement generally allocates rights and obligations concerning matters between Messer Industrie, on the one hand, and Allianz Capital Partners and the GS Funds, on the other hand, considered collectively, as the financial sponsors.

Messer Griesheim Group is a German partnership limited by shares (a Kommanditgesellschaft auf Aktien or KGaA). Messer Griesheim Group has a supervisory board and is managed by a general partner, Messer Griesheim Beteiligungsverwaltungs GmbH (MGB), a German limited liability company. MGB is governed by a management board and a shareholder’s committee. Shares of MGB are held by the shareholders of Messer Griesheim Group.

The shareholders’ agreement provides that all important decisions regarding Messer Griesheim’s management, in particular decisions on divestitures and capital expenditures are to be made by Messer Griesheim Group.

To ensure uniform implementation of such decisions, the corporate bodies of Messer Griesheim Group, Messer Holding and Messer Griesheim will, if possible, and subject to the right of employees to be represented on the supervisory board of Messer Griesheim, all have the same members. For Messer Holding, Messer Griesheim and MGB, these corporate bodies are a management board and, in the case of Messer Griesheim and Messer Holding, a supervisory board and, in the case of Messer Griesheim and MGB, a shareholders’ committee.

The management board is responsible for the day-to-day management of each company. It reports to the supervisory board, in the case of Messer Holding and Messer Griesheim, and to the shareholders’ committee in the case of Messer Griesheim Group and Messer Griesheim. The members of the management board are, in the case of Messer Holding and Messer Griesheim, appointed by the supervisory board and, in the case of MGB, by the shareholders’ committee of MGB. The supervisory boards for Messer Holding and Messer Griesheim mainly have a control function.

The supervisory board of Messer Holding and Messer Griesheim and the shareholders’ committee of MGB and Messer Griesheim have six and eight members, respectively, appointed by the shareholders. The supervisory board of Messer Griesheim has an equal number of members who are employees’ representatives. Voting is determined by the number of board seats held with the chairman having the casting vote.

The management board of MGB (on behalf of Messer Griesheim Group) and Messer Griesheim also reports to the shareholders’ committee, which may give direct instructions to the management. The shareholders’ committee has veto rights over all important management decisions of MGB. In the case of Messer Griesheim Group, it also appoints the members of the management board of MGB.

The shareholders’ committee of MGB is the corporate body through which the shareholders control the management decisions concerning the whole Group.

The management board of MGB is responsible for the general management of the whole Group. It must have three to five members drawn from senior management who are appointed by MGB’s shareholders’ committee. One member of MGB’s management board is appointed by Messer Industrie, the other members by the GS Funds.

All important management decisions generally require the approval of the MGB shareholders’ committee, or in the case of important investments or divestitures outside Europe, by a meeting of the MGB shareholders. The shareholders’ committee of MGB has six members, three of whom are appointed by Messer Industrie and three by the financial sponsors. Voting by members of the shareholders’ committee is weighted according to each shareholder’s percentage ownership in MGB.

The Messer Griesheim shareholders’ committee has authority over Messer Griesheim’s annual budget, strategy and business policy, as well as other important management matters that are not subject to approval at a shareholders’ meeting. Most matters requiring shareholder committee or shareholder meeting approval will require only approval by a majority of the votes, such that the financial sponsors or their appointees will have the ability to prevail independently of Messer Industrie. Certain limited matters of greater significance to Messer Industrie require 75% approval, and therefore any approval would require the consent of Messer Industrie. This includes divestitures in Europe, with the exception of the United Kingdom. With respect to a sale of Messer Griesheim, 75% approval will be required until September 30, 2004, and thereafter only majority approval will be required.

The shareholders’ agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding changes of control. Until October 2004, no shareholder may transfer its shares in Messer Griesheim Group without the approval of the other shareholders. Additionally, the shareholders’ agreement grants Messer Industrie a call option between April and September 2004 for all of the shares held by the financial sponsors, subject to certain significant conditions and requirements. After September 2004, a shareholder may freely transfer its shares if they have first been offered to the other shareholders.

Allianz Capital Partners and the GS Funds, as the financial sponsors, have entered into a separate agreement which allocates between them the collective rights of the financial sponsors with respect to the Messer Griesheim Group and related matters. Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the agreement generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders’ committee appointed by the GS Funds will represent all votes of the financial sponsors constituting 66.16% of all votes in the shareholders’ committee. Thereafter, the rights will be shared by Allianz Capital Partners and the GS Funds, with Allianz Capital Partners having a deciding vote in the event of a lack of consensus between Allianz Capital Partners and the GS Funds, subject to certain exceptions. The agreement between the financial sponsors also limits their ability to exit from their investment in Messer Griesheim Group independently of each other, or to independently cause a sale of Messer Griesheim or any similar realization transaction.

7.B RELATED PARTY TRANSACTIONS

Set forth below is a description of certain transactions entered into by Messer Griesheim, Messer Holding and certain of their shareholders or affiliates. Some of these relationships continue to be in effect and may result in conflicts of interest between Messer Griesheim, Messer Holding and those shareholders or affiliates.

Hoechst

Prior to the acquisition transactions on April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions settled at terms substantially equivalent to similar transactions negotiated on an arm’s length basis.

Related party transactions with respect to the Group’s Singapore operations have been described in “Singapore

Transaction”. Hoechst has indemnified the Group resulting in a payment of €9.4 million for bank guarantees provided to Bombay Oxygen Corporation Ltd., which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at December 31, 2002 and December 31, 2001, respectively.

Allianz

As a result of the acquisition transactions Allianz Capital Partners directly or indirectly owns or controls 33.08% of Messer Griesheim Group GmbH & Co. KGaA at December 31, 2002.

Allianz Capital Partners is a 20% shareholder in Mahler Italfilo Holding GmbH, which is in liquidation. During April 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

Allianz Capital Partners provided certain financial advisory services to the Company and Messer Griesheim, for which it has been paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight months ended December 31, 2001. No transactions between the Group and Allianz Capital Partners took place during the twelve months ended December 31, 2002.

Goldman Sachs

As a result of the acquisition transactions six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.08% of Messer Griesheim Group GmbH & Co. KGaA. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim.  That facility was repaid using the proceeds from the sale of the senior notes. Goldman Sachs International is also a lender under the senior facilities of Messer Griesheim.

Goldman Sachs International and its affiliates were the underwriters of the senior notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim.  They have received net investment banking, syndication, financial advisory and other fees in the aggregate of approximately €34.8 million from Messer Holding and Messer Griesheim in connection with these activities and the acquisition transactions. In the future, Goldman Sachs International and its affiliates may, in the ordinary course of business, engage in commercial banking or investment banking or financial advisory transactions with Messer Griesheim Group, Messer Holding, Messer Griesheim and its affiliates.

Goldman Sachs was our agent in repurchasing the senior notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million.

The Group enters into derivative contracts to hedge their exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swap contracts and forward exchange contracts, which have a notional amount of €511.2 million and €0.9 million, respectively, at December 31, 2002 and €622.6 million and €4.2 million, respectively, at December 31, 2001. In addition on June 24, 2002 the Group entered into €386.0 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. The company made termination payments of €0.9 million, €0 million and €0 million to Goldman Sachs for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group’s divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €7.5 million, €5.4 million and €0 million for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH, which is in liquidation. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH (“MIG”)

Prior to the acquisition transactions in April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transactions MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owns through its 100% affiliate Bandinelli GmbH 22% of Mahler Italfilo Holding GmbH (in liquidation), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. Bandinelli GmbH is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained elsewhere in this document.

Loans to and from related parties

As of December 31, 2002 and 2001, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million and €5.1 million, respectively.

In October 2002 Messer Griesheim has received a loan from its shareholder Messer Griesheim Group amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. Interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of the maturity of the loan or the date following three months after either Messer Griesheim or Messer Griesheim Group declares the termination of the loan.

Shareholders’ Agreement

MIG, ACP and the GS Funds have entered into a shareholders’ agreement. The shareholders’ agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. See Item 7.A “Major Shareholder – Shareholders Agreement”.

Divestment of our Cuban Subsidiaries

As a precondition to the consummation of the acquisition transaction, on April 24, 2001, we sold our interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of Messer Holding. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder by an unsecured note in the principal amount of US$5.8 (€5.6) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre tax loss of €5.6 million, which has been reflected in the statement of operations for the period ended April 30, 2001.

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

We are of the opinion that our accruals adequately provide for the risks related to the pending or threatening claims described below.

Messer Griesheim acquired its interest in Bombay Oxygen Corporation Limited (“Bombay Oxygen”), a publicly traded company in India, in 1997 for a total of €12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen’s major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer Griesheim were transferred in 2000 to a company jointly owned by Messer Griesheim and indirectly Goyal MG Gases Pvt. Ltd (“Goyal MG”). The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer Griesheim or the subsequent transfer of such shares to the jointly owned company involved a violation with respect to a change of control under Indian takeover regulations. In addition, Messer Griesheim was involved in litigation with respect to this investment with the major shareholder of Bombay Oxygen. During December 2002, all such litigation with the major shareholder of Bombay Oxygen was settled and Messer Griesheim no longer holds any investment in Bombay Oxygen.

Various law suits are pending or threatened by Goyal MG. Messer Griesheim has received a notice from Goyal MG alleging that Messer Griesheim has breached a confidentiality clause contained in a shareholders’ agreement among Messer Griesheim, Goyal MG and certain other shareholders. The notice requests payment of Rupees 5.0 billion (approximately €100.1 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG.

During 2001, Goyal MG defaulted on a bank loan. As a result, Messer Griesheim, as guarantor, was required to repay the US$4.7 million (approximately €4.5 million) loan in full. Messer Griesheim is currently seeking reimbursement from Goyal MG for this amount.

In 1999, our Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary’s alleged breach of the agreement, is for an amount of Reals 593 million (approximately €159.8 million). In addition, in August 2001 a former employee filed a lawsuit against our Brazilian subsidiary for an amount of €4.3 million. In connection with the disposal of this Brazilian subsidiary, we agreed to indemnify the buyer for any loss relating to these claims.

Messer Griesheim has received a notice from NLP, a South American agent/service provider for corporate acquisitions transactions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim.

In 2001, the Group’s subsidiary PT Aneka in Indonesia entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the alleged unlawful termination of the contract by PT Aneka. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5 million.

In January 2003, Messer Griesheim has received a claim for an amount of €4.1 million related to an alleged breach of contract concerning the sale of Messer Medical GmbH. Management is in the process of investigating the matter.

While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

Certain Activities

In August 1999, Messer Griesheim GmbH discovered that one of its executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney’s Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of US$550,000 and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified our attorneys that the investigation was being dropped by their office and referred to the U.S. Customs Agency for possible civil enforcement action. We are not aware of any action being pursued by the Customs Agency. We can give no assurance as to the ultimate scope or outcome of the overall investigation. Under the business combination agreement entered into in connection with the acquisitions described above, Hoechst has agreed to indemnify us with respect to any losses arising out of such investigation of any related proceedings, although this indemnity is generally limited to two-thirds of the loss incurred.

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

8.A.8 DIVIDEND POLICY

Messer Griesheim currently intends to retain future earnings to finance operations and general corporate needs. Messer Holding and Messer Griesheim’s ability to declare or pay cash dividends, if any, will be dependent upon the ability of its’ subsidiaries to declare and pay dividends or otherwise transfer funds to Messer Griesheim Group. The Senior Facilities Agreement and the indenture governing the senior notes of Messer Holding limit the ability of Messer Holding and Messer Griesheim to pay dividends.

8.B SIGNIFICANT CHANGES

Except as set forth elsewhere in this Form 20-F, no significant change has occurred since the date of our consolidated financial statements as included in this Form 20-F.

ITEM 9.  THE OFFER AND LISTING

9.A LISTING DETAILS

Not applicable.

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKET

The senior notes are listed on the Luxembourg Stock Exchange. On December 15, 2001, the exchange offer was consummated resulting in the exchange of all of the Rule 144A notes and all of the Regulation S notes (other than approximately €2.0 million in aggregate principal amount) for equivalent registered notes. The remaining Regulation S notes and registered notes trade on the Luxembourg Stock Exchange under the ISIN number XSO129586763 and Common Code 012958676 and the ISIN number XSO136262275 and the Common Code 013626227, respectively. Additionally, the registered and Regulation S notes have been accepted for clearance through Euroclear and Clearstream.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Messer Holding is a joint stock company (Aktiengesellschaft) under German Law and is registered in the commercial register of the local court (Amtsgericht Husum). The registered office is in Norderfriedrichskoog.

The objectives of the company, as set out in Article 2 of the Articles of Association, are to own, manage and invest in enterprises dealing with the production and distribution of industrial gases in Germany and abroad. Messer Holding may engage in any transaction that directly or indirectly relates to these objectives.

Messer Holding’s Articles of Association are silent on the powers of directors in many areas of company governance including an interested director’s voting power and power to vote compensation to themselves, a director’s borrowing power, any age limitation or requirement or any share ownership qualifications for directors. In such instances, their powers are governed by German law.

Messer Holding has a two-tier management structure consisting of a management board (Vorstand) and a supervisory board (Aufsichtsrat). The management board is responsible for managing the business affairs of and representing Messer Holding. The management board is also responsible for preparing the financial statements for review by the supervisory board and the auditors. The management board consists of at least three members appointed and reviewed by the supervisory board. Currently, there are four board members. Decisions require a majority vote.

The supervisory board consists of six members who are entitled to annual remuneration determined at the shareholders’ meeting. Decisions of the supervisory board are taken by majority vote, unless a super-majority vote is necessary according to German law. The chairman of the supervisory board, who is elected by the members of the board, has a casting vote.

Messer Holding’s share capital amounts to €90,000 and has one class of shares. Voting rights of shareholders are governed by our shareholders’ agreement. See Item 7. “Major Shareholders and Related Party Transactions” 7.A “Major Shareholders” - “Shareholders’ Agreement”.

Any amendment to the Articles of Association and any change in share capital must be approved by 75% of the shareholders.

Shareholders’ meetings are called by the management board by providing six weeks’ advance written notice. The annual shareholders’ meeting occurs within the first eight months of the fiscal year. The chairperson of the supervisory board or another supervisory board member normally leads the meeting.

A quorum at the general shareholders’ meeting is established if at least 75% of total share capital is represented. Resolutions are adopted by the majority of votes cast unless a super-majority is required by German law. Our articles of association contain no limits on the right to own securities. According to the requirements of German law, a shareholder has to inform the company if such shareholder owns more than 25% of its shares.

Please see Item 7 “Major Shareholders and Related Party Transactions-7A Major Shareholders-Shareholder’s Agreement” for a description of our shareholders’ agreement for other information relating to our corporate governance.

10.C MATERIAL CONTRACTS

We summarize below our material contracts. Our summary is necessarily incomplete and you may not find in it specific information that you might want to consider. Please refer to full copies of these agreements for all of their terms.

See also Item 7. “Major Shareholders and Related Party Transactions” 7.B “Related Party Transactions” and Item 19. “Exhibits”.

Contracts related to the Senior Facilites Agreement

General

On April 28, 2001, Messer Griesheim and certain of its consolidated subsidiaries entered into a senior facilities agreement with Goldman Sachs International, Bayerische Hypo- und Vereinsbank AG, J.P. Morgan Plc and The Royal Bank of Scotland Plc, as arrangers, Goldman Sachs International as global coordinator, J.P. Morgan Plc as agent and security trustee, and others. The agreement permits borrowings by Messer Griesheim, by its principal U.S. subsidiary and by a finance subsidiary. It also provides for the possibility of additional subsidiaries becoming direct borrowers in the future. The amounts owed under the senior facilities are guaranteed by Messer Griesheim and by a number of its significant subsidiaries in Europe and the United States. The loans under the senior facilities agreement originally totalled €1.050 million and $540 million. The terms of the different loans are summarized as of December 31, 2002 in the following chart.

We are required under Messer Griesheim’s senior facilities agreement to use the proceeds from our divestiture program to repay borrowings under the senior facilities, and the senior facilities agreement requires us to repay at least $198.6 million of borrowings (the entire senior term disposal facility) by April 2003. As of April 29, 2002, the senior term disposal facility has been fully repaid. Separately, Messer Griesheim is required to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with divestments of assets will result in the reduction of the aggregate indebtedness, as of April 30, 2001, of Messer Griesheim and its consolidated subsidiaries by at least €255 million by April 30, 2003. As of December 31, 2002, the company has satisfied this obligation. Upon completion of the entire divestiture program, we expect that our divestitures will permit us to reduce our consolidated debt reflected on the December 31, 2000 balance sheet by approximately €400 million.

Description	Interest rate		Available amount		Amounts outstanding	Amortization	Maturity date(7)
			(in € millions)		(in € millions)

€300 Million Senior Term A facility(4)(5)(6)	5.35%	(2)	237.1	(1)	237.1	14 semi-annual installments beginning on December 20, 2001	April 20, 2008
€170 Million Senior Term B facility(4)	6.15%	(2)	167.6		167.6	2 installments; October 30, 2008, and April 30, 2009	April 30, 2009
$124 Million Senior Term B facility(4)	4.58%(2	(2)	117.9	(1)	117.9	2 installments; October 30, 2008 and April 30, 2009	April 30, 2009
€115 Million Senior Term C facility(4)	6.65%	(2)	52.4		52.4	2 installments; October 30, 2009 and April 30, 2009	April 30, 2010
$162 Million Senior Term C facility(4)(6)	4.99%	(2)	154.7	(1)	154.7	2 installments; October 30, 2009 and April 30, 2010	April 30, 2010
€260 Million Senior Revolving facility I	—		260.0		—	None	March 31, 2008
€50 Million Senior Revolving facility II	—		34.0	(3)	—	None	March 31, 2008

(1)          U.S. Dollar (US-$) amounts under the facility have been converted into EURO at the rate of €1 = US-$ 1.0415, British Pound (GBP) amounts at the rate of €1 = GBP 0.6502, the exchange rates at December 31, 2002.

(2)          Variable interest rates as of December 31, 2002.

(3)          €16.0 million drawn as trade and commercial guarantees.

(4)          The senior term facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5)          Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6)          Interest rate is a weighted rate.

(7)          The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement; in any given year to repay the outstanding loans (see further information regarding long-term debt, including a schedule of maturities, in Note 27 “Corporate debt”).

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

•                                            a change of control, which occurs if (a) the sponsors together cease to own at least 50% of the shares of Messer Griesheim Group issued to the sponsors, and held by them or other financial investors, (b) the sponsors individually cease to own at least 15% of the total shares of Messer Griesheim Group, (c) a person owns more shares of Messer Griesheim Group than the sponsors do or (d) Messer Griesheim Group ceases to own 100% of the Messer Holding’s shares;

•                                            a sale of substantially all of Messer Griesheim’s assets, the assets of Messer Holding, or those of Messer Griesheim Group; or

•                                            a listing on any securities exchange in any country of all or part of Messer Griesheim’s shares, the shares of the Messer Holding, or those of Messer Griesheim Group.

The same prepayment premiums that apply to voluntary prepayments apply to the mandatory prepayments listed above, except for mandatory prepayments due to illegality of the lenders’ obligation.

Excess Cash Flow.  Messer Griesheim must use 75% of its excess cash flow in any given year or 50% if the leverage ratio is less than 4 to 1, to repay the outstanding loans. Excess cash flow includes Messer Griesheim’s consolidated profit from operations, but excludes capital expenditures and taxes.

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

Acquisition recoveries.  If we, Messer Griesheim Group, its shareholders or any of our consolidated subsidiaries receive payments exceeding €5 million from Hoechst AG in connection with the acquisition transactions described above, we must use an amount equal to these payments to remedy the problem in connection with which the payment was made during the first year after receiving such payments or to repay the loans. Payments of this kind do not include payments related to the call and put options described in the section Item 4. “Information on the Company” 4.A “History and Development of Messer Griesheim and Messer Holding” – “The Acquisition of the Shares of Messer Griesheim” – “Call and Put Options”.

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

•                                            any failure to comply with the obligations assumed under the security documents, or the security documents ceasing to be effective, including the pledge on Messer Griesheim’s capital stock in favor of the senior lenders;

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

•                                            any change in circumstances, or any event, that would have a material adverse effect on Messer Griesheim Group’s or its subsidiaries’ business, on Messer Griesheim’s or any other borrower’s or guarantor’s ability to perform their obligations under the senior facilities agreement, or on the validity or enforceability of that agreement or any of the documents related to it;

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

•                                            the financial indebtedness of any one of those subsidiaries is accelerated or cancelled as a result of a default; or

•                                            any creditor of any one of those subsidiaries becomes entitled to accelerate the subsidiary’s financial indebtedness as a result of a default.

However, Messer Griesheim would not be in default under the senior facilities agreement if the total financial indebtedness in default amounts to less than €10 million, or if the indebtedness in default is repaid in full within 10 days.

Security Arrangements

Security Interests.  Messer Holding has granted a first priority pledge over its shares in Messer Griesheim to the lenders under the senior facilities agreement as security for Messer Griesheim’s obligations to them. Under the pledge, if Messer

Griesheim defaults on those obligations, the lenders will be entitled to sell Messer Holding’s shares in Messer Griesheim and to apply the proceeds to payment of any amounts Messer Griesheim owes under the senior facilities agreement. However, Messer Holding has the right to receive any remaining proceeds from the share sale.

Guarantees.  Under the senior facilities agreements, the guarantors agree to guarantee the punctual performance by each borrower of all of each borrower’s obligations, to pay any amounts that the borrowers fail to pay, and to indemnify each lender for any costs resulting from the invalidity or unenforceability of the borrowers’ obligations. The guarantee survives for so long as the loans under the senior facilities agreement are outstanding. If a payment is avoided or reduced because of insolvency proceedings, the guarantors agree to pay the difference resulting from avoidance or reduction. The guarantors waive any defenses they may have against the lenders, and any right to require the lenders to first proceed against the borrowers. In addition, the guarantors waive any rights they may have to proceed against the borrowers for indemnification, contribution or subrogation. Some of the guarantees are subject to limitations on the amount recoverable under them.

Amendments.  In December 2002 and February 2003, we amended the senior facilities agreement. These amendments provide us with more favourable terms with respect to our required level of interest hedging, access to an ancillary facility of €50 million for overdrafts, an increase in our ability to incur debt in the form of local facilities and a decrease in our ability to incur debt in the form of capital lease. As a result of these amendments to the senior facilities agreement, the group is no longer permitted to repurchase senior notes in the future. Please refer to a copy of the amendments to our senior credit facilities which are filed as exhibits to this report for the complete terms and full description thereof.

Contracts Related to our Senior Notes

Indenture

The following summary of the indenture dated May 16, 2001 between Messer Holding and The Bank of New York, as trustee (the “Indenture”) in respect of Messer Holding’s €550 million 10.375% senior notes due 2011 does not purport to be complete and is qualified in its entirety by reference to the indenture dated as of May 16, 2001 and the other documents entered into in connection with them. The Indenture and other documents are exhibits hereto. See Item 19. “Exhibits”. The senior notes mature on June 1, 2011, with interest payments due June 1 and December 1 as required by the Indenture. The senior notes are senior debt of Messer Holding. Messer Holding loaned the proceeds of the offering of the senior notes pursuant to a subordinated intercompany loan to Messer Griesheim. The intercompany loan also is effectively subordinated to all other existing and future debt of Messer Griesheim and its subsidiaries. The intercompany loan is further described below.

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

From September until October 2002, Messer Griesheim made open market purchases in aggregate principal amount of €56.3 million senior notes at an average price of 102.9%. The purchased senior notes have been deducted from the outstanding amount of €550 million. In connection with the purchase, unamortized financing costs of €4.0 million, fees and tender premium of €2.2 million were expensed and are classified as other financial expense for the twelve months ended December 31, 2002. Pursuant to amendments to the senior facilities agreement executed in February 2003, a copy of which is filed as an exhibit to this report, we are prohibited from making any more such purchases of senior notes in the future.

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

Loans from related parties

In October 2002 Messer Griesheim received a loan from its shareholder Messer Griesheim Group amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335,000. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. Interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of (i) the maturity of the loan or (ii) the date following three months after either Messer Griesheim or Messer Griesheim Group declares the termination of the loan.

The Subordination Agreement

Messer Griesheim’s obligation to make payments to Messer Holding under the intercompany loan is subordinated, pursuant to a subordination agreement dated May 16, 2001, to its obligations to the lenders under the senior facilities agreement. The subordination applies even in case of insolvency proceedings relating to Messer Griesheim.

Under this subordination agreement, Messer Griesheim is permitted to make interest payments to Messer Holding under the intercompany loan corresponding to Messer Holding’s obligations to make scheduled interest payments on the senior notes. Payment of the principal amount of the intercompany loan on the maturity date of the senior notes is also permitted. However, if Messer Griesheim is in default with respect to any payments of principal or interest under the senior facilities or with respect to other payments in excess of €1 million under the senior facilities, then Messer Griesheim will not be permitted to make payments under the intercompany loan to Messer Holding for as long as such payment default under the senior facilities continues.

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

However, Messer Holding may enforce its rights to receive payment under the intercompany loan if there is a payment default under the notes and the standstill period in respect of that default has expired. A standstill period in respect of a note payment default begins on the date such payment default under the notes occurs and ends on the earlier of the expiry of 120 days from the date the senior lenders have been notified that such payment default on the notes has occurred, and the date on which an “insolvency event” occurs. An insolvency event means:

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

Notwithstanding Messer Holding’s rights to enforce payment after the standstill period, if a default with respect to payments under the senior facilities or a non-payment blockage period with respect to other types of defaults under the senior facilities, as described above, is continuing, the prohibition on payments to the issuer under the intercompany loan will continue to apply.

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

The Assignment Agreement

Pursuant to an assignment agreement entered into on May 16, 2001, Messer Holding has assigned to the trustee for the senior noteholders Messer Holding’s rights to receive the proceeds of payments under the intercompany loan. If Messer Holding defaults on the senior notes, the trustee has the right to receive the intercompany loan payment directly from Messer Griesheim. As owner of the Messer Griesheim shares, Messer Holding has also assigned to the trustee its rights to receive the excess proceeds from a sale of those shares, in the event of an enforcement of the pledge of those shares given to the senior lenders, to the extent the proceeds from the sale are not required to discharge the obligations secured by the pledge.

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

10.E TAXATION

Not applicable.

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

We are subject to certain of the informational requirements of the Securities Exchange Act of 1934. We, as a “foreign private issuer”, are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, pursuant to the indentures governing the senior notes, within 120 days after the end of each fiscal year we will provide the trustees and the holders of the senior notes an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also be required to furnish to the trustee and the holders of the senior notes quarterly reports on Form 6-K containing unaudited interim financial information after the end of each of the first three quarters. You may also find a copy of our code of ethics for specified senior executives and other employees listed on our website at www.messer.de.

10.I SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next two years, thus reducing the impact of interest rate changes on future interest expense.

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

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of December 31, 2002. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At December 31, 2002, our interest rate swaps had remaining terms of two years.

Derivative Financial Instruments

	Contract notional amount	Contractual rates	Fair value December 31, 2002
	(€ equivalent in thousands, except for contractual rates)
Interest rate cap contracts
EUR	25,565	5.50000%	3 (1)
Interest rate swap contracts
Euro	84,788	4.45500%	(2,234)
Euro	220,000	4.69500%	(6,645)
Euro	52,250	4.73000%	(1,610)
U.S. dollar	248,843	5.00000%	(12,608)
Euro	42,750	4.65250%	(1,260)
Interest Rates Forward Swap Contracts
Euro	170,000	4.84500%	(1,276)
Euro	32,625	4.21000%	(121)
USD	225,000	5.18500%	(2,507)

Forward exchange rate
Foreign currency forward contracts:
British pounds sterling/U.S. dollar	855	1.59447	8	(1)

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

Comparison of 2000, April 30 and December 31, 2001 and December 31, 2002

As of December 31, 2000, April 30, 2001, December 31, 2001 and December 31, 2002 the notional value of foreign currency forward contracts was €6.7 million, €9.4 million, €32.6 million and €0.9 million, respectively.

The decrease in 2002 is mainly occurred to repayment of a covered Intercompany USD-loan.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Messer Holding AG has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the date of this report. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information (as defined in US Exchange Act rule 13a-14(c)) required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (CEO), Dr. Klaus Jürgen Schmieder, and our Chief Financial Officer (CFO), Mr. Harald Pinger. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that Messers’ disclosure controls and procedures were effective to ensure that information required to be disclosed in the report is recorded, processed, summarized and reported on a timely basis. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F.

Page
Index to financial statements	F-1
Messer Griesheim Holding AG
Independent Auditors’ Reports	F-3

Consolidated Statements of Operations for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-4
Consolidated Balance Sheets as of December 31, 2002 and as of December 31, 2001	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-6

Consolidated Cash Flow Statements for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-7

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

3.1	Articles of Incorporation of Messer Griesheim Holding AG, as amended (Satzung) (English translation).**
4.1	Indenture between Messer Griesheim Holding AG and The Bank of New York, dated as of May 16, 2001.*
4.2	Form of 10.375% Senior Notes due 2011 (included as part of Exhibit 4.1).*
4.3	Exchange and Registration Rights Agreement between Messer Griesheim Holding AG and Goldman Sachs International, dated as of May 16, 2001.*
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to legality of the securities being registered hereby.*
5.2	Opinion of Hengeler Mueller as to certain matters under German law.*
8.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. Federal income tax matters.*
10.1

Shareholders’ Agreement among Messer Industrie GmbH, Allianz Capital Partners GmbH; GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000 GmbH & Co.; Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P.; dated as of December 31, 2000 and amended on April 27, 2001 (consolidated English translation).*

10.2

Agreement Between Financial Investors among GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co.; Stone Street Fund 2000, L.P.; Bridge Street Special Opportunities Fund 2000, L.P. and Allianz Capital Partners GmbH; dated as of April 27, 2001.*

10.3

Senior Facilities Agreement among Cornelia Verwaltungsgesellschaft mbH, Goldman Sachs International (as global co-ordinator and joint lead arranger), Bayerische Hypo-und Vereinsbank AG, J.P. Morgan PLC and The Royal Bank of Scotland, dated as of April 28, 2001, as amended to reflect amendments made on May 16, 2001, June 14, 2001, January 17, 2002, December 23, 2002 and February 11, 2003.***

10.4

Intercreditor Deed among Chase Manhattan International Limited (as security trustee and senior agent), Goldman Sachs International (as global co-ordinator, senior arranger and mezzanine arranger), Bayerische Hypo-und Vereinsbank AG (as senior arranger and mezzanine arranger), J.P. Morgan PLC, The Royal Bank of Scotland PLC (as senior arranger and mezzanine arranger), Hypovereinsbank Luxembourg Société Anonyme, the senior lenders named therein, the mezzanine lenders named therein and others, dated April 28, 2001.*

10.5	High Yield Proceeds Loan Agreement between Messer Griesheim Holding AG and Messer Griesheim GmbH, dated as of May 16, 2001.*
10.6	High Yield Subordination Agreement between Messer Griesheim Holding AG and Messer Griesheim GmbH, dated as of May 16, 2001.*
10.7	Assignment Agreement between Messer Griesheim Holding AG and The Bank of New York, dated as of May 2001.*
12.1	Statement of the Computation of Ratio of Earnings to Fixed Charges.**
21.1	List of Subsidiaries.*
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).*
23.2	Consent of Hengeler Mueller (included in Exhibit 5.2).*
23.3	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Messer Griesheim GmbH and Messer Griesheim Holding AG.**
23.4	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Messer Griesheim GmbH.*
23.5	Consent of PricewaterhouseCoopers with respect to Singapore Syngas Pte Ltd.***
24.1	Powers of Attorney (included on signature page to registration statement).*
25.1	Form T-1 Statement of Eligibility of Trustee.*
99.1	Form of Letter of Transmittal.*
99.2	Exchange Agent Agreement between Messer Griesheim Holding AG and The Bank of New York.*
99.3	Certification of Periodic Financial Reports by Klaus-Jürgen Schmieder in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002.**
99.4	Certification of Periodic Financial Reports by Harald Pinger in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002.**

*As filed on Form F-4 at November 8, 2001.

**Filed herewith.

***Incorporated by reference from Registration Statement on Post-Effective Amendment No. 2 to Form F-4 on Form F-3 Registration Statement filed March 27, 2003.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date March 27, 2003
MESSER GRIESHEIM HOLDING AG

	By:	/s/ KLAUS-JÜRGEN SCHMIEDER
Klaus-Jürgen Schmieder
Chief Executive Officer

	By:	/s/ HARALD PINGER
Harald Pinger
Chief Finance Officer

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Dr. Klaus Jürgen Schmieder, certify that:

1. I have reviewed this annual report on Form 20-F of Messer Griesheim Holding AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 27 March, 2003
MESSER GRIESHEIM HOLDING AG

By:	/s/ Klaus-Jürgen Schmieder
Name:	Dr. Klaus-Jürgen Schmieder
Title:	Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Mr. Harald Pinger, certify that:

1. I have reviewed this annual report on Form 20-F of Messer Griesheim Holding AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 27 March, 2003
MESSER GRIESHEIM HOLDING AG

By:	/s/ Harald Pinger
Name:	Mr. Harald Pinger
Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Page

Messer Griesheim Holding AG
Independent Auditors’ Reports	F-3

Consolidated Statements of Operations for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-4
Consolidated Balance Sheets as of December 31, 2002 and as of December 31, 2001	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-6

Consolidated Cash Flow Statements for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-7
Notes to the Consolidated Financial Statements	F-8

Singapore Syngas Pte Ltd.
Statement of Operations for the ten months ended October 31, 2002 (unaudited) and for the twelve months ended December 31, 2001 (unaudited)	F-67
Balance Sheet as of October 31, 2002 (unaudited) and as of December 31, 2001 (unaudited)	F-68
Statement of Changes in Stockholders’ Equity for the ten months ended October 31, 2002 (unaudited) and for the twelve months ended December 31, 2001 (unaudited)	F-69
Cash Flow Statement for the ten months ended October 31, 2002 (unaudited) and for the twelve months ended December 31,2001 (unaudited)	F-70
Notes to the Financial Statements (unaudited)	F-71
Independent Auditors’ Report	F-86
Statements of Operations for the years ended December 31, 2000, 1999 and 1998	F-87
Balance Sheets as of December 31, 2000 and 1999	F-88
Statements of Changes in Stockholders’ Equity for the years ended December 31, 2000, 1999 and 1998	F-89
Cash Flow Statements for the years ended December 31, 2000, 1999 and 1998	F-90
Notes to the Financial Statements	F-91

INDEX TO THE FINANCIAL STATEMENTS

MESSER GRIESHEIM HOLDING AG

Page
Independent Auditors’ Reports	F-3

Consolidated Statements of Operations for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-4
Consolidated Balance Sheets as of December 31, 2002 and as of December 31, 2001	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-6

Consolidated Cash Flow Statements for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 (predecessor) and for the twelve months ended December 31, 2000 (predecessor)

F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT AUDITOR’S REPORT

To the Management Board of

Messer Griesheim Holding AG

                We have audited the accompanying consolidated balance sheets of Messer Griesheim Holding AG (“Messer Holding”, “the Successor” or “the Company”) and its subsidiaries as of December 31, 2002 and 2001, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows of Messer Griesheim GmbH (“Messer Griesheim” or “the Predecessor”) and its subsidiaries for the four months ended April 30, 2001 and the twelve months ended December 31, 2000. The Successor and Predecessor consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Singapore Syngas Pte Ltd, a 50% owned equity method investee company of the Predecessor in the year ended December 31, 2000. The Predecessor’s equity in losses of Singapore Syngas Pte Ltd for the twelve months ended December 31, 2000 was €165.3 million (after giving effect to provisions and write-offs of the investment by the Predecessor of €61.2 million). The Singapore Syngas Pte Ltd financial statements as of December 31, 2000 and for the year then ended were audited by other auditors whose report has been provided to us, and our opinion, insofar as it relates to the amounts included for Singapore Syngas Pte Ltd, is based solely on the report of the other auditors.

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

                In our opinion, based on our audit and, with respect to the twelve months ended December 31, 2000, the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Successor and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, and the results of operations and cash flows of the Predecessor and its subsidiaries for the four months ended April 30, 2001 and the twelve months ended December 31, 2000, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

                The report of the other auditors on the financial statements of Singapore Syngas Pte Ltd as of and for the year ended December 31, 2000, includes an explanatory paragraph regarding substantial doubt about Singapore Syngas Pte Ltd’s ability to continue as a going concern. As disclosed in Note 18 to the Messer Griesheim Holding AG consolidated financial statements, the Predecessor had recorded losses of €165.3 million with respect to the Singapore Syngas Pte Ltd for the year ended December 31, 2000.

                International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000 and stockholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 40 to the accompanying consolidated financial statements.

Duesseldorf

March 27, 2003

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

MESSER GRIESHEIM HOLDING AG

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in € thousands, unless otherwise stated)

		Successor		Predecessor
	Note	Twelve months ended December 31, 2002	Eight months ended December 31, 2001 (1)	Four months ended April 30, 2001	Twelve months ended December 31, 2000
Net sales		1,525,996	1,046,588	574,463	1,695,923
Cost of sales		(748,783)	(528,416)	(293,414)	(844,534)
Gross profit		777,213	518,172	281,049	851,389
Distribution and selling costs		(476,502)	(342,184)	(177,182)	(568,942)
Research and development costs		(12,918)	(9,542)	(6,599)	(24,938)
General and administrative costs		(127,555)	(90,829)	(45,027)	(127,722)
Other operating income	7	25,665	10,658	10,242	38,010
Other operating expense	8	(40,396)	(23,526)	(11,133)	(21,723)
Impairment of intangible assets and property, plant and equipment	10	(1,543)	—	(2,356)	(128,592)
Restructuring and reorganization charges	11	(12,782)	(25,266)	(2,540)	(20,361)
Operating profit (loss)		131,182	37,483	46,454	(2,879)
Equity method investments expense, net	18	(12,621)	(15,213)	(5,106)	(207,952)
Other investment expense, net	9	(4,693)	(4,456)	(4,544)	(14,757)
Interest expense, net	12	(140,022)	(103,379)	(36,364)	(88,520)
Changes in fair value of investments in subsidiaries available for sale	13	(1,577)	(5,472)	—	—
Other financial income (expense), net		(16,261)	255	(6,990)	(4,959)
Non-operating expense		(175,174)	(128,265)	(53,004)	(316,188)
Loss from continuing operations		(43,992)	(90,782)	(6,550)	(319,067)
Loss from disposal of discontinuing operations	14	—	—	—	(17,120)
Loss before income taxes and minority interests		(43,992)	(90,782)	(6,550)	(336,187)
Income tax benefit (expense)	15	(34,759)	26,163	(4,813)	138,232
Loss before minority interests		(78,751)	(64,619)	(11,363)	(197,955)
Minority interests, net of income taxes	30	(11,120)	(4,912)	(2,135)	(7,610)
Net loss		(89,871)	(69,531)	(13,498)	(205,565)

(1)                                  Certain reclassifications have been made to conform to the current period classification (see Note 2 “Accounting Principles”).

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

CONSOLIDATED BALANCE SHEETS

(Amounts in € thousands, unless otherwise stated)

	Note	As of December 31, 2002	As of December 31, 2001(1)
Assets
Intangible assets	16	790,878	852,809
Property, plant and equipment	17	1,516,310	1,697,679
Equity method investments	18	13,200	19,186
Other investments and longterm loans	19,20	36,861	59,347
Deferred tax assets	15	3,734	4,546
Other long-term receivables, net and other assets		21,966	43,081
Non-current assets		2,382,949	2,676,648

Inventories	21	72,585	80,098
Trade accounts receivable, net	22	279,099	290,743
Investments in subsidiaries available for sale	13	18,078	42,183
Other receivables and other assets	23	50,879	71,796
Cash and cash equivalents	24	135,218	188,018
Current assets		555,859	672,838

Total assets		2,938,808	3,349,486

Stockholders’ equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(159,402)	(69,531)
Cumulative other comprehensive income		(72,291)	5,740

Stockholders’ equity	29	735,487	903,389

Minority interests	30	84,012	88,138

Provisions for pensions and similar obligations	25	169,287	166,356
Other provisions	26	68,529	39,127
Corporate debt, less current portion	27	1,327,120	1,540,312
Deferred tax liabilities	15	104,523	135,933
Other liabilities		23,723	25,353

Non-current liabilities		1,693,182	1,907,081

Other provisions	26	106,849	136,863
Corporate debt	27	48,298	40,927
Trade accounts payable		124,697	122,639
Miscellaneous liabilities	28	146,283	150,449
Current liabilities		426,127	450,878

Total stockholders’ equity and liabilities		2,938,808	3,349,486

(1)                                  Certain reclassifications have been made to conform to the current period classification (see Note 2 “Accounting Principles”).

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in € thousands, unless otherwise stated)

	Predecessor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Translation Reserve	Cumulative other comprehensive income	Total Stockholders’ equity
Balance as of December 31, 1999(1)	276,098	118,722	269,074	—	53,113	53,113	717,007
Capital contribution	—	39,664	—	—	—	—	39,664
Dividend payments	—	—	(143,673)	—	—	—	(143,673)
Net loss	—	—	(205,565)	—	—	—	(205,565)
Translation adjustment	—	—	—	—	31,091	31,091	31,091

Balance as of December 31, 2000	276,098	158,386	(80,164)	—	84,204	84,204	438,524
IAS 39 transition adjustment	—	—	335	—	—	—	335
Net loss	—	—	(13,498)	—	—	—	(13,498)
Translation adjustment	—	—	—	—	3,522	3,522	3,522

Balance as of April 30, 2001	276,098	158,386	(93,327)	—	87,726	87,726	428,883

	Successor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Translation Reserve	Cumulative other comprehensive income	Total Stockholders’ equity

Balance as of May 1, 2001	90	967,090	—	—	—	—	967,180
Change in fair value of derivatives	—	—	—	(9,199)	—	(9,199)	(9,199)
Net loss	—	—	(69,531)	—	—	—	(69,531)
Cumulative Translation adjustment	—	—	—	—	14,939	14,939	14,939

Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389
Change in fair value of derivatives	—	—	—	(7,744)	—	(7,744)	(7,744)
Net loss	—	—	(89,871)	—	—	—	(89,871)
Cumulative Translation adjustment	—	—	—	—	(70,287)	(70,287)	(70,287)

Balance as of December 31, 2002	90	967,090	(159,402)	(16,943)	(55,348)	(72,291)	735,487

(1)                                  These amounts have been converted using the official rate of €1.00 to DM 1.95583.

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

CONSOLIDATED CASH FLOW STATEMENTS

(Amounts in € thousands, unless otherwise stated)

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000
Loss before income taxes and minority interests	(43,992)	(90,782)	(6,550)	(336,187)
Income taxes (paid) refunded	(26,125)	(7,636)	6,964	4,315
Results of discontinuing operations	—	—	—	17,120
Depreciation, amortization and impairment of property, plant and equipment, and intangible assets	253,486	182,733	76,923	341,617
Changes in fair value of subsidiaries available for sale	1,577	5,472	—	—
Write-down of investments	1,647	2,688	—	15,545
Reversal of write-down of property, plant and equipment, and investments	—	—	—	(1,033)
Losses (gains) on disposals of property, plant and equipment and investments	(3,224)	—	7,186	(13,375)
Change in goodwill	1,733	—	—	—
Non-cash changes in equity method investments, net of dividends	20,630	19,293	(5,106)	65,063
Interest expense, net	140,022	103,379	36,364	88,520
Other financial (income) expenses, net	16,261	(255)	6,990	4,959
Changes in inventories	5,918	3,181	(10,474)	7,038
Changes in receivables and other assets	44,898	(33,287)	(25,464)	(27,443)
Changes in provisions	(35,319)	(47,129)	(68,752)	129,356
Changes in accounts payable and other liabilities	(7,092)	212	(26,991)	(38,648)
Other	—	—	—	4,165

Cash flow from (used in) operating activities	370,420	137,869	(8,910)	261,012

Purchases of property, plant and equipment, and intangible assets	(135,901)	(79,022)	(49,467)	(321,533)
Purchases of investments and loans to related parties	(3,858)	(6,255)	(35,429)	(81,757)
Investments in subsidiaries available for sale for extinguishment of debt	(5,978)	(169,986)	—	—
Proceeds from sales of property, plant and equipment, and intangible assets	18,450	30,890	68	34,090
Proceeds from sales of investments	40,469	120,117	13,746	27,489
Interest received	10,763	17,418	5,086	6,596

Cash flow from (used in) investing activities	(76,055)	(86,838)	(65,996)	(335,115)

Capital increases	—	—	66,962	1,752
Net (repayment of) proceeds from non-current corporate debt	(184,526)	616,077	118,656	205,670
Net (repayment of) proceeds from current corporate debt	908	(577,376)	133,407	(14,346)
Dividends paid to minority interest	(8,286)	(3,049)	(4,012)	(7,669)
Interest paid	(131,992)	(110,951)	(60,469)	(94,443)
Other financial income (expenses), net	(16,261)	255	(6,990)	(4,959)

Cash flow from (used in) financing activities	(340,157)	(75,044)	247,554	86,005

Cash flow from (used in) operating, investing and financing activities	(45,792)	(24,013)	172,648	11,902

Effect of exchange rate changes on cash and cash equivalents	(7,008)	270	3,522	1,216
Cash flow from (used in) discontinuing operations	—	—	—	(19,929)
Cash balances included in investments in subsidiaries available for sale	—	(14,812)	—	—

Changes in cash and cash equivalents	(52,800)	(38,555)	176,170	(6,811)

Cash and cash equivalents
at beginning of reporting period	188,018	226,573	50,403	57,214
at end of reporting period	135,218	188,018	226,573	50,403

Supplemental cash flow information:
Non-cash financing and investing activities (see notes 3 and 14)
Transfer of Cutting & Welding Division	—	—	—	37,912
Fair value of assets acquired in acquisitions, other than cash	—	2,732,025	—	—
Fair value of liabilities assumed in acquisitions	—	2,734,628	—	—
Increase in stockholders’ equity	—	967,180	—	—

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € thousands, unless otherwise stated)

1.             Background and basis of presentation

                Messer Griesheim Holding AG (“the Company” or “Successor”) is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare & high-purity gases), gas application processes and customer-site gas production systems. The Company’s primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. As of December 31, 2002 the sole owner of the shares of Messer Griesheim Holding AG is Messer Griesheim Group GmbH & Co. KGaA.

                The Company is a holding company, whose consolidated financial statements include the accounts of Messer Griesheim GmbH and all companies which it controls (collectively, “the Messer Group”, “Messer” or “the Group”).

                The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH (“Messer Griesheim” or “Predecessor”). As of December 31, 2000, the Successor had net assets aggregating €44.9, represented by current assets of €50.7 and current liabilities of €5.8. As discussed in Note 3 “Acquisition transactions”, the Predecessor was re-capitalized to effect the acquisition transactions which have been accounted for at fair value. Accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group’s financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in Notes 4 “Financing transactions” and 13 “Divestiture program”, respectively.

2.             Accounting Principles

                The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The Group applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee (SIC) effective as of December 31, 2002, 2001 and 2000, respectively.

Consolidation

                The complete list of Group ownership interests is provided in a joint listing and filed with the Commercial Register in Husum, Germany. Significant subsidiaries as of December 31, 2002 are as follows:

Name and Office of Subsidiary	Country of Incorporation or Residence	Ownership Percentage

Messer Griesheim GmbH (Frankfurt a.M.)	Germany	100%
Messer Griesheim Industries, Inc. (Malvern, Pennsylvania)	United States	100%
Messer France S.A. (Asnieres)	France	100%
Messer Hungarogáz Kft. (Budapest)	Hungary	100%
Messer U.K. Ltd. (Reigate)	United Kingdom	100%
Messer Austria GmbH (Gumpoldskirchen)	Austria	100%
Messer B.V. (Moerdijk)	Netherlands	100%
Messer Croatia Plin d.d. (Zapresic)	Croatia	99.96%
Messer Belgium N.V. (Machelen)	Belgium	99.41%
Messer Polska Spólka z.o.o. (Chorzów)	Poland	98.54%
Tehnogas AD (Beograd)	Serbia	60%

                The consolidated financial statements as of December 31, 2002 include the accounts of Messer Griesheim Holding AG and subsidiaries. The difference between the acquisition cost of a subsidiary and the book value at the time of the acquisition of the portion of the net equity acquired is allocated to the subsidiary’s assets and liabilities based on their respective fair values. Any remaining excess is capitalized as goodwill and amortized over its estimated useful life. Intercompany accounts and transactions are eliminated in consolidation.

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

                IAS 22 requires that the cost of an acquisition be allocated to the identifiable assets and liabilities as recognized by reference to their fair values at the date of the exchange transaction. The Company engaged the services of an outside specialist to determine the fair value and assist in allocating the purchase price, which was completed in March 2002. As a result, the December 31, 2001 financial statements reflect the finalization of all adjustments to assets acquired and liabilities assumed. The cost of acquisition may be adjusted pending resolution of certain contingencies (see Note 3 “Acquisition transaction”).

Investments in subsidiaries available for sale

                As described in Note 3 “Acquisition transactions”, a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intended to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

                As further described in Note 3 “Acquisition transactions”, the acquisition transaction was accounted for in a manner similar to a “purchase” business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

                The assets and operations included in the divestiture program include certain subsidiaries, and net assets comprising other operations. Management originally expected to substantially divest of these assets and operations by no later than the end of calendar year 2002. The subsidiaries and net assets included in the divestiture program have been accounted for in the following manner:

•                                            Subsidiaries expected to be sold within twelve months from the date of the acquisition transaction (i.e., by no later than April 30, 2002) are not consolidated, as control is intended to be temporary. The Group’s interests in such subsidiaries are classified as financial instruments and are reflected in the Group’s balance sheet at their estimated fair value in current assets, under the caption: “Investments in subsidiaries available for sale”. Current period changes in the estimated fair value of such subsidiaries resulting from operating results are reflected in the consolidated statements of operations under the caption: “Changes in fair value of subsidiaries available for sale”. As of December 31, 2002 the sale of the remaining subsidiaries in Indonesia and Peru has not yet been consummated (see also Note 38 “Subsequent Events”).

•                                            Subsidiaries originally expected to be sold subsequent to April 30, 2002, as well as the net assets of other operations held for sale, are consolidated until sold.

Intangible assets

                The excess of the Group’s cost of acquired businesses over the fair value of the assets acquired and liabilities assumed (goodwill) resulting from the acquisition transactions is capitalized and amortized on a straight-line basis over an estimated useful life of 20 years. In determining the economic useful life of goodwill, the Group considers the stability of the acquired company’s markets and the strength of the acquired company’s market position. Amortization of goodwill is included in “other operating expense”.

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

                Depreciation of property, plant and equipment is based on a straight-line basis over the assets useful lives as follows:

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

Equity method investments

                Investments in companies in which the group exercises significant influence or joint control, are accounted for using the equity method (equity method investments or investments at equity). The excess of cost of an investment over the Group’s share of the investee’s net assets at the acquisition date (basis difference) is being amortized on a straight-line basis over periods of 5 to 10 years. The Group’s proportionate share of the results from its equity method investments, including amortization of any associated basis difference, is included in “equity method investments expense”. Equity method investments are adjusted for any decrease in value that is deemed to be other than temporary. The amount of impairment is limited to the investment basis and any funding commitments.

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

Impairment of long-lived assets

                In the event facts and circumstances indicate that the Group’s long-lived assets, including property, plant and equipment and intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the recoverable amount of the asset is compared to the asset’s carrying amount to determine whether a write-down to the recoverable amount is required. The recoverable amount is defined as the higher of the asset’s net selling price or value in use. Value in use is based on the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The original values of current and non-current assets, except for goodwill, are reinstated when the reasons for write-down no longer exist.

Provisions for pensions and similar obligations

                The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested.

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

Other provisions

                Other provisions are recognized when it is probable that an obligation has been incurred and a reasonable estimate of the amount can be made.

Trade accounts payable and other liabilities

                Trade accounts payable and other liabilities are carried at the expected settlement amount.

Derivative financial instruments

                The Group’s activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge interest rate and foreign exchange risks.

                Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Management Board. Group Treasury identifies, evaluates and hedges financial risks. The policies contain written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and use of derivative financial instruments and investing excess liquidity.

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

                The Group’s income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group borrows at variable rates and uses interest rate swaps as cash flow hedges of future interest payments, which have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

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

                Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations.

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

Deferred income taxes

                Deferred income taxes are recorded for temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their associated tax bases, as well as for operating loss and tax credit carry forwards. Deferred taxes are based on the currently enacted tax rates. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Stock-Based Compensation

                As described in Note 37 “Stock purchase and option plan”, and in the absence of a specific standard for the measurement of compensation expenses under IFRS, the Company has elected to measure compensation costs by using the intrinsic value approach, pursuant to which compensation cost is equal to the difference between the market value of the share under option and the exercise price at the measurement date. The measurement date is the first date on which both the exercise price and the number of shares under option become fixed. This method of measurement is consistent with Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees”. In accordance with the requirements of SFAS No. 123 “Accounting for Stock Based Compensation” the pro forma disclosures relating to net income as if SFAS No. 123 had been used to measure compensation costs are presented when appropriate.

Revenue recognition

a              Bulk supply sales

                Bulk supplies are stored in tanks, which the Group owns and leases to the customer on the customers’ premises. The Group delivers gases to customers by tanker trucks, tube trailers or rail cars, from which it transfers the gases to the leased tanks. The agreements used in the bulk supply business in Germany typically have a term of two to three years. Bulk-supply contracts in the United States typically have a five to seven year term. Revenue is recognized on bulk supply sales when the gases are delivered to the tanks. Income from rental of tanks is recognized on a straight line basis over the terms of the rental agreements.

b              Cylinder sales

                Customers requiring small volumes of gases (including most specialty gases) are supplied products in cylinders which the Group typically owns and rents to the customer. Cylinder gases are generally sold by purchase orders or by contracts with terms ranging between one to two years in Europe and three to five years in the United States. Revenue is recognized on the gas sale when delivery occurs. Income on the rental of cylinder is recognized on a straight line basis over the terms of the rental agreements.

c              On-site sales and pipeline sales

                Customers that require large volumes of industrial gases (typically oxygen, nitrogen, hydrogen and carbon monoxide) and that have a relatively constant demand are typically supplied by plants built adjacent to or on these customers’ facilities. The Messer Group owns and maintains these plants. The product supply contracts typically have terms of 10 to 15 years, and contain minimum take or pay purchase requirements and price escalation provisions under the terms of the contract. Revenue is recognized when delivery has taken place. Where the customer does not take delivery of the minimum purchase requirements, the Group records the additional revenue up to the contractual minimum on a periodic basis. Contractual sales made through pipelines typically have similar terms and accounting treatment.

Distribution and selling costs

                Distribution and selling costs include all expenses which are related to the sale and marketing of a product. This mainly includes expenses for the sales department, representatives’ commissions, packaging and delivery, freight, transportation insurance, insurance coverage for receivables, securing of foreign currency receivables, bank fees for exporting, advertising (related to the product), technical customer consulting, samples and exhibitions.

Reclassifications

                Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification.

a.              Consolidated statements of operations

                In 2002, the Successor  included the depreciation for tanks and cylinders representing packaging costs in distribution and selling costs. In the consolidated statement of operations for the eight months ended December 31, 2001, these costs were treated as an expense in cost of sales of the Successor. This change in classification resulted in a decrease  amounting to €36,500 in  cost of sales and a corresponding increase in distribution and selling costs for the eight months ended December 31, 2001, respectively. Additionally, during 2002, the allocation of overhead costs for the bulk centers was changed from distribution and selling costs to general and administrative costs for the twelve months ended 2002. To conform with the current period, €8,161 were reclassified from the distribution and selling costs to general and administrative costs for the eight months ended December 31, 2001.

                The following table gives the reclassifications made to the consolidated statements of operations for the eight months ended December 31, 2001, as it relates to the successor’s consolidated financial statements:

	As Reported in 2001	Reclassifications	As Reported in 2002

Net sales	1,046,588	—	1,046,588
Cost of sales	(564,916)	36,500	(528,416)
Gross profit	481,672	36,500	518,172
Distribution and selling costs	(313,845)	(28,339)	(342,184)
Research and development costs	(9,542)	—	(9,542)
General and administration costs	(82,668)	(8,161)	(90,829)
Other operating income	10,658	—	10,658
Other operating expense	(23,526)	—	(23,526)
Restructuring and reorganization charges	(25,266)	—	(25,266)
Operating profit	37,483	—	37,483

b.              Consolidated balance sheet

                In 2002, liabilities representing  the fair value  of derivative financial instruments were classified as miscellaneous liabilities. To conform the balance sheet presentation as of December 31, 2001, with the presentation as at December 31, 2002, an amount of €14,217 was reclassified from other non-current provisions to miscellaneous liabilities. Additionally, accruals for outstanding invoices and employee related accruals in 2002 were classified as trade accounts payable and miscellaneous liabilities, respectively, resulting in a reclassification of €22,352 from other provisions to trade accounts payable (€4,295) and miscellaneous liabilities (€18,057) to conform the balance sheet presentation as of December 31, 2001 with the presentation as of December 31, 2002.

                The following table presents the reclassifications made to the consolidated balance sheet as of December 31, 2001:

	As Reported in 2001	Reclassifications	As Reported in 2002

Provisions for pensions and similar obligations	166,356	—	166,356
Other provisions	53,344	(14,217)	39,127
Corporate debt, less current portion	1,540,312	—	1,540,312
Deferred tax liabilities	135,933	—	135,933
Other long term liabilities	25,353	—	25,353
Non-current liabilities	1,921,298	(14,217)	1,907,081

Other provision	159,215	(22,352)	136,863
Corporate debt	40,927	—	40,927
Trade accounts payable	118,344	4,295	122,639
Miscellaneous liabilities	118,175	32,274	150,449
Current liabilities	436,661	14,217	450,878

Total liabilities	2,357,959	—	2,357,959

Use of estimates

                The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Principal estimates required to be made in preparing its financial statements include those related to the purchase price allocation, the investment in subsidiaries available for sale, the valuation allowances on deferred tax assets and the pension provision. Other estimates are used in the computation of potential impairment on long lived assets, the allowance for bad debt and the inventory valuation. Actual results could differ from those estimates.

Risks and uncertainties

                The Group’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Group’s future operating results and cause actual results to vary materially from historical results include but are not limited to the following items.

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

                Energy is the single most significant production cost for the Group. Although the Group often can pass through a portion of these energy costs to their customers, increases in energy costs can reduce the Group’s profitability significantly.

                The Group operates globally, making it subject to risks related to the differing political, social and economic conditions of the various countries in which it conducts its operations. The majority of the Group’s revenues are derived in Germany, the rest of Europe and the United States of America, which makes the Group sensitive to market or economic conditions in these geographic areas.

New IAS accounting standards

                The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group’s financial position or results of operations.

                In 1998 the IASC issued IAS 39 “Financial Instruments: Recognition and Measurement”. The standard significantly increases the use of fair values in accounting for financial instruments and establishes specific criteria relating to hedge accounting. IAS 39 has been adopted on January 1, 2001. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, which is net of deferred taxes totaling €223, reported in other comprehensive income.

                In 2000 the IASC issued IAS 40 “Investment Property”. IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 “Accounting for Investments”. Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

                In 2000 the IASC revised IAS 19 “Employee Benefits”. IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements. The standard prescribes the accounting and disclosure by employers for employee benefits, post employment benefits, other long term employee benefits, termination benefits and equity compensation benefits.

Currency translation

                For Group companies, the functional currency is their local currency. The financial statements of Group companies located outside the European Monetary Union are translated into Euro. Assets and liabilities of these companies are translated into Euro at the closing exchange rate on the balance sheet date. The items in the income statement are translated into Euro using average annual exchange rates. Differences resulting from movements in exchange rates are included as a separate component of stockholders’ equity.

                Foreign currency gains and losses from trade receivables and trade payables denominated in a currency other than the reporting currency are included in “other operating income” or “other operating expense.”

                The Group has a subsidiary operating in Serbia that is considered hyperinflationary. The Group applies the principles of IAS 29 “Financial Reporting in Hyperinflationary Economies”, to the entities it considers affected by such economies. As such, the local currency financial statements in 2002, 2001 and 2000 of the entity operating in Serbia have been restated using the consumer price indices to current values at the balance sheet date prior to translation into the Group’s reporting currency.

                Currencies, which are of particular importance to the Group, that have experienced exchange-rate fluctuations are shown below:

	Exchange rate applicable on the balance sheet date		Average exchange rate
Selected currencies	December 31, 2002	December 31, 2001	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

1 U.S. Dollar : Euro	0.96	1.13	1.05	1.13	1.10	1.08
1 Pound Sterling : Euro	1.54	1.64	1.59	1.63	1.59	1.64
100 Hungarian Forint : Euro	0.42	0.41	0.41	0.40	0.38	0.38
100 Yugoslavian Dinar : Euro.	1.61	1.70	1.66	1.66	1.70	2.62

3.             Acquisition transactions

                On December 31, 2000, Aventis S.A. (parent company to Hoechst AG (“Hoechst”)) entered into an agreement with Allianz Capital Partners GmbH (“ACP”) and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the “GS Funds”), regarding the purchase of Hoechst’s shares in Messer Griesheim. The transaction was consummated on April 30, 2001.

                In order to facilitate the purchase of Hoechst’s shares in Messer Griesheim by ACP and the GS Funds, Hoechst transferred its 66 2/3% share interest in Messer Griesheim to the Company on April 30, 2001. In addition, on the same date Messer Industrie GmbH (“MIG”) transferred its 33 1/3% equity interest in Messer Griesheim to the Company for nominal cash and a 33 1/3% equity interest in the Company. As explained in the following paragraph, the Company was then immediately acquired by Messer Griesheim Group GmbH & Co. KGaA.

                ACP and the GS funds formed a new company, Messer Griesheim Group GmbH & Co. KGaA. On April 30, 2001, through Messer Griesheim Group GmbH & Co. KGaA, ACP and the GS Funds acquired Hoechst’s share of the Company for €618 million, payable in cash €388 million and deferred notes €230 million. The €230 million note is due from Messer Griesheim Group GmbH & Co. KGaA on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds (€300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH & Co. KGaA upon the occurrence of certain events at a nominal conversion price. In addition, MIG transferred its share in the Company for a 32.67% share in Messer Griesheim Group GmbH & Co. KGaA and cash of €33.2 million. MIG is also entitled to receive additional cash consideration of up to €35.8 million upon the occurrence of certain events. As a result of the foregoing transactions, the Company was 100% owned by Messer Griesheim Group GmbH & Co. KGaA, which in turn was owned by ACP (33.665%), the GS Funds (collectively 33.665%) and Messer Industrie GmbH (32.67%) at April 30, 2001.

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

                As part of the business combination agreement, Hoechst and Messer Griesheim Group GmbH & Co. KGaA received a “call” option and a “counter-call” option, respectively, on 66 2/3% of the shares of the Company. During January 2002, a subsidiary of Hoechst (“DIOGENES 20. Vermögensverwaltung GmbH”) exercised its “call” option to acquire the 66 2/3% of the Company for a promissory note in the amount equal to the purchase price paid by Messer Griesheim Group GmbH & Co. KGaA for its interest in the Company. Messer Griesheim Group GmbH & Co. KGaA subsequently exercised its “counter-call” option to acquire the Hoechst subsidiary (and re-acquire indirectly the shares of the Company) for a nominal amount. The “call” and “counter-call” provisions were included as part of the business combination agreement to meet German tax planning requirements of Hoechst. In October 2002, DIOGENES 20. Vermögensverwaltungs GmbH was merged into Messer Griesheim Group.

4.             Financing transactions

Refinancing transactions

                Pursuant to the debt covenants, a substantial portion of Messer Griesheim’s existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see Note 3 “Acquisition transactions”). As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

                The amounts borrowed under the “senior facilities agreement” €1,160 million and under the mezzanine bridge facility (€400 million) were used to repay Messer Griesheim’s existing debt obligations of €1,303 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating €19.1 million have been reflected as part of the purchase accounting adjustments. No part of the existing debt or the refinanced debt was used to finance the acquisition transactions. Refinancing costs of €90.0 million were capitalized, and are being amortized over the period of maturities of the borrowings using the effective interest rate method.

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

                During the twelve months ended December 31, 2002, Messer Griesheim repurchased nominal €56.3 million Senior Notes for an average price of 102.9%. The repurchased Senior Notes have been deducted from the outstanding amount of €550 million. In connection with the repurchase, unamortized financing costs of €4.0 million, fees and tender premium of €2.2 million were expensed and are classified as other financial expense for the twelve month ended December 31, 2002 (see Note 36 “Related parties”).

                The aggregate facilities, outstanding amounts borrowed as of December 31, 2002 and the maturity profile is given below:

Description	Interest rate		Available amount		Amounts outstanding	Maturity date(7)
			(in € millions)		(in € millions)

€300 Million Senior Term A facility(4)(5)(6)	5.35%	(2)	237.1	(1)	237.1	April 20, 2008
€170 Million Senior Term B facility(4)	6.15%	(2)	167.6		167.6	April 30, 2009
$124 Million Senior Term B facility(4)	4.58%	(2)	117.9	(1)	117.9	April 30, 2009
€115 Million Senior Term C facility(4)	6.65%	(2)	52.4		52.4	April 30, 2010
$162 Million Senior Term C facility(4)(6)	4.99%	(2)	154.7	(1)	154.7	April 30, 2010
€260 Million Senior Revolving facility I	—		260.0		—	March 31, 2008
€50 Million Senior Revolving facility II	—		34.0	(3)	—	March 31, 2008
Senior Notes	10.375%		550.0		493.7	June 1, 2011
Other existing debt(6)	5.65%		215.5		215.5
					1,438.9
Unamortized debt issuance costs					(63.5)

Total			1,789.2		1,375.4

(1)              U.S. Dollar (US-$) amounts under the facility have been converted into EURO at the rate of €1 = US-$ 1.0415, British Pound (GBP) amounts at the rate of €1 = GBP 0.6502, the exchange rates at December 31, 2002.

(2)              Variable interest rates as of December 31, 2002.

(3)              €16.0 million drawn as trade and commercial guarantees.

(4)              The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5)              Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6)              Interest rate is a weighted rate.

(7)              The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans (see further information regarding long-term debt, including a schedule of maturities, in Note 27 “Corporate debt”).

Interest expense and interest swap agreements

                Interest expense for the twelve months ended December 31, 2002, the eight month ended December 31, 2001, the four month ended April 30, 2001 and the twelve months ended December 31, 2000 was €150.8 million, €120.8 million, €41.5 million, and €96.1 million, respectively. Interest expense for the twelve month ended December 31, 2002 and the eight month ended December 31, 2001 included amortization of capitalized debt issuance costs of €18.9 million and €7.6 million, respectively.

                The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately, €638.7 million and €812.4 million of the Group’s outstanding indebtedness was designated as hedged by interest rate swap agreements as of December 31, 2002 and 2001, respectively. Due to the refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75% of the Group’s total debt is hedged. Had the Company not entered into interest swap agreements, the interest expense would have been reduced by €13,339 and €3,266 for the twelve month ended December 31, 2002 and the eight month ended December 31, 2001, respectively.

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

                Additionally, in connection with the refinancing program, Messer Griesheim Holding AG has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Griesheim Holding AG has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company’s shares of Messer Griesheim, the Company will release its claims against Messer Griesheim for payment of the inter-company loan. If the Company is ever required to release its claims for repayment of the inter-company loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the inter-company loan is effectively subordinated to all existing and future debt of Messer Griesheim’s subsidiaries.

5.             Divestment of Cuban subsidiaries

                As a precondition to the consummation of the acquisition transaction, on April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder by an unsecured note in the principal amount of US$5.8 (€5.6) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre tax loss of €5.6 million, which has been reflected in the statement of operations for the period ended April 30, 2001.

6.             Segment information

                Messer Group reports its segment information in accordance with IAS 14 “Segment reporting” and complies with the provisions of the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) 131 “Disclosures about Segments of an Enterprise and Related Information”.

                Messer Group operates its business as a single business - the production, supply and distribution of industrial gases. The Group’s segment reporting follows the management structure and internal management reporting system of the Messer Group. Based upon the characteristics of the industrial gas market, Messer’s business operations are separated into geographic regions. The geographic regions and principal countries included in each segment are as follows:

Geographic Regions	Countries
Germany	Germany
Western Europe	France, Switzerland, Netherlands, Spain, Belgium, Italy and Great Britain
Eastern Europe	Austria, Slovakia, Czech Republic, Hungary, Slovenia, Croatia, Poland, Finland, Bulgaria, Serbia, Bosnia-Herzegovina, and Greece
North America	United States of America and Canada
Other	China, Guatemala and El Salvador,

                Each of these geographic regions has a segment manager reporting directly to the Chief Executive Officer who effectively serves as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using sales and operating profits.

                The accounting policies of segments are the same as those described in the summary of significant accounting policies included in the Group’s annual consolidated financial statements. Performance of the segments is evaluated on net sales and operating profit before income taxes.

                The following tables present selected segment data for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, four months ended April 30, 2001 and the twelve months ended December 31, 2000:

Statement of operations segment disclosures

Successor

Twelve months ended December 31, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	718,952	283,051	239,820	338,593	56,792	12,068	1,649,276
Inter-segment sales	69,384	21,565	20,991	1,615	490	9,235	123,280
Net sales	649,568	261,486	218,829	336,978	56,302	2,833	1,525,996
Operating profit (loss)	110,744	8,237	33,539	22,905	7,633	(51,876)	131,182
Depreciation and amortization of intangibles and property, plant and equipment	85,402	46,824	35,565	70,170	8,738	6,787	253,486
Thereof impairment losses	—	1.251	—	—	292	—	1.543
Interest income	403	509	3,737	800	291	5,023	10,763
Interest expense	2,383	1,368	836	22,776	1,869	121,553	150,785
Equity method investments income (expense), net	2,109	—	(68)	(20,564)	5.902	—	(12,621)
Income tax benefit (expense)	(50,173)	(205)	(6,402)	(4,321)	(580)	26,922	(34,759)

*                                         includes Latin America and Asia

Eight months ended December 31, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others*	Reconciliation/ Corporate	Total
Total sales	472,694	189,817	153,483	259,511	39,433	5,252	1,120,190
Inter-segment sales	45,841	13,313	10,096	717	284	3,351	73,602
Net sales	426,853	176,504	143,387	258,794	39,149	1,901	1,046,588
Operating profit (loss)	38,234	7,652	15,336	(894)	5,676	(28,521)	37,483
Depreciation and amortization of intangibles and property, plant and equipment	66,413	28,422	21,427	59,413	6,759	299	182,733
Interest income	89	196	2,622	1,823	431	12,257	17,418
Interest expense	17,997	1,878	1,813	22,364	2,010	74,735	120,797
Equity method investments income (expense), net	2,231	—	—	(1,244)	(16,200)	—	(15,213)
Income tax benefit (expense)	(22,482)	(2,981)	(4,042)	9,538	(438)	46,568	26,163

*              includes Latin America and Asia

Predecessor

Four months ended April 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Total sales	241,280	91,423	74,802	131,785	26,395	35,707	2,003	603,395
Inter-segment sales	16,173	5,813	4,357	125	1,279	275	910	28,932

Net sales	225,107	85,610	70,445	131,660	25,116	35,432	1,093	574,463

Operating (loss) profit	50,314	5,871	9,197	7,446	(4,258)	(814)	(21,302)	46,454
Depreciation, amortization and impairment of intangibles and property, plant and equipment	16,072	11,119	9,858	22,729	10,122	4,214	2,809	76,923
Thereof impairment losses	2,356	—	—	—	—	—	—	2,356
Interest income	—	75	959	384	245	368	3,055	5,086
Interest expense	2,558	1,781	1,691	6,891	2,041	3,476	23,012	41,450
Share of loss in equity investments	—	—	—	—	(1,966)	(3,140)	—	(5,106)
Income tax benefit (expense)	(29,398)	(1,229)	(1,807)	3,756	544	(3,144)	26,465	(4,813)

Twelve months ended December 31, 2000 Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Total sales	788,314	278,529	213,432	414,743	80,997	92,662	—	1,868,677
Inter-segment sales	116,566	16,043	15,294	20,407	3,148	1,296	—	172,754

Net sales	671,748	262,486	198,138	394,336	77,849	91,366	—	1,695,923

Operating (loss) profit	103,108	19,799	25,656	(7,490)	(65,900)	(17,791)	(60,261)	(2,879)
Depreciation, amortization and impairment of intangibles and property plant and equipment	73,819	33,704	29,944	99,775	68,381	35,994	—	341,617
Thereof impairment losses	23,150	—	3,469	31,645	48,241	22,087	—	128,592
Interest income	(1,859)	461	2,689	2,104	766	718	2,732	7,611
Interest expense	2,816	5,290	4,226	27,885	16,310	3,534	36,070	96,131
Share of profit (loss) in equity investments	1,797	—	3,716	—	(6,372)	(207,093)	—	(207,952)
Income tax benefit (expense)	179,845	(7,557)	(6,739)	17,069	(487)	(913)	(42,986)	138,232

Balance sheet segment disclosures

Successor

December 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others(*)	Reconciliation/ Corporate	Total

Operating assets	940,599	426,836	407,728	617,571	103,405	209,182	2,705,321
Operating liabilities	157,574	62,272	39,976	45,755	11,115	196,153	512,845
Capital expenditures	35,864	23,794	29,028	37,531	8,827	857	135,901
Equity method investments	256	—	2,732	—	10,212	—	13,200

*                                         includes Latin America and Asia.

December 31, 2001

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others(*)	Reconciliation/ Corporate	Total

Operating assets	1,101,224	437,976	393,116	785,652	122,540	143,327	2,983,835
Operating liabilities	175,451	64,805	40,651	61,707	12,236	168,054	522,904
Capital expenditures	30,006	16,527	13,271	14,993	4,100	125	79,022
Equity method investments	256	—	200	6,453	12,277	—	19,186

*      includes Latin America and Asia.

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

                The United States of America is the only country, other than Germany, with sales greater than 10% of the Group’s consolidated net sales. Selected information relating solely to the United States of America is presented in the table below:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Net sales	327,858	243,922	121,335	360,715
Operating profit (loss)	25,010	(1,136)	7,118	(9,070)
Capital expenditures	37,354	14,307	7,043	51,262
Operating assets	620,397	771,102	701,720	670,413

                The reconciliation of segment operating assets and liabilities to the consolidated total assets and liabilities at the end of each year is as follows:

	December 31, 2002	December 31, 2001
Assets
Segment operating assets for total reportable business segments	2,496,139	2,840,508
Items excluded from segment assets	233,487	365,651
Other corporate assets	209,182	143,327

Total	2,938,808	3,349,486

Liabilities
Segment operating liabilities for total reportable business segments	316,692	354,850
Items excluded from segment liabilities	1,606,464	1,835,055
Other corporate liabilities	196,153	168,054

Total	2,119,309	2,357,959

                The reconciliation of segment operating profit to the consolidated net loss for each year is as follows:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Segment operating profit for total reportable business segments	183,058	66,004	67,756	57,382
Items excluded from segment operating profit	(221,053)	(107,014)	(59,952)	(202,686)
Other corporate expense	(51,876)	(28,521)	(21,302)	(60,261)

Total	(89,871)	(69,531)	(13,498)	(205,565)

7.             Other operating income

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Gains on disposal of intangible assets and property, plant and equipment	2,829	—	1,196	14,362
Legal settlement with foreign government	—	—	—	6,240
Release of provisions	7,977	—	105	3,265
Rental income	2,374	2,271	413	2,637
Appreciation of property, plant and equipment	—	—	—	1,026
Foreign currency exchange gains	2,202	752	783	783
Recovery of accounts receivable written-off	—	—	617	519
Insurance claims	456	155	101	355
Revaluation due to inflation accounting	513	952	67	—
Miscellaneous	9,314	6,528	6,960	8,823
Total	25,665	10,658	10,242	38,010

                Gains on the disposal of intangible assets and property, plant and equipment in 2000 resulted primarily from the sale of land in Germany totaling €9,189 and the sale of property, plant and equipment not used in business operations within the rest of the Group.

8.             Other operating expense

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Amortization of goodwill	28,697	19,484	5,978	9,322
Foreign currency exchange losses	4,052	701	66	488
Losses on disposal of intangible assets and property, plant and equipment	2,488	—	—	3,106
Change in goodwill	1,733	—	—	—
Devaluations due to inflation accounting	—	—	514	4,005
Product liabilities	—	—	—	865
Miscellaneous	3,426	3,341	4,575	3,937
Total	40,396	23,526	11,133	21,723

9.             Other investment income (expense), net

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Income from other investments	1,552	427	644	1,103
Gain on disposal of other investments	3,033	—	—	2,349
Release of provisions	2,270	—	—	—
Other income from investments and long-term loans	233	47	—	407

Investment income	7,088	474	644	3,859

Write-off of other investments	(1,647)	(2,688)	—	(15,545)
Losses on disposal of other investments	(150)	—	(5,104)	(229)
Other expenses from investments and long-term loans	(9,984)	(2,242)	(84)	(2,842)

Investment expense	(11,781)	(4,930)	(5,188)	(18,616)

Investment income (expense), net	(4,693)	(4,456)	(4,544)	(14,757)

                Other expense from investments and long-term loans in 2002 resulted mainly from provisions for the at equity method investments €3,786 and Vietnam €1,000 and additional provisions for our divestiture program €3,142.

10.          Impairment of intangible assets and property, plant and equipment

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Goodwill and other intangible assets (see Note 16)	—	—	2,356	11,842
Property, plant and equipment	1,543	—	—	116,750

Impairment of intangible assets and property, plant and equipment	1,543	—	2,356	128,592

                During the twelve months ended December 31, 2002, impairment charges amounting to €1,251 and €292 related to plants in Spain and in China respectively, were recorded.

                During the twelve months ended December 31, 2000, the Group recorded impairment charges relating to property, plant and equipment aggregating €116,750, included in additions to depreciation of property, plant and equipment, as follows:

•                                            €89,402 relating to values of filling stations and on-site plants located in Germany, the United States, Brazil, Singapore, Mexico, Peru and Argentina. Discounted future cash flows of these plants indicated that impairment had occurred.

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

11.          Restructuring and reorganization charges

                During 2000, and as a direct result of the anticipated changes in the Group’s ownership, the Group has realigned itself and was planning to exit from the Asian, African and Latin American markets. The Group has recognized restructuring and reorganization costs in connection with this realignment, as summarized below:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Severance costs	4,630	16,231	2,540	16,868
Other	8,152	9,035	—	3,493

Total	12,782	25,266	2,540	20,361

                The Group recorded total charges of €12,782 during the twelve months ended December 31, 2002. These charges relate to severance costs €4,630 and other restructuring and reorganization charges €8,152. Severance costs consist mainly of compensation for employees in the U.K. and Germany. Other restructuring and reorganization charges relate to cost incurred in connection with the divestiture program.

                Additional restructuring and reorganization charges amounted to €25,266 in the eight months ended December 31, 2001. These additional restructuring charges related to severance costs €16,231 and other restructuring and reorganization charges €9,035. Severance costs consist of compensation for employees in Serbia, Belgium, Austria, Germany, France, United Kingdom, Croatia, Canada and subsidiaries in Central America. Other restructuring and reorganization charges relate to various projects of reorganization within treasury and logistics as well as to relocation costs and rentals for non-used locations related to the divestiture program.

                In May 2001, the Company finalized the terms of the restructuring plan and recognized an additional restructuring provisions aggregating to €13,562 as part of the purchase price allocation which meets the criteria of IAS 22 “Business Combinations”.

                As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of Messer Griesheim, based in Europe, for involuntarily termination of their employment. The Group had announced the main features of the plan prior to May 1, 2001 to its employees.

                Prior to the acquisition transaction in 2001, the Group recorded restructuring charges totaling €2,540 related primarily to severance payments made to the Group’s corporate functions, in addition to the U.S., U.K. and Serbian operations.

                In 2000, severance costs include payments to former executive employees associated with the Asian and Latin American operations who were released in connection with the Group’s planned exit from these markets, and payments to executives upon termination of the Group’s long-term incentive plan. These costs were recorded in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

12.          Interest expense, net

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000
Interest income	10,763	17,418	5,086	7,611
Interest expense	(131,878)	(113,236)	(42,044)	(100,475)
Capitalized finance costs related to the construction of fixed assets	—	—	594	4,344
Amortization of deferred financing fees	(18,907)	(7,561)	—	—

Interest expense, net	(140,022)	(103,379)	(36,364)	(88,520)

                Financing fees relate to the refinancing of the Group as described in Note 4 “Financing transactions”. The recorded amount of €18,907 and €7,561 for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 respectively, consists of the amortization of capitalized consulting fees and capitalized placement fees for the Senior Notes and Senior facilities agreement. During 2002 unamortized financing costs of €8,392 were expensed in connection with the repurchase of senior notes, voluntary and mandatory early repayments of senior facilities. Interest expense for the twelve months ended December 31, 2002 and eight months ended December 31, 2001, includes effects from interest rate swap agreements of €13,339 and €3,266 respectively.

13.          Divestiture program

Investments in subsidiaries available for sale

                As of December 31, 2002 and 2001, the Group has determined the fair value of the investments in subsidiaries available for sale to be approximately €18,078 and €42,183 respectively. This amount is comprised of the following:

	December 31, 2002	December 31, 2001

Net assets of investments in subsidiaries available for sale	14,559	41,623
Advances to subsidiaries (net of impairment)	3,519	7,760
Provision for obligations	—	(7,200)

Total	18,078	42,183

                Set forth below is summarized financial information relating to the net assets of the subsidiaries which are classified as “investments in subsidiaries available for sale” as of December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001

Current assets	14,226	42,960
Non-current assets	20,685	220,607

Total assets	34,911	263,567

Current liabilities	6,562	90,486
Non-current liabilities	13,790	131,458

Total liabilities	20,352	221,944

Total net assets	14,559	41,623

                In connection with the funding of the working capital of non-consolidated subsidiaries available for sale, Messer Griesheim has entered into credit agreements with several of its subsidiaries, with a total of €3,519 and €7,760 outstanding as of December 31, 2002 and December 31, 2001, respectively. The interest rate on these credit agreements is 7.67% and 5.77%, respectively. In addition to the credit agreements provided to several subsidiaries for working capital, Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary debt as part of the divestiture program.

During the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, pursuant to its divestiture program, the group completed the following disposals of its business activities:

Divestiture of Messer Gases S.A. in Venezuela

                In February, 2002 the Group sold all of the outstanding shares of Messer Gases S.A. in Venezuela to Lecont AG. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of Nitrogen services business in the U.K.

                In March 2002 the Group sold all assets as well as the existing customer contracts and contacts of the Nitrogen service business in the U.K. to Weatherford U.K. Ltd. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Egypt

                In April 2002 the Group sold all shares of Messer Egypt S.A.E, Messer Gases Suez S.A.E and Messer Gases Dekheila S.A.E in Egypt to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Trinidad & Tobago

                In May 2002 the Group sold all shares of Messer Trinidad & Tobago Ltd. and Neal and Massy Gas Products, Ltd. in Trinidad & Tobago to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of Canada

                During August 2002 the company sold the assets of Messer Griesheim Industries of Canada Inc., Canada to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

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

Change in fair value of investments in subsidiaries available for sale

                During the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000 changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of €1,577, €5,472, €0 and €0 respectively, which has been reflected as “changes in fair value of subsidiaries available for sale” in the consolidated statement of operations.

Other subsidiaries included in the divestiture program

                The Group continues to consolidate in its financial statements the subsidiaries included in the divestiture program which were originally expected to be sold subsequent to April 30, 2002 (see Note 40 “Reconciliation to U.S. GAAP” for a discussion of SFAS 144). These operations are reflected in the “Others” segment in the Successor’s financial statements. Summarized condensed financial information related to these subsidiaries and net assets at December 31, 2002 and 2001 are set forth below:

	December 31, 2002	December 31, 2001

Balance Sheet
Current assets of other operations held for sale	28,208	38,091
Non-current asset of other operations held for sale	87,423	100,686

Total assets	115,631	138,777

Current liabilities of other operations held for sale	15,329	13,221
Non-current liabilities of other operations held for sale	18,523	30,946

Total liabilities	33,852	44,167

Results of operations, included in consolidated totals:

	Twelve months ended December 31, 2002	Eight months ended December 31, 2001

Net sales	56,302	39,149
Cost of sales	(33,598)	(22,716)
Other expenses (net)	(16,449)	(13,048)
Income tax expense	(580)	(438)

Net income	5,675	2,947

Cash flows, included in consolidated totals:

	Twelve months ended December 31, 2002	Eight months ended December 31, 2001

Operating activities	14,415	11,713
Investing activities	(6,640)	(4,228)
Financing activities	(10,374)	(11,292)

Total	(2,599)	(3,807)

                Results of operations for all subsidiaries and net assets included in the divestiture program for all periods prior to the acquisition transactions are included in the consolidated totals in the Company’s consolidated financial statements. Summarized condensed results of operations related to such subsidiaries and net assets are set forth below:

	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Net sales	84,793	407,692
Cost of sales	(64,541)	(273,372)
Losses of investments accounted for under the equity method of accounting	(499)	(2,283)
Other expenses (net)	(36,826)	(251,464)
Income tax income (expense)	(438)	12,779

Net loss	(17,511)	(106,648)

14.          Results from discontinuing operations

                In 1999, the Company announced a plan to dispose of the Group’s cutting and welding division (“C&W”). C&W manufactures products used for steel and aluminium materials in oxy-fuel and laser technology, and did not represent a core business area for the Group. In connection with this plan, on December 30, 1999, the Group entered into an agreement with MIG, the Group’s minority shareholder, to acquire the C&W shares. The transaction was to be facilitated via a non-pro rata special dividend to MIG for the amount of the fair value of C&W, followed by (i) a purchase of the C&W shares by MIG, using the dividend as currency, and (ii) a cash payment from MIG to Hoechst for an amount equal to two-thirds of the special dividend. At December 30, 1999, the €150,341 carrying value of the C&W net assets exceeded its then estimated fair value of €136,000. Accordingly, the Group recorded a €14,341 loss and a related tax benefit of €11,588 in 1999.

                In 2000, the Group declared the €136,000 special dividend. As a result of the final determination of the purchase price, the Group was released of its obligation to make a capital contribution to C&W in April 2000. In addition, the price to be paid by MIG to Hoechst was reduced in August 2000. Accordingly, subsequent to settlement, the Group recorded an additional loss of €18,066 and a related tax benefit of €946 during fiscal 2000.

                The operating results of C&W have been classified as discontinuing operations in the consolidated statements of operations for all periods presented.

15.          Income taxes

                The components of the provision for income taxes from continuing operations are as follows:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000
Current income tax benefit (expense):
Germany	(21,369)	(1,389)	716	(1,207)
Abroad	(13,076)	(12,886)	2,701	(9,058)

Current income tax benefit (expense)	(34,445)	(14,275)	3,417	(10,265)

Deferred income tax benefit (expense):
Germany	(1,929)	25,475	(6,851)	137,982
Abroad	1,615	14,963	(1,379)	10,515

Deferred income tax benefit (expense)	(314)	40,438	(8,230)	148,497

Total income tax benefit (expense)	(34,759)	26,163	(4,813)	138,232

                In 2000, the German government enacted new tax legislation which, among other changes, reduces the Group’s statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%. In general, retained (undistributed) German corporate income was initially subject to federal corporation income tax at a rate of 40% for 2000 plus a surcharge of 5.5% on federal corporate taxes payable. Giving effect to this surcharge, the federal corporate tax rate was 42.2% for 2000. For 2002 and 2001, the combined federal corporation income tax rate was 26.38%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 40% for 2002 and 2001.

                In September 2002, the German government enacted new tax legislation effective for the Group on January 2003 which will increase the federal corporation income tax rate by 1.5% only for 2003. The effect of this change is  immaterial to the Group’s financial statements.

                In December 2002 the Group used approximately €324 million of its tax loss carry forwards in Germany through an intercompany transaction, as part of its tax planning strategy. These transactions resulted in a decrease of deferred tax assets of approximately €130 million offset by a decrease of deferred tax liabilities for intangible and tangible assets.

                For the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, income tax expense differed from the amounts computed by applying the German federal corporation income tax rate of 26.38% for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, and the four months ended April 30, 2001, 42.2% for 2000, to (loss) income from continuing operations as a result of the following:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months Ended December 31, 2000

Statutory tax rate	26,38%	26,38%	26,38%	42,20%
(Loss) income from continuing operations	(43,992)	(90,782)	(6,550)	(319,067)
Corporation tax benefit including solidarity tax	(11,605)	(23,944)	(1,728)	(134,646)
Tax losses of entities not recognized	492	4,273	1,347	103,540
Non tax deductible expense	23,733	—	—	—
Non taxable income	—	(16,147)	(741)	(124,641)
Change in fair value of subsidiaries available for sale	(151)	1,443	—	—
Non-deductible goodwill	8,840	4,611	839	4,460
Effect of German tax law changes	—	—	—	(10,892)
Income tax (benefit) loss for previous years	(2,475)	—	—	2,759
Withholding tax	8,025	—	—	—
Tax rate differences at foreign subsidiaries	(5,712)	(255)	(128)	429
Utilization of tax loss carry forwards not previously recognized	(309)	—	—	(230)
Trade tax on income in Germany	7,436	(17,224)	(5,317)	862
Non-deductible interest	6,527	19,473	9,736	—
Other (net)	(42)	1,607	889	20,127

Income tax (benefit) expense from continuing operations	34,759	(26,163)	4,897	(138,232)

                The utilization of tax loss carry forwards lowered the tax charge by €309, €0, €0 and €230 for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively. Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Total tax loss carry forwards amount to €206,528, €582,123, €508,631 and €502,081 at December 31, 2002, December 31, 2001, April 30, 2001, and December 31, 2000, respectively, the majority of which have no expiration dates. Tax loss carry forwards resulted in deferred tax benefit amounting to €3,435, €26,550, €2,620 and €122,304 for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively.

                Deferred taxes as of December 31, 2002, December 31, 2001 are attributable to the following balance sheet items:

	December 31, 2002	December 31, 2001
Deferred tax assets
Tax loss carry forwards	27,869	130,310
Property, plant and equipment	4,204	7,683
Inventories	2,465	—
Provisions for pensions	18,015	17,262
Other provisions	15,603	35,472
Other items	12,048	7,741
Total	80,204	198,468

Deferred tax liabilities
Intangible assets	35,325	100,062
Property, plant and equipment	104,250	179,600
Investments	10,889	14,494
Unamortized debt issuance costs	24,708	32,327
Other provisions	2,465	1,518
Other items	3,356	1,854
Total	180,993	329,855
Deferred tax assets (liabilities), net	(100,789)	(131,387)

                Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2002	December 31, 2001

Deferred tax assets	3,734	4,546
Deferred tax liabilities	104,523	135,933
Deferred tax assets (liabilities), net	(100,789)	(131,387)

16.          Intangible assets

	Goodwill	Other Intangible Assets	Total

Acquisition cost

Balance as of January 1, 2002	585,682	326,212	911,894

Additions	103	15,945	16,048
Disposals	(2,967)	(899)	(3,866)
Exchange rate changes	(23,064)	(3,161)	(26,225)

Balance as of December 31, 2002	559,754	338,097	897,851

Amortization

Balance as of January 1, 2002	19,506	39,579	59,085

Additions	28,697	23,360	52,057
Disposals	(1,234)	(897)	(2,131)
Exchange rate changes	(1,358)	(680)	(2,038)

Balance as of December 31, 2002	45,611	61,362	106,973
Net Book value as of December 31, 2001	566,176	286,633	852,809
Net Book value as of December 31, 2002	514,143	276,735	790,878

                Other intangible assets consist of trademarks and similar rights, customer base and other intangible assets for which the net book values as of December 31, 2002 are €140,348, €101,345 and €35,042 and as of December 31, 2001 are €148,453, €109,516 and €28,664, respectively.

17.          Property, plant and equipment

	Land and buildings	Plant and machinery	Other plants, factory and office equipment	Advance payments and construction in progress	Total

Acquisition or production costs

Balance as of January 1, 2002	386,111	2,548,978	409,924	65,229	3,410,242

Additions	4,038	73,874	38,878	3,063	119,853
Disposals	(11,343)	(52,929)	(21,933)	(655)	(86,860)
Transfers	201	(6,793)	14,894	(8,302)	—
Exchange rate changes	(11,148)	(141,961)	(6,109)	(2,661)	(161,879)

Balance as of December 31, 2002	367,859	2,421,169	435,654	56,674	3,281,356

Accumulated depreciation

Balance as of January 1, 2002	165,232	1,322,848	221,613	2,870	1,712,563

Additions	11,483	157,784	32,161	1	201,429
Disposals	(7,284)	(41,377)	(20,092)	—	(68,753)
Exchange rate changes	(4,602)	(79,809)	4,658	(440)	(80,193)
Transfers	—	805	(805)	—	—

Balance as of December 31, 2002	164,829	1,360,251	237,535	2,431	1,765,046

Net Book value as of December 31, 2001	220,879	1,226,130	188,311	62,359	1,697,679
Net Book value as of December 31, 2002	203,030	1,060,918	198,119	54,243	1,516,310

                The Company leases certain property, plant and equipment under various operating and finance lease arrangements. Assets capitalized and recorded under finance lease agreements included in property, plant and equipment consist of the following:

	December 31, 2002	December 31, 2001

Land and buildings	11,172	10,813
Machinery, equipment and other leased assets	164,597	164,042

	175,769	174,855
Accumulated depreciation	(49,219)	(49,335)

Total	126,550	125,520

                Depreciation of property, plant and equipment under capital leases is included in depreciation expense.

18.          Equity method investments

                The following significant investments are accounted for under the equity method at December 31, 2002:

Name and headquarters of the company	Ownership percentage

Messer de Honduras S.A. de C.V., Tegucigalpa/Honduras	50.0
Technische Gase Hoesch Messer Griesheim GmbH & Co. KG, Dortmund/Germany	50.0
Goyal MG Gases Pvt.Ltd., New Delhi/India	49.0
Secomex Manufacturing (M) Snd. Bhd., Kuala Lumpur/Malaysia	49.0
Messer Singapore Holding GmbH, Frankfurt am Main/Germany	39.0
Constar LLC, Norcross, Georgia/USA	50.0

                The table below contains summarized financial information for the equity method investments of the Group:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Net Sales	45,178	56,043	32,653	76,149
Operating loss	(3,755)	(21,873)	(9,065)	(114,949)
Net loss	(1,057)	(32,994)	(16,373)	(127,363)
Property, plant and equipment	22,121	118,188	253,327	220,982
Current liabilities	18,857	25,844	60,311	205,359
Non-current liabilities	32,853	333,438	242,430	142,169
Stockholders’ Equity deficit	(17,278)	(186,778)	(19,829)	(11,693)

                Equity method investments and changes therein, are as follows:

Balance as of January 1, 2002	19,186
Additions	957
Disposals	(5,443)
Exchange rate changes	(3,495)
Changes resulting from the at equity method	1,995

Balance as of December 31, 2002	13,200

                The changes resulting from the at equity method include the proportionate share of the investee’s income (losses) and other elements such as dividends.

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Proportionate share of investees’ income (losses)	6,036	(15,213)	(5,106)	2,883
Amortization of basis differences	—	—	—	(2,263)
Impairment charges on equity method investments	(18,657)	—	—	(208,572)

Total	(12,621)	(15,213)	(5,106)	(207,952)

                Impairment charges of €18,657 in fiscal year 2002 related to Constar LLC, Norcross, Georgia/USA (“Constar”). Constar is an equity method investee of MG Industries (“MGI”) a wholly owned company of the Group. MGI maintains investments in and holds notes due from Constar. MGI has also guaranteed a portion of Constar’s third party financing arrangements. The provisions of the third party financing arrangements require Constar to adhere to certain financial and non-financial covenants. Constar was not in compliance with these covenants at December 31, 2002. At December 31, 2002, amounts available and outstanding under Constar’s guaranteed financing arrangements were US$20 million and US$19.3 million, respectively, of which approximately US$18.2 million are due on September 15, 2003.

                On January 17, 2002, Constar’s entire executive management team was replaced. During the period from January 1, 2002 through October 1, 2002, Constar’s new management team expended significant effort in transitioning key customer relationships, identifying excessive costs, and developing a new strategic plan. In October 2002, management developed a revised 2002 budget and a multi year plan. Actual cash flows having been significantly below previously budgeted amounts, combined with the newly developed management plan resulted in management reviewing Constar’s goodwill for impairment.

                In connection with management’s October 2002 analysis and in accordance with IAS 36, management also reviewed the recoverability of its cash generating units (CGU’s) including goodwill. The application of IAS 36 resulted in an impairment charge of approximately €18.7 million which was recorded as a component of Constar’s €20.7 million loss for the twelve months ended December 31, 2002.

                Constar’s members equity was completely exhausted effective June 1, 2002 as a result of continued losses. For the year ended December 31, 2002, in accordance with the provisions of IAS 28 “Accounting for Investments in Associates” and Standing Interpretations Committee 20, (SIC-20) “Equity Accounting Method — Recognition of losses” the Group through its wholly owned subsidiary MGI has recorded €20.5 million of Constar’s total €20.7 million operating loss in its consolidated statement of operations as equity method investments expense, net (see Note 40 “Reconciliation to U.S. GAAP).

Impairment charges in fiscal year 2000 related to the Group’s equity method investments are summarized below:

Singapore Syngas Pte. Ltd.	165,270
Bombay Oxygen Corporation Ltd. (Messer Holdings Ltd.)	32,400
Other equity method investments	10,902

Total	208,572

Singapore Syngas Pte. Ltd.

                In 1998, the Group established Singapore Syngas Pte. Ltd. (“Syngas”), a joint venture with Texaco Nederland B.V. for the production and distribution of synthesized gases in Singapore.

                The basis for the joint venture was a significant carbon monoxide supply contract with a major customer (Celanese). The development of the plant was financed via bank debt, which was guaranteed by the joint venture partners. The Celanese supply contract provided for, among other things, penalty provisions if the Syngas plant were unable to produce carbon monoxide meeting certain specified properties and volume levels by July 1, 2000, a “date certain”, for which the joint venture partners provided a performance guarantee.

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

                In view of the operational and technical difficulties encountered by the joint venture, the Group made a determination during 2000 that its investment in Syngas was impaired, based on a discounted cash flow analysis. Although the Company held a 50% joint venture equity interest in Syngas at the time, the Company calculated its share of losses arising from the joint venture at 75% due to the fact that Texaco had a “put option” to sell 50% of its 50% ownership in Syngas to the Group, which was “in-the-money” as of December 31, 2000.

                As a precondition to the acquisition transactions, the Group was required to limit its exposure to its Singapore investments. On April 30, 2001, the Group transferred its 100% interest in Messer Singapore Pte. Ltd. and its 50% interest in Syngas to Messer Singapore Holding GmbH. The Group has a non-controlling 39% equity interest in Messer Singapore Holding GmbH. The other shareholders are Hoechst AG (39%), Bandinelli GmbH, a special purpose company owned by MIG (11%), and members of the group’s senior management (11%). On June 20, 2001, Texaco transferred half of its 50% interest in Syngas to Messer Singapore Holding GmbH. As a result of these transactions, Messer Griesheim holds an indirect 29.25% interest in Syngas through its equity interest in Messer Singapore Holding GmbH.

                Concurrently with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans have been allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders’ agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of Messer Griesheim to its Singapore operations since September 1, 2000. Under the shareholders’ agreement, the Group’s funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) has been limited to €92 million. Messer Griesheim received from Hoechst a €26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese Singapore Pte. Ltd (“Celanese”) and Texaco as described below.

                Further, as of May 1, 2001, the Successor’s obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst. Accordingly, Messer Griesheim’s remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were €63.2 million as of April 30, 2001, €14.5 million as of December 31, 2001 and €10.2 million as of December 31, 2002.

                In March 2001, Texaco and Messer Griesheim entered into settlement arrangements with Celanese which settled the claims of Celanese under the completion guarantee provided by Messer Griesheim, and amended the existing gas supply agreement between Syngas and Celanese. These amendments and modifications involved, among other things, cash payments by Messer Griesheim to Celanese, the liability for which is included in the overall allocation of Syngas exposures of one-third to Messer Griesheim and two-thirds to Hoechst. The settlement amount allocated to and paid by Messer Griesheim was €28.6 million, of which €19.8 million was financed by Hoechst as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. The repayment claim against Messer Griesheim for this financing was waived by Hoechst on April 30, 2001.

                In conjunction with the Celanese settlement, Messer Griesheim and Texaco modified their put option. The original put option agreement gave Texaco an option to sell 25% of the shares in Syngas to Messer Griesheim. Under the modified put option agreement, Messer Griesheim purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco’s remaining 25% equity interest in Syngas and related funding obligations. Messer Griesheim paid a purchase price of €17.2 million for the loans. Of that amount, Hoechst loaned €11.3 million to Messer Griesheim as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. In exchange, Texaco agreed that Hoechst can require Texaco to exercise the put option with respect to 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of US-$1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH. As a result of the change in ownership that occurred when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities, which became due on June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

                During December 2001 Messer Griesheim transferred its 39% interest in Messer Singapore Holding to Messer International GmbH, a wholly owned subsidiary of Messer Griesheim GmbH.

                In February 2002, Aventis, Messer Griesheim and Messer Singapore Holding reached an agreement with Celanese and Celanese Singapore Pte. Ltd. in which Messer Singapore Holding agreed to pay US$12.5 million to Celanese Singapore on settlement of a prior agreement requiring Messer Griesheim to pay Celanese certain concession fees. One third of the US$12.5 million was applied towards the €92.0 million funding limit by Messer Griesheim to the Singapore operations.

                In October 2002 Messer Singapore Pte. Ltd. sold its Air Separation and Vacuum Flasher Units to Singapore Syngas Pte. Ltd. and its remaining assets to Air Products Singapore Pte. Ltd. and Singapore Oxygen Air Liquide Pte. Ltd. Following these transactions, Messer Singapore Holding GmbH sold all its shares in Singapore Syngas Pte. Ltd. to Chevron Texaco Singapore Energy Company. In conjunction with the agreements, certain guarantees totaling €16.0 million were given. The Company has evaluated these guarantees and set up a provision for the remaining risks.

Summarized financial information for Syngas as of and for the ten months ended October 31, 2002, years ended December 31, 2001 and 2000 is set forth as follows:

	Ten months ended: October 31, 2002	Year ended: December 31, 2001	Year ended: December 31, 2000
Net Sales	39,773	39,125	3,785
Operating Profit (loss)	67	(34,202)	(132,298)
Net loss	(5,050)	(46,952)	(140,121)
Property, plant and equipment	91,552	94,387	96,079
Total Assets	100,390	102,771	103,557
Stockholders’ Equity (deficit)	(181,094)	(198,930)	(143,511)

Bombay Oxygen Corporation Ltd. (Messer Holdings Limited)

                The Group had a 37% investment in Bombay Oxygen Corporation Ltd. through direct and indirect investments in Messer Holdings Limited, British Virgin Islands. Due to an existing agreement with another Indian joint venture partner, the Group contributed its shares in Bombay Oxygen Corporation Ltd. to Messer Holdings Ltd., a British Virgin Island company formed in 2000. In addition, the Group had guaranteed various borrowings of Bombay Oxygen Corporation Ltd. During 2000, one of the financial institutions made a claim against the company for €25,284, of which €24,773 has been paid in 2000. The Group recorded a provision in its financial statements for the remaining claim of €511 as of December 31, 2000. The amount of €511 was paid in 2001.

                During December 2002, the Messer Holdings Ltd. has irrevocably transferred all its rights in shares in Bombay Oxygen Corporation Ltd. to the “Ruia” family and the Group settled all litigation with respect to this investment (see Note 35 “Litigations”).

19.          Other investments

                Other investments are comprised of investments in various companies that are not consolidated or accounted for by the equity method.

Acquisition cost

Balance as of January 1, 2002	72,672

Additions	908
Disposals	(8,081)
Exchange rate changes	(5,076)

Balance as of December 31, 2002	60,423

Valuation allowances

Balance as of January 1, 2002	42,573

Additions	1,647
Disposals	(2,552)
Exchange rate changes	(482)

Balance as of December 31, 2002	41,186

Net Book value as of December 31, 2001	30,099
Net Book value as of December 31, 2002	19,237

20.          Long-term loans

                Changes in long-term loans are summarized below:

Balance as of January 1, 2002	29,248
Additions	1,993
Disposals	(3,397)
Exchange rate changes	(724)
Other changes	(9,496)

Balance as of December 31, 2002	17,624

                Long-term loans relate primarily to loans receivable on advances made to non-consolidated equity and other investments.

21.          Inventories

                Inventories consist of the following:

	December 31, 2002	December 31, 2001

Raw materials and supplies	21,721	20,657
Work in progress	12,794	21,996
Finished goods and merchandise	38,070	37,445
Total	72,585	80,098

22.          Trade accounts receivable

	December 31, 2002	December 31, 2001

Trade accounts receivable (current)	304,685	317,059
Allowance for doubtful accounts	(25,586)	(26,316)
Trade accounts receivable, net	279,099	290,743

23.          Other receivables and other assets

	December 31, 2002	December 31, 2001

Receivables from related parties	7,251	7,058
Tax receivables	8,265	6,720
Prepaid assets	4,816	8,596
Advance payments	2,183	4,155
Receivable from sale of fixed assets	—	1,277
Other loans	1,272	8,088
Interest receivable	396	89
Prepaid employee expenses	2,279	1,695
Receivables from suppliers and agents	2,290	1,713
Receivables from insurance companies	846	629
Security deposits	4,594	1,470
Marketable securities	8,160	8,331
Sundry receivables from non-operating activities	1,467	6,418
Miscellaneous	7,060	15,557

Total	50,879	71,796

24.          Cash and cash equivalents

                The Company defines cash and cash equivalents as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalent include unrestricted cash balances at subsidiaries in foreign jurisdictions from which those amounts cannot easily be transferred. These cash balances amounted to approximately €62.2 million and €56.5 million, as of December 31, 2002 and December 31, 2001, respectively.

                The Company provided cash collateral for bank guarantees relating to the operating business and for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non-current “other assets”. As of December 31, 2002 and 2001, the cash collateral balances were approximately €6.3 million and €28.3 million, respectively.

25.          Provisions for pensions and similar obligations

	December 31, 2002	December 31, 2001

Prepaid pension expenses included in other assets	132	307
Provisions for pension obligations	(164,826)	(160,875)
Provisions for similar obligations	(4,461)	(5,481)

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

                Certain commitments related to the Group’s defined benefit obligations are covered by plan assets maintained in independent trust funds. The funds’ net assets consist primarily of real estate, debt securities and marketable equity securities.

                The pension provision is derived as follows:

	German Plans	Foreign plans	German plans	Foreign plans
	December 31, 2002		December 31, 2001

Present value of unfunded projected benefit obligations	147,921	2,318	145,808	5,676
Present value of funded projected benefit obligations	—	93,216	—	97,794
Fair value of plan assets	—	(59,504)	—	(78,850)

Present value of net obligations	147,921	36,030	145,808	24,620
Unrecognized actuarial (losses) gains	1,533	(20,790)	711	(10,571)

Recognized liability for defined benefit obligations	149,454	15,240	146,519	14,049

                The following table reconciles the funded status of the Group’s employee benefit plans with amounts recognized in the Group’s consolidated balance sheet as of December 31, 2002 and 2001:

	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2002		December 31, 2001
Change in projected benefit obligations:
Projected benefit obligations at beginning of year (period)	145,808	103,470	144,591	93,680
Foreign currency exchange rate changes	—	(11,044)	—	2,320
Service cost (net of plan participant contribution)	2,472	5,618	1,632	4,144
Interest cost	8,007	5,922	5,412	3,879
Plan participant contributions	—	116	—	—
Actuarial losses (gains)	(822)	(4,418)	(352)	2,645
Terminations	800	—	—	—
Benefits paid	(8,344)	(4,130)	(5,475)	(3,198)

Projected benefit obligations at end of year (period)	147,921	95,534	145,808	103,470

Change in plan assets:
Fair value of plan assets at beginning of year	—	78,850	—	82,285
Foreign currency exchange rate changes	—	(7,590)	—	2,110
Actual return on plan assets	—	(10,984)	—	(5,264)
Employer contributions	—	2,849	—	2,042
Plan participant contributions	—	262	—	—
Benefits paid	—	(3,883)	—	(2,323)

Fair value of plan assets at end of year (period)	—	59,504	—	78,850

                The components of net periodic costs for defined benefit plans consist of the following:

	Successor				Predecessor
	German Plans	Foreign plans	German Plans	Foreign plans	German Plans	Foreign plans	German Plans	Foreign plans
	Twelve months Ended December 31, 2002		Eight months ended December 31, 2001		Four months ended April 30, 2001		Twelve months ended December 31, 2000
Service cost	2,472	5,618	1,632	4,144	928	2,072	2,990	5,109
Interest cost	8,007	5,922	5,412	3,879	2,630	1,940	8,318	5,189
Terminations	800	—	—	—	—	—	—	—
Expected return on plan assets	—	(5,672)	—	(4,810)	—	(2,405)	—	(6,778)
Amortization of unrecognized net annual losses (gains)	—	344	—	—	—	(86)	—	(63)

Net periodic pension cost	11,279	6,212	7,044	3,213	3,558	1,521	11,308	3,457

                The following table shows the principal actuarial assumptions for these plans (expressed as weighted averages):

	Successor				Predecessor
	German Plans	Foreign plans	German Plans	Foreign plans	German Plans	Foreign plans	German Plans	Foreign plans
	December 31, 2002		December 31, 2001		April 30, 2001		December 31, 2000
	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)

Discount rate	5.75	6.40	5.75	6.43	6.25	6.43	6.5	6.9
Expected rate of wage increases	3.0	3.65	3.0	4.3	2.75	4.3	2.75	6.7
Expected rate of salary increases	3.0	3.65	3.0	4.3	2.75	4.3	1.75	6.7
Expected return on assets	N/A	8.15	N/A	7.1	N/A	7.1	N/A	5.8

                Expenses related to defined contribution plans totaled €1,447, €1,033, €516 and €1,625 in the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively.

26.          Other provisions

	January 1, 2002	Consumption	Release	Additions	Exchange rate changes	December 31, 2002
Non-current
Tax provision	20,303	(337)	—	32,959	(69)	52,856
Employee-related provisions	9,667	(2,783)	—	1,956	(13)	8,827
Purchase and sales contracts	4,482	—	(1,249)	—	(12)	3,221
Other	4,675	(587)	(268)	—	(195)	3,625

Total non-current	39,127	(3,707)	(1,517)	34,915	(289)	68,529

Current
Divestiture program	24,200	(9,063)	—	6,993	—	22,130
Provisions on equity method investments	4,200	(4,200)	—	15,296	(1,117)	14,179
Employee-related provisions	21,047	(4,993)	(2,659)	472	(1,429)	12,438
Restructuring	10,234	(4,465)	—	738	—	6,507
Litigation	21,604	(8,576)	(2,270)	884	—	11,642
Other	55,578	(15,248)	(3,801)	3,113	311	39,953

Total current	136,863	(46,545)	(8,730)	27,496	(2,235)	106,849

                Employee-related provisions as of December 31, 2002, as shown under non-current provisions relate primarily to long-service bonuses. Employee-related provisions as of December 31, 2002 as shown under current provisions relate primarily to paid vacation, severance payments and to part-time employment of employees prior to their retirement.

27.          Corporate debt

	December 31, 2002	December 31, 2001
Non-current
Senior Notes	493,708	550,000
Due to banks	728,490	929,414
Finance leases	122,769	130,827
Due to related parties	35,854	2,068
Other loans	539	600
	1,381,360	1,612,909

Current
Due to banks	36,056	32,868
Finance leases	15,494	8,200
Due to related parties	1,041	1,342
Other loans	5,008	8,368
	57,599	50,778
	1,438,959	1,663,687
Unamortized debt issuance costs	(63,541)	(82,448)

TOTAL DEBT	1,375,418	1,581,239

Debt with fixed interest rate	657,850	695,227
Debt with floating interest rate (hedged)	638,715	812,439
Debt with floating interest rate (not hedged)	142,394	156,021

	1,438,959	1,663,687
Unamortized debt issuance costs	(63,541)	(82,448)

Total	1,375,418	1,581,239

The weighted average nominal interest rates are:
Due to Senior Notes holders	10.375%	10.375%
Due to banks including Hedges	7.07%	7.266%
Finance leases	6.04%	5.858%
Other loans	5.10%	6.288%

                The weighted average interest rate on existing corporate debt including interest rate swap agreements but not including amortization of debt issuance costs was 8.05% and 8.21% at December 31, 2002 and at December 31, 2001. A description of the Company’s corporate debt instruments is included in Note 4 “Financing transactions”.

                The Group had unused long-term credit lines of €294.0 million and €300.5 million at December 31, 2002 and December 31, 2001.

                Aggregate amounts of corporate debt maturing excluding unamortized debt issuance costs during the next five years and thereafter are as follows:

2003	57,599
2004	66,263
2005	84,903
2006	81,360
2007	122,876
Thereafter	1,025,958

1,438,959

                Principal repayments on the Senior Term Disposal facility are due earlier upon the sale of certain subsidiaries identified as part of the disposal program. In addition, Messer is required to use 50% of its excess cash flow in any given year or 50% if the leverage ratio is less than four to one , as defined, to repay its outstanding loans.

                Future minimum lease payments under noncancelable finance and operating leases are as follows:

	Finance Leases	Operating Leases

2003	23,490	6,042
2004	29,885	5,431
2005	31,098	4,669
2006	31,046	3,101
2007	32,362	2,617
Thereafter	18,054	23,015

Total minimum payments	165,935	44,875

Amount representing interest	(27,672)
Obligations under finance leases	138,263
Obligations due within one year	15,494

                Rental expenses under operating leases amounted to €8,561, €6,359, €2,720 and €9,358, for the twelve months ended December 31, 2002, the eight months ended December 31 2001, the four months ended April 30, 2001, and for the twelve months ended December 31, 2000, respectively.

28.          Miscellaneous liabilities

	December 31, 2002	December 31, 2001

Accrued interest	23,910	25,202
Advance payments received on orders	2,018	3,450
Liabilities due to customers	10,345	11,633
Payroll liabilities	29,983	26,901
Taxes payable	10,658	17,366
Social security payable	4,083	3,387
Deferred income	2,261	2,429
Bills of exchange payable	129	850
Fair value of derivatives	28,260	14,217
Other liabilities	34,636	45,014

Total	146,283	150,449

                The fair value of derivatives as of December 31, 2002 and December 31, 2001, respectively, includes interest rate swap agreements, which are designated as cash flow hedges.

29.          Stockholders’ equity

Issued Capital and additional Paid-in Capital

Successor

                Stockholders’ equity of the Successor prior to the acquisition transactions consisted of 50,000 shares held by Hoechst with a balance of €51 (par value and additional paid-in capital). As part of the Acquisition Transactions (see Note 3 “Acquisition transactions”), Hoechst and MIG contributed their shares in Messer Griesheim to the Company for 10,000 and 30,000 new shares, respectively, resulting in a total issued capital of 90,000 shares with a stated value of €1 per share.

                The shares issued were recorded at the fair value of Messer Griesheim at April 30, 2001, the date of the acquisition transactions. As a result, the excess of fair value over the stated value of the shares has been recorded as additional paid-in capital.

Predecessor

                Stockholders’ equity of the Predecessor consisted of 276,098 shares held by Hoechst (184,065 shares) and MIG (92,033 shares) with subscribed and additional paid-in capital of €394,820 as of January 1, 2000. During fiscal 2000, the predecessor recorded an increase in additional paid-in capital arising from the disposal of Cutting & Welding (see Note 14 “Results from discontinuing operations”).

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

Predecessor

                Retained earnings at December 31, 1999 include a €5,710 charge relating to the initial application of IAS 19 (revised 1998). On January 1, 2001, the Predecessor recorded a €335 credit resulting from a transition adjustment pursuant to IAS 39.

30.          Minority interests

                The following represents minority stockholder interests in the equity of consolidated subsidiaries. Significant minority interests are held by third party stockholders in Germany, Serbia, Switzerland, Bulgaria, Guatemala and China.

Balance as of January 1, 2002	88,138
Dividend payments	(8,286)
Profit after taxes	11,120
Exchange rate changes	(6,960)

Balance as of December 31, 2002	84,012

31.          Personnel expenses

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Personnel expenses	321,055	224,633	117,932	393,280

                Personnel expenses consist of wages, salaries and payments for social security and pensions.

32.          Number of employees

                The average number of employees totaled:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Germany	2,208	2,244	2,395	2,589
Western Europe	997	1,017	1,077	1,074
Eastern Europe	2,283	2,369	2,484	2,569
North America	996	1,163	1,408	1,397
Others(1)	741	1,555	2,434	2,414

Total number of employees	7,225	8,348	9,798	10,043

(1)                                  Others include the employees of the companies of the regions Asia, Africa and Latin America.

33.          Commitments and contingencies

Financial guarantees

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
In millions of €	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec 31, 2001
Guarantees for third party liabilities	66,4	217,7	3,8	0,0
Guarantees related to sale of investments	125,0	123,1	17,2	15,0

Guarantees for third party liabilities principally represent guarantees of indebtedness of deconsolidated and at equity consolidated subsidiaries and third parties. The term under these arrangements generally cover the range of the related indebtedness of the deconsolidated and at equity consolidated subsidiaries and third parties. Messer Griesheim also provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At December 31, 2002, these guarantees amounted to € 25.8 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated and at equity consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites, for which the group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

In connection with its divestiture program, Messer Griesheim has provided to the purchasers normal and common guarantees for representations and warranties. These guarantees have expiration dates ranging from twelve to sixty months.

When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

In addition to the above guarantees and warranties, in connection with its production program, the Group has committed to purchase various levels of goods and services over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2002, commitments to purchase goods and services or to invest in plant and equipment are 67.4 million. These amounts are not reflected in the above table.

The Group also enters into operating leases for equipment (see note 27 “Corporate debt”).

Other financial obligations

                Substantially all of the assets of the Group are pledged as security for the Group’s senior facilities at December 31, 2002 and December 31, 2001 (see Note 4 “Financing transactions”).

                Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €11.8 million and €32.0 million at December 31, 2002 and 2001, respectively. Commitments under long-term purchase agreements amounted to €55.6 million and €68.6 million at December 31, 2002 and 2001, respectively. Commitments for capital to be funded to equity and cost method investees totaled €4.7 million and €22.8 million at December 31, 2002 and 2001, respectively.

                Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC’s [Aventis (China) Investment Co. Ltd.] interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures is €32.0 million plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement requires that the purchase close no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim has agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of December 31, 2002, such debt amounted to approximately €12.1 million and as of December 31, 2001 such debt amounted to approximately €17.1 million, respectively. Payment of the purchase price is guaranteed by Messer Griesheim Group, the Company’s parent.

34.          Derivative financial instruments

                IAS 39 “Financial Instruments: Recognition and Measurement” sets standards for recognition, measurement and reporting of information relating to financial instruments of an enterprise as an asset or liability, including the reporting of hedging instruments. Under this Standard, all financial assets and liabilities are recognized on the balance sheet, including all derivatives. They are initially measured at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, net of deferred taxes totaling €223, and is reflected in equity.

                IAS 39 and FASB 133 “Accounting for Derivative Instruments and Hedging Activities” require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next two years, thus reducing the impact of interest rate changes on future interest expense. Approximately 44% (€638.7) million of the Group’s outstanding indebtedness was designated as hedged due to interest rate swap agreements as of December 31, 2002. The fair values of the interest rate swaps designated for cash flow hedges were (€28.3) million as of December 31, 2002 and (€14.2) million as of December 31, 2001.

                Interest expense for the twelve months ended December 31, 2002 includes net losses resulting from hedging activities of €2.0 million and €0 million for the eight months ended December 31, 2001. Due to mandatory and voluntary loan prepayments in June 2002 amounting to €99.5 million, parts of the existing swaps have been terminated at the end of June 2002. The termination payments of €2.0 million of these swaps are shown as interest expense in the twelve months ended December 31, 2002. For the other existing swaps, there was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swaps (e.g. basis, re-pricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

                Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. The amount recorded in the comprehensive income related to the cash flow hedges was €7.8 million (net of deferred tax effect of €6.3 million) and €9.2 million (net of deferred tax effect of €5.0 million) for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 and €0 for the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively. As the hedge is deemed completely effective and held to the full term, the swap market value changes are recorded as adjustments to the swap asset or liability and equity.

                A part of the foreign exchange forwards and the interest rate caps provide effective economic hedges under the Group’s risk management policies, but do not qualify for hedge accounting under the specific rules in IAS 39. The fair values of these foreign exchange forwards and the interest rate caps were €8 and €3 as of December 31, 2002, €(18) and €122 as of December 31, 2001. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations. The Group recorded a (loss)/gain from changes in the fair value of €(93) and €106 in the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

35.          Litigation

                Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

                Management is of the opinion that the risks connected with the pending or threatened litigations described below are adequately provided for.

                Messer acquired its interest in Bombay Oxygen Corporation Limited (Bombay Oxygen), a publicly traded company in India, in 1997 for a total of €12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen’s major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer were transferred in 2000 to a company jointly owned by Messer and indirectly Goyal MG Gases Pvt. Ltd (Goyal MG). The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer or the subsequent transfer of such shares to the jointly owned company involved a violation with respect to a change of control under Indian takeover regulations. In addition, Messer was involved in litigation with respect to this investment with the major shareholder of Bombay Oxygen. During December 2002, all such litigation with Bombay Oxygen was settled and Messer no longer holds any investment in Bombay Oxygen.

                Various law suits are pending or threatened by Goyal MG and/or its major shareholders. Messer has received a notice from Goyal MG alleging that Messer has breached a confidentiality clause contained in a shareholders’ agreement among Messer, Goyal MG and certain other shareholders. The notice requests payment of Rupees 5.0 billion (approximately €100.1 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG.

                During 2001, Goyal MG defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the US$4.7 million (approximately €4.5 million) loan in full. The Group is currently seeking reimbursement from Goyal MG for this amount.

                In 1999, the Company’s Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary’s alleged breach of the agreement, is for an amount of Reals 593 million (approximately €159.8 million). In addition, in August 2001 a former employee filed a lawsuit against the Group’s Brazilian subsidiary for an amount of €4.3 million. In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to these claims.

                In August 1999, Messer Griesheim GmbH discovered that one of its executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney’s Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of US$ 550,000 and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified attorneys for the Company that the investigation was being dropped by their office and referred to the U.S. Customs Agency for possible civil enforcement action. The Company is not aware of any action being pursued by the Customs Agency. The Company can give no assurance as to the ultimate scope or outcome of the overall investigation. Under the business combination agreement entered into in connection with the acquisitions described above, Hoechst has agreed to indemnify the Company with respect to any losses arising out of such investigation of any related proceedings, although this indemnity is generally limited to two-thirds of the loss incurred.

                Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim.

                In 2001, the Group’s subsidiary PT Aneka in Indonesia entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the alleged unlawful termination of the contract by PT Aneka. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5 million (see Note 38 “Subsequent events”).

                While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

36.          Related parties

Hoechst

                Prior to the acquisition transactions on April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at terms substantially equivalent to similar transactions negotiated on an arm’s length basis.

                Related party transactions with respect to the Group's Singapore operations have been described in note 18 “Equity method investments”. Hoechst has indemnified the Group resulting in a payment of 9.4 million for bank guarantees provided to Bombay Oxygen, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at December 31, 2002 and December 31, 2001, respectively.

Allianz

                As a result of the acquisition transactions ACP, directly or indirectly, owns or controls 33.08% of Messer Griesheim Group GmbH & Co. KGaA at December 31, 2002.

                ACP is a 20% shareholder in Mahler Italfilo Holding GmbH, which is currently in liquidation. During April 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

                ACP provided certain financial advisory services to the Company and Messer Griesheim, for which it has been paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight month period ended December 31, 2001. No transactions between the Group and ACP took place during the twelve months ended December 31, 2002.

Goldman Sachs

                As a result of the acquisition transactions six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.08% of Messer Griesheim Group GmbH & Co. KGaA. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

                Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

                Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim. Goldman Sachs International received €20.4 million in financing/syndication fees in connection with these transactions for the eight months ended December 31, 2001 and €0 million for the twelve months ended December 31, 2002.

                Goldman Sachs International and its affiliates were the underwriters of the original Senior Notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, approximately €14.4 million were paid during the eight months period ended December 31, 2001 and €0 million for the twelve months ended December 31, 2002.

                Goldman Sachs was our agent in repurchasing the Senior Notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million.

                The Group enters into derivative contracts to hedge their exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swap contracts and forward exchange contracts, which have a notional amount of €511.2 million and €0.9 million at December 31, 2002 and €622.6 million and €4.2 million at December 31, 2001. In addition on June 24, 2002 the Group entered into €386.0 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. The company made termination payments of €0.9 million, €0 million and €0 million to Goldman Sachs for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

                Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group’s divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €7.5 million, €5.4 million and €0 million for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

                An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH, which is currently in liquidation. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH (“MIG”)

                Prior to the acquisition transactions in April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transactions MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owns through its 100% affiliate Bandinelli GmbH 22% of Mahler Italfilo Holding GmbH (currently in liquidation), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. Bandinelli GmbH is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in Note 18 “Equity method investments”.

Other

                Related party transactions with respect to the sale of operating companies in Cuba are discussed in Note 5 “Divestment of Cuban subsidiaries”. See also “Loans to related parties” below.

Loans to and from related parties

                As of December 31, 2002 and 2001, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million and €5.1 million, respectively.

                In October 2002 Messer Griesheim has received a loan from its shareholder Messer Griesheim Group amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. Interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of the maturity of the loan or the date following three months after either Messer Griesheim or Messer Griesheim Group declares the termination of the loan.

Shareholders’ Agreement

                MIG, ACP and the GS Funds have entered into a shareholders’ agreement. The shareholders’ agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders’ agreement generally allocates rights and obligations concerning matters between MIG, on the one hand, and ACP and the GS Funds, on the other hand, considered collectively, as the financial sponsors. The shareholders’ agreement provides that all important decisions regarding Messer Griesheim’s management, in particular decisions on divestitures and capital expenditures are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. This includes divestitures in Europe, with the exception of the United Kingdom. With respect to a sale of Messer Griesheim, a 75% approval will be required until September 30, 2004, thereafter only a majority approval is required. The shareholders’ agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control.

                Additionally, the shareholders’ agreement grants MIG a call option between April and September 2004 for all shares held by the financial sponsors, subject to certain significant conditions and requirements. After September 2004, a shareholder may freely transfer its shares if they have first been offered to the other shareholder.

                Due to certain antitrust considerations relating to ACP’s equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders’ committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which as of December 31, 2002 constitute 66.16% of all votes in the shareholders’ committee. The agreement also limits ACP and the GS Fund’s ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

37.          Stock purchase and option plan

                During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at €74.25, the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event.

                All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. None of these options were exercised, forfeited or expired as of and for the twelve months  ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

                During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders’ committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable only upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders’ committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, six participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of and for the twelve months ended December 31, 2002

                The Company’s stock purchase and option plans for management and the Board are accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options and convertible bonds for the twelve months ended December 31, 2002, or the eight months ended December 31, 2001, respectively, as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options and convertible bonds, compensation cost will be measured and recognized immediately upon the occurrence of the contingent exit event.

                As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, “Accounting for Stock Based Compensation”, as amended by SFAS’ 148 “Accounting for Stock Based compensation — Transition and Disclosures” establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123 as amended by SFAS 148, the Company’s net earnings would not have been affected. Therefore, a pro forma table is not presented.

38.          Subsequent events

                During January 2003, the Company completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. In connection with this divestiture the mainly claim for damages for lost opportunities and potential earnings was settled (see Note 35 “Litigations”). The impact of this transaction on the consolidated statements of operations is not significant.

                In January 2003, Messer Griesheim has received a claim for alleged breach of contract concerning the sale of Messer Medical GmbH, claiming about €4.1 million. Management is in the process of investigating the matter. Based on the advice of its counsel, management is in the opinion that the allegations have no merit.

                In February 2003, the Group successfully finalized and filed amendments to the senior facilities agreement. These amendments provide the Group with more favourable terms with respect to its required level of interest hedging, access to an ancillary facility of €50 million for overdrafts, an increase in its ability to incur debt in the form of local facilities and a decrease in its ability to incur debt in the form of capital lease. As a result of these amendments to the senior facilities agreement, the Group is no longer permitted to repurchase senior notes in the future.

39.          Restricted Assets of Subsidiaries

                As discussed in Note 1 “Background and basis of presentation”, Messer Griesheim Holding AG was a dormant company until the acquisition transactions, at which time it was established as a holding company. Messer Griesheim Holding AG has issued debentures, which have been exchanged for senior notes in the capital markets. Since Messer Griesheim Holding AG has limited sources to generate funds necessary to repay the notes, it must look to the inter-company loan to its subsidiary, Messer Griesheim GmbH to assist it in meeting its principal and interest obligations. In the event that operations of Messer Griesheim GmbH are not sufficiently profitable to generate sufficient funds to meet its principal and interest obligations on the inter-company loan, additional capital contributions by its shareholders may be necessary to avoid an event of default. Certain of Messer Griesheim GmbH’s debt agreements contain restrictive covenants which restrict, among other things, Messer Griesheim GmbH from declaring or paying dividends, repurchasing any of its capital stock, or making cash advances or guarantees of obligations of affiliates.

                The condensed financial information of Messer Griesheim Holding AG (on a parent-only basis under IFRS) as of December 31, 2002 and 2001 and for the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 is as follows:

	December 31, 2002	December 31, 2001

Condensed Balance Sheet:
Investments in subsidiaries	735,492	903,428
Loans to subsidiaries	550,000	550,000
Other assets	4,782	6,706
Total assets	1,290,274	1,460,134

Senior notes, long term	550,000	550,000
Other liabilities, short term	4,787	6,745
Total liabilities	554,787	556,745

Capital subscribed	90	90
Additional paid-in capital	967,090	967,090
Cumulative translation adjustment	(55,348)	14,939
Hedging reserve	(16,943)	(9,199)
Accumulated deficit	(159,402)	(69,531)
Stockholders’ equity	735,487	903,389

Total liabilities and stockholders’ equity	1,290,274	1,460,134

	Twelve months ended December 31, 2002	Eight months ended December 31, 2001

Condensed results of operations:
Equity in earnings /(losses) of investments in subsidiaries	(89,905)	(69,448)
Interest income	57,064	35,679
Interest expense	(57,062)	(35,679)
Other expenses, net	32	(83)
Net loss	(89,871)	(69,531)

Cash inflows (outflows) from:
Operating activities:
Interest received on inter-company loan	57,064	35,679
Interest paid on Senior Notes	(57,062)	(35,679)
Other	149	52
Net cash flows from operating activities	151	52
Investing activities:
Inter-company loan to subsidiaries	—	(550,000)
Financing activities:
Issuance of Senior Notes	—	550,000
Net cash flow for the period	151	52
Cash balance at beginning of reporting period	52	—
Cash balance at ending of reporting period	203	52

                In 2002 and 2001 Messer Griesheim Holding AG received no cash dividends.

40.          Reconciliation to U.S. GAAP

                The Group’s consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The differences that have a significant impact on net loss and stockholders’ equity of the Group are set out below:

                Reconciliation of net loss to U.S. GAAP for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001, and the twelve months ended December 31, 2000, respectively:

		Successor		Predecessor
	Note	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000
Net loss as reported in the consolidated statements of operations under IAS		(89,871)	(69,531)	(13,498)	(205,565)
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	28,697	(2,864)	—	—
Assets to be sold	b	630	5,472	—	—
Restructuring costs	c	(640)	—	—	—
Property, plant and equipment	f	—	—	(74)	27,405
Provisions for pensions and similar obligations	g	1,349	(547)	176	542
Financial instruments	h	—	—	—	(2,495)
Equity method investments expenses, net	i	19,846	—	—	—
Tax effect of U.S. GAAP adjustments	j	(280)	915	(41)	334
Net loss under U.S. GAAP before cumulative effect of change in accounting principle		(40,269)	(66,555)	(13,437)	(179,779)
Cumulative effect of change in accounting principle (net of taxes €0)	a, i	(27,559)	—	—	—

Net loss under U.S. GAAP		(67,828)	(66,555)	(13,437)	(179,779)

                Reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2002 and 2001, respectively:

	Note	December 31, 2002	December 31, 2001
Stockholders’ equity as reported in the consolidated balance sheets under IAS		735,487	903,389
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	25,833	(2,864)
Cumulative effect of change in accounting principle	a,i	(27,559)	—
Assets to be sold	b	6,102	5,472
Restructuring costs	c	(640)	—
Transaction costs	d	33,200	33,200
Provisions for pensions and similar obligations	g	(10,917)	(547)
Equity method investments expenses	i	19,846	—
Tax effect of U.S. GAAP adjustments	j	4,280	915
Cumulative translation adjustment	k	(1,220)	—

Stockholders’ equity under U.S. GAAP		784,412	939,565

a. Goodwill and Other Intangible Assets

                The Group was required to adopt SFAS 142 “Goodwill and Other Intangible Assets” in its entirety on January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Under IFRS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives not to exceed twenty years. This difference in accounting treatment results in a decrease in amortization expense under U.S. GAAP of €28,697 during the twelve months ended December 31, 2002. See “New U.S. accounting pronouncements” below for further discussion of the impact of the implementation of this new standard.

                In the fourth quarter 2002 the Group finalized the second step of the impairment test and changed the method of evaluating goodwill from the recoverability test based upon undiscounted cash flow to a fair value approach. Accordingly, the Group’s previously recognized goodwill was tested for impairment based on the fair value of the reporting units using a discounted cash flow analysis. As a result of this analysis, the Company concluded that goodwill was impaired and recorded an impairment charge for the additional goodwill under U.S. GAAP in the amount of €6,802 and €911 for reporting units in North America and Eastern Europe, respectively. This impairment charge is recorded as a cumulative effect of change in accounting principle (transition adjustment resulting from adoption of SFAS 142).

                The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss of Messer Griesheim Holding AG for the periods prior to the period of initial application are as follows:

	Successor	Predecessor
	Messer Griesheim Holding AG	Messer Griesheim GmbH
	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months Ended December 31, 2000	Twelve months ended December 31, 1999	Twelve months ended December 31, 1998	Twelve months ended December 31, 1997
Reported net loss in accordance with U.S. GAAP	(66,555)	(13,437)	(179,779)	(21,346)	N/A	N/A
Add back: Goodwill amortization	22,348	5,978	9,322	8,181	N/A	N/A
Adjusted net loss in accordance with U.S. GAAP	(44,207)	(7,459)	(170,457)	(13,165)	N/A	N/A

                Such goodwill and other intangible assets were pushed down to the individual reporting units upon adoption of SFAS 142 at January 1, 2002.

                The Group has decided to test for goodwill impairment in accordance with SFAS 142 on January 1 of each fiscal year.

b. Divestiture of subsidiaries

                EITF Issue No. 87-11 “Allocation of Purchase Price to Assets to Be Sold” addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise’s consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. Instead, these amounts should be considered in the purchase price allocation associated with the business combination. IFRS does not allow a similar treatment in regards to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations.

                For the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 under U.S. GAAP these differences result in a reduction to net loss of €630 and €5,472 respectively. No deferred taxes have been recorded on these divestitures because under German tax law, the sale of subsidiaries is a non taxable transaction. Subsequent to April 30, 2002, the Company has started to apply to EITF 90-6 “Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold” for the subsidiaries which were not sold during twelve months following the beginning of the divestiture program. From that point forward results of operations and incremental interest expense incurred in financing the purchase of those entities are reported in the operations of the Group under U.S. GAAP.

                The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was €568 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders’ equity to U.S. GAAP as of both December 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See “New U.S. accounting pronouncements” below for further discussion of the impact of the implementation of this new standard.

                During the twelve months ended December 31, 2002 acquisition goodwill was adjusted by €10,943 to €6,102 to reflect the difference between estimated and released cash flow from the date of acquisition, estimated interest on incremental debt during the holding period to finance the purchase, for those subsidiaries sold until April 30, 2002.

c. Restructuring costs

                In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP (see “New U.S. accounting pronouncements” below for a discussion regarding the initial application of SFAS 146) applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a rebuttable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IFRS. This difference in accounting treatment results in a €640 and €0 increase to net loss during the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

                Based on the difference in provisions, an adjustment to decrease acquisition goodwill totaling €7,147 was recorded under U.S. GAAP. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquisition transactions not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was a decrease to goodwill amortization of €238 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders’ equity to U.S. GAAP as of both December 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See “New U.S. accounting pronouncements” below for further discussion of the impact of the implementation of this new standard.

d. Transaction costs

                Transaction costs totaling €33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions described in Note 3 “Acquisition transactions”. Under IFRS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of “push-down” accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of €33,200 as of the acquisition date and an increase to goodwill amortization of €1,107 during the eight months ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders’ equity to U.S. GAAP as of both December 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See “New U.S. accounting pronouncements” below for further discussion of the impact of the implementation of this new standard.

e. Assembled workforce

                APB Opinion No. 17 “Intangible Assets” (“APB 17”) requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling €15,657 associated with the Group’s assembled workforce as of the date of the acquisition transactions described in Note 3 “Acquisition transactions”. This asset was amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 “Accounting for Income Taxes” requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of €6,263 associated with the Group’s assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group’s assembled workforce forms part of the acquisition goodwill under IFRS and is being amortized over an estimated useful life of 20 years. Under U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of €15,657 and a decrease in goodwill of €9,394 as of the acquisition date, as well as an increase in amortization expense of €1,427 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders’ equity to U.S. GAAP as of both December 31, 2002 and December 31, 2001.

                The Group was required to adopt SFAS 141 “Business Combinations” effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible assets acquired in a business combination completed before July 1, 2001 that do not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance of €13,917 recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142. See “New U.S. accounting pronouncements” below for further discussion of the impact of the implementation of this new standard.

f. Property, plant and equipment

          In accordance with IAS 23, foreign currency gains and losses on borrowing costs directly attributable to construction can be capitalized. Such costs are not capitalizable under U.S. GAAP. An additional €47 of depreciation expense would have been recognized under U.S. GAAP during the four months ended April 30, 2001 as a result of not capitalizing such foreign currency gains in prior years.

                Additionally, under IFRS, impairments must be reversed in certain situations, while under U.S. GAAP impairments on assets to be held for use may not be reversed. During the four months ended April 30, 2001, the Group reversed impairment charges under IFRS of €27 which are not reversed under U.S. GAAP.

g. Provisions for pensions and similar obligations

                The Group’s net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IFRS to U.S. GAAP, the Company has applied SFAS 87 “Employer’s Accounting for Pensions” effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company’s actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. Further, under U.S. GAAP, when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets and the already recognized liability for unfunded accrued pension costs, the excess is immediately recognized as an additional minimum liability. The cost of this is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation, plus the unrecognized prior service costs, and the remainder is charged through other comprehensive income. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in a decrease in net periodic pension cost of €38 for the twelve months ended December 31, 2002 and a decrease in net periodic pension costs and other comprehensive income totaling €95 and €709, respectively, for the four months ended April 30, 2001 and an increase (decrease) in net periodic pension cost and other comprehensive loss totaling €(257) and €2,068, respectively, for the twelve months ended December 31,2000. As of May 1, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group’s pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see Note 3 “Acquisition transactions”).

                At December 31, 2002 the fair value of certain foreign defined benefit plan assets was less than the accumulated benefit obligation, a situation that requires special treatment under SFAS 87. When the accumulated benefit obligation exceeds the fair value of the plan assets and the already recognized liability for unfunded accrued pension costs, the excess is immediately recognized as an additional minimum liability. If an additional minimum liability is recognized, SFAS 87 also prescribes that an amount shall be recognized as an intangible asset of no more than the unrecognized prior service cost. The difference between the minimum liability and the intangible asset is then a charge to other comprehensive income. No similar provision exists under IFRS. These differences in accounting treatment result in a decrease in other comprehensive income totaling €8,074, for the twelve months ended December 31, 2002.

                Under IFRS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement (see “New U.S. accounting pronouncements” below for a discussion regarding the initial application of SFAS 146). In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IFRS. Under U.S. GAAP, such amounts are accrued over the employees’ remaining service period. These differences result in a reduction/(increase) in expense of €1,311, €(547), €81 and €(285) for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001 and the twelve months ended December 31, 2000, respectively.

h. Financial instruments

                In accordance with IFRS effective prior to January 1, 2001, the Group recognized losses from changes in fair values of currency and interest rate derivatives, however, the Group did not recognize income from gains related to such instruments. In comparison, U.S. GAAP during such period required the recognition of both gains and losses from changes in fair value unless certain hedging criteria were met. This adjustment reflects the recognition loss of €2,495 in 2000 related to currency and interest rate derivatives.

i. Equity method investments expense, net

                On January 1, 2002, Constar adopted SFAS No. 142, and completed the required goodwill impairment test, which resulted in an impairment charge of approximately €19,846, which has been recorded as a component of Constar’s €20.7 million loss for the year ended December 31, 2002. In accordance with the provisions of SFAS 142 and APB 18 “The Equity Method of Accounting for Investments in Common Stock”, the Group’s share of Constar’s goodwill impairment charge has been recorded in the Group’s consolidated statement of operations as cumulative effect of change in accounting principle as of January 1, 2002. The difference between the impairment amount of €19,846 under U.S. GAAP and the impairment amount under IAS of €18,657 is due to the additional amortization of goodwill under IAS from January to October 2002, which has been recorded in proportionate share of investees’ income (losses) under IAS (see Note 18 “Equity method investments”).

j. Tax effect of U.S. GAAP adjustments

                This reconciliation item includes all tax effects due to the aforementioned reconciling items.

k. Cumulative translation adjustment

                Upon the adoption of SFAS 142 the Group allocated goodwill to the individual reporting units. This reconciliation item represents the net foreign exchange effect of this allocation.

Additional U.S. GAAP information

Acquisition transactions

                As a result of the acquisition transactions (see Note 3 “Acquisition transactions”), Messer Griesheim has become a wholly-owned subsidiary of Messer Griesheim Holding AG, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires “push-down” of the Messer Griesheim Group GmbH & Co. KGaA’s basis under U.S. GAAP in accordance with EITF Topic D-97 “Push-Down Accounting”, and SAB No. 54 “ “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase”. The “pushdown” of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IFRS. The U.S. GAAP reconciliation of net loss for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and stockholders’ equity as of December 31, 2002 and 2001 also reflect differences arising from the new bases of accounting under U.S. GAAP and IFRS.

                The consolidated financial statements reflect the deferred notes payable to Hoechst (see Note 3 “Acquisition transactions”) by the Group’s parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IFRS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IFRS or U.S. GAAP.

Statement of operations

                Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income.

                U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IFRS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements (see Note 13 “Divestiture program”). As a result, there is no difference between IFRS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries.

Balance sheet

                Certain items in the consolidated balance sheets would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program which are classified as “available for sale” under IFRS and which are no longer presented as “available for sale” under U.S. GAAP.

                In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of December 31, 2002 and December 31, 2001 €22,737 and €6,227, respectively, would be classified as current deferred tax assets and €2,846 and €4,041, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carry forwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carry forwards or credits will not be realized. Under IFRS, a deferred tax asset should be recognized for the carry forwards of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets related to tax loss carry forwards amounted to €27,869 and €130,310, net of valuation allowances of €5,471 and €3,471 as of December 31, 2002 and December 31, 2001, respectively.

Cash flow statement

                The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income

                SFAS No. 130 “Reporting Comprehensive Income” requires the reporting of comprehensive income, which includes all changes in stockholders’ equity except those resulting from investments by or distributions to shareholders.

                Statement of comprehensive income for the twelve months ended December 2002, the eight months ended December 31, 2001, the four months ended April 30, 2001, and the twelve months ended December 31, 2000, respectively:

	Successor		Predecessor
	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000

Net loss in accordance with U.S. GAAP	(67,828)	(66,555)	(13,437)	(179,779)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(71,507)	14,939	3,522	31,091
Change in fair value of derivative financial instruments, net of deferred taxes of €6,293 and €5,024, respectively	(7,744)	(9,199)	—	—
Additional minimum pension liability, net of deferred tax €3,645, €0, €0 and €0, respectively	(8,074)	—	(709)	(2,068)
Comprehensive loss, net of tax	(155,153)	(60,815)	(10,624)	(150,756)

Hyperinflation

                In accordance with IFRS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

                In June 1998, the FASB issued SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 was subsequently amended by SFAS 137 “Deferral of the Effective Date of FASB 133”, which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

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

                Although IAS 39 and SFAS 133, as amended, are similar in many respects, the transition adjustments resulting from the adoption of IAS 39 must be reported in shareholders’ equity, whereas the transition adjustments resulting from adoption of SFAS 133, as amended, must be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS 133 did not have a material impact on the Group’s consolidated financial statements.

                In September 2000, the FASB issued SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125”. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001, except for certain disclosure requirements which were effective December 31, 2000. Adoption of this replacement standard did not have a material effect on the Group’s consolidated financial statements.

                Effective July 1, 2001, the Group adopted Statement 141 “Business Combinations” and certain provisions of SFAS 142 “Goodwill and Other Intangible Assets”.  The Group adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

                Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001. As of December 31, 2001, the amount of unamortized goodwill under U.S. GAAP was €598,756. Unamortized assembled workforce totaled €13,917 as of December 31, 2001, was required to be reallocated to goodwill upon adoption of SFAS 141 and SFAS 142. Related deferred tax liabilities of €5,567 were also required to be eliminated through a corresponding reduction under U.S. GAAP. The amount of unamortized goodwill under U.S. GAAP as of December 31, 2002 was €566,744.

                As discussed above, upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. As a consequence, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance upon adoption of SFAS 142. This evaluation did not result in any other significant reclassifications. Upon adoption of SFAS 142, the Group was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized as a result of these impairment tests, as the Group did not identify any intangible asset as having an indefinite useful life.

                SFAS 142 requires the Group to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. By June 30, 2002, the Group determined the fair value of each reporting unit and compared it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication existed that the reporting unit goodwill may be impaired and the Group then had to perform the second step of the transitional impairment test. In the second step, the Group then, had to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Group has performed this second step of the impairment test in the fourth quarter 2002 and recognized a transitional impairment loss of €7,713 for the additional goodwill under U.S. GAAP as the cumulative effect of a change in accounting principle in the reconciliation of net loss to U.S. GAAP for the twelve months ended December 31, 2002.

                In August 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Group has started its analysis of the new pronouncement, but has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

                In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the

disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the Group’s consolidated financial statements. However, the Group has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Group has also noted that the provisions of SFAS 144 supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise (see Note 40b) and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IFRS relating to operations and entities included in the divestiture program would not have occurred.

                The FASB issued SFAS 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, on April 30, 2002. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS 145, the Group is required to apply the criteria in APB Opinion No. 30, in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS 4 is effective to fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Group’s consolidated financial statements.

                In July 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Group’s consolidated financial statements.

                In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guaranties entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements (see Note 33 “Commitments and contingencies”) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

                In November 2002, the Emerging Issue Task Force („EITF”) reached a final consensus on EITF 00-21, „Revenue arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for the Group in its financial statements beginning July 1, 2003. The Group will apply the consensus prospectively in 2003. The Group is currently determining the impact of the adoption of EITF 00-21 on the Group’s consolidated financial statements but does not believe that the adoption of the consensus will have a material impact.

                In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies — regardless of the accounting method used — by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

                The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

                The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 37, “Stock purchase and option plan”.

                In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

                The adoption of the disclosure requirements under Interpretation No. 46 did not have consequences on the Group’s consolidated financial statements. Similarly, the full adoption of Interpretation No. 46 is not expected to have a material impact on the Group’s consolidated financial statements.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

SINGAPORE SYNGAS PTE LTD.

SINGAPORE SYNGAS PTE LTD

STATEMENT OF OPERATIONS (unaudited)

For the ten months ended October 31, 2002 and the twelve months ended December 31, 2001

(All amounts in thousands of US$, unless otherwise stated)

	Notes	Ten months ended October 31, 2002	Twelve months ended December 31, 2002
Net sales	3	39,773	34,933
Cost of Sales		(34,275)	(52,211)
Gross Profit (Loss)		5,498	(17,278)
Distribution and Selling Costs		(216)	(430)
General and Administrative Costs		(3,606)	(5,578)
Other Operating Expense		(1,609)	(7,252)
Operating Profit (Loss)		67	(30,538)
Interest Expense, Net	4	(5,117)	(11,384)
Loss before Income Taxes		(5,050)	(41,922)
Income Taxes	6	—	—

Net Profit (Loss)		(5,050)	(41,922)

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

BALANCE SHEET (unaudited)

As of October 31, 2002 and as of December 31, 2001

(All amounts in thousands of US$, unless otherwise stated)

	Notes	2002	2001
Assets
Land improvement and building, plant and equipment	10	91,552	83,528

Non-current assets		91,552	83,528
Trade accounts receivable, net	8	6,313	4,872
Other receivables and other assets	9	276	334
Receivables From An Affiliated Corporation	8	—	1,443
Cash and cash equivalents	7	2,249	771

Current assets		8,838	7,420

Total assets		100,390	90,948

Stockholders’ equity/(deficit) and liabilities
Subscribed capital of Singapore Syngas Pte Ltd	13	62	62
Accumulated deficit		(181,156)	(176,106)

Stockholders’ (deficit)		(181,094)	(176,044)
Finance lease creditor, less current portion	11	631	650
Due to shareholders	11	270,661	255,156

Non-current liabilities		271,292	255,806
Trade accounts payable		9,829	8,196
Payables to affiliated corporations		306	2,544
Other creditors		11	415
Finance lease creditor	11	46	31

Current liabilities		10,192	11,186

Total stockholders’ equity/(deficit) and liabilities		100,390	90,948

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (unaudited)

For the ten month ended October 31, 2002 and twelve months ended December 31, 2001

(All amounts in thousands of US$, unless otherwise stated)

	Subscribed Capital	Accumulated deficit	Total stockholders’ equity/(deficit)
Balance as of January 1, 2001	62	(134,184)	(134,122)

Net loss	—	(41,922)	(41,922)

Balance as of December 31, 2001	62	(176,106)	(176,044)

Net loss	—	(5,050)	(5,050)

Balance as of October 31, 2002	62	(181,156)	(181,094)

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

CASH FLOW STATEMENT (unaudited)

For the ten months ended October 31, 2002 and the twelve months ended December 31, 2001

(All amounts in thousands of US$, unless otherwise stated)

	2002	2001
Loss before income taxes	(5,050)	(41,922)
Adjustment for:
Interest income	(30)	(95)
Interest expense	5,107	11,479
Depreciation	4,071	2,961
Loss On Disposal Of Plant & Equipment	—	4,519
Changes in trade receivables, other receivables and other assets	(1,386)	(546)
Changes in trade accounts payable and other liabilities	1,229	(2,071)
Affiliated corporations	(795)	(4,318)
Interest received	30	95

Cash flow from operating activities	3,176	(29,898)

Payment for land improvement and building, plant and equipment	(12,094)	(1,215)

Cash flow from investing activities	(12,094)	(1,215)

Repayment Of Corporate Debt	—	(131,000)
Proceeds from amounts from shareholders	10,400	167,912
Repayment of finance lease liability	(4)	(27)
Interest Expense Paid	—	(6,757)

Cash flow from financing activities	10,396	30,128

Cash flow from operating, investing and financing activities	1,478	(985)
Cash and cash equivalents:
at beginning of year	771	1,756

at end of year	2,249	771

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

NOTES TO THE FINANCIAL STATEMENTS (unaudited)

As of October 31, 2002 (Amounts in thousands of US$, unless otherwise stated)

1.             Background

                The Company was incorporated in Singapore on June 18, 1993. Under a contractual agreement entered into on January 31, 1998 between Messer Griesheim GmbH, incorporated in Germany and Texaco Nederland B.V., incorporated in the Netherlands, Messer Griesheim GmbH owns 75% equity interest and Texaco Nederland B.V. owns 25% equity interest in the Company. This arrangement was revised to a 50%-50% ownership interest per the amended and restated Shareholders’ Agreement dated December 21, 1999. In addition, a put option agreement dated December 20, 1999, was also entered into between Messer Griesheim GmbH and Texaco Nederland B.V. which granted Texaco Nederland B.V. a put option to reduce its shareholding to 25% by requiring Messer Griesheim GmbH to re-purchase all or a portion of the option shares.

                On April 30, 2001, Messer Griesheim GmbH transferred its 50% interest in the Company to Messer Griesheim Singapore Holdings GmbH (formerly known as Diogenes Neunzehnte Vermoegensverwaltungs GmbH), a limited liability company incorporated and existing under the laws of Germany for €1.

                The put option agreement was modified on March 29, 2001. Under the modified put option agreement, Messer Griesheim GmbH purchased from Texaco Nederland B.V., the outstanding shareholder loans made by Texaco Nederland B.V. to the Company in excess of Texaco Nederland B.V.’s 25% proportionate equity interest in the Company and related funding obligations. Messer Griesheim GmbH paid a purchase price of $15,139 for the loans. In exchange, Texaco Nederland B.V. agreed that Aventis S.A. (the holding corporation of Hoechst Aktiengesellschaft) can require Texaco Nederland B.V. to exercise the put option with respect to 25% of the shares in the Company at any time on or after May 1, 2001, and no later than June 30, 2001, for a consideration of US$1. In addition, the Company’s shares will be transferred directly to Messer Griesheim Singapore Holdings GmbH, and not to Messer Griesheim GmbH.

                On June 20, 2001, Texaco Nederland B.V. exercised the put option to transfer 25% of the shares in the Company to Messer Griesheim Singapore Holdings GmbH.

                As a result of the transactions described above, the Company was 75% owned by Messer Griesheim Singapore Holdings GmbH and 25% owned by Texaco Nederland B.V. as at December 31, 2001. Messer Griesheim Singapore Holdings GmbH is owned by Aventis Regional Treasury Asia Pacific Pte Ltd (39%), Messer International GmbH (39%), Bandinelli GmbH (11%) and Messer Singapore Management Holding GmbH (11%).

                During this financial period, Messer Griesheim Singapore Holdings GmbH sold its 75% shareholdings in the Company to ChevronTexaco Singapore Energy Company, a company incorporated in Mauritius.  This transaction was completed on October 30, 2002.  As at October 31, 2002, the Company was 75% owned by ChevronTexaco Singapore Energy Company and 25% owned by Texaco Nederland B.V., and is therefore no longer related to Messer Griesheim Holding AG.

                The address of the Company’s registered office is

                5 Shenton Way

                #26-05/07

                UIC Building

                Singapore 068808

                The principal activities of the Company are the designing, building and operation of a synthesis gas (“syngas”) plant for production and distribution of synthesis gas and other related products.

                There have been no significant changes in the nature of these activities during the financial period.

                The Company had sustained losses from its operations and had a net capital deficit of US$181,094 million as at

October 31, 2002. Due to technical difficulties encountered in the start-up of the operation of the syngas plant, the syngas plant was unable to achieve a level of operation which is commercially viable as well as allowing the Company to generate sufficient cash flows to service their operational needs and their debt obligations. The Company historically had relied on loans from third parties and shareholders to fund its operations. During the financial year ended December 31, 2002, the Company had made full repayment of all outstanding bank loans, together with all other amounts due and owing under the bank agreement from further loans given by the then existing shareholders (Messer Griesheim Singapore Holdings GmbH (“Messer Holding”) and Texaco Nederland B.V.). On June 11, 2001, the syngas plant achieved commercial operation. However, the cash flows from operations are not expected to fully cover the Company’s cash needs for the foreseeable future, expected due to substantial costs to overcome the initial technical difficulties encountered, as well as further costs required to ensure the continuous smooth operation of the plant. The Company had obtained letters of financial support from its then existing shareholders to delay repayment of the amounts due to them by the Company for a period of at least twelve months from April 5, 2002 and, thereafter, would demand repayment only if the cash flows of the Company permit repayment at that time. However, the Company was not able to obtain firm commitments from the shareholders of Messer Holding to finance its operations and to repay existing liabilities.

                The Company had obtained a letter of financial support from Texaco Nederland B.V. that it will not demand repayment of the amounts due to Texaco Nederland B.V. by the Company for a period of at least twelve months from April 5, 2002 and, thereafter, Texaco Nederland B.V. and the Company will negotiate the deferred and future payments due under the loan agreement and determine how the Company will settle such payments.

                On this basis, a substantial doubt exists regarding the Company’s ability to continue as a going concern for the foreseeable future.

                Notwithstanding this doubt, the directors of the Company believe that the shareholders will continue to provide required reasonable necessary funds needed to operate the syngas plant until the syngas plant will be able to generate sufficient cash flows from operating activities to finance the operations of the syngas plant in the normal course of business.

2.             Accounting policies

Basis of preparation

                The financial statements are prepared in accordance with and comply with accounting principles generally accepted in Singapore (SGAAP).

In 2001, the Company adopted the following standards:

SAS 8 (Revised 2000)	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	Events Occurring after the Balance Sheet Date
SAS 17 (Revised 2001)	Employee Benefits
SAS 31	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	Financial Instruments-Disclosure and Presentation

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

                Depreciation of land improvement and building, plant and equipment is calculated on a straight line basis over their expected useful lives as follows:

Land improvement and building	25 years
Plant, machinery and equipment	5-20 years
Office equipment and furniture and fittings	3-5 years

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

Impairment of assets

                At each balance sheet date, an assessment is made as to whether there is any indication that the Company’s assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the asset is reduced to its recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future that support a higher carrying amount.

                The recoverable amount is defined as the higher of the asset’s net selling price or value in use. The value in use of the assets is estimated based on forecasted future cash inflows and outflows to be derived from the continuing use of the assets and from the estimated net proceeds on disposal at the end of its useful life, discounted to present value using an appropriate discount rate.

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

Pipeline sales and revenue recognition

                The Company’s plant was constructed primarily for an agreement with a major customer, Celanese Singapore (Pte) Ltd (“Celanese”) for the supply of carbon monoxide gas. The agreement is for a period of twenty years, and contains take-or-pay minimum purchase requirements, price escalation provisions and certain penalty provisions for non-performance. Under the terms of the agreement, revenue is recognized when delivery has taken place and the customers have accepted the product. If the deliverables are below the minimum level, the Company will accrue for the minimum amount of revenue due from customers.

                Interest income is accrued on a day to day basis.

Affiliated corporations

                In these financial statements, the term “affiliated corporations” refers to companies or corporations which are related to the shareholders.

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

Currency translation

                The Company’s financial records are maintained in United States dollars (US$). Transactions in other currencies during the year, which are denominated in currencies other than US$, are converted to US$ at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities expressed in currencies other than US$ are converted into US$ at the rates of exchange ruling at the balance sheet date. Differences on exchange are included in the statement of operations.

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

3.             Sales

	2002	2001
Sale of gases	39,773	34,933

4.             Interest expense, net

	2002	2001
Interest on bank deposits	30	95

Interest expense
—Bank loans	—	(4,026)
—Loans from shareholders	(5,107)	(7,403)
—Finance leases	(40)	(50)
	(5,147)	(11,479)
Interest expense, net	(5,117)	(11,384)

5.             Staff costs

	2002	2001
Wages and salaries costs	(2,336)	(3,239)
Employer’s contribution to Central Provident Fund	(311)	(355)
Staff costs recharged by shareholders	(491)	(838)

	(3,138)	(4,432)

                Number of persons employed at October 31, 2002:

	2002	2001
Full time	87	82

6.             Taxation

                At October 31, 2002, the Company has the following estimated unutilized tax losses, unabsorbed capital allowances and unabsorbed investment allowances available for offsetting against future taxable income subject to confirmation by the tax authorities.

	2002	2001
Unutilized tax losses	(79,980)	(79,000)
Unabsorbed capital allowances	(233)	(233)
Unabsorbed investment allowances	(61,000)	(61,000)
	(141,213)	(140,233)

                Included in the above unutilized tax losses are claims for tax deductions in respect of pre-operating expenses and capitalized interests which may be disputed by the tax authorities and hence should only be considered available subject to the agreement with the tax authorities. Details of pre-operating expenses and capitalized interests are as follows:

	2002	2001
Pre-operating expenses	(4,409)	(4,409)
Capitalized interests	(9,655)	(9,655)
	(14,064)	(14,064)

                No deferred tax asset has been recognized in relation to the unutilized tax losses, unabsorbed capital allowances and unabsorbed investment allowances as the directors of the Company do not have a reasonable expectation of their realization against future income in the near foreseeable future.

                In addition, the Company has potential tax benefits of approximately US$21,500 representing the excess of impairment charges and depreciation for the plant over capital allowances claimed calculated at the current tax rate of 22%. These potential tax benefits have not been recognized in the financial statements.

7.             Cash and cash equivalents

	2002	2001
Cash at bank and on hand	1,709	442
Fixed deposits	540	329
	2,249	771

                The fixed deposits have been placed as securities for banker’s guarantees issued to the Company’s suppliers.

8.             Receivables

	2002	2001
Trade debtors	6,527	5,086
Less: Provision for doubtful trade debts	(214)	(214)
	6,313	4,872
Due from a related company — trade	—	1,941
Due from affiliated corporations non-trade	—	2
Less: Provision for doubtful non-trade debts, related party	—	(500)
	6,313	6,315
Movements in provision for doubtful trade debts are as follows:
Balance at the beginning of the financial period	214	—
Provision made during the financial period	—	214
Balance at the end of the financial period	214	214

Movements in provision for doubtful non-trade debts, related party are as follows:
Balance at the beginning of the financial period	500	400
Provision made during the financial year	—	500
Amount written back during the financial year	—	(400)
Amount utilised during the financial period	(500)	—
Balance at the end of the financial period	0	500

Due to the sale of the company, all intercompany relations with Messer Holding AG have been settled.

9.             Other current assets

	2002	2001
Sundry deposits	142	320
Sundry prepayments	131	—
Sundry debtors	3	14
	276	334

10.          Land improvement and building, plant and equipment

	Land improvement and building	Plant, machinery and equipment	Office equipment and furniture and fittings	Capital work in progress	Total
Acquisition or production cost
Balance as of January 1, 2002	2,646	82,908	1,061	155	86,770
Additions	2	11,205	132	755	12,094
Balance as of October 31, 2002	2,648	94,113	1,193	910	98,864
Accumulated depreciation
Balance as of January 1, 2002	445	2,347	450	—	3,242
Depreciation charge	125	3,724	221	—	4,070
Balance as of October 31, 2002	570	6,071	671	—	7,312

Net book value as of January 1, 2002	2,201	80,561	611	155	83,528
Net book value as of October 31, 2002	2,078	88,042	522	910	91,552

(a)                                  At the balance sheet date, the net book value of land improvement and building, plant and equipment of the Company under the finance lease arrangements amounted to US$636.

(b)                                 On February 15, 1998, the Company entered into an agreement with Celanese for the supply of carbon monoxide gas. Under the terms of the agreement, the Company was required to design and construct an integrated syngas plant for the production and distribution of synthesis gas including carbon monoxide, hydrogen and other gases. The agreement with the Celanese required the Company’s plant to be able to achieve “Commercial Operation” by July 1, 2000. “Commercial Operation” was defined in the agreement as the operations of the plant following successful completion of the Initial Demonstration that is, a test operation for 10 consecutive days during which the plant shall produce carbon monoxide meeting certain specified properties and volume. Although the plant was constructed by that date, the syngas plant was not able to operate at the level to enable the Company to meet its obligation to supply carbon monoxide at the required level because of technical and operational problems in the construction of the syngas plant. Substantial remediation work was carried out on the various processes, resulting in significant cost overruns.

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

                The Company only achieved Commercial Operation on June 11, 2001, which resulted in liquidated damages payable to Celanese amounting to US$7 million for the period from April 1, 2001 to May 31, 2001. This amount had been paid by the Company’s then two shareholders.

11.          Finance lease creditor

(a)                                 Current

	2002	2001
Finance lease liabilities (note 1)	46	31

                The bank loans were to be repaid by 24 semi-annual instalments commencing on June 20, 2001. On April 19, 2001, the Company served an irrevocable notice to the bank that they shall effect, on June 30, 2001, full repayment of all bank loans outstanding, together with all other amounts then due and owing under the bank agreement. On June 20, 2001, the

Company made full repayment of all outstanding bank loans, together with all other amounts due and owing under the bank agreement from further loans given by the then shareholders.

(b)           Non-current

	2002	2001
Loans from shareholders	250,956	240,366
Interest payable on loans from shareholders	19,705	14,790
Due to shareholders (note 1)	270,661	255,156
Finance lease liabilities (note 12)	631	650
	271,292	255,806

                One of the two current shareholders of the Company had given its irrevocable commitment that it would not demand for repayment of the amounts due by the Company for a period of at least twelve months from April 5, 2002 and, thereafter only if the cash flows of the Company permit repayment at that time. The other shareholder had given its irrevocable commitment that it would not demand for repayment of the amounts due by the Company for a period of at least twelve months from April 5, 2002 and, thereafter the shareholder and the Company will negotiate the deferred and future payments due under the loan agreement and determine how the Company will settle such payments. The loans from shareholders are unsecured and are repayable by June 30, 2010.

(c)           Effective interest rates

                The effective interest rates per annum on the Company’s borrowings are as follows:

	2002	2001
Loans from shareholders	0 to 2.43%	2.58 to 6.81%
Finance lease liabilities	7.5%	7.5%

(d)                                 Carrying amounts and fair values

(i)                                     The borrowing rates for the loans from shareholders are variable and are based on a fixed margin over the lending bank’s cost of funds. The directors expect these rates to be similar to the rates that would be available to the Company at the balance sheet date. Accordingly, the carrying amounts of the loans from shareholders approximate their fair values.

(ii)                                  The carrying amounts of the following financial assets and liabilities approximate to their fair value: cash, trade receivables and payables, other receivables and payables and finance lease creditors.

12.          Finance lease liabilities

	2002	2001
Minimum lease payments payable:
Not later than one financial year	94	81
Later than one financial year but not later than five financial years	325	323
Later than five financial years	618	675
	1,037	1,079
Finance charges allocated to future periods	(360)	(398)
	677	681
Included in:
Current liability [note 11(a)]	46	31
Non-current liabilities [note 11(b)]	631	650
	677	681

13.          Subscribed capital

(a)                                  The authorized number of ordinary shares is 100,000 shares with a par value of S$1 per share.

(b)                                 Issued and fully paid ordinary share capital

	2002	2001
Balance at the beginning and end of the financial period
—100,000 ordinary shares of S$1 each	62	62

As at October 30, 2002, Messer Griesheim Singapore Holdings GmbH sold its 75% shareholdings in the Company to ChevronTexaco Singapore Energy Company as discussed in Note 1 “Background”. Hence, the Company is no longer related to the Messer and Aventis groups of companies.

14.          Capital commitments

	2002	2001
The Company has the following commitments which are not provided for in the financial statements at October 31, 2002:
Commitment for expenditure on land improvement, building, plant and equipment	2,996	544
Expenditure approved by the directors	4,437	1,601
	7,433	2,145

15.          Commitments

(a)                                 Operating lease commitment

                The Company has lease rental commitment in respect of leasehold land that is due to expire on March 15, 2028. The present annual rent of US$681 is subject to revision on March 16 every year based on the market rate at the date of the revision but subject to a maximum increment of 5.5% of the annual rent of the immediate preceding year.

                The future minimum lease payments under non-cancellable operating lease are payable as follows:

	2002	2001
Not later than one financial year	740	740
Later than one financial year but not later than five financial years	2,961	2,961
Later than five financial years	15,132	15,699
	18,833	19,400

(b)                                 Other commitments

(i)                                     On April 1, 2001, the Company and Celanese agreed on an amended and restated agreement for a period of twenty years commencing July 1, 2001. Under the amended and restated agreement, the supply period begins on July 1, 2001 and continues for a period of twenty years. Under the terms of the agreement, the Company is required to provide Celanese with a specified amount of carbon monoxide for which Celanese pays a Base Facility Fee. Should the Company fail to provide the minimum required amount of carbon monoxide as provided in the amended and restated agreement, the Base Facility Fee will be reduced by an amount proportionate to the under-supplied carbon monoxide. Failure by either party to honor the contract for its full twenty-year term is subject to legal action under the laws of the State of New York.

(ii)                                  On December 21, 1999, the Company entered into an agreement for the supply of oxygen gas with an affiliated company. The agreement is for a period of twenty years and contains take-or-pay minimum purchase requirements and price escalation provisions. The Company is charged by the related company for the supply of oxygen gas at a subsidized rate in exchange for free supply of power to the affiliated company to enable it to operate the air separation unit to supply this oxygen. As at October 29, 2002, the Company purchased this air separation unit from this affiliated company. This agreement was therefore no longer applicable.

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

                During this financial period, the Company finalized and signed the supply offtake agreement.

16.          Related party transactions

                During the financial period, the following significant transactions took place between the Company and its affiliated corporations on terms agreed between the parties:

	2002	2001
Purchase of fixed assets from affiliated company	11,000	—
Interest on loans payable to shareholders	5,107	7,403
Purchases of materials in connection with operations of the plant from affiliated companies	2,005	1,366
Reimbursements from an affiliated corporation for expenses incurred in connection with the installation of an air separation unit	—	551
Reimbursements from an affiliated corporation for operating expenses incurred	—	37
Reimbursements to affiliated corporations for operating expenses incurred	612	11
Reimbursements to a related company for operating expenses incurred	—	187
Reimbursements to affiliated corporations for plant and start-up support	—	1,511
Reimbursements from a related company for expenses incurred in connection with operating and maintaining of an air separation unit	3,899	2,067
Reimbursements from a related company for expenses incurred in connection with construction of oxygen and nitrogen pipelines	—	194

                In addition to the above-mentioned transactions, the Company entered into the following transactions with a related company:

(a)                                  The Company is charged for the supply of oxygen gas by a related company at a subsidised rate in exchange for free supply of power to the related company to enable it to operate the Air Separation Unit to supply oxygen to the Company.

(b)                                 The Company charges an affiliated company within the Messer Group for the supply of hydrogen gas at an agreed price that is significantly lower than the price determined on an arms’ length basis in consideration of the affiliated company constructing a vacuum flash unit for the use of the Company. The construction cost of the equipment of US$11,329 is fully borne by the affiliated company while the Company is required to upkeep and maintain the equipment. The estimated useful life of the vacuum flasher unit is twenty years and the Company has unrestricted rights to use this equipment. The notional depreciation charge related to this equipment which was not recorded by the Company is US$566 per year.

17.          Reconciliation of SGAAP to IAS (Unaudited)

                The financial statements have been prepared in accordance with SGAAP, which differs in certain significant respects from IAS. Had IAS been adopted, it would not result in differences to net loss and stockholders’ deficit as reported in accordance with SGAAP.

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

Cash flow statement

                The cash flow statement is prepared in accordance with SAS 7, which is comparable to IAS 7. Under SGAAP, expenses incurred during the construction of the plant are taken up as pre-operating expenses in the balance sheet and considered as investing activities. Under IAS, such expenses are not directly related to the construction of the plant and are required to be expensed when incurred and are therefore considered as operating activities. As a result in 2002, there were no payment for pre-operating expenses and other receivables, deposits and prepayments would be presented as operating instead of investing activities.

18.          Reconciliation of IAS to U.S. GAAP (Unaudited)

                The financial statements prepared in accordance with SGAAP have been reconciled to IAS as shown in Note 18. IAS differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Had U.S. GAAP been adopted, it would result in certain differences to net loss and stockholders’ deficit as compared to the amounts reported in accordance with IAS. These differences are set out in the tables below:

                Reconciliation of net loss to U.S. GAAP:

	Notes	2002	2001
Net loss under IAS		(5,050)	(41,922)
U.S. GAAP adjustments:
Land improvement and building, plant and equipment	a	—	—
Depreciation adjustment due to impairment provision	b	(4,065)	(2,439)

Net loss under U.S. GAAP		(9,115)	(44,361)

                Reconciliation of stockholders’ deficit to U.S. GAAP:

	Notes	2002	2001
Stockholders’ deficit as reported in the balance sheets under IAS		(181,094)	(176,044)
U.S. GAAP adjustments:
Land improvement and building, plant and equipment	a	97,560	97,560
Depreciation adjustment due to impairment provision	b	(6,504)	(2,439)

Stockholders’ deficit under U.S. GAAP		(90,038)	(80,923)

a. Land improvement and building, plant and equipment

                Under IAS 36, impairment of long-lived assets is determined based on a comparison of the assets’ recoverable amount to the carrying value. The recoverable amount is defined as the higher of the assets’ net selling price and value in use. Value in use is based on discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For assets held for use, fair value is generally computed using the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Under U.S. GAAP, if there is a triggering event, assets to be held and used are analyzed for impairment based on a comparison of book value to the undiscounted cash flows expected to arise from the continuing use of an asset. If the undiscounted cash flows are less than the carrying value of the assets, then an impairment is recorded. The amount of the impairment to be recognized is the difference of the fair value and the carrying amount of the assets.

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

b. Depreciation adjustment due to impairment provision

                Under IAS, a lower depreciable asset base due to the recognition of the impairment provision resulted in a lower depreciation amount. However, since this impairment provision was not recognized under U.S. GAAP, adjustment is made to increase the depreciation amount for the 10-months’ financial period 2002 due to a higher depreciable asset base. The same adjustment was only for a six month period in 2001, corresponding to the actual operations of the plant.

Additional U.S. GAAP information

Deferred taxation

                Under IAS 12, tax loss carryforwards and other credits are recognized as deferred tax assets if future realization of a tax benefit is probable. Under U.S. GAAP, tax loss carryforwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that the tax benefit related to the utilization of such tax loss carryforwards or credits will not be realized. Deferred tax asset (before valuation allowance) amounted to $31,067 at October 31, 2002. A full valuation allowance for the deferred tax assets recognized under U.S. GAAP had been provided. As a result, no deferred tax effect exists as of October 31, 2002.

New U.S. accounting pronouncements

                In June 1998, the FASB issued SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 was subsequently amended by SFAS 137 “Deferral of the Effective Date of FASB 133”, which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedge Activities-an amendment of FASB Statement No. 133” which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

                SFAS 133, as amended, established accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. Similar to IAS 39, SFAS 133, as amended, required the Group to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. SFAS 133, as amended, was adopted by the

Company effective January 1, 2001. Adoption of this standard did not have a material effect on the Company’s financial statements.

                In September 2000, the FASB issued SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB No. 125”. This statement revised the standards for accounting for securitizations and other transfers of financial assets and collateral and required certain financial statement disclosures. SFAS 140 was effective for transactions occurring after March 31, 2001 except for certain disclosure requirements which were effected December 31, 2001. Adoption of this replacement standard did not have a material effect on the Company’s consolidated financial statements.

                In July 2001, the FASB issued SFAS 141 “Business Combinations”, and SFAS 142 “Goodwill and Other Intangible Assets”. These pronouncements significantly changed the accounting for business combinations, goodwill and intangible assets. SFAS 141 required that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specified criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Adoption of these standards did not have a material effect on the company’s financial statements.

                In August 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations”. This Statement addressed financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Company has not yet completed its analysis of the new pronouncement and has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

     In August 2001, the FASB approved for issuance SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, with earlier adoption encouraged. The Company has not yet completed its analysis of the new pronouncement and has not yet determined whether the adoption of the new pronouncement will have a material effect on the financial statements.

In July 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or exit or disposal activity. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Group’s consolidated financial statements.

The FASB issued SFAS 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, on April 30, 2002. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS 145, the Group will be required to apply the criteria in APB Opinion No. 30, in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. While early adoption of the provisions related to the rescission of statement No. 4 is encouraged, the Group has decided to adopt SFAS 145 effective January 1, 2003. Upon adoption, the Group will have to reclassify prior period items that do not meet the extraordinary item classification criteria in Opinion No. 30. Adoption of this standard is not expected to have a material effect on the Group’s consolidated financial statements.

INDEX TO FINANCIAL STATEMENTS

SINGAPORE SYNGAS PTE LTD.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors

of Singapore Syngas Pte Ltd

                We have audited the accompanying balance sheet of Singapore Syngas Pte Ltd (the “Company”) as of December 31, 2000, and the related statement of operations, of cash flows and of changes in stockholders’ equity for the year ended December 31, 2000, all expressed in United States of America dollar (US $). These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

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

                The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has been impacted by operational difficulties resulting in losses from operations and it has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the resolution of this uncertainty.

                SGAAP varies in certain significant respects from International Accounting Standards (IAS). The application of the latter would have affected the determination of results of operations expressed in US $ for the year ended December 31, 2000 and the determination of stockholders’ equity also expressed in US $ at December 31, 2000 to the extent summarized in Note 20 to the financial statements.

                IAS varies in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 of Form 20-F. The application of the latter would have affected the determination of results of operations expressed in US $ for the year ended December 31, 2000 and the determination of stockholders’ equity also expressed in US $ at December 31, 2000 to the extent summarized in Note 21 to the financial statements.

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

SINGAPORE SYNGAS PTE LTD

BALANCE SHEETS

As of December 31, 2000 and 1999

(All amounts in thousands of US $, unless otherwise stated)

	Notes	2000	1999
			(unaudited)
Assets
Land improvement and building, plant and equipment	7	89,793	122,121
Pre-operating expenses	8	—	4,442
Non-current assets		89,793	126,563
Trade accounts receivable, net		3,048	—
Other receivables and other assets	9	1,612	1,013
Receivables from an affiliated corporation	10	573	—
Cash and cash equivalents	11	1,756	1,796
Current assets		6,989	2,809
Total assets		96,782	129,372

Stockholders’ equity/(deficit) and liabilities
Subscribed capital of Singapore Syngas Pte Ltd	12	62	62
Accumulated deficit		(134,184)	—
Stockholders’ (deficit)/equity		(134,122)	62
Commitments and contingencies	17	—	—
Finance lease creditor, less current portion	13	679	—
Corporate debt, less current portion	14	—	81,422
Due to shareholders, less current portion	15	79,841	—
Non-current liabilities		80,520	81,422
Corporate debt	14	131,000	31,664
Trade accounts payable		10,150	—
Payables to affiliated corporations		5,992	4,925
Due to shareholders	15	—	6,982
Other creditors	16	3,213	4,317
Finance lease creditor	13	29	—
Current liabilities		150,384	47,888
Total stockholders’ equity/(deficit) and liabilities		96,782	129,372

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2000, 1999 and 1998

(All amounts in thousands of US$, unless otherwise stated)

	Subscribed capital	Accumulated deficit	Total stockholders’ equity/(deficit)

Balance as of January 1, 1998 (unaudited)	—	—	—
Share capital	62	—	62
Net loss	—	—	—
Balance as of December 31, 1998 (unaudited)	62	—	62
Net loss	—	—	—
Balance as of December 31, 1999	62	—	62
Net loss	—	(134,184)	(134,184)
Balance as of December 31, 2000	62	(134,184)	(134,122)

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2000, 1999 and 1998

(All amounts in thousands of US$, unless otherwise stated)

	2000	1999	1998
		(unaudited)	(unaudited)

Loss before income taxes	(134,184)	—	—
Adjustment for:
Interest income	(114)	—	—
Interest expense	7,358	—	—
Depreciation	259	—	—
Amortization of pre-operating expenses	4,442	—	—
Impairment charge on land improvement and building, plant and equipment	97,560	—	—
Changes in trade receivables, other receivables and other assets	(3,647)	—	—
Changes in trade accounts payable and other liabilities	6,537	—	—
Affiliated corporations	(65)	(1,045)	—
Interest received	114	—	—
Cash flow from operating activities	(21,740)	(1,045)	—
Payment for land improvement and building, plant and equipment	(58,963)	(88,171)	(21,721)
Payment for pre-operating expenses	—	(4,061)	(360)
Other receivables, deposits and prepayments	—	(950)	(62)
Cash flow from investing activities	(58,963)	(93,182)	(22,143)
Capital increases	—	—	62
Increase in amount due from affiliated corporations-non-trade	—	—	1,951
Proceeds from additions to corporate debts	58,620	113,087	—
Repayment of corporate debts	(40,706)	—	—
Proceeds from amounts due to shareholders	72,456	2,728	22,710
Repayment of amounts due to shareholders	(2,730)	(22,372)	—
Repayment of finance lease liability	(17)	—	—
Interest expense paid	(6,960)	—	—
Cash flow from financing activities	80,663	93,443	24,723
Cash flow from operating, investing and financing activities	(40)	(784)	2,580
Cash and cash equivalentsat beginning of year	1,796	2,580	—

at end of year	1,756	1,796	2,580

The accompanying notes are an integral part of these financial statements.

SINGAPORE SYNGAS PTE LTD

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2000, 1999 and 1998

(All amounts in thousands of US $, unless otherwise stated)

1.             Background

                The Company was incorporated in Singapore on June 18, 1993. Under a contractual agreement entered into on January 31, 1998 between Messer Griesheim GmbH, incorporated in Germany and Texaco Nederland B.V., incorporated in the Netherlands, Messer Griesheim GmbH owns 75% equity interest and Texaco Nederland B.V. owns 25% equity interest in the Company. This arrangement was revised to a 50%-50% ownership interest per the amended and restated Shareholders’ Agreement dated December 21, 1999. In addition, a put option agreement dated December 20, 1999, was also entered into between Messer Griesheim GmbH and Texaco Nederland B.V. which granted Texaco Nederland B.V. a put option to reduce its shareholding to 25% by requiring Messer Griesheim GmbH to re-purchase all or a portion of the option shares. The put option was subsequently exercised in full in the manner described in Note 19 “Subsequent events”. Resulting from the exercise of the put option and the subsequent transfers of ownership, the Company is now 75% owned by Messer Griesheim Singapore Holdings GmbH and 25% owned by Texaco Nederland B.V.. Messer Griesheim Singapore Holdings GmbH is owned 39% by Hoechst, 39% by Messer Griesheim GmbH, 11% by Bandinelli GmbH and 11% by Messer Singapore Management Holding GmbH.

                In these financial statements, the term “affiliated corporations” refers to companies or corporations which are related to the then two shareholders, Messer Griesheim GmbH and Texaco Nederland B.V..

                The Company is incorporated and domiciled in Singapore. The address of the Company’s registered office is

                                5 Shenton Way

                                #26 05/07

                                UIC Building

                                Singapore 068808

                The principal activities of the Company are the designing, building and operation of a synthesis gas (syngas) plant for the production and distribution of synthesis gas and other related products.

                The significant activities that took place during the year are as described in Note 7(c) “Land improvement and building, plant and equipment” to the financial statements.

                The Company has suffered losses from its operations and has a net capital deficit as at December 31, 2000. Due to technical difficulties encountered in the start-up of the operation of the syngas plant through December 31, 2000, the syngas plant was unable to achieve a level of operation which is commercially viable as well as allowing the Company to generate sufficient cash flows to service their operational needs and their debt obligations. The Company has historically relied on loans from third parties and shareholders to fund its operations and subsequent to December 31, 2000, the Company has made full repayment of all outstanding bank loans, together with all other amounts due and owing under the bank agreement from further loans given by the current shareholders (Messer Griesheim Singapore Holdings GmbH (“Messer Holding”) and Texaco Netherland B.V.). At December 31, 2000, the Company has taken an impairment charge of $97,560 under Singapore GAAP on the syngas plant for the reason set out in Note 7 “Land improvement and building, plant and equipment”. On June 11, 2001, the syngas plant achieved commercial operation. Although the directors believe that the syngas plant will be able to generate sufficient cash flows from operating activities to finance the operations of the syngas plant in the normal course of business from October 1, 2001, the cash flows from operations are not expected to fully meet the Company’s cash needs for the foreseeable future because it has incurred substantial costs (including rectification costs) to enable it to overcome the technical difficulties encountered. The Company has obtained letters of financial support from its current shareholders that they would not demand repayment of the amounts due to them by the Company for a period of at least twelve months from June 27, 2001, and thereafter, only if the cash flows of the Company permit repayment at that time. However, the Company was not able to obtain firm commitments from the shareholders of Messer Holding to finance its operations and to repay existing liabilities (other than the existing shareholders’ loans as at June 27, 2001, which included further shareholders loans to enable the Company to repay its outstanding bank loans as discussed in Note 14 “Corporate debt”).

                On this basis, substantial doubt exists regarding the Company’s ability to continue as a going concern for the foreseeable future.

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

                Depreciation of land improvement and building, plant and equipment is based on a straight-line basis over the assets’ useful lives as follows:

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

Impairment of long-lived assets

                During August 2000, SAS 36 “Impairment of Assets” which replaces the requirements relating to recoverability of assets in SAS 14 “Property, Plant and Equipment”, was approved by the Council of the Institute of Certified Public Accountants of Singapore. SAS 36 became applicable for accounting periods beginning on or after October 1, 2000, and early adoption is encouraged. The Company has chosen to adopt SAS 36 for preparation of these financial statements for the year ended December 31, 2000.

                At each balance sheet date, an assessment is made as to whether there is any indication that the Company’s assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future that support a higher carrying amount.

                The recoverable amount is defined as the higher of the asset’s net selling price or value in use. The value in use of the assets is estimated based on forecasted future cash inflows and outflows to be derived from the continuing use of the assets and from the estimated net proceeds on disposal at the end of its useful life, discounted to present value using an appropriate discount rate.

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

Pipeline sales and revenue recognition

                The Company’s plant was constructed primarily for an agreement with a major customer, Celanese Singapore (Pte) Ltd (“Celanese”) for the supply of carbon monoxide gas. The agreement is for a period of twenty years, and contains take-or-pay minimum purchase requirements, price escalation provisions and certain penalty provisions for non-performance. Under the terms of the agreement, revenue is recognised when delivery has taken place and the customers have accepted the product. If the deliverables are below the minimum level, the Company will accrue for the minimum amount of revenue due from customers.

                Interest income is accrued on a day to day basis.

Pre-operating expenses

                Pre-operating expenses are amortized in equal amounts over a period of 5 years from the commencement of operations to match them with the economic benefits which are expected to arise.

                Arising from the technical and operational problems as described in Note 7(c) “Land improvement and building, plant and equipment” which resulted in significant cost overruns, the Company revised the period of amortization of pre-operating expenses from 5 years to 1 year during the year ended December 31, 2000. As a result of the revision, an amortization charge of $4,442 was recorded in the statement of operations for the year ended December 31, 2000.

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

Currency translation

                The Company’s financial records are maintained in United States dollars (US $). Transactions in other currencies during the year, which are denominated in currencies other than US $, are converted to US $ at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities expressed in currencies other than US $ are converted into US $ at the rates of exchange ruling at the balance sheet date. Differences on exchange are included in the statement of operations.

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

3.             Operating loss

	2000	1999	1998
		(unaudited)	(unaudited)
Operating loss includes:
Depreciation of land improvement and building, plant and equipment
—Land improvement and building	53	—	—
—Plant, machinery and equipment	28	—	—
—Office equipment and furniture and fittings	178	—	—
Net foreign exchange loss	162	—	—
Amortization on pre-operating expenses	4,442	—	—
Rental expense-operating leases	589	—	—
Provision for doubtful debts	400	—	—

4.             Interest expense, net

	2000	1999	1998
		(unaudited)	(unaudited)
Interest income	114	—	—
Interest expense
—Bank loans	(5,076)	—	—
—Loans from shareholders	(2,248)	—	—
—Finance leases	(34)	—	—
Interest expense, net	(7,244)	—	—

5.             Staff costs

	2000	1999	1998
		(unaudited)	(unaudited)
Wages and salaries costs	4,054	914	—
Less:
Amounts capitalized into land improvement and building, plant and equipment	(856)	(914)	—
	3,198	—	—

                The number of employees at December 31, 2000, 1999 and 1998 totaled 72, 34 and nil, respectively.

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

                (c)           On February 15, 1998, the Company entered into an agreement with Celanese for the supply of carbon monoxide gas. Under the terms of the agreement, the Company is required to design and construct an integrated syngas plant for the production and distribution of synthesis gas including carbon monoxide, hydrogen and other gases. The agreement with

Celanese requires the Company’s plant to be able to achieve “Commercial Operation” by July 1, 2000. “Commercial Operation” is defined in the agreement as the operations of the plant following successful completion of the Initial Demonstration, that is, a test operation for 10 consecutive days during which the plant shall produce carbon monoxide meeting certain specified properties and volume. Although the plant was constructed by that date, the syngas plant was not able to operate at the level to enable the Company to meet its obligation to supply carbon monoxide at the required level because of technical and operational problems in the construction of the syngas plant. Substantial rectification work was carried out on the various processes resulting in significant increase in cost. However, by December 31, 2000, the plant was still not able to operate at the required level.

                As part of the agreement, the Company’s then two shareholders also issued a joint completion guarantee to Celanese. Under the terms of the completion guarantee, these two shareholders guaranteed that the syngas plant will be completed for Commercial Operation by July 1, 2000. Otherwise, the Company’s then two shareholders may be liable for reasonable costs incurred by Celanese up to $150,000. The original agreement also provided for liquidated damages up to a maximum of $5,400 if the required property and volume specifications were not reached by July 1, 2000 and/or the plant was not operational by that date.

                On January 10, 2001, Celanese served a formal notice of non-performance on the Company. This led to a settlement agreement entered into between the Company, its then two shareholders and Celanese on March 20, 2001, for the settlement of all outstanding claims under the original agreement. The settlement amount was $32,500. The Company’s then two shareholders have informed the Company that the settlement amount will be borne by them and not by the Company. As part of the settlement agreement, the trade receivable amount of $3,038 due from Celanese as at December 31, 2000, has been paid subsequently.

                On April 1, 2001, the Company and Celanese agreed on an amended and restated agreement for a period of twenty years commencing July 1, 2001. Under the amended and restated agreement, the supply period begins on July 1, 2001, and continues for a period of twenty years. The Company will be potentially liable to reimburse Celanese liquidated damages to a maximum amount of $3,500 per month or $42,000 per year if the syngas plant does not meet Commercial Operation by April 1, 2001. The Company only achieved Commercial Operation on June 11, 2001, and this resulted in liquidated damages payable to Celanese amounting to $7,000 for the period from April 1, 2001 to May 31, 2001. This amount has been paid by the Company’s then two shareholders and they have informed the Company that the settlement amount will be borne by them and not by the Company. This amount was not accrued at December 31, 2000.

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

                (d)           Arising from the technical and operational problems as described in Note 7(c) “Land improvement and building, plant and equipment” which resulted in significant cost overruns, there were indications that the Company’s land improvement and building, plant and equipment may be impaired. An evaluation of recoverability was performed and the discounted future cash flows of the syngas plant indicated that an impairment had occurred. As a result, an impairment charge of $97,560 has been recorded and taken to the statement of operations for the year ended December 31, 2000.

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

                Each ordinary share has one vote at shareholders’ meetings. The Company was incorporated with initial paid-in share capital of 2 Singapore dollars (S$) which comprised two ordinary shares with a par value of S$1 each. During the year ended December 31, 1998, the Company increased its issued and paid-in capital from S$2 to S$100,000 by the allotment of 99,998 ordinary shares of S$1 each.

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

                The Company took out loans from the shareholders - Messer Griesheim GmbH and Texaco Nederland B.V. during the year ended December 31, 1998. The loans had an original amount of $22,711 and the proceeds were used in the construction of the syngas plant. The loans were fully repaid in 1999. Additional loans from the two shareholders were obtained in 2000. The loans were unsecured and interest was payable at a rate of 6% to 7.05% per annum. The shareholders of the Company have given their irrevocable commitment that they would not demand for repayment of the amounts due to them by the Company for a period of at least twelve months from June 27, 2001, and thereafter, only if the cash flows of the Company permit repayment at that time.

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

Other commitments

                On April 1, 2001, the Company and Celanese agreed on an amended and restated agreement for a period of twenty years commencing July 1, 2001. Under the amended and restated agreement, the supply period begins on July 1, 2001 and continues for a period of twenty years. Under the terms of the agreement, the Company is required to provide Celanese with a specified amount of carbon monoxide for which Celanese pays a Base Facility Fee. Should the Company fail to provide the minimum required amount of carbon monoxide as provided in the amended and restated agreement, the Base Facility Fee will be reduced by an amount proportionate to the under supplied carbon monoxide. Failure by either party to honor the contract for its full twenty year term is subject to legal action under contract laws of Singapore.

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

                In addition to the above mentioned transactions, the Company entered into the following transactions with an affiliated company:

                (a)           The Company is charged for the supply of oxygen gas by an affiliated company at a subsidized rate in exchange for free supply of power to the affiliated company to enable the affiliated company to operate the air separation unit to supply oxygen to the Company, as discussed in Note 17 “Commitments and contingencies”.

                (b)           The Company charges an affiliated company for the supply of hydrogen gas at an agreed price that is significantly lower than the price determined on an arm’s length basis in consideration of the affiliated company constructing a vacuum flash unit for the use of the Company. The construction cost of the equipment of $11,329 is fully borne by the affiliated company while the Company is required to upkeep and maintain the equipment. The estimated useful life of the vacuum flash unit is twenty years and the Company has unrestricted rights to use this equipment. The notional depreciation charge related to this equipment which was not recorded by the Company is $566 per year.

19.          Subsequent events

                On April 30, 2001, one of the shareholders, Messer Griesheim GmbH transferred its 50% interest in the Company to Messer Griesheim Singapore Holdings GmbH (formerly known as Diogenes Neunzehnte Vermoegensverwaltungs GmbH), a limited liability company incorporated and existing under the laws of Germany for a consideration of €1.

                The put option agreement dated December 20, 1999, between Messer Griesheim GmbH and Texaco Nederland B.V., was modified by an agreement dated March 29, 2001. The original put option agreement gave Texaco Nederland B.V. an option to sell 25% of the shares in the Company to Messer Griesheim GmbH. Under the modified put option agreement, Messer Griesheim GmbH purchased from Texaco Nederland B.V., the outstanding shareholder loans made by Texaco Nederland B.V. to the Company in excess of Texaco Nederland B.V.’s 25% proportionate equity interest in the Company and related funding obligations. Messer Griesheim GmbH paid a purchase price of $15,139 for the loans. In exchange, Texaco Nederland B.V. agreed that Aventis S.A. (the holding corporation of Hoechst Aktiengesellschaft) can require Texaco Nederland B.V. to exercise the put option with respect to 25% of the shares in the Company at any time on or after May 1, 2001, and no later than June 30, 2001, for a consideration of US$1. In addition, the Company’s shares will be transferred directly to Messer Griesheim Singapore Holdings GmbH, and not to Messer Griesheim GmbH.

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

20.          Reconciliation of SGAAP to IAS

                The financial statements have been prepared in accordance with SGAAP, which differs in certain significant respects from IAS. Had IAS been adopted, it would result in certain differences to net loss and stockholders’ deficit as reported in accordance with SGAAP. The following reconciliation of net loss and stockholders’ deficit to IAS is not required under SGAAP, IAS or U.S. GAAP, but is being presented for convenience purposes only. These differences are set out in the tables below:

                Reconciliation of net loss to IAS:

	Notes	2000	1999	1998
			(unaudited)	(unaudited)
Net loss under SGAAP		(134,184)	—	—
IAS adjustments:
Pre-operating expenses	a	4,442	(4,082)	(360)
Tax effect of IAS adjustment	b	—	—	—
Net loss under IAS		(129,742)	(4,082)	(360)

                Reconciliation of stockholders’ deficit to IAS:

	Notes	2000	1999	1998
			(unaudited)	(unaudited)
Stockholders’ deficit as reported in the balance sheets under SGAAP		(134,122)	62	62
IAS adjustments:
Pre-operating expenses	a	—	(4,442)	(360)
Tax effect of IAS adjustment	b	—	—	—
Stockholders’ deficit under IAS		(134,122)	(4,380)	(298)

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

                New IAS accounting standards

                In 1998, the International Accounting Standards Committee (IASC) issued IAS 39 “Financial Instruments: Recognition and Measurement”. IAS 39 is effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting.

                In 2000, the IASC issued IAS 40 “Investment Property”. IAS 40 is effective for fiscal periods beginning on or after January 1, 2001. This standard provides guidance on the valuation of investment property.

                In 2000, the IASC revised IAS 12 “Income Taxes”. The revised IAS 12 is effective for fiscal periods beginning on or after January 1, 2001. IAS 12 has been revised to specify the accounting and disclosure requirements for the income tax consequences of dividends.

                In 2000, the IASC revised IAS 19 “Employee Benefits”. IAS 19 (revised 2000) is effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements.

                Adoption of these standards is not anticipated to have a material effect on the Company’s financial statements.

21.          Reconciliation of IAS to U.S. GAAP

                The financial statements prepared in accordance with SGAAP have been reconciled to IAS as shown in Note 20 “Reconciliation of SGAAP to IAS”. IAS differs in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Had U.S. GAAP been adopted, it would result in certain differences to net loss and stockholders’ deficit as compared to the amounts reported in accordance with IAS. The reconciliation below is provided pursuant to Item 17 of Form 20-F. These differences are set out in the tables below:

                Reconciliation of net loss to U.S. GAAP:

	Notes	2000	1999
			(unaudited)
Net loss under IAS		(129,742)	(4,082)
U.S. GAAP adjustments:
Land improvement and building, plant and equipment	a	97,560	—
Provision for liquidated damages	b	(32,500)	—
Tax effect of U.S. GAAP adjustments	c	—	—
Net loss under U.S. GAAP		(64,682)	(4,082)

                Reconciliation of stockholders’ deficit to U.S. GAAP:

	Notes	2000	1999
			(unaudited)
Stockholders’ deficit as reported in the balance sheets under IAS		(134,122)	(4,380)
U.S. GAAP adjustments:
Land improvement and building, plant and equipment	a	97,560	—
Provision for liquidated damages	b	—	—
Tax effect of U.S. GAAP adjustments	c	—	—
Stockholders’ deficit under U.S. GAAP		(36,562)	(4,380)

a. Land improvement and building, plant and equipment

                Under IAS 36, impairment of long-lived assets is determined based on a comparison of the assets’ recoverable amount to the carrying value. The recoverable amount is defined as the higher of the assets’ net selling price and value in use. Value in use is based on discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For assets held for use, fair value is generally computed using the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Under U.S. GAAP, if there is a triggering event, assets to be held and used are analyzed for impairment based on a comparison of book value to the undiscounted cash flows expected to arise from the continuing use of an asset. If the undiscounted cash flows are less than the carrying value of the assets, then an impairment is recorded. The amount of the impairment to be recognised is the difference of the fair value and the carrying amount of the assets.

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

b. Provision for liquidated damages

                On February 15, 1998, the Company entered into an agreement with Celanese for the supply of carbon monoxide gas for a period of twenty years. In addition to the completion guarantee issued by the Company’s then two shareholders, the agreement also provided for penalty provisions if the required property and volume specifications were not reached by July 1, 2000, and/or the syngas plant was not operational by July 1, 2000. As of December 31, 2000, the syngas plant still did not meet required specifications and therefore liquidated damages accrued. In March 2001, the Company and its then two shareholders entered into a settlement agreement with Celanese for liquidated damages. These two shareholders have agreed to pay the liquidated damages on the Company’s behalf, without reimbursement from the Company.

                Liquidated damages were not recorded by the Company under SGAAP and IAS.

                In certain situations, expenses incurred by principal shareholders of a company are recorded in that company’s U.S. GAAP financial statements.

                Since the liquidated damages related solely to the Company’s non-performance under the supply agreement, the $32.5 million paid by the Company’s then two shareholders has been recognised as an expense and a capital contribution for U.S. GAAP purposes in 2000.

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

                New U.S. accounting pronouncements

                Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” is effective for fiscal periods beginning after June 15, 2000. The statement requires that all derivatives, including embedded derivatives, be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, documented and reassessed pursuant to the provisions in the standard. Adoption of this standard is not anticipated to have a material effect on the Company’s financial statements.

                In September 2000, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125”. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS No. 140 is effective for transactions occurring after March 31, 2001. Adoption of this replacement standard is not anticipated to have a material effect on the Company’s financial statements.

                Subsequent event (unaudited)

                In July 2001, FASB approved SFAS No. 141, “Business Combinations”. The Statement establishes accounting and reporting standards for business combinations and prohibits the use of the pooling-of-interest method of accounting for business combinations. SFAS No. 141 is applicable to all business combinations initiated after June 30, 2001. SFAS No. 141 is also applicable to all business combinations accounted for by the purchase method that are completed after June 30, 2001. Adoption of this standard is not anticipated to have a material effect on the Company’s financial statements.

                In July 2001, FASB approved SFAS No. 142, “Goodwill and Other Intangible Assets”. The Statement establishes accounting and reporting standards for goodwill and intangible assets. The provisions of SFAS No. 142 apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. Under this Statement, goodwill should not be amortized but should be tested for impairment at least annually at the reporting unit level, and intangible assets should be amortized over their useful lives unless the assets have an indefinite useful life. The Statement also sets forth requirements for treatment of goodwill and intangibles by subsidiaries and equity investees. SFAS No. 142 is applicable for fiscal years beginning after December 15, 2001, and applies to all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. Adoption of this standard is not anticipated to have a material effect on the Company’s financial statements.