Form 20-F/A
period 2002-12-31
MESSER GRIESHEIM HOLDING AG
filed 2003-04-07
CIK 1158638

As filed with the Securities and Exchange Commission on April 7, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

AMENDMENT NO. 1 TO ANNUAL REPORT

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

€550,000,000

10.375% Senior Notes due 2011
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Capital: 90,000 shares of common stock as of December 31, 2002.   The issuer's common stock is privately held.

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

The following table presents a reconciliation of our Normalized EBITDA to operating profit (loss) and to cash from (used in) operating activities for the periods indicated.

	Periods Prior to the Acquisitions Transactions

	Messer Griesheim GmbH				Messer Griesheim Holding AG
	Twelve months ended December 31, 1998	Twelve months ended December 31, 1999	Twelve months ended December 31, 2000	Four months ended April 30, 2001	Eight months ended December 31, 2001	Twelve months ended December 31, 2002
	(amounts in € million)				(amounts in € million)

Normalized EBITDA	336	308	359	126	245	403
Depreciation and amortization and impairment of property, plant and equipment and intangible assets	(147)	(196)	(342)	(77)	(183)	(253)
Change in goodwill	–	–	–	–	–	(2)
Restructuring and reorganization charges	–	–	(20)	(3)	(25)	(13)
Cash dividends from non-consolidated subsidiaries	–	–	–	–	–	(4)
Operating profit (loss)	189	112	(3)	46	37	131
Income taxes (paid) refunded	(4)	(20)	4	7	(7)	(26)
Adjustments to reconcile operating profit to cash provided	126	200	189	69	185	257
Changes in operating assets and liabilities	(135)	65	71	(131)	(77)	8
Cash flow from (used in) operating activities	176	357	261	(9)	138	370

A substantial portion of "adjustments to reconcile operating profit to cash provided" for the periods indicated above consist of depreciation and amortization and impairment of property, plant and equipment and intangible assets other than for the twelve month period ended December 31, 2000 in which we recorded an impairment charge on equity investments amounting to $208 million.

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

(2) Calculated as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring & reorganization charges and cash dividends from non consolidated subsidiaries. Normalized EBITDA is not a measure recognized by IFRS or U.S. GAAP and may not be comparable to similar measures presented by our competitors.

The following table presents a reconciliation of our Normalized EBITDA to operating profit and to cash from operating activities for the periods indicated.

	Messer Griesheim Holding AG
	Three months ended December 31, 2002	Three months ended September 30, 2002
	(in € millions)	(in € millions)
Normalized EBITDA	106.0	99.3
Depreciation and amortization and impairment of property, plant and equipment and intangible assets	(58.2)	(63.3)
Change in goodwill	(1.8)	–
Restructuring and reorganization charges	(5.6)	(3.0)
Cash dividends from non consolidated subsidiaries	(2.3)	–
Operating profit	38.1	33.0
Income taxes (paid) refunded	1.9	(16.1)
Adjustments to reconcile operating profit to cash provided	55.4	81.2
Changes in operating assets and liabilities	0.3	2.5
Cash flow from operating activities	95.7	100.6

A substantial portion of "adjustments to reconcile operating profit to cash provided" for the periods indicated above consist of depreciation and amortization and impairment of property, plant and equipment and intangible assets.

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

**As filed on Form 20-F at March 27, 2003.

***Incorporated by reference from Registration Statement on Post-Effective Amendment No. 2 to Form F-4 on Form F-3 Registration Statement filed March 27, 2003.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date April 7, 2003
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

5. The registrant’s other certifying officer and I, have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

Date: 7 April 2003
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

5. The registrant’s other certifying officer and I, have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

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

Date: 7 April 2003
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