Form 20-F
MESSER GRIESHEIM HOLDING GMBH
filed 2004-07-15
CIK 1158638

As filed with the Securities and Exchange Commission on July 14, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

Commission file number 333-73020

___________

Messer Griesheim Holding GmbH

(formerly Messer Griesheim Holding AG)

(Exact name of registrant as specified in its Charter)

___________

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization)

KOOGSTRAAT 10, 25870 NORDERFRIEDRICHSKOOG, GERMANY

(Address of principal executive offices)

___________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

€550,000,000

10.375% Senior Notes due 2011

(Title of Class)

___________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

All of the issuer's capital stock is privately held.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [  ] Item 18 [x]

TABLE OF CONTENTS

Important Information		1
Introduction and Use of Certain Terms		1
Forward-looking Statements		3
Part I		5
Item 1. Identity of Directors, Senior Management and Advisers		5
Item 2. Offer Statistics and Expected Timetable		5
Item 3. Key Information		5
3.a	Selected Financial Data	5
3.b	Capitalization and Indebtedness	9
3.c	Reasons for the Offer and Use of Proceeds	9
3.d	Risk Factors	9
Item 4. Information On the Company		13
4.a	History and Development of Messer Holding	13
4.b	Business Overview	16
4.c	Organizational Structure	23
4.d	Property, Plants and Equipment	24
Item 5. Operating and Financial Review and Prospects		26
5.a	Operating Results	26
5.b	Liquidity and Capital Resources	43
5.c	Research and Development, Patents and Licenses	50
5.d	Trends	50
5.e	Off-balance Sheet Arrangements	50
5.f	Tabular Disclosure of Contractual Obligations	50
Item 6. Directors, Senior Management and Employees		52
6.a	Directors and Senior Management	52
6.b	Compensation	52
6.c	Board Practices	54
6.d	Employees	54
6.e	Share Ownership	55
Item 7. Major Shareholders and Related Party Transactions		55
7.a	Major Shareholders	55
7.b	Related Party Transactions	57
7.c	Interests of Experts and Counsel	60
Item 8. Financial Information		60
8.a	Consolidated Statements and Other Financial Information	60
8.b	Significant Changes	61
Item 9. The Offer and Listing		61
9.a	Listing Details	61
9.b	Plan of Distribution	61
9.c	Market	61
9.d	Selling Shareholders	61
9.e	Dilution	61
9.f	Expenses of the Issue	62
Item 10. Additional Information		62
10.a	Share Capital	62
10.b	Memorandum and Articles of Association	62
10.c	Material Contracts	63
10.d	Exchange Controls	67
10.e	Taxation	67
10.f	Dividends and Paying Agents	67
10.g	Statement by Experts	67
10.h	Documents On Display	67
10.i	Subsidiary Information	67
Item 11. Quantitative and Qualitative Disclosures About Market Risk		67
Item 12. Description of Securities Other Than Equity Securities		70
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies		71
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		71
Item 15. Controls and Procedures		71
Item 16A. Audit Committee Financial Expert		71
Item 16B. Code of Ethics		72
Item 16C. Principal Accounting Fees and Services		72
Item 16D. Exemption from Listing Standards for Audit Committees		72
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		72
Part III
Item 17. Financial Statements		73
Item 18. Financial Statements		73
Item 19. Exhibits		74
Exhibit Index		74
Signatures		75

IMPORTANT INFORMATION

All of our outstanding securities are privately held, as we have repurchased or redeemed and cancelled all of our aggregate principal amount of €550,000,000 of 10.375% Senior Notes due 2011. We issued these notes on December 15, 2001, pursuant to a registration statement on Form F-4, which was declared effective by the Securities and Exchange Commission on November 14, 2001, in exchange for an equal principal amount of 10.375% Senior Notes due 2011 originally issued on May 16, 2001. We refer to the exchange notes hereinafter as the Senior Notes. The registration statement also included a shelf registration covering resales of our Senior Notes by Goldman Sachs & Co., Goldman Sachs International and other affiliates of The Goldman Sachs Group, Inc., in market-making transactions, which we refer to as our market-maker shelf registration statement. We updated our market maker shelf registration statement by filing a Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement on March 27, 2003 and the 424(b) prospectus relating thereto on April 7, 2003. In May and June of 2004, we repurchased or redeemed and cancelled all of the Senior Notes. As a result, we currently have no public securities outstanding, whether issued pursuant to a registration statement filed with the Securities and Exchange Commission or otherwise. But for the market-maker shelf registration statement, we believe we would be eligible to suspend, pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, our periodic reporting obligations under Rule 15(d), including our obligation to file this Form 20-F.

We sold our operations in Germany, the United Kingdom and the United States to Air Liquide International S.A. on May 6, 2004, which we refer to as the 2004 divestiture. We estimate that these operations generated approximately 69% of our net sales and approximately 68% of our operating profit for the year ended December 31, 2003. As a result of the 2004 divestiture, our on-going operations are of a substantially reduced scope compared to our operations prior to this divestiture.

In connection with the 2004 divestiture, we also repaid and/or refinanced substantially all of our then existing debt, which we refer to as the 2004 refinancing, and arranged for our new senior facilities, which we refer to as the 2004 senior facilities.

Much of the information and financial data presented in this Form 20-F is of a historical nature to meet the requirements of Form 20-F, and, as a result of the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities, does not reflect our on-going business and our current and future financial condition and results of operations.

We are filing this Form 20-F with the Securities and Exchange Commission to comply with our periodic reporting obligation under Section 15(d) of the Exchange Act. Our filing of this Form 20-F shall not be deemed to amend or update our market-maker shelf registration statement.

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F (with the exception of the F-pages):

  "Messer Holding", "the Company", "the Group", "we", "us" and "our" refers to Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG) and, unless the context otherwise requires, its consolidated subsidiaries;

  "Messer Griesheim" refers to the Messer Griesheim Holding GmbH's subsidiary Messer Griesheim GmbH, which was the operating company prior to the 2004 divestiture and whose business and results of operations are described in this Form 20-F, including, unless the context otherwise requires, its consolidated subsidiaries;

  "Messer Griesheim Group" refers to the parent of Messer Griesheim Holding GmbH, Messer Griesheim Group GmbH & Co. KGaA, and, subsequent to Messer Griesheim Group GmbH & Co. KGaA's transformation from a German partnership limited by shares into a German private limited company on April 28, 2004, to Messer Griesheim Group GmbH;

  "Messer Industrie" and "MIG" refer to Messer Industrie GmbH, a holding company for the Messer family's interest in Messer Griesheim Group;

  "MGB" refers to Messer Griesheim Beteiligungsverwaltungs GmbH, which was the general partner of Messer Griesheim Group prior to its conversion into a German private limited company;

  "Messer Employee" refers to Messer Employee GmbH & Co. KG, a company through which employees who participated in our share purchase and option plan held their shares in Messer Griesheim Group;

  "MEB" refers to Messer Employee Beteiligungsverwaltungs GmbH, which was the general partner of Messer Employee;

  "Air Liquide" refers to Air Liquide International S.A., the purchaser of the operations that we sold in the 2004 divestiture; and

  "Goldman Sachs funds" refers to the six equity funds managed by affiliates of the Goldman Sachs Group, Inc, that were shareholders of Messer Griesheim Group prior to the completion of the 2004 divestiture.

CURRENCY PRESENTATION

In this Form 20-F:

  "DM" means Deutsche Mark;

  "€", "EUR" and "Euros" mean the single currency of the participating Member States of the European Economic and Monetary Union; and

  "US$" and "dollars" mean U.S. dollars.

On January 1, 2000, we adopted the € as our reporting currency and translated all amounts previously denominated in DM at the fixed exchange rate of €1.00=DM 1.95583, applicable since January 1, 1999, for all prior periods presented.

ENFORCEABILITY OF CIVIL LIABILITIES

Messer Holding is a private limited liability company (GmbH) organized under the laws of the Federal Republic of Germany and prior to its transformation on March 17, 2004 was a stock corporation organized under the laws of the Federal Republic of Germany. All of our directors and executive officers reside outside the United States. All or a substantial portion of our assets and most of our directors also are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon us or such persons with respect to matters arising under the United States federal securities laws or to enforce against us or such persons located outside the United States judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws.

FINANCIAL STATEMENT PRESENTATION

Messer Griesheim Holding AG was a dormant company which was activated in 2001 to become a holding company for Messer Griesheim's shares in connection with the acquisition transactions of April 30, 2001, which we refer to as the 2001 acquisition transactions (see Item 18 "Financial Statements" – Note 3 "Acquisition transactions"). Prior to the sale of its shares in Messer Griesheim GmbH on May 6, 2004, Messer Holding had no material assets or sources of revenue other than its shares in Messer Griesheim, which had been pledged to Messer Griesheim's senior lenders as security, and an inter-company loan to Messer Griesheim.

Accordingly, this Form 20-F includes:

  audited consolidated financial statements of Messer Holding for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, for the eight months ended December 31, 2001; and

  audited consolidated financial statements of Messer Griesheim for the four months ended April 30, 2001.

Both Messer Griesheim's and Messer Holding's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board. They applied all International Accounting Standards ("IAS") effective as of December 31, 2003, as of December 31, 2002, as of April 30, 2001 and as of December 31, 2001, respectively. IFRS differ in certain significant respects from generally accepted accounting principles in the United States and certain other countries. Material differences between IFRS and generally accepted accounting principles in the United States, or U.S. GAAP, that affect our financial statements, are discussed in Item 18 "Financial Statements" – Note 40 "Reconciliation to U.S. GAAP" to Messer Holding's consolidated financial statements contained in this Form 20-F.

On January 19, 2004, Messer Holding entered into an agreement regarding the 2004 divestiture. This divestiture involved the sale of Messer Griesheim GmbH, together with its subsidiaries in the United States and the United Kingdom, to Air Liquide. The 2004 divestiture was completed on May 6, 2004. At the same time, we repaid and/or refinanced substantially all of our then existing debt pursuant to the 2004 refinancing, including entering into an agreement for, and making our initial draw-down under our 2004 senior facilities, which is described elsewhere in this Form 20-F. As the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities were completed subsequent to the closing date for Messer Holding's consolidated financial statements for the twelve months ended December 31, 2003, these consolidated financial statements do not reflect the 2004 divestiture.

In accordance with IAS 35, we have the option of either presenting the impact of the discontinuing operations on the face of our historical consolidated financial statements or within the notes to our historical consolidated financial statements. We have elected to present the results of the discontinuing operations within the notes to our consolidated financial statements. In addition, we have presented capsule information below our consolidated statements of operations, our consolidated balance sheets and our consolidated cash flows statements for Messer Holding only.

MARKET AND INDUSTRY DATA

Information or other statements presented in this Form 20-F regarding market share and industry data relating to our business were obtained from industry publications and other publicly available publications. Although Messer Holding believes that this information is reliable, Messer Holding cannot guarantee the accuracy or completeness of the information neither has Messer Holding independently verified it. Unless the context indicates otherwise, all market and industry data is for the calendar year 2002 and does not reflect the 2004 divestiture.

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

  the effect of the 2004 divestiture on our continuing operations;

  the amount that we may have to pay for any breaches of the representations and warranties given by Messer Griesheim Group in connection with the 2004 divestiture;

  our high level of indebtedness and the effect this may have on our ability to run our business;

  changes in energy prices;

  the demand for our products in the various industries we serve;

  anticipated trends and conditions in our industry, including regulatory developments;

  developments in the national markets in which we operate;

  changes in foreign exchange rates;

  our capital needs; and

  our ability to compete.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this Form 20-F might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. In reviewing our historical trends and activities, you should bear in mind that we disposed of our operations in Germany, the United Kingdom and the United States on May 6, 2004. These operations generated approximately 69% of our net sales and approximately 68% of our operating profit for the year ended December 31, 2003. As a result, our on-going operations are of a substantially reduced scope compared to our operations prior to the 2004 divestiture. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. Some numbers that appear in this Form 20-F (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A SELECTED FINANCIAL DATA

The selected financial data for the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001 set forth below has been derived from Messer Holding's audited consolidated financial statements. The selected financial data as of and for the four months ended April 30, 2001 and twelve months ended December 31, 2000 is derived from Messer Griesheim's revised consolidated financial statements that were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants, whose report thereon with respect to the twelve months ended December 31, 2000 was based in part upon the report of other auditors. The selected financial data for the year ended December 31, 1999 is derived from Messer Griesheim's revised consolidated financial statements which were audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent accountants. Consolidated balance sheets at December 31, 2003, 2002 and 2001 and the related consolidated statements of operations and of cash flows for the twelve months ended December 31, 2003, 2002, for the eight months ended December 31, 2001 and for the four months ended April 30, 2001 and notes thereto appear elsewhere in this Form 20-F.

Messer Griesheim adopted in May 2001 a divestiture program pursuant to which it intended to sell substantially all of the assets and operations in its non-core markets, located in Asia Africa and Central America, as well as certain non strategic assets and operations in its then core markets, Europe and North America. We refer to this program as our divestiture program. Other than the joint ventures in China, we have completed all divestitures that were targeted to be completed by the end of calendar year 2003.

Consideration should be given to the effects of the 2001 acquisition transactions, the 2001 refinancing program (which is discussed in Item 18 "Financial statements" – Note 4 "Financing transactions"), and our divestiture program when comparing historical financial information, including the selected financial data, for periods prior to April 30, 2001 to periods thereafter. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in the financial statements and elsewhere in this Form 20-F to distinguish information pertaining to periods prior to and subsequent to the 2001 acquisition transactions.

The selected financial data set forth below does not reflect the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities, as these were completed on May 6, 2004, subsequent to the balance sheet date for Messer Holding's consolidated financial statements for the twelve months ended December 31, 2003.

The following table should be read together with the financial statements and related Notes and Item 5 "Operating and Financial Review and Prospects" included elsewhere in this Form 20-F.

	Periods Prior to the 2001 Acquisition Transactions
	Messer Griesheim GmbH			Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)
	Twelve months ended December 31, 1999 (1)	Twelve months ended December 31, 2000	Four months ended April 30, 2001	Eight months ended December 31, 2001	Twelve months ended December 31, 2002	Twelve months ended December 31, 2003
	(amounts in € million)			(amounts in € million)
SELECTED FINANCIAL DATA
Income statement data
Net sales	1,492	1,696	574	1,047	1,526	1,499
Cost of sales	(701)	(845)	(293)	(565)	(749)	(723)
Gross profit	791	851	281	482	777	776
Distribution and selling costs	(531)	(569)	(177)	(314)	(477)	(479)
Research and development costs	(20)	(25)	(7)	(10)	(13)	(8)
General and administrative costs	(130)	(128)	(45)	(83)	(128)	(119)
Other operating income	34	38	10	11	26	40
Other operating expense	(28)	(22)	(11)	(24)	(40)	(72)
Impairment of intangible assets and property, plant and equipment	(4)	(128)	(2)	—	(1)	(7)
Restructuring charges	—	(20)	(3)	(25)	(13)	(9)
Operating profit (loss)	112	(3)	46	37	131	122
Equity method investments expense, net	(14)	(208)	(5)	(15)	(13)	2
Other investment expense, net	(2)	(15)	(5)	(4)	(4)	3
Interest expense, net	(62)	(88)	(36)	(103)	(140)	(121)
Changes in fair value of subsidiaries available for sale	—	—	—	(6)	(2)	—
Other financial (expense) income, net	(2)	(5)	(7)	—	(16)	17
Non-operating expense	(80)	(316)	(53)	(128)	(175)	(99)
(Loss) income from discontinuing operations	5	—	—	—	—	—
(Loss) gain from disposal of discontinuing operations	(3)	(17)	—	—	—	—
Income (loss) before income taxes and minority interests	34	(336)	(7)	(91)	(44)	23
Income taxes	(49)	138	(5)	26	(35)	0
Income (loss) before minority interests	(15)	(198)	(11)	(65)	(79)	23
Minority interests, net of income taxes	(6)	(8)	(2)	(5)	(11)	(9)
Net income (loss)	(21)	(206)	(13)	(70)	(90)	14
Thereof relating to discontinuing operations
Net sales				750	1,072	1,027
Total expenses				(827)	(1,148)	(1,056)
Loss before income taxes and minority interest				(77)	(76)	(29)
Income tax benefit (expense)				31	(25)	17
Cash flow data
Net cash from operating activities	357	261	(9)	138	370	354
Net cash used in investing activities	(473)	(335)	(66)	(87)	(76)	(102)
Net cash (used in) from financing activities	108	86	248	(75)	(340)	(257)
Depreciation and amortization	196	342	77	183	253	241
Investments(2)	557	403	85	85	140	156
Thereof relating to discontinuing operations
Cash flow from operating activities				139	291	256
Cash flow used in investing activities				(24)	(92)	(49)
Cash flow (used in) from financing activities				(116)	(253)	(263)
Balance sheet data at period end
Cash and cash equivalents	57	50	227	188	135	116
Total assets	3,053	2,976	3,190	3,349	2,939	2,599
Total corporate debt	1,470	1,699	1,951	1,581	1,375	1,233
Total liabilities	2,336	2,537	2,761	2,446	2,204	1,916
Total stockholders' equity	717	439	429	903	735	683
Thereof relating to discontinuing operations
Total assets				2,213	1,907	1,596
Total liabilities				1,975	1,810	1,538
U.S. GAAP data (3)(4)
Result of continued operations				(15)	25	38
Result of discontinued operations				(52)	(93)	(13)
Net income (loss)	(21)	(180)	(13)	(67)	(68)	25
Total stockholders' equity	712	458	448	940	784	760

(1) On January 1, 2000, Messer Griesheim adopted the € as its reporting currency and translated all amounts previously denominated in DM to Euros at the fixed exchange rate of €1.00 = DM1.95583, which is the official rate applicable since January 1, 1999 for all periods presented. Messer Griesheim's consolidated financial statements reported in € depict the same trends as would have been presented if it had continued to present its consolidated financial statements in DM. Messer Griesheim's consolidated financial statements will, however, not be comparable to the € financial statements of other companies that reported their financial information in a currency other than DM prior to January 1, 1999.

(2) Includes cash outlays for property, plant and equipment and intangible assets and purchases of investments and loans to related parties.

(3) IFRS differs in certain material respects from U.S. GAAP. See Note 40 "Reconciliation to U.S. GAAP" to the audited financial statements of Messer Holding included in Item 18 "Financial Statements" for an explanation of these differences.

(4) Income (loss) from discontinuing operations and gain (loss) from disposal of discontinuing operations are comparable under IFRS and U.S. GAAP for the twelve months ended December 31, 1999 and 2000. For a description of the different treatment under IFRS and U.S. GAAP of discontinuing operations during the eight month period ended December 31, 2001 and the twelve months ended December 31, 2002 and 2003 see Note 40 "Reconciliation to U.S. GAAP" to our consolidated financial statements.

3.B CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D RISK FACTORS

You should carefully consider all of the information set forth in this Form 20-F and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks Relating to the 2004 Divestiture

The 2004 divestiture could have a material adverse effect on our results of operations and financial condition.

We sold our operations in Germany, the United Kingdom and the United States to Air Liquide on May 6, 2004 in the 2004 divestiture. We estimate that these operations generated approximately 69% of our net sales and approximately 68% of our operating profit for the year ended December 31, 2003. As a result of the 2004 divestiture, our on-going operations are of a substantially reduced scope compared to our operations prior to this divestiture. In addition to reducing the scope of our operations and hence our future operating results, the 2004 divestiture could have additional negative effects, including effects deriving from the reduction of our market position as well as effects that cannot yet be quantified. These negative effects could further reduce our future operating results as well as our profitability.

If our sole beneficial shareholder, Messer Griesheim Group, is found to have breached the representations and warranties it gave in connection with the 2004 divestiture, we may need to raise additional funds to finance its reimbursement obligations toward Air Liquide.

In the sale and purchase agreement pursuant to which we sold our operations in Germany, the United States and the United Kingdom to Air Liquide in May 2004, Messer Griesheim Group, our sole beneficial shareholder, gave customary representations and warranties to Air Liquide, including indemnity obligations in relation to additional tax payments and specific claims relating to environmental matters. Although Air Liquide may generally proceed only against Messer Griesheim Group in relation to any indemnification claims for breaches of these representations and warranties, it would ultimately fall on us to fund Messer Griesheim Group's reimbursement obligations towards Air Liquide, as we and our operations are the only assets of Messer Griesheim Group. If the amounts needed to satisfy such indemnification claims are significant, we may have to raise additional funds. Although we have considered Messer Griesheim Group's potential reimbursement obligations under the sale and purchase agreement in arranging the 2004 senior facilities, if we, nonetheless, are not able to raise additional funds on satisfactory terms to satisfy any such reimbursement obligations, this could have a material adverse effect on our financial condition.

Risks Relating to Our Business and the Industrial Gas Industry

To service our debt, we will require a significant amount of cash, which we may not be able to raise or generate. Our ability to generate cash depends on economic factors beyond our control.

Our ability to generate cash from operations depends largely on the health of the economy in Europe and China, as well as on the competitive environment for industrial gases in these markets. In addition, our cash flows from operations outside of Western Europe are subject to devaluation and repatriation risk. If our operating cash flows are not sufficient to meet our operating expenses and debt payment obligations, we may be forced to do one or more of the following:

  delay or reduce capital expenditures or the introduction of new products and applications;

  sell assets and

  forego business opportunities, including acquisitions and key research and development activities.

If we are unable to meet our debt service obligations, we may attempt to restructure or refinance our existing debt or to seek additional funding. However, we may not be able to do so on satisfactory terms, if at all. Any such failure could result in an event of default under our 2004 senior facilities.

Our high levels of indebtedness could adversely affect our ability to run our business.

In May 2004, a portion of the proceeds from the 2004 divestiture and the 2004 senior facilities was used to repay and/or refinance the indebtedness of Messer Holding that was outstanding at the time, in particular to repay the amounts outstanding under the 2001 senior facilities and to repurchase or redeem and cancel the Senior Notes. Nevertheless, we still have a high level of debt outstanding, which could have important consequences, including the following:

  we may have difficulty borrowing money in the future for working capital, capital expenditures, research and development or other purposes;

  we will need to use a large portion of our cash flow from operations to pay principal and interest on our remaining financial debt, which will reduce the amount of cash available to us to finance our operations and other business activities;

  we may be more vulnerable to economic downturns and adverse business developments; and

  we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy.

Our 2004 senior facilities restrict our ability to incur additional debt, but they do not fully prohibit us from doing so. Accordingly, we may be able to incur additional debt in the future. If we do incur additional debt, the risks outlined above could intensify.

We are subject to restrictive debt covenants.

Our 2004 senior facilities restrict our ability to do, among other things, any of the following:

  incur additional debt;

  pay dividends or distributions;

  make investments or capital expenditures;

  create liens;

  enter into transactions with affiliates; or

  sell assets or consolidate or merge with or into other companies.

All of these limitations are subject to exceptions and qualifications that may be important.

If we are not able to comply with any of the covenants set out in our 2004 senior facilities agreement, an event of default would occur. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under our 2004 senior facilities to be due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders under our 2004 senior facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the 2004 senior facilities. If the lenders under the 2004 senior facilities accelerate the repayment of our borrowings, we may not have sufficient assets to repay our 2004 senior facilities.

We operate in a highly competitive environment, which has tended to reduce industrial gas prices over most of the past five years. Falling prices could reduce our revenues or cash flows.

Six major producers dominate the worldwide industrial gas industry. There are also thousands of smaller, local producers, some of whom operate on a low cost basis, primarily in the cylinder segment. The past five years have witnessed consolidation among the biggest producers and an aggressive effort by most large producers to increase market share. The resulting price reductions combined with increasing energy prices have required us and other major producers to reduce costs to maintain profit levels. Although prices appear to have stabilized in many of our markets recently, we cannot assure that the prices of our products will not continue to fall, which could adversely effect our revenues and cash flows.

As a result of the sale of a substantial portion of our operations in the 2004 divestiture, our major competitors have greater financial resources and considerably greater market shares than we do. This could make our ability to compete more difficult than in the past.

We are exposed to local business risks in many different countries.

We manufacture and distribute our products in a number of countries around the world, with particular focus on countries in Europe, as well as China. Some of these countries, particularly those in Eastern Europe, have suffered from instability in their political and legal systems over the past ten years. Accordingly, our business is subject to risks related to the differing political, social and economic conditions of these various countries. These risks include, among other things:

  political and economic conditions that could result in our operations being disrupted;

  differences and unexpected changes in regulatory environments;

  varying tax regimes, including the risk that individual countries in which we operate will impose withholding taxes on our intercompany transfers;

  restrictions on the repatriation of capital;

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

Energy costs consist principally of electrical power costs. Electricity represented a significant percentage of our cost of sales in 2003. Our air separation and other production processes require significant amounts of electric energy. Though we pass a portion of these energy costs through to our customers under some of our long-term contracts, increases in energy costs can reduce our profitability significantly. A significant portion of our total energy costs are not passed through to customers. It is difficult to predict general trends in electricity prices for our various production facilities. We cannot assure that energy prices will not continue to rise or remain volatile. Any such increases or volatility could have a direct impact on our operating costs and profitability.

We will have ongoing environmental costs. If environmental laws become more stringent, we could be exposed to further clean-up costs on some of our properties.

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

We own and have owned several properties that may have been contaminated by us or prior users. While to date we have not spent material amounts on environmental matters, future costs associated with cleaning up contamination and otherwise managing our environmental liabilities may be significant and could negatively affect our revenues, cash flows and ability to service our indebtedness. We cannot assure you that we will not be found to be responsible for additional violations of existing environmental laws. If that happens, compliance could prove expensive for us and may negatively affect our results of operations and our ability to service our indebtedness.

We anticipate that governments in countries where we do business will continue to develop increasingly strict environmental laws and regulations and to interpret and enforce more aggressively existing laws and regulations. This trend may have an adverse effect on our business, financial condition or results of operations.

Change in the demand for our products in any of the industries we serve could adversely affect our operating results.

We supply a cross section of industries, including the steel, primary metal, chemicals, oil refining, food and beverages, healthcare, electronics and glass industries, and enter into long-term contracts over periods of up to 15 years. A significant decline in market demand in any one of these industries could adversely affect our future operating results.

Changes in foreign exchange rates could have adverse effects on our financial results and ability to repay indebtedness. Our hedging efforts may be unsuccessful.

We maintain our books and records, and measure our results, in Euros. Following the 2004 divestiture, we generate a large portion of our net sales from countries where the functional currency is not the Euro, in particular China and countries in Eastern Europe. Fluctuations in exchange rates could decrease the income, as expressed in Euro, that we derive from operations in those countries where the functional currency is not the Euro.

Most of our indebtedness is denominated in Euros, and our ability to use cash received in currency other than the Euro to service that indebtedness could be adversely affected by changes in exchange rates against the Euro.

Item 4. Information on the Company

4.A HISTORY AND DEVELOPMENT OF MESSER HOLDING

General

Messer Griesheim Holding AG, incorporated on November 22, 1996, as a German stock corporation (Aktiengesellschaft) under the laws of Germany, was a dormant company until it was activated to become a holding company for the shares of Messer Griesheim.

Effective March 17, 2004, Messer Griesheim Holding AG was, pursuant to the provisions of the German Reorganization Act (Umwandlungsgesetz), transformed from a German stock corporation into a private limited company (Gesellschaft mit beschränkter Haftung) under the laws of Germany with an indefinite duration named Messer Griesheim Holding GmbH. Messer Holding is domiciled in Germany.

Registered in Norderfriedrichskoog, Germany, we are a holding company with no material assets other than our direct and indirect shares in subsidiaries mainly in Western Europe, Eastern Europe and China. Our registered office is located at 25870 Norderfriedrichskoog, Germany, and our telephone number is +49-4864-1401.

The principal predecessor company and main operating company of Messer Holding were founded by the Messer family in 1898 in Hoechst, Germany, to produce acetylene generators and lamps. Until its merger in 1965 with the Hoechst AG subsidiary Knapsack-Griesheim AG, Messer Griesheim operated as a private, family-owned company. Beginning in the 1970s, Messer Griesheim expanded its operations from Germany into other western European countries and the United States. In 1989, it continued to expand its operations geographically to capitalize on opportunities presented by the political and commercial changes occurring in Eastern Europe and the reunification of Germany.

Like most major industrial gas companies, Messer Griesheim followed a program of rapid global expansion from 1997 through 1999. During this period, we made substantial investments in what were our core markets at the time, North America and Europe, and expanded into Latin America, Asia and Africa.

Previous Significant Transactions

Prior to April 30, 2001, Messer Griesheim was 33 1/3% owned by the Messer family, through their subsidiary Messer Industrie GmbH, and 66 2/3% owned by Hoechst AG, a subsidiary of Aventis. On April 30, 2001, a consortium of financial investors consisting of Allianz Capital Partners and the Goldman Sachs funds acquired Hoechst's interest in Messer Griesheim under a business combination agreement. This acquisition, referred to as the 2001 acquisition transaction, as well as the related call-and-put options and the 2001 refinancing program, and our divestiture program and the Singapore transaction are described in Item 18 "Financial Statements" – Note 3 "Acquisition transactions", – Note 4 "Financing transactions", – Note 14 "Divestiture program", and – Note 18 "Equity method investments".

The 2004 Divestiture, the 2004 Refinancing and the 2004 Senior Facilities

On May 6, 2004, we completed the 2004 divestiture of our operations in Germany, the United Kingdom and the United States. The 2004 divestiture was made pursuant to a sale and purchase agreement we entered into on January 19, 2004 with Air Liquide and certain of our affiliates, which provided, among other things, that Air Liquide, would acquire the entire share capital of our operating subsidiary Messer Griesheim, upon the terms and subject to the conditions of the sale and purchase agreement.

Prior to the completion of the 2004 divestiture on May 6, 2004, we reorganized our corporate structure so that our operations that were not being sold to Air Liquide were no longer directly or indirectly owned by Messer Griesheim.

In addition, Messer Griesheim Group contributed 94.9% of its shares in Messer Holding to Messer Group Vermögensverwaltungs GmbH, a wholly owned subsidiary of Messer Griesheim Group, prior to the completion of the 2004 divestiture.

In order to satisfy one of the conditions of the sale and purchase agreement, on April 21, 2004, we launched an offer to purchase for cash and solicitation of consents to amendments and waivers relating to our outstanding Senior Notes, which we refer to as the tender offer. Pursuant to the tender offer, we solicited consents from a majority of the holders of the Senior Notes:

  approving the adoption of certain amendments to the Senior Notes and the indenture governing the Senior Notes that eliminated substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Senior Notes and the indenture;

  waiving compliance in perpetuity with certain restrictive covenants, events of default and additional covenants and rights contained in the Senior Notes and the indenture; and

  directing the Bank of New York, as trustee under the indenture, to grant its consent to novation of, the early settlement of the repayment obligations under and the subsequent termination of the High Yield Proceeds Loan Agreement, dated May 16, 2001, between us, as lender, and Messer Griesheim, as borrower, and to the early termination of the High Yield Subordination Agreement, dated May 16, 2001, between us, as subordinated lender, and Messer Griesheim, as borrower.

On May 4, 2004, the consent payment deadline under the tender offer, 95.7% of the outstanding principal amount of Senior Notes had been tendered pursuant to the tender offer. This allowed us to enter into a supplemental indenture and other related agreements and thereby meet the condition of the sale and purchase agreement and complete the 2004 divestiture on May 6, 2004.

The 2004 divestiture was also part of a contemplated change in the ownership structure of our shareholder Messer Griesheim Group. Pursuant to a share purchase agreement dated April 1, 2004, the Messer family, through Messer Industrie, the family's holding company for its interest in Messer Griesheim Group, agreed to acquire the combined 66.16% interest in Messer Griesheim Group held by Allianz Capital Partners and the Goldman Sachs funds. The closing of this sale and purchase agreement occurred simultaneously with the closing of the sale and purchase agreement governing the 2004 divestiture. Also at the time of the closing of the sale and purchase agreement, Messer Industrie acquired all shares in Messer Group held indirectly by employees through Messer Employee and held directly by certain members of the shareholders´ committee of the former general partner of Messer Griesheim Group, MEB. We refer to the shares held by Messer Employee and the members of the shareholders' committee as the employee shares.

As a result of the foregoing transactions, Messer Industrie GmbH became the sole beneficial owner of Messer Griesheim Group.

At the close of the tender offer for the Senior Notes on May 21, 2004, we had repurchased and cancelled an aggregate principle amount of €530,587,000 of the Senior Notes, representing 96.47% of the Senior Notes outstanding prior to the consummation of the tender offer.

On May 25, 2004, we launched a mandatory redemption for all Senior Notes that remained outstanding following the completion of the tender offer. As of June 23, 2004, we had repurchased and cancelled all of the remaining outstanding Senior Notes. We now have no Senior Notes outstanding.

The gross proceeds to us from the 2004 divestiture were €2,680 million, of which €1,221 million was used to repurchase the Senior Notes in the tender offer and the mandatory redemption and repay the 2001 senior facilities, plus accrued interest.

In connection with the 2004 divestiture, on April 21, 2004, certain of our subsidiaries and affiliates entered into the agreement for the 2004 senior facilities with a group of banks. For additional information about the 2004 senior facilities, see Item 10. "Additional Information"—10. C "Material Contracts—The 2004 Senior Facilities". At the completion of the 2004 divestiture, we made our initial draw-down in the amount of €214.2 million under the 2004 senior facilities. We used €46.4 million of this amount to refinance some of the existing debt of our subsidiaries.

We loaned the remainder of the proceeds from the 2004 divestiture and our initial draw-down under the 2004 senior facilities to Messer Griesheim Group. Messer Griesheim Group used this loan of €1,612 million to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. We plan to merge with Messer Griesheim Group in the near future. See "—Planned Corporate Reorganization". Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, this loan will cease to exist.

Following the completion of the 2004 divestiture, we currently operate in 35 countries in Europe as well as in China. The operations in these countries generated estimated net sales of €471.6 million and estimated operating profit of €38.6 million in 2003 and employed approximately 3,700 people as of December 31, 2003. We estimate that the operations that were sold in the 2004 divestiture generated net sales of €1,027.1 million and operating profit of €83.0 million in 2003 and employed approximately 3,450 people as of December 31, 2003. Although we sold our German operations in the 2004 divestiture, we still have our administrative and corporate offices in Germany.

Current Ownership Structure

The following diagram shows our ownership and holding structure as of June 30, 2004, reflecting the completion of the 2004 divestiture:

Planned Corporate Reorganization

We are in the process of simplifying our holding structure. As a first step, we intend to merge Messer Group Vermögensverwaltungs GmbH into Messer Griesheim Group GmbH. Following this merger, we will be a directly held subsidiary of Messer Griesheim Group GmbH. Subsequently, we will merge Messer Griesheim Holding GmbH into Messer Griesheim Group GmbH, with Messer Griesheim Group GmbH being the surviving entity in the merger. As a result of this merger, the loans that were made by Messer Griesheim Holding GmbH to Messer Griesheim Group GmbH in connection with 2004 divestiture will cease to exist, as the borrower and lender under the loans will have been merged into a single entity.

Capital Expenditures

For a description of our principal capital expenditures see Item 5. "Operating and Financial Review and Prospects" - 5.B "Liquidity and Capital Resources".

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

  direct delivery in gaseous form, either from on-site production facilities or through pipelines;

  bulk delivery, principally in liquid form, in large volume tanks; or

  returnable cylinders, principally in gaseous form.

Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders.

Our geographical markets prior to the 2004 divesture. As of December 31, 2003, we operated in 43 countries through more than 399 facilities, including production plants, distribution and filling stations and research centers. We had an estimated global market share of approximately 4% of the total industrial gases market in 2003, which made us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in Central and Eastern Europe. We also had strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the twelve months ended December 31, 2003, we generated net sales of €1,499 million. Our primary or core markets were Europe and North America. Germany and North America collectively accounted for 64% of our net sales for the year 2003. In addition to our core markets of Europe and North America, we also operated in Asia, Africa and Latin America. Following the 2001 acquisition transactions and up through 2003, we undertook our divestiture program aimed at divesting substantially all of the assets outside our core markets (except China), along with certain non-strategic assets in our core markets.

Operations sold in the 2004 divestiture. On May 6, 2004, we sold our operations in Germany, the United States and the United Kingdom to Air Liquide in the 2004 divestiture.

Our geographical markets following the 2004 divesture. We currently operate in 35 countries through more than 184 locations distributed throughout Europe and in China. We have leading market shares in certain countries in Central and Eastern Europe and are represented in China in the central industrial regions of Sichuan, Yunnan, and Southern China and in the Shanghai metropolitan area. In the twelve months ended December 31, 2003, our on-going operations generated net sales of approximately €472 million.

The Industrial Gas Industry

General

The industrial gas industry consists of the production, distribution and sale of industrial gases and related hardware. Industrial gases are sold to three main customer sectors: industrial customers (such as the steel, chemicals, oil refining, cutting and welding, food, pulp and paper, automotive, lighting and glass manufacturing industries), medical customers (such as hospitals and clinics) and specialty customers (such as electronics manufacturers, research facilities and universities and fiber optics manufacturers). Total sales of industrial gases worldwide in 2002 were estimated at US$34.5 billion, of which approximately US$29.0 billion was attributed to the industrial sector, US$3 billion to the medical sector and US$2 billion to other specialized sectors.

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

Market Structure and Competition

Globally, there are currently six major industrial gas producers and distributors: L'Air Liquide, S.A., The BOC Group PLC, Praxair, Inc., Air Products & Chemicals, Inc., Linde AG, and Nippon Sanso Corp. There are also thousands of smaller, local companies that are primarily active in the cylinder segment. Despite the dominance of large companies, competition in our industry is largely local rather than global due to relatively high distribution costs over long distances and the limited scope for cost-sharing across markets. Competition in the local markets is based on price, reliability of supply, product quality, technology and service to customers.

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

Significant Industry Trends

The global market for industrial gases is estimated to have grown from US$28 billion in 1995 to US$34.5 billion in 2002. The industrial gas industry is to some extent protected from cyclical swings in demand because it supplies a broad range of industries. New applications for industrial gases within faster-growing industry segments (for instance, petrochemicals, refining, electronics, environmental and food) also help compensate for slower demand growth and cyclicality from other more mature segments.

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

Acetylene. Acetylene is a fuel gas, which is primarily used in the metal industry to weld, cut, braze and solder metals in various environments, including underwater and in extreme cold.

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

Production Methods

Industrial gases are principally produced by one of four methods:

Cryogenic Air Separation. Cryogenic (low temperature) air separation is a mature technology, although incremental technical advances are still yielding improvements in capital cost, operating cost, ease of operation and reliability. The cryogenic process involves cooling air down to a liquid and rectification at very low temperatures. Therefore, the different volatilities of the components of liquid air are used in a multi-step separation process to produce a liquid, which is then slowly vaporized by increasing its temperature. Because each of the individual gases within air vaporizes at a different temperature, separation of gases can be accomplished by precisely controlling the temperature.

The plants used for cryogenic air separation, called air separation units, or Air Separation Units, are complexes of compressors, distillation columns and various other components. The production process in modern air separation plants is highly automated, so few on-site employees are needed for the normal operation and maintenance of the plant.

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

Non-Cryogenic Air Separation. Non-cryogenic techniques involve the filtering of air without chilling and reheating it. The two principal methods, pressure swing adsorption and membrane diffusion, were first developed during the 1970s and are becoming increasingly significant for smaller or less demanding on-site applications. Gas from non-cryogenic separation techniques is of a lower purity than gas from the cryogenic process and it is possible to produce one kind of gas at a time in this manner (as the remaining gas is released into the atmosphere after the filtering process is completed). Oxygen, nitrogen and argon can all be produced through non-cryogenic air separation.

Recovery. Carbon dioxide and hydrogen are produced by purchasing gases that are the byproduct of other industrial processes and purifying them to the level of purity required by the customer. Carbon dioxide can also be produced by purifying sources obtained from wells or other natural sources.

Synthesis. Acetylene and most specialty gas mixtures are produced by synthesizing, or mixing together, different gases or elements. Acetylene, for example, is produced from a process involving calcium carbide and water. Hydrogen and Carbon monoxide is produced by a catalytic reforming process using natural gas and steam.

Raw Materials and Energy

Energy costs consist principally of electrical power costs. Electricity represented a significant percentage of our cost of sales in 2003. Energy is the largest single cost item in the production of industrial gases primarily because Air Separation Units are energy intensive. A large unit that produces 5,000 tons of oxygen per day consumes 20 megawatts of electricity per hour to run its compressors. Many of our on-site and pipeline supply contracts pass the majority of energy costs specific to such contracts through to customers.

The raw material for producing oxygen, nitrogen and argon is air, which is free. For carbon dioxide, hydrogen and most specialty gases, raw materials such as the byproduct streams from other industrial processes and natural gas, are largely purchased from outside sources and typically through long-term contracts with many different suppliers. Helium is extracted from natural gas deposits. Only a few sources of natural gas in the world contain a sufficient proportion of helium to allow for its economical separation. These are principally in the United States, Poland, Russia and Algeria. We buy helium from suppliers in each of these countries.

Distribution

Like other industrial gas producers in the industry, we deliver our industrial gas products in three ways: (i) direct delivery in gaseous form through on-site production or pipeline supply, (ii) bulk delivery, principally in liquid form in large volume tanks and (iii) delivery, principally in gaseous form, in smaller volume cylinders. Our method of delivery is generally determined by the lowest cost means of meeting our customer's needs, depending upon factors such as volume requirements, purity, pattern of usage and the form in which the product is used (in gaseous or liquid form).

Cylinder Supply. Customers requiring small volumes of gases (including most specialty gases) are supplied products in cylinders which we typically own and rent to these customers. Cylinders typically have a capacity of 50 liters and vary in pressurization capability. The greater the pressure, the greater the amount of gas in the cylinder and therefore the lower the transport costs per unit of gas. Cylinders may be delivered to the customer's site or picked up by the customer at a filling station or retail location. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe.

Bulk Supply. We distribute gases in bulk form to customers who require a high volume of industrial gases but do not wish to install an on-site facility and for whom pipeline delivery is not a cost efficient option. The industrial gases most commonly supplied in bulk form are liquid oxygen, nitrogen, argon, carbon dioxide, hydrogen and helium. Bulk supplies are stored on the customer's premises in tanks with capacities ranging between 2 and 150 tons. Typically, we own these tanks and lease them to our customers. We deliver gas to our customers by tanker trucks, tube trailers or rail cars and transfer it to the leased tanks. Our bulk customers typically store the product near the point of use, normally in liquid state, and vaporize the product into gaseous state for use as needed. Bulk supplies of oxygen and nitrogen generally have a relatively small commercially viable distribution radius (up to 200 kilometers) from the plants at which they are produced. However, argon and helium are higher-margin products and thus can profitably be shipped much longer distances. Our bulk supply contracts in Europe typically have terms of two to ten years.

On-site and Pipeline Supply. We typically supply customers who require the largest volumes of industrial gases (typically oxygen, nitrogen and hydrogen) and who have a relatively constant demand from Air Separation Units or non-cryogenic plants built adjacent to or on these customers' facilities. We own and maintain these plants. Because these plants are usually dedicated solely to supply a particular customer, our product supply contracts generally contain take-or-pay minimum purchase requirements.

For customers who use large volumes of industrial gases such as oxygen and nitrogen but who do not have a plant on or adjacent to their facilities, we deliver gases, where feasible, through a pipeline from nearby plants. If several potentially important customers are concentrated in a particular region, they can all be connected by a single pipeline system. Such a pipeline improves supply security for the customer while decreasing our delivery costs. Despite the high costs of constructing a pipeline (which costs include obtaining the necessary rights-of-way from owners of property located between the plant and the customer's facility), maintenance costs are low. Our pipeline supply arrangements are generally made under contracts having terms similar to our on-site supply contracts.

Our Operations by Region

The discussion below of our operations by region describes the operations that we have retained following the 2004 divestiture. Prior to the 2004 divestiture, we also had significant operations in Germany, the United States and the United Kingdom.

Western Europe (not including Germany and the United Kingdom)

As most western European markets are dominated by one or more of our competitors, we have followed a niche strategy in this region, based on perceived opportunities in specific countries. Currently, our most important markets by net sales in this region are France and Belgium. We also have smaller operations in Switzerland, the Netherlands, Italy and Spain. Our principal products in this region are nitrogen, oxygen, carbon dioxide, specialty gases and argon. We primarily operate in the bulk and cylinder segments within these markets, servicing customers in a broad range of industries including the food, steel, chemical, construction and metal industries. We also maintain non-cryogenic on-site plants at some customers' premises. In addition, we operate an 84 kilometer oxygen and nitrogen pipeline network in the petrochemical industrial area of Tarragona in northeastern Spain.

Our top ten customers in this region accounted for less than 12.0% of our total net sales for this region in 2003, and no single customer in any country in Western Europe accounted for more than 2.5% of total net sales in the region. Our bulk contracts in Western Europe typically have terms of two to three years, the maximum term permitted for such contracts under European Union antitrust laws, and cylinder contracts typically have terms of one to five years. In Western Europe, we earn 100% of our bulk, pipeline and on-site revenues pursuant to contracts and 90% of our cylinder revenues pursuant to contracts. We estimate that our year-on-year customer retention rate is 85%.

In France, we operate in all business segments with a particular focus on carbon dioxide in the bulk business and the cylinder business. Our French cylinder business is supported by a specialty gas facility near Paris. In Belgium, we have a cylinder business with a specialty gas plant close to Brussels. In Switzerland, we are active in the cylinder and bulk segments and operate one nitrogen on-site facility and one hydrogen plant. We also distribute technical equipment, machinery, tools and accessories for the welding industry. In Italy, we have a strong position in the CO2 market due to our ownership of two CO2 sources in that country.

Eastern Europe

We have leading positions in several countries in this region with estimated market shares ranging from 34% to 75% in Hungary, Slovakia, Slovenia, Croatia, Bulgaria, Bosnia and Serbia. We also have a strong position in Austria with an estimated market share of approximately 17%. Our most important markets by net sales in this region are Austria, Czech Republic, Hungary, Serbia and Poland. We also have smaller operations in Bosnia-Herzegovina, Bulgaria, Estonia, Greece, Latvia, Macedonia, Romania, Russia and Turkey.

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

Our on-site contracts in this region typically have terms ranging between 8 to 15 years with take-or-pay minimum purchase requirements. Our bulk contracts in this region typically have terms ranging between 3 to 10 years, the maximum term permitted for such contracts under European Union antitrust laws, and cylinder contracts typically have terms ranging between one to two years. In Eastern Europe, we earn 100% of our bulk, pipeline and on-site revenues pursuant to contracts and 90% of our cylinder revenues pursuant to contracts. We estimate that our year-on-year customer retention rate is 85%.

The industrial gas market in Eastern Europe is generally less mature than in Western Europe, and the competitive environment in this region is more dynamic as a result. We believe that this region offers attractive growth prospects.

China

In China, we are represented in the central industrial regions of Sichuan, Yunnan, and Southern China and in the Shanghai metropolitan area.

Sales and Marketing

The discussion below describes our sales and marketing activities in those countries where we still have operations following the 2004 divestiture. Prior to this divestiture, we also had operations in Germany, the United States and the United Kingdom.

In Europe we typically organize our sales and marketing along business unit lines with separate sales forces for the on-site and pipeline, bulk, cylinder, specialty gases and medical business units within each country. However, in some countries, we have recently reorganized some of these activities by combining the bulk, cylinder and specialty gases sales forces.

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

The largest product liability occurrences we have suffered in the last five years related to carbon dioxide that Messer Griesheim purchased from a third party supplier and sold to its clients which were contaminated with benzene. Total claims for this incident amounted to approximately €15.9 million, 100% of which was covered by insurance policies. In general, our property claims experience has been favorable and infrequent. The largest property loss which we sustained on a global basis was attributed to an oxygen pipeline explosion which took place in 1995 at a location near Cologne, Germany. Claims relating to this incident amounted to approximately €6.1 million in damages. Approximately 70% of these damages were covered by our insurance policies.

4.C ORGANIZATIONAL STRUCTURE

We are a group of companies, with our current core markets in a number of European countries and in China, specializing in the production and distribution of industrial gases, including oxygen, nitrogen, argon, carbon dioxide, hydrogen, helium, specialty gases and acetylene.

You can find a chart showing our current ownership and holding structure above under Item 4 "Information on the Company" - 4.A "History and Development of Messer Holding – Current Ownership Structure".

Our significant subsidiaries as of June 30, 2004, following the 2004 divestiture are set forth below.

Name and Office of Subsidiary	Country of Incorporation or Residence	Ownership Percentage
Messer France S.A. (Asnières)	France	100%
Messer Hungarogáz Kft. (Budapest)	Hungary	100%
Messer Austria GmbH (Gumpoldskirchen)	Austria	100%
Messer B.V. (Moerdijk)	Netherlands	100%
Messer Croatia Plin d.d. (Zapresic)	Croatia	99.96%
Messer Belgium N.V. (Machelen)	Belgium	99.41%
Messer Polska Spólka z.o.o. (Chorzów)	Poland	98.54%
Tehnogas AD (Beograd)	Serbia	61.02%
Messer Griesheim China Holding GmbH	Germany	100%

4.D PROPERTY, PLANTS AND EQUIPMENT

We are renting our principal corporate offices, which are located in Krefeld, Germany and Sulzbach, Germany and own our principal operational offices in Gumpoldskirchen, Austria and Asnières, France. It is our general policy to own our production facilities.

As of June 30, 2004, we own:

  38 cryogenic Air Separating Units;

  12 cryogenic generators;

  90 kilometers of pipeline in our pipeline networks;

  11 carbon dioxide plants;

  8 hydrogen plants;

  19 acetylene plants;

  4 filling plants specialty gases; and

  90 filling plants airgases.

Additionally, we also own numerous non-cryogenic plants, liquefiers and cylinder filling stations. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

Below is a summary that sets out our major production facilities as of June 30, 2004.

Country	Production site location	Major product
Austria	Gumpoldskirchen	Oxygen, Nitrogen, Acethylen
China	Chendu	Oxygen, Nitrogen
	Foshan	Oxygen, Nitrogen
	Jiangyou	Oxygen, Nitrogen
	Kunming	Oxygen, Nitrogen, Hydrogen
	Ningbo	Oxygen, Nitrogen
	Shanghai	Oxygen, Nitrogen, Hydrogen
	Xiangtan	Oxygen, Nitrogen
Croatia	Dugi Rat	Oxygen, Nitrogen,
	Kutina	Carbon-Dioxide
	Zapresic	Oxygen, Nitrogen,
Czech Republic	Vratimov	Acethylen
	Vratimov	Oxygen, Nitrogen, Argon,
Finland	Imatra	Oxygen, Nitrogen, Argon
	Sunila	Oxygen
France	Lavera	Carbon-Dioxide
	Nangis	Carbon-Dioxide
	Beauvais	Oxygen, Nitrogen
Hungary	Budapest	Oxygen, Nitrogen, Acethylen
	Nyergesujfalu	Nitrogen
	Tiszaujvaros	Nitrogen
	Varpalota	Hydrogen
	Ölbö	Carbon-Dioxide
Italy	Ambra	Carbon-Dioxide
Poland	Chorzow	Acethylen
	Police	Acethylen
Romania	Deva	Acethylen
Serbia	Nis	Oxygen, Nitrogen, Argon
	Pancevo	Carbon-Dioxide
	Smederevo	Oxygen, Nitrogen, Argon
Slovakia	Bratislava	Oxygen, Nitrogen,
Slovenia	Ljubiljana	Acethylen
Spain	Vilaseca	Oxygen, Nitrogen, Argon,
Switzerland	Lenzburg	Hydrogen

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

We own and have owned several properties that may have been contaminated by us or prior users. Soil and groundwater contamination mainly associated with past activities at some of our sites could represent a potential environmental liability. In addition, capital expenditures may become necessary to reduce the environmental impact of certain operations, such as expenditure to install modern production equipment with lower emission levels.

In addition to existing regulatory legislation, several legislative initiatives are under consideration that may have an effect on our operations. Energy accounts for a high proportion of our operating costs. There is increasing interest in Europe in encouraging significantly lower energy consumption by introducing levies or taxes.

Because we supply industrial gases to the medical industry, we are subject to additional regulation in certain of our markets. The expansion of the scope and effect of such regulation may have an adverse effect on our operations.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with Messer Griesheim's and Messer Holding's consolidated financial statements included in this Form 20-F starting on page F-1. Messer Griesheim's and Messer Holding's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards of the International Accounting Standards Board, or IFRS, which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, shareholders' equity and disclosures regarding differences between IFRS and U.S. GAAP in Note 40 "Reconciliation to U.S. GAAP" to Messer Holding's consolidated financial statements.

Forward-Looking Statements May Prove Inaccurate

This report contains certain forward-looking statements and information relating to us that is based on the beliefs of our management as well as assumptions made by and information currently available to us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions as well as other statements contained in this Form 20-F that are not historical facts. When used in this document, words such as "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

5.A OPERATING RESULTS

Overview and Recent Developments

We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the steel, chemicals, pulp and paper, electronics, health care, food and beverages, automotive, lighting, and glass industries.

On May 6, 2004, we completed the 2004 divestiture. In this divestiture, we sold our operations in Germany, the United Kingdom and the United States through the sale of our subsidiary Messer Griesheim GmbH to Air Liquide.

In contemplation of the completion of the 2004 divestiture:

  we reorganized our corporate holding structure so that our operations that were not being sold to Air Liquide were no longer directly or indirectly owned by Messer Griesheim GmbH;

  we launched the tender offer for the Senior Notes; and

  we and certain of our subsidiaries and affiliates entered into the agreement for the 2004 senior facilities with a group of banks.

We received gross proceeds from the 2004 divestiture of €2,680 million, of which €1,221 million was used to repurchase or redeem and cancel all of the Senior Notes and to repay the 2001 senior facilities, plus accrued interest.

At the completion of the 2004 divestiture, we made our initial draw-down in the amount of €214.2 million under the 2004 senior facilities. We used €46.4 million of this amount to refinance some of the existing debt of our subsidiaries.

We loaned the remainder of the proceeds from the 2004 divestiture and our initial draw-down under the 2004 senior facilities to Messer Griesheim Group. Messer Griesheim Group used this loan of €1,612 million to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. We plan to merge with Messer Griesheim Group in the near future. Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, this loan will cease to exist.

We estimate that the operations that we sold in the 2004 divestiture generated approximately 69% or €1,027 million of our net sales and approximately 68% or €83.0 million of our operating profit in 2003.

Since the completion of the 2004 divestiture, we have been operating in 35 countries through more than 184 locations distributed throughout Europe and in China. We have leading market shares in certain countries in Central and Eastern Europe and are represented in China, in the central industrial regions of Sichuan, Yunnan, and Southern China and in the Shanghai metropolitan area.

We estimate that our on-going operations generated net sales of approximately €471.6 million and contributed €38.6 million to our operating profit in the twelve months ended December 31, 2003. These operations are expected to generate net sales of approximately €500 million in 2004 and currently employ more than 3,700 people.

We expect some improvements for our business in 2004, as the economies in Europe are showing signs of recovery and further growth is expected in China.

The achievement of our future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected.

In 2003, we entered into several foreign currency put options in the amount of US$ 550 million that were to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options was €/US$ = 1.16035. These put options were purchased from several financial institutions, including Goldman Sachs. These put options were closed-out in January 2004 and a loss amounting to €6.2 million has been realized.

The remainder of the discussion in this Item 5.A "Operating Results" is based on our historical consolidated financial data for the period ending December 31, 2003, 2002, and 2001 and does not reflect the effects of post December 31, 2003 events, including the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities, on our on-going operations.

As of December 31, 2003 and prior to the 2004 divestiture, we operated in 43 countries through more than 399 facilities, including production plants, distribution and filling stations and research centers. We had an estimated global market share of approximately 4% of the total industrial gases market in 2003, which made us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in Central and Eastern Europe. We also had strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the twelve months ended December 31, 2003, we generated net sales of €1,499 million. Our primary or core markets were Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 64% of our net sales for the year 2003. In addition to our core markets of Europe and North America, we also operated in Asia, Africa and Latin America. We have been in the process of divesting substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. Other than our joint ventures in China we have completed these divestitures by year-end 2003.

Business Practices

Net Sales

We primarily earn revenues from

  sales of industrial gases and, to a lesser extent,

  sales of hardware related to industrial gas usage.

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

Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site, pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 39% of our total net sales in the twelve months ended December 31, 2003. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and two to five years in the United States.

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

Cost of sales principally consists of:

  depreciation of the capital costs of plants;

  costs of energy required for production; and

  labor costs relating to production.

We depreciate fixed assets on a straight-line basis. Our depreciation rates assume useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Energy costs consist principally of electrical power costs. Electricity represented approximately 29.3% of cost of sales in the twelve months ended December 31, 2003. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

Our Divestiture Program

Prior to the 2004 divestiture, our core markets were Europe and North America. In May 2001, immediately following the 2001 acquisition transactions, we adopted a divestiture program. Pursuant to our divestiture program, we planned to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. The proceeds from this divestiture program have been and will be used to reduce our consolidated debt.

Pursuant to our divestiture program, as of December 31, 2003, we had completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also had completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago, Venezuela, Indonesia, Malaysia and Central America, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As of December 31, 2003, we had completed the disposal of our investments in subsidiaries available for sale. We completed repayment of our senior term disposal facility in the second quarter of 2002.

Cost-Savings Plan

Commencing in 2001 we implemented a plan to reduce our operating costs, principally in Europe. This plan involved eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We identified most of the specific cost savings measures that we anticipated to achieve by year-end 2003. We expected that these measures would reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately €100.0 million by year-end 2003.

For the twelve months ended December 31, 2003, we reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €99.9 million. As a result of implementation of these measures, we incurred restructuring and reorganization costs of approximately €47.1 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the thirty two month period from May 1, 2001 to December 31, 2003, of which €9.0 million was recorded in the twelve months ended December 31, 2003. These costs relate to divestitures, reduction in work force and various other reductions of operating costs, respectively.

Critical Accounting Policies

The results of our operations and financial condition are determined based on the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the consolidated financial statements. This affects the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of these assumptions and estimates are subjective in nature and complex, and consequently actual results could differ. If an accounting estimate requires assumptions to be made about matters that are highly uncertain and if different estimates could have reasonably been used, the accounting estimate would constitute a critical accounting policy. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with the audited consolidated financial statements.

Discontinuing Operations

In accordance with IAS 35, we have the option of either presenting the impact of the discontinuing operations on the face of our historical consolidated financial statements or within the notes to the historical consolidated financial statements. We have elected to present the results of the discontinuing operations within the notes to the consolidated financial statements as reflected elsewhere in this document. In addition, we have presented capsule information following the consolidated statements of operations, the consolidated balance sheets and the consolidated cash flows statements. The information within the notes and the capsule information have been presented for the successor company only.

The financial information reflects the allocation between continuing and discontinuing operations. For this purpose, certain assets, mainly goodwill, trademark and the related revenues and expenses were allocated between continuing and discontinuing operations based on the legal structure of the transaction. Additionally, since the major portion of the senior facilities indebtedness and the High Yield Bonds would be repaid using the proceeds from the Divestiture Assets, this indebtedness were allocated to the discontinuing operations. Also, the expenses related to the corporate segments were allocated between continuing and discontinuing operations.

Pension plans

We account for pensions on the basis of actuarial valuations, which rely on statistical and other factors in order to estimate future events. These factors include key actuarial assumptions about the discount rate and rate of future compensation increases as well as the expected return on assets. In addition, our actuarial consultants also make use of subjective assumptions such as fluctuations and mortality rates. These actuarial assumptions may differ materially from actual developments due to changing market and economic conditions, changes in fluctuation rates or changes in that life expectancy of participants, thereby resulting in a significant variation of the projected benefit obligation (PBO).

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market-related value of plan assets. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. The expected return of each asset class is based on an average return over the long-term on risk-free government bonds and moderate specific risk premiums varying for equities and for lower credit bonds. Accordingly, we calculated an expected return on plan assets of approximately 6.95% at December 31, 2003. The market-related value of plan assets for the company's pension plans are based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

Purchase Accounting

We account for the 2001 acquisition transactions in a manner similar to that of the acquisition of Messer Griesheim by Messer Holding. The accounting for this acquisition resulted in significant amounts of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in industry conditions, technological advances and other economic factors could cause actual outcomes to vary from the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Such differing allocations could impact future operating results.

Recoverability of Long-Lived Assets

Our business is capital intensive and, historically, requires a significant investment in property, plant and equipment. As of December 31, 2003, the carrying value of our property, plant and equipment was €1,345 million and long-lived intangible assets amounted to €688 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the higher of net selling price and value-in-use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value–in-use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

A continuation of the currently competitive economic conditions in the industrial gas industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. This could result in decreased production and reduced capacity utilization. Such events could result in reductions of future net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, which would negatively impact future operating results.

Recoverability of Investments in Subsidiaries Available for Sale

We have made a series of investments in, and advances to, companies that are principally engaged in the manufacture, sale and distribution of industrial gases which are located in regional markets which we no longer consider part of our core markets. As of December 31, 2003 and December 31, 2002, the carrying amounts of investments in subsidiaries available for sale aggregate approximately €0 and €18.1 million, respectively. Our accounting policy is to value such investments at estimated net realizable value. In determining estimated net realizable value, we consider the forecasted results of the investee, the economic environment in the regional market and our ability and intent to hold the investment until the estimated sale date.

Realization of Deferred Tax Assets

As of December 31, 2003, we had total deferred tax assets of approximately €91.3 million. Included in this total are the benefit of net operating loss and tax credit carry forwards of approximately €38.4 million. Such tax loss and credit carry forwards generally do not expire under current law, except for certain amounts attributable to operations in the United States that expire in 20 years. Realization of these amounts is dependent upon the generation of future taxable income at a level sufficient to absorb the loss and credits carry forwards. These deferred tax assets were recognized to the extent that it is deemed probable that future taxable profit will be generated. The amount of total deferred tax assets considered realizable prospectively could be reduced if our estimates of projected future taxable income are lowered from present levels or if changes in current tax regulations are revised which could impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry forwards in the future.

Restructuring Charges

Subsequent to the 2001 acquisition transactions, management approved plans to restructure the Group and reduce costs. These changes were intended to, among other things, improve operational efficiencies and improve profitability. While management approved a detailed restructuring plan, the calculation of the provision requires the use of estimates and management judgment. Additionally, if industry conditions continue to deteriorate or an economic downturn is experienced in the future, further restructuring charges may be incurred. Resulting variances from estimates previously utilized may adversely impact future financial results.

Reclassifications

Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification.

Results of Operations

When comparing the twelve months ended December 31, 2003, 2002 and the eight months ended December 31, 2001, with the four months ended April 30, 2001, consideration should be given to the impact on comparability arising from the 2001 acquisition transactions, the 2001 refinancing program, our divestiture program and the other developments described above. As a result of these events, comparability is impacted by a number of factors, the most significant of which are (i) the new cost base of the our assets and liabilities as a result of the 2001 acquisition transactions, (ii) our refinancing program and the resulting impact on financing costs and (iii) our divestiture program. All of these factors impacted the comparability of the results presented for the twelve months ended December 31, 2003, 2002 and the eight months ended December 31, 2001, to periods prior to the 2001 acquisition transactions.

To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in our consolidated financial statements and elsewhere in this document in order to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The following table sets forth a summary of our results for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001:

	Successor			Predecessor
	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)			Messer Griesheim GmbH
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Net sales	1,498.7	1,526.0	1,046.6	574.5
Cost of sales	(723.2)	(748.8)	(528.4)	(293.4)
Gross profit	775.5	777.2	518.2	281.1
Distribution and selling costs	(479.1)	(476.5)	(342.2)	(177.2)
General and administrative costs	(119.0)	(127.6)	(90.8)	(45.0)
Other, net(1)	(55.8)	(41.9)	(47.7)	(12.4)
Operating profit	121.6	131.2	37.5	46.5
Interest expense, net	(120.6)	(140.0)	(103.4)	(36.4)
Other non-operating income (expenses)(2)	22.5	(35.2)	(24.9)	(16.7)
Profit (loss) before income taxes and minority interests	23.5	(44.0)	(90.8)	(6.6)
Income tax (expense) benefit	(0.5)	(34.8)	26.2	(4.8)
Minority interest, net of income taxes	(8.7)	(11.1)	(4.9)	(2.1)
Net income (loss)	14.3	(89.9)	(69.5)	(13.5)
Thereof discontinuing operations:
Total net sales	1,027.1	1,072.0	750.2
Total expenses	(1,055.8)	(1,147.8)	(827.1)
Loss before income taxes and minority interests	(28.7)	(75.7)	(76.9)
Income tax benefit (expense)	17.6	(25.4)	30.6

(1) Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges.

(2) Amounts include equity method investment income (expense), other investment expense, net, changes in fair value of investments in subsidiaries available for sale and other financial income (expenses), net.

Major Events for Year 2003 (in chronological order)

  For the twelve months ended December 31, 2003, we implemented a project to reduce our working capital. As of December 2003 we were able to decrease the working capital by €42 million compared to December 2002.

  In 2003 we made voluntary debt repayments of €70.6 million and mandatory excess cash flow repayments of €2.8 million. Further, the Company made €52.2 million mandatory repayments in 2003.

  For the twelve months ended December 31, 2003, we have maintained our capital expenditures at no more than 10% of our total net sales. Our capital expenditures in the future will be focused on making additions to our continuing operations that will allow us to exploit the full potential of earlier investments.

  In July 2003, a final settlement agreement between Hoechst AG, Aventis (China) Investment Co. Ltd. (ACIC) and the Messer Griesheim Group GmbH & Co. KGaA was negotiated. As a result of this settlement agreement we acquired six Chinese Joint Ventures formally owned by ACIC. These companies have been consolidated as of July 1, 2003.

  During December 2003, we sold all participations in Central America (El Salvador, Guatemala, Honduras and Nicaragua) to Ergofran S.A. de C.V. The purchaser is a wholly owned subsidiary of Commercial Infra S.A. de C.V., Mexico, a Joint venture of Air Products and Infra.

  For the twelve months ended December 31, 2003, we finalized our cost saving program and have reduced the cost base of our operations in our core markets to its level for the year 2000 by €99.9 million. As a result of implementation of these measures we incurred total one time costs of approximately €47.1 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the thirty two months ended December 31, 2003.

  During December in 2003 and in connection with the 2004 divestiture, the group elected to step-up the tax book values of all material subsidiaries (the "Restructuring 2003") in order to avoid any negative tax consequences as a result of the German capital gains tax exemption. The Restructuring 2003 has no impact on the consolidated financial statements as of December 31, 2003.

Twelve Months Ended December 31, 2003 Compared with Twelve Months Ended December 31, 2002

Net sales Net sales decreased to €1,498.7 million for the twelve months ended December 31, 2003 from €1,526.0 million for the twelve months ended December 31, 2002 and are shown by business areas below:

	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(in € millions)	(in € millions)
Net sales - Business Areas
Germany	648.6	649.6
Western Europe, excluding Germany	257.1	261.5
Eastern Europe	242.8	218.8
North America	304.4	337.0
Others	44.0	56.3
Reconciliation/Corporate	1.8	2.8
Total	1,498.7	1,526.0
Thereof discontinuing operations	1,027.1	1,072.0

  Net sales in Germany decreased 0.1% to €648.6 million in the year 2003 from €649.6 million in the year 2002. This slight decrease was primarily caused by lower demand of specialty gases resulting from the weaker performance of the semiconductor industry on the whole. Increasing sales in the pipeline and bulk business partially off-set the decline in the cylinder business resulting from continuing weak business climate.

  Net sales in Western Europe (excluding Germany) decreased 1.7% to €257.1 million in the year 2003 from €261.5 million in the year 2002. Lower sales in the UK (€10.4 million) were partially offset by sales increases in France from food industry applications, in Spain as a result of improved cylinder and pipeline business and in Italy with increased sales of bulk carbon dioxide. The decrease in the UK was mainly caused by lower sales of engineering equipment as well as the decline of the GBP against the Euro.

  Net sales in Eastern Europe increased 10.9% to €242.8 million in the year 2003 from €218.8 million in the year 2002. This increase is mainly due to growth over almost all of the countries in our Eastern Europe region. The strongest sales growth was achieved in Poland within the carbon dioxide business, Serbia in the onsite business as well as in Slovenia and Greece.

  Net sales in North America decreased 9.7% to €304.4 million in the year 2003 from €337.0 million in the year 2002. This decrease was primarily caused by the significant increase of the Euro against the US$ in the year 2003 compared to 2002. In addition, the first-time consolidation of the cylinder business of Constar (€21.0 million) in 2003 due to a change in management structure offset the reduction in sales resulting from the disposal of our operations in Canada (€9.0 million) in the fourth quarter 2002 pursuant to our divestiture program.

  Net sales in Other Business Areas decreased 21.9% to €44.0 million in the year 2003 from €56.3 million in the year 2002. This decrease is mainly due to the negative currency impact from local currencies which are directly linked to the US$.

  Net Sales of discontinuing operations are composed of Net Sales in Germany, the UK and North America.

Cost of sales. Cost of sales decreased 3.4% to €723.2 million in the year 2003 from €748.8 million in the year 2002. Cost of sales consists primarily of raw material costs (e.g. energy), purchased parts and direct labor, as well as manufacturing overheads and depreciation.

The decrease in cost of sales resulted from the decrease in sales and the expiration of depreciation of fully depreciated property, plant and equipment. Furthermore, the development of cost of sales was influenced negatively by the weak US$. Overall, the gross margin increased from 50.9% of net sales in 2002 to 51.7% of net sales in 2003.

Distribution and selling costs. Distribution and selling costs increased 0.5% to €479.1 million in the year 2003 from €476.5 million in the year 2002. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

The increase in distribution and selling costs was mainly caused by higher fuel costs for transportation in Europe and the US.

General and administrative costs. General and administrative costs decreased by 6.7% to €119.0 million in the year 2003 from €127.6 million in the year 2002. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overheads.

In North America we reduced General & administrative costs by €5.2 million following cost saving measures such as reorganization of management, replacement of expensive external consultancy costs for SAP by in-house expertise and more efficient cash management. We also achieved positive effects in the year 2003 through cost saving measures in Switzerland and Germany. Furthermore, the development of General & administrative costs was influenced by the weak US$.

Other, net. Other expenses, net increased by €13.9 million to €55.8 million in the year 2003 from €41.9 million in the year 2002. This amount includes research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges. The increase in the year 2003 was mainly caused by the disposal of goodwill relating to taxes in Germany in the year 2003 with €26.9 million.

Operating profit. As shown in the following table, operating profit decreased by 7.3% to €121.6 million for the twelve months ended December 31, 2003 from €131.2 million for the twelve months ended December 31, 2002.

	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(in € millions)	(in € millions)
Operating profit (loss) – Business Areas
Germany	118.0	110.7
Western Europe, excluding Germany	4.5	8.2
Eastern Europe	32.7	33.6
North America	20.1	22.9
Others	4.9	7.6
Reconciliation/Corporate	(58.6)	(51.8)
Total	121.6	131.2
Thereof discontinuing operations	83.0	95.9

  In Germany, we achieved an operating profit of €118.0 million in the year 2003 compared to an operating profit of €110.7 million in the year 2002. The increase, despite stable sales, was primarily caused by effective cost management combined with cost savings and a beneficial product mix.

  In Western Europe (excluding Germany) we achieved an operating profit of €4.5 million in the year 2003 compared to an operating profit of €8.2 million in the year 2002. The decrease was primarily caused by an operating profit decline in the UK (€4.1 million) resulting from lower sales and a negative exchange rate impact. This was partially offset by sales driven increases of the operating profit in Spain and cost saving improvements in Switzerland.

  In Eastern Europe we achieved an operating profit of €32.7 million in the year 2003 compared to an operating profit of €33.6 million in the year 2002. The decrease was primarily caused by higher distribution costs in Poland and Austria, as well as higher energy costs in Serbia but was partially off-set by the positive sales performance in all other countries.

  In North America, we achieved an operating profit of €20.1 million in the year 2003 compared to an operating profit of €22.9 million in the year 2002. The currency decline of the US$ and the divestiture of the Canadian business caused a lower operating profit in 2003 compared to 2002. The first-time consolidation of Constar led to a small positive impact in operating profit.

  Operating profit from discontinuing operations includes Germany, UK, North America and elements within Reconciliation/Corporate.

Interest expense, net. Net interest expenses decreased 13.8% to €120.6 million in the year 2003 from €140.0 million in the year 2002. The improvement results from mandatory (€52.2 million) and voluntary (€70.6 million) repayments as well as the partial senior notes repurchase. Furthermore, the development of interest expenses, net was influenced negatively by the weak US$.

Other non operating income (expenses). Non operating income in 2003 was €22.5 million compared to expenses of €35.2 million in 2002. This was caused by three major facts: the prior year impairment of Constar, the lower expenses related to the divestiture of non core business (€5 million) as well as the exchange gain realized from an US$ option in 2003 (€25 million).

Income taxes. In 2003, we recorded an income tax expense of €0.5 million, compared to €34.8 million in 2002. The significant decrease resulted from a reduction of tax liabilities due to a German Supreme Court decision and a change in the Group's tax strategy. The release of tax liabilities resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during May 1, 2001 acquisition) and a corresponding expense due to a goodwill reduction of €26.9 million (as explained elsewhere in this document). This reduced the 2003 net income tax expense by € 27.7 million.

Net income (loss). As a result of the factors discussed above, net income (loss) increased to €14.3 million for the year ended December 31, 2003 from a loss of €89.9 million for the year ended 2002. The twelve months ended December 31, 2003 are impacted by an adjustment of goodwill of €26.9 million and an adjustment to taxes of €48.6 as explained above. Furthermore, the decrease of interest expenses and an increase of other non operating income (expenses) of €57.7 million contributed to the improvement of net income.

Discontinuing operations. Discontinuing operations are comprised of our operations in Germany, United Kingdom and the United States. The trends presented above for the Company are also applicable for the discontinuing operations.

Twelve Months Ended December 31, 2002 Compared with Eight Months Ended December 31, 2001

The periods ended December 31, 2002 and December 31, 2001 are for periods of twelve months and eight months, respectively. Therefore, management does not believe that a comparison of such periods is meaningful.

Eight Months Ended December 31, 2001 Compared with Four Months Ended April 30, 2001

As a result of the 2001 acquisition transactions (including the change in cost basis resulting therefrom), the 2001 refinancing program and our divestiture program, and because the periods ended December 31, 2001 and April 30, 2001 are for periods of eight months and four months, respectively, management does not believe that the comparison of such periods is meaningful.

New International Financial Reporting Standards (IFRS)

Unless otherwise stated, adoption of the following standards did not have a material impact on the Group's financial position or results of operations.

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

In 2000 the IASC issued IAS 40 "Investment Property". IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 "Accounting for Investments". Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

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

In December 2003, the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

In December 2003, as a part of the IASB's project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

In February 2004 the IASC issued IFRS 2"Share-based Payment". The standard requires an entity to reflect in its profit or loss and financial position the effect of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The standard becomes effective for annual periods beginning on or after January 1, 2005. The Group has not determined the impact of the adoption of IFRS 2 on the Group's consolidated financial statements.

In March 2004, the IASC issued IFRS 3 "Business Combinations". IFRS 3 replaces IAS 22 and shall apply to business combinations for which the agreement date is on or after March 31, 2004. Basically, the standard requires all business combinations within its scope to be accounted for applying the purchase method. The amortization of goodwill is prohibited. Instead, goodwill is required to be tested for impairment annually in accordance with IAS 36 "Impairment of assets". The Group has not yet evaluated the impact of the standard's adoption on the Group's consolidated financial statements.

In March 2004, the IASC issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". IFRS 5 sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 "Discontinued Operations". The standard specifies that assets that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Those assets are not depreciated and presented separately on the face of the balance sheet. With respect to the withdrawal of IAS 35 "Discontinued Operations" the standard requires to present an operation as being discontinued at the date it meets the criteria of being held for sale. Results of discontinued operations are being shown separately on the face of the income statement. The standard becomes effective for periods beginning on or after January 1, 2005. The Group has not opted for encouraged early adoption.

New U.S. Accounting Pronouncements

In July 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 among other things replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructurings, discontinued operations, plant closings, or exit or disposal activities. The provisions of SFAS 146 are applicable prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no significant impact on the Group's consolidated financial statements (see "c. restructuring costs" above).

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002, without significant impact to the Group's consolidated financial statements.

In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21 "Revenue arrangements with Multiple Deliverables". EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue was effective for the Group in its financial statements beginning July 1, 2003 and, therefore the Group applied the consensus prospectively commencing with the quarter beginning July 1, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group's consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for Stock-Based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 37, "Stock purchase and option plan".

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51", which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 became effective as of December 31, 2003. The adoption of Interpretation No. 46 did not have any significant effect on the Group's consolidated financial statements.

In December 2003 the FASB issued a revision to Interpretation 46 ("46R") to clarify some of the provisions of FIN 46, "Consolidation of variable interest Entities – an interpretation of ARB No. 51" and to add additional disclosure requirements. For enterprises with variable interests in special purpose entities created before February 1, 2003 the consolidation requirements of FIN 46R became effective as of December 31, 2003. For variable interests in non-special purpose entities, the consolidation requirements of FIN 46R become effective for periods ending after March 31, 2004. The full adoption of the FIN 46R is not expected to have a significant impact on the Group's consolidated financial statements.

In April 2003, the FASB issued SFAS 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities", which amends SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138 "Accounting for Certain Derivatives Instruments and Certain Hedging Activities", which established accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

SFAS 149 amends SFAS 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. It also amends SFAS 133 to incorporate clarifications of the definition of a derivative. It contains amendments relating to FASB Concepts Statements No. 7 "Using Cash Flow Information and Present Value in Accounting", No. 65 "Accounting for Certain Measurements", No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases", No. 95 "Statement of Cash Flows" and No. 126 "Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities".

SFAS 149 shall be effective for contracts entered into or modified after June 30, 2003, with some exemptions. It also is effective for hedging relationships designated after June 30, 2003, with some exemptions. All provisions of SFAS 149 shall be applied prospectively with some exemptions. The adoption of SFAS 149 did not to have a significant impact on the Group's consolidated financial statements.

In May 2003, the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financing instruments of nonpublic entities. The Group adopted the provisions of the Statement on July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group's consolidated financial instruments. The Group did not enter into financial instruments within the scope of the Statement during the twelve months ended December 31, 2003.In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease", which applies prospectively to new or modified arrangements in fiscal periods beginning after May 28, 2003. Guidance in the consensus requires that both parties to an arrangement determine whether a service or supply contract includes a lease within the scope of FASB Statement No. 13, whereby the right to use property, plant and equipment is conveyed to the purchaser. The application of the Consensus did not have a significant impact on the Group's current accounting for relevant arrangements entered into subsequent to July 1, 2003.

In December 2003 the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", which added new disclosure requirements for retirement benefit plans but retained the original disclosure requirements in Statement 132. New disclosures about plan assets, investment strategy, plan obligations, and cash flows are required in the Groups' year-end 2003 financial statements for its home-country plans. The new disclosure requirements of SFAS 132 (revised 2003) are effective for the Groups' foreign plans for fiscal years ending after June 15, 2004. Disclosure requirements relating to the amount of expected future benefit payments for the next five years were deferred until June 15, 2004 for all plans. The disclosures provided by the Group in its consolidated financial statements comply with the annual disclosure requirements of the revised statement. Beginning with the second quarter 2004 the Group will disclose its investment strategies and the basis for determining the long term-rate of return on plan assets assumption for its foreign plans. Also, the Group will provide information relating to the amount of expected future benefit payments for the next five years.

Reconciliation to U.S. GAAP

Our results as reported under IFRS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  allocation of purchase price to assets to be sold,

  amortization of goodwill for periods after December 31, 2001,

  restructuring costs,

  transaction costs or fees incurred by our parent on our behalf,

  impairment of long lived assets and goodwill,

  assembled workforce (intangible asset),

  foreign currency gains and losses on borrowing costs directly attributable to construction,

  provisions for pensions and similar obligations,

  gains and losses related to financial instruments,

  depreciation and amortization of discontinued assets, and

  equity method investment expenses, net.

The significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements are summarized below. Further discussion of significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements is presented elsewhere in this document.

Twelve Months Ended December 31, 2003

In the twelve months ended December 31, 2003, the net profit reported under IFRS was €14.3 million and €24.6 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €26.9 million between IFRS and U.S. GAAP relating to the reversal of the IFRS goodwill amortization. The remaining difference between the net profit under IFRS and the net profit reported under U.S. GAAP is primarily related to the transaction fees of €19.5 million and the depreciation and amortization of discontinued assets of €9.6 million.

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

Four Months Ended April 30, 2001

In the four months ended April 30, 2001 (prior to the 2001 acquisition transactions), the net loss reported under IFRS and U.S. GAAP was €13.5 million with no significant differences.

5.B LIQUIDITY AND CAPITAL RESOURCES

Overview and Recent Developments

Our principal sources of funds have been cash flows from operations and borrowings from banks. We expect that we will finance our ongoing operations with a combination of bank borrowings and operating cash flows. We expect that our other cash requirements would be met through operating cash flows.

At December 31, 2003, we had total indebtedness (including finance leases) of €1,284.3 million, of which €1,189.6 million was long-term indebtedness. The indebtedness was primarily due to banks and the holders of our Senior Notes and had a weighted average interest rate on existing corporate debt including interest rate swap agreement but not including amortization of debt issuing costs of approximately 8.1% per annum at December 31, 2003.

We used €1,221 million of the gross proceeds from the 2004 divestiture to repay a substantial portion of our corporate debt that was outstanding as of the completion of the divestiture on May 6, 2004, including repurchasing or redeeming and canceling all of the Senior Notes.

Prior to the completion of the 2004 divestiture, we made arrangements for the refinancing of post-divestiture operations by entering into the agreement for the 2004 senior facilities. The aggregate amount available under these facilities is €525 million. At the completion of the 2004 divestiture, we made our initial draw-down under the 2004 senior facilities in the amount of €214.2 million. We used €46.4 million of this amount to refinance some of the existing debt of our subsidiaries.

We loaned the remainder of the proceeds from the 2004 divestiture and our initial draw-down under the 2004 senior facilities to Messer Griesheim Group. Messer Griesheim Group used this loan of €1,612 million to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. We plan to merge with Messer Griesheim Group in the near future. Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, this loan will cease to exist.

Our sole beneficial shareholder, Messer Griesheim Group, may have significant potential indemnification liabilities towards Air Liquide if it is found to have breached any of the material representations and warranties it gave in the sale and purchase agreement relating to the 2004 divestiture. Air Liquide´s right to obtain indemnification from Messer Griesheim Group, and indirectly from us, for any such breaches is generally subject to an aggregate cap of €200 million, although breaches of certain representations and warranties are not subject to any maximum liability caps. See Item 10 "Additional Information" – 10.C "Material Contracts—The 2004 Divestiture".

As of June 30, 2004, we had €310.8 million available for further draw-downs under the 2004 senior facilities.

Historical Cash Flow and Capital Expenditure Analysis

The remainder of the discussion in this Item 5.B "Liquidity and Capital Resources" is based on our and Messer Griesheim's historical consolidated financial data for each of the periods ending December 31, 2003, 2002 and 2001 and does not reflect the effect that any post-December 31, 2003 developments, including the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities, have had on our liquidity and capital resources.

The following table summarizes the cash flow activity during the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001. Consideration should be given to the effects of the 2001 acquisition transactions, the 2001 refinancing program, and our divestiture program when comparing historical financial information, including the selected financial data, for periods prior to April 30, 2001 to periods thereafter. The solid vertical line separates the information for periods prior to and subsequent to the 2001 acquisition transactions:

	Successor			Predecessor
	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)			Messer Griesheim GmbH
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Cash flow from (used in) operating activities	353.5	370.4	137.9	(8.9)
Cash flow used in investing activities	(102.3)	(76.1)	(86.8)	(66.0)
Cash flow (used in) from financing activities	(256.9)	(340.2)	(75.0)	247.6
Cash and cash equivalents, end of reporting period	115.5	135.2	188.0	226.6
Thereof discontinuing operations:
Cash flow from operating activities	255.9	290.8	138.8
Cash flow used in investing activities	(48.7)	(92.1)	(23.8)
Cash flow (used in) from financing activities	(263.1)	(252.8)	(116.3)
Cash and cash equivalent at end of reporting period	27.2	59.4	91.7

Cash flow from (used in) operating activities. Our cash flow from operating activities was €353.5 million in the twelve months ended December 31, 2003. This cash flow principally reflects an income before income taxes and minority interests of €23.5 million which was supplemented mainly by depreciation and amortization of property, plant and equipment and intangible assets and interest expenses. The depreciation and amortization of property, plant and equipment and intangible assets was €240.6 million.

Our cash flow from operating activities was €370.4 million in the twelve months ended December 31, 2002. This cash flow principally reflects a loss before income taxes and minority interests of €44.0 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by interest expenses. The depreciation and amortization of property, plant and equipment and intangible assets was €253.5 million.

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

For the four months ended April 30, 2001, cash flow from operating activities principally reflects a decrease due to our operations in Singapore and changes in working capital in the four months ended April 30, 2001.

Cash flow used in investing activities. Our cash flow used in investing activities was €102.3 million in the twelve months ended December 31, 2003 and principally reflects purchases of property, plant and equipment and intangible assets of €127.9 million, purchases of investments of €28.5 million, offset by proceeds from sales of investments of €40.6 million and proceeds from sales of property, plant and equipment of €17.0 million.

The cash flow used in investing activities for the twelve months ended December 31, 2002 was €76.1 million in 2002 and principally reflects purchases of property, plant and equipment and of intangible assets of €135.9 million, offset by proceeds from sales of investments of €40.5 million and proceeds from sales of property, plant and equipment of €18.4 million.

The cash flow used in investing activities for the eight months ended December 31, 2001 was €86.8 million. It principally reflects that in addition to the credit agreements provided to several subsidiaries for working capital, we made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary debt as part of our divestiture program.

For the four months ended April 30, 2001 the cash used in investing activities principally reflects capital expenditure on property, plant and equipment as well as investments and loans to related parties.

Cash flow (used in) from financing activities. Our cash flows used in financing activities for the twelve months ended December 31, 2003 was €256.9 million. It principally reflects interest paid of €128.0 million and repayments of non-current debt amounting to €142.0 million during 2003.

During the twelve months ended December 31, 2002, our net cash used in financing activities was €340.2 million, which is principally comprised interest paid of €132.0 million and non-current debt repayments of €184.5 million during 2002.

In the eight months ended December 31, 2001, our net cash used in financing activities was €75.0 million. This negative figure principally reflects the repayment of corporate debt and the increased interest payments, partially offset by the proceeds from the 2001 refinancing program.

The cash flow from financing activities for the four months ended April 30, 2001 principally reflects additional borrowings that resulted in an increase of cash, which was used to refinance debt in addition to establishing restricted cash collateral on debt.

Discontinued operations. The trends described in cash flow from operating activities are substantially the same as described above.

During the eight months ended December 31, 2001 net cash used in financing activities mainly reflects repayments of corporate debt and debt restructuring within the Group between discontinuing and continuing operations.

In the twelve months ended December 31, 2002, in addition to normal purchases of property, plant and equipment cash used in investing activities relates to the construction of new production facilities in the United States and Germany.

Capital Expenditures and Sources of Funds

Operational capital expenditures as a percentage of net sales were 8.5% in the twelve months ended December 31, 2003. The related figures were 8.9%, 7.5% and 8.6% in the twelve months ended December 31, 2002, in the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

A core component of our strategy was to reduce Messer Griesheim's historically high levels of capital expenditures. Capital expenditure was €127.9 million in the twelve months ended December 31, 2003, €135.9 million in the twelve months ended December 31, 2002, €79.0 million in the eight months ended December 31, 2001 and €49.5 million in the four months ended April 30, 2001.

We had total indebtedness (including finance leases) of €1,284.3 million at December 31, 2003, of which €1,189.6 million was long-term indebtedness. The indebtedness was primarily due to banks and the holders of our Senior Notes and had a weighted average interest rate on existing corporate debt including interest rate swap agreement but not including amortization of debt issuance costs of approximately 8.1% per annum at December 31, 2003.

Our aggregate facilities and outstanding amounts borrowed as of December 31, 2003 and the maturity profile is given below:

Description	Interest rate	Available amount	Amounts outstanding	Maturity date(7)
		(in € millions)	(in € millions)
€300 Million Senior Term A facility(4) (5)	4.18%(2)	164.7(1)	164.7	April 20, 2008
€170 Million Senior Term B facility(4)	4.85%(2)	167.6	167.6	April 30, 2009
$124 Million Senior Term B facility(4)	3.90%(2)	97.4(1)	97.4	April 30, 2009
€115 Million Senior Term C facility(4)	5.35%(2)	12.4	12.4	April 30, 2010
$162 Million Senior Term C facility(4)	4.40%(2)	99.9(1)	99.9	April 30, 2010
€230.4 Million Senior Revolving facility I	—	230.4	—	March 31, 2008
€50 Million Senior Revolving facility II	—	18.3(3)	—	March 31, 2008
€10 Million Ancillary Facility	—	10.0	—	April 13,2004
€11 Million Ancillary Facility	—	11.0	—	June 30, 2005
€8.6 Million Ancillary Facility	—	8.6	—	March 31, 2008
Senior notes	10.375%	550.0	493.7	June 1, 2011
Other existing debt (6)	5.11%	248.6	248.6
-			1,284.3
Unamortized debt issuance costs			(51.7)
Total		1,618.9	1,232.6

(1) U.S. Dollar (US$) amounts under the facility have been converted into EURO at the rate of €1 = US$ 1.2610, the exchange rates at December 31, 2003.

(2) Variable interest rates as of December 31, 2003.

(3) €25.0 million and $8.4 million drawn as guarantees.

(4) The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5) Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6) Interest rate is a weighted rate.

(7) The Company was required to use 50% of the excess cash flow, as defined under the old senior facilities agreement, in any given year to repay the outstanding loans.

As of December 31, 2003, we had in place unused credit lines totaling €278.3 million. In addition, certain of our subsidiaries have had unused available credit lines under local facilities.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next year, thus reducing the impact of interest rate changes on future interest expense.

As of December 31, 2003, approximately 42% of our debt facilities were hedged satisfying the terms of the senior facilities agreement. The remaining 58% of our multicurrency debt facilities have floating rates. With respect to such portion of the debt facilities for each fluctuation in market interest rates of 1%, the interest expense related to such portion of the debt facilities would fluctuate by €6.4 million.

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

For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater "natural hedge" as of December 31, 2003.

The most significant foreign exchange rate risks exist in South America, Eastern Europe and China where we produce locally. A portion of our debts serviced by these facilities are in € and US$. Accordingly, we are dependent on the stability of currencies in these countries in order to service these debts. The total "hard currency" debt in these countries is €42.5 million. The single largest debt is approximately €15.5 million in Croatia. An increase or decrease of 10% of the HRK (currency of Croatia) against the € would result in an impact of approximately €1.6 million on our results of operations. If all the currencies in these countries depreciate against the € and the U.S. dollar, a 10% depreciation would decrease our consolidated net income by approximately €4.3 million.

Our functional currency is the €. The net assets outside the "€ zone" are subject to currency fluctuations. The most volatile currencies are those of Eastern Europe, China and South America. Normally, we do not hedge the net assets of foreign subsidiaries. In the event the Euro significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of December 31, 2003. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At December 31, 2003, our interest rate swaps had remaining terms of one year.

	Contract notional Amount	Contractual rates	Fair value December 31, 2003
	(€ equivalent in thousands, except for contractual rates)
Interest Rate Swap Contracts
Euro	77,648	4.45500%	(1,323)
Euro	180,000	4.69500%	(2,711)
Euro	47,850	4.73000%	(924)
U.S. dollar	197,338	5.00000%	(4,431)
Euro	39,150	4.65250%	(728)
Interest Rate Forward Swap Contracts
Euro	170,000	4.84500%	(1,998)
Euro	32,625	4.21000%	(239)
U.S. dollar	178,430	5.18500%	(3,053)
Euro	30,000	2.99000%	60
Euro	80,000	3.95630%	437
Euro	70,000	4.10540%	557
Euro	110,000	4.31340%	829
Constant Maturity Interest Forward Swap Contracts
Euro	30,000	max. 4.3800%	343
Euro	20,000	max. 4.2000%	164

Foreign currency forward contracts:		Forward exchange rate
Euro/U.S. dollar	17,748	1.2105	(701)
Euro/CAD	10,134	1.6283	21

Foreign currency options:		Strike rate
Euro/U.S. dollar Put Option	436,162	1.16034	37,019

Commodity Price Risk

We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. In addition and on a limited basis we entered into certain financial instruments to manage the remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

We are exposed to market risk through our commercial and financial operations as described above. We have implemented a hedging policy to reduce some of these exposures, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We have a research and development group who continue to operate primarily in Krefeld, Germany. Prior to the 2004 divestiture, we had another research and development group in Malvern, Pennsylvania. Research and development activities are also conducted to a minor extent on the local level. The objective of our research and development group is to develop new applications technology that provides solutions to specific customer problems.

We spent €7.8 million, €12.9 million, €9.5 million and €6.6 million, on research and development in the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

A significant portion of our bulk business results from applications developed in cooperation with customers or invented by us for use by our customers. We have proprietary knowledge in the form of approximately 300 application processes and 168 patent groups comprising more than 1060 patents and patent applications in different countries in the areas of metallurgy, chemistry, environmental processes, foods, rubber, plastic, paints, cutting and welding, medicine, electronics and cryogenics. As most of our net sales are derived from sales of industrial gases produced through processes that use widely available technology, we do not believe that our business is materially dependent on intellectual property rights.

5.D TRENDS

Our future results of operations involve a number of risks and uncertainties. Factors that could affect our future operating results and cause actual results to vary materially from historical results include those factors discussed in Item 3 "Key Information " – 3.D "Risk Factors" and Item 5 "Operating and Financial Review and Prospects" – 5.A "Operating Results – Overview and Recent Developments" and – 5.B "Liquidity and Capital Resources – Overview and Recent Developments.

5.E OFF- BALANCE SHEET ARRANGEMENTS

We believe that we currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Following the 2004 divestiture and the 2004 refinancing, our contractual obligations and commitments, other than in relation to contracts entered into in the ordinary course of business, relate primarily to our obligations under the 2004 senior facilities and Messer Griesheim Group's guarantees in relation to the representations and warranties provided for in the sale and purchase agreement governing the 2004 divestiture. See Item 5.B "Liquidity and Capital Resources – Overview and Recent Developments".

The table below reflects those contractual obligations and commitments that were in existence as of December 31, 2003. Subsequent developments, including the 2004 divestiture, the 2004 refinancing and the 2004 senior facilities, have substantially affected the amount and type of our contractual obligations and commitments. These changes are not reflected in the table below.

The following table summarizes our contractual obligations and commitments as of December 31, 2003:

	Payments Due by Period
	Less than 1 Year	1-3 years	4-5 years	After 5 years	Total
	(in € millions)	(in € millions)	(in € millions)	(in € millions)	(in € millions)
Contractual Obligations
Long-Term Debt	71.0	112.6	213.1	764.0	1,160.7
Capital Lease Obligations(1)	30.7	61.9	49.4	1.2	143.2
Operating Lease Obligations	13.0	12.3	2.3	9.0	36.6
Total Contractual Obligations					1,340.5
Thereof discontinuing operations(5)					1,178.3

Commitments
Guarantees related to the sale of investments(2)					153.0
Other Long-Term Obligations(3)					22.7
Financial Guarantees(4)					29.5
Long-Term Purchase Agreements					43.5
Total Commitments					248.7
Thereof discontinuing operations(6)					57.0

(1) The capital lease obligations include an interest portion of €19.5 million.

(2) Guarantees related to the sale of investments, net of reserved amounts, mainly reflect customary guarantees for representation and warranties provided for in sale agreements.

(3) Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €22.7 million at December 31, 2003.

(4) Financial guarantees, net of provisions, mainly include guarantees for at equity consolidated subsidiaries of €1.9 million and risks related to the divestiture of Singapore operations of €10.2 million.

(5) Contractual Obligations of discontinuing operations which mainly comprise of long term debt will substantially be repaid upon completion of the proposed transaction.

(6) Commitments of discontinuing operations relate to Germany, North America and UK and comprise of other long-term obligations and other long-term purchase agreements.

Item 6. Directors, Senior Management and Employees

6.A DIRECTORS AND SENIOR MANAGEMENT

Senior Management

The following provides certain information regarding our directors as of June 30, 2004:

Name	Title	Years of Service	Age
Stefan Messer	Chief Executive Officer	25	49
Harald Pinger	Chief Financial Officer	2	44

Mr. Stefan Messer has served as the Chief Executive Officer of Messer Holding since March 17, 2004. He was an executive member of the board of Messer Griesheim from 1998 until the completion of the 2004 divestiture. At Messer Griesheim he was responsible for overseeing our operations in Western Europe (outside of Germany and the United Kingdom) and Central and Eastern Europe. He was also responsible for Strategic Marketing and Application Technologies in Europe. From 1989 to 1998, Mr. Messer served as Managing Director of our companies in the Netherlands and in France. Prior to that time, Mr. Messer served in various sales and marketing positions of Messer Griesheim´s companies in Germany and in Austria since he joined in 1978. Mr. Messer studied economics at the University of Mannheim and holds an Industriekaufmann degree from IBM and IHK Frankfurt. Mr. Messer is a shareholder in Messer Industrie, which is our ultimate sole shareholder.

Mr. Harald Pinger has served as the Chief Financial Officer of Messer Holding since February 15, 2002. He was the Chief Financial Officer of Messer Griesheim from February 15, 2002 until the completion of the 2004 divestiture. In 2001, Mr. Pinger served as Chief Financial Officer of Fresenius Kabi AG in Germany. From 1996 to 2000, Mr. Pinger held various senior management positions at Fresenius Medical Care AG in Germany. Prior to that time, Mr. Pinger served in various controlling and accounting positions at Unilever, which he joined in 1987. Mr. Pinger holds a Diplom Kaufmann from the University of Cologne.

For information on the responsibilities and the authority of our directors and our former shareholders' committee, see Item 10 "Additional Information" – 10.B "Memorandum and Articles of Association".

6.B COMPENSATION

Prior to our transformation into a German private limited liability company on March 17, 2004, we were organized as a German stock corporation (Aktiengesellschaft). As required by German Stock Corporation Law, our governing boards as a stock corporation were the management board and supervisory board of Messer Griesheim Holding AG. In 2003, the management board had four members and the supervisory board had six members. The aggregate compensation paid to the management board and supervisory board of Messer Holding for services in such capacities for fiscal year 2003 was €3.5 million, including bonuses and benefits in kind.

The aggregate amount paid in 2003 by us to provide pension retirement or similar benefits to former board members and their surviving dependents was €1.7 million.

Incentive Arrangements

We reward our employees with performance-based pay. Normally, remuneration is composed of a fixed salary and a bonus. The fixed element of the remuneration relates to the employee's job function and qualification. The variable portion varies between 12% of base salary for hourly-paid and non-exempt employees up to 100% for senior employees. In certain countries in which we operate, performance exceeding targets are rewarded with an additional bonus. A special bonus scheme exists for our senior management. Employees who are paid under collective bargaining agreements normally receive an additional bonus resulting from the achievement of company goals. Professionals and managers receive a flexible bonus that depends on reaching agreed targets which have quantitative and qualitative aspects. For 2003, the recommended financial company targets were a combination of capital expenditures, working capital and sales proceeds from unused assets.

Share Purchase and Option Plan

During November 2001, the shareholders of Messer Griesheim Group approved a stock compensation plan for the benefit of key managers of the Group. The plan allowed these employees to purchase shares of Messer Griesheim Group (original option). The shareholders of Messer Griesheim Group agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan was to be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group. The options to acquire shares were priced at €74.25, the fair market value at the date of the change in control under the 2001 acquisition transactions. Upon exercise of the original options and for each share purchased, the participants received conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group at the same price of €74.25. The conditionally exercisable options became exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event. The completion of the 2004 divestiture constituted an exit event.

All shares offered under this plan were subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. 5,339 and 0 original options granted were forfeited during the twelve months ended December 31, 2003 and 2002, respectively. None of these options were exercised or expired as of and for the twelve months ended December 31, 2003 and 2002, respectively. As of December 31, 2003, 441,244 conditionally exercisable options were outstanding.

During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders' committee of the general partner of Messer Griesheim Group, Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered the right to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the 2001 acquisition transactions. In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group issued to the participants conditionally exercisable, non-transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights became exercisable only upon the attainment of certain operating performance and investment yield targets and depending on the number of years the participants had served as members of the shareholders' committee, but in any case not prior to an exit event. All shares offered under this plan were subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, six participants purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of December 31, 2003. The completion of the 2004 divestiture constituted an exit event.

As a result of this exit event, the total consideration paid to the employees (including members of our former management board) and members of the shareholders´ committee for their shares in Messer Group GmbH and the convertible bonds amounted to approximately €72.8 million.

6.C BOARD PRACTICES

As required by Item 6.C "Board Practices" of Form 20-F, the information below regarding our board practices relates to the year ended December 31, 2003. Following our transformation form a German stock corporation into a private limited company, we have changed our corporate governance structure and no longer have a supervisory board. We also no longer have a remuneration committee.

The supervisory board received monthly reports from senior management as to our financial condition, and a sub-group of the supervisory board met with senior management approximately every month to discuss financial results. In addition, our auditors presented their findings and discuss any material audit issues with the supervisory board once a year.

We had a remuneration committee comprised of Mr. Udo Stark, Mr. Jürgen Heraeus and Stefen Huß. Each member of the supervisory board was entitled to reimbursement for necessary and legitimate expenses. Each member of the supervisory board was also entitled to annual remuneration determined by the shareholders.

We did not have an audit committee because German law does not require us to have one.

Each member of the management board had entered into an employment agreement that could not be terminated by the supervisory board without cause. The management board could terminate a member's employment agreement with cause in circumstances involving dishonesty, fraud or illegality by such member, or where the member had competed with us, aided one of our competitors, or substantially breached his employment agreement or our policies.

6.D EMPLOYEES

The table below shows the number of people we employed during the periods indicated. This table does not reflect the effect of the 2004 divestiture.

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Germany	2,134	2,208	2,244	2,395
Western Europe	916	997	1,017	1,077
Eastern Europe	2,130	2,283	2,369	2,484
North America	1,093	996	1,163	1,408
Others(1)	871	741	1,555	2,434
Total number of employees	7,144	7,225	8,348	9,798

(1) Others include the employees of the companies of the regions Asia, Africa and Latin America.

Following the 2004 divestiture, we operate our remaining businesses, which are mainly located in Europe (excluding Germany and the United Kingdom) and China, with approximately 3,700 employees.

Our labor relations are affected by the differing laws, regulations and customs in the various countries in which we operate.

Prior to the 2004 divestiture, all of our employees in Germany were represented, in accordance with German law, by workers' councils (Betriebsräte), on both a local plant and overall company level. Workers' councils have multiple legal participation rights with respect to social, economic or personal affairs. We have similar arrangements in other countries where such arrangements are customary. Historically, we have enjoyed good working relationships with workers' councils and trade unions. We have had no significant labor disputes, work stoppages, slowdowns or other collective employee actions that have resulted in material disruptions of our business in the past 10 years.

As a result of the 2004 divestiture, we have significantly reduced our work force in Germany. In addition, we have changed our legal form from a stock corporation to a private limited company. These changes have reduced the multiple legal participation rights of the workers´ councils of our employees in Germany.

Most of our pension plans outside Germany are adequately funded. However, while our defined-benefit plan in Germany is unfunded, we have established liabilities for our pension funding obligations in our financial statements. We also have accrued liabilities related to post-retirement benefits in Belgium, as mandated by law, amounting to approximately €1.9 million.

6.E SHARE OWNERSHIP

As of June 30, 2004, all shares in Messer Griesheim Holding GmbH were directly or indirectly owned by the Messer family through their holding company Messer Industrie GmbH. Stefan Messer, a member of the Messer family, is a director of Messer Industrie GmbH and also one of our directors.

Item 7. Major Shareholders and Related Party Transactions

7.A MAJOR SHAREHOLDERS

Overview

Prior to the 2004 divestiture, Messer Holding owned 100% of Messer Griesheim GmbH and was wholly owned by Messer Griesheim Group. Messer Holding and Messer Griesheim Group were both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim.

The following table set forth certain information as of December 31, 2003 concerning our beneficial ownership of each shareholder who was known by us to beneficially own more than 5% of the outstanding ordinary equity interests of Messer Griesheim Group, the parent of Messer Holding:

Named Beneficial Owner	Ordinary Equity Shares
Messer Industrie GmbH	32.11%
Allianz Capital Partners	33.08%
Goldman Sachs funds	33.08%

In connection with the sale of Messer Griesheim GmbH in the 2004 divestiture, Messer Industrie GmbH purchased all of the shares of Messer Griesheim Group that were owned by Allianz Capital Partners and the Goldman Sachs funds, as well as the employee shares.

Messer Industrie GmbH is currently the sole ultimate shareholder of Messer Griesheim Group and our sole beneficial shareholder. Messer Industrie GmbH is the holding company for the Messer family's interests in Messer Griesheim Group. Members of the Messer family have been active in the industrial gases industry for over 100 years. Stefan Messer, a shareholder and director of Messer Industrie GmbH, is one of our current directors.

Shareholders' Agreement

Prior to Messer Industrie GmbH becoming the ultimate sole shareholder of Messer Griesheim Group following the buy-out of the other shareholders of Messer Griesheim Group in connection with the 2004 divestiture, there was a shareholders' agreement among Messer Industrie and the former shareholders of Messer Griesheim Group, Allianz Capital Partners and the Goldman Sachs funds, that provided, among other things, for the corporate governance structures of Messer Griesheim Group, Messer Holding and Messer Griesheim, including the rights to appoint board members and other voting rights. The shareholders' agreement generally allocated rights and obligations concerning matters between Messer Industrie, on the one hand, and Allianz Capital Partners and the GS Funds, on the other hand, considered collectively, as the financial sponsors.

Prior to the 2004 divestiture, Messer Griesheim Group was a German partnership limited by shares (a Kommanditgesellschaft auf Aktien or KGaA). Messer Griesheim Group had a supervisory board and was managed by a general partner, Messer Griesheim Beteiligungsverwaltungs GmbH (MGB), a German limited liability company. MGB was governed by a management board and a shareholder's committee. Shares of MGB were held by the shareholders of Messer Griesheim Group.

The shareholders' agreement provided that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures had to be made by Messer Griesheim Group.

To ensure uniform implementation of such decisions, the corporate bodies of Messer Griesheim Group, Messer Holding and Messer Griesheim were to, if possible, and subject to the right of employees to be represented on the supervisory board of Messer Griesheim, all have the same members. For Messer Holding, Messer Griesheim and MGB, these corporate bodies were a management board and, in the case of Messer Griesheim and Messer Holding, a supervisory board and, in the case of Messer Griesheim and MGB, a shareholders' committee.

The management board was responsible for the day-to-day management of each company. It reported to the supervisory board, in the case of Messer Holding and Messer Griesheim, and to the shareholders' committee in the case of Messer Griesheim Group and Messer Griesheim. The members of the management board were, in the case of Messer Holding and Messer Griesheim, appointed by the supervisory board and, in the case of MGB, by the shareholders' committee of MGB. The supervisory boards for Messer Holding and Messer Griesheim mainly had a control function.

The supervisory board of Messer Holding and Messer Griesheim and the shareholders' committee of MGB and Messer Griesheim had six and eight members, respectively, appointed by the shareholders. The supervisory board of Messer Griesheim had an equal number of members who were employees' representatives. Voting was determined by the number of board seats held with the chairman having the casting vote.

The management board of MGB (on behalf of Messer Griesheim Group) and Messer Griesheim also reported to the shareholders' committee, which could give direct instructions to the management. The shareholders' committee had veto rights over all important management decisions of MGB. In the case of Messer Griesheim Group, it also appointed the members of the management board of MGB.

The shareholders' committee of MGB was the corporate body through which the shareholders controlled the management decisions concerning the whole Group.

The management board of MGB was responsible for the general management of the whole Group. It had to have three to five members drawn from senior management who were appointed by MGB's shareholders' committee. One member of MGB's management board was appointed by Messer Industrie, the other members by the GS Funds.

All important management decisions generally required the approval of the MGB shareholders' committee, or in the case of important investments or divestitures outside Europe, by a meeting of the MGB shareholders. The shareholders' committee of MGB had six members, three of whom were appointed by Messer Industrie and three by the financial sponsors. Voting by members of the shareholders' committee was weighted according to each shareholder's percentage ownership in MGB.

The Messer Griesheim shareholders' committee had authority over Messer Griesheim's annual budget, strategy and business policy, as well as other important management matters that were not subject to approval at a shareholders' meeting. Most matters requiring shareholder committee or shareholder meeting approval required only approval by a majority of the votes, such that the financial sponsors or their appointees have had the ability to prevail independently of Messer Industrie. Certain limited matters of greater significance to Messer Industrie required 75% approval, and therefore any approval required the consent of Messer Industrie. This included divestitures in Europe, with the exception of the United Kingdom. With respect to a sale of Messer Griesheim, 75% approval was required until September 30, 2004, and thereafter only majority approval would have been required.

The shareholders' agreement also contained share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding changes of control. Until October 2004, no shareholder could transfer its shares in Messer Griesheim Group without the approval of the other shareholders. Additionally, the shareholders' agreement granted Messer Industrie a call option between April and September 2004 for all of the shares held by the financial sponsors, subject to certain significant conditions and requirements. After September 2004, a shareholder could freely transfer its shares if they had first been offered to the other shareholders.

Allianz Capital Partners and the GS Funds, as the financial sponsors, had entered into a separate agreement which allocated between them the collective rights of the financial sponsors with respect to the Messer Griesheim Group and related matters. Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the agreement generally allocated the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations were no longer relevant. Accordingly, until then, members of the shareholders' committee appointed by the GS Funds represented all votes of the financial sponsors constituting 66.16% of all votes in the shareholders' committee. Thereafter, the rights were shared by Allianz Capital Partners and the GS Funds, with Allianz Capital Partners having a deciding vote in the event of a lack of consensus between Allianz Capital Partners and the GS Funds, subject to certain exceptions. The agreement between the financial sponsors also limited their ability to exit from their investment in Messer Griesheim Group independently of each other, or to independently cause a sale of Messer Griesheim or any similar realization transaction.

The shareholders' agreement and the separate agreement between the financial sponsors were terminated on May 6, 2004, when Messer Industrie purchased all of the shares of Messer Griesheim Group GmbH & Co. KGaA that were owned by the financial sponsors.

7.B RELATED PARTY TRANSACTIONS

Set forth below is a description of certain transactions entered into by Messer Holding and certain of its shareholders or affiliates. Some of these relationships continue to be in effect and may result in conflicts of interest between Messer Holding and those shareholders or affiliates.

The 2004 Divestiture

We loaned €1,612 million of the proceeds from the 2004 divestiture and our initial draw-down under the 2004 senior facilities to Messer Griesheim Group. Messer Griesheim Group used this loan to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. See Item 10 "Additional Information" – 10.C "Material Contracts – Loan to Messer Griesheim Group". We plan to merge with Messer Griesheim Group in the near future. Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, this loan will cease to exist. See Item 4 "Information on the Company" – 4.A "History and Development of the Company – Planned Corporate Reorganization".

Hoechst

Prior to the 2001 acquisition transactions on April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at terms substantially equivalent to similar transactions negotiated on an arm's length basis.

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA entered into a settlement agreement with Hoechst, which settled certain warranties and contingencies. This settlement agreement also obligated Messer to purchase the ACIC joint ventures.

Related party transactions with respect to the Group's Singapore operations are described in Item 18 "Financial Statements" - Note 18 "Equity method investments". Hoechst has indemnified the Group resulting in a payment of €9.4 million for bank guarantees provided to Bombay Oxygen, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

Allianz

As a result of the 2001 acquisition transactions Allianz Capital Partners ("ACP"), directly or indirectly, owned or controlled 33.08% of Messer Griesheim Group GmbH & Co. KGaA at December 31, 2003 until it sold its entire interest in Messer Griesheim Group GmbH & Co. KGaA to the Messer family in connection with the 2004 divestiture.

ACP was a 20% shareholder in Mahler Italfilo Holding GmbH, which was liquidated during 2003. In April 2001, Mahler Italfilo Holding GmbH had acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the 2001 acquisition transactions.

ACP provided certain financial advisory services to the Company and Messer Griesheim, for which it was paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight month period ended December 31, 2001. No transactions between the Group and ACP took place since January 1, 2002.

Goldman Sachs

Six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. held 33.08% of Messer Griesheim Group GmbH & Co. KGaA until these funds sold their entire interest in Messer Griesheim Group GmbH & Co. KGaA to the Messer family in connection with the 2004 divestiture. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates provided merger and acquisition advisory services in connection with the 2001 acquisition transactions of the Group, and have received no related advisory fees for these services.

Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also was a lender under the senior facilities program of Messer Griesheim. Goldman Sachs International received €20.4 million in financing/syndication fees in connection with these transactions for the eight months ended December 31, 2001. No transactions between the Group and Goldman Sachs International took place since January 1, 2002.

Goldman Sachs International and its affiliates were the underwriters of the original senior notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, approximately €14.4 million were paid during the eight month period ended December 31, 2001 and €0 million for the twelve months ended December 31, 2003 and 2002, respectively.

Goldman Sachs was our agent in repurchasing the Senior Notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million. No fees were paid during the twelve months ended December 31, 2003.

The Group enters into derivative contracts to hedge its exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swap contracts, forward exchange contracts and foreign exchange option contracts, which had a notional amount of €425.2 million, 0€ and €198.3 million at December 31, 2003 and €511.2 million, €0.9 and €0 million at December 31, 2002. In addition, on June 24, 2002 the Group entered into €348.4 million notional forward interest rate swaps with the same counterparty, which were intended to partly replace the existing swaps. Additionally, in June 2003 the Group entered into €120.0 million notional forward interest rate swaps with the same counterparty. The company made termination payments of €1.2 million and €0.9 million to Goldman Sachs for the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002, respectively.

We entered into several put options, which are referred to as foreign exchange option contracts above, totaling US$550 million to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options is €/US$ = 1.16035. These put options were purchased from several financial institutions, including Goldman Sachs. The put options with Goldman Sachs totaled US$250 million (€198.3 million) for which they received an option premium totaling €6.0 million.

Goldman Sachs International and its affiliates were involved with providing investment banking services in connection with our divestiture program, and were entitled to receive fees based upon a percentage of debt relief to the Group achieved through completed divestitures on which it had advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €3.2 million and €7.5 million for the twelve months ended December 31, 2003 and 2002, respectively.

Goldman Sachs and its affiliates acted as financial advisor to MIG in connection with the restructuring of Messer Griesheim Group's ownership structure and to Messer Holding in connection with the 2004 divestiture, including acting as the dealer manager for the tender offer for the Senior Notes, and received fees of approximately €19 million for providing these services in 2004.

An affiliate of Goldman Sachs Group, Inc. was a 20% shareholder in Mahler Italfilo Holding GmbH, which was liquidated during 2003. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the 2001 acquisition transactions.

Messer Industrie GmbH ("MIG")

Prior to the 2001 acquisition transactions in April 30, 2001, MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the 2001 acquisition transactions, MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owned, through its 100% affiliate Bandinelli GmbH, 22% of Mahler Italfilo Holding GmbH, a company which was liquidated in 2003 and which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. Bandinelli GmbH is also an 11% shareholder in Messer Singapore Holding GmbH.

Divestment of Cuban Subsidiaries

On April 24, 2001, the Group sold its interest in a holding company that controlled three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a director and former member of the management board of the Group. Mr. Stefan Messer is also a director and shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder with an unsecured note in the principal amount of US$5.8 (€4.6) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre-tax loss of €5.6 million, which has been reflected in the statement of operations for the four months ended April 30, 2001. During 2003 an amount of US$1.3 (€1.0) million of the original note was repaid.

Messer Griesheim Group GmbH

In October 2002 Messer Griesheim received a loan from its shareholder Messer Griesheim Group GmbH amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335. The loan bears a fixed interest rate of 5.0% per annum and had a maturity of five years. The interest was payable on the loan at such time as the principal amount was due and payable. The principal amount was due on the earlier of the maturity of the loan or the date three months after Messer Griesheim Group GmbH terminated the loan. In July 2003, the loan was terminated by both parties and Messer Griesheim has repaid the loan in full.

Effective December 10, 2003, Messer Griesheim received a loan from its shareholder Messer Griesheim Group GmbH amounting to €16.9 million. The loan bore a fixed interest rate of 3.5% and matured on March 31, 2004. On March 30, 2004, the loan was repaid in contemplation of the 2004 divestiture.

During January 1, 2003 to December 31, 2003, the interest expense for both loans granted by Messer Griesheim Group GmbH amounted to €1.3 million.

On July 25, 2003, Messer Griesheim Group GmbH had entered into a settlement agreement with Hoechst. With the exception of the purchase of the ACIC joint ventures the settlement agreement had no impact on Messer Holding.

For information on the €1.612 million loan we made to Messer Griesheim Group in connection with the 2004 divestiture and related transactions, see "–The 2004 Divestiture".

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Report of Independent Registered Public Accounting Firm on page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 LEGAL PROCEEDINGS

We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business.

For information about legal or arbitration proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability, see Item 18 "Financial Statements" – Note 35 "Litigation". We are of the opinion that our accruals adequately provide for the risks related to the pending or threatened claims described in this note to our consolidated financial statements.

8.A.8 DIVIDEND POLICY

We currently intend to retain future earnings to finance our operations and for general corporate needs.

8.B SIGNIFICANT CHANGES

Several significant changes have occurred since the date of our consolidated financial statements as included in this Form 20-F. These change are described elsewhere in this document, including under Item 3 "Key Information" – 3.D "Risk Factors", Item 4 "Information on the Company" – 4.A "History and Development of Messer Holding – The 2004 Divestiture, the 2004 Refinancing and the 2004 Senior Facilities", Item 5 "Operating and Financial Review and Prospects" – 5.A "Operating Results – Overview and Recent Developments" and – 5.B "Liquidity and Capital Resources – Overview and Recent Developments", and Item 18 "Financial Statements" – Note 38 "Subsequent Events".

Item 9. The Offer and Listing

9.A LISTING DETAILS

Not applicable.

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKET

Our outstanding securities are not listed or traded on any stock exchange or other regulated market. As of June 23, 2004, we had repurchased and cancelled all of our Senior Notes. We have made an application to delist the Senior Notes from the Luxembourg Stock Exchange.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Messer Griesheim Holding GmbH, which we also refer to in this Item 10.B as the Company, is a private limited company (Gesellschaft mit beschränkter Haftung) organized under German law with its registered office (Sitz) in Norderfriedrichskoog, Germany, and is registered in the commercial register of the local court of Husum, Germany (Amtsgericht Husum). The Company originated on March 17, 2004, upon the transformation of Messer Griesheim Holding AG, a stock corporation (Aktiengesellschaft) organized under German law, into a private liability company pursuant to the provisions of the German Reorganization Act (Umwandlungsgesetz).

Messer Griesheim Holding GmbH's purpose, as set out in article 2 of its articles of association, is the direct or indirect holding and management of companies producing and distributing industrial gases in Germany and abroad and the acquisition of interests in such companies. In addition, the Company itself is authorized to engage in the production and distribution of industrial gases in Germany and abroad as well as in other activities. Messer Griesheim Holding GmbH is entitled to take all acts and measures related to its purpose or that directly or indirectly serve such purpose. The Company may also establish or acquire companies that are engaged in business activities other than producing and distributing industrial gases and acquire interests in such companies.

Messer Griesheim Holding GmbH's articles of association are silent on the powers of its directors in a number of areas relating to the its governance, including regarding an interested director's voting rights and right to approve his or her remuneration, a director's borrowing power, and age requirements and share ownership qualifications for directors. In such instances, the powers of directors are governed by German law.

Messer Griesheim Holding GmbH has a two-tier management structure consisting of its managing directors (Geschäftsführung) and a shareholders' committee (Gesellschafterausschuss). The managing directors are responsible for managing the business affairs of, and representing, the Company. The managing directors are also responsible for preparing the Company's financial statements for review by the shareholders' meeting and the auditors. The board of managing directors must have of at least two managing directors. The Company's initial managing directors were appointed by a shareholders' meeting. Any further managing directors must be appointed by the shareholders' committee. Currently, there are two managing directors, who have the power to represent the Company jointly or together with a Prokurist (a person vested with general power of commercial representation).

According to the articles of association, the shareholders' committee consists of four, six or eight members, who are entitled to annual remuneration in an amount approved by the shareholders' meeting. Decisions of the shareholders' committee are approved by majority vote.

In the absence of a shareholder's committees, the shareholders' meeting is solely responsible for adopting resolutions, making declarations or approving measures that otherwise would be the responsibility of the shareholders' committee.

At or shortly following the completion of the 2004 divestiture, all members of the shareholders' committee of Messer Griesheim Holding GmbH resigned from office. These members included Dr. Alexander Dibelius, Dr. Stephan Eilers, Dr. Jürgen Heraeus, Mr. Udo Stark, Mr. Wilhelm Peter Jonkheer Storm van's Gravesande and Mr. Stephen Trevor. Since then, no shareholders' meeting has appointed any new members to the shareholders' committee, as it is planned to merge Messer Griesheim Holding GmbH, Messer Group Vermögensverwaltungs GmbH and Messer Griesheim Group GmbH into a single entity in the near future, which would obviate the need for a shareholders' committee. We currently do not plan to adopt any resolutions, make any declarations, or approve any measures prior to the effectiveness of the mergers that would fall within the responsibility of the shareholders' committee. If, however, we do need to adopt any resolutions, make any declarations, or approve any measures that would otherwise be the responsibility of the shareholders' committee, the shareholders' meeting will be solely competent for adopting such resolutions, making such declarations, or approving such measures, in lieu of the shareholders' committee.

Messer Holding's share capital is € 94,800, divided into two shares (Geschäftsanteile) of the same class in the nominal amount of € 90,000 and € 4,800. Each €50 of nominal share capital entitles its holder to one vote at shareholders' meetings.

Shareholders' meetings are called by the managing directors by giving at least one-week advance written notice by registered mail. A quorum at the shareholders' meeting is established if at least 75% of total share capital is represented at the meeting. Resolutions are adopted by a majority of votes cast at the shareholders' meeting unless a super majority is required by German law.

Any amendment to the Messer Griesheim Holding GmbH's articles of association and any change to its share capital must be approved by 75% of the votes cast at a shareholders' meeting

The Company's articles of association contain no limits on the right to own securities.

10.C MATERIAL CONTRACTS

We summarize below our material contracts. Our summary is necessarily incomplete and the reader may not find in it specific information that he or she might want to consider. Please refer to full copies of these agreements for all of their terms. See also Item 7. "Major Shareholders and Related Party Transactions" - 7.B "Related Party Transactions" and Item 19. "Exhibits".

Loans to Messer Griesheim Group GmbH

On May 6, 2004, at the completion of the 2004 divestiture, Messer Griesheim Holding GmbH loaned €1,612 million of the proceeds from the 2004 divestiture and the initial draw-down under the 2004 senior facilities to Messer Griesheim Group GmbH. Messer Griesheim Group GmbH used the proceeds of the loan to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. The loan is an interest-free demand loan, which is immediately repayable upon two-weeks´ prior written notice from Messer Griesheim Holding GmbH. For more information on the terms of the loan between Messer Griesheim Holding GmbH and Messer Griesheim Group GmbH, please review the loan agreements filed as an exhibit to this Form 20-F.

Messer Griesheim Holding GmbH and Messer Griesheim Group GmbH are expected to be merged in the near future. Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, the loan will cease to exist.

The 2004 Divestiture

On May 6, 2004, we completed the 2004 divestiture of our operations in Germany, the United Kingdom and the United States. The 2004 divestiture was made pursuant to a sale and purchase agreement we entered into on January 19, 2004 with Air Liquide and certain of our affiliates, which provided, among other things, that Air Liquide would acquire the entire share capital of our operating subsidiary Messer Griesheim GmbH, upon the terms and subject to the conditions of the sale and purchase agreement. We refer to this sale and purchase agreement below as the 2004 divestiture sale and purchase agreement. Prior to the closing of the 2004 divestiture sale and purchase agreement, we reorganized our corporate structure so that the operations that were not being sold to Air Liquide were no longer directly or indirectly owned by Messer Griesheim GmbH. Upon closing of the sale of Messer Griesheim GmbH to Air Liquide pursuant to the 2004 divestiture sale and purchase agreement on May 6, 2004, we effectively disposed of our operations in Germany, the United States and the United Kingdom.

The following is a summary of the material terms of the 2004 divestiture sale and purchase agreement. It does not reflect that agreement in its entirety. For more information, please review the sale and purchase agreement furnished as an exhibit to the Form 6-K we filed with the Securities and Exchange Commission on January 20, 2004 and which is incorporated by reference into this Form 20-F.

The Sale of Messer Griesheim GmbH

Pursuant to the 2004 divestiture sale and purchase agreement, Air Liquide acquired all of Messer Griesheim GmbH's share capital from Messer Griesheim Holding GmbH for an aggregate consideration of €2,680 million, of which €1,221 million was used to repurchase the Senior Notes in the tender offer and the mandatory redemption and to repay the 2001 senior facilities, plus accrued interests.

Conditions Precedent

The completion of the 2004 divestiture sale and purchase agreement was subject to the satisfaction or waiver of certain acquisition-specific and customary closing conditions, including, among other things, (i) receipt of the necessary antitrust regulatory approvals related to the acquisition in the European Union (the European Commission) and the United States (the Federal Trade Commission), which we refer to as the antitrust condition; (ii) the Messer family obtaining antitrust regulatory approvals related to, and financing commitments for, the reorganization of the ownership structure of the Messer Griesheim Group, pursuant to which Allianz Capital Partners and the Goldman Sachs funds were to sell their combined 66.16% interest in Messer Griesheim Group to the Messer family pursuant to an option agreed in 2001; (iii) the approval by the creditors of Messer Griesheim and certain of its affiliates of the 2004 divestiture and certain related transactions; (iv) a restructuring having been implemented, pursuant to which all of the operations of Messer Griesheim that were not being sold to Air Liquide in connection with the 2004 divestiture were to be transferred to Messer Griesheim Group or Messer Holding or any of its or their legal successors or affiliates (other than Messer Griesheim and its subsidiaries); and (v) the receipt by Messer Holding of the requisite tenders in the tender offer for the Senior Notes.

Representations and Warranties; Indemnification

The 2004 divestiture sale and purchase agreement contains customary representations and warranties from Messer Griesheim Group, including representations and warranties regarding organization, title to shares, capitalization, subsidiaries, authorization, consent and approvals, non-contravention, financial statements, absence of certain changes, proposed rights, no undisclosed liabilities, litigation, taxes, employee benefits, labor matters, compliance with laws, permits, intellectual property, material contracts, real property, environmental matters, sufficiency of assets and relationships with suppliers and customers.

Air Liquide's right to obtain indemnification from our affiliates, and indirectly from us, for any breach of our representations and warranties is generally subject to an aggregate cap of €200 million. However, this general cap does not apply to certain potential indemnification claims of Air Liquide, including indemnification claims arising out of or in connection with (i) our divestiture program, (ii) the restructuring implemented in preparation for the 2004 divestiture, (iii) the tender offer for the Senior Notes and certain agreements entered into in connection therewith, and (iv) the Hoechst Business Combination Agreement and the settlement agreement in connection therewith.

As a general rule, our affiliates' liability, and indirectly our liability, for indemnification claims for breaches of the representations and warranties ends two years following May 6, 2004, the completion date. However, certain claims relating to corporate matters and authority, dividends and the Senior Notes become time-barred on the fifth anniversary of the completion date. Certain claims relating to environmental matters become time-barred on the sixth anniversary of the completion date. In addition, certain of our indemnification obligations under the 2004 divestiture sale and purchase agreement are unlimited in time.

Non-Compete

For three years following the closing date of the 2004 divestiture sale and purchase agreement, we and our affiliates may not engage in any activity within the scope of the operations disposed of in Germany, the United States and the United Kingdom. For two years following the closing date of 2004 divestiture sale and purchase agreement, we and our affiliates may not solicit any of the management level employees or any of the key employees of the operations disposed of.

The 2004 Senior Facilities

The 2004 senior facilities have been made available pursuant to a senior credit facilities agreement dated 21 April 2004 (as amended and restated on May 3, 2004 and from time to time) between Messer Griesheim Holding GmbH and certain of its subsidiaries and affiliates on the one hand, which we refer to below as the group and, among others, Bayerische Hypo- und Vereinsbank AG and ING Bank N.V. on the other. We refer to this agreement as the 2004 senior facilities agreement.

Below is a summary of the material terms of the 2004 senior facilities agreement. It does not reflect that agreement in its entirety. For more detailed information, please review the 2004 senior facilities agreement filed as an exhibit to this Form 20-F.

Pursuant to the terms of the 2004 senior facilities agreement, the 2004 senior facilities are being be made available to the group and are for an aggregate amount of €525,000,000, consisting of:

  Facility A: a multicurrency term loan facility to be drawn in CZK, EUR, HUF, PLN and SKK;

  Facility B: a multicurrency term loan and letter of credit facility to be drawn in Euros and US$;

  Financial C: a term loan facility to be drawn in EUR;

  Facility D: a term loan and letter of credit capital expenditure facility in an aggregate amount of €50,000,000 to be drawn in EUR; and

  Revolving Facility Loan: a multicurrency revolving credit facility in an aggregate amount of €75,000,000 to be drawn in EUR.

Purpose

The 2004 senior facilities may be used:

  to finance part of the consideration for the acquisition of Messer Griesheim Group and its subsidiaries (other than Messer Griesheim GmbH and our former operations in the United States and the United Kingdom);

  to refinance or guarantee certain financial indebtedness of the members of the group;

  to finance the acquisitions as described in the 2004 senior facilities agreement;

  to finance the payment to shareholders in Messer Industrie GmbH;

  to finance the payment of the obligations under certain representations and warranties and indemnities under the 2004 divestiture sale and purchase agreement;

  to finance strategic capital expenditure; and

  to finance general corporate and working capital purposes of the group, including the issuance of letters of credit.

Repayment

Facility A is subject to certain semi-annual repayment installments that start in November 2004 and will be fully repaid at the date falling 84 months after May 2004. Facility B is to be repaid in two equal installments at the dates falling 90 months and 96 months after May 2004. Facility C is to be repaid in two equal installments at the dates falling 102 months and 108 months after May 2004. Facility D is subject to certain semi-annual repayment installments beginning at the date falling 42 months after May 2004 and is to be fully repaid at the date falling 84 months after May 2004.

Each borrower that has drawn a revolving facility loan is required to repay that loan on the last day of each interest period as set out in the 2004 senior facilities agreement.

The 2004 senior facilities must be mandatorily prepaid under certain circumstances as set out in the 2004 senior facilities agreement.

Interest and Fees

Advances under the 2004 senior facilities bear interest at a rate equal to the relevant interbank rate, plus an amount in respect of the lenders regulatory costs of compliance with certain regulatory requirements plus a margin.

Certain fees and expenses, including commitment fees, arrangement fees, agency fees, security trustee fee and fees in respect of the issue of letters of credit will also be payable. Fees in respect of the issue of guarantees or letters of credit will reflect the margin payable on advances, together with a fronting fee payable to the bank that appears on the face of the guarantee or letter of credit.

Guarantees and Security

Outstandings under the 2004 senior facilities have been guaranteed by the material companies in the group. In addition, certain strategic holding companies must also become guarantors. The 2004 senior facilities agreement is secured by share pledges over the shares issued in the borrowers and guarantors, together with first priority security interests over certain tangible and intangible assets of the borrowers and guarantors.

Covenants

The 2004 senior facilities agreement requires the group to comply with certain financial covenants. The agreement also contains certain other covenants which, among other things, restrict the incurrence of additional indebtedness, investments, dividends, disposals, acquisitions, mergers and consolidations, transactions with affiliates and other matters customarily restricted in facilities of this nature.

Events of Default

The 2004 senior facilities agreement contains customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts and failure of any guarantee or security document or any subordination provision supporting the 2004 senior facilities to be in full force and effect.

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

10.E TAXATION

Not applicable.

10.F DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G STATEMENT BY EXPERTS

Not applicable.

10.H DOCUMENTS ON DISPLAY

We are subject to certain of the informational requirements of the Securities Exchange Act of 1934. We, as a "foreign private issuer", are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S.companies whose securities are registered under the Securities Exchange Act.

10.I SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The information set forth in this Item 11 "Quantitative and Qualitative Disclosures about Market Risk" does not reflect the impact of any events subsequent to December 31, 2003 on our significant derivative financial instruments or the notional value of our foreign currency forward contracts.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next year, thus reducing the impact of interest rate changes on future interest expense.

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

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of December 31, 2003. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At December 31, 2003, our interest rate swaps had remaining terms of one year.

Derivative Financial Instruments

	Contract notional Amount	Contractual rates	Fair value December 31, 2003
	(€ equivalent in thousands, except for contractual rates)
Interest Rate Swap Contracts
Euro	77,648	4.45500%	(1,323)
Euro	180,000	4.69500%	(2,711)
Euro	47,850	4.73000%	(924)
U.S. dollar	197,338	5.00000%	(4,431)
Euro	39,150	4.65250%	(728)
Interest Rate Forward Swap Contracts
Euro	170,000	4.84500%	(1,998)
Euro	32,625	4.21000%	(239)
U.S. dollar	178,430	5.18500%	(3,053)
Euro	30,000	2.99000%	60
Euro	80,000	3.95630%	437
Euro	70,000	4.10540%	557
Euro	110,000	4.31340%	829
Constant Maturity Interest Forward Swap Contracts
Euro	30,000	max. 4.3800%	343
Euro	20,000	max. 4.2000%	164

Foreign Currency Forward Contracts:		Forward exchange rate
Euro/U.S. dollar	17,748	1.2105	(701)
Euro/CAD	10,134	1.6283	21

Foreign Currency Options:		Strike rate
Euro/U.S. dollar Put Option	436,162	1.16034	37,019

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

Comparison of April 30 and December 31, 2001, December 31, 2002 and December 31, 2003

As of April 30, 2001, December 31, 2001, December 31, 2002 and December 31, 2003 the notional value of foreign currency forward contracts was €9.4 million, €32.6 million, €0.9 and €27.9 million, respectively.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We have repurchased or redeemed and cancelled all of the Senior Notes, and currently have no Senior Notes outstanding.

We completed a tender offer for the Senior Notes on May 21, 2004. For information about the tender offer, as well as the amendments and waivers that were made in connection with the tender offer to certain covenants in the indenture under which the Senior Notes were issued, see the tender offer document furnished as an exhibit to the Form 6-K we filed with the Securities Exchange Commission on April 21, 2004 and which is incorporated by reference to this Form 20-F.

On May 25, 2004, we issued a notice of mandatory redemption for all Senior Notes that remained outstanding following the completion of the tender offer. As of June 23, 2004, we had repurchased and cancelled all of the remaining outstanding Senior Notes. For information on the mandatory offer, see the notice of mandatory redemption furnished as an exhibit to the Form 6-K we filed with the Securities and Exchange Commission on May 25, 2004 and which is incorporated by reference in this Form 20-F.

Item 15. Controls and Procedures

Messer Griesheim Holding GmbH has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the date of this report. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information (as defined in US Exchange Act rule 15d-15(e)) required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (CEO), and our Chief Financial Officer (CFO). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Company's management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the report is recorded, processed, summarized and reported on a timely basis. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16A. Audit Committee Financial Expert

We do not have an audit committee financial expert, because German law does not require us to have an audit committee.

Item 16B. Code of Ethics

Messer Griesheim Holding GmbH has not adopted a code of ethics because German law does not require us to have one.

Item 16C. Principal Accounting Fees and Services

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") served as our principal independent auditors for each of the financial years in the two-year period ended December 31, 2003, for which financial statements appear in this annual report on Form 20-F. In several subsidiaries, other audit companies ("Others") have acted as independent auditors.

The following table presents the aggregate fees for professional services and other services rendered by KPMG and other audit companies for each of the financial years ended December 31, 2003:

	2003 KPMG	2003 Others	2002 KPMG	2002 Others
Audit Fees (1)	2,819(5)	542	2,639	480
Audit-Related Fees (2)	31	17	119	747
Tax Fees (3)	110	204	89	272
Other Fees (4)	3,488(5)	521	624	562

Total	6,448	1,284	3,471	2,061

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the Securities and Exchange Commission.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and tax consultations. Tax advice related to mergers and acquisitions, transfer pricing, and request for rulings or technical advice from taxing authorities and tax planning services.

(4) All Other Fees include fees billed for training; transaction services; risk management consulting engagement; and other services.

(5) Thereof audit fees in the amount of €643 and other fees in the amount of €3,413 relating to the 2004 divestiture paid by Messer Griesheim Group.

In 2003, in line with new regulations regarding auditor independence, a procedure for the approval of the engagement of our principal independent auditors has been adopted. This procedure guarantees that any engagement of our principal independent auditors is approved by the supervisory board.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements are filed as part of this Form 20-F.

Page
Index to financial statements	F-1
Messer Griesheim Holding GmbH
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-3
Consolidated Balance Sheets as of December 31, 2003 and as of December 31, 2002	F-5

Consolidated Statements of Changes in Stockholders' Equity for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-7

Consolidated Cash Flow Statements for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-9
Notes to the Consolidated Financial Statements	F-12

Item 19. Exhibits

1.1	Articles of association of Messer Griesheim Holding GmbH, as amended (Satzung) (English translation).
2.1	Indenture between Messer Griesheim Holding AG and The Bank of New York, dated as of May 16, 2001.[1]
2.2	Form of 10.375% Senior Notes due 2011 (included as part of Exhibit 2.1).[1]
2.3	Exchange and Registration Rights Agreement between Messer Griesheim Holding AG and Goldman Sachs International, dated as of May 16, 2001.[1]
2.4	Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of April 21, 2004. [2]
2.5	Supplemental Indenture between Messer Griesheim Holding GmbH and The Bank of New York, dated as of May 4, 2004. [3]
2.6	Notice of Results from Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of May 21, 2004. [4]
2.7	Notice of Mandatory Redemption Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of May 25, 2004. [5]
4.1

Share Purchase Agreement between Messer Griesheim Holding GmbH, Air Liquide International S.A., L'Air Liquide – Société anonyme à directoire et conseil de surveillance pour l'etude et l'exploitation des procédés Georges Claude and certain Affiliates of Messer Griesheim Holding GmbH dated as of January 19, 2004. [6]

4.2

Senior Facilities Agreement among Cornelia Verwaltungsgesellschaft mbH, Goldman Sachs International (as global co-ordinator and joint lead arranger), Bayerische Hypo-und Vereinsbank AG, J.P. Morgan PLC and The Royal Bank of Scotland, dated as of April 28, 2001, as amended to reflect amendments made on May 16, 2001, June 14, 2001, January 17, 2002, December 23, 2002 and February 11, 2003. [7]

4.3

Senior Facilities Agreement, dated 21 April 2004 (as amended and restated on May 3, 2004), for Messer Griesheim Vierte Vermögensverwaltungs GmbH, as Company, and Messer Griesheim Fünfte Vermögensverwaltungs GmbH, as Parent, arranged by Bayerische Hypo- und Vereinsbank AG and ING Bank N.V., as Joint Mandated Lead Arrangers, with HVB Banque Luxembourg société anonyme, acting as Agent, Bayerische Hypo- und Vereinsbank AG and ING BANK N.V., acting as Issuing Banks, and HVB Banque Luxembourg société anonyme acting as Security Trustee.

4.4	Loan agreements between Messer Griesheim Group GmbH and Messer Griesheim Holding GmbH, dated as of May 5, 2004
8.1	List of Subsidiaries.
12.1	Rule 13a-14(a) Certification of Stefan Messer.
12.1	Rule 13a-14(a) Certification of Harald Pinger.
13.1	Rule 13a-14(b) Certification of Stefan Messer. [8]
13.2	Rule 13a-14(b) Certification of Harald Pinger. [8]

1. As filed on Form F-4 at November 8, 2001.

2. Incorporated by reference from Form 6-K furnished on April 21, 2004

3. Incorporated by reference from Form 6-K furnished on May 5, 2004

4. Incorporated by reference from Form 6-K furnished on May 21, 2004

5. Incorporated by reference from Form 6-K furnished on May 25, 2004

6. Incorporated by reference from Form 6-K furnished on January 20, 2004

7. Incorporated by reference from Registration Statement on Post-Effective Amendment No. 2 to Form F-4 on Form F-3 Registration Statement filed on April 7, 2003

8. Furnished only

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date: July 14, 2004
Messer Griesheim Holding GmbH
By: /s/ Stefan Messer
Stefan Messer
Chief Executive Officer

By: /s/ Harald Pinger
Harald Pinger
Chief Finance Officer

INDEX TO FINANCIAL STATEMENTS

Page
Messer Griesheim Holding GmbH
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-3
Consolidated Balance Sheets as of December 31, 2003 and as of December 31, 2002	F-5

Consolidated Statements of Changes in Stockholders' Equity for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-7

Consolidated Cash Flow Statements for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)

F-9
Notes to the Consolidated Financial Statements	F-12

REPORT of Independent Registered Public Accounting Firm

To the Management Board of

Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)

We have audited the accompanying consolidated balance sheets of Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG) ("Messer Holding", "the Successor" or "the Company") and its subsidiaries as of December 31, 2003 and 2002, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002 and the eight months ended December 31, 2001, and the consolidated statements of operations, changes in stockholders' equity and cash flows of Messer Griesheim GmbH ("Messer Griesheim" or "the Predecessor") and its subsidiaries for the four months ended April 30, 2001. The Successor and Predecessor consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 1, 5 and 38, Messer Griesheim Holding GmbH has been party to a selling and purchase agreement finalized and signed in January 2004 in which it contracted to sell its subsidiaries in Germany, the United States of America and the United Kingdom. This sale was completed on May 6, 2004.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Successor and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001, and the results of operations and cash flows of the Predecessor and its subsidiaries for the four months ended April 30, 2001, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the accompanying consolidated financial statements.

Duesseldorf April 06, 2004 except for Note 38 for which the date is July 14, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in € thousands, unless otherwise stated)

		Successor		Predecessor
	Note	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Net sales		1,498,717	1,525,996	1,046,588	574,463
Cost of sales		(723,162)	(748,783)	(528,416)	(293,414)
Gross profit		775,555	777,213	518,172	281,049
Distribution and selling costs		(479,130)	(476,502)	(342,184)	(177,182)
Research and development costs		(7,755)	(12,918)	(9,542)	(6,599)
General and administrative costs		(118,977)	(127,555)	(90,829)	(45,027)
Other operating income	8	39,827	25,665	10,658	10,242
Other operating expense	9	(72,080)	(40,396)	(23,526)	(11,133)
Impairment of intangible assets and property, plant and equipment	11	(6,823)	(1,543)	—	(2,356)
Restructuring and reorganization charges	12	(9,039)	(12,782)	(25,266)	(2,540)
Operating profit		121,578	131,182	37,483	46,454
Equity method investments income (expense), net	18	1,529	(12,621)	(15,213)	(5,106)
Other investment income (expense), net	10	3,488	(4,693)	(4,456)	(4,544)
Interest expense, net	13	(120,561)	(140,022)	(103,379)	(36,364)
Changes in fair value of investments in subsidiaries available for sale	14	—	(1,577)	(5,472)	—
Other financial income (expense), net		17,442	(16,261)	255	(6,990)
Non-operating expense		(98,102)	(175,174)	(128,265)	(53,004)
Income (loss) before income taxes and minority interests		23,476	(43,992)	(90,782)	(6,550)

		Successor		Predecessor
	Note	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Income tax benefit (expense)	15	(473)	(34,759)	26,163	(4,813)
Income (loss) before minority interests		23,003	(78,751)	(64,619)	(11,363)
Minority interests, net of income taxes	30	(8,700)	(11,120)	(4,912)	(2,135)
Net income (loss)		14,303	(89,871)	(69,531)	(13,498)
Thereof relating to discontinuing operations:
Net sales	5	1,027,079	1,072,011	750,208
Total expenses	5	(1,055,786)	(1,147,750)	(827,136)
Loss before income taxes and minority interests	5	(28,707)	(75,739)	(76,928)
Income tax benefit (expense)	5	17,615	(25,432)	30,616

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED BALANCE SHEETS

(Amounts in € thousands, unless otherwise stated)

	Note	As of December 31, 2003	As of December 31, 2002
Assets
Intangible assets	16	687,905	790,878
Property, plant and equipment	17	1,345,408	1,516,310
Equity method investments	18	16,515	13,200
Other investments and long-term loans	19, 20	24,559	36,861
Deferred tax assets	15	2,973	3,734
Other long-term receivables, net and other assets		11,154	21,966
Non-current assets		2,088,514	2,382,949
Inventories	21	65,212	72,585
Trade accounts receivable, net	22	242,512	279,099
Investments in subsidiaries available for sale	14	—	18,078
Other receivables and other assets	23	87,306	50,879
Cash and cash equivalents	24	115,555	135,218
Current assets		510,585	555,859
Total assets		2,599,099	2,938,808

	Note	As of December 31, 2003	As of December 31, 2002
Stockholders' equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(145,099)	(159,402)
Cumulative other comprehensive deficit		(139,413)	(72,291)
Stockholders' equity	29	682,668	735,487
Minority interests	30	60,108	84,012
Provisions for pensions and similar obligations	25	170,814	169,287
Other provisions	26	31,709	68,529
Corporate debt, less current portion	27	1,146,453	1,327,120
Deferred tax liabilities	15	96,691	104,523
Other liabilities		16,311	23,723
Non-current liabilities		1,461,978	1,693,182
Other provisions	26	70,598	106,849
Corporate debt	27	86,151	48,298
Trade accounts payable		122,491	124,697
Miscellaneous liabilities	28	115,105	146,283
Current liabilities		394,345	426,127
Total stockholders' equity and liabilities		2,599,099	2,938,808
Thereof relating to discontinuing operations:
Total assets	5	1,595,580	1,907,168
Total liabilities	5	1,538,355	1,809,932

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in € thousands, unless otherwise stated)

	Predecessor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Cumulative Translation Reserve	Cumulative other comprehensive income	Total Stockholders' equity
Balance as of December 31, 2000	276,098	158,386	(80,164)	—	84,204	84,204	438,524
IAS 39 transition adjustment	—	—	335	—	—	—	335
Net loss	—	—	(13,498)	—	—	—	(13,498)
Translation adjustment	—	—	—	—	3,522	3,522	3,522
Total comprehensive loss							(9,641)
Balance as of April 30, 2001	276,098	158,386	(93,327)	—	87,726	87,726	428,883

	Successor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Cumulative Translation Reserve	Cumulative other comprehensive income (deficit)	Total Stockholders' equity
Balance as of May 1, 2001	90	967,090	—	—	—	—	967,180
Change in fair value of derivatives	—	—	—	(9,199)	—	(9,199)	(9,199)
Net loss	—	—	(69,531)	—	—	—	(69,531)
Translation adjustment	—	—	—	—	14,939	14,939	14,939
Total comprehensive loss							(63,791)
Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389
Change in fair value of derivatives	—	—	—	(7,744)	—	(7,744)	(7,744)
Net loss	—	—	(89,871)	—	—	—	(89,871)
Translation adjustment	—	—	—	—	(70,287)	(70,287)	(70,287)
Total comprehensive loss							(167,902)
Balance as of December 31, 2002	90	967,090	(159,402)	(16,943)	(55,348)	(72,291)	735,487
Change in fair value of derivatives	—	—	—	8,298	—	8,298	8,298
Net income	—	—	14,303	—	—	—	14,303
Translation adjustment	—	—	—	—	(75,420)	(75,420)	(75,420)
Total comprehensive loss							(52,819)
Balance as of December 31, 2003	90	967,090	(145,099)	(8,645)	(130,768)	(139,413)	682,668

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED CASH FLOW STATEMENTS

(Amounts in € thousands, unless otherwise stated)

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Income (loss) before income taxes and minority interests	23,476	(43,992)	(90,782)	(6,550)
Income taxes (paid) refunded	(46,520)	(26,125)	(7,636)	6,964
Depreciation, amortization and impairment of property, plant and equipment, and intangible assets	240,559	253,486	182,733	76,923
Changes in fair value of subsidiaries available for sale	—	1,577	5,472	—
Write-down of investments	1,331	1,647	2,688	—
Losses (gains) on disposals of property, plant and equipment and investments	(9,562)	(3,224)	—	7,186
Change in goodwill	26,911	1,733	—	—
Exchange losses	5,048	—	—	—
Non-cash changes in equity method investments, net of dividends	1,820	20,630	19,293	(5,106)
Interest expense, net	120,561	140,022	103,379	36,364
Other financial (income) expenses, net	1,583	16,261	(255)	6,990
Changes in inventories	1,442	5,918	3,181	(10,474)
Changes in receivables and other assets	4,930	44,898	(33,287)	(25,464)
Changes in provisions	(7,462)	(35,319)	(47,129)	(68,752)
Changes in accounts payable and other liabilities	(10,612)	(7,092)	212	(26,991)

Cash flow from (used in) operating activities	353,505	370,420	137,869	(8,910)
Purchases of property, plant and equipment, and intangible assets	(127,885)	(135,901)	(79,022)	(49,467)
Acquisitions, purchases of investments and loans to related parties, less cash acquired	(28,464)	(3,858)	(6,255)	(35,429)
Purchases of minority interest	(9,527)	—	—	—
Investments in subsidiaries available for sale for extinguishment of debt	—	(5,978)	(169,986)	—
Proceeds from sales of property, plant and equipment, and intangible assets	16,987	18,450	30,890	68
Proceeds from sales of investments	40,646	40,469	120,117	13,746
Interest received	5,910	10,763	17,418	5,086
Cash flow used in investing activities	(102,333)	(76,055)	(86,838)	(65,996)
Capital increases	—	—	—	66,962
Net (repayment of) proceeds from non-current corporate debt	(142,019)	(184,526)	616,077	118,656
Net (repayment of) proceeds from current corporate debt	19,871	908	(577,376)	133,407
Dividends paid to minority interest	(5,402)	(8,286)	(3,049)	(4,012)

Interest paid	(127,749)	(131,992)	(110,951)	(60,469)
Other financial income (expenses), net	(1,583)	(16,261)	255	(6,990)
Cash flow from (used in) financing activities	(256,882)	(340,157)	(75,044)	247,554
Cash flow from (used in) operating, investing and financing activities	(5,710)	(45,792)	(24,013)	172,648
Effect of exchange rate changes on cash and cash equivalents	(10,178)	(7,008)	270	3,522
Cash balances included in investments in subsidiaries available for sale	—	—	(14,812)	—
Changes in cash and cash equivalents	(15,888)	(52,800)	(38,555)	176,170
Net effect of changes in consolidation perimeter on cash and cash equivalents	(3,775)	—	—	—
Cash and cash equivalents:
at beginning of reporting period	135,218	188,018	226,573	50,403
at end of reporting period	115,555	135,218	188,018	226,573
Thereof relating to discontinuing operations:
Cash flow from operating activities	255,939	290,822	138,844	—
Cash flow used in investing activities	(48,700)	(92,091)	(23,826)	—
Cash flow (used in) from financing activities	(263,050)	(252,818)	(116,293)	—
Cash and cash equivalent at end of reporting period	27,173	59,447	91,744	—
Supplemental cash flow information:
Fair value of assets acquired in acquisitions, other than cash	—	—	2,732,025	—
Fair value of liabilities assumed in acquisitions	—	—	2,734,628	—
Increase in stockholders' equity	—	—	967,180	—

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € thousands, unless otherwise stated)

1. Background and basis of presentation (see also Note 38 "Subsequent events")

Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG ("the Company", "Messer Holding" or "Successor") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare and high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. As of December 31, 2003 the sole owner of the shares of Messer Holding is Messer Griesheim Group GmbH & Co. KGaA.

The Company is a holding company, whose consolidated financial statements include the accounts of Messer Griesheim GmbH and all companies which it controls (collectively, "the Messer Group", "Messer" or "the Group").

The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH ("Messer Griesheim" or "Predecessor"). As of December 31, 2000, the Successor had net assets aggregating €44.9, represented by current assets of €50.7 and current liabilities of €5.8. As discussed in Note 3 "Acquisition transactions", the Predecessor was re-capitalized to effect the acquisition transactions which have been accounted for at fair value. Accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group's financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in Notes 4 "Financing transactions" and 14 "Divestiture program", respectively.

On January 19, 2004, Messer Griesheim Holding and Messer Group GmbH & Co. KGaA entered into an agreement to sell Messer Griesheim GmbH which holds the shares of the subsidiaries in the U.K and the United States of America to L'Air Liquide S.A ("Air Liquide"). Under this proposed transaction, Messer Holding would divest itself of its operations in Germany, the United Kingdom and the United States. The proposed transaction is in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

Prior to the completion of the sale the Divestiture Assets have to be separated from those assets which shall remain directly or indirectly with Messer Holding. This restructuring (hereafter collectively referred to as the "Pre-Completion Restructuring") commenced prior to December 31, 2003 and was completed between the signing and the completion of the sale of the Divestiture Assets.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group GmbH & Co. KGaA ("Messer Griesheim Group"). The shareholders of Messer Griesheim Group (the Messer family through their holding company Messer Industrie GmbH ("MIG"), Allianz Capital Partners ("ACP") and private equity funds managed by Goldman Sachs (the "Goldman Sachs Funds")) have reached an agreement in principle whereby MIG would acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group GmbH & Co. KGaA.

The proposed transactions are subject to various conditions as explained in Note 5 "Results from discontinuing operations".

The following notes to the consolidated financial statements should be read with the understanding of the proposed transaction described above and elsewhere in this document as it would significantly reduce the scope of the Company's current operations (see in particular Note 5 "Results from discontinuing operations".

2. Accounting Principles

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board. The Group applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee (SIC) effective as of December 31, 2003, 2002 and 2001, respectively.

Consolidation

The complete list of Group ownership interests is provided in a joint listing and filed with the Commercial Register in Husum, Germany. Significant subsidiaries as of December 31, 2003 are as follows:

Name and Office of Subsidiary	Country of Incorporation or Residence	Ownership Percentage
Messer Griesheim GmbH (Frankfurt a.M.)*	Germany	100%
Messer Griesheim Industries, Inc. (Malvern, Pennsylvania)*	United States	100%
Messer France S.A. (Asnières CEDEX)	France	100%
Messer Hungarogáz Kft. (Budapest)	Hungary	100%
Messer U.K. Ltd. (Reigate)*	United Kingdom	100%
Messer Austria GmbH (Gumpoldskirchen)	Austria	100%
Messer B.V. (Moerdijk)	Netherlands	100%
Messer Croatia Plin d.d. (Zapresic)	Croatia	99.96%
Messer Belgium N.V. (Machelen)	Belgium	99.41%
Messer Polska Spólka z.o.o. (Chorzów)	Poland	98.54%
Tehnogas AD (Beograd)	Serbia	61.02%

* see Note 5 "Results from discontinuing operations"

The consolidated financial statements as of December 31, 2003 include the accounts of Messer Griesheim Holding and subsidiaries. The difference between the acquisition cost of a subsidiary and the book value at the time of the acquisition of the portion of the net equity acquired is allocated to the subsidiary's assets and liabilities based on their respective fair values. Any remaining excess is capitalized as goodwill and amortized over its estimated useful life. Intercompany accounts and transactions are eliminated in consolidation.

As of January 1, 2003 the Company consolidated its operations in Peru, formally reflected in the balance sheet under the caption "Investments in Subsidiaries Available for Sale". From January 1, 2003 the Peruvian operations are reflected in the segment "Others" of the selected segment data.

Since January 2003 the Group no longer controls its subsidiaries in Central America, but has retained significant influence. As of January 1, 2003 the Group has excluded the assets, liabilities, income and expenses relating to the companies in Central America and commenced accounting for these investments under the equity method. In December 2003 the Group has sold its shares in the Central American companies to Ergofan S.A.de C.V.

For changes in the consolidation perimeters as described above, prior periods including segment information, have not been restated due to immateriality.

During the second quarter 2003 the Group obtained control over its subsidiary Constar LLC in Georgia/USA, formally accounted for under the equity method. Therefore, the Group has included the assets, liabilities, income and expenses relating to its subsidiary Constar LLC in its consolidated financial statements.

On July 25, 2003, Messer Griesheim Group GmbH & Co KGaA, the Company's parent Company has entered into a settlement agreement with Hoechst (see Note 36 "Related parties"). With the exception of the purchase of the ACIC joint ventures (see below), the settlement agreement has no impact on the consolidated financial statements.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement required that the purchase close no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. A settlement agreement reached with Hoechst on July 25, 2003 also obligated Messer to purchase the ACIC joint ventures. Effective July 25, 2003 the Group has included the operations of the ACIC joint ventures in the consolidated financial statements and reflected them in the segment "Others" of the selected segment data.

On September 30, 2003, Messer acquired the remaining 49.5% minority interests in Sauerstoffwerk Lenzburg AG, Switzerland. The difference between the purchase price and the fair value of the acquired net assets was shown as an addition to goodwill.

Purchase price allocation

In 2000 and 2001, former shareholders Hoechst AG and Messer family entered into several transactions with the new shareholders of the Company. At the end of these transactions, all shares of Messer Griesheim GmbH became owned by Messer Griesheim Holding GmbH. The foregoing transactions have been accounted for in a manner similar to an acquisition of Messer Griesheim and, accordingly, the acquisition costs have been allocated to the assets acquired and liabilities assumed based on their estimated fair values as of April 30, 2001, the acquisition date.

IAS 22 requires that the cost of an acquisition be allocated to the identifiable assets and liabilities as recognized by reference to their fair values at the date of the exchange transaction. The Company engaged the services of an outside specialist to assist in the determination of the fair value and assist in allocating the purchase price, which was completed in March 2002. As a result, the December 31, 2001 financial statements reflect the finalization of all adjustments to the acquisition costs assigned to the assets acquired and liabilities assumed.

Investments in subsidiaries available for sale

As described in Note 3 "Acquisition transactions", a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intended to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

As further described above and in Note 3 "Acquisition transactions", the acquisition transaction was accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

The assets and operations included in the divestiture program included certain subsidiaries, and net assets comprising other operations. Management originally expected to substantially divest of these assets and operations by no later than the end of calendar year 2002. The subsidiaries and net assets included in the divestiture program have been accounted for in the following manner:

  Subsidiaries expected to be sold within twelve months from the date of the acquisition transaction (i.e., by no later than April 30, 2002) were not consolidated, as control was intended to be temporary. The Group's interests in such subsidiaries were classified as financial instruments and are reflected in the Group's balance sheet at their estimated fair value in current assets, under the caption: "Investments in subsidiaries available for sale". Current period changes in the estimated fair value of such subsidiaries resulting from operating results were reflected in the consolidated statements of operations under the caption: "Changes in fair value of subsidiaries available for sale". With the exception of the operations in Peru, all subsidiaries classified as financial instruments were sold by the end of January 2003. As of January 1, 2003 the Group began consolidating its operations in Peru, which are reflected in the segment "Others" in the selected segment data.

  Subsidiaries originally expected to be sold subsequent to April 30, 2002, as well as the net assets of other operations held for sale, are consolidated until sold.

Intangible assets and goodwill

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

Property, plant and equipment

Property, plant and equipment are capitalized at acquisition or manufacturing costs, net of government grants, and depreciated over their estimated useful lives. The manufacturing costs of self-constructed assets are based on directly allocable itemized costs and appropriate overhead costs, including depreciation. Finance costs related to the construction of property, plant and equipment are capitalized as part of the manufacturing costs. The cost of an item of property, plant and equipment also comprises the estimated cost of dismantling and removing the asset and restoring the site, to the extent that a liability exists for a legal obligation. The Group increases the liability for the passage of time and report the change as an operating expense.

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement. Repair costs are charged to expense when incurred.

Depreciation of property, plant and equipment is based on the straight-line basis over the estimated useful lives of the respective assets as follows:

Buildings	10 to 50 years
Plant and machinery.	10 to 20 years
Other plant, factory and office equipment	3 to 20 years

When the Group leases assets under the terms of a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to the Group, the leased property is capitalized at the lower of the fair value of the asset or the present value of future minimum lease payments and the corresponding obligation is recorded as a liability. Leased assets are amortized on the straight-line basis over the estimated lives of the respective assets or, if shorter, the lease period.

Equity method investments

Investments in companies in which the group exercises significant influence or joint control, are accounted for using the equity method ("equity method investments" or "investments at equity"). The excess of cost of an investment over the Group's share of the investee's net assets at the acquisition date (basis difference) is being amortized on the straight-line basis over periods of 5 to 10 years. The Group's proportionate share of the results from its equity method investments, including amortization of any associated basis difference, is included in "equity method investments expense". Equity method investments are adjusted for any decrease in value that is deemed to be other than temporary. The amount of impairment is limited to the investment basis and any funding commitments.

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

Impairment of long-lived assets

In the event facts and circumstances indicate that the Group's long-lived assets, including property, plant and equipment and intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the recoverable amount of the asset is compared to the asset's carrying amount to determine whether a write-down to the recoverable amount is required. The recoverable amount is defined as the higher of the asset's net selling price or value in use. Value in use is based on the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The original values of current and non-current assets, except for goodwill, are reinstated when the reasons for write-down no longer exist.

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

Obligations for contributions to defined contribution plans are recognized as an expense in the income statement as they occur.

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

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily U.S. dollars (US$). Group Treasury is responsible for hedging the exposure to foreign currency risk by using currency borrowings and external forward currency contracts.

Additionally, the Group hedges the foreign currency exposure of its major foreign contractual commitments to purchase or sell certain production parts, mainly in US$ denominated transactions.

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the associated hedged asset or liability.

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

Deferred income taxes

Deferred income taxes are recorded for temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their associated tax bases, as well as for operating tax loss and tax credit carry forwards. Deferred taxes are based on the currently enacted tax rates. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Stock-Based Compensation

As described in Note 37 "Stock purchase and option plan", and in the absence of a specific required applicable standard for the measurement of compensation expenses under IFRS, the Company has elected to measure compensation costs by using the intrinsic value approach, pursuant to which compensation cost is equal to the difference between the market value of the share under option and the exercise price at the measurement date. The measurement date is the first date on which both the exercise price and the number of shares under option become fixed. This method of measurement is consistent with Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees". In accordance with the requirements of SFAS No. 123 "Accounting for Stock Based Compensation" as amended by SFAS No. 148 "Accounting for Stock Based Compensation, Transition and Disclosures", the pro forma disclosures relating to net income as if SFAS No. 123 had been used to measure compensation costs are presented when appropriate.

Revenue recognition

a Bulk supply sales

Bulk supplies are stored in tanks, which the Group owns and rents to customers on the customers' premises. The Group delivers gases to customers by tanker trucks, tube trailers or rail cars, from which it transfers the gases to the leased tanks. The agreements used in the bulk supply business in Germany typically have a term of two to three years. Bulk-supply contracts in the United States typically have a five to seven year term. Revenue is recognized on bulk supply sales when the gases are delivered to the tanks which correspond with the transfer of risk and the passage of title. Income from the rental of tanks is recognized on the straight line basis over the terms of the rental agreements.

b Cylinder sales

Customers requiring small volumes of gases (including most specialty gases) are supplied products in cylinders, which the Group typically owns and rents to the customer. Cylinder gases are generally sold by purchase orders or by contracts, with terms ranging between one to two years in Europe and three to five years in the United States. Revenue is recognized on the gas sale when delivery occurs, which corresponds with the transfer of risk and the passage of title. Income on the rental of cylinder is recognized on the straight line basis over the terms of the rental agreements.

c On-site sales and pipeline sales

Customers that require large volumes of industrial gases (typically oxygen, nitrogen, hydrogen and carbon monoxide) and that have a relatively constant demand are typically supplied by plants built adjacent to or on these customers' facilities. The Messer Group owns and maintains these plants. The product supply contracts typically have terms of 10 to 15 years, and contain minimum take-or-pay purchase requirements and price escalation provisions under the terms of the contract. Revenue is recognized when delivery has taken place, which corresponds with the transfer of risk and the passage of title where the customer does not take delivery of the minimum purchase requirements, the Group records the additional revenue up to the contractual minimum. Contractual sales made through pipelines typically have similar terms and accounting treatment.

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

Reclassifications

Certain reclassifications have been made to the presentation of prior periods to conform to the current period presentation.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Principal estimates required to be made in preparing its financial statements include those related to the purchase price allocation, the investment in subsidiaries available for sale, the valuation allowances on deferred tax assets, the pension provision and the potential impairment on long lived assets. Other estimates are used in the computation of the allowance for bad debt and the inventory valuation. Actual results could differ from those estimates.

Risks and uncertainties

The Group's future results of operations (see Note 5 "Results from discontinuing operations") involve a number of risks and uncertainties. Factors that could affect the Group's future operating results and cause actual results to vary materially from historical results include but are not limited to the following items.

The industrial gas business is highly competitive, which has resulted in a continued trend of decreasing prices. This highly competitive environment could potentially reduce the profitability and cash flows of the Group in the future.

The Group supplies a cross section of industries including steel, metal working, primary metal, chemicals, oil refining, food and beverages, healthcare, electronics and glass, and include long-term contracts over periods of up to 15 years. A significant decline in market demand in any one of these industries could adversely affect future operating results. No single customer represents a significant portion of total revenues.

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

New International Financial Reporting Standards (IFRS)

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

In 2000 the IASC issued IAS 40 "Investment Property". IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 "Accounting for Investments". Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

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

In December 2003, the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

In December 2003, as a part of the IASB's project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group's consolidated financial statements.

In February 2004 the IASC issued IFRS 2"Share-based Payment". The standard requires an entity to reflect in its profit or loss and financial position the effect of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The standard becomes effective for annual periods beginning on or after January 1, 2005. The Group has not determined the impact of the adoption of IFRS 2 on the Group's consolidated financial statements.

In March 2004, the IASC issued IFRS 3 "Business Combinations". IFRS 3 replaces IAS 22 and shall apply to business combinations for which the agreement date is on or after March 31, 2004. Basically, the standard requires all business combinations within its scope to be accounted for applying the purchase method. The amortization of goodwill is prohibited. Instead, goodwill is required to be tested for impairment annually in accordance with IAS 36 "Impairment of assets". The Group has not yet evaluated the impact of the standard's adoption on the Group's consolidated financial statements.

In March 2004, the IASC issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". IFRS 5 sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 "Discontinued Operations". The standard specifies that assets that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Those assets are not depreciated and presented separately on the face of the balance sheet. With respect to the withdrawal of IAS 35 "Discontinued Operations" the standard requires to present an operation as being discontinued at the date it meets the criteria of being held for sale. Results of discontinued operations are being shown separately on the face of the income statement. The standard becomes effective for periods beginning on or after January 1, 2005. The Group has not opted for encouraged early adoption.

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

Foreign currency gains and losses from trade receivables and trade payables denominated in a currency other than the functional currency are included in "other operating income" or "other operating expense".

The Group has a subsidiary operating in Serbia that is considered hyperinflationary. The Group applies the principles of IAS 29 "Financial Reporting in Hyperinflationary Economies", to the entities it considers affected by such economies. As such, the local currency financial statements in 2003, 2002 and 2001 of the entity operating in Serbia have been restated (using the consumer price indices) to current values at the balance sheet date prior to translation into the Group's reporting currency.

Currencies, which are of particular importance to the Group, that have experienced exchange-rate fluctuations are shown below:

	Exchange rate applicable on the balance sheet date		Average exchange rate
	December 31,	December 31,	Twelve months ended December 31,	Twelve months ended December 31,	Eight months ended December 31,	Four months ended April 30,
Selected currencies	2003	2002	2003	2002	2001	2001
1 U.S. Dollar : Euro	0.79	0.96	0.88	1.05	1.13	1.10
1 Pound Sterling : Euro	1.41	1.54	1.44	1.59	1.63	1.59
100 Hungarian Forint : Euro	0.38	0.42	0.39	0.41	0.40	0.38
100 Serbian Dinar : Euro	1.46	1.61	1.52	1.66	1.66	1.70

3. Acquisition transactions

On December 31, 2000, Aventis S.A. (parent company to Hoechst AG ("Hoechst")) entered into an agreement with Allianz Capital Partners AG ("ACP") and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the "GS Funds"), regarding the purchase of Hoechst's shares in Messer Griesheim. The transaction was consummated on April 30, 2001.

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

ACP and the GS funds formed a new company, Messer Griesheim Group GmbH & Co. KGaA. On April 30, 2001, through Messer Griesheim Group GmbH & Co. KGaA, ACP and the GS Funds acquired Hoechst's share of the Company for €618 million, payable in cash €388 million and deferred notes €230 million. The €230 million note is due from Messer Griesheim Group GmbH & Co. KGaA on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds (€300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH & Co. KGaA upon the occurrence of certain events at a nominal conversion price. On July 25, 2003 Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst to settle all issues in connection with the deferred purchase price of €187.0 million and the convertible bonds. On December 19, 2003 the deferred purchase price was paid by Messer Griesheim Group GmbH & Co. KGaA.

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

As part of the business combination agreement, Hoechst and Messer Griesheim Group GmbH & Co. KGaA received a "call" option and a "counter-call" option, respectively, on 66 2/3% of the shares of the Company. During January 2002, a subsidiary of Hoechst ("DIOGENES 20. Vermögensverwaltung GmbH") exercised its "call" option to acquire the 66 2/3% of the Company for a promissory note in the amount equal to the purchase price paid by Messer Griesheim Group GmbH & Co. KGaA for its interest in the Company. Messer Griesheim Group GmbH & Co. KGaA subsequently exercised its "counter-call" option to acquire the Hoechst subsidiary (and re-acquire indirectly the shares of the Company) for a nominal amount. The "call" and "counter-call" provisions were included as part of the business combination agreement to meet German tax planning requirements of Hoechst. In October 2002, DIOGENES 20. Vermögensverwaltungs GmbH was merged into Messer Griesheim Group.

4. Financing transactions (see also Note 38 "Subsequent events")

The following paragraphs do not take into consideration the implication of the future refinancing in relation with the probable divestiture of the discontinuing operations (see Note 5 "Results from discontinuing operations")

Refinancing transactions

Pursuant to the debt covenants, a substantial portion of Messer Griesheim's existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see Note 3 "Acquisition transactions"). As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

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

The senior facilities agreement contains certain covenants that require Messer Griesheim, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of Messer Griesheim and its consolidated subsidiaries.

In February 2003, the Group successfully finalized and filed amendments to the senior facilities agreement. These amendments provide the Group with more favorable terms with respect to its required level of interest hedging, access to an ancillary facility of €29.6 million for overdrafts, an increase in its ability to incur debt in the form of local facilities and a decrease in its ability to incur debt in the form of capital lease. As a result of these amendments to the senior facilities agreement, the Group is no longer permitted to repurchase senior notes in the future.

Senior notes

On May 16, 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. At any time prior to June 1, 2006, (prior to the February 2003 amendment described above) the Company was permitted to redeem all but not part of the senior notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company was permitted to redeem all or part of the senior notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company was permitted to redeem up to 35% of the senior notes with the proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the principal amount of the senior notes redeemed.

The proceeds from these senior notes were used by the Company to make an inter-company loan to Messer Griesheim. Messer Griesheim used the inter-company loan to extinguish the mezzanine bridge facility of €400.0 million, prepay €115.0 million principal of the outstanding term borrowings under the senior facilities agreement, and the balance of €35.0 million for general corporate purposes. The issuance costs of the senior notes of €14.4 million have been capitalized and are being amortized over the period to maturity under the effective interest rate method. The Company is dependent upon the payments it receives under the inter-company loan to make interest and repayments on the senior notes. The claims of the Company under the inter-company loan are subordinated to the claims of the lenders under the senior facilities. Payments on the inter-company loan are not permitted in certain cases involving payment and non-payment defaults under the senior facilities.

During the twelve months ended December 31, 2002, Messer Griesheim repurchased nominal €56.3 million senior notes for an average price of 102.9%. The repurchased senior notes have been deducted from the outstanding amount of €550.0 million. In connection with the repurchase, unamortized financing costs of €4.0 million, fees and tender premium of €2.2 million were expensed and are classified as other financial expense for the twelve months ended December 31, 2002 (see Note 36 "Related parties").

The aggregate facilities, outstanding amounts borrowed as of December 31, 2003 and the maturity profile is given below:

Description	Interest rate	Available amount	Amounts outstanding	Maturity date(7)
		(in € millions)	(in € millions)
€300 Million Senior Term A facility(4) (5)	4.18%(2)	164.7(1)	164.7	April 20, 2008
€170 Million Senior Term B facility(4)	4.85%(2)	167.6	167.6	April 30, 2009
$124 Million Senior Term B facility(4)	3.90%(2)	97.4(1)	97.4	April 30, 2009
€115 Million Senior Term C facility(4)	5.35%(2)	12.4	12.4	April 30, 2010
$162 Million Senior Term C facility(4)	4.40%(2)	99.9(1)	99.9	April 30, 2010
€230.4 Million Senior Revolving facility I	—	230.4	—	March 31, 2008
€50 Million Senior Revolving facility II	—	18.3(3)	—	March 31, 2008
€10 Million Ancillary Facility	—	10.0	—	April 13,2004
€11 Million Ancillary Facility	—	11.0	—	June 30, 2005
€8.6 Million Ancillary Facility	—	8.6	—	March 31, 2008
Senior notes	10.375%	550.0	493.7	June 1, 2011
Other existing debt (6)	5.11%	248.6	248.6
			1,284.3
Unamortized debt issuance costs			(51.7)
Total		1,618.9	1,232.6

(1) U.S. Dollar (US$) amounts under the facility have been converted into EURO at the rate of €1 = US$ 1.2610, the exchange rates at December 31, 2003.

(2) Variable interest rates as of December 31, 2003.

(3) €25.0 million and $8.4 million drawn as guarantees.

(4) The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5) Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6) Interest rate is a weighted rate.

(7) The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans (see further information regarding long-term debt, including a schedule of maturities in Note 27 "Corporate debt").

Interest expense and interest swap agreements

Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 was €126.5 million, €150.8 million, €120.8 million and €41.5 million, respectively. Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 included amortization of capitalized debt issuance costs of €11.8 million, €18.9 million, €7.6 million, respectively.

The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately €542.0 million and €638.7 million of the Group's outstanding indebtedness was designated as hedged by interest rate swap agreements as of December 31, 2003 and December 31, 2002, respectively. Due to the original refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75% of the Group's total debt is hedged. Pursuant to a February 2003 amendment to our senior facilities agreement, this hedging requirement was reduced to a level of 50%. As of December 31, 2003, the senior facilities agreement does not require a hedge of the interest payments given the Groups' relevant financial ratio is below the level agreed to in the financing agreements. Had the Company not entered into interest rate swap agreements, the interest expense would have been reduced by €15.6 million, €13.3 million and €3.3 million in the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

Pledges

In connection with the refinancing program, the Company has pledged substantially all of the assets of the Group as collateral to the lenders of the senior facilities.

In addition, the lenders of the senior facilities have obtained irrevocable and unconditional guarantees from certain subsidiaries of the Company. These guarantees will remain outstanding until the repayment of the Senior Facilities.

Additionally, in connection with the refinancing program, Messer Holding has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Holding has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company's shares of Messer Griesheim, the Company will release its claims against Messer Griesheim for payment of the inter-company loan. If the Company is ever required to release its claims for repayment of the inter-company loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the inter-company loan is effectively subordinated to all existing and future debt of Messer Griesheim's subsidiaries.

5. Results from discontinuing operations (see also Note 38 "Subsequent events")

On January 19, 2004, Messer Griesheim Holding and Messer Griesheim Group GmbH & Co. KGaA entered into an agreement to sell Messer Griesheim, which holds the shares of the subsidiaries in the U.K. and the United States of America, to L'Air Liquide S.A ("Air Liquide"). As a result of this transaction, Messer Holding will divest itself of its operations in Germany, the United Kingdom and the United States. The transaction would be in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

Prior to the completion of the sale, the Divestiture Assets have to be separated from those assets which shall remain directly or indirectly with Messer Holding. This restructuring (hereafter collectively referred to as the "Pre-Completion Restructuring") has already commenced prior to December 31, 2003 and shall be completed between the signing and the completion of the sale of the Divestiture Assets.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group GmbH & Co. KGaA ("Messer Griesheim Group"). The shareholders of Messer Griesheim Group (the Messer family through their holding company Messer Industrie GmbH ("MIG"), Allianz Capital Partners ("ACP") and private equity funds managed by Goldman Sachs (the "Goldman Sachs Funds") have reached an agreement in principle whereby MIG would acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group.

The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities in the United States and in Europe, MIG's acquisition of the entire remaining interest in Messer Griesheim Group, the consent of the lender in the senior facilities agreement, and the completion of a tender offer and consent solicitation in respect of Messer Holding's €550 million 10.375% senior notes due 2011 to permit the transactions (see Note 38 "Subsequent events").

In connection with the transactions and an amended capital gains tax exemption (see Note 15 "Income taxes) the Group had decided to step-up the tax book values of all material subsidiaries in 2003. This tax restructuring had no impact on the consolidated financial statements as of December 31, 2003.

In accordance with IAS 35, the Company has the option of either presenting the impact of the discontinuing operations on the face of its historical consolidated financial statements or within the notes to the historical consolidated financial statements. The Company has elected to present the results of the discontinuing operations within the notes as reflected in the schedules below. In addition, the Company has presented capsule information below the consolidated statements of operations, the consolidated balance sheets and the consolidated of cash flows statements. The information within the notes and capsule information have been presented for the successor company only.

The table below presents the consolidated condensed statement of operations and balance sheet from continuing operations and discontinuing operations under IFRS. As the Company prepares a reconciliation from IFRS to U.S. GAAP, additional information as well as a reconciliation from net income for discontinuing operations under IFRS to net income from discontinuing operations under U.S. GAAP is presented in Note 40 "Reconciliation to U.S. GAAP".

The following financial information reflects the allocation between continuing and discontinuing operations. For this purpose, certain assets, mainly goodwill trademark, and the related revenues and expenses were allocated between continuing and discontinuing operations based on the legal structure of the transaction. Additionally, since the major portion of the Senior facilities indebtness and the High Yield Bond would be repaid using the proceeds from the Divestiture Assets, those indebtedness were allocated to the discontinuing operations. Also, the expenses related to the corporate segment were allocated between continuing and discontinuing operations.

The summarized condensed statements of operations for discontinuing and continuing operations for the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001 are as follows:

Twelve months ended December 31, 2003
	Discontinuing operations	Continuing operations	Total
Net sales	1,027,079	471,638	1,498,717
Cost of sales	(511,515)	(211,647)	(723,162)
Gross profit	515,564	259,991	775,555
Total operating expenses, net	(432,555)	(221,422)	(653,977)
Operating profit	83,009	38,569	121,578
Total non operating expenses, net	(111,716)	13,614	(98,102)
Income (loss) before income taxes and minority interests	(28,707)	52,183	23,476
Minority interests, net of income taxes	(3,369)	(5,331)	(8,700)
Income tax benefit (expense)	17,615	(18,088)	(473)
Net (loss) income	(14,461)	28,764	14,303
Twelve months ended December 31, 2002:
	Discontinuing operations	Continuing operations	Total
Net sales	1,072,011	453,985	1,525,996
Cost of sales	(540,416)	(208,367)	(748,783)
Gross profit	531,595	245,618	777,213
Total operating expenses, net	(435,660)	(210,371)	(646,031)
Operating profit	95,935	35,247	131,182
Total non operating expenses, net	(171,674)	(3,500)	(175,174)
(Loss) income before income taxes and minority interests	(75,739)	31,747	(43,992)
Minority interests, net of income taxes	(4,007)	(7,113)	(11,120)
Income tax expense	(25,432)	(9,327)	(34,759)
Net (loss) income	(105,178)	15,307	(89,871)
Eight months ended December 31, 2001
	Discontinuing operations	Continuing operations	Total
Net sales	750,208	296,380	1,046,588
Cost of sales	(387,794)	(140,622)	(528,416)
Gross profit	362,414	155,758	518,172
Total operating expenses, net	(343,315)	(137,374)	(480,689)
Operating profit	19,099	18,384	37,483
Total non operating expenses, net	(96,027)	(32,238)	(128,265)
Loss before income taxes and minority interests	(76,928)	(13,854)	(90,782)
Minority interests, net of income taxes	(2,566)	(2,346)	(4,912)
Income tax benefit (expense)	30,616	(4,453)	26,163
Net (loss) income	(48,878)	(20,653)	(69,531)

The following table presents the allocation of the major balance sheet items to continuing and discontinuing operations as of December 31, 2003

December 31, 2003	Discontinuing operations	Continuing operations	Total
Intangible assets	444,702	243,203	687,905
Property plant and equipment	904,024	441,384	1,345,408
Other non current assets	13,246	41,955	55,201
Total non current assets	1,361,972	726,542	2,088,514
Trade accounts receivable, net	141,815	100,697	242,512
Other current assets	91,793	176,280	268,073
Total current assets	233,608	276,977	510,585
Total assets	1,595,580	1,003,519	2,599,099
Total stockholders' equity	57,225	625,443	682,668
Provisions for pensions and similar obligations	164,820	5,994	170,814
Corporate debt, including current portion	1,070,748	161,856	1,232,604
Other non current liabilities	116,548	88,271	204,819
Total non current liabilities	1,352,116	256,121	1,608,237
Trade account payable	62,462	60,029	122,491
Other current liabilities	123,777	61,926	185,703
Total current liabilities	186,239	121,955	308,194
Total liabilities	1,538,355	378,076	1,916,431
Total stockholders' equity and liabilities	1,595,580	1,003,519	2,599,099

Under IFRS, the change in circumstances resulting in the presentation within the notes of continuing and discontinuing operations constitutes a triggering event to test all long lived assets and goodwill for impairment. As of December 31, 2003 the impairment tests did not result in any impairment.

Within the segment information, the disposal group is presented in the segments Germany, North America and partly Western Europe.

6. Divestment of Cuban subsidiaries

On April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder by an unsecured note in the principal amount of US$5.8 (€4.6) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre tax loss of €5.6 million, which has been reflected in the statement of operations for the four months ended April 30, 2001. During 2003 an amount of US$1.3 (€1.0) million of the original note was repaid.

7. Segment information

Messer Group reports its segment information in accordance with IAS 14 "Segment reporting" and complies with the provisions of the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) 131 "Disclosures about Segments of an Enterprise and Related Information".

Messer Group operates its business as a single business - the production, supply and distribution of industrial gases. The Group's segment reporting follows the management structure and internal management reporting system of the Messer Group. Based upon the characteristics of the industrial gas market, Messer's business operations are separated into geographic regions. The geographic regions and principal countries included in each segment are as follows:

Geographic Regions	Countries
Germany	Germany
Western Europe	France, Switzerland, Netherlands, Spain, Belgium, Italy and Great Britain
Eastern Europe	Austria, Slovakia, Czech Republic, Hungary, Slovenia, Croatia, Poland, Finland, Bulgaria, Serbia, Bosnia-Herzegovina, Greece and Romania
North America	United States of America and Canada
Other	China and Latin America

The following paragraphs do not take into consideration the implication of the future refinancing in relation with the contemplated divestiture of the discontinuing operations (see Note 5 "Results from discontinuing operations").

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

The following tables present selected segment data for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and four months ended April 30, 2001:

Statement of operations segment disclosures

Successor

Twelve months ended December 31, 2003 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total
Total sales	722,393	268,986	265,262	306,251	45,169	2,877	1,610,938
Inter-segment sales	73,748	11,846	22,506	1,874	1,190	1,057	112,221
Net sales	648,645	257,140	242,756	304,377	43,979	1,820	1,498,717
Operating profit (loss)	117,990	4,500	32,668	20,155	4,880	(58,615)	121,578
Depreciation and amortization of intangibles and property, plant and equipment	86,412	42,466	34,297	62,904	7,591	6,889	240,559
Thereof impairment losses	2,611	106	—	2,948	1,158	—	6,823
Interest income	457	300	2,270	438	47	2,398	5,910
Interest expense	6,391	1,126	1,240	18,360	1,014	98,340	126,471
Equity method investments income (expense), net	2,256	—	583	—	(1,310)	—	1,529
Income tax benefit (expense)	(53,549)	(2,400)	(7,769)	(13,041)	1,000	75,286	(473)

Twelve months ended December 31, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total
Total sales	718,952	283,051	239,820	338,593	56,792	12,068	1,649,276
Inter-segment sales	69,384	21,565	20,991	1,615	490	9,235	123,280
Net sales	649,568	261,486	218,829	336,978	56,302	2,833	1,525,996
Operating profit (loss)	110,744	8,237	33,539	22,905	7,633	(51,876)	131,182
Depreciation and amortization of intangibles and property, plant and equipment	85,402	46,824	35,565	70,170	8,738	6,787	253,486
Thereof impairment losses	—	1,251	—	—	292	—	1,543
Interest income	403	509	3,737	800	291	5,023	10,763
Interest expense	2,383	1,368	836	22,776	1,869	121,553	150,785
Equity method investments income (expense), net	2,109	—	(68)	(20,564)	5,902	—	(12,621)
Income tax benefit (expense)	(50,173)	(205)	(6,402)	(4,321)	(580)	26,922	(34,759)
Eight months ended December 31, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total
Total sales	472,694	189,817	153,483	259,511	39,433	5,252	1,120,190
Inter-segment sales	45,841	13,313	10,096	717	284	3,351	73,602
Net sales	426,853	176,504	143,387	258,794	39,149	1,901	1,046,588
Operating profit (loss)	38,234	7,652	15,336	(894)	5,676	(28,521)	37,483
Depreciation and amortization of intangibles and property, plant and equipment	66,413	28,422	21,427	59,413	6,759	299	182,733
Interest income	89	196	2,622	1,823	431	12,257	17,418
Interest expense	17,997	1,878	1,813	22,364	2,010	74,735	120,797
Equity method investments income (expense), net	2,231	—	—	(1,244)	(16,200)	—	(15,213)
Income tax benefit (expense)	(22,482)	(2,981)	(4,042)	9,538	(438)	46,568	26,163

Predecessor

Four months ended April 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Total sales	241,280	91,423	74,802	131,785	26,395	35,707	2,003	603,395
Inter-segment sales	16,173	5,813	4,357	125	1,279	275	910	28,932
Net sales	225,107	85,610	70,445	131,660	25,116	35,432	1,093	574,463
Operating (loss) profit	50,314	5,871	9,197	7,446	(4,258)	(814)	(21,302)	46,454
Depreciation and amortization of intangibles and property, plant and equipment	16,072	11,119	9,858	22,729	10,122	4,214	2,809	76,923
Thereof impairment losses	2,356	—	—	—	—	—	—	2,356
Interest income	—	75	959	384	245	368	3,055	5,086
Interest expense	2,558	1,781	1,691	6,891	2,041	3,476	23,012	41,450
Equity method investments income (expense), net	—	—	—	—	(1,966)	(3,140)	—	(5,106)
Income tax benefit (expense)	(29,398)	(1,229)	(1,807)	3,756	544	(3,144)	26,465	(4,813)

Balance sheet segment disclosures

Successor

December 31, 2003

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total
Operating assets	887,006	394,898	392,670	499,097	77,356	128,145	2,379,172
Operating liabilities	152,819	65,212	43,494	39,348	13,838	156,785	471,496
Capital expenditures	25,759	26,289	32,659	33,533	9,285	360	127,885
Equity method investments	256	—	3,274	—	12,985	—	16,515

December 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total
Operating assets	940,599	426,836	407,728	617,571	103,405	209,182	2,705,321
Operating liabilities	157,574	62,272	39,976	45,755	11,115	196,153	512,845
Capital expenditures	35,864	23,794	29,028	37,531	8,827	857	135,901
Equity method investments	256	—	2,732	—	10,212	—	13,200

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

The United States of America is the only country, other than Germany, with sales greater than 10% of the Group's consolidated net sales. Selected information relating solely to the United States of America is presented in the table below:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Net sales	304,377	327,858	243,922	121,335
Operating profit (loss)	20,154	25,010	(1,136)	7,118
Capital expenditures	33,533	37,354	14,307	7,043
Operating assets	499,088	617,562	771,102	701,720

The reconciliation of segment operating assets and liabilities to the consolidated total assets and liabilities at the end of each year is as follows:

	December 31, 2003	December 31, 2002
Assets
Segment operating assets for total reportable business segments	2,251,027	2,496,139
Items excluded from segment assets	219,927	233,487
Other corporate assets	128,145	209,182
Total	2,599,099	2,938,808

Liabilities
Segment operating liabilities for total reportable business segments	314,711	316,692
Items excluded from segment liabilities	1,384,827	1,606,464
Other corporate liabilities	156,785	196,153
Total	1,856,323	2,119,309

The reconciliation of segment operating profit to the consolidated net income (loss) for each year is as follows:

Successor				Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Segment operating profit for total reportable business segments	180,193	183,058	66,004	67,756
Items excluded from segment operating profit	(107,275)	(221,053)	(107,014)	(59,952)
Other corporate expense	(58,615)	(51,876)	(28,521)	(21,302)
Total	14,303	(89,871)	(69,531)	(13,498)

8. Other operating income

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Gains on disposal of intangible assets and property, plant and equipment	6,067	2,829	—	1,196
Release of provisions	10,590	7,977	—	105
Rental income	5,638	2,374	2,271	413
Foreign currency exchange gains	4,066	2,202	752	783
Recovery of accounts receivable written-off	1,770	—	—	617
Insurance claims	1,241	456	155	101
Revaluation due to inflation accounting	—	513	952	67
Miscellaneous	10,455	9,314	6,528	6,960
Total	39,827	25,665	10,658	10,242

9. Other operating expense

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Amortization of goodwill	26,926	28,697	19,484	5,978
Foreign currency exchange losses	2,586	4,052	701	66
Losses on disposal of intangible assets and property, plant and equipment	558	2,488	—	—
Change in goodwill (see Note 15 "Income taxes")	26,911	1,733	—	—
Write off accounts receivable	3,808	—	—	—
Devaluations due to inflation accounting	1,884	—	—	514
Miscellaneous	9,407	3,426	3,341	4,575
Total	72,080	40,396	23,526	11,133

10. Other investment income (expense), net

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Income from other investments	248	1,552	427	644
Gain on disposal of other investments	4,510	3,033	—	—
Release of provisions	2,341	2,270	—	—
Other income from investments and long-term loans	1,897	233	47	—
Investment income	8,996	7,088	474	644
Write-off of other investments	(1,331)	(1,647)	(2,688)	—
Losses on disposal of other investments	(457)	(150)	—	(5,104)
Other expenses from investments and long-term loans	(3,720)	(9,984)	(2,242)	(84)
Investment expense	(5,508)	(11,781)	(4,930)	(5,188)
Investment income (expense), net	3,488	(4,693)	(4,456)	(4,544)

Other expenses from investments and long-term loans in 2003 resulted mainly from provisions for litigation amounting to €2,000 and additional fees for the sale of subsidiaries in the divestiture program (see Note 35 "Litigation").

Other expense from investments and long-term loans in 2002 resulted mainly from provisions for the at equity method investments €3,786 and Vietnam €1,000 and additional provisions for our divestiture program €3,142.

11. Impairment of intangible assets and property, plant and equipment

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Goodwill and other intangible assets (see Note 16 "Intangible assets and goodwill")	2,948	—	—	2,356
Property, plant and equipment	3,875	1,543	—	—
Impairment of intangible assets and property, plant and equipment	6,823	1,543	—	2,356

During the twelve months ended December 31, 2003 Messer Griesheim Industries Inc. ("MGI"), a wholly owned subsidiary of the Group, has consolidated its former equity investment and has recorded an impairment of €2,948. Additionally, the Group has recorded an impairment loss mainly for production equipment in China (€1,059) and for the closure of a filling site and cylinder write offs in Germany (€2,611).

During the twelve months ended December 31, 2002, impairment charges amounting to €1,251 and €292 related to plants in Spain and in China respectively, were recorded.

12. Restructuring and reorganization charges

During 2000, and as a direct result of the anticipated changes in the Group's ownership, the Group has realigned itself and was planning to exit from the Asian, African and Latin American markets. The Group has recognized restructuring and reorganization costs in connection with this realignment, as summarized below:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Severance costs	4,808	4,630	16,231	2,540
Other	4,231	8,152	9,035	—
Total	9,039	12,782	25,266	2,540

Restructuring and reorganization charges during the twelve months ended December 31, 2003 of €9,039 related to severance cost of €4,808 and other restructuring and reorganization charges of €4,231. Severance costs mainly relate to one-time termination benefits provided to employees that were involuntarily terminated as a result of the U.K. distribution outsourcing. Other restructuring and reorganization costs mainly incurred in connection with the divestiture program.

Total restructuring and reorganization charges of €12,782 during the twelve months ended December 31, 2002. Charges relate to severance costs of €4,630 and other restructuring and reorganization charges of €8,152. Severance costs consist mainly of compensation for employees in the U.K. and Germany. Other restructuring and reorganization charges relate to cost incurred in connection with the divestiture program.

Restructuring and reorganization charges of €25,266 in the eight months ended December 31, 2001 related to severance costs of €16,231 and other restructuring and reorganization charges of €9,035. Severance costs consist of compensation for employees in Serbia, Belgium, Austria, Germany, France, United Kingdom, Croatia, Canada and subsidiaries in Central America. Other restructuring and reorganization charges relate to various projects of reorganization within treasury and logistics as well as to relocation costs and rentals for non-used locations related to the divestiture program.

In May 2001, the Company finalized the terms of the restructuring plan and recognized additional restructuring provisions aggregating €13,562 as part of the purchase price allocation, which meets the criteria of IAS 22 "Business Combinations".

As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of Messer Griesheim, based in Europe, for involuntary termination of their employment. The Group had announced the main features of the plan prior to May 1, 2001 to its employees.

Prior to the acquisition transaction in 2001, the Group recorded restructuring charges totaling €2,540 related primarily to severance payments made to the Group's corporate functions, in addition to the U.S., U.K. and Serbian operations.

13. Interest expense, net

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Interest income	5,910	10,763	17,418	5,086
Interest expense	(114,645)	(131,878)	(113,236)	(42,044)
Capitalized finance costs related to the construction of fixed assets	—	—	—	594
Amortization of deferred financing fees	(11,826)	(18,907)	(7,561)	—
Interest expense, net	(120,561)	(140,022)	(103,379)	(36,364)

Financing fees relate to the refinancing of the Group as described in Note 4 "Financing transactions". The recorded amounts consist of the amortization of capitalized consulting fees and capitalized placement fees for the senior notes and senior facilities agreement. During 2002 unamortized financing costs of €8,392 were expensed in connection with the repurchase of senior notes, voluntary and mandatory early repayments of senior facilities. Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, include effects from interest rate swap agreements of €15,574, €13,339 and €3,266, respectively.

14. Divestiture program

Investments in subsidiaries available for sale

In January 2003, the Group completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. As a result, with the exception of the subsidiary in Peru which is now consolidated, all companies previously reflected in the balance sheet under the caption "Investments in subsidiaries available for sale" were sold by the end of March 2003. As of January 1, 2003 the Company consolidated its operations in Peru. Therefore, no investments in subsidiaries available for sale are recorded as of December 31, 2003.

As of December 31, 2002, the Group had determined the fair value of the investments in subsidiaries available for sale to be approximately €18,078. This amount is comprised of the following:

December 31, 2002
Net assets of investments in subsidiaries available for sale	14,559
Advances to subsidiaries (net of impairment)	3,519
Total	18,078

Set forth below is summarized financial information relating to the net assets of the subsidiaries which were classified as "Investments in subsidiaries available for sale" as of December 31, 2002:

December 31, 2002
Current assets	14,226
Non-current assets	20,685
Total assets	34,911
Current liabilities	6,562
Non-current liabilities	13,790
Total liabilities	20,352
Total net assets	14,559

In connection with the funding of the working capital of non-consolidated subsidiaries available for sale, Messer Griesheim had entered into credit agreements with several of its subsidiaries, with a total of €3,519 outstanding as of December 31, 2002. The interest rate on these credit agreements was 7.67% p.a. In addition to these credit agreements Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary debt as part of the divestiture program.

During the year ended December 31, 2003, the year ended December 31, 2002 and the eight months ended December 31, 2001 pursuant to its divestiture program, the group completed the following disposals of its business activities:

Year ended December 31, 2003:

Divestiture of the Company's activities in Indonesia

In January 2003 the Group completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. The impact of this transaction of the consolidated financial statements was not significant.

Divestiture of the Company's activities in Malaysia

In May 2003 the Group completed the sale of its activities in Malaysia to LLB Courts Sdn.Bhd. (Lion Group). The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company's activities in Latin America

In December 2003 the Group sold its shares in Messer Centroamerica S.A. and Carbox S.A., both Guatemala, Messer Nicaragua S.A., Nicaragua, Messer de Honduras S.A.de C.V, Honduras and Messer de El Salvador S.A.de C.V, El Salvador to Ergofan S.A.de C.V. The impact to this transaction on the consolidated financial statements was not significant.

Year ended December 31, 2002:

Divestiture of Messer Gases S.A. in Venezuela

In February 2002 the Group sold all of the outstanding shares of Messer Gases S.A. in Venezuela to Lecont AG. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of Nitrogen services business in the U.K.

In March 2002 the Group sold all assets as well as the existing customer contracts and contacts of the Nitrogen service business in the U.K. to Weatherford U.K. Ltd. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company's activities in Egypt

In April 2002 the Group sold all shares of Messer Egypt S.A.E, Messer Gases Suez S.A.E and Messer Gases Dekheila S.A.E in Egypt to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company's activities in Trinidad & Tobago

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

Eight months ended December 31, 2001:

Divestiture of Messer Medical GmbH

In July 2001 the Group sold all of the outstanding shares of Messer Medical GmbH (Germany), the leading company for the home care business in Germany, to Air Products GmbH (Germany). The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of healthcare business in Canada

In August 2001 the Group sold all assets of the healthcare business within Messer Griesheim Industries Canada Inc. (Canada) to Praxair Canada, Inc. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of INO business in Austria

In December 2001 the Group sold all assets of the INO business within Messer Austria GmbH (Austria) to Linde. The INO business activities were engaged in the production and distribution of pharmaceutical NO mixtures. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of CO2-activities in North America

In December 2001 the Group sold all assets of its CO2-activities in North America. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestitures of Messer Griesheim do Brazil

In October 2001 the Group sold all of the outstanding shares of Messer Griesheim do Brazil Ltda. (Brazil) to Air Liquide. Messer Griesheim do Brazil is engaged in the production and sale of industrial gases in Brazil and owns air separation units and filling stations for hydrogen and carbon dioxide. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Argentina

In October 2001 the Group sold all shares of Messer Argentina Ltd. to Air Liquide. Messer Argentina is an industrial gas production company with air separation units, filling stations and a nitrogen pipeline including the distribution services. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Mexico

In December 2001 the Group sold all shares of Messer Griesheim de Mexico S.A.de C.V. to Air Products. Messer Mexico was engaged in the production and sale of industrial gases and operated air separation units and filling stations especially in the production of oxygen. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of the non-cryogenic business

In October 2001 the Group sold all shares of Mahler Italfilo Holding GmbH, Generon Inc. and Messer Shareholdings in SMC to Management. Mahler Italfilo Holding was the shareholder of Mahler Italfilo Engineering S.r.l. and Mahler AGS GmbH, which owned the non-cryogenic plant production operations with locations in Germany, United States, Italy and China. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Fedgas (South Africa)

In October 2001 the Group sold all shares of Fedgas, the leading subsidiary of the Company`s activities in Southern Africa, to Air Liquide. Fedgas and its subsidiaries were engaged in the production and distribution of industrial and specialty gases, the sale of compressed industrial gases and welding equipment, services for safety, inspection and downtime services during shutdowns to their clients and the distribution of liquid petroleum gases and diesel fuel. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Korea

In December 2001 the Group sold all shares of Messer Korea to a local Joint Venture partner. Messer Korea operated three filling stations and was engaged in the production and distribution of Carbon dioxide and other special gases. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Change in fair value of investments in subsidiaries available for sale

During the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, and the eight months ended December 31, 2001 changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of €0, €1,577 and €5,472 respectively, which has been reflected as "changes in fair value of investments in subsidiaries available for sale" in the consolidated statement of operations.

Other subsidiaries included in the divestiture program
In connection with the purchase of the ACIC companies (see Note 33 "Commitments and Contingencies") the Group has no longer the intention to divest from the operations in China. Additionally the remaining subsidiaries originally included in the divestiture program in Central America, which were expected to be sold subsequent to April 30, 2002, were sold in December 2003. As a result the Group has finalized its original divestiture program in 2003.

15. Income taxes

The components of the provision for income taxes from continuing operations are as follows:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Current income tax (expense) benefit:
Germany	(13,574)	(21,369)	(1,389)	716
Abroad	(20,016)	(13,076)	(12,886)	2,701
Current income tax (expense) benefit	(33,590)	(34,445)	(14,275)	3,417
Deferred income tax benefit (expense):
Germany	35,742	(1,929)	25,475	(6,851)
Abroad	(2,625)	1,615	14,963	(1,379)
Deferred income tax benefit (expense)	33,117	(314)	40,438	(8,230)
Total income tax (expense) benefit	(473)	(34,759)	26,163	(4,813)

For 2002 and 2001, the combined federal corporation income tax rate was 26.38%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 40% for 2002 and 2001.

In September 2002, the German government enacted new tax legislation effective for the Group on January 2003 which increased the federal corporation income tax rate by 1.58% only for 2003. Therefore the combined federal corporation income tax rate for 2003 is 27.96%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 41% for 2003.

In September 2003 the Group released a portion of its tax liability due to a German supreme court decision and a change in the Group's tax strategy. Under IAS 22 the reduction of a tax liability recorded at the date of acquisition is recorded as a tax benefit. In addition, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. The release of the tax liability resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during the May 1, 2001 acquisition) and a corresponding expense due to a goodwill disposal of €26.9 million.

In December 2003 the German government has amended the capital gains tax exemption regarding investments in capital stock such that 5% of a potential capital gain will become subject to corporate income and trade tax at ordinary tax rates ("5%-rule"). The 5% rule has entered into force as of January 1, 2004, thus generally affecting any capital gains realized through transactions after such date, whereas capital gains realized prior to January 1, 2004 will remain entirely tax exempt. To avoid any negative tax consequences and in connection with the divestiture of certain subsidiaries, the Group had decided to step-up the tax book values of all material subsidiaries ("the Restructuring 2003"). The Restructuring 2003 has no impact on the consolidated financial statements as of December 31, 2003.

In December 2002 the Group used approximately €324 million of its tax loss carry forwards in Germany through an intercompany transaction, as part of its tax planning strategy. These transactions resulted in a decrease of deferred tax assets of approximately €130 million offset by a decrease of deferred tax liabilities for intangible and tangible assets.

For the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 income tax expense differed from the amounts computed by applying the German federal corporation income tax rate of 27.96% for the twelve months ended December 31, 2003 and 26.38% for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, and the four months ended April 30, 2001, to (loss) income from continuing operations as a result of the following:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Statutory tax rate	27.96%	26.38%	26.38%	26.38%
Income (loss) from operations	23,476	(43,992)	(90,782)	(6,550)
Expected Corporation tax expense (benefit) including solidarity tax	6,564	(11,605)	(23,944)	(1,728)
Tax losses of entities not recognized	13	492	4,273	1,347
Non tax deductible expense	2,938	23,733	—	—
Non taxable income	—	—	(16,147)	(741)
Change in fair value of investments in subsidiaries available for sale	—	(151)	1,443	—
Non-deductible goodwill	16,295	8,840	4,611	839
Income tax benefit for previous years	(36,867)	(2,475)	—	—
Withholding tax	446	8,025	—	—
Tax rate differences at foreign subsidiaries	(1,041)	(5,712)	(255)	(128)
Utilization of tax loss carry forwards not previously recognized	(475)	(309)	—	—
Trade tax on income in Germany	12,047	7,436	(17,224)	(5,317)
Non-deductible interest	—	6,527	19,473	9,736
Other (net)	553	(42)	1,607	805
Income tax expense (benefit) from operations	473	34,759	(26,163)	4,813

The utilization of tax loss carry forwards lowered the tax charge by €475, €309, €0 and €0 for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively. Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Total tax loss carry forwards amount to €340,108, €342,480, €582,123 and €508,631 at December 31, 2003, December 31, 2002, December 31, 2001 and April 30, 2001, respectively, the majority of which have no expiration dates. New German tax legislation limits the use of the NOL carry forward to only 60% of the taxable income in any given year. Tax loss carry forwards resulted in deferred tax benefit amounting to €23,085, €3,435, €26,550 and €2,620 for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

Deferred taxes as of December 31, 2003, December 31, 2002 are attributable to the following balance sheet items:

	December 31, 2003	December 31, 2002
Deferred tax assets
Tax loss carry forwards	38,452	27,869
Property, plant and equipment	7,999	4,204
Inventories	791	2,465
Provisions for pensions	18,489	18,015
Other provisions	7,400	15,603
Other items	18,168	12,048
Total	91,299	80,204
Deferred tax liabilities
Intangible assets	34,460	35,325
Property, plant and equipment	101,581	104,250
Investments	10,943	10,889
Unamortized debt issuance costs	20,110	24,708
Other provisions	3,745	2,465
Other items	14,178	3,356
Total	185,017	180,993
Deferred tax liabilities, net	93,718	100,789

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets	2,973	3,734
Deferred tax liabilities	96,691	104,523
Deferred tax liabilities, net	93,718	100,789

16. Intangible assets and goodwill

	Goodwill	Other Intangible Assets	Total
Acquisition cost
Balance as of December 31, 2002	559,754	338,097	897,851
Additions	2,948	3,186	6,134
Disposals	(32,324)	(557)	(32,881)
Changes in the composition of the group	2,379	1,579	3,958
Exchange rate changes	(28,527)	(4,083)	(32,610)
Balance as of December 31, 2003	504,230	338,222	842,452
Amortization
Balance as of December 31, 2002	45,611	61,362	106,973
Additions	29,874	24,356	54,230
Disposals	(3,699)	(485)	(4,184)
Changes in the composition of the group	—	918	918
Exchange rate changes	(2,930)	(460)	(3,390)
Balance as of December 31, 2003	68,856	85,691	154,547
Net Book value as of December 31, 2002	514,143	276,735	790,878
Net Book value as of December 31, 2003	435,374	252,531	687,905

Other intangible assets consist of trademarks and similar rights, customer base and other intangible assets for which the net book values as of December 31, 2003 are €132,301, €92,088 and €28,142 and as of December 31, 2002 are €140,348, €101,345 and €35,042, respectively.

17. Property, plant and equipment

	Land and buildings	Plant and machinery	Other plants, factory and office equipment	Advance payments and construction in progress	Total
Acquisition or production costs
Balance as of December 31, 2002	367,859	2,421,169	435,654	56,674	3,281,356
Additions	3,649	58,842	19,629	39,631	121,751
Disposals	(8,235)	(33,051)	(14,218)	(281)	(55,785)
Changes in the composition of the group	13,021	46,664	(2,728)	(716)	56,241
Transfers	2,988	39,821	7,101	(49,910)	—
Exchange rate changes	(12,928)	(182,998)	(15,047)	(4,330)	(215,303)
Balance as of December 31, 2003	366,354	2,350,447	430,391	41,068	3,188,260
Accumulated depreciation
Balance as of December 31, 2002	164,829	1,360,251	237,535	2,431	1,765,046
Additions	13,279	143,970	29,080	—	186,329
Disposals	(2,372)	(31,487)	(12,234)	—	(46,093)
Changes in the composition of the group	6,521	42,471	(728)	203	48,467
Exchange rate changes	(5,251)	(94,899)	(10,311)	(436)	(110,897)
Balance as of December 31, 2003	177,006	1,420,306	243,342	2,198	1,842,852
Net Book value as of December 31, 2002	203,030	1,060,918	198,119	54,243	1,516,310
Net Book value as of December 31, 2003	189,348	930,141	187,049	38,870	1,345,408

The Company leases certain property, plant and equipment under various operating and finance lease arrangements. Assets capitalized and recorded under finance lease agreements included in property, plant and equipment consist of the following:

	December 31, 2003	December 31, 2002
Land and buildings	6,166	11,172
Machinery, equipment and other leased assets	160,336	164,597
	166,502	175,769
Accumulated depreciation	(56,284)	(49,219)
Total	110,218	126,550

Depreciation of property, plant and equipment under capital leases is included in depreciation expense.

18. Equity method investments

The following investments are accounted for under the equity method at December 31, 2003:

Name and headquarters of the company	Ownership percentage
Technische Gase Hoesch Messer Griesheim GmbH & Co. KG, Dortmund/Germany	50.0
Goyal MG Gases Pvt.Ltd., New Delhi/India	49.0
Messer Singapore Holding GmbH, Frankfurt am Main/Germany	39.0
Foshan Messer Gas Co. Ltd., Foshan, Guangdong/China	49.0
Sangang Messer Gas Products Co., Ltd., Shanghai/China	48.0

The table below contains summarized financial information for the equity method investments of the Group:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Net sales	44,533	45,178	56,043	32,653
Operating profit (loss)	6,371	(3,755)	(21,873)	(9,065)
Net income (loss)	5,827	(1,057)	(32,994)	(16,373)
Property, plant and equipment	20,299	22,121	118,188	253,327
Current liabilities	4,665	18,857	25,844	60,311
Non-current liabilities	2,976	32,853	333,438	242,430
Stockholders' equity (deficit)	36,482	(17,278)	(186,778)	(19,829)

Equity method investments and changes therein, are as follows:

Balance as of December 31, 2002	13,200
Additions	14,368
Disposals	(25,295)
Exchange rate changes	(3,736)
Transfers	16,449
Changes resulting from the at equity method	1,529
Balance as of December 31, 2003	16,515

The changes resulting from the at equity method include the proportionate share of the investee's income (losses) and other elements such as impairment charges.

	Successor		Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Proportionate share of investees' income (losses)	4,327	6,036	(15,213)	(5,106)
Impairment charges on equity method investments	(2,798)	(18,657)	—	—
Total	1,529	(12,621)	(15,213)	(5,106)

Impairment charges of €2,798 during the twelve months ended December 31, 2003 related to the companies in Central America, which were sold in December 2003.

Impairment charges of €18,657 during the twelve months ended December 31, 2002 related to Constar LLC, Norcross, Georgia/USA ("Constar"). Constar was an equity method investee of MG Industries ("MGI") a wholly owned company of the Group. MGI maintains investments in and holds notes due from Constar. MGI has also guaranteed a portion of Constar's third party financing arrangements. The provisions of the third party financing arrangements require Constar to adhere to certain financial and non-financial covenants. Constar was not in compliance with these covenants at December 31, 2002. At December 31, 2002, amounts available and outstanding under Constar's guaranteed financing arrangements were US$20 million and US$19.3 million, respectively. During the second quarter 2003 the Group obtained control over its subsidiary Constar LLC in Georgia/USA, formally accounted for under the equity method. As of April 1, 2003 the Group has included the assets, liabilities, income and expenses relating to its subsidiary Constar LLC in its consolidated financial statements.

On January 17, 2002, Constar's entire executive management team was replaced. During the period from January 1, 2002 through October 1, 2002, Constar's new management team expended significant effort in transitioning key customer relationships, identifying excessive costs, and developing a new strategic plan. In October 2002, management developed a revised 2002 budget and a multi year plan. Actual cash flows having been significantly below previously budgeted amounts, combined with the newly developed management plan resulted in management reviewing Constar's goodwill for impairment.

In connection with management's October 2002 analysis and in accordance with IAS 36, management also reviewed the recoverability of its cash generating units (CGU's) including goodwill. The application of IAS 36 resulted in an impairment charge of approximately €18.7 million, which was recorded as a component of Constar's €20.7 million loss for the twelve months ended December 31, 2002.

Constar's members' equity was completely exhausted effective June 1, 2002 as a result of continued losses. For the year ended December 31, 2002, in accordance with the provisions of IAS 28 "Accounting for Investments in Associates" and Standing Interpretations Committee 20, (SIC-20) "Equity Accounting Method – Recognition of losses" the Group through its wholly owned subsidiary MGI has recorded €20.5 million of Constar's total €20.7 million operating loss in its consolidated statement of operations as equity method investments expense, net.

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

Concurrent with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans have been allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders' agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of Messer Griesheim to its Singapore operations since September 1, 2000. Under the shareholders' agreement, the Group's funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) has been limited to €92 million. Messer Griesheim received from Hoechst a €26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese Singapore Pte. Ltd ("Celanese") and Texaco as described below.

Further, as of May 1, 2001, the Successor's obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst. Accordingly, Messer Griesheim's remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were €63.2 million as of April 30, 2001, €14.5 million as of December 31, 2001 and €10.2 million as of December 31, 2002 and 2003.

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

Summarized financial information for Syngas as of and for the ten months ended October 31, 2002, years ended December 31, 2001 and 2000 is set forth as follows:

	Ten months ended: October 31, 2002	Year ended: December 31, 2001	Year ended: December 31, 2000
Net Sales	39,773	39,125	3,785
Operating Profit (loss)	67	(34,202)	(132,298)
Net loss	(5,050)	(46,952)	(140,121)
Property, plant and equipment	91,552	94,387	96,079
Total Assets	100,390	102,771	103,557
Stockholders' Equity (deficit)	(181,094)	(198,930)	(143,511)

19. Other investments

Other investments are comprised of investments in various companies that are not consolidated or accounted for by the equity method.

Acquisition cost
Balance as of December 31, 2002	60,423
Additions	1,107
Disposals	(5,265)
Exchange rate changes	(626)
Balance as of December 31, 2003	55,639
Valuation allowances
Balance as of December 31, 2002	41,186
Additions	1,333
Disposals	(1,333)
Exchange rate changes	(617)
Balance as of December 31, 2003	40,569
Net Book value as of December 31, 2002	19,237
Net Book value as of December 31, 2003	15,070

20. Long-term loans

Changes in long-term loans are summarized below:

Balance as of December 31, 2002	17,624
Additions	1,548
Disposals	(8,718)
Exchange rate changes	(430)
Other changes	(535)
Balance as of December 31, 2003	9,489

Long-term loans relate primarily to loans receivable on advances made to non-consolidated equity and other investments.

21. Inventories

Inventories consist of the following:

	December 31, 2003	December 31, 2002
Raw materials and supplies	19,491	21,721
Work in progress	5,765	12,794
Finished goods and merchandise	39,956	38,070
Total	65,212	72,585

22. Trade accounts receivable

	December 31, 2003	December 31, 2002
Trade accounts receivable (current)	268,588	304,685
Allowance for doubtful accounts	(26,076)	(25,586)
Trade accounts receivable, net	242,512	279,099

23. Other receivables and other assets

	December 31, 2003	December 31, 2002
Receivables from related parties	5,949	7,251
Tax receivables	15,823	8,265
Prepaid assets	5,463	4,816
Advance payments	2,087	2,183
Other loans	345	1,272
Interest receivable	—	396
Prepaid employee expenses	2,541	2,279
Receivables from suppliers and agents	1,874	2,290
Receivables from insurance companies	926	846
Security deposits	4,566	4,594
Marketable securities	140	8,160
Sundry receivables from non-operating activities	1,668	1,467
Derivative financial instruments	37,526	—
Miscellaneous	8,398	7,060
Total	87,306	50,879

Derivative financial instruments include an amount of €37,019 relating to several put options totaling US$ 550 million expiring at March 31, 2004 (see Note 38 "Subsequent events").

24. Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalents include unrestricted cash balances at subsidiaries in foreign jurisdictions from which those amounts cannot easily be transferred. These cash balances amounted to approximately €69.1 million and €62.2 million, as of December 31, 2003 and December 31, 2002, respectively.

The Company provided cash collateral for bank guarantees relating to the operating business and for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non-current "other assets". As of December 31, 2003 and 2002, the cash collateral balances were approximately €0.6 million and €6.3 million, respectively.

25. Provisions for pensions and similar obligations

	December 31, 2003	December 31, 2002
Prepaid pension expenses included in other assets	—	132
Provisions for pension obligations	(166,468)	(164,826)
Provisions for similar obligations	(4,346)	(4,461)
Total	(170,814)	(169,155)

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

The pension provision is derived as follows:

	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002
Present value of unfunded projected benefit obligations	148,021	12,112	147,921	2,318
Present value of funded projected benefit obligations	—	84,265	—	93,216
Fair value of plan assets	—	(62,633)	—	(59,504)
Present value of net obligations	148,021	33,744	147,921	36,030
Unrecognized actuarial (losses) gains	3,564	(18,861)	1,533	(20,790)
Recognized liability for defined benefit obligations	151,585	14,883	149,454	15,240

The following table reconciles the funded status of the Group's employee benefit plans with amounts recognized in the Group's consolidated balance sheet as of December 31, 2003 and 2002:

	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	147,921	95,534	145,808	103,470
Foreign currency exchange rate changes	—	(12,467)	—	(11,044)
Service cost (net of plan participant contribution)	2,145	4,411	2,472	5,618
Interest cost	8,221	5,320	8,007	5,922
Plan participant contributions	—	299	—	116
Actuarial losses (gains)	(2,066)	7,701	(822)	(4,418)
Terminations	705	335	800	—
Benefits paid	(8,905)	(4,756)	(8,344)	(4,130)
Projected benefit obligations at end of year	148,021	96,377	147,921	95,534
Change in plan assets:
Fair value of plan assets at beginning of year	—	59,504	—	78,850
Foreign currency exchange rate changes	—	(7,629)	—	(7,590)
Actual return on plan assets	—	10,505	—	(10,984)
Employer contributions	—	4,377	—	2,849
Plan participant contributions	—	299	—	262
Benefits paid	—	(4,423)	—	(3,883)

Fair value of plan assets at end of year (period)	—	62,633	—	59,504

The components of net periodic costs for defined benefit plans consist of the following:

	Successor						Predecessor
	German Plans	Foreign plans	German plans	Foreign plans	German plans	Foreign plans	German plans	Foreign plans
	Twelve months Ended December 31, 2003		Twelve months Ended December 31, 2002		Eight months ended December 31, 2001		Four months ended April 30, 2001
Service cost	2,145	4,411	2,472	5,618	1,632	4,144	928	2,072
Interest cost	8,221	5,320	8,007	5,922	5,412	3,879	2,630	1,940
Terminations	705	335	800	—	—	—	—	—
Expected return on plan assets	—	(4,360)	—	(5,672)	—	(4,810)	—	(2,405)
Amortization of unrecognized net annual losses (gains)	25	1,578	—	344	—	—	—	(86)
Net periodic pension cost	11,096	7,284	11,279	6,212	7,044	3,213	3,558	1,521

The amount of unrecognized actuarial gains and losses exceeding 10% of the projected benefit obligation based on an individual entity approach is amortized over the remaining average service period of the respective employees.

The following table shows the principal actuarial assumptions for these plans (expressed as weighted averages):

	Successor						Predecessor
	German Plans	Foreign Plans	German plans	Foreign Plans	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002		December 31, 2001		April 30, 2001
	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)
Discount rate	5.25	5.47	5.75	6.40	5.75	6.43	6.25	6.43
Expected rate of wage and salary increases	2.75	3.0	3.0	3.65	3.0	4.3	2.75	4.3
Expected rate of pension increases	1.25	2.67	2.0	2.9	N/A	N/A	N/A	N/A
Expected return on assets	N/A	6.95	N/A	8.15	N/A	7.1	N/A	7.1

Expenses related to defined contribution plans totaled €3,220, €1,447, €1,033 and €516 in the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

26. Other provisions

	December 31, 2002	Consumption	Release	Changes in the composition of the group	Additions	Exchange rate changes	December 31, 2003
Non-current
Tax provision	52,856	(33,078)	(19,334)	(444)	8,827	—	8,827
Employee-related provisions	8,827	(2,150)	(65)	—	2,131	(30)	8,713
Purchase and sales contracts	3,221	—	(33)	—	380	(6)	3,562
Other	3,625	(1,020)	(14)	(306)	8,394	(72)	10,607
Total non-current	68,529	(36,248)	(19,446)	(750)	19,732	(108)	31,709
Current
Divestiture program	22,130	(12,416)	(892)	5,580	1,100	—	15,502
Provisions on equity method investments	14,179	—	(2,203)	(8,013)	100	(212)	3,851
Employee-related provisions	12,438	(5,232)	(428)	1,224	4,788	(1,100)	11,690
Restructuring	6,507	(1,142)	(960)	—	—	—	4,405
Litigation	11,642	(1,267)	—	101	2,000	(29)	12,447
Other	39,953	(10,051)	(10,050)	(2,188)	5,255	(216)	22,703
Total current	106,849	(30,108)	(14,533)	(3,296)	13,243	(1,557)	70,598

The releases of provisions amounting to €14,533 include an amount of €1,714 recorded as disposal of goodwill relating to restructuring and divestiture provisions established at May 1, 2001.

Employee-related provisions as of December 31, 2003, as shown under non-current provisions relate primarily to long-service bonuses. Employee-related provisions as of December 31, 2003 as shown under current provisions relate primarily to paid vacation, severance payments and to part-time employment of employees prior to their retirement.

27. Corporate debt

	December 31, 2003	December 31, 2002
Non-current
Senior notes	493,708	493,708
Due to banks	568,096	728,490
Finance leases	99,782	122,769
Due to related parties	1,924	35,854
Other loans	26,056	539
	1,189,566	1,381,360
Current
Due to banks	46,654	36,056
Finance leases	23,762	15,494
Due to related parties	20,602	1,041
Other loans	3,735	5,008
	94,753	57,599
TOTAL DEBT	1,284,319	1,438,959
Unamortized debt issuance costs	(51,715)	(63,541)
TOTAL DEBT, net	1,232,604	1,375,418
Debt with fixed interest rate	615,859	657,850
Debt with floating interest rate (hedged)	541,985	638,715
Debt with floating interest rate (not hedged)	126,475	142,394
TOTAL DEBT	1,284,319	1,438,959
Unamortized debt issuance costs	(51,715)	(63,541)
TOTAL DEBT, net	1,232,604	1,375,418

The weighted average nominal interest rates are:
Due to Senior notes holders	10.375%	10.375%
Due to banks, including Hedges	7.02%	7.07%
Finance leases	6.28%	6.04%
Other loans	3.57%	5.10%

The weighted average interest rate on existing corporate debt including interest rate swap agreements but not including amortization of debt issuance costs was 8.10% and 8.05% at December 31, 2003 and at December 31, 2002. A description of the Company's corporate debt instruments is included in Note 4 "Financing transactions".

The Group had unused long-term credit lines of €278.3 million and €294.0 million at December 31, 2003 and December 31, 2002.

Aggregate amounts of corporate debt maturing, excluding unamortized debt issuance costs, during the next five years and thereafter are as follows:

2004	94,753
2005	94,540
2006	70,304
2007	84,806
2008	174,777
Thereafter	765,139
1,284,319

Principal repayments on the Senior Term Facilities are due earlier upon the sale of certain subsidiaries identified as part of the divestiture program. In addition, Messer is required to use 50% of its excess cash flow in any given year or 50% if the leverage ratio is less than 4 to 1, as defined, to repay its outstanding loans.

Future minimum lease payments under noncancelable finance and operating leases are as follows:

	Finance Leases	Operating Leases
2004	30,683	12,975
2005	30,678	9,016
2006	31,200	3,324
2007	32,222	1,185
2008	17,202	1,113
Thereafter	1,202	8,961
Total minimum payments	143,187	36,574
Amount representing interest	(19,643)
Obligations under finance leases	123,544
Obligations due within one year	23,762

Rental expenses under operating leases amounted to €9,217, €8,561, €6,359 and €2,720, for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31 2001 and the four months ended April 30, 2001, respectively.

28. Miscellaneous liabilities

	December 31, 2003	December 31, 2002
Accrued interest	19,457	23,910
Advance payments received on orders	1,669	2,018
Liabilities due to customers	11,996	10,345
Payroll liabilities	28,915	29,983
Taxes payable	13,041	10,658
Social security payable	4,258	4,083
Deferred income	1,563	2,261
Bills of exchange payable	118	129
Fair value of derivatives	14,206	28,260
Other liabilities	17,675	28,498
Liabilities due to related parties	2,207	6,138
Total	115,105	146,283

The fair value of derivatives as of December 31, 2003 and December 31, 2002, respectively, includes interest rate swap agreements, which are designated as cash flow hedges.

29. Stockholders' equity

Issued Capital and additional Paid-in Capital

Successor

Stockholders' equity of the Successor prior to the acquisition transactions consisted of 50,000 shares held by Hoechst with a balance of €51 (par value and additional paid-in capital). As part of the Acquisition Transactions (see Note 3 "Acquisition transactions"), Hoechst and MIG contributed their shares in Messer Griesheim to the Company for 10,000 and 30,000 new shares, respectively, resulting in a total issued capital of 90,000 shares with a stated value of €1 per share.

The shares issued were recorded at the fair value of Messer Griesheim at April 30, 2001, the date of the acquisition transactions. As a result, the excess of fair value over the stated value of the shares has been recorded as additional paid-in capital.

Predecessor

Stockholders' equity of the Predecessor consisted of 276,098 shares held by Hoechst (184,065 shares) and MIG (92,033 shares) with subscribed and additional paid-in capital of €394,820 as of January 1, 2000. During fiscal 2000, the predecessor recorded an increase in additional paid-in capital arising from the disposal of the cutting and welding division.

Retained earnings (accumulated deficit)

Successor

According to the German Commercial Code, the Group may pay a dividend to its stockholders only from the unappropriated retained earnings of Messer Holding. In addition, the German Stock Code requires the funding of statutory reserves (based upon 5% of annual net income less loss carry forwards) up to an amount no less than 10% of the issued capital (€90).

Predecessor

Retained earnings at December 31, 1999 include a €5,710 charge relating to the initial application of IAS 19 (revised 1998). On January 1, 2001, the Predecessor recorded a €335 credit resulting from a transition adjustment pursuant to IAS 39.

30. Minority interests

The following represents minority stockholder interests in the equity of consolidated subsidiaries. Significant minority interests are held by third party stockholders in Germany, Serbia, Bulgaria and China.

Balance as of December 31, 2002	84,012
Dividend payments	(5,402)
Profit after taxes	8,700
Additions	3,767
Disposals	(25,976)
Exchange rate changes	(4,993)
Balance as of December 31, 2003	60,108

31. Personnel expenses

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Personnel expenses	313,413	321,055	224,633	117,932

Personnel expenses consist of wages, salaries and payments for social security and pensions.

32. Number of employees

The average number of employees totaled:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Germany	2,134	2,208	2,244	2,395
Western Europe	916	997	1,017	1,077
Eastern Europe	2,130	2,283	2,369	2,484
North America	1,093	996	1,163	1,408
Others(1)	871	741	1,555	2,434
Total number of employees	7,144	7,225	8,348	9,798

(1) Others include the employees of the companies of the regions Asia, Africa and Latin America.

33. Commitments and contingencies (see also Note 38 "Subsequent events")

Financial guarantees

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
In million of €	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec 31, 2002
Guarantees for third party liabilities	33.4	66.4	3.9	3.8
Guarantees related to sale of investments	169.6	125.0	16.6	17.2

Guarantees for third party liabilities principally represent guarantees of indebtedness of deconsolidated and at equity consolidated subsidiaries and third parties. The terms under these arrangements generally cover the range of the related indebtedness of the deconsolidated and at equity consolidated subsidiaries and third parties. Messer Griesheim also provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At December 31, 2003, these guarantees amounted to €74.0 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated and at equity consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

In connection with its divestiture program, Messer Griesheim has provided to the purchasers normal and common guarantees for representations and warranties. These guarantees had originally expiration dates up to sixty months.

When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

In addition to the above guarantees and warranties, in connection with its production program, the Group has committed to purchase various levels of goods and services over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2003 and 2002, commitments to purchase goods and services or to invest in plant and equipment are €66.2 million and €67.4 million. These amounts are not reflected in the above table.

Other financial obligations

Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at December 31, 2003 and December 31, 2002 (see Note 4 "Financing transactions").

Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €22.7 million and €11.8 million at December 31, 2003 and 2002, respectively. Commitments under long-term purchase agreements amounted to €43.5 million and €55.6 million at December 31, 2003 and 2002, respectively. Commitments for capital to be funded to equity and cost method investees totaled €0 million and €4.7 million at December 31, 2003 and 2002, respectively.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement requires that the purchase close no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of December 31, 2002, such debt amounted to approximately €12.1 million and as of December 31, 2001 such debt amounted to approximately €17.1 million, respectively. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. Effective July 25, 2003, the Group had purchased the ACIC joint ventures in connection with a settlement agreement with Hoechst.

The Group also enters into operating leases for equipment (see Note 27 "Corporate debt").

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

The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next year, thus reducing the impact of interest rate changes on future interest expense. Approximately 42% (€542.0 million) of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of December 31, 2003. The fair values of the interest rate swaps designated for cash flow hedges, including forward starting swap agreements, were €(13.5) million as of December 31, 2003 and €(28.3) million as of December 31, 2002.

Interest expense for the years ended December 31, 2003 and 2002 includes net losses resulting from hedging activities of €1.2 million and €2.0 million, respectively. The termination payments of €2.0 million of these swaps are shown as interest expense in the twelve months ended December 31, 2002. For the other existing swaps, there was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swaps (e.g. basis, re-pricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. The amount recorded in the comprehensive income related to the cash flow hedges was €(8.3) million (net of deferred tax effect of €(6.4) million), €7.8 million (net of deferred tax effect of €6.3 million) and €9.2 million (net of deferred tax effect of €5.0 million) for the twelve months ended December 31, 2003, 2002, the eight months ended December 31, 2001 and €0 for the four months ended April 30, 2001, respectively. As the hedge is deemed completely effective, the swap market value changes are recorded as adjustments to the swap asset or liability and equity.

A part of the foreign exchange forwards, foreign exchange options, interest rate caps and constant maturity swaps provide effective economic hedges under the Group's risk management policies, but do not qualify for hedge accounting under the specific rules in IAS 39. The fair values of these foreign exchange forwards, foreign exchange options, interest rate caps and constant maturity swaps were €(680), €37,019, €0 and €507 as of December 31, 2003, €8, €0, ,€3 and €0 as of December 31, 2002. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations. The Group recorded a gain/(loss) from changes in the fair value of €23,889 and €(93) in the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002, respectively.

35. Litigation (see also Note 38 "Subsequent events")

Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

Management is of the opinion that the risks connected with the pending or threatened litigations described below are adequately provided for or that based on the advice of its counsel, the allegations have no merit.

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

Various law suits are pending or threatened by Goyal MG and/or its major shareholders. Messer has received a notice from Goyal MG alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG and certain other shareholders. The notice requests payment of Rupees 5.0 billion (approximately €87.0 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG.

During 2001, Goyal MG defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the US$4.7 million (approximately €3.7 million) loan in full. The Group is currently seeking reimbursement from Goyal MG for this amount.

In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, indicated as possible amount of damages Reals 593 million (approximately €162.7 million). According to independent expert, appointed by the court, the technology suggested by Plaintiff was to a large extent not viable so that there were no bases to expect that Plaintiff could have exploited that technology. The Plaintiff has challenged that expert opinion. In addition, in August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of Reals 16.0 million (approximately €4.4 million). In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to these claims.

In August 1999, Messer Griesheim GmbH discovered that one of its executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of US$ 550,000 and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified attorneys for the Company that the investigation was being dropped by their office and referred to the U.S. Customs agency for possible civil enforcement action. As the Customs agency informed the Company that the documents were no longer needed and the Company received all documents in the meantime, the Company concludes that this matter is closed.

Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim.

In 2001, the Group's subsidiary PT Aneka in Indonesia entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the alleged unlawful termination of the contract by PT Aneka. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5 million. In connection with the completed sale of the Company's activities in Indonesia (see Note 14 "Divestiture program") the claim was settled.

In January 2003, Messer Griesheim received a claim for alleged breach of contract concerning the sale of Messer Medical GmbH, claiming approximately €4.1 million.

In the last few years, litigation has been filed in various states of the United States against manufacturers and suppliers of welding rods. Plaintiffs in these product liability lawsuits allege that manganese fumes originating from welding rods are a cause of Parkinson's disease or Parkinson's-like neurological symptoms in welders. In the United States, only a former subsidiary (which was sold to a third party) of MGI historically produced such welding rods with a marginal position of 1% in that market.

MGI and some of its subsidiaries are and have been resellers of such rods manufactured by unrelated companies. In August 2003, MGI was named as one of more than thirty defendants in a law suit filed in Utah by a former welder and fabricator as well as his wife. This complaint does not contain a specific description of how MGI's actions allegedly contributed to the plaintiff's illness. Additionally, MGI's wholly owned subsidiary, Messer GT&S, LP is one of several dozen defendants in a law suit filed in West Virginia in August 2003 and a subsidiary of Constar LLC (a 50% owned subsidiary of MGI) is one of over forty defendants in law suits filed in Georgia in July 2003.

While there can be no assurance as to the ultimate outcome of these above matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

36. Related parties (see also Note 38 "Subsequent events")

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

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst, which settled certain warranties and contingencies. This settlement agreement also obligated Messer to purchase the ACIC joint ventures.

Related party transactions with respect to the Group`s Singapore operations are described in Note 18 "Equity method investments". Hoechst has indemnified the Group resulting in a payment of €9.4 million for bank guarantees provided to Bombay Oxygen, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

Allianz

As a result of the acquisition transactions ACP, directly or indirectly, owns or controls 33.08% of Messer Griesheim Group GmbH & Co. KGaA at December 31, 2003.

ACP was a 20% shareholder in Mahler Italfilo Holding GmbH, which has been liquidated during 2003. During April 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

ACP provided certain financial advisory services to the Company and Messer Griesheim, for which it has been paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight month period ended December 31, 2001. No transactions between the Group and ACP took place since January 1, 2002.

Goldman Sachs

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

Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim. Goldman Sachs International received €20.4 million in financing/syndication fees in connection with these transactions for the eight months ended December 31, 2001. No transactions between the Group and Goldman Sachs International took place since January 1, 2002.

Goldman Sachs International and its affiliates were the underwriters of the original senior notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, approximately €14.4 million were paid during the eight month period ended December 31, 2001 and €0 million for the twelve months ended December 31, 2003 and 2002.

Goldman Sachs was our agent in repurchasing the senior notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million. No fees were paid during the twelve months ended December 31, 2003.

The Group enters into derivative contracts to hedge their exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swap contracts, forward exchange contracts and foreign exchange option contracts, which have a notional amount of €425.2 million, 0€ and €198.3 million at December 31, 2003 and €511.2 million, €0.9 and €0 million at December 31, 2002. In addition, on June 24, 2002 the Group entered into €348.4 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. Additionally, in June 2003 the Group entered into €120.0 million notional forward interest rate swaps with the same counterparty. The company made termination payments of €1.2 million and €0.9 million to Goldman Sachs for the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002, respectively.

The company entered into several put options, mentioned as foreign exchange option contracts above, totaling US$ 550 million to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options is €/US$ = 1.16035. These put options were purchases from several financial institutions including Goldman Sachs. The put options with Goldman Sachs totaled US$ 250 million (€198.3 million) for which they received an option premium totaling €6.0 million.

Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €3.2 million and €7.5 million for the twelve months ended December 31, 2003 and 2002, respectively.

Goldman Sachs acts as financial advisor to MIG in the restructuring of Messer Griesheim Group's ownership structure and to Messer Holding in the sale of the divested businesses and are entitled to receive fees based upon a percentage of the sale price. No fees in relation to this advice have been paid during 2003.

An affiliate of Goldman Sachs Group, Inc. was a 20% shareholder in Mahler Italfilo Holding GmbH, which has been liquidated during 2003. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH ("MIG")

Prior to the acquisition transactions in April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transactions MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owned through its 100% affiliate Bandinelli GmbH 22% of Mahler Italfilo Holding GmbH, a company which was liquidated during 2003 and which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. Bandinelli GmbH is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in Note 18 "Equity method investments".

Other

Related party transactions with respect to the sale of operating companies in Cuba are discussed in Note 6 "Divestment of Cuban subsidiaries".

Loans to related parties

As of December 31, 2002, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million. During the year 2003, the investment was sold.

Messer Griesheim Group GmbH & Co. KGaA

In October 2002 Messer Griesheim has received a loan from its shareholder Messer Griesheim Group GmbH & Co. KGaA amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. The interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of the maturity of the loan or the date following three months after Messer Griesheim Group GmbH & Co. KGaA declares the termination of the loan. In July 2003 the loan contract was terminated by both parties and Messer Griesheim has repaid the loan in total.

Effective December 10, 2003 Messer Griesheim received a loan from its shareholder Messer Griesheim Group GmbH & Co. KGaA amounting to €16.9 million. The loan bears a fixed interest rate of 3.5% and matured on March 31, 2004.

During January 1, 2003 to December 31, 2003 the interest expense for both loans granted by Messer Griesheim Group GmbH & Co. KGaA amounted to €1.3 million.

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst. With the exception of the purchase of the ACIC joint ventures the settlement agreement has no impact on the consolidated financial statements.

Shareholders' agreement

MIG, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders' agreement generally allocates rights and obligations concerning matters between MIG, on the one hand, and ACP and the GS Funds, on the other hand, considered collectively, as the financial sponsors. The shareholders' agreement provides that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. This includes divestitures in Europe, with the exception of the United Kingdom. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control.

Due to certain antitrust considerations relating to ACP's equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which as of September 30, 2003 constitute 66.16% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Funds' ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

37. Stock purchase and option plan (see also Note 38 "Subsequent events")

During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at €74.25, the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event. Completion of the sale to Air Liquide would constitute an exit event.

All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. 5,339 and 0 original options granted were forfeited during the twelve months ended December 31, 2003 and 2002, respectively. None of these options were exercised or expired as of and for the twelve months ended December 31, 2003 and 2002, respectively. As of December 31, 2003, 441,244 conditionally exercisable options were outstanding.

During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders' committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable only upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders' committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, six participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of December 31, 2003.

The Company's stock purchase and option plans for management and the Board are accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options and convertible bonds for the twelve months ended December 31, 2003, or the twelve months ended December 31, 2002, respectively, as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options and convertible bonds, compensation cost will be measured and recognized immediately upon the occurrence of the contingent exit event.

As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS' 148 "Accounting for Stock Based compensation – Transition and Disclosures" establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123 as amended by SFAS 148, the Company's net earnings would not have been affected. Therefore, a pro forma table is not presented.

38. Subsequent events

The Company entered into several put options amounting to US$ 550 million to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options was €/US$ = 1.16035. These put options were purchased from several financial institutions including Goldman Sachs. These put options have been closed-out in January 2004 and a loss amounting to €6.2 million has been realized.

On January 19, 2004, Messer Holding entered into an agreement to sell Messer Griesheim GmbH and its subsidiaries in the USA and the United Kingdom to Air Liquide ("the 2004 divestiture"). As a result of this transaction, Messer Holding will divest itself of its operations in Germany, the United Kingdom and the United States for a purchase price of approximately €2,680 million, including assumed debt. Completion of the acquisition is subject to the approval by the relevant anti-trust authorities and various conditions including pre-closing restructuring and refinancing. In this context, certain divestitures are anticipated.

On February 18, 2004, the Group received the Senior facilities lenders' consent for the sale of the subsidiaries in Germany, the United States and the United Kingdom.

On March 15, 2004, the European Commission announced - under certain conditions imposed - its approval of Air Liquide's proposed acquisition of the operations of the Messer Group in Germany and the U.K.

On March 17, 2004, Messer Griesheim Holding AG transformed into a limited liability company (GmbH). As required by German law the transformation was registered with the competent commercial register.

On March 30, 2004, and in the context of the sale to Air Liquide, Messer Griesheim Group GmbH & Co. KGaA contributed 94.9% of its shares in Messer Holding into a fully owned subsidiary, Messer Group Vermögensverwaltungs GmbH, Krefeld.

On April 1, 2004, the GS Funds, ACP and MIG entered into a share purchase agreement by which, subject to a number of conditions including, inter alia, approvals by various antitrust authorities to this transaction and to the transaction with Air Liquide, all shares held by ACP and the GS Funds in Messer Griesheim Group GmbH (formerly Messer Griesheim Group GmbH & Co. KGaA) are sold and transferred to MIG.

On April 21, 2004, Messer Holding commenced an offer to purchase all of its outstanding €550 million 10.375% Senior Notes due 2011 ("the tender offer"). Goldman Sachs International acted as the exclusive Dealer Manager for the Offer.

On April 21, 2004, Messer Griesheim Vierte Vermögensverwaltungs GmbH and other subsidiaries of the Messer Holding signed a new Senior facilities agreement and other financing arrangements regarding the financing of the continuing operations of the group after the completion of the sale of the operations in Germany, the United Kingdom and the United States ("New SFA").

On April 28, 2004, Messer Griesheim Group GmbH & Co. KGaA transformed from a German partnership limited by shares into a German private limited liability company (GmbH). As required by German law the transformation was registered with the competent commercial register.

On April 29, 2004, the Federal Trade Commission (FTC), the United States antitrust authority, announced - under certain conditions imposed - its clearance of Air Liquide's proposed acquisition of the operations of the Messer Group in Germany, the United Kingdom and the United States.

On May 4, 2004, the consent payment deadline under the tender offer, approximately 95.7% of outstanding principal amount of Senior Notes had been tendered pursuant to the tender offer. This allowed the Company to enter into a supplemental indenture and other related agreements and thereby, meet the condition of the share purchase agreement and complete the 2004 divestiture on May 6, 2004.

On May 6, 2004, the 2004 divestiture of our operations in Germany, the United Kingdom and the United States was completed. Also on May 6, 2004, the share purchase agreement dated April 1, 2004 between (1) the Messer family, through their holding company MIG, (2) ACP and (3) the GS Funds was completed. Additionally, MIG acquired all shares in Messer Griesheim Group GmbH (formerly Messer Griesheim Group GmbH & Co. KGaA) held by employees through Messer Employee and the directly held shares of certain members of the shareholders´ committee. As a result of these transactions, MIG is the ultimate sole owner of all shares in Messer Griesheim Holding GmbH.

The shareholders' agreement and the separate agreement between the financial sponsors were terminated on May 6, 2004, when Messer Industrie purchased all of the shares of Messer Griesheim Group GmbH & Co. KGaA that were owned by the financial sponsors.

Following the completion of the 2004 divestiture, the key management members and the supervisory board members were modified.

Messer Holding used €1,221 million of the gross proceeds from the 2004 divestiture to repay a substantial portion of our corporate debt that was outstanding as of the completion of the divestiture on May 6, 2004, including redeeming and canceling all of the Senior Notes.

Prior to the completion of the 2004 divestiture, the Group made arrangements for the refinancing of post-divestiture operations by entering into the agreement for the 2004 senior facilities. The aggregate amount available under these facilities is €525 million. At the completion of the 2004 divestiture, Messer Holding and certain of its subsidiaries made initial draw-downs under the facilities in the amount of €214 million. €46 million of this amount were used to refinance some of the existing debt of our subsidiaries

Messer Holding loaned the remainder of the proceeds from the 2004 divestiture and our initial draw-down under the 2004 senior facilities to Messer Griesheim Group. Messer Griesheim Group used this loan of €1,612 million to finance the buy-out of its shareholders Allianz Capital Partners and the Goldman Sachs funds by Messer Industrie, to repay debt owed to them, to finance the purchase of the employee shares by Messer Industrie, and to pay certain fees, costs and expenses in connection with the 2004 divestiture. It is planned to merge Messer Holding with Messer Griesheim Group in the near future. Upon the completion of this merger, the lender and the borrower under the €1,612 million loan will have become the same entity. As a result, this loan will cease to exist.

Goldman Sachs acted as financial advisor in the restructuring of the Messer Griesheim Group GmbH ownershipstructure and to Messer Holding in the 2004 divestiture and as a result has received fees of approximately €19 million in 2004.

At the close of the tender offer on May 21, 2004, we had repurchased and cancelled an aggregate principal amount of €530,587,000 of the Senior Notes, representing 96.47% of the Senior Notes outstanding prior to the consummation of the Tender.

On May 25, 2004, we launched a mandatory redemption for all Senior Notes that remained outstanding following the completion of the tender offer.

As of June 23, 2004, Messer Holding had repurchased or redeemed and cancelled all of the remaining outstanding Senior Notes. Consequently, Messer Holding has no Senior Notes outstanding and has made an application to delist the Senior Notes from the Luxembourg Stock Exchange.

As it relates to the stock purchase and option plans described in Note 37 "Stock purchase and option plan" the completion of the sale to Air Liquide S.A. constituted an exit event triggering the exercisability of the conversion rights. As a result, the total consideration paid to the key employees and to certain members of the shareholders' committee for their shares in Messer Group GmbH and the convertible bonds amounted to approximately €72.8 million.

39. Restricted assets of subsidiaries

As discussed in Note 1 "Background and basis of presentation", Messer Holding was a dormant company until the acquisition transactions, at which time it was established as a holding company. Messer Holding has issued debentures, which have been exchanged for senior notes in the capital markets. Since Messer Holding has limited sources to generate funds necessary to repay the notes, it must look to the inter-company loan to its subsidiary, Messer Griesheim GmbH to assist it in meeting its principal and interest obligations. In the event that operations of Messer Griesheim GmbH are not sufficiently profitable to generate sufficient funds to meet its principal and interest obligations on the inter-company loan, additional capital contributions by its shareholders may be necessary to avoid an event of default. Certain of Messer Griesheim GmbH's debt agreements contain restrictive covenants which restrict, among other things, Messer Griesheim GmbH from declaring or paying dividends, repurchasing any of its capital stock, or making cash advances or guarantees of obligations of affiliates.

The condensed financial information of Messer Holding (on a parent-only basis under IFRS) as of and for the twelve months ended December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
Condensed Balance Sheet:
Investments in subsidiaries	682,751	735,492
Loans to subsidiaries	550,000	550,000
Other assets	4,696	4,782
Total assets	1,237,447	1,290,274
Senior notes, long term	550,000	550,000
Other liabilities, short term	4,779	4,787
Total liabilities	554,779	554,787
Capital subscribed	90	90
Additional paid-in capital	967,090	967,090
Cumulative translation adjustment	(130,768)	(55,348)
Hedging reserve	(8,645)	(16,943)
Accumulated deficit	(145,099)	(159,402)
Stockholders' equity	682,668	735,487
Total liabilities and stockholders' equity	1,237,447	1,290,274
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001
Condensed results of operations:
Equity in earnings (losses) of investments in subsidiaries	14,380	(89,905)	(69,448)
Interest income	57,064	57,064	35,679
Interest expense	(57,062)	(57,062)	(35,679)
Other (expenses) income, net	(79)	32	(83)
Net gain (loss)	14,303	(89,871)	(69,531)
Cash inflows (outflows) from:
Operating activities:
Interest received on inter-company loan	57,065	57,064	35,679
Interest paid on senior notes	(57,063)	(57,062)	(35,679)
Other	(79)	149	52
Net cash flows (used in) from operating activities	(77)	151	52
Investing activities:
Inter-company loan to subsidiaries	—	—	(550,000)
Financing activities:
Issuance of senior notes	—	—	550,000
Net cash flow for the period	(77)	151	52
Cash balance at beginning of reporting period	203	52	—
Cash balance at ending of reporting period	126	203	52

In 2003 and 2002 Messer Holding received no cash dividends.

40. Reconciliation to U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Application of U.S. GAAP would have affected the net income (loss) and stockholders' equity of the Group to the extent described below.

Reconciliation of net income (loss) from IFRS to U.S. GAAP for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively:

		Successor			Predecessor
	Note	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Net income (loss) as reported in the consolidated statements of operations under IFRS		14,303	(89,871)	(69,531)	(13,498)
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	26,926	28,697	(2,864)	—
Change in goodwill	a	(3,699)	—	—	—
Assets to be sold	b	—	630	5,472	—
Restructuring costs	c	(1,142)	(640)	—	—
Property, plant and equipment	f	—	—	—	(74)
Asset retirement obligations accretion expense	h	591	—	—	—
Provisions for pensions and similar obligations	g	2,447	1,349	(547)	176
Equity method investments expenses, net	i	—	19,846	—	—
Impairments charge (IFRS)	i	2,948	—	—	—
Transaction fees	k	(19,500)	—	—	—
Depreciation of discontinued assets	l	9,634	—	—	—
Tax effect of U.S. GAAP adjustments	m	(4,553)	(280)	915	(41)
Net gain (loss) under U.S. GAAP before extraordinary loss and cumulative effect of change in accounting principle		27,955	(40,269)	(66,555)	(13,437)
Extraordinary loss (net of tax of €0)	i	(2,948)	—	—	—
Cumulative effect of change in accounting principle (net of taxes € 236 and€ 0, respectively)	a, h, i	(355)	(27,559)	—	—
Net income (loss) under U.S. GAAP		24,652	(67,828)	(66,555)	(13,437)

Thereof result of continued operations	l	37,848	25,400	(15,181)
Thereof result of discontinued operations	l	(13,196)	(93,228)	(51,374)
Net gain (loss) under U.S. GAAP		24,652	(67,828)	(66,555)

Reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively:

	Note	December 31, 2003	December 31, 2002
Stockholders' equity as reported in the consolidated balance sheets under IFRS		682,668	735,487
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	52,759	25,833
Change in goodwill	a	(3,699)	—
Cumulative effect of change in accounting principle	a,h,i	(27,914)	(27,559)
Assets to be sold	b	6,102	6,102
Restructuring costs	c	(1,782)	(640)
Transaction costs	d	33,200	33,200
Provisions for pensions and similar obligations	g	(7,394)	(10,917)
Equity method investments expenses	i	19,846	19,846
Depreciation for discontinued assets	l	9,634	—
Asset retirement obligations accretion expense	h	591	—
Tax effect of U.S. GAAP adjustments	m	(494)	4,280
Cumulative translation adjustment	j	(3,532)	(1,220)
Stockholders' equity under U.S. GAAP		759,985	784,412

a. Goodwill and other intangible assets

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise). In accordance with the provisions of SFAS 142, the Group has decided to test for goodwill impairment on January 1 of each fiscal year. Under IFRS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives not to exceed twenty years. This difference in accounting treatment results in a decrease in amortization expense under U.S. GAAP of €26,926 during the year ended December 31, 2003, €28,697 during the year ended December 31, 2002 and €0 for the eight months ended December 31, and the four months ended April 30, 2001.

The Group adopted SFAS 142 on January 1, 2002.

In the fourth quarter 2002 the Group finalized the second step of the impairment test and changed the method of evaluating goodwill from the recoverability test based upon undiscounted cash flow to a fair value approach. Accordingly, the Group's previously recognized goodwill was tested for impairment based on the fair value of the reporting units using a discounted cash flow analysis. As a result of this analysis, the Company concluded that goodwill was impaired and recorded an impairment charge for the additional goodwill under U.S. GAAP in the amount of €6,802 and €911 for reporting units in North America and Eastern Europe, respectively. This impairment charge was recorded as a cumulative effect of change in accounting principle (transition adjustment resulting from adoption of SFAS 142) for the twelve months ended December 31, 2002.

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

	Successor	Predecessor Messer Griesheim GmbH
	Messer Griesheim Holding AG
	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000	Twelve months ended December 31, 1999	Twelve months ended December 31, 1998	Twelve months ended December 31, 1997
Reported net loss in accordance with U.S. GAAP	(66,555)	(13,437)	(179,779)	(21,346)	N/A	N/A
Add back: Goodwill amortization	22,348	5,978	9,322	8,181	N/A	N/A
Adjusted net loss in accordance with U.S.GAAP	(44,207)	(7,459)	(170,457)	(13,165)	N/A	N/A

Such goodwill and other intangible assets were pushed down to the individual reporting unit upon adoption of SFAS 142 at January 1, 2002.

As of January 1, 2003 the goodwill impairment test did not result in any impairment.

Under U.S. GAAP the change in circumstances resulting in the classification of the disposal asset operations as discontinued operations constitutes a triggering event to test for impairment. As of December 31, 2003 the goodwill impairment test did not result in any impairment.

SFAS 109 "Accounting for Income Taxes" requires that tax benefits resulting from the reduction of tax liabilities of an acquired entity which were recorded in connection with a purchase business combination shall be applied to reduce goodwill related to the acquisition. Under IAS 22, the reduction of the tax liabilities is recorded as a tax benefit. In addition, under IAS 22, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. This difference in accounting treatment results in an adjustment to "change in goodwill" of €(3,699) for the year ended December 31, 2003, representing the accumulated amortization expensed since the date of the acquisition for IFRS purposes.

The intangible assets are recorded at cost less accumulated amortization, as follows:

	December 31, 2003	December 31, 2002
Trademarks, patents, licenses and other rights	157,026	157,081
Less: accumulated amortization	(24,725)	(16,733)
Trademarks, patents, licenses and other rights, net	132,301	140,348

Customer base	106,353	110,576
Less: accumulated amortization	(14,265)	(9,231)
Customer base, net	92,088	101,345

Other intangible assets	74,843	70,440
Less: accumulated amortization	(46,701)	(35,398)
Other intangible assets, net	28,142	35,042
Intangible assets, net	252,531	276,735

Aggregated Amortization Expenses:

	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Aggregated amortization expenses	24,356	23,360	13,701	921

Estimated Amortization Expenses:

For the financial year until December 31,	(in € thousands)
2004¼¼¼¼¼¼¼¼¼¼¼¼¼¼	25,193
2005¼¼¼¼¼¼¼¼¼¼¼¼¼¼	21,417
2006¼¼¼¼¼¼¼¼¼¼¼¼¼¼	19,284
2007¼¼¼¼¼¼¼¼¼¼¼¼¼¼	18,903
2008¼¼¼¼¼¼¼¼¼¼¼¼¼¼	17,918

b. Divestiture of subsidiaries

EITF Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold" addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. IFRS does not allow a similar treatment in regard to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations.

For the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001 under U.S. GAAP these differences result in a reduction to net loss of €0, €630 and €5,472, respectively. Subsequent to April 30, 2002, the Company has started to apply to EITF 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold" for the subsidiaries which were not sold during twelve months following the beginning of the divestiture program. From that point forward results of operations and incremental interest expense incurred in financing the purchase of those entities are reported in the operations of the Group under U.S. GAAP.

The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was €568 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both December 31, 2003 and December 31, 2002. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

During the twelve months ended December 31, 2002 acquisition goodwill was adjusted by €10,943 to €6,102 to reflect the difference between estimated and released cash flow from the date of acquisition, estimated interest on incremental debt during the holding period to finance the purchase, for those subsidiaries sold until April 30, 2002.

c. Restructuring costs

In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a reputable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IFRS. This difference in accounting treatment results in a €1,142 decrease to net income during the twelve months ended December 31, 2003 and a €640 increase to net loss during the twelve months ended December 31, 2002.

Based on the difference in provisions, an adjustment to decrease acquisition goodwill totaling €7,147 was recorded under U.S. GAAP as of May 1. 2001. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquisition transactions not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was a decrease to goodwill amortization of €238 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

d. Transaction costs

Transaction costs totaling €33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions described in Note 3 "Acquisition transactions". Under IFRS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of "Push-down" accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of €33,200 as of the acquisition date and an increase to goodwill amortization of €1,107 during the eight months ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

e. Assembled workforce

APB Opinion No. 17 "Intangible Assets" ("APB 17") requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling €15,657 associated with the Group's assembled workforce as of the date of the acquisition transactions described in Note 3 "Acquisition transactions". This asset was amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 "Accounting for Income Taxes" requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of €6,263 associated with the Group's assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group's assembled workforce forms part of the acquisition goodwill under IFRS and is being amortized over an estimated useful life of 20 years. Under U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of €15,657 and a decrease in goodwill of €9,394 as of the acquisition date, as well as an increase in amortization expense of €1,427 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively.

The Group was required to adopt SFAS 141 "Business Combinations" effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible assets acquired in a business combination completed before July 1, 2001 that does not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance of €13,917 recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142.

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

g. Provisions for pensions and similar obligations

The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IFRS to U.S. GAAP, the Company has applied SFAS 87 "Employer's Accounting for Pensions" effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. According to IFRS 19, past service costs should be immediately recognized as an expense to the extent that the benefits are already vested. If they are not vested then they are amortized on a straight-line basis over the period until they vest. Past service costs is the increase in the present value of the obligation, in respect of prior periods' service, due to changes in benefit entitlement. Such changes are in return for employee service over the period until the benefits concerned are vested. Under U.S. GAAP, both vested and unvested amounts are amortized on a straight-line basis over the average future service lives of the active participants unless most participants are inactive (e.g. retired). In this case the prior service cost is amortized over the remaining life expectancy of the participants rather than over the average future service lives. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in a decrease in net periodic pension cost of €586 and €38 for the year ended December 31, 2003 and 2002, respectively and a decrease in net periodic pension costs and other comprehensive income totaling €95 and €709, respectively, for the four months ended April 30, 2001. As of May 1, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group's pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see Note 3 "Acquisition transactions").

At December 31, 2002 the fair value of certain foreign defined benefit plan assets was less than the accumulated benefit obligation, a situation that requires special treatment under SFAS 87. When the accumulated benefit obligation exceeds the fair value of the plan assets and the already recognized liability for unfunded accrued pension costs, the excess is immediately recognized as an additional minimum liability. If an additional minimum liability is recognized, SFAS 87 also prescribes that an amount shall be recognized as an intangible asset of no more than the unrecognized prior service cost. The difference between the minimum liability and the intangible asset is then a charge to other comprehensive income. No similar provision exists under IFRS. These differences in accounting treatment result in a increase (decrease) in other comprehensive income totaling €855 and €(8,074), for the twelve months ended December 31, 2003 and 2002, respectively.

Under IFRS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement (see "New U.S. accounting pronouncements" below for a discussion regarding the initial application of SFAS 146). In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IFRS. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period. These differences result in a reduction (increase) in expense of €1,861, €1,311, €(547) and €81 for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

h. Asset retirement obligations

The Group adopted SFAS 143, "Accounting for Asset Retirement Obligations" (ARO), on January 1, 2003. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The Group's asset retirement obligations relate to production equipment or to environmental remediation obligations resulting from normal operational use. As of January 1, 2003, the Group recognized transition amounts for asset retirement obligation liabilities, and associated assets of €7,407 and €6,816, respectively. A corresponding transition charge of €355 (net of deferred taxes of €236) was recorded in the Group's consolidated statement of operations as part of the cumulative effect of changes in accounting principle caption as of January 1, 2003. The accretion expense for the twelve months ended December 31, 2003 amounted to €379. As of December 31, 2003 the ARO amount to €7,786. No additional ARO liabilities were incurred in the twelve months ended December 31, 2003 and there was no revision in estimated cash flows. Had the Group applied SFAS 143 for the twelve months ended December 31, 2002, the accretion expense would have been €361.

i. Equity method investments expense, net

On January 1, 2002, Constar, an equity method investee of MGI, a wholly owned company of the Group, adopted SFAS No. 142, and completed the required goodwill impairment test, which resulted in an impairment charge of approximately €19,846, which has been recorded as a component of Constar's €20.7 million loss for the year ended December 31, 2002. In accordance with the provisions of SFAS 142 and APB 18 "The Equity Method of Accounting for Investments in Common Stock", the Group's share of Constar's goodwill impairment charge has been recorded under U.S. GAAP as part of the cumulative effect of change in accounting principle caption as of January 1, 2002. The difference between the impairment amount of €19,846 under U.S. GAAP and the impairment amount under IAS of €18,657 is due to the additional amortization of goodwill under IFRS from January to October 2002, which has been recorded in proportionate share of investees' income (losses) under IFRS (see Note 18 "Equity method investments").

In accordance with IAS 36, management reviewed the recoverability of its cash generating units (CGU's) including goodwill. The application of IAS 36 resulted in the impairment charge being recorded in the fourth quarter 2002, as a component of Constar's €20.7 million loss for the twelve months ended December 31, 2002.

As explained in (a) above, the implementation requirements of SFAS 142 allowed up to one year from the date of adoption to complete the initial impairment test and any resulting impairment write-down was effective as of the first day of the fiscal year in which the Standard was adopted. As a result, the U.S. GAAP information for the twelve months ended December 31, 2002, which is presented above, required restatement to reflect the cumulative effect of a change in accounting principles as if the charge had been initially recorded as of January 1, 2002.

Constar was formed in 1996 as a limited liability company and its existence will continue until January 1, 2046, unless terminated earlier pursuant to the terms of its operating agreement. Interest is held by Lumsden Proctor Group, LLC (50%) and MGI (50%). Constar is mainly involved in the business of selling and distributing industrial gases and welding supplies as well as in the leasing of gas cylinders. Constar purchases these products from manufacturers and distributors and resells them on a retail and wholesale basis to commercial customers. As of December 31, 2003 and 2002 and for the twelve month periods then ended, the audited consolidated balance sheet and statement of operations of Constar presented total assets amounting to US$ 14.9 and US$ 13.9 million and revenues of US$ 24.2 US$ and 23.7 million, respectively.

MGI's equity investment in Constar has been fully consolidated as a result of the application of the requirements of FIN 46 "Consolidation of Variable Interest Entities- an interpretation of ARB No. 51". Under IFRS, the Group consolidated Constar and recorded an impairment loss amounting to €2,948. This loss has been presented within the U.S. GAAP reconciliation as an extraordinary loss in accordance with the requirements of FIN 46.

j. Cumulative translation adjustment

Upon the adoption of SFAS 142 the Group allocated goodwill to the individual reporting units. This reconciliation item represents the net foreign exchange effect of this allocation.

k. Transaction fees

In connection with the planned exit (disposal) transaction with Air Liquide S.A. (and the related sale of subsidiaries in Germany, the U.K. and the U.S.) the Group's ultimate parent, Messer Griesheim Group GmbH & Co. KGaA incurred €19,500 of divestiture related expenses in the fourth quarter of 2003. These expenses consist primary of fees for consulting services, preparation of tax restructuring models, legal and accounting fees. Staff Accounting Bulletin Topic 1B "Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity" specifies that expenses incurred by the ultimate parent company on the behalf of its subsidiary should be reflected within the subsidiaries accounting records. No similar provisions exist under IFRS. This difference in accounting treatment resulted in an increase in expense and an addition to additional paid-in capital of €19,500 for the twelve months ended December 31, 2003.

l. Depreciation of discontinued assets (Discontinued operations)

As discussed in Note 1 "Background and basis of presentation", on January 19, 2004 Messer Holding and its ultimate shareholders entered into a sales and purchase agreement with Air Liquide International S.A. Content of this SPA is the purchase of all shares in Messer Griesheim GmbH (including its participation in selected Messer Griesheim's German subsidiaries), Messer Griesheim Industries Inc., USA and Messer U.K. Ltd., United Kingdom. Under IAS 35 the company has a choice to present the effects of discontinuing operations either in the face of the financial statements or in the notes to the financial statements. The Group decided to show the effects of discontinuing operations in a separate note disclosure (see Note 5 "Result from discontinuing operations") in its IFRS financial statements. Under the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" a requirement exists to present the results of discontinued operations on the face of the financial statements after the result from continuing operations and before extraordinary items.

SFAS 144 further prescribes that a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which certain criteria are met. A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. A long-lived asset shall not be depreciated (amortized) while it is classified as held for sale. Based on the specified criteria of SFAS 144, December 8, 2003 is the measurement date of the exit plan. Subsequently, the disposal Group has been classified as held for sale and depreciation and amortization has been stopped under U.S. GAAP. Under IFRS the general rules regarding impairment and depreciation apply until the assets are disposed of. This difference in accounting treatment resulted in an increase to net income of € 9,634 for the twelve months ended December 31, 2003.

The reconciling differences between IFRS and U.S. GAAP as it relates to net income (loss) before extraordinary loss and cumulative effect of change in accounting principle, have been allocated to continued and discontinued operations as presented below for all periods of the Successor. Also, the extraordinary loss and cumulative effect of change in accounting principle have been allocated to discontinued operations.

Twelve months ended December 31, 2003	Discontinued operations	Continued operations	Total
Net (loss) income	(14,461)	28,764	14,303
U.S. GAAP adjustments:
Amortization expense	17,842	9,084	26,926
Change in goodwill	(3,699)	—	(3,699)
Restructuring costs	(1,142)	—	(1,142)
Asset retirement obligations accretion expense	591	—	591
Provisions for pensions and similar obligations	2,447	—	2,447
Impairments charge (IFRS)	2,948	—	2,948
Transaction fees	(19,500)	—	(19,500)
Depreciation of discontinued assets	9,634	—	9,634
Extraordinary loss (net of tax of €0)	(2,948)	—	(2,948)
Cumulative effect of change in accounting principle (net of taxes €236 and €0, respectively)	(355)	—	(355)
Tax effect of U.S. GAAP adjustments	(4,553)	—	(4,553)
Net (loss) gain under U.S. GAAP	(13,196)	37,848	24,652
Twelve months ended December 31, 2002	Discontinued operations	Continued operations	Total
Net (loss) income as reported in the consolidated statements of operations under IFRS	(105,178)	15,307	(89,871)
U.S. GAAP adjustments:
Amortization expense	19,234	9,463	28,697
Assets to be sold	—	630	630
Restructuring costs	(640)	—	(640)
Provisions for pensions and similar obligations	1,349	—	1,349
Equity method investments expenses, net	19,846	—	19,846
Cumulative effect of change in accounting principle (net of taxes €0)	(27,559)	—	(27,559)
Tax effect of U.S. GAAP adjustments	(280)	0	(280)
Net (loss) gain under U.S. GAAP	(93,228)	25,400	(67,828)
Eight months ended December 31, 2001	Discontinued operations	Continued operations	Total
Net (loss) income as reported in the consolidated statements of operations under IFRS	(48,878)	(20,653)	(69,531)
U.S. GAAP adjustments:
Amortization expense	(2,864)		(2,864)
Assets to be sold	—	5,472	5,472
Provisions for pensions and similar obligations	(547)	—	(547)
Tax effect of U.S. GAAP adjustments	915	0	915
Net (loss) under U.S. GAAP	(51,374)	(15,181)	(66,555)

m. Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items.

Additional U.S. GAAP information

Change in ownership

As a result of the acquisition transactions (see Note 3 "Acquisition transactions"), Messer Griesheim has become a wholly-owned subsidiary of Messer Holding, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires "Pushdown" of the Messer Griesheim Group GmbH & Co. KGaA's basis under U.S. GAAP in accordance with EITF Topic D-97 "Pushdown-Accounting", and SAB No. 54 " "Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase". The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IFRS. The U.S. GAAP reconciliation of the stockholders' equity also reflects differences arising from the new bases of accounting under U.S. GAAP and IFRS.

The consolidated financial statements reflect the deferred notes payable to Hoechst (see Note 3 "Acquisition transactions") by the Group's parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IFRS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IFRS or U.S. GAAP.

Statement of operations

Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income. Also, these items include the accretion expense as it relates to the application of SFAS 143. Under U.S. GAAP, the accretion expense is recorded within operating expenses, whereas under IFRS, such accretion expense is recorded within interest expense.

Tax benefits resulting from the reduction of tax liabilities which were recorded at the date of acquisition shall be applied to reduce goodwill, whereas under IFRS, such tax benefit is recorded as tax income and the corresponding goodwill disposal adjustment is classified as expense and recorded in the operating result.

U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IFRS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements (see Note 14 "Divestiture program"). As a result, there is no difference between IFRS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries. (See Note 5 "Results from discontinuing operations" for a discussion of the future divestiture of the Group's German, U.S. and the U.K. subsidiaries.)

Balance sheet

Certain items in the consolidated balance sheets would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program which are classified as "available for sale" under IFRS and which are no longer presented as "available for sale" under U.S. GAAP.

In accordance with IFRS and as it relates to discontinuing operations, the disclosures required by IAS 35 may be presented either in the notes to the consolidated financial statements or on the face of the consolidated financial statements. Under U.S. GAAP, a long lived asset classified as held for sale shall be presented separately in the consolidated balance sheet. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the consolidated balance sheet. Those assets and liabilities shall not be offset and presented as a single amount. The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the consolidation balance sheet or in the notes to the consolidated financial statements. (See Note 5 "Results from discontinuing operations" for a presentation of a table presenting the allocation of the major balance sheet items to continuing and discontinuing operations as of December 31, 2003).

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of December 31, 2003 and 2002, €8,622 and €22,737, respectively, would be classified as current deferred tax assets and €15,425 and €2,846, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carry forwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carry forwards or credits will not be realized. Under IFRS, a deferred tax asset should be recognized for the carry forwards of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets related to tax loss carry forwards amounted to €38,452 and €27,869, net of valuation allowances of €18,160 and €5,471 as of December 31, 2003 and 2002, respectively.

Cash flow statement

The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income (loss)

SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income (loss), which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive (loss) for the twelve months ended December 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively:

	Successor		Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
Net income/(loss) in accordance with U.S. GAAP	24,652	(67,828)	(66,555)	(13,437)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(77,732)	(71,507)	14,939	3,522
Change in fair value of derivative financial instruments, net of deferred taxes of €(6,436), €6,293 and €5,024, respectively	8,298	(7,744)	(9,199)	—
Additional minimum pension liability, net of deferred tax €(221), €3,645, €0, and €0, respectively	855	(8,074)	—	(709)
Comprehensive loss, net of tax	(43,927)	(155,153)	(60,815)	(10,624)

Hyperinflation

In accordance with IFRS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

In July 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 among other things replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructurings, discontinued operations, plant closings, or exit or disposal activities. The provisions of SFAS 146 are applicable prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no significant impact on the Group's consolidated financial statements (see "c. restructuring costs" above).

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002, without significant impact to the Group's consolidated financial statements.

In November 2002, the Emerging Issue Task Force ("EITF") reached a final consensus on EITF 00-21 "Revenue arrangements with Multiple Deliverables". EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue was effective for the Group in its financial statements beginning July 1, 2003 and, therefore the Group applied the consensus prospectively commencing with the quarter beginning July 1, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group's consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for Stock-Based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 37, "Stock purchase and option plan".

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51", which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 became effective as of December 31, 2003. The adoption of Interpretation No. 46 did not have any significant effect on the Group's consolidated financial statements.

In December 2003 the FASB issued a revision to Interpretation 46 ("46R") to clarify some of the provisions of FIN 46, "Consolidation of variable interest Entities – an interpretation of ARB No. 51" and to add additional disclosure requirements. For enterprises with variable interests in special purpose entities created before February 1, 2003 the consolidation requirements of FIN 46R became effective as of December 31, 2003. For variable interests in non-special purpose entities, the consolidation requirements of FIN 46R become effective for periods ending after March 31, 2004. The full adoption of the FIN 46R is not expected to have a significant impact on the Group's consolidated financial statements.

In April 2003, the FASB issued SFAS 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities", which amends SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138 "Accounting for Certain Derivatives Instruments and Certain Hedging Activities", which established accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

SFAS 149 amends SFAS 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. It also amends SFAS 133 to incorporate clarifications of the definition of a derivative. It contains amendments relating to FASB Concepts Statements No. 7 "Using Cash Flow Information and Present Value in Accounting", No. 65 "Accounting for Certain Measurements", No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases", No. 95 "Statement of Cash Flows" and No. 126 "Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities".

SFAS 149 shall be effective for contracts entered into or modified after June 30, 2003, with some exemptions. It also is effective for hedging relationships designated after June 30, 2003, with some exemptions. All provisions of SFAS 149 shall be applied prospectively with some exemptions. The adoption of SFAS 149 did not to have a significant impact on the Group's consolidated financial statements.

In May 2003, the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financing instruments of nonpublic entities. The Group adopted the provisions of the Statement on July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group's consolidated financial instruments. The Group did not enter into financial instruments within the scope of the Statement during the twelve months ended December 31, 2003.In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease", which applies prospectively to new or modified arrangements in fiscal periods beginning after May 28, 2003. Guidance in the consensus requires that both parties to an arrangement determine whether a service or supply contract includes a lease within the scope of FASB Statement No. 13, whereby the right to use property, plant and equipment is conveyed to the purchaser. The application of the Consensus did not have a significant impact on the Group's current accounting for relevant arrangements entered into subsequent to July 1, 2003.

In December 2003 the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", which added new disclosure requirements for retirement benefit plans but retained the original disclosure requirements in Statement 132. New disclosures about plan assets, investment strategy, plan obligations, and cash flows are required in the Groups' year end 2003 financial statements for its home-country plans. The new disclosure requirements of SFAS 132 (revised 2003) are effective for the Groups' foreign plans for fiscal years ending after June 15, 2004. Disclosure requirements relating to the amount of expected future benefit payments for the next five years were deferred until June 15, 2004 for all plans. The disclosures provided by the Group in its consolidated financial statements comply with the annual disclosure requirements of the revised statement. Beginning with the second quarter 2004 the Group will disclose its investment strategies and the basis for determining the long term-rate of return on plan assets assumption for its foreign plans. Also, the Group will provide information relating to the amount of expected future benefit payments for the next five years.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Date: July 14, 2004
Messer Griesheim Holding GmbH
By: /s/ Stefan Messer
Stefan Messer
Chief Executive Officer

By: /s/ Harald Pinger
Harald Pinger
Chief Finance Officer

EXHIBIT INDEX

1.1	Articles of association of Messer Griesheim Holding GmbH, as amended (Satzung) (English translation).
2.1	Indenture between Messer Griesheim Holding AG and The Bank of New York, dated as of May 16, 2001. [1]
2.2	Form of 10.375% Senior Notes due 2011 (included as part of Exhibit 2.1). [1]
2.3	Exchange and Registration Rights Agreement between Messer Griesheim Holding AG and Goldman Sachs International, dated as of May 16, 2001. [1]
2.4	Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of April 21, 2004. [2]
2.5	Supplemental Indenture between Messer Griesheim Holding GmbH and The Bank of New York, dated as of May 4, 2004. [3]
2.6	Notice of Results from Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of May 21, 2004. [4]
2.7	Notice of Mandatory Redemption Relating to Outstanding €550,000,000 10.375% Senior Notes due 2011, dated as of May 25, 2004. [5]
4.1

Share Purchase Agreement between Messer Griesheim Holding GmbH, Air Liquide International S.A., L'Air Liquide – Société anonyme à directoire et conseil de surveillance pour l'etude et l'exploitation des procédés Georges Claude and certain Affiliates of Messer Griesheim Holding GmbH dated as of January 19, 2004. [6]

4.2

Senior Facilities Agreement among Cornelia Verwaltungsgesellschaft mbH, Goldman Sachs International (as global co-ordinator and joint lead arranger), Bayerische Hypo-und Vereinsbank AG, J.P. Morgan PLC and The Royal Bank of Scotland, dated as of April 28, 2001, as amended to reflect amendments made on May 16, 2001, June 14, 2001, January 17, 2002, December 23, 2002 and February 11, 2003. [7]

4.3

Senior Facilities Agreement, dated 21 April 2004 (as amended and restated on May 3, 2004), for Messer Griesheim Vierte Vermögensverwaltungs GmbH, as Company, and Messer Griesheim Fünfte Vermögensverwaltungs GmbH, as Parent, arranged by Bayerische Hypo- und Vereinsbank AG and ING Bank N.V., as Joint Mandated Lead Arrangers, with HVB Banque Luxembourg société anonyme, acting as Agent, Bayerische Hypo- und Vereinsbank AG and ING BANK N.V., acting as Issuing Banks, and HVB Banque Luxembourg société anonyme acting as Security Trustee.

4.4	Loan agreements between Messer Griesheim Group GmbH and Messer Griesheim Holding GmbH, dated as of May 5, 2004
8.1	List of Subsidiaries.
12.1	Rule 13a-14(a) Certification of Stefan Messer.
12.1	Rule 13a-14(a) Certification of Harald Pinger.
13.1	Rule 13a-14(b) Certification of Stefan Messer. [8]
13.2	Rule 13a-14(b) Certification of Harald Pinger. [8]

1. As filed on Form F-4 at November 8, 2001.

2. Incorporated by reference from Form 6-K furnished on April 21, 2004.

3. Incorporated by reference from Form 6-K furnished on May 5, 2004.

4. Incorporated by reference from Form 6-K furnished on May 21, 2004.

5. Incorporated by reference from Form 6-K furnished on May 25, 2004.

6. Incorporated by reference from Form 6-K furnished on January 20, 2004.

7. Incorporated by reference from Registration Statement on Post-Effective Amendment No. 2 to Form F-4 on Form F-3 Registration Statement filed on April 7, 2003.

8. Furnished only.

Exhibit 1.1

This document is the English translation of the original German-language version of the articles of association (Satzung) of Messer Greisheim Holdings GmbH as of July 2004 and serves convenience purposes only.

Articles of Association

of

Messer Griesheim Holding GmbH

- Convenience Translation -

Sec. 1

Company name, seat, financial year

(1) The Company is a limited liability company under the name of Messer Griesheim Holding GmbH.

(2) The Company has its seat (Sitz) in Norderfriedrichskoog.

(3) The financial is the calendar year.

Sec. 2

Purpose of the Company

(1) The Company's purpose is the (direct or indirect) holding and management and the acquisition of interests in companies producing and distributing industrial gases domestically and abroad.

(2) The Company may also carry out the business areas specified in paragraph (1) as well as other activities itself. The company is entitled to take all acts and measures associated with its purpose or appropriate to directly or indirectly serve such purpose.

(3) The Company may also establish or acquire other companies that have business activities other than those specified in paragraph (1) or acquire an interest in such companies.

Sec. 3

Notifications

The Company's notifications shall be published exclusively in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Sec. 4

Share capital, share

(1) The Company's share capital amounts to € 94,800 (in words: ninety-four thousand eight hundred euros).

(2) There exists two shares (Geschäftsanteile) in the amount of € 90,000 and € 4,800 which both are being held by Messer Griesheim Group GmbH & Co. KGaA.

(3) The share capital with regard to the share in the amount of € 90,000 has been fully paid in by Messer Griesheim Holding AG converting its legal form.

Sec. 5
Organs of the Company

The organs of the Company are:

(1) the managing directors;

(2) the shareholders´ meeting;

(3) the shareholders´ committee.

Sec. 6

Management and Representation

(1) The Company has one or more managing directors. If only one managing director is appointed he shall represent the Company alone. If several managing directors are appointed the Company shall be represented by two managing directors jointly or by one managing director together with a Prokurist.

(2) The Company's first managing directors shall be appointed by the shareholders' meeting. Any further managing directors shall be appointed by the shareholders' committee. By way of resolution, the managing directors can be granted the power, generally or in the individual case, to represent the Company without any restrictions in transactions concluded with the managing directors themselves or in which they represent a third party (sec. 181 BGB, German Civil Code).

(3) All transactions carried out by the managing directors due to which the Company is to incur expenses or obligations in an amount exceeding €100,000 (in the individual case or in total p.a.) shall require the prior approval of the shareholders' committee unless such approval has been granted before by the shareholders' meeting or such transactions are covered by the Company's authorised budget.

(4) Under rules of procedure for the managing board, the shareholders' committee may make other measures or transactions dependent on its consent, regulate the distribution of business among the managing directors and establish provisions regarding other aspects of management.

Sec. 7
Shareholders' meeting

(1) Shareholders' meetings shall be held at the Company's seat or in another town.

(2) The shareholders' meeting shall elect from amongst them a chairman for the meeting. The chairman shall preside over the meeting.

Sec. 8

Adoption of resolutions by the shareholders' meeting

(1) Shareholders' resolutions shall be adopted in the shareholders' meeting. Outside a meeting they may be adopted, if no other form is mandatorily prescribed by law, also in writing (including via facsimile and e-mail) or orally (also over the phone) if all shareholders take part in the adoption and no shareholder objects thereto. Each shareholder is to be provided with a copy of the minutes.

(2) Every €50 nominal share capital affords one vote in the shareholders' meeting.

(3) The shareholders' meeting shall constitute a quorum only if at least 75% of the share capital are represented. If a shareholders' meeting reveals not to be quorate, a second meeting shall be convened with the same agenda within one week, which shall be a quorum irrespective of the amount of the share capital represented; this fact shall be pointed out in the convocation letter.

(4) Exercising the Company's voting rights in the shareholders' meetings of subsidiaries shall require the prior consent of the shareholders' committee. The same shall apply mutatis mutandis to any other declarations that the company makes in its capacity as a shareholder of subsidiaries.

Sec. 9
Shareholders' committee

(1) The Company shall have a shareholders' committee comprising four, six, or eight members. The shareholders' meeting shall determine the number of the members of the shareholders' committee. The first members of the shareholders' committee shall be Dr Alexander Dibelius, Mr Stephen Trevor, Mr Udo Stark, Dr Jürgen Heraeus, Mr Wilhelm Peter Storm vans's Gravensande, and Dr Stephan Eilers.

(2) The members of the shareholders' committee shall be appointed by the shareholders' meeting for a term of two years. The members of the shareholders' committee may be removed by the shareholders' meeting at any time.

(3) The members of the shareholders' committee may resign from office by way of a written declaration to be addressed to the chairman of the shareholders' committee.

(4) All members of the shareholders' committee shall be obliged to the same extent to serve the interests of the Company and its subsidiaries. They shall be held liable only in case of intent or gross negligence.

Sec. 10
Rights and obligations of the shareholders' committee

(1) The shareholders' committee shall be obliged to advise and supervise the Company's managing board.

(2) Exercising the Company's voting rights in the shareholders' meetings of subsidiaries shall require the prior consent of the shareholders' committee. The same shall apply mutatis mutandis to any other declarations that the company makes in its capacity as a shareholder of subsidiaries.

(3) The requirement of consent under sec. 6 (3) and sec. 8 (4) shall remain unaffected.

Sec. 11
Internal rules of the shareholders' committee

(1) The shareholders' committee shall convene as often as this is required for fulfilling its tasks or whenever the Company's managing board or a member of the shareholders' committee requires this by giving reasons therefore.

(2) The shareholders' committee shall elect from amongst them a chairman for the term of its office. It may appoint a deputy chairman.

(3) The chairman shall convene in writing any meetings of the shareholders' committee with a notice period of at least 14 days. In urgent cases, the chairman may shorten that period and convene the meeting orally, over the phone, via facsimile or e-mail. If all members are present or duly and properly represented and if no one objects to adoption, resolutions may be adopted also if the provisions applicable to convocation have not been complied with.

(4) Minutes shall be drawn up on the meeting of the shareholders' committee, which shall be signed by the chairman. The chairman shall be responsible to choose a keeper of the minutes. In the minutes, the place and date of the meeting, the persons attending, the items of the agenda, the essential contents of discussion, and the resolutions adopted by the shareholders' committee shall be recorded. A copy of the minutes shall be sent to each member of the shareholders' committee without undue delay.

(5) The members of the shareholders' committee may receive, besides the reimbursement of their expenses, an annual remuneration to be determined by way of resolution of the shareholders' meeting.

(6) Upon a member's suggestion, the shareholders' committee may resolve that further persons may attend the consultations without any rights to vote. The additional participants admitted must make a declaration of confidentiality vis-à-vis the Company before attending a meeting unless they are subject to professional secrecy.

Sec. 12
Resolutions of the shareholders' committee

(1) The shareholders' committee adopts its resolution during its meetings. Outside meetings, resolutions may be adopted by casting votes in writing, orally, via facsimile or e-mail if none of the members objects to that procedure within one week as from the chairman's request. Such resolutions shall be notified to the chairman in writing and sent to all members.

(2) Members may participate in the adoption of resolutions by having another member submit a written vote. That meeting shall be a quorum if the members present have a majority of voting rights. If a meeting is not quorate, another meeting shall be held at the same day of the following week, at the same hour and at the same place. No new convocation shall be required. If any members withdraw from the shareholders' committee or if the shareholders' committee is not a quorum for other reasons that are within the control of the shareholders' committee, it shall automatically be the shareholders' meeting that is solely competent for adopting resolutions, making declarations and taking measures that otherwise would have been done by the shareholders' committee.

(3) The members of the shareholders' committee shall have a weighted voting power, which is distributed as follows:

1.Dr Alexander Dibelius     2240 votes

2. Stephen Trevor              2240 votes

3. Udo Stark                       2240 votes

4. Dr Jürgen Heraeus        1089 votes

5. Wilhelm Peter Storm
   vans's Gravensande      1089 votes

6. Dr Stephan Eilers         1089 votes

                      ___________________

                                Total: 9,987 votes

In case of a member's withdrawal or in case of a change in the composition of the shareholders' committee, the newly entering member shall be given the weighted votes of the withdrawing member unless the shareholders' meeting decides on a new distribution of the votes.

(4) The shareholders' committee shall principally adopt its resolutions with a simple majority.

Sec. 13
Disposition of shares

The sale, assignment, pledging or other encumbrance of shares or partial shares and the splitting of shares require the prior approval of the shareholders' committee for being effective. The same shall apply to dispositions among the shareholders. Sec. 17 GmbHG (German Act on Limited Liability Companies) shall remain unaffected.

Sec. 14
Requirement of the written form, receipt

(1) All agreements relating to the Company relations concluded among the shareholders or between the Company and the shareholders require the written form in order to be effective unless notarisation is prescribed by law. The same shall apply to any waiver of the written form requirement.

(2) Insofar as a period of time under these Articles of Association begins to run upon receipt of a document, such document shall be deemed received as of the third day after being posted.

Sec. 15

Expenses of formation

The Company shall bear expenses of formation up to an amount of €10,000.

Sec. 16
Final provisions

If individual provisions hereof are invalid or if this Agreement contains a gap, this shall not affect the validity of the remaining provisions. Instead of an invalid provision, such valid provision shall be agreed on by way of shareholders' resolution that comes as close as possible to the sense and purpose of the invalid provision. In case of a gap, such provision shall be agreed on that corresponds to what would have been agreed in accordance with the sense and purpose of this Agreement had the matter been thought of from the outset.

Exhibit 4.3

CONFORMED COPY

SENIOR FACILITIES AGREEMENT

dated 21 April 2004

for

MESSER GRIESHEIM VIERTE VERMÖGENSVERWALTUNGS GMBH

as Company

MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH
as Parent

arranged by

BAYERISCHE HYPO- UND VEREINSBANK AG

ING BANK N.V.

as Joint Mandated Lead Arrangers

WITH

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

acting as Agent

BAYERISCHE HYPO- UND VEREINSBANK AG

ING BANK N.V.

acting as Issuing Banks

and

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

acting as Security Trustee

SENIOR FACILITIES AGREEMENT

THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY.

THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND SIGNED REFERENCE THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

THIS AGREEMENT is dated 21 April 2004 and made between:

(1) MESSER GRIESHEIM VIERTE VERMÖGENSVERWALTUNGS GMBH, a limited liability company organised under the laws of the Federal Republic of Germany and registered with the commercial register of the local court (Amtsgericht) of Krefeld under 10020 (the "Company");

(2) MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH, a limited liability company organised under the laws of the Federal Republic of Germany and registered with the commercial register of the local court (Amtsgericht) of Krefeld under 10016 (the "Parent");

(3) THE SUBSIDIARIES of the Parent listed in Part I of Schedule 1 (The Original Parties) as original borrowers (the "Original Borrowers");

(4) THE SUBSIDIARIES of the Parent listed in Part I of Schedule 1 (The Original Parties) as original guarantors (together with the Company and the Parent, the "Original Guarantors");

(5) BAYERISCHE HYPO- UND VEREINSBANK AG and ING BANK N.V. as joint mandated lead arrangers (whether acting individually or together the "Arrangers" or the "Joint Lead Arrangers");

(6) THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 (The Original Parties) as lenders (the "Original Lenders");

(7) HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME as agent of the other Finance Parties (the "Agent");

(8) HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME as security trustee and as security agent for the Secured Parties (the "Security Trustee"); and

(9) BAYERISCHE HYPO- UND VEREINSBANK AG and ING BANK N.V. (whether acting individually or together the "Issuing Banks").

IT IS AGREED as follows:

SECTION 1

INTERPRETATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"Acceptable Bank" means:

(a) a Lender (or its Affiliates);

(b) a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of A- or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or A-3 or higher by Moody's Investor Services Limited or a comparable rating from an internationally recognised credit rating agency (or its Affiliates); or

(c) any other bank or financial institution approved by the Agent acting reasonably.

"Accessible Cash" means any amount of Cash and Cash Equivalent Investments legally and beneficially owned by any member of the Consolidated Group which is freely accessible and capable of being utilised by an Obligor that is incorporated in a jurisdiction other than the jurisdiction in which such member of the Consolidated Group is incorporated (the "Restricted Jurisdiction") within 45 days (which for the avoidance of doubt, shall exclude at the date of this Agreement and for so long as the above conditions are not met Cash and Cash Equivalent Investments legally and beneficially owned by members of the Consolidated Group in Bosnia, Serbia and the People's Republic of China) excluding (i) in relation to a member of the Consolidated Group that is not a wholly owned direct or indirect Subsidiary of the Parent, an amount of such Cash or Cash Equivalent Investments that is pro rata to the portion of such Subsidiary's issued share capital that is not owned by a member of the Consolidated Group, (ii) for purposes of Clause 5.6 (Clean down) only, any Cash held in a Holding Account or a Mandatory Prepayment Account and (iii) any Cash held by MG Odra Gas spol. s r.o.

"Accession Letter" means a document substantially in the form set out in Schedule 6 (Form of Accession Letter).

"Accountants' Report" means the report by KPMG in the agreed form relating to the Group (including, for the avoidance of doubt and without limitation, members of the Group incorporated in the People's Republic of China) and addressed to, and/or capable of being relied upon by, the Arranger, and the other Secured Parties.

"Accounting Principles" means International Financial Reporting Standards.

"Accounting Reference Date" means 31 December or any other date which (following agreement between the Parent and the Majority Lenders) is the last day of the Group's Financial Year.

"Acquiror" means Air Liquide International S.A. or any substitute purchaser substituting for Air Liquide International S.A. in accordance with section 2.1.2 of the Acquisition Agreement.

"Acquisition" means the acquisition by the Acquiror of the Divestment Shares and Divestment Assets on the terms of the Acquisition Documents.

"Acquisition Agreement" means the sale and purchase agreement dated 19 January 2004 relating to the sale and purchase of the Divestment Shares and the Divestment Assets and made between, inter alia, the Vendor, the KGaA and the Acquiror.

"Acquisition Documents" means the Acquisition Agreement, the Disclosure Letter, and any other document designated as an "Acquisition Document" by the Agent and the Parent.

"Additional Borrower" means a company which becomes a Borrower in accordance with Clause 30 (Changes to the Obligors).

"Additional Cost Rate" has the meaning given to it in Schedule 4 (Mandatory Cost formulae).

"Additional Guarantor" means a company which becomes a Guarantor in accordance with Clause 30 (Changes to the Obligors).

"Additional Obligor" means an Additional Borrower or an Additional Guarantor.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Agent's Spot Rate of Exchange" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Luxembourg foreign exchange market at or about 11:00 a.m. on a particular day.

"Algerian Guarantee" means a Letter of Credit to be issued under the Facility B (EUR Refinancing Tranche) in an amount no greater than EUR5,000,000 in relation to obligations of a member of the Group in Algeria.

"Ancillary Commencement Date" means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day within the Availability Period for the Revolving Facility.

"Ancillary Commitment" means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 9 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

"Ancillary Document" means each document relating to or evidencing the terms of an Ancillary Facility.

"Ancillary Facility" means any ancillary facility made available by an Ancillary Lender in accordance with Clause 9 (Ancillary Facilities).

"Ancillary Lender" means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 9 (Ancillary Facilities).

"Ancillary Outstandings" means, at any time, in relation to an Ancillary Lender and an Ancillary Facility the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility then in force:

(a) the principal amount under each overdraft facility and on demand short term loan facility (net of any credit balances on any account of any borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that such credit balance is freely available to be set off by that Ancillary Lender against liabilities owed to it by that borrower under that Ancillary Facility);

(b) the face amount of each guarantee, bond and letter of credit under that Ancillary Facility; and

(c) without duplication, the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case as determined by such Ancillary Lender in accordance with the relevant Ancillary Document or normal banking practice.

"Anti Trust Clearance" means the consent order granted or to be granted by the US FTC and the clearance granted by the European Commission, in each case in respect of the Acquisition in the agreed form.

"Auditors" means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche (or their successors) or such other firm approved in advance by the Majority Lenders.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration including, for the avoidance of doubt, the Anti-Trust Clearance.

"Availability Period" means:

(a) in relation to the Facility A (Refinancing Tranche), the Facility B (Refinancing Tranche) (other than the Facility B ($ Refinancing Tranche)) and the Facility C (Refinancing Tranche), the period from and including the date of this Agreement, to and including the earlier of (i) the date falling 45 days (or (A) in relation to the Slovnaft Loan to be made under the Facility A EUR (Refinancing Tranche), 90 days and (B) in relation to any part of the Deferred Loan to be made under the Facility A (EUR Refinancing Tranche), the Facility B (EUR Refinancing Tranche) or the Facility C (Refinancing Tranche), 120 days) after the Closing Date and (ii) 29 November 2004;

(b) in relation to the Facility B ($ Refinancing Tranche), the period from and including the date of this Agreement, to and including the earlier of (i) the date falling 90 days after the Closing Date and (ii) 29 November 2004;

(c) in relation to the Facility A (Divestment Tranche), the Facility B (Divestment Tranche) and the Facility C (Divestment Tranche), the period from and including the date of this Agreement to and including the date falling 78 Months after the Closing Date;

(d) in relation to the Facility D, the period from and including the date falling 6 Months following the Closing Date to and including the date falling 36 Months after the Closing Date; and

(e) in relation to the Revolving Facility, the period from and including the date of this Agreement to and including the date falling one Month prior to the Termination Date.

"Available Ancillary Commitment" means in relation to an Ancillary Facility, an Ancillary Lender's Ancillary Commitment less the Ancillary Outstandings in relation to that Ancillary Facility.

"Available Commitment" means, in relation to a Facility or, as the case may be, a Tranche, a Lender's Commitment under that Facility or, as the case may be, Tranche minus (subject to Clause 9.8 (Affiliates of Lenders as Ancillary Lenders) and as set out below):

(a) the Base Currency Amount of its participation in any outstanding Utilisations under that Facility or, as the case may be, Tranche and, in the case of the Revolving Facility only, the Base Currency Amount of the aggregate of its Ancillary Commitments; and

(b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any other Utilisations that are due to be made under that Facility or, as the case may be, Tranche on or before the proposed Utilisation Date and, in the case of the Revolving Facility only, the Base Currency Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender's Available Commitment in relation to any proposed Utilisation under:

(i) the Revolving Facility only, the following amounts shall not be deducted from a Lender's Commitment under that Facility:

(A) that Lender's participation in any Revolving Facility Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(B) that Lender's (or its Affiliate's) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date; and

(ii) the Facility D or Facility B only, the amount of that Lender's participations in any Letters of Credit issued under Facility D or Facility B that are due to be repaid or prepaid on or before the proposed Utilisation Date shall not be deducted from that Lender's Commitment.

"Available Facility" means, in relation to a Facility or, as the case may be, Tranche, the aggregate for the time being of each Lender's Available Commitment in respect of that Facility or, as the case may be, Tranche.

"Base Case Model" means the financial model including profit and loss, balance sheet and cashflow projections in agreed form relating to the Group (for these purposes assuming completion of the Acquisition) prepared by the Company.

"Base Currency" means EUR.

"Base Currency Amount" means:

(a) in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement) and, in the case of a Letter of Credit, as adjusted under Clause 6.7 (Revaluation of Letters of Credit); and

(b) in relation to an Ancillary Commitment, the amount specified as such in the notice delivered to the Agent by the Parent pursuant to Clause 9.2 (Availability) (or, if the amount specified is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Ancillary Commencement Date for that Ancillary Facility or, if later, the date the Agent receives the notice of the Ancillary Commitment in accordance with the terms of this Agreement), as adjusted to reflect any repayment, prepayment, consolidation or division of a Utilisation, or (as the case may be) cancellation or reduction of an Ancillary Facility.

"Borrower" means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 30 (Changes to the Obligors).

"Borrowings" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Break Costs" means the amount (if any) by which:

(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period less the amount attributable to the Margin and the Mandatory Cost, if any, in respect of such Loan or Unpaid Sum;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"BRIBOR" means, in relation to any Loan in SKK:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the Bratislava interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"BUBOR" means, in relation to any Loan in HUF:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the Budapest interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"Budget" means:

(a) in relation to the period beginning on 1 January 2004 and ending on 31 December 2004, the Base Case Model in agreed form to be delivered by the Parent to the Agent pursuant to Clause 4.1 (Initial conditions precedent); and

(b) in relation to any other period, the budget delivered by the Parent to the Agent in respect of that period pursuant to paragraph (a) of Clause 25.4 (Budget).

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Frankfurt, Luxembourg, New York and:

(a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b) (in relation to any date for payment or purchase of euro) any TARGET Day.

"Capex Certificate" means a certificate substantially in the form set out in Schedule 12 (Form of Capex Certificate).

"Capex Trigger Default" means an Event of Default that has occurred or occurs under Clause 28.1 (Non-payment), 28.2 (Financial covenants and other obligations) arising as a result of a breach of Clause 25.1 (Financial Statements), Clause 25.3 (Requirements as to Financial Statements), Clause 25.4 (Budget), Clause 26 (Financial Covenants)), Clause 28.5 (Cross Default) or 28.6 (Insolvency).

"Capital Expenditure" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Cash Equivalent Investments" means at any time:

(a) certificates of deposit maturing within six months after the relevant date of calculation and issued by an Acceptable Bank;

(b) any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year after the relevant date of calculation and not convertible or exchangeable to any other security;

(c) commercial paper not convertible or exchangeable to any other security:

(i) for which a recognised trading market exists;

(ii) issued by an issuer incorporated in the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State;

(iii) which matures within 180 days after the relevant date of calculation; and

(iv) which has a credit rating of either A-1 or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or P-1 or higher by Moody's Investor Services Limited;

(d) sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an Acceptable Bank (or their dematerialised equivalent);

(e) any investment accessible within 30 days in money market funds which have a credit rating of either A-1 or higher by Standard & Poor's Rating Services or Fitch Rating Ltd or P-1 or higher by Moody's Investor Services Limited and which invest substantially all their assets in securities of the types described in sub-paragraphs (a) to (d) above; or

(f) any other debt security approved by the Majority Lenders,

in each case, to which any member of the Group is beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security (other than one arising under the Transaction Security Documents).

"Cashflow" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Change of Control" means MIG ceases to control directly or indirectly the Parent. For the purposes of this definition:

"control" of the Parent means:

(a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i) cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the Parent; or

(ii) appoint or remove all, or the majority, of the directors or other equivalent officers of the Parent; or

(iii) give directions with respect to the operating and financial policies of such person with which the directors or other equivalent officers of the Parent are obliged to comply; and/or

(b) the holding beneficially of more than 50% of the issued share capital of the Parent (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

"Charged Property" means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"China Expo Disposal" means the closure of the Group's gas producing business in Shanghai, the People's Republic of China, as required by the relevant governmental authorities in the People's Republic of China.

"Closing Date" means the date on which Completion occurs.

"Commitment" means a Facility A Commitment, or Facility B Commitment, or Facility C Commitment, or a Facility D Commitment, or a Revolving Facility Commitment.

"Completion" means the completion of the Acquisition in accordance with clause 4.3 of the Acquisition Agreement and the steps of the Structure Memorandum which are stated to occur prior to or at Completion.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate).

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Parent and the Agent.

"Consolidated EBITDA" has the meaning given to such term in Clause 26.1 (Financial definitions).

"Consolidated Group" means the Parent and each of its consolidated Subsidiaries.

"Consolidated Total Net Debt" has the meaning given to such term in Clause 26.1 (Financial definitions).

"Default" means an Event of Default or any event or circumstance specified in Clause 28 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Deferred Loan" has the meaning given to such term in paragraph (a)(vii) of Clause 3.1 (Purpose).

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Trustee.

"Designated Gross Amount" has the meaning given to that term in Clause 9.2 (Availability).

"Designated Net Amount" has the meaning given to that term in Clause 9.2 (Availability).

"Disclosure Letter" means the disclosure schedule to the Acquisition Agreement.

"Divestment Assets" means the Shareholder Loans (as defined in the Acquisition Agreement).

"Divestment Costs" means any non-periodic fees, costs and expenses incurred by any Specified Holding Company in connection with contesting or defending in good faith any claim made against any vendor under any representation and warranty or indemnity under the Acquisition Agreement or any Existing Disposal Contract.

"Divestment Group" means MGG and its Subsidiaries.

"Divestment Payment" means a payment by way of loan, loan repayment or dividend made by the Company or any member of the Group directly or indirectly to KGaA or any other Specified Holding Company for the purpose of KGaA or such other Specified Holding Company discharging a liability under the Acquisition Agreement or an Existing Disposal Contract, funding a tax liability of a Specified Holding Company, under or in respect of the transactions contemplated thereby provided the circumstances giving rise to such tax occurred prior to the Closing Date or in either case contesting such a liability (provided that the aggregate amount of all such payments made to finance the contesting of such liabilities shall not exceed EUR10,000,000), such payments to be financed in full by:

(a) the proceeds of a Facility A (Divestment Tranche) Loan, a Facility B (Divestment Tranche) Loan and a Facility C (Divestment Tranche) Loan on the same date as the Utilisation Date of such Term Loans; and/or

(b) cash of any member of the Group, so long as on the date such payment is made to KGaA or such other Holding Company, the Parent provides a certificate to the Agent in the form referred to in paragraph (a)(vi) of Clause 5.2 (Completion of a Utilisation Request for Loans).

"Divestment Shares" means the MGG Shares (as defined in the Acquisition Agreement).

"Entrusted Loan" means any Financial Indebtedness of a member of the Group incorporated in the People's Republic of China to a bank where such bank acts as agent in respect of such indebtedness for another member of the Group incorporated in the People's Republic of China or Joint Venture incorporated in the People's Republic of China and in relation to which members of the Group are legally and beneficially entitled to no less than 25% of its issued share capital.

"Environmental Claim" means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

"Environmental Law" means any applicable law or regulation which relates to:

(a) the pollution or protection of the environment;

(b) harm to or the protection of human health;

(c) the conditions of the workplace; or

(d) any emission or substance capable of causing harm to any living organism or the environment.

"Environmental Permits" means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

"Environmental Report" means an environmental report prepared by URS in the agreed form relating to the Group and addressed to, and/or capable of being relied upon by, the Arrangers and the other Secured Parties.

"EURIBOR" means, in relation to any Loan in euro:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to three decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

"Event of Default" means any event or circumstance specified as such in Clause 28 (Events of Default).

"Existing Credit Agreement Indebtedness" means all indebtedness under or in relation to the Finance Documents, as such term is defined in the facilities agreement dated 28 April 2001 between, inter alia, Cornelia Verwaltungsgesellschaft GmbH and Chase Manhattan International Limited as agent.

"Existing Disposal Contracts" means each of the disposal and other contracts and liabilities specified in Schedule 13 (Existing Disposal Contracts).

"Existing Financial Indebtedness" means:

(a) indebtedness under the Existing Local Facilities; and

(b) indebtedness under each of the facilities described in the Existing Indebtedness and Security List under the heading "Debt to be refinanced: Consolidated Companies".

"Existing Guarantee" means each of the guarantees described in the Existing Indebtedness and Security List under the heading "Guarantees".

"Existing Indebtedness and Security List" means the list, in the agreed form, of Financial Indebtedness and Security of the Group.

"Existing Local Facilities" means:

(a) each of the existing facilities made available to the members of the Group specified in the Existing Indebtedness and Security List under the heading "Debt not to be refinanced : Consolidated Companies"; and

(b) any other facility made available to any members of Group, the proceeds of which are used to refinance any facility referred to in paragraph (a) above (the "original facility") in full, but only if any such other facility is on arms length terms and the maximum Financial Indebtedness under such other facility shall not exceed the maximum Financial Indebtedness permitted under such original facility.

"Existing Local Facilities Security" means:

(a) the Security for the facilities specified in the Existing Indebtedness and Security List under the heading "Securities : Consolidated Companies"; and

(b) any other Security that replaces any Security referred to in paragraph (a) above (the "existing Security") but only if such other Security is over the same assets as such existing Security and the principal amount secured by such other Security is no greater than the amount secured by such existing Security.

"Existing Peru Local Facilities" means the Existing Local Facilities made available to Messer Gases del Peru S.A.C. in a maximum aggregate amount not exceeding $7,000,000.

"Existing Security" means:

(a) Existing Local Facilities Security; and

(b) Security (if any) for the facilities specified in the Existing Indebtedness and Security List under the heading "Debt to be refinanced : Consolidated Companies".

"Excess Cashflow" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Expiry Date" means, for a Letter of Credit, the last day of its Term.

"Facility" means a Term Facility or the Revolving Facility.

"Facility A" means the term loan facility made available under this Agreement as the Facility A (Divestment Tranche) and the Facility A (Refinancing Tranches) as described in paragraph (a)(i) of Clause 2.1 (The Facilities).

"Facility A (CZK Refinancing Tranche)" means the tranche of the Facility A made available under this Agreement as described in paragraph (a)(i)(A) of Clause 2.1 (The Facilities).

"Facility A (Divestment Tranche)" means the tranche of Facility A made available under this Agreement as described in paragraph (a)(i)(F) of Clause 2.1 (The Facilities).

"Facility A (EUR Refinancing Tranche)" means the tranche of Facility A made available under this Agreement as described in paragraph (a)(i)(B) of Clause 2.1 (The Facilities).

"Facility A (HUF Refinancing Tranche)" means the tranche of Facility A made available under this Agreement as described in paragraph (a)(i)(C) of Clause 2.1 (The Facilities).

"Facility A (PLN Refinancing Tranche)" means the tranche of Facility A made available under this Agreement as described in paragraph (a)(i)(D) of Clause 2.1 (The Facilities).

"Facility A (Refinancing Tranche)" means the Facility A (CZK Refinancing Tranche), or the Facility A (EUR Refinancing Tranche), or the Facility A (HUF Refinancing Tranche), or the Facility A (PLN Refinancing Tranche), or the Facility A (SKK Refinancing Tranche).

"Facility A (SKK Refinancing Tranche)" means the tranche of Facility A made available under this Agreement as described in paragraph (a)(i)(E) of Clause 2.1 (The Facilities).

"Facility A Commitment" means a Facility A (Divestment Tranche) Commitment or a Facility A (Refinancing Tranche) Commitment.

"Facility A (CZK Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A (CZK Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A (CZK Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A (CZK Refinancing Tranche) Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A (Divestment Tranche) Commitment" means in relation to any Lender, the lesser of:

(a) the difference between the aggregate of its Facility A Commitments and its participation in Facility A (Refinancing Tranche) Loans; and

(b) EUR30,000,000,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A (EUR Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A (EUR Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A (EUR Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A (EUR Refinancing Tranche) Commitment transferred to it under this Agreement,

less the portion of the amount of such Original Lender's or, as the case may be, other Lender's participation in the Facility A (EUR Divestment Tranche) Loans, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A (HUF Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A (HUF Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A (HUF Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A (HUF Refinancing Tranche) Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A (PLN Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A (PLN Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A (PLN Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A (PLN Refinancing Tranche) Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A (Refinancing Tranche) Commitment" means a Facility A (CZK Refinancing Tranche) Commitment, or a Facility A (EUR Refinancing Tranche) Commitment, or a Facility A (HUF Refinancing Tranche) Commitment, or a Facility A (PLN Refinancing Tranche) Commitment, or a Facility A (SKK Refinancing Tranche) Commitment.

"Facility A (SKK Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A (SKK Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility A (SKK Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A (SKK Refinancing Tranche) Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A Loan" means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan.

"Facility A (CZK Refinancing Tranche) Loan" means a loan made or to be made under Facility A (CZK Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A (Divestment Tranche) Loan" means a loan made or to be made under Facility A (Divestment Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A (EUR Refinancing Tranche) Loan" means a loan made or to be made under Facility A (EUR Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A (HUF Refinancing Tranche) Loan" means a loan made or to be made under Facility A (HUF Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A (PLN Refinancing Tranche) Loan" means a loan made or to be made under Facility A (PLN Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A (Refinancing Tranche) Loan" means a Facility A (CZK Refinancing Tranche) Loan, or a Facility A (EUR Refinancing Tranche) Loan, or a Facility A (HUF Refinancing Tranche) Loan, or a Facility A (PLN Refinancing Tranche) Loan, or a Facility A (SKK Refinancing Tranche) Loan.

"Facility A (SKK Refinancing Tranche) Loan" means a loan made or to be made under Facility A (SKK Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility A Repayment Date" means each of the dates specified in paragraph (a) of Clause 10.1 (Repayment of Term Loans) as Repayment Dates.

"Facility B" means the term loan and letter of credit facility made available under this Agreement as the Facility B (Divestment Tranche) and the Facility B (Refinancing Tranches) as described in paragraph (a)(ii) of Clause 2.1 (The Facilities).

"Facility B (Divestment Tranche)" means the tranche of Facility B made available under this Agreement as described in paragraph (a)(ii)(D) of Clause 2.1 (The Facilities).

"Facility B ($ Refinancing Tranche)" means the tranche of Facility B made available under this Agreement as described in paragraph (a)(ii)(B) of Clause 2.1 (The Facilities).

"Facility B (EUR Refinancing Tranche)" means the tranche of Facility B made available under this Agreement as described in paragraph (a)(ii)(C) of Clause 2.1 (The Facilities).

"Facility B (Refinancing Tranche)" means a Facility B ($ Refinancing Tranche) or a Facility B (EUR Refinancing Tranche).

"Facility B Commitment" means Facility B (Divestment Tranche) Commitment or a Facility B (Refinancing Tranche) Commitment.

"Facility B (Divestment Tranche) Commitment" means in relation to any Lender, the lesser of:

(a) the difference between the aggregate of its Facility B Commitments and its participation in Facility B (Refinancing Tranche) Loans; and

(b) EUR30,000,000,

to the extent not cancelled, reduced or transferred by it under this Agreement,

"Facility B ($ Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility B ($ Divestment Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility B ($ Divestment Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility B (Divestment Tranche) Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility B (EUR Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility B (EUR Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility B (EUR Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility B (EUR Refinancing Tranche) Commitment transferred to it under this Agreement.

less the portion of the amount of such Original Lender's or, as the case may be, other Lender's participation in the Facility B (EUR Divestment Tranche) Loans, to the extent not cancelled, reduced or transferred by it under this Agreement

"Facility B (Refinancing Tranche) Commitment" means a Facility B ($ Refinancing Tranche) Commitment, or a Facility B (EUR Refinancing Tranche) Commitment.

"Facility B Loan" means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.

"Facility B (Divestment Tranche) Loan" means a loan made or to be made under Facility B (Divestment Tranche) or the principal amount outstanding for the time being of that loan.

"Facility B ($ Refinancing Tranche) Loan" means a loan made or to be made under Facility B ($ Divestment Tranche) or the principal amount outstanding for the time being of that loan.

"Facility B (EUR Refinancing Tranche) Loan" means a loan made or to be made under Facility B (EUR Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility B (Refinancing Tranche) Loan" means a Facility B ($ Refinancing Tranche) Loan or a Facility B (EUR Refinancing Tranche) Loan.

"Facility B Repayment Date" means each of the dates specified in paragraph (c) of Clause 10.1 (Repayment of Term Loans) as Repayment Dates.

"Facility B Utilisation" means a Facility B Loan or a Letter of Credit issued or to be issued under the Facility B.

"Facility C" means the term loan facility made available under this Agreement as the Facility C (Divestment Tranche) and the Facility C (Refinancing Tranches) as described in paragraph (a)(iii) of Clause 2.1 (The Facilities).

"Facility C (Divestment Tranche)" means the tranche of Facility C made available under this Agreement as described in paragraph (a)(iii)(B) of Clause 2.1 (The Facilities).

"Facility C (Refinancing Tranche)" means the tranche of Facility C made available under this Agreement as described in paragraph (a)(iii)(A) of Clause 2.1 (The Facilities).

"Facility C Commitment" means a Facility C (Divestment Tranche) Commitment or a Facility C (Refinancing Tranche) Commitment.

"Facility C (Divestment Tranche) Commitment" means in relation to any Lender, the lesser of:

(a) the difference between the aggregate of its Facility C Commitments and its participation in Facility C (Refinancing Tranche) Loans; and

(b) EUR30,000,000,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility C (Divestment Tranche) Loan" means a loan made or to be made under Facility C (Divestment Tranche) or the principal amount outstanding for the time being of that loan.

"Facility C Loan" means a loan made or to be made under Facility C or the principal amount outstanding for the time being of that loan.

"Facility C (Refinancing Tranche) Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility C (Refinancing Tranche) Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any Facility C (Refinancing Tranche) Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility C (Refinancing Tranche) Commitment transferred to it under this Agreement,

less the portion of the amount of such Original Lender's or, as the case may be, other Lender's participation in the Facility C (EUR Divestment Tranche) Loans, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility C (Refinancing Tranche) Loan" means a loan made or to be made under Facility C (Refinancing Tranche) or the principal amount outstanding for the time being of that loan.

"Facility C Repayment Date" means each of the dates specified in paragraph (d) of Clause 10.1 (Repayment of Term Loans) as Repayment Dates.

"Facility D" means the term loan or letter of credit facility made available under this Agreement as described in paragraph (a)(iv) of Clause 2.1 (The Facilities).

"Facility D Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility D Commitment" in Part II of Schedule 1 (The Original Parties) and the amount of any Facility D Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility D Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility D Loan" means a loan made or to be made under Facility D or the principal amount outstanding for the time being of that loan.

"Facility D Utilisation" means a Facility D Loan or a Letter of Credit issued or to be issued under the Facility D.

"Facility Office" means the office or offices notified by a Lender or an Issuing Bank to the Agent in writing on or before the date it becomes a Lender or an Issuing Bank (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"Fee Letter" means:

(a) any letter or letters dated on or about the date of this Agreement between the Arrangers and the Parent (or the Agent and the Parent or the Security Trustee and the Parent) setting out any of the fees referred to in Clause 17 (Fees); and

(b) any other agreement setting out fees referred to in Clause 17.5 (Fees payable in respect of Letters of Credit) or Clause 17.6 (Interest, commission and fees on Ancillary Facilities).

"Finance Document" means this Agreement, the Syndication Letter, any Accession Letter, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Hedging Agreement, the Intercreditor Agreement, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request and any other document designated as a "Finance Document" by the Agent and the Parent.

"Finance Party" means the Agent, the Arrangers, the Security Trustee, a Lender, the Issuing Bank, a Hedge Counterparty or any Ancillary Lender.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a) monies borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) (for the purpose of Clause 28.5 (Cross Default) only) any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value shall be taken into account);

(g) any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution (other than any such instrument issued in the ordinary course of trade of any member of the Group that is not supporting any Financial Indebtedness);

(h) any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 180 days after the date of supply;

(i) any arrangement pursuant to which an asset sold or otherwise disposed of by that person may be re-acquired by a member of the Group (whether following the exercise of an option or otherwise where one of the primary reasons for such arrangements is to raise finance);

(j) any amount raised by the issue of redeemable shares which are redeemable before the date falling 114 Months after the Closing Date;

(k) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

(l) (without double counting) the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (k) above (provided that a guarantee in respect of the item referred in paragraph (f) shall be included for the purpose of Clause 28.5 (Cross Default) only).

"Financial Investors" means the Allianz Sellers and the GS Sellers, in each case as defined in the purchase, sale and transfer agreement relating to the shares in the KgaA to be entered into on or before the Closing Date.

"Financial Quarter" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Financial Year" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Funds Flow Statement" means a funds flow statement in agreed form.

"Group" means the Parent and each of its Subsidiaries for the time being, excluding for the avoidance of doubt, the Divestment Group and the Divestment Assets.

"Group Structure Chart" means the group structure chart (and a list of all loan balances between members of the Group (and the Company) exceeding EUR500,000 (or its equivalent) and all Structural Intra-Group Loans) in the agreed form.

"Guaranteed Financial Indebtedness" means any Financial Indebtedness which is supported by a Letter of Credit (or a letter of credit or guarantee issued under an Ancillary Facility) or which is cash collateralised by a Utilisation under the Revolving Facility.

"Guarantor" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 30 (Changes to the Obligors).

"Hedge Counterparty" means a Lender or an Affiliate of a Lender which has become a party to the Intercreditor Agreement as a Hedge Counterparty in accordance with the provisions of the Intercreditor Agreement.

"Hedging Agreement" means any master agreement, confirmation, schedule or other agreement in agreed form entered into or to be entered into by a Borrower and a Hedge Counterparty for the purpose of hedging interest rate and/or currency exchange liabilities in relation to the Term Facilities in accordance with the Hedging Letter delivered to the Agent under Clause 4.1 (Initial conditions precedent).

"Hedging Letter" has the meaning given to that term in Part I of Schedule 2 (Conditions Precedent).

"High Yield Notes" means the EUR550,000,000 10,375% senior notes due 2011 issued by MGH.

"Holding Account" means an account:

(a) held by an Obligor in Luxembourg (or, if it is not reasonably practicable to hold certain Excluded Disposal Proceeds, Excluded Insurance Proceeds and Excluded Acquisition Proceeds in Luxembourg, in the jurisdiction where such proceeds arise) by a member of the Group with the Agent or Security Trustee or any of their Affiliates;

(b) identified in a letter between the Parent and the Agent as a Holding Account; and

(c) subject to Security in favour of the Security Trustee which Security is in form and substance satisfactory to the Security Trustee,

as the same may be redesignated, substituted or replaced from time to time.

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

"IBOR" means:

(a) in relation to any loan in dollars, LIBOR;

(b) in relation to any Loan in EUR, EURIBOR;

(c) in relation to any Loan in CZK, PRIBOR;

(d) in relation to any Loan in HUF, BUBOR;

(e) in relation to any Loan in PLN, WIBOR;

(f) in relation to any Loan in SKK, BRIBOR; and

(g) in relation to any Loan in any other currency, LIBOR.

"Information Memorandum" means the document in the form approved by the Parent concerning the Group which, at the request of the Company and on its behalf is to be prepared in relation to this transaction, approved by the Parent and distributed by the Arrangers prior to the Syndication Date in connection with the syndication of the Facilities.

"Information Package" means the Reports and the Base Case Model.

"Intellectual Property" means:

(a) any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered; and

(b) the benefit of all applications and rights to use such assets of each member of the Group.

"Intercreditor Agreement" means the intercreditor agreement dated the same date as this Agreement and made between the Specified Holding Companies, the Obligors, HVB Banque Luxembourg Société Anonyme as Security Trustee, HVB Banque Luxembourg S.A. as Agent, and Bayerische Hypo- und Vereinsbank AG and ING Bank N.V. as Arrangers, the Lenders, the Ancillary Lenders, the Hedge Counterparties, the borrowers and lenders of Structural Intra Group Loans and certain others.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 15 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 14.3 (Default interest).

"Issuing Bank" means each Lender identified above as Issuing Banks and any other Lender which has notified the Agent that it has agreed to the Parent's request to be an Issuing Bank pursuant to the terms of this Agreement (and if more than one Lender has so agreed, such Lenders shall be referred to whether acting individually or together as the "Issuing Bank") provided that, in respect of a Letter of Credit issued or to be issued pursuant to the terms of this Agreement, the "Issuing Bank" shall be the Issuing Bank which has issued or agreed to issue that Letter of Credit.

"Joint Venture" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

"KGaA" means Messer Griesheim Group GmbH & Co. KGaA, a German partnership limited by shares registered with the Commercial Register at the Local Court of Frankfurt am Main under No. HRB 53423.

"L/C Proportion" means in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by that Lender's Available Commitment to the relevant Available Facility immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender.

"Legal Due Diligence Report" means the legal due diligence reports in the agreed forms relating to the refinancing of the Group and addressed to, and/or capable of being relied upon by, the Arrangers and the other Secured Parties and the legal diligence report in the agreed form relating to members of the Group incorporated in the People's Republic of China.

"Legal Reservations" means:

(a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b) the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c) similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d) any other reservations and qualifications of law contained in any legal opinion delivered to the Agent pursuant to the Finance Documents.

"Lender" means:

(a) any Original Lender; and

(b) any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 29 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"Letter of Credit" means:

(a) a letter of credit, substantially in the form set out in Schedule 10 (Form of Letter of Credit) or in any other form requested by the Parent and agreed by the Agent and the Issuing Bank; or

(b) any guarantee, indemnity or other instrument in a form requested by a Borrower (or the Parent on its behalf) and agreed by the Agent and the Issuing Bank.

"LIBOR" means, in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"LMA" means the Loan Market Association.

"Loan" means a Term Loan or a Revolving Facility Loan.

"Majority Lenders" means:

(a) (for the purposes of paragraph (a) of Clause 40.1 (Required consents) in the context of a waiver in relation to a proposed Utilisation of the Revolving Facility (other than a Utilisation on the Closing Date) of the condition in Clause 4.2 (Further conditions precedent)), a Lender or Lenders whose Available Commitments and Available Ancillary Commitments with respect to the Revolving Facility aggregate more than 66 2/3 per cent. of the Available Facility and aggregate Available Ancillary Commitments with respect to the Revolving Facility; and

(b) (in any other case), a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to that reduction).

"Mandatory Cost" means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost formulae).

"Mandatory Prepayment Account" means an interest-bearing account:

(a) held in Luxembourg by a Borrower with the Agent or Security Trustee;

(b) identified in a letter between the Parent and the Agent as a Mandatory Prepayment Account;

(c) subject to Security in favour of the Security Trustee which Security is in form and substance satisfactory to the Agent and Security Trustee; and

(d) from which no withdrawals may be made by any members of the Group except as contemplated by this Agreement,

as the same may be redesignated, substituted or replaced from time to time.

"Margin" means:

(a) in relation to any Facility A (Refinancing Tranche) Loan 2.25 per cent. per annum;

(b) in relation to any Facility A (Divestment Tranche) Loan 2.50 per cent. per annum;

(c) in relation to any Facility B (Refinancing Tranche) Loan 2.75 per cent. per annum;

(d) in relation to any Facility B (Divestment Tranche) Loan, 3.00 per cent. per annum;

(e) in relation to any Facility C (Refinancing Tranche) Loan 3.25 per cent. per annum;

(f) in relation to any Facility C (Divestment Tranche) Loan 3.50 per cent. per annum;

(g) in relation to any Facility D Loan 2.50 per cent. per annum;

(h) in relation to any Revolving Facility Loan 2.25 per cent. per annum;

(i) in relation to any Unpaid Sum relating or referable to a Facility or, as the case may be, Tranche, the rate per annum specified above for that Facility; and

(j) in relation to any other Unpaid Sum, the highest rate specified above,

but if:

(i) no Default or Event of Default has occurred and is continuing;

(ii) a period of at least 12 Months has expired since the date of this Agreement; and

(iii) Debt Cover in respect of the most recently completed Relevant Period is within a range set out below,

then the Margin for each Loan under Facility A, Facility B, Facility D and the Revolving Facility will be the percentage per annum set out below in the column for that Facility opposite that range:

Debt Cover	Facility A (Refinancing Tranche) Margin % p.a.	Facility A (Divestment Tranche) Margin % p.a.	Facility B (Refinancing Tranche) Margin % p.a.	Facility B (Divestment Tranche) Margin % p.a.	Facility D Margin % p.a.	Revolving Facility Margin % p.a.
Less than or equal to 3.00:1 but more than 2.75:1	2.00	2.25	2.75	3.00	2.25	2.00
Less than or equal to 2.75:1 but more than 2.50:1	1.75	2.00	2.75	3.00	2.00	1.75
Less than or equal to 2.50:1 but more than 2.00:1	1.50	1.75	2.25	2.50	1.75	1.50
Less than or equal to 2.00:1 but more than 1.50:1	1.25	1.50	2.25	2.50	1.50	1.25
Less than or equal to 1.50:1	1.00	1.25	2.25	2.50	1.25	1.00

However:

(i) any increase or decrease in the Margin for a Loan shall take effect on the date (the "reset date") which is the first day of the next Interest Period for that Loan following receipt by the Agent of the Compliance Certificate for that Relevant Period pursuant to Clause 25.2 (Provisions and contents of Compliance Certificate);

(ii) if the effect of the above would be to cause the Margin to reduce by more than one level on any reset date (other than the first reset date falling after the expiry of 12 months since the date of the Agreement) then the Margin will decrease by one level only on that reset date;

(iii) if, following receipt by the Agent of the annual audited financial statements of the Group and related Compliance Certificate, those statements and Compliance Certificate do not confirm the basis for a reduced Margin, then the provisions of Clause 14.2 (Payment of interest) shall apply and the Margin for that Loan shall be the percentage per annum determined using the table above and the revised ratio of Debt Cover calculated using the figures in the Compliance Certificate;

(iv) while a Default or Event of an Default is continuing, the Margin for each Loan under Facility A, Facility B, Facility D and the Revolving Facility shall be the highest percentage per annum set out above for a Loan under that Facility; and

(v) for the purpose of determining the Margin, Debt Cover and Relevant Period shall be determined in accordance with Clause 26.1 (Financial definitions).

"Market Report" means a market report prepared by Spiritus in the agreed form and addressed to, and/or capable of being relied upon by, the Arrangers and the other Secured Parties.

"Material Adverse Effect" means a material adverse effect on:

(i) the financial condition, business or assets of the Group taken as a whole; or

(ii) the ability of the Group taken as a whole to perform its payment obligations under any of the Finance Documents and/or its obligations under Clause 26.2 (Financial condition) of this Agreement; or

(iii) the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Material Company" means, at any time:

(a) an Obligor; or

(b) a wholly-owned member of the Group that holds shares in an Obligor; or

(c) a Subsidiary of the Parent which:

(i) is listed in Schedule 11 (Material Companies); or

(ii) has earnings before interest, tax, depreciation and amortisation calculated on the same basis as Consolidated EBITDA, representing 5 per cent. or more of Consolidated EBITDA, or has gross assets, net assets or turnover (excluding intra-group items) representing 5 per cent., or more of the gross assets, net assets or turnover of the Group, calculated on a consolidated basis.

Compliance with the conditions set out in paragraph (c)(ii) shall be determined by reference to the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group.

However, if a Subsidiary has been acquired or is the subject of a Disposal since the date as at which the latest audited consolidated financial statements of the Group were prepared, the consolidated financial statements shall be deemed to be adjusted in order to take into account the acquisition or Disposal of that Subsidiary (that adjustment being certified by the Group's Auditors as representing an accurate reflection of the revised Consolidated EBITDA, gross assets, net assets or turnover of the Group).

A report by the Auditors of the Parent that a Subsidiary is or is not a Material Company shall, in the absence of manifest error, be conclusive and binding on all Parties.

"MGG" means Messer Griesheim Group GmbH.

"MGCH" means Messer Griesheim China Holding GmbH, a German limited liability company.

"MGH" means Messer Griesheim Holding GmbH, a German limited liability company.

"MIG" means Messer Industrie GmbH, a German limited liability company.

"MIP" means the Management Incentive Programme of the Group.

"MIP Guarantee" means a Letter of Credit in an agreed form to be issued under the Facility B (EUR Refinancing Tranche) in an amount no greater than EUR18,000,000 under which the beneficiary is the MIP or its members.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. "Monthly" shall be construed accordingly.

"Obligor" means a Borrower or a Guarantor.

"Obligors' Agent" means the Parent, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.3 (Obligors' Agent).

"Optional Currency" means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

"Original Financial Statements" means:

(a) in relation to the Parent:

(i) the pro-forma financial statements of the Group prepared by KPMG in the agreed form in relation to the Financial Year ending 31 December 2002;

(ii) the pro forma balance sheet of the Group prepared by the management of the Parent in the agreed form as at 31 December 2003;

(iii) the pro-forma balance sheet of the Group prepared by the management of the Parent in the agreed form as of 31 March 2004;

(b) in relation to each Original Obligor, its audited financial statements for its Financial Year ended 31 December 2003;

(c) in relation to any other Obligor, its audited financial statements delivered to the Agent as required by Clause 30 (Changes to the Obligors).

"Original Obligor" means an Original Borrower or an Original Guarantor.

"Parent" means Messer Griesheim Fünfte Vermögensverwaltungs GmbH.

"Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Acquisition" means:

(a) an acquisition by a member of the Group of an asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal or a Permitted Share Issue;

(b) an acquisition by a company with Cash of securities which are Cash Equivalent Investments so long as, if the acquiror is an Obligor that has granted or is required to grant security over its assets pursuant to the Transaction Security, those Cash Equivalent Investments become subject to the Transaction Security as soon as is reasonably practicable;

(c) an acquisition referred to in paragraph (ii) of the definition of Excluded Disposal Proceeds;

(d) an acquisition or subscription of shares of a company (that is not a Joint Venture) by a member of the Group that constitutes Strategic Capital Expenditure but only if:

(i) such member of the Group legally and beneficially directly or indirectly owns no less than ninety five per cent. of the issued share capital of such company immediately following such acquisition; and

(ii) (where such acquisition occurs prior to the Trigger Date and such company is incorporated in the People's Republic of China) it is a Permitted China Transaction;

(e) an acquisition or subscription by any member of the Group of or for shares in any Permitted Joint Venture but only if:

(i) no Default is continuing on the closing date for the acquisition or would reasonably be expected to occur as a result of the acquisition (treating the consideration for such acquisition as Capital Expenditure);

(ii) (where such acquisition or subscription occurs prior to the Trigger Date and such Joint Venture is incorporated, established or carries out its principal business in the People's Republic of China), such acquisition or subscription is a Permitted China Transaction;

(iii) the consideration (including associated costs and expenses) for the acquisition and (to the extent not included in the balance sheet of the Group prior to such acquisition or subscription and to the extent included after such acquisition or subscription) any Financial Indebtedness or other assumed actual or contingent liability in each case remaining in the acquired company at the date of acquisition or subscription (when aggregated with the consideration (including associated costs and expenses) for any other Permitted Acquisitions under this paragraph (e) and (to the extent not included in the balance sheet of the Group prior to such acquisition or subscription and to the extent included after such acquisition or subscription) any Financial Indebtedness or other assumed actual or contingent liability in each case remaining in any such acquired companies or businesses at the time of acquisition (the "Total Purchase Price") together with the amount of any investments in any Permitted Joint Ventures) does not exceed EUR50,000,000 (or its equivalent) in total during the term of this Agreement and does not in any Financial Year of the Parent exceed in aggregate EUR12,500,000 (or its equivalent); and

(iv) the consideration (including associated costs and expenses) for the acquisition or subscription where such member of the Group does not control such Joint Venture immediately following such acquisition or, as the case may be, subscription (a "Minority Acquisition") (when aggregated with the consideration (including associated costs and expenses) for any other Minority Acquisition under this paragraph (e) (the "Total Minority Purchase Price") together with the amount of any investments in any Permitted Minority Joint Ventures) does not exceed EUR25,000,000 (or its equivalent) in total during the term of this Agreement and does not in any Financial Year of the Parent exceed in aggregate EUR5,000,000;

(f) the acquisition of shares of Messer Tehnogas AD not owned by members of the Group at the date of this Agreement pursuant to a mandatory offer for such shares by any member of the Group provided that the net cash flow out of the Group in respect of such acquisition is no greater than EUR6,000,000 (the "Tehnogas Acquisition");

(g) the acquisition by members of the Group of all of the shares of Messer Slovnaft s.r.o. not owned at the date of this Agreement by members of the Group, provided that the total consideration paid for such shares does not exceed EUR6,000,000 (the "Slovnaft Acquisition"); and

(h) the acquisition by members of the Group of all of the shares of Shanghai Sangang - Messer Griesheim Gas Products Co., Ltd. not owned at the date of this Agreement by members of the Group, provided that the net cash flow out of the Group in respect of such acquisition is no greater than EUR4,000,000.

"Permitted China Transaction" means:

(a) a transaction (a "PRC Acquisition") by a member of the Group, for cash consideration consisting of:

(A) an acquisition of all of the issued share capital of a limited liability company;

(B) (if the acquisition is made by a limited liability company whose sole purpose is to make the acquisition) an acquisition of a business or undertaking carried on as a going concern; or

(C) a subscription for all the shares in a company,

but only if:

(i) no Default is continuing on the closing date for the acquisition or, as the case may be, subscription or would occur as a result of the acquisition or, as the case may be, subscription; and

(ii) the acquired company (or company whose shares are subscribed for), business or undertaking is incorporated or established, and carries on its principal business in the People's Republic of China;

(b) any investment in any Joint Venture (a "PRC Joint Venture") where:

(i) the Joint Venture is incorporated or established, and carries on its principal business in the People's Republic of China; and

(ii) the Joint Venture is engaged in a business substantially the same as that carried on by the Group; or

(c) any loan made by a member of the Group to a member of the Group or Joint Venture incorporated, established or carrying on its principal business in the People's Republic of China or any Letter of Credit or letter of credit or guarantee issued under any Ancillary Facility for the purpose of supporting any indebtedness of any member of the Group or Joint Venture incorporated in the People's Republic of China (a "PRC Loan");

(d) any indebtedness of any member of Group incorporated, established or carrying on its principal business in the People's Republic of China that is Guaranteed Financial Indebtedness ("PRC Guaranteed Financial Indebtedness");

(e) any Financial Indebtedness of any member of the Group incorporated, established or carrying on its principal business in the People's Republic of China under facilities provided by banks or financial institutions in the People's Republic of China ("PRC Net Local Facilities");

(f) any indebtedness of any member of the Group incorporated in the People's Republic of China under Ancillary Facilities ("PRC Ancillary Facilities"),

so long as the aggregate of:

(i) the consideration (including associated costs and expenses) for each PRC Acquisition and (to the extent not included in the balance sheet of the Group prior to the relevant PRC Acquisition and to the extent included after such PRC Acquisition) any Financial Indebtedness or other assumed actual or contingent liability in each case remaining in the acquired company (or any such business) at the date of the relevant PRC Acquisition;

(ii) the aggregate of:

(A) all amounts subscribed for shares in, lent to or invested in all PRC Joint Ventures by any member of the Group;

(B) the contingent liabilities of any member of the Group under any guarantee given in respect of the liabilities of a PRC Joint Venture; and

(C) the market value of any assets transferred by any member of the Group to any PRC Joint Venture;

(iii) the outstanding amount of PRC Loans;

(iv) the aggregate of the PRC Guaranteed Financial Indebtedness;

(v) the aggregate of the PRC Net Local Facilities net of the amount of Cash and Cash Equivalent Investments legally and beneficially owned by the relevant members of the Group incorporated, established or carrying on its principal business in the People's Republic of China; and

(vi) the aggregate of PRC Ancillary Facilities,

(without double counting) does not exceed EUR50,000,000 (or its equivalent).

"Permitted Disposal" means any sale, lease, licence, transfer or other disposal which (except in the case of paragraphs (i), (ii)(A), (iii) and (iv) of paragraph (b) below) is:

(a) of trading stock or cash made by any member of the Group in the ordinary course of trading of the disposing entity;

(b) of any asset by a member of the Group (the "Disposing Company") to another member of the Group, (which, in relation to any time prior to the Trigger Date, is not incorporated in the People's Republic of China unless such transaction is a Permitted China Transaction) (the "Acquiring Company"), but if:

(i) the Disposing Company is an Obligor, the Acquiring Company must also be an Obligor;

(ii) the Disposing Company is a wholly owned Subsidiary of the Parent, either (A) the Acquiring Company must also be a wholly owned Subsidiary of the Parent or (B) the transaction is on arm's length terms for cash consideration and such asset is other than shares, businesses or Intellectual Property;

(iii) the Disposing Company had given Security over the asset, the Acquiring Company must give substantially equivalent Security over that asset; and

(iv) the Disposing Company is a Guarantor, the Acquiring Company must be a Guarantor;

(c) of assets (other than shares, businesses and Intellectual Property) in exchange for other assets comparable or superior as to type, value or quality;

(d) of obsolete or redundant vehicles, plant and equipment for cash;

(e) of assets by a member of the Group (other than shares, businesses or Intellectual Property) that are surplus to the requirements of such member of the Group, for cash where the aggregate of the net consideration receivable in respect of all such assets in any Financial Year of the Parent shall not exceed EUR2,500,000;

(f) of Cash Equivalent Investments for cash or in exchange for other Cash Equivalent Investments;

(g) constituted by a licence of intellectual property rights permitted by Clause 27.26 (Intellectual Property);

(h) to a Joint Venture, to the extent permitted by Clause 27.9 (Joint ventures);

(i) arising as a result of any Permitted Security;

(j) of fixed assets where the proceeds of disposal are used within 12 months of that disposal to purchase Replacement Disposed Assets;

(k) of the business or shares of Messer Gases del Peru S.A.C. on arm's length terms for cash consideration (the "Peru Disposal");

(l) arising in connection with the incurrence of a permitted finance lease;

(m) of shares in a Joint Venture where such Joint Venture was not, prior to such disposal, a member of the Group provided that such Disposal is for cash consideration and the relevant Disposal Proceeds are promptly paid into the Mandatory Prepayment Account, notwithstanding Clause 13.10 (Limitations);

(n) of shares in a Dormant Subsidiary;

(o) leases of any property having a term of 6 months or less owned by members of the Group which do not materially reduce the value of such property; or

(p) that is a Permitted Distribution;

(q) of assets (other than shares) for cash where the net consideration receivable (when aggregated with the higher of the market value and net consideration receivable for any other sale, lease, licence, transfer or other disposal not allowed under the preceding paragraphs or as a Permitted Transaction) does not exceed EUR20,000,000 (or its equivalent) in total during the term of this Agreement and does not exceed EUR5,000,000 (or its equivalent) in any Financial Year of the Parent.

"Permitted Distribution" means:

(a) the payment of a dividend to the Parent or any of its wholly-owned Subsidiaries or a share capital reduction of, or share buy-back by, any wholly owned Subsidiary of the Parent;

(b) a Divestment Payment made by way of dividend;

(c) the payment of a dividend by the Parent or the Company for the purpose of financing the payment of any management, advisory or other fees or costs or non-executive directors' fees of any Specified Holding Company, so long as the aggregate amount of such dividends (without double counting) does not in any Financial Year of the Parent exceed in aggregate EUR250,000 or its equivalent; or

(d) at any time after the Trigger Date, the payment of a dividend by the Parent to the Company and any payment of a dividend by a Specified Holding Company using the proceeds of such payment of an aggregate amount, without double counting, not exceeding EUR1,000,000 in any Financial Year of the Parent but only if no Default has occurred and is continuing and no Default will arise as a result of such payment.

"Permitted Financial Indebtedness" means Financial Indebtedness:

(a) which is Guaranteed Financial Indebtedness provided that if such Guaranteed Financial Indebtedness is incurred prior to the Trigger Date by a member of the Group or Joint Venture incorporated, established or carrying out its principal business in the People's Republic of China, such Permitted Financial Indebtedness is a Permitted China Transaction;

(b) arising under a foreign exchange transaction for spot or forward delivery entered into in connection with protection against actual or anticipated fluctuations in currency rates where that foreign exchange exposure arises in the ordinary course of trade or in respect of Utilisations made in Optional Currencies, but not a foreign exchange transaction for investment or speculative purposes;

(c) arising under a Permitted Loan or a Permitted Guarantee provided that if such Permitted Loan is made prior to the Trigger Date to or such Permitted Guarantee relates to indebtedness incurred prior to the Trigger Date by a member of the Group incorporated, established or carrying out its principal business in the People's Republic of China, such Permitted Loan or, as the case may be, Permitted Guarantee must be a Permitted China Transaction;

(d) of any person acquired by a member of the Group after the Closing Date which is incurred under arrangements in existence at the date of acquisition, but not incurred or increased or its maturity date extended in contemplation of, or since, that acquisition, and outstanding only for a period of three months following the date of acquisition;

(e) under finance or capital leases of vehicles, plant, equipment or computers, provided that the aggregate capital value of all such items so leased under outstanding leases by members of the Group does not exceed EUR10,000,000 (or its equivalent in other currencies) at any time;

(f) raised under Existing Local Facilities of an amount, in respect of each such Existing Local Facility, not exceeding the maximum principal amount referred to in the Existing Indebtedness and Security List under the heading "Debt not to be Refinanced" provided that if any such indebtedness is outstanding prior to the Trigger Date under Existing Local Facilities incurred by a member of the Group incorporated, established or carrying out its principal business in the People's Republic of China, such indebtedness is a Permitted China Transaction;

(g) (in relation to the period from and including the date of this Agreement to and including the earlier to occur of (i) the date of the Disposal of Messer Gases del Peru S.A.C. by the Parent and (ii) the date falling 90 days after the Closing Date) raised under the Existing Peru Local Facilities;

(h) in relation to the period from and including the date of this Agreement to and including the Closing Date, the Existing Financial Indebtedness; and

(i) not permitted by the preceding paragraphs (other than paragraph (f)) or as a Permitted Transaction and which is raised by any member of the Group (including under Existing Local Facilities) of, in relation to any time prior to the Trigger Date, an aggregate amount not exceeding EUR40,000,000 or its equivalent, or in relation to any time after the Trigger Date an aggregate amount not exceeding EUR85,000,000 or its equivalent provided that any such indebtedness incurred prior to the Trigger Date by a member of the Group incorporated, established or carrying out its principal business in the People's Republic of China, is a Permitted China Transaction; or

(j) arising under Entrusted Loans.

"Permitted Guarantee" means:

(a) the endorsement of negotiable instruments in the ordinary course of trade;

(b) any performance or similar bond guaranteeing performance by a member of the Group under any contract entered into or contract that is proposed to be entered into in the ordinary course of trade or in relation to its occupation of leased premises;

(c) any guarantee of a Joint Venture to the extent permitted by Clause 27.9 (Joint ventures);

(d) any guarantee of Permitted Financial Indebtedness provided that if such Permitted Financial Indebtedness is incurred prior to the Trigger Date by a member of the Group incorporated, established or carrying on its principal business in the People's Republic of China, it is a Permitted China Transaction;

(e) any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (b) of the definition of Permitted Security;

(f) any guarantee given by a member of the Group in respect of the obligations of another member of the Group (other than a Joint Venture) which would, if it were a loan by that member of the Group to the other member of the Group, be permitted under Clause 27.17 (Loans or credit); or

(g) any Existing Guarantee or replacement of such Existing Guarantee where the guarantor under such Existing Guarantee is a Specified Holding Company and the guarantor under such replacement guarantee is the Parent but only if the aggregate indebtedness under such replacement guarantee is no greater than under the Existing Guarantee and the other terms of such replacement guarantee are the same in all material respects to the relevant Existing Guarantee.

"Permitted Joint Venture" means investments in, loans to, or guarantees in respect of any Joint Venture where:

(a) (in relation to any investment prior to the Trigger Date to a Joint Venture which is incorporated established, or carries on its principal business in the People's Republic of China), such investment is a Permitted China Transaction;

(b) the Joint Venture is engaged in a business substantially the same as that carried on by the Group;

(c) the aggregate (the "Joint Venture Investment") of:

(i) all amounts subscribed for shares in, lent to, or invested in all such Joint Ventures by any member of the Group;

(ii) the contingent liabilities of any member of the Group under any guarantee given in respect of the liabilities of any such Joint Venture; and

(iii) the market value of any assets transferred by any member of the Group to any such Joint Venture,

in each case after the date of this Agreement, when aggregated with the Total Purchase Price in respect of Permitted Acquisitions permitted pursuant to sub-paragraph (e) of the definition of Permitted Acquisition does not exceed EUR50,000,000 (or its equivalent in other currencies) and does not in any Financial Year of the Parent exceed in aggregate EUR12,500,000 (or its equivalent); and

(d) the aggregate Joint Venture Investment where the Joint Venture is not controlled by a member of the Group immediately following such Joint Venture Investment (a "Permitted Minority Joint Venture") in each case after the date of this Agreement, when aggregated with the Total Minority Purchase Price in respect of Permitted Acquisitions permitted pursuant to paragraph (e)(iv) of the definition of Permitted Acquisitions does not exceed EUR25,000,000 (or its equivalent in other currencies) and does not in any Financial Year of the Parent exceed in aggregate EUR5,000,000 (or its equivalent).

"Permitted Loan" means:

(a) any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of its trading activities;

(b) Financial Indebtedness which is referred to in the definition of, or otherwise constitutes, Permitted Financial Indebtedness (except under paragraph (d) of that definition);

(c) a loan made to a Joint Venture to the extent permitted under Clause 27.9 (Joint ventures);

(d) a loan made by an Obligor to another Obligor not incorporated in the People's Republic of China or made by a member of the Group which is not an Obligor to another member of the Group provided that if such loan is made to a member of the Group incorporated, established or carrying on its principal business in the People's Republic of China, it is a Permitted China Transaction;

(e) a loan made by a member of the Group to an employee or director of any member of the Group if the amount of that loan when aggregated with the amount of all loans to employees and directors by members of the Group does not exceed EUR3,000,000 (or its equivalent) at any time;

(f) any loan made on or after the date of this Agreement:

(i) by an Obligor to a member of the Group that is not an Obligor provided that if such loan is made to a member of the Group incorporated, established or carrying on its principal business in the People's Republic of China, it is a Permitted China Transaction;

(ii) made by a member of the Group to a person that is not a member of the Group,

so long as the aggregate amount of the Financial Indebtedness under such loans does not exceed EUR7,500,000 (or its equivalent) at any time; or

(g) a Divestment Payment, if made by way of a loan; and

(h) so long as in the case of paragraph (d), (f) (i) and (g) above:

(i) the creditor of such Financial Indebtedness shall (if it is an Obligor) grant security over its rights in respect of such Financial Indebtedness in favour of the Lenders on terms acceptable to the Agent (acting on the instructions of the Majority Lenders) subject to and consistent with the Security Principles and it shall be party to the Intercreditor Agreement as an intercompany lender; and

(ii) unless (1) neither the creditor nor the debtor is an Obligor or (2) the aggregate amount of loans from such member of the Group to such other member of the Group does not exceed EUR500,000, the creditor and the debtor of such Financial Indebtedness shall be party to the Intercreditor Agreement as intercompany creditor and intercompany debtor respectively;

(iii) no less than 95 per cent. of the entire issued share capital of the debtor is directly or indirectly owed by the Parent; and

(iv) if such loan is made or, as the case may be, Financial Indebtedness is incurred prior to the Trigger Date by a Member of the Group incorporated, established or carrying out its principal business in the People's Republic of China, such Financial Indebtedness is a Permitted China Transaction.

For the purposes of this definition, "loan" includes any guarantee permitted pursuant to paragraph (f) of the definition of Permitted Guarantee.

"Permitted Payment" means:

(a) an interest payment and/or principal repayment under any Structural Intra Group Loans; and

(b) a Divestment Payment or the Deferred Loan.

provided that such payment is made when (except in the case of paragraph (a) above) no Default is continuing or would occur immediately after the making of the payment.

"Permitted Security" means:

(a) any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(b) any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances of members of the Group (including an Ancillary Facility which is an overdraft comprising more than one account) but only so long as (i) such arrangement does not permit credit balances of Obligors to be netted or set off against debit balances of members of the Group which are not Obligors and (ii) such arrangement does not give rise to other Security over the assets of Obligors in support of liabilities of members of the Group which are not Obligors;

(c) any Security or Quasi-Security over or affecting any asset acquired by a member of the Group after the Closing Date if:

(i) the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(ii) the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group; and

(iii) the Security or Quasi-Security is removed or discharged within 3 months of the date of acquisition of such asset;

(d) any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the Closing Date, where the Security or Quasi-Security is created prior to the date on which that company becomes a member of the Group; if

(i) the Security or Quasi-Security was not created in contemplation of the acquisition of that company;

(ii) the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(iii) the Security or Quasi-Security is removed or discharged within 3 months of that company becoming a member of the Group;

(e) any Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Group in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any member of the Group;

(f) any Security or Quasi-Security (existing as at the date of this Agreement) over assets of any member of the Target Group so long as the Security or Quasi-Security is irrevocably removed or discharged by no later than the Closing Date;

(g) any Quasi-Security arising as a result of a disposal which is a Permitted Disposal;

(h) any Security or Quasi-Security arising as a consequence of any finance lease permitted pursuant to paragraph (f) of the definition of "Permitted Financial Indebtedness";

(i) any Existing Local Facilities Security;

(j) in relation to the period from and including the date of this Agreement to and including the Closing Date, the Existing Security;

(k) Security over goods or documents arising in the ordinary course of letter of credit transactions entered into by members of the Group in the ordinary course of trade;

(l) Security arising under the general business conditions of any credit institution with whom any member of the Group maintains a banking relationship in the ordinary course of business; or

(m) Security or Quasi Security arising over rent deposits in relation to operating leases entered into by members of the Group in the ordinary course of trade.

"Permitted Share Issue" means an issue of:

(a) ordinary shares by the Parent to the Company, paid for in full in cash upon issue and which by their terms are not redeemable and where (i) such shares are of the same class and on the same terms as those initially issued by the Parent and (ii) such issue does not lead to a Change of Control of the Parent; and

(b) shares by a member of the Group which is a Subsidiary to its immediate Holding Company where (if the existing shares of the Subsidiary are the subject of the Transaction Security) the newly-issued shares also become subject to the Transaction Security on the same terms.

"Permitted Transaction" means:

(a) any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Finance Documents;

(b) the solvent liquidation or reorganisation or other similar solvent reorganisation transaction (including, for the avoidance of doubt, amalgamations) (provided that such liquidation, reorganisation or other transaction would not adversely affect the Transaction Security or the rights of the Finance Parties under the Finance Documents) of any member of the Group so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to other members of the Group;

(c) transactions (other than the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm's length terms; or

(d) any payments or other transactions contemplated by the Structure Memorandum or the Restructuring.

"Post-Closing Restructuring" means the steps in the Structure Memorandum stated to be post-completion steps therein.

"PRIBOR" means, in relation to any Loan in CZK:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the Prague interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"Pre-Closing Restructuring" means the steps in the Structure Memorandum stated to be pre-completion steps therein.

"Qualifying Lender" has the meaning given to that term in Clause 18 (Tax gross up and indemnities).

"Quarter Date" means the last day of a Financial Quarter.

"Quasi Security" has the meaning given to that term in Clause 27.14 (Negative pledge).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined:

(a) (if the currency is sterling) the first day of that period;

(b) (if the currency is euro) two TARGET Days before the first day of that period; or

(c) (for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

"Reference Banks" means the Agent, Bayerische Hypo-und Vereinsbank AG and ING Bank N.V. (or any of their Affiliates) or, in any such case, such other banks as may be appointed by the Agent with the consent of the Parent not to be unreasonably withheld or delayed.

"Refinancing Assets" means the KGaA and its Subsidiaries at the date of the Acquisition Agreement other than Messer Griesheim GmbH and its subsidiaries incorporated in England and Wales, Federal Republic of Germany and any state of the United States of America.

"Relevant Interbank Market" means in relation to:

(a) euro, the European interbank market;

(b) CZK, the Prague interbank market;

(c) HUF, the Budapest interbank market;

(d) PLN, the Warsaw interbank market;

(e) SKK, the Bratislava interbank market; and

(f) dollars and any other currency, the London interbank market.

"Relevant Jurisdiction" means, in relation to an Obligor:

(a) its jurisdiction of incorporation;

(b) any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c) any jurisdiction where it conducts its business;

(d) the jurisdiction whose laws govern the perfection of any of the Transaction Security Documents entered into by it.

"Relevant Period" has the meaning given to that term in Clause 26.1 (Financial definitions).

"Renewal Request" means a written notice delivered to the Agent in accordance with Clause 6.6 (Renewal of a Letter of Credit).

"Repayment Date" means a Facility A Repayment Date, Facility B Repayment Date, Facility C Repayment Date, Facility D Repayment Date or the last day of an Interest Period for a Revolving Facility Loan.

"Repayment Instalment" means each instalment for repayment of the Term Loans referred to in Clause 10.1 (Repayment of Term Loans).

"Repeating Representations" means each of the representations set out in Clause 24.2 (Status) to Clause 24.7 (Governing law and enforcement), Clause 24.11 (No default), paragraph (g) of Clause 24.13 (No misleading information), paragraphs (f), (g) and (h) of Clause 24.14 (Original Financial Statements), Clause 24.20 (Ranking) to Clause 24.22 (Legal and beneficial ownership) and Clause 24.29 (Centre of main interests and establishments).

"Replacement Disposed Assets" has the meaning given to such term in Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow).

"Reports" means the Accountants' Report, the Legal Due Diligence Report, the Environmental Report, the Market Report, and the Structure Memorandum.

"Resignation Letter" means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

"Restructuring" means the Pre-Closing Restructuring and the Post-Closing Restructuring.

"Revolving Facility" means the revolving credit facility made available under this Agreement as described in paragraph (a)(v) of Clause 2.1 (The Facilities).

"Revolving Facility Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Revolving Facility Commitment" in Part I or Part II of Schedule 1 (The Original Parties) and the amount of any other Revolving Facility Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Revolving Facility Commitment transferred to it under this Agreement,

to the extent not transferred by it, cancelled or reduced under this Agreement.

"Revolving Facility Loan" means a loan made or to be made under the Revolving Facility or the principal amount outstanding for the time being of that loan.

"Revolving Facility Utilisation" means a Revolving Facility Loan or a Letter of Credit issued or to be issued under the Revolving Facility.

"Rollover Loan" means one or more Revolving Facility Loans:

(a) made or to be made on the same day that:

(i) a maturing Revolving Facility Loan is due to be repaid; or

(ii) a demand by the Agent pursuant to a drawing in respect of a Letter of Credit is due to be met;

(b) the aggregate amount of which is equal to or less than the maturing Revolving Facility Loan or the relevant claim in respect of that Letter of Credit;

(c) in the same currency as the maturing Revolving Facility Loan (unless it arose as a result of the operation of Clause 8.2 (Unavailability of a currency)) or the relevant claim in respect of that Letter of Credit; and

(d) made or to be made to the same Borrower for the purpose of:

(i) refinancing that maturing Revolving Facility Loan; or

(ii) satisfying the relevant claim in respect of that Letter of Credit.

"Screen Rate" means:

(a) in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period;

(b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

(c) in relation to PRIBOR, the percentage rate per annum determined for the relevant period;

(d) in relation to BRIBOR, the percentage rate per annum determined for the relevant period;

(e) in relation to WIBOR, the percentage rate per annum determined for the relevant period; and

(f) in relation to BUBOR, the percentage rate per annum determined for the relevant period,

displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Parent and the Lenders.

"Secured Parties" means each Finance Party (including any Affiliate of a Lender which is an Ancillary Lender).

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Security Principles" means the security principles set out in Schedule 14 (Security Principles).

"Selection Notice" means a notice substantially in the form set out in Part II of Schedule 3 (Requests) given in accordance with Clause 15 (Interest Periods) in relation to a Term Facility.

"Signatories" means:

(a) two Geschaeftsfuehrer; or

(b) one Geschaeftsfuehrer and one senior manager (Prokurist).

"Slovnaft Acquisition" has the meaning given to such term in paragraph (g) of the definition of Permitted Acquisition.

"Slovnaft Loan" has the meaning given to such term in paragraph (vi) of Clause 3.1 (Purpose).

"Specified Holding Company" means MIG, the KGaA, Messer Group Vermögensverwaltungs GmbH, Messer Griesheim Holding GmbH, the Company and the Parent.

"Specified Time" means a time determined in accordance with Schedule 9 (Timetables).

"Strategic Capital Expenditure" means:

(a) any Capital Expenditure identified as Strategic Capital Expenditure in any Budget delivered pursuant to this Agreement; and

(b) any other Capital Expenditure in respect of new plants (opened in connection with new contracts) or the expansion of capacity at existing plants,

excluding, for the avoidance of doubt, maintenance Capital Expenditure and purchases of replacement equipment or distribution equipment and including such expenditure referred to in paragraphs (a) or (b) above to acquire shares or interests in Joint Ventures or companies in accordance with this Agreement.

"Structural Intra-Group Loans" means the loans made by one member of the Group to another member of the Group and the inter-company credit and debit balances, in each case arising pursuant to the transactions specified in the Structure Memorandum.

"Structure Memorandum" means the agreed form structure paper entitled "Transaction Report" in the agreed form describing the Group, the Restructuring and the Acquisition and prepared by Freshfields Bruckhaus Deringer in the agreed form.

"Subsidiary" means in relation to any company or corporation, a company or corporation:

(a) which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b) more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(c) which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

"Swiss Borrowers" means (i) Sauerstoffwerk Lenzburg A.G. and (ii) any entities acceding to this Agreement as a Borrower and qualifying as a Swiss resident (Inländer) pursuant to art. 9 of the Swiss Federal Withholding Tax Statute.

"Syndication Date" has the meaning given to that term in the Syndication Letter.

"Syndication Letter" means the letter so described dated on or about the date of this Agreement between the Arrangers and the Company.

"TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Taxes Act" means the Income and Corporation Taxes Act 1988.

"Tehnogas Acquisition" has the meaning given to such term in paragraph (f) of the definition of Permitted Acquisition.

"Tehnogas Loan" has the meaning given to such term in paragraph (v) of Clause 3.1 (Purpose).

"Ten Non-Bank Regulations" means, at any time, the explanatory notes of the Swiss Federal Tax Administration No. S-02.128 (1.2000) and S-02. 122.1 (4.1999) or legislation or explanatory notes addressing the same issues which are in force at such time.

"Term" means each period determined under this Agreement for which the Issuing Bank is under a liability under a Letter of Credit.

"Term Facility" means Facility A, Facility B, Facility C or Facility D.

"Termination Date" means:

(a) in relation to Facility A, the date falling 84 months after the Closing Date;

(b) in relation to Facility B, the date falling 96 months after the Closing Date;

(c) in relation to Facility C, the date falling 108 months after the Closing Date;

(d) in relation to Facility D, the date falling 84 months after the Closing Date;

(e) in relation to the Revolving Facility the date falling 84 months after the Closing Date.

"Term Loan" means a Facility A Loan, a Facility B Loan, Facility C Loan or a Facility D Loan.

"Term Utilisation" means a Term Loan under any Term Facility or a Letter of Credit issued or to be issued under the Facility B or the Facility D.

"Total Commitments" means the aggregate of the Total Facility A Commitments, the Total Facility B Commitments, the Total Facility C Commitments, the Total Facility D Commitments and the Total Revolving Facility Commitments at the date of this Agreement.

"Total Facility A Commitments" means the aggregate of the Total Facility A ((CZK Refinancing Tranche) Commitments, the Total Facility A (EUR Refinancing Tranche) Commitments, the Total Facility A (HUF Refinancing Tranche) Commitments, the Total Facility A (PLN Refinancing Tranche) Commitments, the Total Facility A (SKK Refinancing Tranche) Commitments and the Total Facility A (Divestment Tranche) Commitments at the date of this Agreement.

"Total Facility A (CZK Refinancing Tranche) Commitment" means the aggregate of the Facility A (CZK Refinancing Tranche) Commitments, being EUR14,000,000 at the date of this Agreement.

"Total Facility A (Divestment Tranche) Commitment" means the aggregate of the Facility A (Divestment Tranche) Commitments.

"Total Facility A (EUR Refinancing Tranche) Commitment" means the aggregate of the Facility A (EUR Refinancing Tranche) Commitments, being EUR125,000,000 at the date of this Agreement.

"Total Facility A (HUF Refinancing Tranche) Commitment" means the aggregate of the Facility A (HUF Refinancing Tranche) Commitments, being EUR45,000,000 at the date of this Agreement.

"Total Facility A (PLN Refinancing Tranche) Commitment" means the aggregate of the Facility A (PLN Refinancing Tranche) Commitments, being EUR14,000,000 at the date of this Agreement.

"Total Facility A (SKK Refinancing Tranche) Commitment" means the aggregate of the Facility A (SKK Refinancing Tranche) Commitments, being EUR5,000,000 at the date of this Agreement.

"Total Facility B Commitments" means the aggregate of the Total Facility B ($ Refinancing Tranche) Commitments, the Total Facility B (EUR Refinancing Tranche) Commitments and the Total Facility B (Divestment Tranche) Commitment at the date of this Agreement.

"Total Facility B ($ Refinancing Tranche) Commitments" means the aggregate of the Facility B ($ Refinancing Tranche) Commitments, being EUR6,000,000 at the date of this Agreement.

"Total Facility B (Divestment Tranche) Commitments" means the aggregate of the Facility B (Divestment Tranche) Commitments.

"Total Facility B (EUR Refinancing Tranche) Commitments" means the aggregate of the Facility B (EUR Refinancing Tranche) Commitments, being EUR89,000,000 at the date of this Agreement.

"Total Facility C Commitments" means the aggregate of the Total Facility (C Refinancing Tranche) Commitments and the Total Facility C (Divestment Tranche) Commitments.

"Total Facility C (Divestment Tranche) Commitments" means the aggregate of the Facility C (Divestment Tranche) Commitments.

"Total Facility C (Refinancing Tranche) Commitments" means the aggregate of the Facility C (Refinancing Tranche) Commitments, being EUR95,000,000 at the date of this Agreement.

"Total Facility D Commitments" means the aggregate of the Facility D Commitments, being EUR50,000,000 at the date of this Agreement.

"Total Revolving Facility Commitments" means the aggregate of the Revolving Facility Commitments, being EUR75,000,000 at the date of this Agreement.

"Tranche" means a Facility A (Refinancing Tranche), the Facility A (Divestment Tranche), a Facility B (Refinancing Tranche), the Facility B (Divestment Tranche), a Facility C (Refinancing Tranche) or the Facility C (Divestment Tranche).

"Transaction Costs" means all non-periodic fees, costs and expenses, stamp, registration and other Taxes incurred by the Company or any other member of the Group in connection with the Restructuring or the Transaction Documents.

"Transaction Documents" means the Finance Documents, the Acquisition Documents and the Constitutional Documents.

"Transaction Security" means the Security created or expressed to be created in favour of the Security Trustee or any of the other Finance Parties pursuant to the Transaction Security Documents.

"Transaction Security Documents" means each of the documents listed as being a Transaction Security Document in paragraph 3(g) of Part I of Schedule 2 (Conditions Precedent) and any document required to be delivered to the Agent under paragraph 13 of Part II of Schedule 2 (Conditions Precedent) together with any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

"Transfer Certificate and Lender Accession Undertaking" means an agreement substantially in the form set out in Schedule 5 (Form of Transfer Certificate and Lender Accession Undertaking) or any other form agreed between the Agent and the Parent.

"Transfer Date" means, in relation to a transfer, the later of:

(a) the proposed Transfer Date specified in the Transfer Certificate and Lender Accession Undertaking; and

(b) the date on which the Agent executes the Transfer Certificate and Lender Accession Undertaking.

"Treasury Transactions" means any derivative transaction entered into in connection with protection against or benefit from actual or anticipated fluctuation in any rate or price.

"Trigger Date" means the date upon which the Agent receives a Compliance Certificate confirming that for a Relevant Period ending more than 12 months after the Closing Date the ratio of Consolidated Total Net Debt to Consolidated EBITDA is less than 2:1.

"Twenty Non-Bank Rule" means the regulations pursuant to the explanatory note S-02.122.1(4.99) of the Swiss Federal Tax Administration (or legislation or explanatory notes addressing the same issues which are in force at such time) pursuant to which the aggregate number of persons and legal entities which are not Swiss Qualifying Lenders and to which a Swiss Borrower owes interest bearing borrowed money under all interest-bearing instruments taken together (other than bond issues which are subject to Swiss Withholding Tax), shall not exceed twenty at any time in order not to trigger Swiss Withholding Tax.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Utilisation" means a Loan or a Letter of Credit.

"Utilisation Date" means the date on which a Utilisation is made.

"Utilisation Request" means a notice substantially in the relevant form set out in Part I of Schedule 3 (Requests).

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

"Vendor" means MGH in its capacity as seller (and the Company in its capacity as substitute seller) under the Acquisition Agreement.

"WIBOR" means, in relation to any Loan in PLN:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to five decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the Warsaw interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

1.2 Construction

(a) Unless a contrary indication appears a reference in this Agreement to:

(i) the "Agent", any "Arranger", any "Finance Party", any "Issuing Bank", any "Lender", any "Obligor", any "Party", any "Secured Party", the "Security Trustee" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Trustee, any person for the time being appointed as Security Trustee or Security Trustees in accordance with the Finance Documents;

(ii) a document in "agreed form" is a document which is previously agreed in writing by or on behalf of the Parent and the Agent or, if not so agreed, is in the form specified by the Agent;

(iii) "assets" includes present and future properties, revenues and rights of every description;

(iv) the "European interbank market" means the interbank market for euro operating in Participating Member States;

(v) a "Finance Document" or a "Transaction Document" or any other agreement or instrument is a reference to that Finance Document or Transaction Document or other agreement or instrument as amended or novated (however fundamentally);

(vi) "guarantee" means (other than in Clause 23 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii) a Lender's "participation" in relation to a Letter of Credit, shall be construed as a reference to the relevant amount that is or may be payable by a Lender in relation to that Letter of Credit;

(ix) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(x) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, compliance with which is customary by a relevant class or category of persons) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xi) a provision of law is a reference to that provision as amended or re-enacted; and

(xii) a time of day is a reference to Luxembourg time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Borrower providing "cash cover" for a Letter of Credit or an Ancillary Facility means a Borrower paying an amount in the currency of the Letter of Credit (or, as the case may be, Ancillary Facility) to an interest-bearing account in the name of the Borrower and the following conditions being met:

(i) the account is with the Agent (if the cash cover is to be provided for all the Lenders) or with a Lender or Ancillary Lender (if the cash cover is to be provided for that Lender or Ancillary Lender);

(ii) until no amount is or may be outstanding under that Letter of Credit or Ancillary Facility, withdrawals from the account may only be made to pay a Finance Party amounts due and payable to it under this Agreement in respect of that Letter of Credit or Ancillary Facility; and

(iii) the Borrower has executed a security document over that account, in form and substance satisfactory to the Agent or the Lender or Ancillary Lender with which that account is held, creating a first ranking security interest over that account.

(e) A Default or Event of Default is "continuing" if it has not been remedied or waived.

(f) A Borrower "repaying" or "prepaying" a Letter of Credit or Ancillary Outstandings means:

(i) that Borrower providing cash cover for that Letter of Credit or in respect of the Ancillary Outstandings;

(ii) the maximum amount payable under the Letter of Credit or Ancillary Facility being reduced or cancelled in accordance with its terms; or

(iii) the Issuing Bank or Ancillary Lender being satisfied that it has no further liability under that Letter of Credit or Ancillary Facility,

and the amount by which a Letter of Credit is, or Ancillary Outstandings are, repaid or prepaid under sub-paragraphs (f)(i) and (f)(ii) above is the amount of the relevant cash cover or reduction.

(g) An amount borrowed includes any amount utilised by way of Letter of Credit or under an Ancillary Facility.

(h) A Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit.

(i) An outstanding amount of a Letter of Credit at any time is the maximum amount that is or may be payable by the relevant Borrower in respect of that Letter of Credit at that time.

1.3 Currency Symbols and Definitions

"CZK" denotes the lawful currency of the Czech Republic, "$" and "dollars" denote lawful currency of the United States of America, "EUR" and "euro" means the single currency unit of the Participating Member States, "HUF" means the lawful currency of the Republic of Hungary, "PLN" means the lawful currency of the Republic of Poland and "SKK" means the lawful currency of Slovakia Republic.

1.4 Third party rights

(a) Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

SECTION 2

THE FACILITIES

2. THE FACILITIES

2.1 The Facilities

(a) Subject to the terms of this Agreement, the Lenders make available:

(i) a multicurrency term loan facility in an aggregate amount the Base Currency Amount of which is equal to the Total Facility A Commitments, consisting of:

(A) a CZK currency term loan tranche in an aggregate amount the Base Currency Amount of which does not exceed the Total Facility A (CZK Refinancing Tranche) Commitments;

(B) a Base Currency term loan tranche in an aggregate amount not exceeding the Total Facility A (EUR Refinancing Tranche) Commitments;

(C) a HUF currency term loan tranche in an aggregate amount the Base Currency Amount of which does not exceed the Total Facility A (HUF Refinancing Tranche) Commitments;

(D) a PLN currency term loan tranche in an aggregate amount the Base Currency Amount of which does not exceed the Total Facility A (PLN Refinancing Tranche) Commitments;

(E) a SKK currency term loan tranche in an aggregate amount the Base Currency Amount of which does not exceed the Total Facility A (SKK Refinancing Tranche) Commitments; and

(F) a Base Currency term loan tranche in an aggregate amount equal to the Total Facility A (Divestment Tranche) Commitments;

(ii) a multicurrency term loan and letter of credit facility in an aggregate amount the Base Currency Amount of which is equal to the Total Facility B Commitments, consisting of:

(A) a $ currency term loan and letter of credit tranche in an aggregate amount the Base Currency Amount of which does not exceed the Total Facility B ($ Refinancing Tranche) Commitments;

(B) a Base Currency term loan and letter of credit tranche in an aggregate amount not exceeding the Total Facility B (EUR Refinancing Tranche) Commitments; and

(C) a Base Currency tranche in an aggregate amount equal to the Total Facility B (Divestment Tranche) Commitments;

(iii) a Base Currency term loan facility in an aggregate amount equal to the Total Facility C Commitments, consisting of:

(A) a Base Currency tranche in an aggregate amount not exceeding the Total Facility C (EUR Refinancing Tranche) Commitments; and

(B) a Base Currency tranche in an aggregate amount not exceeding the Total Facility C (Divestment Tranche) Commitments;

(iv) a Base Currency term loan and letter of credit capital expenditure facility in an aggregate amount equal to the Total Facility D Commitments;

(v) a multicurrency revolving credit facility in an aggregate amount the Base Currency Amount of which is equal to the Total Revolving Facility Commitments.

(b) Each Term Facility will be available to the relevant Borrowers as specified in the Funds Flow Statement and the Revolving Facility will be available to all the Borrowers (and, in respect of Ancillary Facilities, to other members of the Group as provided in Clause 9 (Ancillary Facilities).

(c) Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make available an Ancillary Facility to any Affiliate of a Borrower in place of all or part of its Commitment under the Revolving Facility.

2.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3 Obligors' Agent

(a) Each Obligor (other than the Parent) by its execution of this Agreement or an Accession Letter irrevocably appoints the Parent to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i) the Parent on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii) each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Parent,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b) Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

2.4 Interest Rates and Payments

The various rates of interests provided for in this Agreement (including, without limitation, under Clause 14 (Interest) are minimum interest rates.

When entering into this Agreement, the parties hereto have assumed that the interest at the rates set-out in this Agreement is not and will not become subject to Swiss anticipatory tax (Verrechnungssteuer; "Swiss Withholding Tax"). Notwithstanding that the parties hereto do not anticipate that any payment of interest will be subject to Swiss Withholding Tax, they agree that, in the event that Swiss Withholding Tax should be imposed on interest payments by any Swiss Borrower, any payment of interest due by any Swiss Borrower shall be increased to an amount which (after making any deduction of the Non-refundable Portion of Swiss Withholding Tax as defined below) results in a payment to each Lender entitled to such payment of an amount equal to the payment which would have been due had no deduction of Swiss Withholding Tax been required. For this purpose, the Swiss Withholding Tax shall be calculated on the full grossed-up interest amount.

For the purpose of this Clause 2.4, "Non-refundable Portion of Swiss Withholding Tax" shall mean Swiss Withholding Tax at standard rate (being, as at the date hereof 35 per cent.) unless a tax ruling issued by the Swiss Federal Tax Administration confirms that, in relation to a specific Lender based on an applicable double tax treaty, the Non-refundable Portion is a specified lower rate in which case such lower rate shall be applied in relation to such Lender.

Each of the Swiss Borrowers shall provide to the Agent those documents which are required by law and applicable double taxation treaties to be provided by the payer of such tax, for each relevant Lender to prepare a claim for refund of Swiss Withholding Tax.

For the avoidance of doubt, payments made by a Swiss Borrower in discharge of interest owed by it do not fall under the term "Restricted Obligations" and the exemption from grossing-up (pursuant to sub-paragraph (k)(ii)(B) of Clause 23.10 (Limitations on Guarantee) and referred to in paragraph (c) of Clause 18.2 (Tax gross-up)) does not apply to such payments.

3. PURPOSE

3.1 Purpose

(a) Each Borrower shall apply all amounts borrowed by it under any Term Loan made or any Letter of Credit issued under Facility A (Refinancing Tranche), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche), towards:

(i) the financing of part of the contribution payable for the acquisition of the Refinancing Assets;

(ii) payment of the Transaction Costs;

(iii) refinancing (not including the refinancing of the Existing Credit Agreement Indebtedness or the High Yield Notes) or guaranteeing certain Financial Indebtedness of members of the Group;

(iv) in relation to the Facility B (EUR Refinancing Tranche) only, the Borrowers' obligations under paragraph (b) of Clause 7.2 (Claims under a Letter of Credit) in relation to a Letter of Credit issued under Facility B;

(v) in relation to the Facility A (EUR Refinancing Tranche), financing (in part) any cash payable in relation to the Tehnogas Acquisition up to an amount of EUR6,000,000 (the " Tehnogas Loan");

(vi) in relation to Facility A (EUR Refinancing Tranche), the financing of the Slovnaft Acquisition up to an amount of EUR6,000,000 (the "Slovnaft Loan"); and

(vii) in relation to the Facility A (EUR Refinancing Tranche), the Facility B (EUR Refinancing Tranche) and the Facility C (Refinancing Tranche), the financing of the payment by a Specified Holding Company to Shareholders in MIG collectively referred to as the Giese Family of an aggregate amount of EUR101,300,000 as described in the Structure Memorandum (the "Deferred Loan"), as described in the Funds Flow Statement.

(b) Each Borrower shall apply all amounts borrowed by it under the Facility A (Divestment Tranche), the Facility B (Divestment Tranche) and the Facility C (Divestment Tranche) towards the financing of Divestment Payments and procure that the proceeds of such Divestment Payments are applied towards payment of the obligations of the Vendor or any other Specified Holding Company under representations and warranties and indemnities under the Acquisition Agreement and Existing Disposal Contracts and Divestment Costs.

For the avoidance of doubt, no amount of Facility A (Divestment Tranche), Facility B (Divestment Tranche), Facility C (Divestment Tranche), Facility D and the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility shall be used in or towards the acquisition (or refinancing of debt originally incurred for the purpose of the acquisition) of shares save, in respect of the Revolving Facility, as described in (d) below.

(c) Each Borrower shall apply all amounts utilised by it under the Facility D towards Strategic Capital Expenditure made in accordance with the Budget or, towards the Borrowers' obligations under paragraph (b) of Clause 7.2 (Claims under a Letter of Credit) in relation to a Letter of Credit issued under the Facility D.

(d) Each Borrower shall apply all amounts borrowed by it under the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility towards the general corporate and working capital purposes of the Group (but not towards acquisitions of companies, businesses or undertakings or prepayment of any Term Loan, other than for the purpose of bridging the financing of the Tehnogas Acquisition).

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. CONDITIONS OF UTILISATION

4.1 Initial conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) in relation to any Utilisation if on or before 29 November 2004 or, if earlier, the Utilisation Date for that Utilisation, the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Parent and the Lenders promptly upon being so satisfied.

4.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and

(b) in relation to any Utilisation on the Closing Date, all the representations and warranties in Clause 24 (Representations) or, in relation to any other Utilisation, the Repeating Representations, to be made by each Obligor are true.

4.3 Conditions relating to Optional Currencies

(a) A currency will constitute an Optional Currency in relation to a Revolving Facility Utilisation if:

(i) it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market at the Specified Time or, if later, on the date the Agent receives the relevant Utilisation Request and the Utilisation Date for that Utilisation; and

(ii) it is CZK, dollars, HUF, PLN, SKK or has been approved by the Agent (acting on the instructions of all the Lenders participating in the applicable Facility or, as the case may be, Tranche) at least 2 Business Days prior to receipt by the Agent of the relevant Utilisation Request for that Utilisation.

(b) If the Agent has received a written request from the Parent for a currency to be approved under paragraph (a)(ii) above no later than the Business Day prior to the Specified Time, the Agent will confirm to the Parent by the Specified Time:

(i) whether or not the applicable Lenders have granted their approval; and

(ii) if approval has been granted, the minimum amount for any subsequent Utilisation in that currency.

4.4 Maximum number of Utilisations

(a) A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation:

(i) more than one Term Loan would be outstanding under any of the Facility A (CZK Refinancing Tranche), the Facility A (HUF Refinancing Tranche), the Facility A (PLN Refinancing Tranche), the Facility A (SKK Refinancing Tranche) and the Facility B ($ Refinancing Tranche);

(ii) 6 or more Term Loans would be outstanding under the Facility B (EUR Refinancing Tranche);

(iii) 9 or more Term Loans would be outstanding under the Facility A (EUR Refinancing Tranche);

(iv) 5 or more Term Loans would be outstanding under the Facility C (Refinancing Tranche);

(v) 5 or more Term Loans under the Facility A (Divestment Tranche) would be outstanding;

(vi) 5 or more Term Loans under the Facility B (Divestment Tranche) would be outstanding;

(vii) 5 or more Term Loans under the Facility C (Divestment Tranche) would be outstanding;

(viii) 5 or more Facility D Utilisations would be outstanding;

(ix) 10 or more Revolving Facility Loans would be outstanding.

(b) A Borrower may not request that a Facility A Loan be divided if, as a result of the proposed division, 16 or more Facility A Loans would be outstanding.

(c) A Borrower may not request that a Facility B Loan or a Facility C Loan be divided.

(d) Any Loan made by a single Lender under Clause 8.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

(e) A Borrower may not request that a Letter of Credit be issued under the Facility B if, as a result of the proposed Utilisation, 3 or more such Letters of Credit would be outstanding.

(f) A Borrower may not request that a Letter of Credit be issued under the Facility D, if as a result of the proposed Utilisation, 5 or more such Letters of Credit would be outstanding.

(g) A Borrower may not request that a Letter of Credit be issued under the Revolving Facility if, as a result of the proposed Utilisation, 10 or more such Letters of Credit would be outstanding.

4.5 Utilisations on Closing Date

In relation to a Utilisation where the proposed Utilisation Date is the Closing Date and for the purposes of paragraph (a) of Clause 4.2 (Further Conditions Precedent) only, the term Material Adverse Effect shall be construed as defined in the Syndication Letter where used, in Clause 28.16 (Material Adverse Change), paragraph (d) of Clause 24.14 (Original Financial Statements) and paragraph (b) of Clause 24.11 (No Default).

SECTION 3

UTILISATION

5. UTILISATION - Loans

5.1 Delivery of a Utilisation Request

A Borrower (or the Parent on its behalf) may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2 Completion of a Utilisation Request for Loans

(a) Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i) it identifies the Facility and, where relevant, Tranche to be utilised;

(ii) the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility or, where relevant, that Tranche;

(iii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount);

(iv) the proposed Interest Period complies with Clause 15 (Interest Periods);

(v) in relation to a proposed Utilisation under the Facility D, the Parent attaches to the Utilisation Request a certificate (a "Capex Certificate") executed by the Signatories of the Parent confirming (without personal liability except for fraud) that, based on its most recent projections and giving pro forma effect to the proposed Capital Expenditure, it shall comply with its obligations under Clause 26.2 (Financial Condition) in relation to the Relevant Periods ending on the next two Quarter Dates immediately following the proposed Utilisation Date and that:

(A) the Debt Ratio will not be greater than 0.25:1 below the Debt Ratio referred to in the table in paragraph (c) of Clause 26.2 (Financial Condition) in relation to the Relevant Periods expiring on such Quarter Dates; and

(B) Cash Cover will not be less than 1.10:1 in relation to the Relevant Periods expiring on such Quarter Dates;

(vi) in relation to a proposed Utilisation under any of Facility A (Divestment Tranche), Facility B (Divestment Tranche) or Facility C (Divestment Tranche), the Parent attaches a certificate executed by the Signatories of the Parent confirming:

(A) that a claim is due (1) from a vendor under the Acquisition Agreement or an Existing Disposal Contract and specifying such vendor and the relevant provision of the relevant Acquisition Agreement or the relevant Existing Disposal Contract or (2) in respect of a relevant tax liability;

(B) such claim is legal valid, binding and enforceable on such vendor or that such claim is being disputed by such vendor;

(C) (in the case of (A)(1) above) the amount of such claim and when it is due and payable under the terms of the Acquisition Agreement or the relevant Existing Disposal Contract or, in the case of (A)(1) or (A)(2) above, the amount reasonably anticipated to be required to dispute such claim within 6 months of the date of such certificate and (in either case) when it is due and payable;

(D) that the relevant portion of such claim (or cost of disputing such claim) is subject to, and has been funded (or will be funded contemporaneously with such Utilisation) by MIG and the Financial Investors in accordance with, the agreed sharing mechanism described in the summary of shareholder arrangements referred to in paragraph 6(l) of Schedule 2 (Conditions Precedent); and

(E) the amount of such claim or tax liability or the amount required to dispute such claim or tax liability has not been included in any other certificate referred to in this paragraph (vi).

(b) Multiple Utilisations may be requested in a Utilisation Request where the proposed Utilisation Date is the Closing Date. In each subsequent Utilisation Request one Utilisation may be requested in respect of each of Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche) in accordance with paragraph (c) of Clause 5.5 (Limitations on Utilisations) and only one Utilisation may be requested in respect of any other Facility or Tranche.

5.3 Currency and amount

(a) The currency specified in a Utilisation Request must be:

(i) in relation to the Facility A (EUR Refinancing) Tranche, the Facility A (EUR Divestment) Tranche, Facility B (EUR Refinancing) Tranche, Facility B (EUR Divestment) Tranche, Facility C (Refinancing) Tranche, Facility C (Divestment) Tranche and the Facility D, the Base Currency;

(ii) in relation to the Facility A (CZK Refinancing Tranche), CZK;

(iii) in relation to the Facility A (HUF Refinancing Tranche), HUF;

(iv) in relation to the Facility A (PLN Refinancing Tranche), PLN;

(v) in relation to the Facility A (SKK Refinancing Tranche), SKK; and

(vi) in relation to the Facility B ($ Refinancing Tranche), dollars.

(b) The amount of the proposed Utilisation must be an amount not exceeding the amount of the relevant Available Facility and:

(i) a minimum of CZK180,000,000 for Facility A (CZK Refinancing Tranche) or, if less the Available Facility;

(ii) a minimum of EUR2,000,000 for Facility A (EUR Refinancing Tranche) or, if less the Available Facility;

(iii) a maximum of EUR6,000,000 in relation to the Slovnaft Loan;

(iv) a maximum of EUR6,000,000 in relation to the Tehnogas Loan;

(v) a minimum of HUF1,200,000,000 for Facility A (HUF Refinancing Tranche) or, if less the Available Facility;

(vi) a minimum of PLN24,000,000 for Facility A (PLN Refinancing Tranche) or, if less the Available Facility;

(vii) a minimum of SKK180,000,000 for Facility A (SKK Refinancing Tranche) or, if less the Available Facility;

(viii) a minimum of EUR2,000,000 for Facility B (EUR Refinancing Tranche) or, if less the Available Facility;

(ix) a minimum of $5,000,000 for Facility B ($ Refinancing Tranche) or, if less the Available Facility;

(x) a minimum of EUR2,000,000 for Facility C (Refinancing Tranche) or, if less the Available Facility;

(xi) a minimum of EUR2,500,000 for Facility D or, if less, the Available Facility;

(xii) for the Revolving Facility:

(i) if the currency selected is the Base Currency, a minimum of EUR1,000,000 or, if less, the Available Facility; or

(ii) if the currency selected is an Optional Currency, the minimum amount specified by the Agent pursuant to paragraph (b)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if no amount is so specified, the currency equivalent of EUR1,000,000 or, if less, the Available Facility.

5.4 Lenders' participation

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the relevant Available Facility immediately prior to making the Loan.

(c) The Agent shall determine the Base Currency Amount of each Revolving Facility Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan by the Specified Time.

5.5 Limitations on Utilisations

(a) The Revolving Facility shall not be utilised unless each of Facility A (Refinancing Tranche), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche) has been utilised.

(b) The Facility A (Refinancing Tranche), Facility B (Refinancing Tranche) or Facility C (Refinancing Tranche) may only be utilised if, on the Utilisation Date of any such utilisation of any such Facility, such other Facilities are utilised on the same date and there shall be equal amounts of Available Facility relating to the Facility A (Divestment Tranche), the Facility B (Divestment Tranche) and the Facility C (Divestment Tranche) immediately after such Utilisation.

(c) The Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche) may only be utilised if such Tranches are utilised on the same date and in amounts pro rata to each Available Facility.

(d) The Facility A (EUR Refinancing Tranche), a Facility B (EUR Refinancing Tranche) and Facility C (Refinancing Tranche) may only be utilised to finance the Deferred Loan if a Facility A (EUR Refinancing Tranche) Loan of an amount equal to EUR53,182,000, a Facility B (Refinancing Tranche) Loan of an amount equal to EUR24,059,000 and a Facility C (Refinancing Tranche) Loan of an amount equal to EUR24,059,000 are utilised on the same date.

(e) The maximum aggregate amount of Term Loans under the Facility A (Divestment Tranche), Facility B (Divestment Tranche) and the Facility C (Divestment Tranche) shall not exceed EUR90,000,000.

(f) The aggregate of:

(i) maximum aggregate amount of the actual and contingent liabilities of the Issuing Banks under all Letters of Credit issued under the Revolving Facility; and

(ii) maximum aggregate amount of the Ancillary Commitments of all the Lenders,

shall not exceed 60 per cent. of the aggregate of the Total Revolving Facility Commitments.

(g) Subject to the terms of this Agreement, on the Closing Date the Facility B (EUR Refinancing Tranche) must be utilised for the purposes of issuing the Algerian Guarantee and the MIP Guarantee.

(h) During the period commencing on the Closing Date and expiring on the earlier to occur of the date falling 90 days after the Closing Date and the Utilisation Date of the Slovnaft Loan, for the purposes of paragraph (c) of Clause 5.5 (Limitations on Utilisations) and calculating the Available Facilities, a Slovnaft Loan of an amount of EUR6,000,000 shall be deemed to have been made under the Facility A (EUR Refinancing Tranche).

(i) During the period commencing on the Closing Date and expiring on the earlier to occur of the date falling 45 days after the Closing Date and the Utilisation Date of the Tehnogas Loan, for the purposes of paragraph (c) of Clause 5.5 (Limitations on Utilisations) and calculating the Available Facilities, a Tehnogas Loan of an amount of EUR6,000,000 shall be deemed to have been made under the Facility A (Refinancing Tranche).

(j) During the period commencing on the Closing Date and expiring on the earlier to occur of the date falling 120 days after the Closing Date and the Utilisation Date of the Term Loans made to finance the Deferred Loan for the purpose of paragraph (c) of Clause 5.5 (Limitations on Utilisations) and calculating the Available Facilities, a Deferred Loan of an aggregate amount of EUR101,300,000 shall be deemed to have been made under the Facility A (EUR Refinancing Tranche), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche) in accordance with paragraph (d) above.

(k) If a Utilisation Request has not been made prior to the Specified Time in relation to a Term Loan under each of the Facility A (EUR Refinancing Tranche), Facility B (EUR Refinancing Tranche) and Facility C (Refinancing Tranche) to be made on or prior to the date falling 120 days after the Closing Date of an aggregate amount equal to EUR101,300,000 for the purpose of financing the Deferred Loan, there shall be deemed to be Utilisation Requests made by the relevant Borrowers of the amounts under the relevant Tranches specified in the Funds Flow Statement and in accordance with paragraph (d) of this Clause 5.5.

5.6 Clean down

The Parent shall ensure that the aggregate of the Base Currency Amounts of:

(a) all Revolving Facility Loans;

(b) any cash loan element of the Ancillary Outstandings under all the Ancillary Facilities; and

(c) (to the extent not included within paragraphs (a) and (b) above), any Financial Indebtedness covered by a Letter of Credit issued under the Revolving Facility or a letter of credit or guarantee issued under an Ancillary Facility as contemplated by paragraph (b) of the definition of Permitted Financial Indebtedness; LESS

(d) the equivalent in euros at the relevant time of any amount (or its equivalent) of Accessible Cash (and for these purposes cash and Cash Equivalent Investments which are not otherwise Accessible Cash because of the jurisdiction in which they are situated shall be deemed to be Accessible Cash to the extent of any amounts included in paragraphs (a), (b) or (c) borrowed in the same jurisdiction by the same company which owns the relevant cash or Cash Equivalent Investments,

(as confirmed in a certificate signed by an authorised signatory of the Parent (without personal liability except for fraud) provided to the Agent within 20 Business Days after the end of each Financial Year) shall not exceed EUR5,000,000 for a period of not less than 10 successive Business Days in each of its Financial Years. Not less than 3 months shall elapse between two such periods.

6. UTILISATION - LETTERS OF CREDIT

6.1 The Revolving Facility, Facility B and Facility D

(a) The Revolving Facility and the Facility D may be utilised by way of Letters of Credit. Facility B (EUR Refinancing Tranche) may be utilised by way of a euro denominated Letter of Credit, in a maximum amount of EUR16,505,821.80 and Facility B ($ Refinancing Tranche) maybe utilised by way of a EUR denominated Letter of Credit.

(b) Other than Clause 5.5 (Limitations on Utilisations) and Clause 5.6 (Clean down), Clause 5 (Utilisation - Loans) does not apply to utilisation by way of Letters of Credit.

6.2 Delivery of a Utilisation Request for Letters of Credit

A Borrower (or the Parent on its behalf) may request a Letter of Credit to be issued by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

6.3 Completion of a Utilisation Request for Letters of Credit

Each Utilisation Request for a Letter of Credit is irrevocable and will not be regarded as having been duly completed unless:

(a) it specifies that it is for a Letter of Credit;

(b) it identifies the Borrower of the Letter of Credit;

(c) it identifies the Issuing Bank which has agreed to issue the Letter of Credit;

(d) it identifies the Facility under which the Letter of Credit is to be issued;

(e) the proposed Utilisation Date is a Business Day within the Availability Period applicable to the Revolving Facility, the Facility B or, as the case may be, the Facility D;

(f) the currency and amount of the Letter of Credit comply with Clause 6.4 (Currency and amount);

(g) the form of Letter of Credit is attached;

(h) the Expiry Date of the Letter of Credit falls on or before the Termination Date relating to the Facility under which such Letter of Credit is issued;

(i) other than in relation to a Letter of Credit issued under the Facility B, the Term of the Letter of Credit is 12 months or less;

(j) in relation to the MIP Guarantee, the Base Currency Amount is EUR16,505,821.80 or less;

(k) in relation to the Algerian Guarantee, the Base Currency Amount is EUR5,000,000;

(l) subject to paragraph (h) above, in relation to a Letter of Credit issued under the Facility B, the Term of the Letter of Credit does not extend beyond the Termination Date for Facility B;

(m) the delivery instructions for the Letter of Credit are specified;

(n) in relation to a Letter of Credit issued under Facility B, it is the Algerian Guarantee or the MIP Guarantee;

(o) other than in relation to a Letter of Credit issued under Facility B, the identity of the beneficiary of the Letter of Credit is approved by the Agent and the Issuing Bank;

(p) it specifies the purpose of the Letter of Credit; and

(q) in relation to a Letter of Credit to be issued under the Facility D, the Parent attaches a Capex Certificate.

6.4 Currency and amount

(a) The currency specified in a Utilisation Request must be, in relation to a Letter of Credit to be issued under the Facility B or Facility D, the Base Currency and in relation to a Letter of Credit to be issued under the Revolving Facility, the Base Currency or an Optional Currency.

(b) Subject to paragraph (c) of Clause 5.5 (Limitations on Utilisations), the amount of the proposed Letter of Credit must be an amount whose Base Currency Amount is not more than the Available Facility under the Revolving Facility, the Facility B or the Facility D, as the case may be.

6.5 Issue of Letters of Credit

(a) If the conditions set out in this Agreement have been met, the Issuing Bank shall issue the Letter of Credit on the Utilisation Date.

(b) The Issuing Bank will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request or Renewal Request and on the proposed Utilisation Date:

(i) in the case of a Letter of Credit to be renewed in accordance with Clause 6.6 (Renewal of a Letter of Credit) no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation;

(ii) it is not unlawful for the Issuing Bank to issue that Letter of Credit; and

(iii) in relation to any Utilisation on the Closing Date, all the representations and warranties in Clause 24 (Representations) or, in relation to any other Utilisation, the Repeating Representations to be made by each Obligor are true.

(c) The amount of each Lender's participation in each Letter of Credit will be equal to the proportion borne by its relevant Available Commitment to the relevant Available Facility immediately prior to the issue of the Letter of Credit.

(d) The Agent shall determine the Base Currency Amount of each Letter of Credit which is to be issued in an Optional Currency and shall notify the Issuing Bank and each Lender of the details of the requested Letter of Credit and its participation in that Letter of Credit by the Specified Time.

6.6 Renewal of a Letter of Credit

(a) A Borrower (or the Parent on its behalf) may request that any Letter of Credit issued under the Revolving Facility on behalf of that Borrower be renewed by delivery to the Agent of a Renewal Request in substantially similar form to a Utilisation Request for a Letter of Credit by the Specified Time.

(b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit issued under the Revolving Facility except that the conditions set out in paragraph (g) of Clause 6.3 (Completion of a Utilisation Request for Letters of Credit) shall not apply and save as provided in paragraph (b)(i) of Clause 6.5 (Issue of Letters of Credit).

(c) The terms of each renewed Letter of Credit issued under the Revolving Facility shall be the same as those of the relevant Letter of Credit issued under the Revolving Facility immediately prior to its renewal, except that:

(i) its amount may be less than the amount of the Letter of Credit immediately prior to its renewal; and

(ii) its Term shall start on the date which was the Expiry Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

(d) If the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Letter of Credit pursuant to a Renewal Request.

6.7 Revaluation of Letters of Credit

(a) If any Letter of Credit is denominated in an Optional Currency, the Agent shall at six monthly intervals after the date of issuance of that Letter of Credit, recalculate the Base Currency Amount of each that Letter of Credit by notionally converting into the Base Currency the outstanding amount of that Letter of Credit on the basis of the Agent's Spot Rate of Exchange on the date of calculation.

(b) The Parent shall, if requested by the Agent within 10 Business Days of any calculation under paragraph (a) above, ensure that within three Business Days sufficient Revolving Facility Utilisations are prepaid to prevent the Base Currency Amount of the Revolving Facility Utilisations exceeding the Total Revolving Facility Commitments (after deducting the total Ancillary Commitments) following any adjustment to a Base Currency Amount under paragraph (a) of this Clause 6.7.

6.8 Existing Letter of Credit

Contemporaneously with the first utilisation of any of the Facilities on the Closing Date, the letter of credit dated 2 July 2003 of a maximum aggregate amount of $6,500,000 issued by Bayerische Hypo- und Vereinsbank AG in favour of Banco Continental, Lima is deemed to be a Letter of Credit issued by Bayerische Hypo- und Vereinsbank AG as Issuing Bank under Facility B ($ Refinancing Tranche) as if a Utilisation Request had been issued in relation thereto by Messer Finance S.A.

7. LETTERs OF CREDIT

7.1 Immediately payable

If a Letter of Credit or any amount outstanding under a Letter of Credit is expressed to be immediately payable, the Borrower that requested (or on behalf of which the Parent requested) the issue of that Letter of Credit shall repay or prepay that amount immediately.

7.2 Claims under a Letter of Credit

(a) Each Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Letter of Credit requested by it (or requested by the Parent on its behalf) and which appears on its face to be in order (in this Clause 7, a "claim").

(b) Each Borrower shall immediately on demand or, if such payment is being funded by a Revolving Facility Loan, a Facility B (EUR Refinancing Tranche) Loan, a Facility B ($ Refinancing Tranche) Loan or a Facility D Loan, within three Business Days of demand pay to the Agent for the Issuing Bank an amount equal to the amount of any claim. The proceeds of any such Revolving Facility Loan, Facility B (EUR Refinancing Tranche) Loan, a Facility B ($ Refinancing Tranche) Loan or Term D Loan shall be applied in reduction of the Borrowers' obligations under this paragraph (b).

(c) Upon receipt of a claim relating to a Letter of Credit issued under the Facility B (EUR Refinancing Tranche) , a Facility B ($ Refinancing Tranche) or the Facility D, there shall be deemed to be a Utilisation Request made by the Borrower that made the Utilisation Request relating to such Letter of Credit, for an B (EUR Refinancing Tranche) Loan, a Facility B ($ Refinancing Tranche) Loan or, as the case may be, a Facility D Loan of an amount equal to such claim.

(d) Each Borrower acknowledges that the Issuing Bank:

(i) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

(ii) deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

(e) The obligations of a Borrower under this Clause will not be affected by:

(i) the sufficiency, accuracy or genuineness of any claim or any other document; or

(ii) any incapacity of, or limitation on the powers of, any person signing a claim or other document.

7.3 Indemnities

(a) Each Borrower shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit requested by (or on behalf of) that Borrower.

(b) Each Lender shall (according to its L/C Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit (unless the Issuing Bank has been reimbursed by an Obligor pursuant to a Finance Document).

(c) The Borrower which requested (or on behalf of which the Parent requested) a Letter of Credit shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 7.3 in respect of that Letter of Credit.

(d) The obligations of each Lender under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

(e) The obligations of any Lender or Borrower under this Clause will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:

(i) any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Letter of Credit or any other person;

(ii) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor or any member of the Group;

(iii) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Letter of Credit or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any beneficiary under a Letter of Credit or any other person;

(v) any amendment (however fundamental) or replacement of a Finance Document, any Letter of Credit or any other document or security;

(vi) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Letter of Credit or any other document or security; or

(vii) any insolvency or similar proceedings.

7.4 Rights of contribution

No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 7.

7.5 Settlement Conditional

Any settlement or discharge between a Lender and the Issuing Bank shall be conditional upon no security or payment to the Issuing Bank by a Lender or any other person on behalf of a Lender being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, the Issuing Bank shall be entitled to recover the value or amount of such security or payment from such Lender subsequently as if such settlement or discharge had not occurred.

7.6 Exercise of Rights

The Issuing Bank shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of any Lender by this Agreement or by law:

(a) to take any action or obtain judgment in any court against any Obligor;

(b) to make or file any claim or proof in a winding-up or dissolution of any Obligor; or

(c) to enforce or seek to enforce any other security taken in respect of any of the obligations of any Obligor under this Agreement.

8. OPTIONAL CURRENCIES

8.1 Selection of currency

A Borrower (or the Parent on its behalf) shall select the currency of a Revolving Facility Utilisation in a Utilisation Request.

8.2 Unavailability of a currency

If before the Specified Time on any Quotation Day:

(a) a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(b) a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower or Parent to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 8.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount, or in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

8.3 Agent's calculations

Each Lender's participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders' participation).

9. ANCILLARY FACILITIES

9.1 Type of Facility

An Ancillary Facility may be by way of:

(a) an overdraft facility;

(b) a guarantee, bonding, documentary or stand-by letter of credit facility;

(c) a short term loan facility;

(d) a derivatives facility;

(e) a foreign exchange facility; or

(f) any other facility or accommodation required in connection with the business of the Group and which is agreed by the Parent with an Ancillary Lender.

9.2 Availability

(a) If the Parent and a Lender agree and except as otherwise provided in this Agreement, the Lender (or its Affiliate) may provide an Ancillary Facility on a bilateral basis in place of all or part of that Lender's unutilised Revolving Facility Commitment (which shall (except for the purpose of determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b) An Ancillary Facility shall not be made available unless, not later than 10 Business Days prior to the Ancillary Commencement Date for an Ancillary Facility, the Agent has received from the Parent:

(i) a notice in writing requesting the establishment of an Ancillary Facility and specifying:

(A) the proposed member or members of the Group which may use the Ancillary Facility;

(B) the proposed Ancillary Commencement Date and expiry date of the Ancillary Facility;

(C) the proposed type of Ancillary Facility to be provided;

(D) the proposed Ancillary Lender;

(E) the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility (if not denominated in the Base Currency) and, if the Ancillary Facility is an overdraft facility comprising more than one account its maximum gross amount (that amount being the "Designated Gross Amount") and its maximum net amount (that amount being the "Designated Net Amount"); and

(F) the proposed currency of the Ancillary Facility;

(ii) a copy of the proposed Ancillary Document; and

(iii) any other information which the Agent may reasonably request in connection with the Ancillary Facility.

The Agent shall promptly notify the Parent, the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this Clause). In such a case, the provisions of this Agreement with regard to amendments and waivers will apply.

(c) Subject to compliance with paragraph (b) above:

(i) the Lender concerned will become an Ancillary Lender; and

(ii) the Ancillary Facility will be available,

with effect from the date agreed by the Parent and the Ancillary Lender.

9.3 Terms of Ancillary Facilities

(a) Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and the Parent.

(b) However, those terms:

(i) must be based upon normal commercial terms at that time (except as varied by this Agreement);

(ii) may allow only Borrowers (or Affiliates of Borrowers nominated pursuant to Clause 9.9 (Affiliates of Borrowers) to use the Ancillary Facility;

(iii) may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv) may not allow the Ancillary Commitment of a Lender to exceed the Available Commitment with respect to the Revolving Facility of that Lender; and

(v) must require that the Ancillary Commitment is reduced to nil, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Termination Date for the Revolving Facility.

(c) If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for (i) Clause 37.3 (Day count convention) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility and (ii) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail.

(d) Interest, commission and fees on Ancillary Facilities are dealt with in Clause 17.6 (Interest, commission and fees on Ancillary Facilities).

9.4 Repayment of Ancillary Facility

(a) An Ancillary Facility shall cease to be available on the Termination Date in relation to the Revolving Facility or such earlier date on which its expiry date occurs or on which it is cancelled in full in accordance with the terms of this Agreement.

(b) If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (and its Revolving Facility Commitment shall be increased accordingly).

(c) No Ancillary Lender may demand repayment or prepayment of any amounts or demand cash cover for any liabilities made available or incurred by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i) the Total Revolving Facility Commitments have been cancelled in full, or all outstanding Utilisations under the Revolving Facility have become due and payable in accordance with the terms of this Agreement, or the Agent has declared all outstanding Utilisations under the Revolving Facility immediately due and payable, or the expiry date of the Ancillary Facility occurs; or

(ii) it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or

(iii) the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Revolving Facility Utilisation under the Revolving Facility and the Ancillary Lender gives sufficient notice to enable a Utilisation of the Revolving Facility to be made to refinance those Ancillary Outstandings.

(d) For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in paragraph (c)(iii) above can be refinanced by a Utilisation of the Revolving Facility:

(i) the Revolving Facility Commitment of the Ancillary Lender will be increased by the amount of its Ancillary Commitment; and

(ii) the Utilisation may (so long as paragraph (c)(i) above does not apply) be made irrespective of whether a Default is outstanding or any other applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings) and irrespective of whether Clause 4.4 (Maximum number of Utilisations) or paragraph (iii) of Clause 5.2 (Completion of a Utilisation Request for Loans) applies.

(e) On the making of a Utilisation of the Revolving Facility to refinance Ancillary Outstandings:

(i) each Lender will participate in that Utilisation in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in the Revolving Facility Utilisations then outstanding bearing the same proportion to the aggregate amount of the Revolving Facility Utilisations then outstanding as its Revolving Facility Commitment bears to the aggregate of the Revolving Facility Commitments; and

(ii) the relevant Ancillary Facility shall be cancelled.

(f) In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to the applicable regulatory authorities as netted for capital adequacy purposes.

9.5 Ancillary Outstandings

The Parent and each Ancillary Lender agrees with and for the benefit of each Lender that:

(a) the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not exceed the Ancillary Commitment applicable to that Ancillary Facility and where the Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(b) where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

9.6 Adjustment for Ancillary Facilities upon acceleration

In this Clause 9.6:

"Revolving Outstandings" means, in relation to a Lender, the aggregate of the equivalent in the Base Currency of (i) its participation in each Revolving Facility Utilisation then outstanding, and (ii) if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender.

"Total Revolving Outstandings" means the aggregate of all Revolving Outstandings.

(a) If a notice is served under Clause 28.17 (Acceleration) (other than a notice declaring Utilisations to be due on demand), each Lender and each Ancillary Lender shall adjust by corresponding transfers (to the extent necessary) their claims in respect of amounts outstanding to them under the Revolving Facility and each Ancillary Facility to ensure that after such transfers the Revolving Outstandings of each Lender bears the same proportion to the Total Revolving Outstandings as such Lender's Revolving Facility Commitment bears to the Total Revolving Facility Commitments, each as at the date the notice is served under Clause 28.17 (Acceleration).

(b) If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (a) above, then each Lender and Ancillary Lender will make a further adjustment by corresponding transfers (to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(c) Prior to the application of the provisions of paragraph (a) of this Clause 9.6, an Ancillary Lender that has provided an overdraft comprising more than one account under an Ancillary Facility shall set-off any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

9.7 Information

The Parent and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. Each borrower under an Ancillary Facility consents to all such information being released to the Agent and the other Finance Parties.

9.8 Affiliates of Lenders as Ancillary Lenders

(a) Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose Revolving Facility Commitment is the amount set out opposite the relevant Lender's name in Part II of Schedule 1 (The Original Parties). For the purposes of calculating the Lender's Available Commitment with respect to the Revolving Facility, the Lender's Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(b) The Parent shall specify any relevant Affiliate of a Lender in any notice delivered by the Parent to the Agent pursuant to paragraph (b)(i) of Clause 9.2 (Availability).

(c) An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement and the Intercreditor Agreement by delivery to the Security Trustee of a duly completed accession undertaking in the form scheduled to the Intercreditor Agreement.

(d) If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender (as defined in Clause 29 (Changes to the Lenders), its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(e) Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

(f) An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement and to the Intercreditor Agreement by delivery to the Security Trustee of a duly completed accession undertaking in the form required under the Intercreditor Agreement.

(g) Within 15 Business Days of an affiliate of a Lender becoming an Ancillary Lender (i) each Obligor incorporated in Spain shall duly execute and deliver to the Security Trustee a Transaction Security Document for the purpose of securing the liabilities under the relevant Ancillary Documents and (ii) the Parent shall take reasonable steps to procure that a legal opinion of the Agent's Spanish counsel (in form and substance satisfactory to the Agent) is delivered to the Agent.

9.9 Affiliates of Borrowers

(a) Subject to the terms of this Agreement, an Affiliate of a Borrower may with the approval of the relevant Lender become a borrower with respect to an Ancillary Facility.

(b) The Parent shall specify any relevant Affiliate of a Borrower in any notice delivered by the Parent to the Agent pursuant to paragraph (b)(i) of Clause 9.2 (Availability).

(c) If a Borrower ceases to be a Borrower under this Agreement in accordance with Clause 30.3 (Resignation of a Borrower), its Affiliate (unless there is another Borrower which is an Affiliate of such Affiliate) shall cease to have any rights under this Agreement or any Ancillary Document.

(d) Where this Agreement or any other Finance Document imposes an obligation on a borrower under an Ancillary Facility and the relevant Borrower is an Affiliate of a Borrower which is not a party to that document, the relevant Borrower shall ensure that the obligation is performed by its Affiliate.

(e) Any reference in this Agreement or any other Finance Document to a Borrower being under no obligations (whether actual or contingent) as a Borrower under such Finance Document shall be construed to include a reference to any Affiliate of a Borrower being under no obligations under any Finance Document or Ancillary Document.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

10. REPAYMENT

10.1 Repayment of Term Loans

(a) The Borrowers under Facility A shall repay the aggregate Facility A Loans and cancel the Available Facility relating to the Facility A (Divestment Tranche) in instalments by repaying and cancelling on each Facility A Repayment Date an amount which reduces pro rata the amount of (i) the outstanding aggregate Facility A Loans to be applied, pro rata between the Tranches of all Facility A Loans) and (ii) the Available Facility relating to the Facility A (Divestment Tranche) by an amount equal to the relevant percentage of the Total Facility A Commitments as at the close of business in Luxembourg on the Closing Date as set out in the table below:

Facility A Repayment Date	Repayment Instalment
The date falling 6 months after the Closing Date	2.5%
The date falling 12 months after the Closing Date	3.0%
The date falling 18 months after the Closing Date	3.0%
The date falling 24 months after the Closing Date	4.25%
The date falling 30 months after the Closing Date	4.25%
The date falling 36 months after the Closing Date	7.5%
The date falling 42 months after the Closing Date	7.5%
The date falling 48 months after the Closing Date	7.5%
The date falling 54 months after the Closing Date	7.5%
The date falling 60 months after the Closing Date	7.5%
The date falling 66 months after the Closing Date	7.5%
The date falling 72 months after the Closing Date	12%
The date falling 78 months after the Closing Date	12%
The date falling 84 months after the Closing Date	14%

(b) The Borrowers under Facility B shall repay the aggregate Facility B Loan in instalments by repaying on each Facility B Repayment Date an amount which reduces the amount of the outstanding aggregate Facility B Loans (to be applied firstly, pro rata between the Tranches of all Facility B Loans and, once all Facility B Loans have been repaid in full, in repayment of any Letter of Credit issued under the Facility B (EUR Refinancing Tranche)) and, by an amount equal to the relevant percentage of the Total Facility B Commitments as at the close of business in Luxembourg on the Closing Date as set out in the table below:

Facility B Repayment Date Repayment Instalment

The date falling 90 Months after the Closing Date 50%

The Termination Date for Facility B 50%

(c) The Borrowers under Facility C shall repay the aggregate Facility C Loans in instalments by repaying on each Facility C Repayment Date an amount which reduces the Base Currency Amount of the outstanding aggregate Facility C Loans pro rata between the Tranches of Facility C by an amount equal to the relevant percentage of the Total Facility C Commitments as at the close of business in Luxembourg on the Closing Date as set out in the table below:

Facility C Repayment Date Repayment Instalment

The date falling 102 Months after the Closing Date 50%

The Termination Date for Facility C 50%

(d) The Borrowers under Facility D shall repay the aggregate Facility D Utilisations in instalments by repaying on each Facility D Repayment Date an amount which reduces the Base Currency Amount of the outstanding aggregate Facility D Utilisations by an amount equal to the relevant percentage of all the Facility D Utilisations borrowed by the Borrowers as at the close of business in Luxembourg on the last day of the Availability Period in relation to Facility D as set out in the table below:

Facility D Repayment Date	Repayment Instalment
The date falling 42 Months after the Closing Date	12.5%
The date falling 48 Months after the Closing Date	12.5%
The date falling 54 Months after the Closing Date	12.5%
The date falling 60 Months after the Closing Date	12.5%
The date falling 66 Months after the Closing Date	12.5%
The date falling 72 Months after the Closing Date	12.5%
The date falling 78 Months after the Closing Date	12.5%
The date falling 84 Months after the Closing Date	12.5%

(e) The Borrowers may not reborrow any part of a Term Facility which is repaid (except to repay or prepay a Letter of Credit issued under that Term Facility) in accordance with the terms of this Agreement.

10.2 Repayment of Revolving Facility Loans

Each Borrower which has drawn a Revolving Facility Loan shall repay that Loan on the last day of its Interest Period.

10.3 Effect of cancellation and prepayment on scheduled repayments and reductions

(a) If the Parent cancels the whole or any part of the Facility A Commitments Facility B Commitments, Facility C Commitments or Facility D Commitments in accordance with Clause 11.7 (Right of cancellation and repayment in relation to a single Lender or Issuing Bank) or if the Facility A Commitment, Facility B Commitment, Facility C Commitment or Facility D Commitments or Revolving Facility Commitment of any Lender is reduced under Clause 11.1 (Illegality) then in the case of each of the Facility A Commitments, the Facility B Commitments, the Facility C Commitments and the Facility D Commitments, the amount of the Repayment Instalment for each Repayment Date falling after that cancellation will reduce pro rata by the amount cancelled.

(b) If the Parent cancels the whole or any part of the Facility A Commitments, Facility B Commitments, Facility C Commitments, Facility D Commitments or the Revolving Facility Commitments in accordance with Clause 11.4 (Voluntary cancellation) then in the case of Facility A Commitments, Facility B Commitments, Facility C Commitments and Facility D Commitments the amount of the Repayment Instalment for each Repayment Date falling after that cancellation will reduce in chronological order by the amount cancelled.

(c) If any of the Facility A Loans, Facility B Utilisations, Facility C Loans or Facility D Utilisations are prepaid in accordance with Clause 11.7 (Right of cancellation and repayment in relation to a single Lender or Issuing Bank) or Clause 11.1 (Illegality) then the amount of the Repayment Instalment for the relevant Facility for each Repayment Date falling after that prepayment will reduce pro rata by the amount of the Facility Loan, Facility B Utilisations, Facility C Loan or Facility D Utilisation (as the case may be) prepaid.

(d) If any of the Facility A Loans, Facility B Utilisations, Facility C Loans or Facility D Utilisations are prepaid in accordance with Clause 11.5 (Voluntary prepayment of Term Utilisations) then the amount of the Repayment Instalment for each Repayment Date relating to the relevant Facility falling after that prepayment will reduce in chronological order by the amount of the Utilisation prepaid.

(e) If any of the Facility A Loans, Facility B Utilisations, Facility C Loans or Facility D Utilisations are prepaid in accordance with Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) or Clause 12.3 (Application of mandatory prepayments) then:

(i) if such prepayment is from Disposal Proceeds, Excluded Disposal Proceeds, Insurance Proceeds or Excluded Insurance Proceeds and the Parent gives the Agent no less than 5 Business Days' written notice prior to such prepayment, the amount of the Repayment Instalment for each Repayment Date falling after that prepayment relating to the Tranche of Facility A that is denominated in the currency of the jurisdiction of the Group member that is the subject of the relevant Disposal or insurance claim (or which amount the relevant asset subject to that Disposal or, as the case may be, insurance claim) provided that no more than EUR5,000,000 of any Tranche denominated in a currency other than EUR may be prepaid pursuant to this paragraph (i); or

(ii) if the Parent does not give notice to the Agent referred to in paragraph (i) above or such prepayment is from Acquisition Proceeds, Excluded Acquisition Proceeds or Excess Cashflow, the amount of the Repayment Instalment for each Repayment Date relating to the relevant Facilities falling after that prepayment, will reduce pro rata by the amount of the Utilisation prepaid.

11. ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

11.1 Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation:

(a) that Lender, shall promptly notify the Agent upon becoming aware of that event;

(b) upon the Agent notifying the Parent, the Commitment of that Lender will be immediately cancelled; and

(c) each Borrower shall repay that Lender's participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Parent or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

11.2 Illegality in relation to Issuing Bank

If it becomes unlawful for an Issuing Bank to issue or leave outstanding any Letter of Credit, then:

(a) that Issuing Bank shall promptly notify the Agent upon becoming aware of that event;

(b) upon the Agent notifying the Parent, the Issuing Bank shall not be obliged to issue such Letter of Credit;

(c) the Parent shall procure that each applicable Borrower shall use its best endeavours to procure the release of each such Letter of Credit issued by that Issuing Bank and outstanding at such time; and

(d) each Borrower shall prepay any such Letter of Credit.

11.3 Mandatory Cancellation

(a) To the extent that:

(i) the representations and warranties and indemnities under the Acquisition Agreement cease to apply and the Group has no further liabilities under any Existing Disposal Contract and no further tax liability as described in the definition of Divestment Payments; or

(ii) any member of the Group makes a Divestment Payment financed other than from the proceeds of any Facility A (Divestment Tranche) Loan, Facility B (Divestment Tranche) Loan or Facility C (Divestment Tranche Loan),

the Parent shall promptly cancel that portion of the unutilised parts of the Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche) which (in the case of (i) above) it reasonably determines to be no longer required by it to fund the relevant payments or (in the case of (ii) above) is equal to the amount of the relevant Divestment Payment.

(b) On the date falling 45 days after the Closing Date, the Facility A (EUR Refinancing Tranche) shall be cancelled to the extent that the amount of the Tehnogas Loan is less than EUR6,000,000.

(c) On the date falling 90 days after the Closing Date, the Facility A (EUR Refinancing Tranche) shall be cancelled to the extent that the amount of the Slovnaft Loan is less than EUR6,000,000.

11.4 Voluntary cancellation

(a) Subject to paragraph (b) below the Parent may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR5,000,000 and an integral multiple of EUR2,500,000) of an Available Facility. Any cancellation under this Clause 11.4 shall reduce the Commitments of the Lenders rateably under that Facility.

(b) The Parent shall not cancel any part of the Facility A Available Commitment or the Facility B Available Commitment or the Facility C Available Commitment unless at the same time it cancels a pro rata amount of the Available Commitments for each such Facility.

(c) Any notice of cancellation of the Revolving Facility Available Commitments delivered at any time while Utilisations under any other Facility remain outstanding and/or other Commitments remain uncancelled must be accompanied by evidence, in form and substance satisfactory to the Majority Lenders, that the Group will have sufficient working capital facilities available to it following such cancellation.

11.5 Voluntary prepayment of Term Utilisations

(a) A Borrower which has used a Term Utilisation may, if it or the Parent gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice:

(i) prepay the whole or any part of the Term Utilisations (but, if in part, being an amount that reduces the Base Currency Amount of such Term Utilisations by a minimum amount of EUR5,000,000 and an integral multiple of EUR2,500,000), such prepayment to be applied pro rata amongst the Tranches of the relevant Facility; and

(ii) procure that on the date of such prepayment, a portion of the Available Facility relating to the relevant Facility shall be cancelled equal to the portion that the amount of such prepayment bears to such Term Utilisations and the Commitments of Lenders under such Facility shall reduce rateably.

(b) A Term Utilisation under any of the Facility A (Refinancing Tranches), Facility B (Refinancing Tranches) and Facility C (Refinancing Tranches) may only be prepaid after the last day of the relevant Availability Period (or, if earlier, the day on which the applicable Available Facility is zero).

11.6 Voluntary prepayment of Revolving Facility Utilisations

A Borrower to which a Revolving Facility Utilisation has been made may, if it or the Parent gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Revolving Facility Utilisation (but if in part, being an amount that reduces the Base Currency Amount of the Revolving Facility Utilisation by a minimum amount of EUR5,000,000 and an integral multiple of EUR2,500,000).

11.7 Right of cancellation and repayment in relation to a single Lender or Issuing Bank

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 18.2 (Tax gross-up); or

(ii) any Lender or Issuing Bank claims indemnification from the Parent or an Obligor under Clause 18.3 (Tax indemnity) or Clause 19.1 (Increased costs),

the Parent may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice:

(i) (if such circumstances relate to a Lender) of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Utilisations; or

(ii) (if such circumstances relate to the Issuing Bank) of repayment of any outstanding Letter of Credit issued by it and cancellation of its appointment as an Issuing Bank under this Agreement in relation to any Letters of Credit to be issued in the future.

(b) On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Parent has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Parent in that notice), each Borrower to which a Utilisation is outstanding shall repay that Lender's participation in that Utilisation together with all interest thereon and other amounts accrued under the Finance Documents in respect thereof.

11.8 Change of Borrower

(a) A Term B (EUR Refinancing Tranche) Loan that arises as a result of payments under the MIP Guarantee may be repaid (in whole or in part) by Messer Finance S.A. and reborrowed by Messer Belgium N.V. on the last day of an Interest Period provided that:

(i) written notice of such prepayment and the relevant Utilisation Request has been delivered to the Agent no later than 9.30 a.m. (Luxembourg time) four Business Days before the proposed date of the change of Borrower;

(ii) the Term Loan reborrowed is under Facility B (EUR Refinancing Tranche) and is the same amount as the amount prepaid and is in EUR;

(iii) no Event of Default is continuing or would result from the reborrowing;

(iv) the Repeating Representations shall be deemed to be made by the Obligor's Agent and each Obligor which is then a Party on the date of the Utilisation Request and on the Utilisation Date; and

(v) the prepayment and reborrowing, take place on the same day by way of book entries, and not by way of physical movement of cash.

(b) Notwithstanding any other provision of the Agreement, a change of Borrower in accordance with paragraph (a) above may occur on the last day of an Interest Period after the Availability Period for Facility B (EUR Refinancing Tranche) has ended.

12. mandatory prepayment

12.1 Exit

(a) For the purpose of this Clause 12.1:

"Flotation" means:

(i) a successful application being made for the admission of any part of the share capital of any member of the Group (or Holding Company of any member of the Group) on the Alternative Investment Market or the European Acquisition of Securities Dealers Automated Quotation System or on any recognised investment exchange (as that term is used in the Financial Services and Markets Act 2000) or in or on any exchange or market replacing the same or any other exchange or market in any country and the admission of any part of the share capital of any member of the Group (or Holding Company of any member of the Group) to trading on any such exchange or market; or

(ii) the grant of permission to deal in any part of the issued share capital of any member of the Group (or Holding Company of any member of the Group) on the Alternative Investment Market or the European Acquisition of Securities Dealers Automated Quotation System or on any recognised investment exchange (as that term is used in the Financial Services and Markets Act 2000) or in or on any exchange or market replacing the same or any other exchange or market in any country.

(b) Upon the occurrence of:

(i) any Flotation; or

(ii) a Change of Control; or

(iii) the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions,

the Facilities will be cancelled and all outstanding Utilisations and Ancillary Outstandings, together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

12.2 Disposal, Insurance and Acquisition Proceeds and Excess Cashflow

(a) For the purposes of this Clause 12.2, Clause 12.3 (Application of mandatory prepayments) and Clause 12.4 (Mandatory Prepayment Accounts and Holding Accounts):

"Acquisition Proceeds" means the proceeds of a claim (a "Recovery Claim") against the provider of any Report (in its capacity as a provider of that Report) or the reduction, repayment or clawback of any payment (a "Clawback") made by a Specified Holding Company under the Acquisition Documents except for Excluded Acquisition Proceeds, and after deducting:

(i) any reasonable expenses which are incurred by any member of the Group or any Specified Holding Company to persons who are not members of the Group; and

(ii) any Tax incurred and required to be paid (or which will arise, in which event it would be required to be paid), by a member of the Group (as reasonably determined by the relevant member of the Group on the basis of existing rates and taking into account any available credit, deduction or allowance), in each case in relation to that Recovery Claim.

"Disposal" means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

"Disposal Proceeds" means the consideration receivable by any member of the Group (including any amount receivable in repayment of intercompany debt) for any Disposal made by any member of the Group except for Excluded Disposal Proceeds and the Peru Disposal Proceeds and after deducting:

(i) reasonable expenses incurred by any member of the Group (or any Specified Holding Company) with respect to that Disposal to persons who are not members of the Group; and

(ii) any Tax incurred and required to be paid (or which will arise, in which event it would be required to be paid) by the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance).

"Excluded Acquisition Proceeds" means any Acquisition Proceeds which are applied:

(i) to satisfy (or reimburse a member of the Group which has discharged) any liability, charge or claim upon a member of the Group by a person which is not a member of the Group;

(ii) towards any Tax which will arise within 180 days of the receipt of the proceeds of the relevant Recovery Claim, in which event it would be required to be paid by a member of the Group or Specified Holding Company (as reasonably determined by the relevant member of the Group or Specified Holding Company on the basis of existing rates and taking into account any available credit, deduction or allowance); or

(iii) in the replacement, reinstatement and/or repair of assets of members of the Group which have been lost, destroyed or damaged,

in each case as a result of the events or circumstances giving rise to those Acquisition Proceeds, if those proceeds are committed within 90 days of receipt to be applied and are so applied within 180 days (or such longer period as the Majority Lenders may agree) after receipt.

"Excluded Disposal Proceeds" means:

(i) the proceeds of any Disposal which is of assets made in the ordinary course of trading of the disposing entity and on arms length terms;

(ii) the proceeds of any Disposal which are applied or are intended by a member of the Group to be applied in the purchase of assets ("Replacement Disposed Assets") to be used in a similar business to the business that had legal and beneficial title to the assets subject to such Disposal and in the same geographical region as that in which such business operates within 12 months (or such longer period as the Majority Lenders may agree) of receipt of such proceeds;

(iii) the proceeds of any Disposal which are applied or are intended by a member of the Group to be applied to meet a legal, valid, and binding claim made by the purchaser of the relevant asset in respect of any breach of any representation or warranty made or indemnity given by a member of the Group to such purchaser in relation to such Disposal within 12 months of the date of such Disposal;

(iv) the proceeds of any Disposal which are applied or are intended by a member of the Group to be applied to meet any Tax which will arise within 12 months of the date of such Disposal, in which event it would be required to be paid by the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance);

(v) an individual Disposal where the proceeds from that Disposal are an amount less than EUR1,000,000 (or its currency equivalent) and which when aggregated with the proceeds of other Disposals made in the same Financial Year of the Parent do not exceed EUR2,000,000 (or its currency equivalent);

(vi) the proceeds from a Disposal falling within the scope of paragraph (b) of the definition of "Permitted Disposal".

"Excluded Insurance Proceeds" means any proceeds:

(i) of an insurance claim which are applied:

(A) to meet a third party claim; or

(B) to the purchase, reinstatement and/or repair of assets ("Replacement Insured Assets") to be used in a similar business to the business that had legal and beneficial title to the assets subject to such insurance claim and in the same geographical region as that in which such business operates; or

(ii) of the China Expo Disposal which are applied towards the purchase of assets to be used in a business of a member of the Group incorporated in the People's Republic of China,

if the proceeds are committed within 180 days of receipt to be applied and are so applied within 2 years (or such longer period as the Majority Lenders may agree) after receipt.

"Insurance Proceeds" means the proceeds of:

(i) any insurance claim received by any member of the Group except for Excluded Insurance Proceeds and after deducting any reasonable expenses in relation to that claim which are incurred by any member of the Group (or any Specified Holding Company) to persons who are not members of the Group; and

(ii) China Expo Disposal.

"Peru Disposal Proceeds" means the consideration receivable by any member of the Group (including any amount receivable in repayment of intercompany debt) for the Peru Disposal and after deducting:

(i) reasonable expenses incurred by any member of the Group or any Specified Holding Company with respect to the Peru Disposal; and

(ii) any Tax incurred and required to be paid (or which the Auditors have confirmed will arise, in which event it would be required to be paid) by the seller in connection with the Peru Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit deduction or allowance).

(b) The Parent shall ensure that the Borrowers prepay Utilisations in the following amounts at the times and in the order of application contemplated by Clause 12.3 (Application of mandatory prepayments):

(i) the amount of Acquisition Proceeds;

(ii) the amount of Disposal Proceeds;

(iii) the amount of Insurance Proceeds;

(iv) the amount of the Peru Disposal Proceeds; and

(v)

(A) in relation to the period from and including the Closing Date to and including the final date of the Financial Year of the Parent ending immediately following the second anniversary of the Closing Date and thereafter for so long as Debt Cover is greater than 2.75:1, 65 per cent of Excess Cashflow; and

(B) in relation to the period from and excluding the first date of the Financial Year of the Parent commencing immediately following the second anniversary of the Closing Date for so long as the Debt Cover is less than or equal to 2.75:1, 50 per cent of Excess Cashflow,

12.3 Application of mandatory prepayments

(a) A prepayment made under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) shall be applied in the following order:

(i) first, in prepayment of Term Utilisations as contemplated in paragraphs (b) to (e) inclusive below;

(ii) secondly, in cancellation of Available Commitments under the Revolving Facility (and the Available Commitment of the Lenders under the Revolving Facility will be cancelled rateably);

(iii) thirdly, in prepayment and cancellation pro rata of Revolving Facility Utilisations and of Revolving Facility Commitments; and

(iv) then, in repayment and cancellation of the Ancillary Outstandings and Ancillary Commitments.

(b) Unless the Parent makes an election under paragraph (e) below, the Borrowers shall prepay Term Loans at the following times:

(i) in the case of any prepayment relating to the amounts of Acquisition Proceeds, Disposal Proceeds or Insurance Proceeds, promptly upon receipt of those proceeds; and

(ii) in the case of any prepayment relating to an amount of Excess Cashflow, within 14 days of delivery pursuant to Clause 25.1 (Financial statements) of the annual consolidated accounts of the Parent for the relevant Financial Year.

(c) A prepayment under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) other than in relation to the Peru Disposal Proceeds shall prepay the Term Utilisations as follows in amounts which reduce the Facility A Utilisations, the Facility B Loans, the Facility C Loans and the Facility D Utilisations by the same proportion and pro rata between the Tranches of such Facility (save as provided in paragraph (e) of Clause 10.3 (Effect of cancellation and prepayment on scheduled repayments and reductions)) unless a Facility B Lender or Facility C Lender elects to waive its share of the prepayment under Clause 13.8 (Prepayment elections) in which case the other Facility B Lenders and Facility C Lenders will have their share of such prepayment increased accordingly unless a Facility B Lender or Facility C Lender elects to waive its share of such increase, in which case the Facility A Loans and the Facility D Utilisations will in addition be reduced by an amount equal to the waived prepayment pro rata.

(d) A prepayment under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) in relation to the Peru Disposal Proceeds shall prepay the Term Utilisations as follows:

(i) first, in an amount which reduces the Facility B ($ Refinancing Tranche) Loans until reduced to nil; and

(ii) second, in an amount which reduces the Facility A Loans, the Facility B Loans, the Facility C Loans and the Facility D Utilisations by the same proportion and pro rata between Tranches of such Facility unless a Facility B Lender or a Facility C Lender elects to waive its share of the prepayment under Clause 13.8 (Prepayment elections) in which case the Facility A Loans and the Facility D Utilisations will in addition be reduced by an amount equal to the waived prepayment pro rata.

(e) Subject to paragraph (f) below, the Parent may, by giving the Agent not less than 5 Business Days (or such shorter period as the Majority Lenders may agree) prior written notice, elect that any prepayment under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) be applied in prepayment of a Term Utilisations on the last day of the Interest Periods relating to those Term Utilisations.

(f) If the Parent makes the election under paragraph (e) above then a proportion of the Term Utilisations equal to the amount of the relevant prepayment will be due and payable on the last day of its Interest Period unless the prepayment to which the election relates does not reduce the total Facility A Loans or the Facility B Loan or the Facility C Loan or the Facility D Loan by a minimum amount of EUR1,000,000. If the prepayment does not reduce the relevant Loan(s) by that minimum amount, then the proceeds or excess cash shall remain on deposit in the Mandatory Prepayment Account and when the aggregate amount credited to the Mandatory Prepayment Account is capable of reducing the relevant Loans by that minimum amount, that amount shall be applied to prepay the relevant Loan(s) on the last day of the Interest Period of those Loan(s).

(g) If the Parent has made an election under paragraph (e) above but a Default has occurred and is continuing, that election shall no longer apply and a proportion of the Term Loan in respect of which the election was made equal to the amount of the relevant prepayment shall be immediately due and payable (unless the Majority Lenders otherwise agree in writing).

12.4 Mandatory Prepayment Accounts and Holding Accounts

(a) The Parent shall ensure that:

(i) Disposal Proceeds, Insurance Proceeds and Acquisition Proceeds in respect of which the Parent has made an election under paragraph (d) of Clause 12.3 (Application of mandatory prepayments) are paid into a Mandatory Prepayment Account promptly upon receipt by a member of the Group;

(ii) amounts falling within the scope of paragraphs (ii) and (iii) of the definition of Excluded Disposal Proceeds, amounts falling within the scope of paragraph (ii) of the definitions of Excluded Acquisition Proceeds and amounts falling within the scope of paragraphs (A)(ii) and (B) of the definition of Excluded Insurance Proceeds are paid into a Holding Account promptly upon receipt by a member of the Group; and

(iii) an amount equal to any Excess Cashflow in respect of which the Parent has made an election under paragraph (e) of Clause 12.3 (Application of mandatory prepayments) is paid into a Mandatory Prepayment Account promptly after such election.

(b) The Parent and each Borrower irrevocably authorise the Agent to apply:
(i) amounts credited to the Mandatory Prepayment Account;

(ii) Excluded Disposal Proceeds credited to the Holding Account which have not been applied in the purchase of Replacement Disposed Assets within 12 months of receipt of the relevant proceeds (or such longer time period as the Majority Lenders may agree);

(iii) Excluded Insurance Proceeds credited to the Holding Account which have not been committed to be applied toward the purchase of Replacement Insured Assets within 180 days of receipt of the relevant proceeds or which have not been so applied 2 years after (or such longer time period as the Majority Lenders may agree); and

(iv) Excluded Acquisition Proceeds which have not been applied in the replacement, reinstatement and/or repair of assets in respect of which the relevant Recovery Claim is made or Clawback received by a Specified Holding Company within 180 days of receipt of the relevant proceeds, to pay amounts due and payable under Clause 12.3 (Application of mandatory prepayments) and otherwise under the Finance Documents. The Parent and each Borrower further irrevocably authorise the Agent to so apply amounts credited to the Holding Account whether or not the applicable period has elapsed since receipt of those proceeds if an Event of Default has occurred and is continuing. The Parent and each Borrower also irrevocably authorise the Agent to transfer any amounts credited to the Holding Account referred to in this paragraph (b) to the Mandatory Prepayment Account pending payment of amounts due and payable under the Finance Documents (but if all such amounts have been paid any such amounts remaining credited to the Mandatory Prepayment Account shall (unless an Event of Default has occurred and is continuing) be transferred back to the Holding Account).

(c) A Lender, Security Trustee or Agent with which a Mandatory Prepayment Account or Holding Account is held acknowledges and agrees that (i) interest shall accrue at normal commercial rates on amounts credited to those Accounts and that the account holder shall be entitled to receive such interest (which shall be paid in accordance with the mandate relating to such account) unless a Default is continuing and (ii) each such Account is subject to the Transaction Security.

12.5 Excluded proceeds

Where Excluded Acquisition Proceeds, Excluded Disposal Proceeds and Excluded Insurance Proceeds include amounts which are intended to be used for a specific purpose within a specified period (as such specific purpose and specific period is set out in the relevant definition of Excluded Acquisition Proceeds, Excluded Disposal Proceeds or Excluded Insurance Proceeds), the Parent shall ensure that those amounts are not used for any other purpose and shall promptly deliver a certificate to the Agent at the time of such application and at the end of such period confirming the amount (if any) which has been so applied within the requisite time periods provided for in the relevant definition.

13. Restrictions

13.1 Notices of Cancellation or Prepayment

Any notice of cancellation or prepayment given by any Party under Clause 11 (Illegality, voluntary prepayment and cancellation) or Clause 12 (Mandatory prepayment) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

13.2 Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and any Break Costs.

13.3 No reborrowing of Term Facilities

No Borrower may reborrow any part of a Term Facility which is prepaid except to repay or prepay a Letter of Credit issued under that Term Facility or Tranche in accordance with the terms of this Agreement.

13.4 Reborrowing of Revolving Facility

Unless a contrary indication appears in this Agreement, any part of the Revolving Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

13.5 Prepayment in accordance with Agreement

No Borrower shall repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

13.6 No reinstatement of Commitments

No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

13.7 Agent's receipt of Notices

If the Agent receives a notice under Clause 11 (Illegality, voluntary prepayment and cancellation) or Clause 12 (Mandatory prepayment) it shall promptly forward a copy of that notice to either the Parent or the affected Lender, as appropriate.

13.8 Prepayment elections

The Agent shall notify the Lenders as soon as possible of any proposed prepayment of any Facility B or Facility C Loan under Clause 11.5 (Voluntary prepayment of Term Utilisations) or Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow). A Lender may, if it gives the Agent not less than 5 Business Days prior notice, elect to waive all or a specified part of its share of that prepayment of Facility B (save as provided in paragraph (d)(i) of Clause 12.3 (Application of mandatory prepayments)) or Facility C if the amount waived can be applied to reduce Facility A Loans and Facility D Loans pro rata.

13.9 Revolving Facility

If all the Term Loans have been repaid in full and there are no Term Commitments, then all Revolving Facility Loans shall immediately become due and payable in full and all outstanding Revolving Facility Commitments shall be cancelled.

13.10 Limitations

If monies are required to be applied in prepayment or repayment of the Facilities under paragraph (b) of Clause 12.4 (Mandatory Prepayment Accounts and Holding Accounts) but in order to be so applied need to be upstreamed or otherwise transferred from one member of the Group to another member of the Group to effect such prepayment or repayment and either:

(a) such monies cannot be so upstreamed or transferred without breaking a financial assistance prohibition or without breaching some other legal prohibition or without the Group incurring a material cost (whether as a result of paying additional Tax or otherwise) disproportionate to the benefit to be conferred on the Finance Parties; or

(b) such monies are required to be applied in repayment of Existing Local Facilities under the terms of such Existing Local Facilities,

there will be no obligation to make such payment or prepayment until such impediment no longer applies. The Parent and the relevant members of the Group will use all reasonable endeavours to overcome any such impediment and, until such impediment is overcome, such monies will be held in a blocked account on terms reasonably acceptable to the Agent and Security shall provided on that account in favour of the Finance Parties in form and substance reasonably satisfactory to it subject to and in accordance with the Security Principles.

SECTION 5

COSTS OF UTILISATION

14. INTEREST

14.1 Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin;

(b) IBOR; and

(c) Mandatory Cost, if any.

14.2 Payment of interest

(a) The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of the Interest Period).

(b) If the annual audited financial statements of the Group and related Compliance Certificate received by the Agent show that a higher Margin should have applied during a certain period, then the Parent shall (or shall ensure the relevant Borrower shall) promptly pay to the Agent any amounts necessary to put the Lenders in the position they would have been in had the appropriate rate of the Margin applied during such period.

14.3 Default interest

(a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is one per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 14.3 shall be immediately payable by the Obligor on demand by the Agent.

(b) If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i) the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii) the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

14.4 Notification of rates of interest

The Agent shall promptly notify the Lenders and the relevant Borrower (or the Parent) of the determination of a rate of interest under this Agreement.

14.5 Effective Global Rate (Taux Effectif Global)

For the purposes of Articles L.313-4 of the French Code monétaire et financier and Articles R.313-1 and R.313-2 of the French Code de la consommation, the Parties acknowledge that by virtue of certain terms of this Agreement (and in particular the variable interest rate applicable to the Utilisations and the Borrowers' right to select the currency and the duration of the Interest Period of each Utilisation) the taux effectif global applicable to the Facilities cannot be calculated at the date of this Agreement. However, Messer France S.A. acknowledges that it has received from the Agent a letter substantially in the form of Schedule 15 (Form of Letter for Determination of the Effective Global Rate (Taux Effectif Global)) hereto containing an indicative calculation of the taux effectif global, based on figures examples calculated on assumptions as to the taux de période and durée de période set out in the letter. The Parties acknowledge that that letter is incorporated into this Agreement as if set out in full herein.

15. INTEREST PERIODS

15.1 Selection of Interest Periods and Terms

(a) A Borrower (or the Parent on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan is a Term Loan and has already been borrowed) in a Selection Notice.

(b) Each Selection Notice for a Term Loan is irrevocable and must be delivered to the Agent by the Borrower (or the Parent on behalf of the Borrower) to which that Term Loan was made not later than the Specified Time.

(c) If a Borrower (or the Parent) fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will, subject to Clause 15.2 (Changes to Interest Periods), be three Months.

(d) Subject to this Clause 15, a Borrower (or the Parent) may select an Interest Period of one, two, three or six Months or any other period agreed between the Parent and the Agent (acting on the instructions of all the Lenders). In addition a Borrower (or the Parent on its behalf) may select an Interest Period of (in relation to Facility A or Facility D) a period of less than one Month, if necessary to ensure that there are Facility A Loans or, as the case may be, Facility D Loans (with an aggregate Base Currency Amount equal to or greater than the Repayment Instalment) which have an Interest Period ending on a Facility A Repayment Date or, as the case may be, a Facility D Repayment Date for the Borrowers to make the Repayment Instalment due on that date; or

(e) An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility.

(f) Each Interest Period for a Term Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

(g) A Revolving Facility Loan has one Interest Period only.

(h) Prior to the Syndication Date, Interest Periods shall be one month or such other period as the Agent and the Parent may agree and any Interest Period which would otherwise end during the month preceding or extend beyond the Syndication Date shall end on the Syndication Date.

15.2 Changes to Interest Periods

(a) Prior to determining the interest rate for a Facility A Loan or Facility D Loan, the Agent may shorten an Interest Period for any Facility A Loan or, as the case may be, Facility D Loan to ensure there are sufficient Facility A Loans or, as the case may be, Facility D Loans (with an aggregate Base Currency Amount equal to or greater than the Repayment Instalment) which have an Interest Period ending on a Facility A Repayment Date or, as the case may be, Facility D Repayment Date for the Borrowers to make the Repayment Instalment due on that date.

(b) If the Agent makes any of the changes to an Interest Period referred to in this Clause 15.2, it shall promptly notify the Parent and the Lenders.

15.3 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

15.4 Consolidation and division of Facility A Loans and Divestment Tranches

(a) Subject to paragraph (b) below, if two or more Interest Periods:

(i) relate to Facility A Loans;

(ii) end on the same date; and

(iii) are made to the same Borrower,

those Facility A Loans will, unless that Borrower (or the Parent on its behalf) specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Facility A Loan on the last day of the Interest Period.

(b) Subject to Clause 4.4 (Maximum number of Utilisations), and Clause 5.3 (Currency and amount) if a Borrower (or the Parent on its behalf) requests in a Selection Notice that a Facility A Loan be divided into two or more Facility A Loans, that Facility A Loan will, on the last day of its Interest Period, be so divided with Base Currency Amounts specified in that Selection Notice, having an aggregate Base Currency Amount equal to the Base Currency Amount of the Facility A Loan immediately before its division.

(c) Each Borrower will specify in the relevant Utilisation Notices and Selection Notices in relation to Loans made to it under the Facility A (Divestment Tranche), Facility B (Divestment Tranche) or Facility C (Divestment Tranche), Interest Periods to ensure that all Interest Periods relating to such Loans under the relevant Tranche shall end on the same date.

16. CHANGES TO THE CALCULATION OF INTEREST

16.1 Absence of quotations

Subject to Clause 16.2 (Market disruption), if IBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable IBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

16.2 Market disruption

(a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

(i) the Margin;

(ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

(iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

(b) In this Agreement "Market Disruption Event" means:

(i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine IBOR for the relevant currency and Interest Period; or

(ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 35 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of IBOR.

16.3 Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Agent or the Parent so requires, the Agent and the Parent shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Parent, be binding on all Parties.

16.4 Break Costs

(a) Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

17. FEES

17.1 Commitment fee

(a) The Parent shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of:

(i) 0.50 per cent. per annum on that Lender's Available Commitment under each of the Facility A (Refinancing Tranches), the Facility B (Refinancing Tranches) and the Facility C (Refinancing Tranche) for the Availability Period applicable to the relevant Facility;

(ii) 1.00 per cent. per annum on that Lender's Available Commitment under each of the Facility A (Divestment Tranche), the Facility B (Divestment Tranches) and Facility C (Divestment Tranche) for the Availability Period applicable to the relevant Facility;

(iii) 0.75 per cent. per annum on that Lender's Available Commitment under Facility D for the Availability Period applicable to Facility D;

(iv) 0.75 per cent. per annum on that Lender's Available Commitment under the Revolving Facility for the Availability Period applicable to the Revolving Facility.

(b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the relevant Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

17.2 Arrangement fee

The Parent shall pay to the Arrangers an arrangement fee in the amount and at the times agreed in a Fee Letter.

17.3 Agency fee

The Parent shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

17.4 Security Trustee fee

The Parent shall pay to the Security Trustee (for its own account) the Security Trustee fee in the amount and at the times agreed in a Fee Letter.

17.5 Fees payable in respect of Letters of Credit

(a) Each Borrower shall pay to the Issuing Bank a fronting fee at the rate of 0.125 per cent. per annum on the outstanding amount which is counter-indemnified by the other Lenders of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date.

(b) Each Borrower shall pay to the Agent (for the account of each Lender) a Letter of Credit fee in the Base Currency (computed at the rate equal to the Margin applicable to a Revolving Facility Loan in respect of Letters of Credit issued under the Revolving Credit Facility, the Margin applicable to a Facility B (EUR Refinancing Tranche) Loan in respect of Letters of Credit issued under the Facility B and the Margin applicable to a Term D Loan in respect of Letters of Credit issued under the Facility D) on the outstanding amount of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date. This fee shall be distributed according to each Lender's L/C Proportion of that Letter of Credit.

(c) The accrued fronting fee and Letter of Credit fee on a Letter of Credit shall be payable on the last day of each successive period of three Months (or such shorter period as shall end on the Expiry Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. The accrued fronting fee and Letter of Credit fee is also payable to the Issuing Bank or the Agent (as the case may be) on the cancelled amount of any Lender's Revolving Facility Commitment, any Lender's Facility B (EUR Refinancing Tranche) Commitment or, as the case may be, any Lender's Facility D Commitment at the time the cancellation is effective if that Commitment is cancelled in full and the Letter of Credit is prepaid or repaid in full.

(d) If the Parent or a Borrower cash covers any part of a Letter of Credit then:

(i) the fronting fee payable to the Issuing Bank shall continue to be payable until the expiry of the Letter of Credit save that to the extent of such part of the Letter of Credit that is cash covered, the fee shall be computed at the rate equal to 0.0625 per cent. per annum;

(ii) the Letter of Credit fee payable for the account of each Lender shall continue to be payable until the expiry of the Letter of Credit save that to the extent of such part of the Letter of Credit that is cash covered, the fee shall be computed at the rate equal to 0.75 per cent. per annum; and

(iii) the Parent or each Borrower (as the case may be) will be entitled to withdraw the interest accrued on the cash cover to pay the fees set out in sub-paragraph (i) above.

17.6 Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration (the "Ancillary Charges") in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the Borrower of that Ancillary Facility based upon normal market rates and terms.

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

18. TAX GROSS-UP AND INDEMNITIES

18.1 Definitions

(a) In this Agreement:

"Belgian Qualifying Lender" means, in respect of a Borrower incorporated in Belgium, a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance to that Borrower under a Finance Document and:

(i) is a credit institution with its head office in Belgium, or acting through a Facility Office located in Belgium; or

(ii) is entitled to payment of that interest without a Tax Deduction imposed by Belgium, pursuant to a double taxation agreement in force on the date of payment (subject to the completion of any necessary procedural formalities) (a "Belgian Treaty Lender").

"French Qualifying Lender" means a Lender which:

(i) has its Facility Office in France;

(ii) fulfils the conditions imposed by French law in order for a payment of interest on a Loan not to be subject to (or as the case may be, to be exempt from) any Tax Deduction; or

(iii) is entitled to payment of that interest without a Tax Deduction imposed by France, pursuant to a double taxation agreement in force on the date of payment (subject to the completion of any necessary procedural formalities) (a "French Treaty Lender").

"Qualifying Lender" means a Belgian Qualifying Lender, a French Qualifying Lender or a Swiss Qualifying Lender.

"Protected Party" means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Swiss Qualifying Lender" means a financial institution which qualifies as a bank pursuant to the laws of the jurisdiction where its Facility Office is located and which carries on a genuine banking activity as per the Explanatory Notes of the Swiss Federal Tax Administration No S-02.128 (1.2000), S-02.122.1 (4.1999) and S-02-123(9.86).

"Tax Credit" means a credit against, relief or remission for, or repayment of, any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 18.2 (Tax gross-up) or a payment under Clause 18.3 (Tax indemnity).

"Treaty Lender" means a Belgian Treaty Lender or a French Treaty Lender.

Unless a contrary indication appears, in this Clause 18, a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

18.2 Tax gross-up

(a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Parent shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender or Issuing Bank shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender or Issuing Bank it shall notify the Parent and that Obligor.

(c) If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) A Borrower incorporated in Belgium or France is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of Tax from a payment of interest on a Loan, if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Lender without a Tax Deduction if it was a Belgian Qualifying Lender or, as the case may be, French Qualifying Lender in respect of that Borrower, but on that date that Lender is not or has ceased to be such a Belgian Qualifying Lender or, as the case may be, French Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

(ii) the relevant Lender is a Treaty Lender in respect of that Borrower and the Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below.

(e) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g) A Treaty Lender and each Borrower which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

18.3 Tax indemnity

(a) The Parent shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any loss liability or cost that has been (directly of indirectly) suffered for or on account of Tax assessed on a Finance Party:

(A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii) to the extent a loss, liability or cost that has been (directly or indirectly) suffered for or on account of Tax is compensated for by an increased payment under Clause 18.2 (Tax gross-up) or would have been so compensated but for the application of one of the exclusions in paragraph (d) thereof; or

(c) A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Parent.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 18.3, notify the Agent.

18.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a) a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment; and

(b) that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

18.5 Stamp taxes

This Clause shall be without prejudice to the rights and obligations of the Parties under Clause 42 (Austrian Stamp Duty). The Parent shall pay and, within three Business Days of demand, indemnify each Secured Party and Arrangers against any cost, loss or liability that Secured Party or Arrangers incur in relation to all stamp duty, registration, court fees and other similar Taxes payable in respect of any Finance Document.

18.6 Value added tax

(a) All consideration expressed to be payable under a Finance Document by any Party to a Finance Party shall be deemed to be exclusive of any VAT. Subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

(b) If VAT is chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") in connection with a Finance Document, and any Party is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier, such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT.

(c) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.

18.7 Swiss Borrowers; Twenty Non-Bank Rule

Each of the Swiss Borrowers undertakes to ensure that:

(a) the aggregate number of persons and legal entities which are not Swiss Qualifying Lenders to which such Swiss Borrower owes interest-bearing borrowed money under all interest-bearing instruments including, inter alia, this Agreement, taken together (other than bond issues which are subject to Swiss Withholding Tax) does not exceed twenty at any time; and

(b) it is and will be in compliance with the rule relating to the aggregate number of persons and legal entities which are not Swiss Qualifying Lenders to which a Swiss Borrower is permitted to owe interest-bearing borrowed money under all interest-bearing instruments (other than bond issues which are subject to Swiss Withholding Tax) as described in explanatory note S-02.122.1(4.99) of the Swiss Federal Tax Administration and any change or amendment thereof which has an impact on its obligation in respect of Swiss Withholding Tax.

19. INCREASED COSTS

19.1 Increased costs

(a) Subject to Clause 19.3 (Exceptions) the Parent shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b) In this Agreement "Increased Costs" means:

(i) a reduction in the rate of return from a Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or an Ancillary Commitment or funding or performing its obligations under any Finance Document or Letter of Credit.

19.2 Increased cost claims

(a) A Finance Party intending to make a claim pursuant to Clause 19.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Parent.

(b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

19.3 Exceptions

(a) Clause 19.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i) attributable to a Tax Deduction required by law to be made by an Obligor;

(ii) compensated for by Clause 18.3 (Tax indemnity) (or would have been compensated for under Clause 18.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 18.3 (Tax indemnity) applied);

(iii) compensated for by the payment of the Mandatory Cost; or

(iv) attributable to the wilful or grossly negligent breach by the relevant Finance Party or its Affiliates of any law or regulation.

(b) In this Clause 19.3 reference to a "Tax Deduction" has the same meaning given to the term in Clause 18.1 (Definitions).

20. OTHER INDEMNITIES

20.1 Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i) making or filing a claim or proof against that Obligor; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify the Arrangers and each other Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

20.2 Other indemnities

(a) The Parent shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify the Arrangers and each other Secured Party against any cost, loss or liability incurred by it as a result of:

(i) the occurrence of any Event of Default;

(ii) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 33 (Sharing among the Finance Parties);

(iii) funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(iv) issuing or making arrangements to issue a Letter of Credit requested by the Parent or a Borrower in a Utilisation Request but not issued by reason of the operation of any one or more of the provisions of this Agreement; or

(v) a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Parent.

(b) The Parent shall (or shall procure that an Obligor will), within three Business Days of demand indemnify each Finance Party each Affiliate of a Finance Party each officer, director, employee, agent, advisor, and representative of a Finance Party (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, fees and disbursements of legal counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defence with respect thereto, arising out of or in connection with or relating to the Finance Documents or the transactions contemplated by the Finance Documents or any use made or proposed to be made of the proceeds of the Facilities, whether or not such investigation, litigation or proceeding is brought by a member of the Group, any shareholder or creditor of any member of the Group, an Indemnified Party or any other person, except to the extent that such claim, damage, loss, liability, cost or expense is found in a final, non-appealable judgement by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct provided that:

(i) the Indemnified Party shall as soon as reasonably practicable inform the Parent of any circumstances of which it is aware and which would be reasonably likely to give rise to any such investigation, litigation or proceeding (whether or not an investigation, litigation or proceeding has occurred or been threatened); and

(ii) the Indemnified Party will where reasonable and practicable, and taking into account the provisions of this Agreement, give the Parent an opportunity to consult with it with respect to the conduct or settlement of any such investigation, litigation or proceeding.

(c) Any third party referred to in this paragraph (b) may rely on this Clause 20.2 subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

20.3 Indemnity to the Agent

The Parent shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is a Default;

(b) entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 34.9 (Change of currency); or

(c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

21. MITIGATION BY THE LENDERS

21.1 Mitigation

(a) Each Finance Party shall, in consultation with the Parent, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 11.1 (Illegality) (or, in respect of the Issuing Bank, Clause 11.2 (Illegality in relation to Issuing Bank)), Clause 18 (Tax gross-up and indemnities) or Clause 19 (Increased Costs) or paragraph 3 of Schedule 4 (Mandatory Cost formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

21.2 Limitation of liability

(a) The Parent shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 21.1 (Mitigation).

(b) A Finance Party is not obliged to take any steps under Clause 21.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

22. COSTS AND EXPENSES

22.1 Transaction expenses

The Parent shall promptly on demand pay the Agent, the Arranger, the Issuing Bank and the Security Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by any of them (and, in the case of the Security Trustee, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a) this Agreement and any other documents referred to in this Agreement and the Transaction Security;

(b) any other Finance Documents executed after the date of this Agreement.

22.2 Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 34.9 (Change of currency), the Parent shall, within three Business Days of demand, reimburse each of the Agent and the Security Trustee for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent and the Security Trustee (and, in the case of the Security Trustee, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

22.3 Agent's or Security Trustee's ongoing costs

(a) In the event of (i) a Default or (ii) the Security Trustee or the Agent considering it necessary or expedient or (iii) the Security Trustee or the Agent being requested by an Obligor or the Majority Lenders to undertake duties which the Security Trustee or, as the case may be, the Agent and the Parent agree to be of an exceptional nature and/or outside the scope of the normal duties of the Security Trustee or, as the case may be, the Agent under the Finance Documents, the Parent shall pay to the Security Trustee or, as the case may be, the Agent any additional remuneration (including, without limitation, the cost of utilising the Security Trustee's or, as the case may be, the Agent's management time or other resources) that may be agreed between them.

(b) If the Security Trustee or, as the case may be, the Agent and the Parent fail to agree upon the nature of the duties or upon any additional remuneration (including, without limitation, the cost of utilising the Security Trustee's or, as the case may be, the Agent's management time or other resources), that dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Trustee or, as the case may be, the Agent and approved by the Parent or, failing approval, nominated (on the application of the Security Trustee or, as the case may be, the Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Parent) and the determination of any investment bank shall be final and binding upon the parties to this Agreement.

22.4 Enforcement and preservation costs

The Parent shall, within three Business Days of demand, pay to the Arrangers and each other Secured Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Trustee as a consequence of taking or holding the Transaction Security or enforcing these rights.

SECTION 7

GUARANTEE

23. GUARANTEE AND INDEMNITY

23.1 Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor's obligations under the Finance Documents;

(b) undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

23.2 Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

23.3 Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

23.4 Waiver of defences

The obligations of each Guarantor under this Clause 23 will not be affected by an act, omission, matter or thing which, but for this Clause 23, would reduce, release or prejudice any of its obligations under this Clause 23 (without limitation and whether or not known to it or any Finance Party) including:

(a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g) any insolvency or similar proceedings.

23.5 Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 23. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

23.6 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any money received from any Guarantor or on account of any Guarantor's liability under this Clause 23.

23.7 Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by an Obligor;

(b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

23.8 Release of Guarantors' right of contribution

If any Guarantor (a "Retiring Guarantor") ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a) that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b) each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

23.9 Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

23.10 Limitations on Guarantee

(a) Austria

(i) Notwithstanding any other provision of the Finance Documents, the guarantee granted by an Obligor incorporated in the Republic of Austria (each an "Austrian Obligor") is meant to be and shall be interpreted as "abstrakter Garantievertrag" (and not as surety/"Buergschaft" and not as a joint obligation as a borrower/"Mitschuldner") and each Austrian Obligor undertakes to pay the amounts due under or pursuant to this guarantee unconditionally, irrevocably, upon first demand and without raising any defences ("unbedingt, unwiderruflich, ueber erste Aufforderung und unter Verzicht auf alle Einwendungen").

(ii) To the extent that the guarantee in Clause 23 is given by any Austrian Obligor, no such Austrian Obligor shall be liable to pay any amount to the extent that such obligations would violate mandatory Austrian capital maintenance rules ("Kapitalerhaltungsvorschriften") pursuant to Austrian company law, in particular Sections 82 et seq. of the Austrian Act on Limited Liability Companies ("Gesetz über Gesellschaften mit beschränkter Haftung"). No such Austrian Obligor shall guarantee any of its own obligations under any of the Finance Documents. To the extent that any obligation of an Austrian Obligor to a Finance Party violates or contradicts Austrian capital maintenance law, such obligation shall be deemed replaced by an obligation of a similar nature compliant with Austrian capital maintenance law, which provides the best possible security interest (within the limits of Austrian capital maintenance law) in favour of the Finance Parties.

(b) Belgium

(i) The guarantee, indemnity and other obligations and liabilities of Messer Belgium N.V. expressed to be assumed in this Clause 23 (Guarantee and Indemnity) shall be limited to the greatest (as at the date on which the demand is made hereunder) of:

(A) an amount equal to 90 per cent of the net assets of Messer Belgium N.V. (as determined by Article 617 of the Belgian Company Code and accounting principles generally accepted in Belgium) as shown by its then most recent audited annual financial statements;

(B) the highest aggregate amount since the date hereof of all funds advanced to Messer Belgium N.V. under this Agreement or on-lent to it out of the proceeds of this Agreement; and

(C) EUR28,851,000 (as long as Messer Belgium NV shall not have acquired all or part of Messer B.V.) or EUR46,851,000 (if, and as from the time when, Messer Belgium N.V. shall have acquired all or part of Messer B.V. and shall have borrowed directly or indirectly under, or out of the proceeds of, this Agreement to finance such acquisition).

(ii) Each Guarantor Accession Letter relating to any Guarantor whose jurisdiction of incorporation is Belgium (each a "Belgian Guarantor") shall, unless the Belgian Guarantor and the Agent agree otherwise (acting reasonably and in good faith), contain limitation language similar to that set out in paragraph (i) above provided that the amount set out under paragraph (i)(C) shall be adapted on the basis of the amounts, if any, that such additional Belgian Guarantor expects directly or indirectly to borrow under, or out of the proceeds of, this Agreement.

(c) The Czech Republic

(i) For the purposes of paragraph (c) of this Clause 23.10:

"Czech Commercial Code" means the Act of the Czech Republic No. 513/1991 Coll., (as amended); and

"Relevant Czech Guarantor" means any Obligor incorporated under the laws of the Czech Republic in its capacity as a Guarantor.

(ii) Promptly after the date of this Agreement (in relation to Messer Technogas s.r.o.) or promptly after the date of the relevant Accession Letter (in relation to any Additional Obligor incorporated under the laws of the Czech Republic in its capacity as an Additional Guarantor), the Relevant Czech Guarantor shall apply to the relevant Czech court to have an expert appointed to evaluate the value of the guarantee provided by such Relevant Czech Guarantor under this Clause 23. Each such guarantee provided by any Relevant Czech Guarantor shall become effective upon delivery to the Agent of the Expert Evaluation as defined in Clause 27.38 (Czech Obligors) relating to such guarantee.

(iii) The obligations and liabilities of any Relevant Czech Guarantor shall not include any liability to the extent it would result in its guarantee and/or indemnity constituting unlawful financial assistance within the meaning of Section 120(2) and 161e(1) of the Czech Commercial Code.

(iv) For the avoidance of doubt (and save as described in paragraph (b) and (d) of Clause 3.1 (Purpose)), paragraph (iii) above shall not apply to the obligations and liabilities of any Relevant Czech Guarantor arising in respect of:

(A) Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche);

(B) Facility D; and

(C) the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility.

(d) Finland

(i) Subject to paragraph (ii) below, the obligations and liabilities of any Obligor incorporated in Finland in its capacity as a Guarantor (a "Finnish Guarantor") shall not include any liability in respect of any Term Loan or any Letter of Credit issued under Facility A, Facility B, Facility C, Facility D or the Revolving Facility to the extent that any such Term Loan or Letter of Credit or any utilisation of any Ancillary Facility or any other funds or facilities made available pursuant to this Agreement, is used to:

(A) pay the Transaction Costs to the extent to which such costs relate to the acquisition of shares in members of the Group; and/or

(B) refinance certain Financial Indebtedness of members of the Group to third parties to the extent to which such Financial Indebtedness was used to acquire shares in members of the Group; and/or

(C) fund MIG's purchase of the shares held in the KGaA as described in the Structure Memorandum; and/or

(D) any purposes other than those mentioned in paragraphs (A) to (C) above,

to the extent it would result in its guarantee and/or indemnity constituting unlawful financial assistance within the meaning of Chapter 12, Section 7, Paragraph 3 of the Finnish Companies Act (osakeyhtiölaki, 29.9.1978/734, as amended) (the "Finnish Companies Act"). For the sake of clarity, it is the understanding of the parties that any Term Loan or any Letter of Credit issued under Facility D or the Revolving Facility, is covered by the guarantee of any Finnish Guarantor, provided that the relevant Utilisation is used for the purposes set forth in Clauses 3.1(c) and (d) of this Agreement respectively (excluding for the purpose of backing the financing of the acquisition of Messer Tehnogas AD) subject to the provisions of paragraph (ii) below.

(ii) In addition to the general provision regarding unlawful financial assistance within the meaning of Chapter 12, Section 7, Paragraph 3 of the Finnish Companies Act as set forth in paragraph (i) above, the obligations and liabilities of any Finnish Guarantor shall always be limited to guarantees and indemnities incurred on behalf of, or in respect of, the obligations or liabilities of, any Obligor that meets the following requirements:

(A) the obligation or liability guaranteed by the Finnish Guarantor is covered by the unrestricted distributable equity (as defined in Chapter 12, Section 1 and 2 of the Finnish Companies Act) of the Finnish Guarantor and adequate and sufficient duly perfected counter security has been provided to the Finnish Guarantor and is in full force and effect; or

(B) such Obligor qualifies as a group company of the Finnish Guarantor or is a comparable foreign company, all as defined pursuant to the Finnish Companies Act, Chapter 12, Section 7, Paragraph 2, subparagraph 2; or

(C) the guarantee and indemnity granted by the Finnish Guarantor is provided for business reasons and is intended solely for the Obligor's business activities and the period for which the guarantee and indemnity granted hereunder is provided is no longer than is customary for such guarantees, in the manner contemplated in the Finnish Companies Act, Chapter 12, Section 7, Paragraph 2, subparagraph 3.

(e) France

(i) Unlawful financial assistance: In accordance with article L.225-216 of the French Code de Commerce, the guarantee, indemnity and other obligations of any Guarantor incorporated under the laws of France (each a "French Guarantor") under this Clause 23 shall not cover any obligation or liability incurred for the purpose of, directly or indirectly, financing or refinancing the acquisition of, or the subscription for the shares of such French Guarantor. Consequently, the obligations and liabilities of any French Guarantor, in its capacity as a Guarantor, shall not include any liability in respect of any Term Loan or any Letter of Credit issued under Facility A (Refinancing Tranche), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche) to the extent that any such Term Loan or Letter of Credit would result in its guarantee and/or indemnity constituting unlawful financial assistance within the meaning of article L.225-216 of the French Code de Commerce.

For the avoidance of doubt, this paragraph (e) shall not apply to the obligations and liabilities of any French Guarantor arising in respect of:

(A) Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche);

(B) Facility D; and

(C) the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility.

(ii) Misuse of corporate assets: The liability of each French Guarantor under this Clause 23 shall be limited, at any time, to the greater of:

(A) the aggregate of all amounts directly borrowed by the relevant French Guarantor under the Senior Facilities Agreement or on-lent to it by any member of the Group; and

(B) 85% of the greater of:

(1) the Net Asset Value of that French Guarantor calculated on the basis of its last audited financial statements available at the date of this Agreement or the date of its accession in the case of an Additional Guarantor; and

(2) the Net Asset Value of the French Guarantor calculated on the basis of its last audited financial statements available at the date on which demand is made on it pursuant to this Clause 23.

For the purposes of paragraph (ii) above, "Net Asset Value" of a French Guarantor means the capitaux propres (as defined in article 22 of the French decree no. 83-1020 of November 29, 1983) of that French Guarantor. A certificate of the statutory auditors of a French Guarantor as to the Net Asset Value shall be conclusive evidence as to the amount to which it relates.

In any event, the guarantee given by any French Guarantor expressed to be assumed by it in that capacity under this Clause 23 shall not cover any obligation or liability which, if incurred, would constitute a misuse of corporate assets as defined under article L.242-6 of the French Code de Commerce or any other article or regulation to the same effect.

(f) Germany

(i) With a view to give due regard to the obligations of the managing directors of Messer Griesheim Fünfte Vermögensverwaltungs GmbH and Messer Griesheim Sechste Vermögensverwaltungs GmbH (the "German Guarantors" and each a "German Guarantor") and the managing directors of the shareholders of each of the German Guarantors (a) to duly consider the own interest of each of the German Guarantors and its creditors as well as (b) to preserve the stated share capital of each of the German Guarantors, the Secured Parties agree, other than in accordance with the procedure set out in paragraphs (ii) to (iii) of this paragraph (f), not to enforce any guarantee created hereunder granted by a German Guarantor if and to the extent that such guarantee is an up-stream or cross-stream guarantee and the enforcement would otherwise lead to the situation that the respective German Guarantor did not have sufficient net assets (i.e. assets minus liabilities and liability reserves (Reinvermögen)) to maintain its stated share capital (Stammkapital) provided that for the purposes of the calculation of the amount to be enforced (if any) the following balance sheet items shall be adjusted as follows:

(A) the amount of any increase of stated share capital (Stammkapital) out of retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) of the relevant German Guarantor after the date hereof that has been effected without the prior written consent of the Agent shall be deducted from the stated share capital (Stammkapital);

(B) loans and other contractual liabilities incurred by the relevant German Guarantor in violation of the provisions of any of the Finance Documents shall be disregarded; and

(C) any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised, to the extent legally permitted and commercially justifiable with regard to costs and efforts involved, shall be taken into account with its market value.

(ii) The limitations set out in paragraph (i) above only apply if and to the extent that (a) within five (5) Business Days following the demand against the relevant German Guarantor under the guarantee by the Agent (the "Notice"), the managing director(s) on behalf of the relevant German Guarantor has confirmed in writing to the Agent (x) to what extent the guarantee is an up-stream or cross-stream guarantee as described in paragraph (i) above and (y) which amount of such cross-stream and/or up-stream guarantee cannot be enforced as it would cause the net assets of the relevant German Guarantor to fall below its stated share capital (taking into account the adjustments set out in paragraph (i) above) and such confirmation is supported by evidence reasonably satisfactory to the Agent (acting on behalf of the Secured Parties) (the "Management Determination") and the Secured Parties have not contested this and argued that no or a lesser amount would be necessary to maintain its stated share capital; or (b) within 30 days from the date the Secured Parties have contested the Management Determination the Secured Parties receive a determination by auditors of international standard and reputation (the "Auditor's Determination") appointed by the relevant German Guarantor, of the amount that would have been necessary on the date of the Notice to maintain its stated share capital.

(iii) If the Agent disagrees with the Management Determination and/or the Auditor's Determination, the Secured Parties shall be entitled to enforce the guarantee up to the amount which is undisputed between themselves and the relevant German Guarantor in accordance with the provisions of paragraph (i) above. In relation to the amount which is disputed, the Secured Parties shall be entitled to further pursue their claims (if any) and the relevant German Guarantor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date of the Notice), for the avoidance of doubt it being understood that the relevant German Guarantor shall not be obliged to pay such amount on demand.

(iv) The Secured Parties, other than in accordance with the procedure set out in paragraphs (vi) to (vii) of this paragraph (f), agree not to enforce any guarantee created hereunder granted by MGCH if and to the extent that such guarantee is an up-stream or cross-stream guarantee and the enforcement would otherwise lead to the situation that MGCH did not have sufficient net assets (i.e. assets minus liabilities and liability reserves (Reinvermögen)) to maintain its stated share capital (Stammkapital) provided that for the purposes of the calculation of the amount to be enforced (if any) the following balance sheet items shall be adjusted as follows:

(A) the amount of any increase of stated share capital (Stammkapital) out of retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) of MGCH after the date hereof that has been effected without the prior written consent of the Agent shall be deducted from the stated share capital (Stammkapital);

(B) loans and other contractual liabilities incurred by MGCH in violation of the provisions of any of the Finance Documents shall be disregarded; and

(C) any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised, to the extent legally permitted and commercially justifiable with regard to costs and efforts involved, shall be taken into account with its market value.

(v) The Secured Parties agree not to enforce any guarantee created hereunder granted by MGCH if and to the extent MGCH demonstrates, upon receipt of a demand against it under the guarantee, that the enforcement would otherwise lead to civil or criminal liability of (a) any current or former managing director (Geschäftsführer) of MGCH or its current or former shareholder arising from a breach of the duty of care owing by the relevant shareholders vis-à-vis the respective company (Gebot der Rücksichtnahme) or a breach of the prohibition of insolvency-causing intervention (Verbot des existenzvernichtenden Eingriffs) as far as such liability has its basis in the execution of the Finance Documents and does not result from any actions which are not permitted under the Finance Documents.

(vi) The limitations set out in paragraph (iv) above only apply if and to the extent that (a) within five (5) Business Days following the demand against MGCH under the guarantee by the Agent (the "MGCH Notice"), the managing director(s) on behalf of MGCH has confirmed in writing to the Agent (x) to what extent the guarantee is an up-stream or cross-stream guarantee as described in paragraph (iv) above and (y) which amount of such cross-stream and/or up-stream guarantee cannot be enforced as it would cause the net assets of MGCH to fall below its stated share capital (taking into account the adjustments set out in paragraph (iv) above) and such confirmation is supported by evidence reasonably satisfactory to the Agent (acting on behalf of the Secured Parties) (the "MGCH Management Determination") and the Secured Parties have not contested this and argued that no or a lesser amount would be necessary to maintain its stated share capital; or (b) within 30 days from the date the Secured Parties have contested the MGCH Management Determination the Secured Parties receive a determination by auditors of international standard and reputation (the "MGCH Auditor's Determination") appointed by MGCH of the amount that would have been necessary on the date of the MGCH Notice to maintain its stated share capital.

(vii) If the Agent disagrees with the MGCH Management Determination and/or the MGCH Auditor's Determination, the Secured Parties shall be entitled to enforce the guarantee up to the amount which is undisputed between themselves and MGCH in accordance with the provisions of paragraph (iv) above. In relation to the amount which is disputed, the Secured Parties shall be entitled to further pursue their claims (if any) and MGCH shall be entitled to prove that this amount is necessary for maintaining its or its general partner's stated share capital (calculated as of the date of the Notice), for the avoidance of doubt it being understood that MGCH shall not be obliged to pay such amount on demand.

(viii) For the avoidance of doubt, the limitations set out in this paragraph shall not apply to (a) any guarantees for loans to the extent they are on-lent, or otherwise passed on, to MGCH or to any of its Subsidiaries from time to time and such amount on-lent or otherwise passed on is not returned or (b) any Letter of Credit that is issued for the benefit of any of MGCH's or its Subsidiaries' creditors.

(g) Greece

The obligations and liabilities of Messer Hellas A.E. Für Gäse as Original Guarantor and any successor entity of such Original Guarantor incorporated and organised in the Hellenic Republic, shall not include any liability in respect of:

(i) any Obligor other than Messer Finance S.A. Luxembourg, Messer France S.A., Messer Magyarország Vagyonkezelö Kft, Messer Griesheim Vermögensverwaltungs GmbH, Messer Belgium N.V., Sauerstoffwerk Lenzburg AG; and/or

(ii) any Term Loan or any Letter of Credit issued under this Agreement to the extent that any such Term Loan or Letter of Credit is specified in the Funds Flow Statement and/or the relevant Utilisation Request that it will be used to:

(A) pay the Transaction Costs; and/or

(B) finance any part of the contribution payable for the acquisition of the Refinancing Assets,

In relation to any Guarantor incorporated and organised in the Hellenic Republic, the above limitations shall only apply to the extent that the guarantee and/or indemnity of such Additional Guarantor will constitute a prohibited guarantee within the meaning of article 23a of Codified Law 2190/1920 of the Hellenic Republic.

(h) Italy

The guarantee, indemnity and other obligations of any Guarantor incorporated in Italy (each an "Italian Guarantor") expressed to be assumed in this Clause 23 shall at no time require such Italian Guarantor to pay any amount which exceeds the highest of:

(i) the amount of Euro 2,000,000;

(ii) an amount corresponding to its Net Financial Position (as defined below), as determined on the basis of its most recent approved financial statements at the time such Italian Guarantor executes this Agreement or accedes to this Agreement;

(iii) an amount corresponding to its Net Financial Position, as determined from time to time on the basis of its most recent approved financial statements; and

(iv) an amount corresponding from time to time to the aggregate Financial Indebtedness assumed by such Italian Guarantor which derives, directly or indirectly, from amounts borrowed by any Obligor under this Agreement.

"Net Financial Position" means the aggregate amount of (i) the net trade receivables and (ii) the Cash and Cash Equivalent Investments held by the Italian Guarantor at such time deducting (i) the liabilities of the Italian Guarantor in the ordinary course of business related to trade creditors and (ii) its Financial Indebtedness.

(i) Luxembourg

(i) Notwithstanding the fact that the guarantee and indemnity contained in this paragraph (i) is in respect of all of the obligations and liabilities of any Obligor under or pursuant to the guarantee contained in this paragraph (h), the aggregate amount payable by a Guarantor incorporated in Luxembourg (a "Luxembourg Guarantor") in its capacity as a Guarantor shall be limited to the Guarantee Limit.

(ii) For the purposes of this paragraph (i):

"Asset Value" means the market value of the assets of the Luxembourg Guarantor as reasonably determined by the Agent as at the date on which the guarantee is enforced.

"External Liabilities" means the lower of (i) all Liabilities other than the Intragroup Liabilities or the Tax Liabilities as at the date on which the Guarantor enters into this Agreement and (ii) all Liabilities other than the Intragroup Liabilities or the Tax Liabilities as at the date on which this guarantee is enforced.

"Guarantee Limit" means the amount equal to the Asset Value less the Tax Liabilities (as at the date on which the guarantee is enforced) and less the External Liabilities.

"Intragroup Liabilities" means any Liabilities owed, from time to time, to an Affiliate of the Luxembourg Guarantor.

"Liabilities" means all existing liabilities incurred, from time to time, by the Luxembourg Guarantor and as reflected, from time to time, in the books of the Luxembourg Guarantor.

"Luxembourg Guarantor" means Messer Finance S.A.

"Tax Liabilities" means all Liabilities incurred, from time to time, in respect of any tax obligations of the Luxembourg Guarantor in Luxembourg.

(j) Slovenia

(i) Notwithstanding any other provision of this Agreement the parties hereto agree that the amount of liability of any Guarantor incorporated in Slovenia (each a "Slovenian Obligor") constituted in the legal form of a d.o.o. under the guarantee in this Clause 23 shall be limited, if and to the extent such guarantee has been provided to secure liabilities of its direct or indirect shareholder(s) or an entity affiliated to such shareholder (povezane družbe) within the meaning of the provisions of Chapter Seven of the Slovenian Companies Act (Zakon o gospodarskih družbah) excluding, for clarification purposes, any (direct or indirect) subsidiary of the Slovenian Obligor, in such a way that the amount of the net assets (čisto premoženje) required for the protection of the Slovenian Obligor's registered capital (osnovni kapital) must not be paid out to shareholders neither directly nor indirectly including, but not limited to, by way of a payment of a guarantee. (Article 430 of the Slovenian Companies Act - Zakon o gospodarskih družbah, as amended).

(ii) The Slovenian Obligor shall realise, if and to the extent legally permitted in respect of its business and if not unreasonable, in a situation where it does not have sufficient net assets (čisto premoženje) to maintain its stated share capital (osnovni kapital), any and all of its assets that are shown in the balance sheet with a book value (kiijžna vrednost) that is significantly lower than the market value of the asset if such asset is not necessary for its business (potrebni za obratovanje).

(k) Spain

(i) Subject to paragraph (ii) below, the guarantee, indemnity and other obligations and liabilities of any Guarantor incorporated in Spain (each a "Spanish Guarantor") expressed to be assumed in this Clause 23 shall not include any liability in respect of any Term Loan or any Letter of Credit issued under Facility A (Refinancing Trance), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche) to the extent that any such Term Loan or Letter of Credit is used to finance or refinance the acquisition by a third party of the Spanish Guarantor's own shares or participations or (i) those of its direct or indirect parent companies (in the case that the Spanish Guarantor is a Sociedad Anónima), or (ii) those in any company within the Group (in the case that the Spanish Guarantor is a Sociedad de Responsabilidad Limitada), and to the extent it would result in its guarantee and/or indemnity constituting unlawful financial assistance within the meaning of article 81 of the Royal Legislative Decree 1564/1989, of 22 December, which approved the Reworded Text of the Public Limited Companies Act, or article 40.5 of the Law 2/1995, of 23 March, which approved the Private Limited Companies Act, and in particular (but not exclusively) to:

(A) fund MIG's purchase of the shares held in the KGaA as described in the Structure Memorandum; and

(B) fund Messer France S.A. purchase from Messer Holding B.V. of the shares held in Messer Carburos, S.A.

(ii) For the avoidance of doubt, paragraph (i) above shall not apply to the obligations and liabilities of any Spanish Guarantor arising in respect of:

(A) the Facility A (Divestment Tranche), the Facility B (Divestment Tranche) and the Facility C (Divestment Tranche);

(B) Facility D; and

(C) the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility.

(l) Switzerland

(i) If and to the extent a payment in fulfilling the guarantee obligations under this Clause 23 of a Guarantor incorporated under the laws of Switzerland (a "Swiss Guarantor") would, at the time payment is due, under Swiss law and practice (inter alia, prohibiting capital repayments or restricting profit distributions) not be permitted, in particular if and to the extent the Swiss Guarantor guarantees obligations other than obligations of one of its subsidiaries (i.e. obligations of its direct or indirect parent companies (up-stream guarantee) or sister companies (cross-stream guarantee)) (the "Restricted Obligations"), then such obligations and payment amount shall from time to time be limited to the amount permitted to be paid, provided that such limited amount shall at no time be less than such Swiss Guarantor's profits and reserves available for the distribution as dividends (being the balance sheet profits and any reserves available for this purpose, in each case in accordance with art. 675(2) and art. 671(1) and (2), no. 3, of the Swiss Federal Code of Obligations) at the time or times payment under or pursuant to this Clause 23 is requested from the Swiss Guarantor, and further provided that such limitation (as may apply from time to time or not) shall not (generally or definitively) free the Swiss Guarantor from payment obligations hereunder in excess thereof, but merely postpone the payment date therefore until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and guarantees contained in the Finance Documents including, in particular, Clause 18.3 (Tax indemnity) of this Agreement shall be construed in a manner consistent with the provisos herein contained.

(ii) In respect of the Restricted Obligations, each Swiss Guarantor shall:

(A) if and to the extent required by applicable law in force at the relevant time:

(1) subject to any applicable double taxation treaty, deduct Swiss anticipatory tax (Verrechnungssteuer; "Swiss Withholding Tax") at the rate of 35% (or such other rate as in force from time to time) from any payment made by it in respect of the Restricted Obligations;

(2) pay any such deduction to the Swiss Federal Tax Administration; and

(3) notify (or procure that the Parent notifies) the Agent that such a deduction has been made and provide the Agent with evidence that such a deduction has been paid to the Swiss Federal Tax Administration, all in accordance with Clause 18.2 (Tax gross-up); and

(B) to the extent such a deduction is made, not be obliged to either gross-up in accordance with Clause 18.2 (Tax gross-up) or indemnify the Finance Parties in accordance with Clause 18.3 (Tax indemnity) in relation to any such payment made by it in respect of the Restricted Obligations unless grossing-up is permitted under the laws of Switzerland then in force.

(iii) If and to the extent requested by the Security Trustee and if and to the extent this is from time to time required under Swiss law, in order to allow the Security Trustee (and the Finance Parties) to obtain a maximum benefit under the guarantee provided under this Clause 23 by each Swiss Guarantor, each Swiss Guarantor undertakes to promptly implement all such measures and/or to promptly procure the fulfilment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(A) preparation of an up-to-date audited balance sheet of each Swiss Guarantor;

(B) confirmation of the auditors of each Swiss Guarantor that the relevant amount represents (the maximum of) freely distributable profits;

(C) approval by a shareholder(s)' meeting of the payment by each Swiss Guarantor; and

(D) all such other measures necessary or useful to allow each Swiss Guarantor to make the payments agreed hereunder with a minimum of limitations.

(m) The Netherlands

(i) Subject to paragraph (ii) below, the obligations of any Obligor incorporated in The Netherlands in its capacity as a Guarantor shall not include any liability in respect of any Term Loan or any Letter of Credit issued under Facility A (Refinancing Tranche), Facility B (Refinancing Tranche) and Facility C (Refinancing Tranche) to the extent it would result in its guarantee and/or indemnity constituting unlawful financial assistance within the meaning of Section 207c of Book 2 of the Dutch Civil Code.

(ii) For the avoidance of doubt, paragraph (a) above shall not apply to the obligations and liabilities of such Obligor arising in respect of:

(A) Facility A (Divestment Tranche), Facility B (Divestment Tranche) and Facility C (Divestment Tranche);

(B) Facility D; and

(C) the Revolving Facility, any Letter of Credit issued under the Revolving Facility and any utilisation of any Ancillary Facility.

SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

24. REPRESENTATIONS

24.1 General

(a) Each Obligor makes the representations and warranties set out in this Clause 24 to each Finance Party.

(b) In relation to the representations and warranties made on the date of this Agreement and any other date on or before the Closing Date, it is assumed that Completion has occurred and the Parent has the knowledge of the KGaA.

Status, authorisations and governing law

24.2 Status

(a) It and each of its Subsidiaries is a limited liability company or corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It and each of its Subsidiaries has the power and all necessary Authorisations to own its assets and carry on its business as it is being conducted.

24.3 Binding obligations

Subject to the Legal Reservations:

(a) the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations, and

(b) (without limiting the generality of paragraph (a) above), each Transaction Security Document to which it is a party creates the security interests which that Transaction Security Document purports to create and those security interests are valid and effective.

24.4 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents and the granting of the Transaction Security do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) the constitutional documents of any member of the Group; or

(c) any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument to an extent which has or is reasonably likely to have a Material Adverse Effect.

24.5 Power and authority

(a) It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents.

(b) No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

24.6 Validity and admissibility in evidence

(a) All Authorisations required or desirable:

(i) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(ii) (subject to the Legal Reservations) to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect except any Authorisation referred to in the exception of Clause 24.9 (No filing or stamp taxes).

(b) All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

24.7 Governing law and enforcement

(a) Subject to the Legal Reservations any express choice of law as the governing law of a Finance Documents will be recognised and enforced in its Relevant Jurisdictions.

(b) Subject to the Legal Reservations any judgment obtained in the jurisdiction specified in each Finance Document to which it is a party as the jurisdiction for enforcement of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

No insolvency, default or tax liability

24.8 Insolvency

No:

(a) corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 28.7 (Insolvency proceedings); or

(b) creditors' process described in Clause 28.8 (Creditors' process),

has been taken or, to the knowledge of the Parent, threatened in relation to any member of the Group and none of the circumstances described in Clause 28.6 (Insolvency) applies to a member of the Group.

24.9 No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial, court fees or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to a Finance Document which is expressly referred to in any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent) or Clause 30 (Changes to the Obligors) and which will be made or paid promptly by a member of the Group after the date of the relevant Finance Document.

24.10 Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

24.11 No default

(a) No Event of Default and, on the date of this Agreement and the Closing Date, no Default is continuing or is reasonably likely to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b) No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which has or is reasonably likely to have a Material Adverse Effect.

24.12 Taxation

(a) It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of EUR1,000,000 (or its equivalent in any other currency) or more.

(b) No material claims or investigations (other than common or regular investigations in the course of a tax assessment, a tax field audit or similar measures) are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes.

(c) It is resident for Tax purposes only in the jurisdiction of its incorporation.

Provision of information - general

24.13 No misleading information

(a) Any material factual information contained in the Information Memorandum or the Information Package was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given.

(b) The Base Case Model has been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements, and the financial projections contained in the Base Case Model have been prepared on the basis of recent historical information, are fair and based on reasonable assumptions and have been approved by the Signatories of the Parent.

(c) Any financial projection or forecast in relation to the Group contained in the Information Memorandum or the Information Package has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration.

(d) The expressions of opinion or intention provided by or on behalf of an Obligor for the purposes of the Information Memorandum or the Information Package were made after careful consideration and were fair and based on reasonable grounds.

(e) No event or circumstance has occurred or arisen and no information has been omitted from the Information Memorandum or the Information Package and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Memorandum or the Information Package being untrue or misleading in any material respect.

(f) All written information provided by any member of the Group (including its advisers) (other than the Information Memorandum and the Information Package) to a Finance Party or the provider of any Report was as at the date it was provided true, complete and accurate in all material respects and not misleading in any respect.

24.14 Original Financial Statements

(a) Its Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied. However in the case of monthly and quarterly statements, normal year end adjustments were not made.

(b) Its unaudited Original Financial Statements fairly represent its financial condition and results of operations (consolidated in the case of the Parent) for the relevant period.

(c) Its audited Original Financial Statements give a true and fair view of its financial condition and results of operations (consolidated in the case of the Company) during the relevant financial year.

(d) There has been no event or circumstance since the date of the Original Financial Statements which has or is reasonably likely to have a Material Adverse Effect.

(e) The Original Financial Statements of the Parent do not consolidate the results, assets or liabilities of any person or business which does not form part of the Retained Assets.

(f) Its most recent financial statements delivered pursuant to Clause 25.1 (Financial Statements):

(i) have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements and the Base Case Model; and

(ii) give a true and fair view of (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

(g) The budgets and forecasts supplied by or on behalf of the Group under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.

(h) Since the date of the most recent financial statements delivered pursuant to Clause 25.1 (Financial Statements) there has been no event or circumstance which has or is reasonably likely to have a Material Adverse Effect.

24.15 Accounting reference date

The Accounting Reference Date of each member of the Group (other than Messer Griesheim Vermögensverwaltungs GmbH which has an accounting reference date of 31 May and Messer International GmbH which has an accounting reference date of 31 March) is 31 December.

No proceedings or breach of laws

24.16 No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which are reasonably likely to be adversely determined and, if adversely determined, could reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry) been started or threatened against it or any of its Subsidiaries.

24.17 No breach of laws

(a) It has not (and none of its Subsidiaries has) breached any law or regulation which breach could reasonably be expected to have a Material Adverse Effect.

(b) No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against any member of the Group which have or could reasonably be expected to have a Material Adverse Effect.

24.18 Environmental laws

(a) Each member of the Group is in compliance with Clause 27.3 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b) No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against any member of the Group where that claim is reasonably likely to be determined against that member of the Group and, if so determined, has or could reasonably be expected to have a Material Adverse Effect.

(c) The cost to the Group of compliance with Environmental Laws (including Environmental Permits) is (to the best of its knowledge and belief, having made due and careful enquiry) adequately provided for in the Base Case Model.

Security and ownership of assets

24.19 Security and Financial Indebtedness

(a) No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.

(b) No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement.

24.20 Ranking

Subject to the Legal Reservations, the Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security other than the Existing Local Facilities Security.

24.21 Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets material in the context of the Group and necessary to carry on its business as presently conducted.

24.22 Legal and beneficial ownership

(a) It and each of its Subsidiaries is the sole legal and beneficial owner of the respective assets over which it purports to grant Security.

(b) All the Refinancing Assets are or will be on the Closing Date legally and beneficially owned by the members of the Group specified in the Structure Memorandum as owner of those shares and assets free from any claims, third party rights or competing interests other than Permitted Security permitted under Clause 27.14 (Negative Pledge) (save as specifically and fairly disclosed in the Structure Memorandum).

24.23 Shares

The shares or shareholding interests of any member of the Group which are subject to the Transaction Security are fully paid and not subject to (i) any option to purchase or similar rights, save in the case of any Obligor incorporated in The Netherlands whose shares are subject to the Transaction Security, as required under the laws of The Netherlands, or (ii) any rights of redemption or rights of first refusal, in each case save for Messer Polska Spolka z.o.o., as set out in the Articles of Association of such Company. The constitutional documents of companies whose shares or shareholding interests, are subject to the Transaction Security do not and could not restrict or inhibit any transfer of those shares or shareholding interests on creation or enforcement of the Transaction Security save as contemplated by paragraph (e) of Clause 27.35 (Conditions subsequent) for a period no longer than the period specified in such clause. There are no agreements in force which provide for the issue or allotment of, or grant any person (other than a member of the Group) the right to call for the issue or allotment of, any share or shareholding interests or loan capital of any member of the Group (including any option or right of pre-emption or conversion).

24.24 Intellectual Property

(a) It and each of its Subsidiaries:

(i) is the sole legal and beneficial owner of or has licensed to it on normal commercial terms (unless the licence is provided by a member of the Group to another member of the Group) all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted and as contemplated in the Base Case Model;

(ii) does not (nor does any of its Subsidiaries), in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to have a Material Adverse Effect; and

(iii) has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.

(b) There are no adverse circumstances relating to the validity, subsistence or use of any of its or its Subsidiaries' Intellectual Property which could reasonably be expected to have a Material Adverse Effect.

Provision of information - Group

24.25 Group Structure Chart

(a) Assuming Completion and the Pre-Closing Restructuring and the Post-Closing Restructuring have occurred, the Group Structure Chart delivered to the Agent pursuant to Part I of Schedule 2 (Conditions Precedent) is true, complete and accurate and shows the following information:

(i) all members of the Group, including current name, its jurisdiction of incorporation and/or establishment, a list of shareholders that have material shareholdings in it and indicating whether a company is a Dormant Subsidiary or is not a company with limited liability; and

(ii) all material minority interests in any member of the Group and any person in which any member of the Group holds a material shareholding of in its issued share capital or equivalent ownership interest of such person.

(b) All necessary intra-Group loans, transfers, share exchanges and other steps relating to the Restructuring resulting in the final Group structure are set out in the Structure Memorandum and Pre-Closing Restructuring steps and all Post-Closing Restructuring steps have been or will be taken in compliance with all relevant laws and regulations and all requirements of relevant regulatory authorities.

24.26 Obligors

(a) Each Material Company is or will be an Obligor on the Closing Date save for Messer Tehnogas AD.

(b) The aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA), the aggregate gross assets, the aggregate net assets and the aggregate turnover of the Guarantors on the Closing Date (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) expressed as a percentage of Consolidated EBITDA, the consolidated gross assets, net assets or turnover of the Group (the "relevant percentage") is not less than 80 per cent. provided that, for the purposes of this Clause 24.26 only, the Guarantors shall be deemed to include each Subsidiary of Messer Griesheim China Holding GmbH that is incorporated in the People's Republic of China, so long as the Finance Parties have first ranking Security over 100 per cent. of the issued share capital of Messer Griesheim China Holding GmbH and further provided that the maximum amount of the earnings before interest, tax, depreciation and amortisation, gross assets, net assets and turnover which can be added to the relevant percentage by means of this inclusion is 5% of the Consolidated EBITDA, consolidated gross assets, consolidated net assets and consolidated turnover.

24.27 Holding Companies

Except as may arise under the Transaction Documents and for Acquisition Costs, before the Closing Date neither the Company or the Parent has traded or incurred any liabilities or commitments (actual or contingent, present or future) other than in the case of the Company acting as a Holding Company of the Parent and the Parent acting as the Holding Company of its Subsidiaries.

Miscellaneous

24.28 Acquisition Documents, disclosures and other Documents

The Acquisition Documents contain all the material terms of the Acquisition.

24.29 Centre of main interests and establishments

(a) It has its "centre of main interests" (as that term is used in Article 3(1) of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the "Regulation") in its jurisdiction of incorporation;

(b) It has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any jurisdiction other than its jurisdiction of incorporation.

24.30 Times when representations made

(a) All the representations and warranties in this Clause 24 are made by each Original Obligor on the date of this Agreement except for the representations and warranties set out in Clause 24.13 (No misleading information) which are deemed to be made by each Obligor (i) with respect to the Information Memorandum, on the date the Information Memorandum is approved by the Parent, (ii) with respect to the Information Package, on the Closing Date and (iii) with respect to the Information Package (other than the Base Case Model), on any later date on which the Information Package (or part of it) is released to the Arrangers for distribution in connection with syndication and on the Syndication Date.

(b) All the representations and warranties in this Clause 24 are deemed to be made by each Obligor on the Closing Date other than Clause 24.13 (No misleading information) with respect to the Information Memorandum.

(c) The representations and warranties in Clause 24.13 (No misleading information) are deemed to be made by each Obligor on the Syndication Date.

(d) The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period (except that those contained in paragraphs (a)-(e) of Clause 24.14 (Original Financial statements) will cease to be so made once subsequent financial statements have been delivered under this Agreement).

(e) All the representations and warranties in this Clause 24 except Clause 24.13 (No misleading information), Clause 24.25 (Group Structure Chart), Clause 24.27 (Holding Companies) and Clause 24.28 (Acquisition Documents, Disclosures and other Documents) are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(f) Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

25. INFORMATION UNDERTAKINGS

The undertakings in this Clause 25 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

In this Clause 25:

"Annual Financial Statements" means the financial statements for a Financial Year delivered pursuant to paragraph (a) of Clause 25.1 (Financial statements).

"Monthly Financial Statements" means the financial statements delivered pursuant to paragraph (c) of Clause 25.1 (Financial statements).

"Quarterly Financial Statements" means a Monthly Financial Statement in respect of a month in which a Financial Quarter of the Parent expires.

25.1 Financial statements

The Parent shall supply to the Agent in sufficient copies for all the Lenders:

(a) as soon as they are available, but in any event within 120 days after the end of each of its Financial Years:

(i) its audited consolidated financial statements for that Financial Year;

(ii) the audited financial statements (consolidated if appropriate) of each Borrower for that Financial Year; and

(iii) the financial statements of any other Material Company for that Financial Year if requested by the Agent (which will be audited if that Material Company is required to produce audited accounts under local law).

(b) as soon as they are available, but in any event within 60 days after the end of each Financial Quarter or, in relation to the first Financial Quarter ending immediately after the Closing Date, 90 days after the end of such Financial Quarter) of each of its Financial Years its consolidated financial statements for that Financial Quarter (other than in respect of the Financial Quarter ending immediately prior to the Termination Date relating to Facility C).

(c) as soon as they are available, but in any event within 30 days or, in relation to the first 3 months ending immediately after the Closing Date only, 45 days after the end of each month its management accounts on a consolidated basis for that month (to include cumulative management accounts for the Financial Year to date).

25.2 Provision and contents of Compliance Certificate

(a) The Parent shall supply a Compliance Certificate to the Agent with each set of its audited consolidated Annual Financial Statements and each set of its consolidated Quarterly Financial Statements.

(b) Each Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with Clause 26 (Financial Covenants) and the amount of Cash and Accessible Cash held by the Group and, in relation to each Compliance Certificate relating to the Annual Financial Statements, prepayments to be made from Excess Cash Flow under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) and the Margin computations set out in the definition "Margin" as at the date as at which those financial statements were drawn up.

(c) Each Compliance Certificate shall be signed by Signatories of the Parent and, if delivered with the consolidated Annual Financial Statements of the Parent, shall be reported on by the Parent's Auditors in the form agreed by the Parent and the Majority Lenders.

25.3 Requirements as to financial statements

(a) The Parent shall procure that each set of Annual Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement and each Monthly Financial Statement includes a profit and loss account and statements of working capital movements, Capital Expenditure, Strategic Capital Expenditure and Net Debt and details of proposed, committed or incurred Strategic Capital Expenditure. In addition the Parent shall procure that:

(i) each set of Annual Financial Statements shall be audited by the Auditors;

(ii) each set of Quarterly Financial Statements includes a covenant simulation in respect of the Group relating to the 6 month period commencing at the end of the relevant Financial Quarter; and

(iii) each set of Monthly Financial Statements is accompanied by a statement by the Signatories of the Parent commenting on the performance of the Group for the month to which the financial statements relate and the Financial Year to date and any material developments or proposals affecting the Group or its business.

(b) Each set of financial statements delivered pursuant to Clause 25.1 (Financial statements):

(i) shall be certified by the Signatories of the relevant company as giving a true and fair view of (in the case of Annual Financial Statements for any Financial Year), or fairly representing (in other cases), its financial condition and operations as at the date as at which those financial statements were drawn up and, in the case of the Annual Financial Statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those Annual Financial Statements;

(ii) in the case of financial statements of the Group delivered pursuant to paragraph (c) of Clause 25.1 (Financial statements), shall be accompanied by commentary by the directors of the Parent comparing actual performance for the period to which the financial statements relate to:

(A) the projected performance for that period set out in the Budget; and

(B) the actual performance for the corresponding period in the preceding Financial Year of the Group; and

(iii) shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied:

(A) in the case of the Parent, in the preparation of the Base Case Model; and

(B) in the case of any Obligor, in the preparation of the Original Financial Statements for that Obligor,

unless, in relation to any set of financial statements, the Parent notifies the Agent that there has been a change in the Accounting Principles or the accounting practices, in which case:

(I) the Parent and the Agent will enter into good faith negotiations with a view to agreeing such amendments as may be required to maintain the commercial effect of the terms of this Agreement;

(II) if agreed between the Parent and the Agent (acting on the instructions of the Majority Banks), such amendments shall be binding on the Parties;

(III) if such amendments are not agreed within 45 days of such change in the Accounting Principles or accounting policies:

(1) the Parent shall supply a description of any change necessary for those financial statements to reflect the Accounting Principles, or accounting practices upon which the Base Case Model or, as the case may be, that Obligor's Original Financial Statements were prepared;

(2) the Parent shall supply sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 26 (Financial covenants) has been complied with, to determine the Margin as set out in the definition of "Margin", to determine the amount of any prepayments to be made from excess cashflow under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) and to make an accurate comparison between the financial position indicated in those financial statements and the Base Case Model (in the case of the Parent) or that Obligor's Original Financial Statements (in the case of an Obligor); and

(3) any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect (i) any amendments agreed pursuant to (I) above or (ii) in the absence of such agreement) the basis upon which the Base Case Model or, as the case may be, the Original Financial Statements were prepared.

25.4 Budget

(a) The Parent shall supply to the Agent in sufficient copies for all the Lenders, as soon as the same become available but in any event within 15 days before the start of each of its Financial Years, an annual Budget for that Financial Year.

(b) The Parent shall ensure that each Budget:

(i) is in a form reasonably acceptable to the Agent and includes a projected consolidated profit and loss, balance sheet and cashflow statement for the Group, a pro forma Compliance Certificate, projected disposals and projected capital expenditure (including, without limitation, proposed Strategic Capital Expenditure) for the Group, projected financial covenant calculations and descriptions of the proposed activities of the Group for the financial year to which the Budget relates. The projections and Compliance Certificate shall relate to the 12 month period comprising, and each month in, that Financial Year;

(ii) is prepared in accordance with the Accounting Principles and the accounting practices and financial reference periods applied to financial statements under Clause 25.1 (Financial statements);

(iii) has been approved by the Signatories of the Parent;

(iv) is accompanied by a statement by the Signatories of the Parent comparing the information and projections in that Budget with the information and projections for the same period in the Accountants' Report and the Base Case Model; and

(v) is updated following the first Financial Quarter in each Financial Year to include the spent and planned Capital Expenditure in such Financial Year and such updated Budget is delivered to the Agent by the end of the second Financial Quarter in that Financial Year.

(c) If the Company finalises an update or change to the Budget (other than as referred to in paragraph (b)(v) above), it shall within not more than 14 days of the update or change being finalised deliver to the Agent, in sufficient copies for each of the Lenders, such updated or changed Budget together with a written explanation of the main changes in that Budget.

25.5 Presentations

Once in every Financial Year, or more frequently if requested to do so by the Agent if a Default is continuing, at least two directors of the Parent (one of whom shall be the chief financial officer) must give a presentation to the Finance Parties about:

(a) the on-going business and financial performance of the Group; and

(b) any other matter which a Finance Party may reasonably request.

25.6 Year-end

(a) The Parent shall not change its Accounting Reference Date.

(b) The Parent shall procure that each quarterly accounting period and each Financial Quarter of each member of the Group ends on an accounting date.

25.7 Information: miscellaneous

The Parent shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a) at the same time as they are dispatched, copies of all documents dispatched by the Parent or any Obligor to its creditors generally (or any class of them);

(b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding EUR5,000,000 (or its equivalent in other currencies) or an aggregate amount in respect of all such proceedings exceeding EUR25,000,000 (or its equivalent in other currencies);

(c) promptly upon becoming aware of the relevant claim, the details of any material claim which is current, threatened or pending against the Vendor or any other person in respect of the Acquisition Documents and details of any disposal or insurance claim which will require a prepayment under Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow);

(d) promptly on request, such further information regarding the financial condition, assets and operations of the Group and/or any member of the Group (including any requested amplification or explanation of any item in the financial statements, budgets or other material provided by any Obligor under this Agreement, any changes to senior management of the Group and an up to date copy of its Shareholders' register (or equivalent in its jurisdiction of incorporation)) as any Finance Party through the Agent may reasonably request;

(e) promptly upon becoming aware of them, the details of any Environmental Claim which is current, threatened or pending against any member of the Group which is referred to in Clause 27.4 (Environmental claims) or which would involve a potential liability or expenditure exceeding EUR3,000,000 (or its equivalent in any currency or currencies) or an aggregate amount in respect of all such Environmental Claims exceeding EUR5,000,000 (or its equivalent in other currencies);

(f) promptly, details of an issue or allocation of or, promptly upon becoming aware of the same, a transfer of the legal or beneficial ownership of or change of control of, any share of the Parent;

(g) promptly following request by the Agent, copies of insurance policies or certificates of insurance in respect of the Group or such other evidence of the existence of those policies as may be reasonably acceptable to the Agent;

(h) promptly, following request by the Agent any actuarial reports relating to pension schemes operated by or maintained for the benefit of members of the Group and/or any of their employees;

(i) promptly, such material information in the possession of the Group relating to the Acquisition or the Restructuring as the Agent may reasonably request; and

(j) promptly, following request by the Agent, such information as the Security Trustee may reasonably require about the Charged Property and compliance of the Obligors with the terms of any Transaction Security Documents; and

(k) promptly, details of any contingent or future liabilities of any Specified Holding Company under the Acquisition Agreement or any Existing Disposal Contract that expire, are cancelled or cease to apply.

25.8 Notification of default

(a) Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence or upon becoming aware that it is reasonably likely to occur (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b) Promptly upon a request by the Agent, the Parent shall supply to the Agent a certificate signed by two of its Signatories or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

25.9 "Know your customer" checks

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii) any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary "know your customer" or other checks in relation to any relevant person pursuant to the transactions contemplated in the Finance Documents.

(b) Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied with the results of all necessary "know your customer" or other checks on Lenders or prospective new Lenders pursuant to the transactions contemplated in the Finance Documents.

(c) The Company shall, by not less than 10 business Days' prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 30 (Changes to the Obligors).

(d) Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied with the results of all necessary "know your customer" or other checks in relation to any relevant person pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

26. FINANCIAL COVENANTS

26.1 Financial definitions

In this Clause 26:

"Borrowings" means, at any time, the outstanding principal, capital or nominal amount and any fixed or minimum premium payable on prepayment or redemption of any indebtedness for or in respect of:

(a) moneys borrowed;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised by the issue of redeemable shares which are redeemable before the date falling 114 Months after the Closing Date;

(g) any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind the entry into the agreement is to raise finance or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 180 days after the date of supply;

(h) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

(i) (without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"Capital Expenditure" means any expenditure or obligation in respect of expenditure which in accordance with the Accounting Principles is treated as capital expenditure and including the capital element of any expenditure or obligation incurred in connection with a finance or capital lease plus, for the avoidance of doubt, any amount referred to in paragraphs (d) and (e) of the definition of Permitted Acquisitions.

"Cash" means, at any time, cash at bank and credited to an account in the name of a member of the Consolidated Group with an Acceptable Bank and to which a member of the Consolidated Group is alone beneficially entitled and for so long as:

(a) that cash is repayable on demand;

(b) repayment of that cash is not contingent on the prior discharge of any other indebtedness of any member of the Consolidated Group or of any other person whatsoever or on the satisfaction of any other condition; and

(c) there is no Security over that cash except Transaction Security, any other security which collateralises Borrowings forming part of Total Debt, any netting or set-off arrangements relating to debit and credit balances and any security arising under the general business conditions of the relevant Acceptable Bank.

"Cash Cover" means the ratio of Cashflow to Total Debt Service in respect of any Relevant Period.

"Cashflow" means, in respect of any Relevant Period, Consolidated EBITDA for that Relevant Period after:

adding back:

(a) any decrease in the amount of Working Capital;

(b) any cash receipt in respect of any exceptional or extraordinary item;

(c) any cash receipt in respect of any tax rebate;

(d) any increase in pension provisions or other long term provisions taken into account in establishing Consolidated EBITDA;

(e) any Utilisation under Facility D;

(f) any amount of Cash or Cash Equivalents legally and beneficially owned by a member of the Group incorporated in a Restricted Jurisdiction that is not Accessible Cash and which is utilised towards Strategic Capital Expenditure provided that the asset or assets acquired with such Strategic Capital Expenditure will generate Cashflow that will be Accessible Cash and that such utilisation is demonstrated in the Compliance Certificate relating to the Relevant Period; and

(g) the aggregate amount of Facility A (Divestment Tranche) Loans, Facility B (Divestment Tranche) Loans, and Facility C (Divestment Tranche) Loans made during the Relevant Period as amended;

(h) the proceeds received by a member of the Group from a Specified Holding Company of a Permitted Share Issue; and

(i) the book value of assets disposed of (in respect of which the gain or loss on disposal is included in EBITDA),

and deducting:

(i) any amount of Capital Expenditure actually made by any member of the Consolidated Group;

(ii) any increase in the amount of Working Capital;

(iii) any cash payment in respect of any exceptional or extraordinary item;

(iv) any amount actually paid or due and payable in respect of taxes on the profits of any member of the Consolidated Group;

(v) any decrease in pension provisions or other long term provisions taken into account in establishing Consolidated EBITDA;

(vi) the amount of any dividend or distribution paid or payable to minority shareholders that are not members of the Consolidated Group;

(vii) any dividends or distributions or other payments made to a Specified Holding Company (other than the Parent);

(viii) any amount lent by a member of the Consolidated Group to a company which is not a member of the Consolidated Group; and

(ix) the aggregate amount deposited in a Holding Account and the Mandatory Prepayment Accounts pursuant to this Agreement,

and so that no amount shall be included more than once.

"Consolidated EBIT" means the operating profits of the Group from ordinary activities:

(a) before deducting any Transaction Costs;

(b) before taking into account any realised and unrealised exchange gains and losses including those arising on translation of currency debt;

(c) before taking into account any gain or loss arising from an upward or downward revaluation or fair market value adjustment of any assets; and

(d) adding back cash dividends or distributions received by members of the Consolidated Group from persons that are not members of the Consolidated Group,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Consolidated Group from ordinary activities.

"Consolidated EBITDA" means Consolidated EBIT before deducting any amount attributable to the amortisation of intangible assets or the depreciation of tangible assets.

"Consolidated Net Finance Charges" means, for any Relevant Period, the aggregate amount of the accrued interest, commission, fees, discounts, prepayment penalties or premiums and other finance payments in respect of Borrowings whether or not paid or payable by any member of the Consolidated Group in respect of that Relevant Period:

(a) excluding any such obligations owed to any other member of the Consolidated Group;

(b) including the interest element of leasing and hire purchase payments;

(c) including any accrued commission, fees, discounts and other finance payments payable by any member of the Consolidated Group under any interest rate hedging arrangement;

(d) deducting any accrued commission, fees, discounts and other finance payments owing to any member of the Consolidated Group under any interest rate hedging instrument;

(e) deducting any accrued interest owing to any member of the Consolidated Group on any deposit or bank account;

(f) excluding any Transaction Costs; and

(g) excluding any currency gain or loss added or charged as a finance payment resulting from currency translations of amounts due in respect of the Facilities;

(h) excluding any non-cash interest charges made in respect of any account for pensions;

(i) deducting interest income received and accrued by any member of Consolidated Group (other than in respect of interest payable by another member of the Group).

"Consolidated Total Debt" means at any time, the aggregate amount of all obligations of the Consolidated Group for or in respect of Borrowings (and, for these purposes, the Term Loans under the Facility A (EUR Refinancing Tranche), Facility B (EUR Refinancing Tranche) and Facility C (Refinancing Tranche) of an aggregate amount of EUR101,300,000 utilised or to be utilised for the purpose of making the Deferred Loan shall be deemed to be made on the Closing Date) but:

(a) excluding any obligations to any other member of the Consolidated Group;

(b) excluding any obligations under any Entrusted Loans;

(c) including, in the case of finance leases, only the capitalised value thereof; and

(d) for the avoidance of doubt including, any guarantee or indemnity by any member of the Consolidated Group in respect of any Borrowings of any member of the Group that is not a member of the Consolidated Group, and so that no amount shall be included more than once.

"Consolidated Total Net Debt" means Consolidated Total Debt but:

(a) deducting the aggregate amount of Accessible Cash held by any member of the Consolidated Group; and

(b) deducting the aggregate amount of Cash and Cash Equivalents that is not Accessible Cash legally and beneficially owned by any member of the Consolidated Group incorporated in a Restricted Jurisdiction to the extent of the aggregate Borrowing of that member of the Consolidated Group (other than, in relation to members of the Consolidated Group incorporated in the People's Republic of China, Entrusted Loans).

and so that no amount shall be included more than once.

"Current Assets" means the aggregate of:

(a) inventory and trade receivables of each member of the Consolidated Group; and

(b) advance payments made by members of the Consolidated Group in relation to indebtedness to trade creditors,

"Current Liabilities" means the aggregate trade creditors and prepayments of each member of the Consolidated Group.

"Debt Cover" means the ratio of Consolidated Total Net Debt on a specified date to Consolidated EBITDA in respect of any Relevant Period ending on such date.

"Excess Cashflow" means, for any period for which it is being calculated, Cashflow for that period less:

(a) Total Debt Service; and

(b) any Permitted Carry Forward Amount.

provided that if any of the Permitted Carry Forward Amount is not used in the relevant Carry Forward Year, such amount of the Permitted Carry Forward Amount shall be added back to the amount of Excess Cashflow in relation to any period falling within the Carry Forward Year.

"Financial Quarter" means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

"Financial Year" means the annual accounting period of the Consolidated Group ending on or about the Accounting Reference Date in each year.

"Interest Cover" means the ratio of Consolidated EBITDA to Consolidated Net Finance Charges in respect of any Relevant Period;

"Total Debt Service" means, in respect of any Relevant Period, the aggregate of:

(a) Consolidated Net Finance Charges;

(b) the aggregate of all Borrowings and all Available Facilities under the Facility A (Divestment Tranche), Facility B (Divestment Tranche) or Facility C (Divestment Tranche) which fell due for repayment, prepayment or, as the case maybe, cancellation (or which (other than for the purposes of calculating "Excess Cashflow") would have so fallen due had each voluntary prepayment made under Clause 11.5 (Voluntary Prepayment of Term Utilisations) in respect of Facility A, been applied pro rata against the Repayment Instalments for each Repayment Date relating to the Facility A falling after such prepayment to produce a revised repayment Schedule for the purposes of calculating the Total Debt Service) but excluding:

(i) any amounts falling due under any overdraft or revolving facility (including, without limitation any Ancillary Facility and which were available for simultaneous redrawing according to the terms of such facility);

(ii) any mandatory prepayment of Excess Cash Flow or made from the proceeds of a Holding Account or Mandatory Prepayment Account (where such amounts were paid onto the relevant account prior to the commencement of the Relevant Period) made pursuant to Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow); and

(iii) any such obligations owed to any member of the Consolidated Group),

(c) the amount of the capital element of any payments in respect of that Relevant Period payable under any finance lease or capital lease entered into by any member of the Consolidated Group,

and so that no amount shall be included more than once.

"Permitted Carry Forward Amount" has the meaning given to it in Clause 26.2 (Financial condition).

"Quarter Date" means each of 31 March, 30 June, 30 September and 31 December.

"Relevant Period" means each period of twelve months, or (other than for the purposes of Calculating Debt Cover) such shorter period commencing on the first day of the Month immediately following the Closing Date, ending on the last day of each Financial Year or ending on the last day of each Financial Quarter of each financial year.

"Unused Amount" has the meaning given to it in Clause 26.2 (Financial condition).

"Working Capital" means on any date Current Assets less Current Liabilities.

26.2 Financial condition

The Parent shall ensure that:

(a) Cash Cover: Cash Cover in respect of any Relevant Period (commencing with the Relevant Period ending on 31 December 2004 and each Quarter Date falling thereafter shall not be less than 1:1.

(b) Interest Cover: Interest Cover in respect of any Relevant Period specified in column 1 below shall be or shall exceed the ratio set out in column 2 below opposite that Relevant Period.

Column 1	Column 2
Relevant Period	Ratio
Relevant Period expiring 30 September 2004	4:00:1
Relevant Period expiring 31 December 2004	4:00:1
Relevant Period expiring 31 March 2005	4:40:1
Relevant Period expiring 30 June 2005	4:40:1
Relevant Period expiring 30 September 2005	4:50:1
Relevant Period expiring 31 December 2005	4:60:1
Relevant Period expiring 31 March 2006	4:60:1
Relevant Period expiring 30 June 2006	4:85:1
Relevant Period expiring 30 September 2006	5:00.1
Relevant Period expiring 31 December 2006	5:00:1
Relevant Period expiring 31 March 2007	5:00:1
Relevant Period expiring 30 June 2007	5:00:1
Relevant Period expiring 30 September 2007	5:00:1
Relevant Period expiring 31 December 2007	5:25:1
Relevant Period expiring 31 March 2008	5:25:1
Relevant Period expiring 30 June 2008	5:25:1
Relevant Period expiring 30 September 2008	5:25:1
Relevant Period expiring 31 December 2008 and on each Quarter Date thereafter	5:50:1

(c) Debt Cover: Debt Cover in respect of any Relevant Period specified in column 1 below shall not exceed:

(i) if such Relevant Period ends prior to the Trigger Date, the ratio set out in column 2 below opposite that Relevant Period; or

(ii) if such Relevant Period ends on or after the Trigger Date, the lesser of 2.2:1 and the ratio set out in Column 2 below opposite that Relevant Period.

Column 1	Column 2
Relevant Period	Ratio
Relevant Period expiring 30 September 2004	3:75:1
Relevant Period expiring 31 December 2004	3:75:1
Relevant Period expiring 31 March 2005	3:75:1
Relevant Period expiring 30 June 2005	3:60:1
Relevant Period expiring 30 September 2005	3:60:1
Relevant Period expiring 31 December 2005	3:40:1
Relevant Period expiring 31 March 2006	3:40:1
Relevant Period expiring 30 June 2006	3:00:1
Relevant Period expiring 30 September 2006	3:00:1
Relevant Period expiring 31 December 2006	2:75:1
Relevant Period expiring 31 March 2007	2:75:1
Relevant Period expiring 30 June 2007	2:50:1
Relevant Period expiring 30 September 2007	2:50:1
Relevant Period expiring 31 December 2007	2:25:1
Relevant Period expiring 31 March 2008	2:25:1
Relevant Period expiring 30 June 2008	2:00:1
Relevant Period expiring 30 September 2008	2:00:1
Relevant Period expiring 31 December 2008	1:75:1
Relevant Period expiring 31 March 2009	1:75:1
Relevant Period expiring 30 June 2009 and on each Quarter Date thereafter	1:50:1

(d) Capital Expenditure: The aggregate Capital Expenditure of the Group in respect of any Financial Year of the Parent specified in column 1 below shall not exceed the amount set out in column 2 below opposite that Financial Year.

Column 1	Column 2
Financial Year Ending	Maximum Expenditure (EUR)
Relevant Period expiring 31 December 2004	95,000,000
Relevant Period expiring 31 December 2005	110,000,000
Relevant Period expiring 31 December 2006	90,000,000
Relevant Period expiring 31 December 2007	85,000,000
Relevant Period expiring 31 December 2008	85,000,000
Relevant Period expiring 31 December 2009	85,000,000
Relevant Period expiring 31 December 2010 and on the last date of each financial year of the Parent thereafter	80,000,000

If in any Financial Year (the "Original Financial Year") the amount of the Capital Expenditure is less than the maximum amount permitted for that Original Financial Year (the difference being referred to below as the "Unused Amount"), then the maximum expenditure amount set out in column 2 above for the immediately following Financial Year (the "Carry Forward Year") shall be increased by an amount equal to the lower of (1) the Unused Amount and (2) EUR20,000,000 and (3) the amount which could have been utilised by way of additional Capital Expenditure in the Original Financial Year without causing a breach of the Cash Cover test during that Original Financial Year (the "Permitted Carry Forward Amount"). In any Carry Forward Year, the original amount specified in column 2 above shall be treated as having been incurred after any Unused Amount carried forward into such Carry Forward Year.

26.3 Financial testing

(a) Subject to paragraph (b) below, the financial covenants set out in Clause 26.2 (Financial condition) shall be calculated in accordance with the Accounting Principles and tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 25.2 (Provision and contents of Compliance Certificate).

(b) In respect of Consolidated EBITDA for the purpose of the financial covenant in paragraph (c) (Debt Cover) of Clause 26.2 (Financial condition) for each of the Relevant Periods ending on a date which is less than 12 months after the Closing Date, the amount thereof shall be calculated by reference to the amount of Consolidated EBITDA as disclosed in the financial statements and/or Compliance Certificates for the Financial Quarters ending after the Closing Date, on a pro forma "last twelve months" basis.

27. GENERAL UNDERTAKINGS

The undertakings in this Clause 27 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

Authorisations and compliance with laws

27.1 Authorisations

Each Obligor shall promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b) supply certified copies to the Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(i) enable it to perform its obligations under the Finance Documents and the Acquisition Documents;

(ii) (subject to the Legal Reservations) ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document or Acquisition Document; and

(iii) enable it to own its assets and to carry on its business, trade and ordinary activities as currently conducted where failure to obtain or comply with those Authorisations is reasonably likely to have a Material Adverse Effect.

27.2 Compliance with laws

Each Obligor shall (and the Parent shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if failure so to comply, has or is reasonably likely to have a Material Adverse Effect.

27.3 Environmental compliance

Each Obligor shall (and the Parent shall ensure that each member of the Group will):

(i) comply with all Environmental Law;

(ii) obtain, maintain and ensure compliance with all requisite Environmental Permits;

(iii) comply with all other covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased or occupied by any member of the Group or on which any member of the Group has conducted any activity; and

(iv) implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

27.4 Environmental claims

Each Obligor shall (through the Parent), promptly upon becoming aware of the same, inform the Agent in writing of:

(a) any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b) any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim is reasonably likely to be determined against that member of the Group and, if so determined, has or is reasonably likely to have a Material Adverse Effect.

27.5 Taxation

(a) Each Obligor shall (and the Parent shall ensure that each member of the Group will) duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i) such payment is being contested in good faith;

(ii) adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under Clause 25.1 (Financial statements); and

(iii) such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b) No Borrower may change its residence for Tax purposes.

Restrictions on business focus

27.6 Merger

No Obligor shall (and the Parent shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Transaction.

27.7 Change of business

The Parent shall procure that no substantial change is made to the general nature of the business of the Group taken as a whole from that carried on by the Group at the date of this Agreement.

27.8 Acquisitions

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Parent shall ensure that no other member of the Group will):

(i) acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or

(ii) incorporate a company.

(b) Paragraph (a) above does not apply to an acquisition of a company, of shares, securities or a business or undertaking (or, in each case, any interest in any of them) or the incorporation of a company which is:

(i) a Permitted Acquisition; or

(ii) a Permitted Transaction.

27.9 Joint ventures

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will):

(i) invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or

(ii) transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).

(b) Paragraph (a) above does not apply to a Permitted Joint Venture.

27.10 Holding Companies

(a) No Specified Holding Company other than MIG shall trade, carry on any business own any assets or incur any liabilities except for:

(i) the provision of administrative services (save in the case of the Parent, excluding treasury services) to other members of the Group of a type customarily provided by a holding company to its Subsidiaries;

(ii) ownership of shares in its Subsidiaries, intra-Group debit balances and credit balances in bank accounts, cash and Cash Equivalent Investments but only (in the case of the Parent only and subject to the Security Principles) if those shares, credit balances, cash and Cash Equivalent Investments are subject to the Transaction Security;

(iii) any liabilities under the Transaction Documents to which it is a party and professional fees and administration costs in the ordinary course of business as a holding company; and

(iv) any transaction entered into, assets owned or liabilities incurred pursuant to paragraph (d) of the definition of Permitted Transactions.

(b) MGCH shall not trade, carry on any business, own any assets or incur any liabilities except for:

(i) the provision of administrative services (and the employment of staff) to its Subsidiaries and Joint Ventures of a type (and in a manner) customarily provided by a holding company to its Subsidiaries and Joint Ventures;

(ii) ownership of shares in its Subsidiaries and Joint Ventures, credit balances in banks, cash and Cash Equivalent Investments;

(iii) any liabilities under the Transaction Documents to which it is a party and professional fees and administration costs in the ordinary course of business as a holding company;

(iv) any transaction entered into, assets owned or liabilities incurred pursuant to paragraph (d) of the definition of "Permitted Transactions";

(v) the borrowing of loans to the extent they are to be on-lent or otherwise passed on to any of its Subsidiaries; and

(vi) the incurrence of other liabilities, the aggregate amount of which does not exceed EUR100,000.

27.11 Dormant subsidiaries

No Obligor shall (and the Parent shall ensure no member of the Group will) cause or permit any member of the Group which is a Dormant Subsidiary to commence trading or cease to satisfy the criteria for a Dormant Subsidiary unless such Dormant Subsidiary, if it becomes a Material Company, becomes an Additional Guarantor in accordance with Clause 30.4 (Additional Guarantors).

Restrictions on dealing with assets and Security

27.12 Preservation of assets

Each Obligor shall (and the Parent shall ensure that each member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets material in the context of the Group and necessary in the conduct of the Group's business.

27.13 Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party or Hedge Counterparty against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

27.14 Negative pledge

In this Clause 27.14, "Quasi-Security" means a transaction described in paragraph (b) below.

Except as permitted under paragraph (c) below:

(a) No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(b) No Obligor shall (and the Company shall ensure that no other member of the Group will):

(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv) enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi-Security, which is:

(i) Permitted Security; or

(ii) a Permitted Transaction.

27.15 Disposals

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal which is:

(i) a Permitted Disposal; or

(ii) a Permitted Transaction.

27.16 Arm's length basis

(a) Except as permitted by paragraph (b) below, no Obligor shall (and the Parent shall ensure no member of the Group will) enter into any transaction with any person except on arm's length terms and for full market value.

(b) The following transactions shall not be a breach of this Clause 27.16:

(i) intra-Group loans permitted under Clause 27.17 (Loans or credit);

(ii) fees, costs and expenses payable under the Transaction Documents in the amounts set out in the Transaction Documents delivered to the Agent under Clause 4.1 (Initial conditions precedent) or agreed by the Agent; and

(iii) any Permitted Transactions.

Restrictions on movement of cash - cash out

27.17 Loans or credit

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Parent shall ensure that no member of the Group will) be a creditor in respect of any Financial Indebtedness.

(b) Paragraph (a) above does not apply to:

(i) a Permitted Loan; or

(ii) a Permitted Transaction.

27.18 No Guarantees or indemnities

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Parent shall ensure that no Material Company will) incur or allow to remain outstanding any guarantee in respect of any obligation of any person.

(b) Paragraph (a) does not apply to a guarantee which is:

(i) a Permitted Guarantee; or

(ii) a Permitted Transaction.

27.19 Dividends and share redemption

(a) Except as permitted under paragraph (b) below, the Company shall ensure that no member of the Group will:

(i) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(ii) repay or distribute any dividend or share premium reserve;

(iii) pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the shareholders of the Parent; or

(iv) redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

(b) Paragraph (a) above does not apply to:

(i) a Permitted Distribution; or

(ii) a Permitted Transaction (other than one referred to in paragraph (c) of the definition of that term).

27.20 Structural Intra-Group Loans

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Parent shall ensure that no member of the Group will):

(i) repay or prepay any principal amount (or capitalised interest) outstanding under the Structural Intra-Group Loans;

(ii) pay any interest or any other amounts payable in connection with the Structural Intra-Group Loans; or

(iii) purchase, redeem, defease or discharge, exchange or enter into any sub-participation arrangements in respect of any amount outstanding with respect to the Structural Intra-Group Loans.

(b) Paragraph (a) does not apply to a payment, repayment, prepayment, purchase, redemption, defeasance or discharge which is:

(i) a Permitted Payment; or

(ii) a Permitted Transaction.

Restrictions on movement of cash - cash in

27.21 Financial Indebtedness

(a) Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group will) incur or allow to remain outstanding any Financial Indebtedness.

(b) Paragraph (a) above does not apply to Financial Indebtedness which is:

(i) Permitted Financial Indebtedness;

(ii) a Permitted Transaction.

27.22 Share capital

No Obligor shall (and the Parent shall ensure no member of the Group will) issue any shares except pursuant to:

(a) a Permitted Share Issue; or

(b) a Permitted Transaction.

Miscellaneous

27.23 Insurance

(a) Each Obligor shall (and the Parent shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b) All insurances must be with reputable independent insurance companies or underwriters.

27.24 Pensions

(a) The Parent shall ensure that no action or omission is taken by any member of the Group in relation to any pension scheme which has or is reasonably likely to have a Material Adverse Effect.

(b) The Parent shall deliver to the Agent at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the Parent), actuarial reports in relation to all pension schemes mentioned in (a) above.

27.25 Access

Each Obligor shall, and the Parent shall ensure that each member of the Group will, if a Default is continuing, permit the Agent and/or the Security Trustee and/or accountants or other professional advisers and contractors of the Agent or Security Trustee free access at all reasonable times and on reasonable notice (for a reasonable period) at the risk and cost of the Obligor or company to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with senior management of the Group. Such persons shall minimise the disruption caused to the operations of the members of the Group caused by any such access.

27.26 Intellectual Property

(a) Each Obligor shall (and the Parent shall procure that each Group member will):

(i) preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(ii) use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(iii) make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(iv) not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(v) not discontinue the use of the Intellectual Property,

where failure to do so is reasonably likely to have a Material Adverse Effect.

(b) Failure to comply with any part of paragraph (a) above shall not be a breach of this Clause 27.26 to the extent that any dealing with Intellectual Property which would otherwise be a breach of paragraph (a) is contemplated by the definition of Permitted Transaction.

27.27 Amendments

No Obligor shall (and the Parent shall ensure that no member of the Group nor any Specified Holding Company will) amend, vary, novate, supplement, supersede, waive or terminate any term of a Transaction Document or any other document delivered to the Agent pursuant to Clauses 4.1 (Initial conditions precedent) or Clause 30 (Changes to the Obligors) or (save for the Transaction Documents and the documents relating to the Restructuring) enter into any agreement with any shareholders of the Company or any of their Affiliates which is not a member of the Group except in writing:

(a) prior to or on the Closing Date, either to the extent any such amendment, variation, supplement or waiver is of a technical nature only or otherwise with the prior written consent of the Original Lenders; or

(b) after the Closing Date, in a way which could not be reasonably expected materially and adversely to affect the interests of the Lenders; and

(c) The Company shall promptly supply to the Agent a copy of any document relating to any of the matters referred to in paragraphs (a) to (b) above.

27.28 Financial assistance

Each Obligor shall (and the Parent shall procure each member of the Group will) comply in all respects with financial assistance legislation in all relevant jurisdictions including, without limitation, (a) in relation to the execution of the Transaction Security Documents and payment of amounts due under this Agreement and (b) in relation to any Structural Intra-Group Loan provided by any person incorporated in The Netherlands, procuring that such Structural Intra-Group Loan complies with clause 2:207(c) of the Dutch Civil Code, (c) in relation to the share buy-back of shares in Sauerstoffwerk Lenzburg AG from Messer Schweiz Verwaltungs AG by Sauerstoffwerk Lenzburg AG, procuring that all legal requirements including in particular, without limitation those for a share capital reduction are complied with and (d) in relation to up-steam or cross-stream security and guarantees under the Finance Documents provided by Obligors incorporated in Switzerland procuring for the payment of a fair security/guarantee fee to such Obligor.

27.29 Group bank accounts

The Parent shall use its reasonable endeavours to ensure that each bank account of the Group shall be opened and maintained with a Finance Party or an Affiliate of a Finance Party (but only if there are at least two Finance Parties (or their Affiliates) operating in the jurisdiction in which such bank account is situated, each of which is offering reasonably broad based commercial banking services of the nature required by the Group's business at competitive pricing and, where this clause would result in the transfer of an existing account, to do so would not be unduly disruptive to the relevant Group Company or its dealings with its customers and suppliers) and, in relation to each Member of the Group that is an Obligor, are (subject to the Security Principles) subject to valid security under the Transaction Security Documents. Notwithstanding the foregoing, no Group member shall be obliged to transfer any bank accounts on or before the date which is 180 days after the Closing Date.

27.30 Treasury Transactions

(a) No Obligor shall (and the Parent will procure that no members of the Group will) enter into any Treasury Transaction, other than:

(i) the hedging transactions contemplated by the Hedging Letter and documented by the Hedging Agreements;

(ii) spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and

(iii) any Treasury Transaction entered into for the hedging of actual or anticipated real exposures arising in the ordinary course of trading activities of a member of the Group for a period of not more than 6 months and not for speculative purposes.

(b) The Parent shall ensure that all currency and interest rate hedging arrangements contemplated by the Hedging Letter are implemented in accordance with the terms of the Hedging Letter and that such arrangements are not terminated, varied or cancelled without the consent of the Agent (acting on the instructions of the Majority Lenders).

27.31 Guarantors

(a) The Parent shall ensure that at all times after the Closing Date, that:

(i) Subject to the Security Principles all Material Companies (save for Tehnogas AD) are Obligors and

(ii) that the aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors and the aggregate gross assets, the aggregate net assets and aggregate turnover of the Guarantors (in each case calculated on an unconsolidated basis and excluding all intra-group items) expressed as a percentage of Consolidated EBITDA, consolidated gross assets, consolidated net assets and consolidated turnover of the Group (the "relevant percentage") is not less than 80 per cent. provided that, for the purposes of this Clause 27.31 only, the Guarantors shall be deemed to include each Subsidiary of Messer Griesheim China Holding GmbH that is incorporated in the Peoples Republic of China, so long as the Finance Parties have first ranking Security over 100 per cent. of the issued share capital of Messer Griesheim China Holding GmbH and further provided that the maximum amount of the earnings before interest, tax, depreciation and amortization, gross assets, net assets and turnover which can be added to the relevant percentage by means of this inclusion is 5% of the Consolidated EBITDA, consolidated gross assets, consolidated net assets and consolidated turnover.

(b) The Parent need only perform its obligations under paragraph (a)(ii) above if it is not unlawful for the relevant person to become a Guarantor and that person becoming a Guarantor (or having the guarantee enforced against it) would not result in personal liability for that person's directors or other management. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if, in its opinion, to do so would avoid the relevant unlawfulness or personal liability and shall agree to such limit if there is at that time a Guarantor incorporated in the subject jurisdiction and the limitation is the same as the limitation applicable to that existing Guarantor.

27.32 Further assurance

(a) Subject to the Security Principles, each Obligor shall (and the Parent shall procure that each member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i) to perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights powers and remedies of the Security Trustee or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii) to confer on the Security Trustee or confer on the Finance Parties Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Transaction Security Documents; and/or

(iii) to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b) Subject to the Security Principles, each Obligor shall (and the Parent shall procure that each member of the Group shall) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee or the Finance Parties by or pursuant to the Finance Documents.

27.33 Capital Expenditure

No Obligor shall (and the Parent shall procure that no Member of the Group shall) incur Strategic Capital Expenditure if:

(a) a Capex Trigger Default has occurred and is continuing; or

(b) during the 12 month period following the incurrence of such Strategic Capital Expenditure, the Parent would be projected to breach its obligations under Clause 26.2 (Financial Condition) (as determined by senior management of the Group).

27.34 MGH deposit

The Company will procure that amounts received by MGH from the escrow arrangements for the Acquisition Agreement and not utilised on or about the Completion Date in accordance with the Funds Flow shall thereafter be utilised only as contemplated in the Structure Memorandum.

27.35 Conditions subsequent

The Parent shall procure that:

(a) within 30 days of the Closing Date, a letter from the Parent to the Agent is delivered specifying the Holding Account and the Mandatory Prepayment Account including details of each account name, account number and the name and address of the bank where each account is held;

(b) within 60 days of the Closing Date, subject to the Security Principles, Security over bank accounts, receivables (including intercompany receivables), real property, intellectual property and (to the extent possible) other assets of each Obligor is provided to the Security Agent in form and substance reasonably satisfactory to the Security Agent together with all corporate resolutions and legal opinion (in customary form) that the Security Agent may reasonably require in relation thereto;

(c) within 60 days of the Closing Date the Hedging Agreements are entered into;

(d) within 90 days of the Closing Date, indebtedness under the Existing Peru Local Facilities shall be repaid in full with the proceeds of a Facility B ($ Refinancing Tranche) Loan;

(e) prior to 30 September 2004, the by-laws of Messer Italia S.p.A. are amended by Messer Holding B.V., its shareholder, to ensure that any restrictions or limits relating to transfer of Messer Italia S.p.A.'s shares shall not apply to transfer arising from the endorsement of any security rights created over any of Messer Italia S.p.A.'s shares;

(f) within 45 days of the Closing Date, a shareholders' resolution of Messer Carburos, S.A. in the agreed form duly passed pursuant to the constitutional documents of Messer Carburos, S.A. approving the terms of, and the transactions contemplated by, the Finance Documents to which Messer Carburos, S.A. is a party;

(g) prior to the end of the Closing Date, the following will be delivered to the Agent (in form and substance reasonably satisfactory to it):

(i) the following Transaction Security Documents duly executed by the relevant Original Obligor:

Transaction Security Documents	Name of Original Obligor
share pledge over the shares in Messer Polska Spolka z.o.o	the Parent
share pledge over the shares in Messer Belgium N.V.	the Parent
share pledge over the shares in Messer Holding B.V.	the Parent
share pledge over the shares in Messer B.V.	Messer Holding B.V.
account pledge agreement in relation to any account held by Messer Finance S.A. with Banque de Luxembourg	Messer Finance S.A.

(ii) if applicable, a copy of all notices required to be sent under the Transaction Security Documents referred to in paragraph (i) above, duly acknowledged by the addressee;

(iii) a copy of all share certificates, transfers and stock transfers forms or equivalent duly executed by the relevant Original Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under Transaction Security Documents referred to in paragraph (i) above;

(iv) in relation to any Obligor incorporated in the Netherlands, the documentation referred to in paragraphs 1(e), (f) and (i) of Part I (Conditions precedent to initial utilisation) of Schedule 2 (Conditions Precedent);

(v) in relation to each Specified Holding Company (other than MIG), a copy of a resolution of the committee of all of the holders of the issued shares or partnership interests, as applicable, in each Specified Holding Company (other than MIG), approving the terms of, and the transactions contemplated by, the Finance Documents to which the such Specified Holding Company is a party;

(vi) a legal opinion of the following advisers to the Agent and the Arrangers:

(A) Clifford Chance LLP, London, the Lenders' English counsel;

(B) Clifford Chance LLP, Brussels, the Lenders' Belgian counsel;

(C) Clifford Chance LLP, Amsterdam, the Lenders' Dutch counsel;

(D) Clifford Chance LLP, Warsaw, the Lenders' Polish counsel;

(E) Clifford Chance LLP, Frankfurt, the Lenders' German counsel;

(F) Clifford Chance LLP, Luxembourg, the Lenders' Luxembourg Counsel; and

(G) Luostarinen Mettälä Räikkönen, Helsinki, the Lenders' Finnish counsel;

(H) Clifford chance S.E.L.A.F.A., Paris, the Lenders' French counsel;

(I) Clifford Chance LLP, Budapest, the Lenders' Hungarian counsel;

(J) Wolf Theiss, Ljubliana, the Lenders' Slovenian counsel;

(K) Clifford chance LLP, Madrid, the Lenders' Spanish counsel; and

(vii) copies of the duly executed and notarised agreements evidencing the transactions described in paragraphs (a) and (e) of section III (The Completion Transaction) of the Structure Memorandum.

(h) on or prior to 14 May 2004 the following will be delivered to the Agent:

(i) one or more pledge over receivables of intercompany loans will be duly executed by Messer Finance S.A. (the "Receivables Pledge");

(ii) a copy of all notices required to be sent under the Receivables Pledge duly acknowledged by the addressee;

(iii) a legal opinion of Clifford Chance LLP, London, the Lenders' English counsel; and

(iv) a legal opinion of Clifford Chance LLP, Frankfurt, the Lenders' German counsel.

(i) within 120 days of the Closing Date, the mergers of the members of the Group incorporated in Austria into one entity as described in the Structure Memorandum is completed, as contemplated by the Structure Memorandum.

27.36 Shareholder Loans

The shareholders of any Guarantor or grantor of Transaction Security which is incorporated in the Federal Republic of Germany (a "German Security Provider") and the guarantee or security of which is subject to contractual limitations with regard to German capital maintenance issues shall not (and the Parent shall ensure that no shareholder of any German Security Provider shall) grant any shareholder loans (other than Structural Intra-Group Loans) to any German Security Provider but rather any such funds shall be paid into the capital reserves of the relevant German Security Provider.

27.37 Austrian and German Obligors

(a) The provisions of Clause 27.6 (Merger), Clause 27.7 (Change of Business), Clause 27.15 (Disposals) and Clause 27.22 (Share Capital) (the "Relevant Restrictive Undertakings") shall only apply to each Obligor incorporated in the Federal Republic of Germany (each a "German Obligor") and to each Obligor incorporated in the Republic of Austria (each an "Austrian Obligor") in the following manner:

(i) each Austrian Obligor and each German Obligor shall give the Agent no less than twenty Business Days prior written notice of the intention of it to carry out any acts or take any steps inconsistent with the Relevant Restrictive Undertakings;

(ii) the Agent shall be entitled within ten Business Days of receipt of such a notice from an Austrian Obligor or a German Obligor to request that such Austrian Obligor or German Obligor supply the Agent with any relevant information in connection with the proposed action or steps referred to in such notice; and

(iii) the Agent shall, if it decides that the proposed action or steps set out in such notice would reasonably be expected to be materially prejudicial to the interests of the Finance Parties under the Finance Documents, notify the relevant Austrian Obligor or German Obligor of such a decision within twenty Business Days of its receipt of such a notice.

(b) If:

(i) the Agent notifies an Austrian Obligor or a German Obligor that the proposed action or steps set out in a notice delivered by such Austrian Obligor or German Obligor pursuant to paragraph (a) above would reasonably be expected to be materially prejudicial to the interests of Finance Parties under the Finance Documents; and

(ii) the relevant Austrian Obligor or German Obligor nevertheless proceeds to carry out such proposed action or steps,

the Agent shall be entitled to (and, if so instructed by the Majority Lenders, shall) exercise all or any of its rights under Clause 28.17 (Acceleration).

27.38 Czech Obligors

The Parent shall deliver to the Agent an Expert Evaluation as soon as reasonably practicable and in any event within sixty (60) days of (i) the date of this Agreement (in relation to Messer Technogas s.r.o.) or (ii) in relation to any Additional Obligor incorporated under the laws of the Czech Republic, the date of the relevant Accession Deed relating to such Additional Obligor. For the purposes of this Clause 27.38 "Expert Evaluation" means an evaluation issued (in the form and substance satisfactory to the Agent) in accordance with sections 59(3), 196a(3) and 196a(5) of the Act of the Czech Republic No. 513/1991 Coll., as amended (the "Czech Commercial Code") in respect of each guarantee provided by any Relevant Czech Guarantor under Clause 23 (Guarantee and Indemnity).

28. EVENTS OF DEFAULT

Each of the events or circumstances set out in Clauses 28.1 to 28.16 is an Event of Default.

28.1 Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by administrative or technical error; and

(b) payment is made within three Business Days of its due date.

28.2 Financial covenants and other obligations

(a) Any requirement of Clause 26 (Financial covenants) is not satisfied or an Obligor does not comply with the provisions of Clause 25.1 (Financial Statements), 25.3 (Requirements as to Financial Statements) and 25.4 (Budget) of Clause 25 (Information Undertakings) and/or Clause 27.6 (Merger), 27.7 (Change of Business), 27.13 (Pari Passu ranking), 27.14 (Negative pledge), 27.15 (Disposals), 27.22 (Share capital), 27.25 (Access), 27.33 (Capital Expenditure) and paragraph (g) of Clause 27.35 (Conditions subsequent) of Clause 27 (General Undertakings) or paragraphs (b) and (c) of Clause 30.4 (Additional Guarantors).

(b) An Obligor does not comply with any provision of any Transaction Security Document.

28.3 Other obligations

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 28.1 (Non-payment) and Clause 28.2 (Financial covenants and other obligations)).

(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the Agent giving notice to the Parent or relevant Obligor or the Parent or an Obligor becoming aware of the failure to comply.

28.4 Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made unless the circumstances giving rise thereto are capable of remedy and are remedied within 20 Business Days of the Agent giving notice to the Parent or relevant Obligor or the Parent or any Obligor becoming aware of the failure to comply.

28.5 Cross default

(a) Any Financial Indebtedness (other than any Guaranteed Financial Indebtedness) of any member of the Group is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness (other than any Guaranteed Financial Indebtedness) of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c) Any commitment for any Financial Indebtedness (other than any Guaranteed Financial Indebtedness) of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d) Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness (other than any Guaranteed Financial Indebtedness) of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e) No Event of Default will occur under this Clause 28.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than EUR3,000,000 (or its equivalent in any other currency or currencies).

28.6 Insolvency

(a) An Obligor, any Specified Holding Company or a Material Company is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (other than the Lenders) with a view to rescheduling any of its indebtedness.

(b) The value of the assets of any Obligor, any Specified Holding Company or a Material Company is less than its liabilities (taking into account contingent and prospective liabilities).

(c) A moratorium is declared in respect of any indebtedness of any Obligor, any Specified Holding Company or Material Company. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

(d) An Obligor incorporated in Italy is in a situation contemplated under Article 2447 of the Italian Civil Code and (i) no shareholders meeting takes place for the capitalisation of such Obligor; and/or (ii) the recapitalisation of such Obligor is not completed, in both cases within 14 days from the day when the directors of such Obligor acknowledge or have evidence that such circumstances are in existence.

(e) In relation to an Austrian Obligor incorporated in the Republic Austria an application regarding the opening of composition proceedings (Ausgleichsverfahren) or an application regarding the opening of reorganisation proceedings (Reorganisationsverfahren) has been filed or with regard to an Obligor incorporated in the Republic of Austria the quote of own funds (Eigenmittelquote) according to section 23 of the Business Reorganisation Act (Unternehmensreorgansiationsgesetz) is less than 8% and the fictious duration of debt redemption (fiktive Schuldentilgungsdauer) according to section 24 of the Business Reorganisation Act is more than 15 years.

28.7 Insolvency proceedings

(a) Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, bankruptcy, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor, any Specified Holding Company or Material Company other than a solvent liquidation or reorganisation of a Specified Holding Company (except for the Parent and the Company);

(ii) a composition, compromise, assignment or arrangement with any creditor of any Obligor, or a Specified Holding Company or Material Company;

(iii) the appointment of a liquidator (other than in respect of a solvent liquidation of a Material Company which is not an Obligor, or a Specified Holding Company), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any member of the Group or any of its assets;

(iv) enforcement of any Security over any assets of any Material Company or Specified Holding Company; or

(v) the opening of composition proceedings (Ausgleichsverfahren) or the opening of reorganisation proceeding (Reorganisativonsverfahren) with respect of an Austrian Obligor,

or any analogous procedure or step is taken in any jurisdiction and, in particular, in relation to an Obligor established in Luxembourg, such Obligor:

(1) is the object of a cessation des paiements, a concordat préventif de faillite, a gestion contrôlée, a liquidation judiciaire, a faillite or a composition, compromise, assignment or arrangement with any of its creditors;

(2) becomes subject to any similar legal procedure, liquidation, bankruptcy or insolvency proceedings whatsoever; or

(3) a "commissaire à la gestion contrôlée", a "liquidateur", an "administrateur judiciaire", a "curateur", an "expert en relation avec la procédure de la gestion contrôlée" or any other similar officer is appointed as a consequence of the financial difficulties of that company.

(b) Paragraph (a) shall not apply to:

(i) any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement or, if earlier, the date on which it is advertised; or

(ii) any step or procedure contemplated by paragraph (b) of the definition of Permitted Transaction.

28.8 Creditors' process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor or a Material Company having an aggregate value of EUR3,000,000 and is not discharged within 21 days.

28.9 Unlawfulness and invalidity

(a) It is or becomes unlawful for an Obligor or, in the case of the Intercreditor Agreement, a member of the Group or Specified Holding Company to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement is or becomes unlawful.

(b) Any obligation or obligations of any Obligor under any Finance Documents or any member of the Group or Specified Holding Company under the Intercreditor Agreement are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely effects the interests of the Lenders under the Finance Documents.

(c) Subject to the Legal Reservations, any Finance Document ceases to be in full force and effect or any Transaction Security or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

28.10 Intercreditor Agreement

(a) Any party to the Intercreditor Agreement (other than a Finance Party or an Obligor) fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement; or

(b) a representation or warranty given by that party in the Intercreditor Agreement is incorrect in any material respect,

and, if the non-compliance or circumstances giving rise to the misrepresentation are capable of remedy, it is not remedied within 20 days of the earlier of the Agent giving notice to that party or that party becoming aware of the non-compliance or misrepresentation.

28.11 Cessation of business

Any Material Company suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business except as a result of a disposal which is a Permitted Disposal or a Permitted Transaction.

28.12 Audit qualification

The Auditors of the Group qualify the audited annual consolidated financial statements of the Parent and in the opinion of the Majority Lenders the qualification is material in the context of the Finance Documents and the transactions contemplated in those documents.

28.13 Expropriation

The authority or ability of any Material Company to conduct its business is substantially limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Material Company or any of its assets to an extent which is reasonably likely to have a Material Adverse Effect.

28.14 Repudiation and rescission of agreements

(a) An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

(b) Any party to the Acquisition Documents, the Shareholders' Agreement, the Intercreditor Agreement rescinds or purports to rescind or repudiates or purports to repudiate any of those agreements or instruments in whole or in part where to do so has or is, in the reasonable opinion of the Majority Lenders, likely to have a material adverse effect on the interests of the Lenders under the Finance Documents.

28.15 Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Transaction Documents or the transactions contemplated in the Transaction Documents or against any member of the Group or its assets which is reasonably likely to be adversely determined and, if so determined, has or is reasonably likely to have a Material Adverse Effect.

28.16 Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

28.17 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Parent:

(a) cancel the Total Commitments and/or Ancillary Commitments at which time they shall immediately be cancelled;

(b) declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c) declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(d) declare that cash cover in respect of each Letter of Credit is immediately due and payable at which time it shall become immediately due and payable;

(e) declare that cash cover in respect of each Letter of Credit is payable on demand at which time it shall immediately become due and payable on demand by the Agent on the instructions of the Majority Lenders;

(f) declare all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities to be immediately due and payable at which time they shall become immediately due and payable;

(g) declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(h) exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

SECTION 9

CHANGES TO PART IES

29. CHANGES TO THE LENDERS

29.1 Assignments and transfers by the Lenders

Subject to this Clause 29, a Lender (the "Existing Lender") may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

29.2 Qualifying Lenders

(a) Subject to paragraph (b) of this Clause 29.2 or save as may be otherwise agreed by the Parent and the Agent no Lender, may at any time after the Syndication Date:

(i)

(A) assign all or any of its rights and benefits hereunder to; or

(B) transfer all or any of its rights, benefits and obligations hereunder to,

any person who is not, at the time of such an assignment or transfer, a Swiss Qualifying Lender; or

(ii) enter into a sub-participation agreement in relation to this Agreement with any person who is not, at the time of such a sub-participation, a Swiss Qualifying Lender.

(b) Any Lender which enters into a sub-participation agreement in relation to this Agreement shall ensure that:

(i) the terms of such sub-participation agreement oblige the sub-participant to neither enter into further sub-participation agreements (in relation to the rights between it and such Lender) nor assign or grant any interest over the sub-participation agreement, except in each case to a person who is a Swiss Qualifying Lender;

(ii) the sub-participant enters into an undertaking in favour of each Lender and each Obligor incorporated in Switzerland to abide by the terms included in the sub-participation agreement to reflect paragraph (i) above; and

(iii) the terms of such sub-participation agreement oblige the sub-participant, in respect of any further sub-participation, assignment or grant, to include a term identical to the provisions of this Clause mutatis mutandis, including a requirement that any further sub-participant, assignee or grantee enters into such undertaking.

For the avoidance of doubt, all parties hereto acknowledge that the number of Lenders that are not Swiss Qualifying Lenders party hereto as lenders or indirect holders of interest from time to time may not at any time or under any circumstances exceed ten.

29.3 Conditions of assignment or transfer

(a) An Existing Lender must consult through the Agent with the Parent for no more than 3 days before it may make an assignment or transfer in accordance with Clause 29.1 (Assignments and transfers by the Lenders) unless the assignment or transfer is:

(i) to another Lender or an Affiliate of a Lender;

(ii) to a fund within the same investor group as the fund which is the Existing Lender; or

(iii) made at a time when an Event of Default is continuing.

(b) The consent of the Issuing Bank is required for any assignment or transfer by an Existing Lender of any of its rights and/or obligations under the Revolving Facility or under any Tranche or Facility under which a Letter of Credit is outstanding.

(c) An assignment will only be effective on:

(i) receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Original Lender;

(ii) the New Lender entering into the documentation required for it to accede as a party to the Intercreditor Agreement; and

(iii) the performance by the Agent of all "know your customer" or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Lender and the New Lender.

(d) A transfer will only be effective if the New Lender enters into the documentation required for it to accede as a party to the Intercreditor Agreement and if the procedure set out in Clause 29.7 (Procedure for transfer) is complied with.

(e) If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 18 (Tax gross-up and indemnities) or Clause 19 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(f) Any assignment or transfer (or series of assignments or transfers which were entered into for the purpose of avoiding the restrictions imposed upon assignments and transfers by this paragraph (f) and, when considered together, have the same effect as a single assignment or transfer) by a Lender, shall be in a minimum aggregate amount of the lower of:

(i) EUR2,500,000, in relation to any assignment or transfer made on or prior to the Syndication Date or EUR5,000,000, in relation to any assignment or transfer made after the Syndication Date; and

(ii) the balance of such Lender's Commitment.

29.4 Obligations under French Transaction Security Documents

The Obligors and the Finance Parties acknowledge that the Security created pursuant to those of the French law governed Transaction Security Documents which have not been granted to the Security Trustee in accordance with the parallel debt structure provided for in clause 16.23 (Parallel Debt) of the Intercreditor Agreement (if any) are rights and obligations attached to the participation of the Finance Parties in the Facilities and will be transferred or assigned together with all rights and obligations of the Finance Parties arising out of this Agreement, in accordance with the provisions of article 1278 of the French Code civil.

29.5 Assignment or transfer fee

Unless the Agent otherwise agrees and excluding an assignment or transfer to an Affiliate of a Lender or made in connection with primary syndication of the Facilities, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR2,500.

29.6 Limitation of responsibility of Existing Lenders

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii) the financial condition of any Obligor;

(iii) the performance and observance by any Obligor or any other member of the Group of its obligations under the Transaction Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c) Nothing in any Finance Document obliges an Existing Lender to:

(i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 29; or

(ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Transaction Documents or otherwise.

29.7 Procedure for transfer

(a) Subject to the conditions set out in Clause 29.3 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (b) below when the Agent executes an otherwise duly completed Transfer Certificate and Lender Accession Undertaking delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate and Lender Accession Undertaking appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and Lender Accession Undertaking.

(b) The Agent shall only be obliged to execute a Transfer Certificate and Lender Accession Undertaking delivered to it by the Existing Lender and the New Lender upon its completion of all "know your customer" or other checks relating to any person that it is required to carry out in relation to the transfer to such New Lender.

(c) On the Transfer Date:

(i) to the extent that in the Transfer Certificate and Lender Accession Undertaking the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security each of the Obligors [and other members of the Group party to any Finance Document or the Transaction Security] and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");

(ii) each of the Obligors and other members of the Group party to any Finance Document and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii) the Agent, the Arrangers, the Security Trustee, the New Lender, the other Lenders, the Issuing Bank and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers, the Security Trustee, the Issuing Bank and any relevant Ancillary Lender and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv) the New Lender shall become a Party as a "Lender".

29.8 Copy of Transfer Certificate and Lender Accession Undertaking to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate and Lender Accession Undertaking, send to the Company a copy of that Transfer Certificate and Lender Accession Undertaking.

29.9 Disclosure of information

(a) Any Lender may disclose to any of its Affiliates and any other person:

(i) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under the Finance Documents;

(ii) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Finance Documents or any Obligor; or

(iii) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation; or

(iv) for whose benefit that Lender creates Security (or may do so) pursuant to Clause 29.11 (Security Interests over Lenders' rights); and

(b) any Finance Party may disclose to a rating agency or its professional advisers, or (with the consent of the Parent) any other person,

any information about any Obligor, the Group and the Finance Documents as that Lender or other Finance Party shall consider appropriate if in relation to paragraphs (a)(i) and (ii) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

Any Confidentiality Undertaking signed by a Finance Party pursuant to this Clause 29.9 shall supersede any prior confidentiality undertaking signed by such Finance Party for the benefit of any member of the Group.

29.10 Affiliates of Lenders as Hedge Counterparties

(a) An Affiliate of a Lender which becomes a Hedge Counterparty shall accede to this Agreement and to the Intercreditor Agreement by delivery to the Security Trustee of a duly completed accession undertaking in the form required under the Intercreditor Agreement.

(b) Where this Agreement or any other Finance Document imposes an obligation on a Hedge Counterparty and the relevant Hedge Counterparty is an Affiliate of a Lender and is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

(c) Within 15 Business Days of an affiliate of a Lender becoming a Hedge Counterparty (i) each Obligor incorporated in Spain shall duly execute and deliver to the Security Trustee a Transaction Security Document for the purpose of securing the liabilities under the relevant Hedging Agreements and (ii) the Parent shall take reasonable steps to procure that a legal opinion of the Agent's Spanish counsel (in form and substance satisfactory to the Agent) is delivered to the Agent.

29.11 Security Interests over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 29, each Lender may without consulting with or obtaining consent from any Obligor, at any time create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any Security to secure obligations to a federal reserve or central bank; and

(b) in the case of any Lender which is a fund, any Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such Security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

29.12 Replacement of Lender

In the event that a Lender refuses to consent to the terms of a waiver or amendment request in respect of the Finance Documents made by the Parent, in circumstances where unanimous consent of the Lenders is required and 90 per cent. of the Lenders by Total Commitments have consented to the terms of such waiver or amendment request, such Lender will, if required by notice from the Parent to such Lender (such notice to be provided no later than 30 days after reaching the 90% consent level), transfer at par all of its rights and obligations under this Agreement to such other bank or financial institution or such trust fund or other entity in each case which is regularly engaged in or established for the making, purchasing or investing in loans, securities or other financial assets which is willing to assume such rights and obligations as the Parent may nominate. Any such transfer shall be subject to the provisions of Clause 29.3 (Conditions of assignment or transfer).

29.13 Belgium

In the case of a transfer by way of novation within the meaning of Article 1271 et seq. of the Belgian civil code, it is expressly agreed for the purpose of Article 1278 and 1281 of the Belgian Civil Code that upon such transfer in whole or in part of any rights and obligations under this Agreement, (i) the obligations of each Belgian Obligor under this Agreement will continue in full force and effect, and (ii) the Transaction Security created by any Security Document to which any Belgian Obligor is a party or which is governed by the laws of Belgium will be preserved for the benefit of the New Lender, the Lenders and the Security Trustee.

29.14 Croatia

In the case of a transfer by way of novation within the meaning of Article 348 et seq. of the Croatian Code of Obligations, it is expressly agreed for the purpose of Article 350 of the Croatian Code of Obligations, that upon such transfer in whole or in part of any rights and obligations under this Agreement, (i) the obligations under this Agreement of any Guarantor incorporated in Croatia will continue in full force and effect, and (ii) the Transaction Security created by any Security Document to which any Obligor incorporated in Croatia is a party or which is governed by the laws of Croatia will be preserved for the benefit of the New Lender, the Lenders and the Security Trustee.

30. CHANGES TO THE OBLIGORS

30.1 Assignment and transfers by Obligors

No Obligor or any other member of the Group may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

30.2 Additional Borrowers

(a) Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 25.9 ("Know your customer" checks), the Parent may request that any of its wholly owned Subsidiaries which is not a Dormant Subsidiary becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i) all the Lenders approve the addition of that Subsidiary;

(ii) the Parent and that Subsidiary deliver to the Agent a duly completed and executed Accession Letter;

(iii) the Subsidiary is (or becomes) a Guarantor prior to or concurrently with becoming a Borrower;

(iv) the Parent confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v) the Agent has received all of the documents and other evidence listed in Part I and, if applicable, Part II of Schedule 2 (Conditions precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(b) The Agent shall notify the Parent and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part I and, if applicable, Part II of Schedule 2 (Conditions precedent).

30.3 Resignation of a Borrower

(a) In this Clause 30.3, Clause 30.5 (Resignation of a Guarantor) and Clause 30.7 (Resignation and release of Security on disposal), "Third Party Disposal" means the disposal of an Obligor to a person which is not a member of the Group where that disposal is permitted under Clause 27.15 (Disposals) or made with the approval of the Majority Lenders (and the Parent has confirmed this is the case).

(b) If a Borrower is the subject of a Third Party Disposal, the Parent may request that such Borrower (other than the Parent or the Company) ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(c) The Agent shall accept a Resignation Letter and notify the Parent and the other Finance Parties of its acceptance if:

(i) the Parent has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents;

(iii) where the Borrower is also a Guarantor (unless its resignation has been accepted in accordance with Clause 30.5 (Resignation of a Guarantor)), its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect (subject to the Legal Reservations) and the amount guaranteed by it as a Guarantor is not decreased (and the Parent has confirmed this is the case); and

(iv) the Parent has confirmed that it shall ensure that any relevant Disposal Proceeds will be applied in accordance with Clause 12.3 (Application of mandatory prepayments).

(d) Upon notification by the Agent to the Parent of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower except that the resignation shall not take effect (and the Borrower will continue to have rights and obligations under the Finance Documents) until the date on which the Third Party Disposal takes effect.

(e) The Agent may, at the cost and expense of the Parent, require a legal opinion from counsel to the Agent confirming the matters set out in paragraph (c)(iii) above and the Agent shall be under no obligation to accept a Resignation Letter until it has obtained such opinion in form and substance satisfactory to it.

30.4 Additional Guarantors

(a) Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 25.9 ("Know your customer" checks), the Parent may request that any of its Subsidiaries become an Additional Guarantor.

(b) The Parent shall ensure that each member of the Group identified in Part II of Schedule 2 (Conditions precedent) as an Additional Obligor shall become an Additional Guarantor and shall grant the Transaction Security identified opposite the name of that member of the Group in Part II of Schedule 2 (Conditions precedent) on or prior to the date specified in Part II of that Schedule.

(c) The Parent shall procure that any other member of the Group which is a Material Company shall, as soon as practicable after becoming a Material Company, become an Additional Guarantor and grant Security in each case subject to and consistent with the Security Principles and shall accede to the Intercreditor Agreement.

(d) A member of the Group shall become an Additional Guarantor if:

(i) the Parent and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter; and

(ii) the Agent has received all of the documents and other evidence listed in Part I and, if applicable, Part II of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(e) The Agent shall notify the Parent and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part I and, if applicable, Part II of Schedule 2 (Conditions precedent).

30.5 Resignation of a Guarantor

(a) The Parent may request that a Guarantor (other than the Parent or the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter if:

(i) that Guarantor is being disposed of by way of a Third Party Disposal (as defined in Clause 30.3 (Resignation of a Borrower)) and the Parent has confirmed this is the case; or

(ii) all the Lenders have consented to the resignation of that Guarantor.

(b) The Agent shall accept a Resignation Letter and notify the Parent and the Lenders of its acceptance if:

(i) the Parent has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii) no payment is due from the Guarantor under Clause 23.1 (Guarantee and indemnity);

(iii) where the Guarantor is also a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased to be a Borrower under Clause 30.3 (Resignation of a Borrower); and

(iv) the Parent has confirmed that it shall ensure that the Disposal Proceeds will be applied, in accordance with Clause 12.3 (Application of mandatory prepayments).

(c) The resignation of that Guarantor shall not be effective until the date of the relevant Third Party Disposal at which time that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents as a Guarantor.

30.6 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (e) of Clause 24.30 (Times when representations made) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

30.7 Resignation and release of Security on disposal

If a Borrower or Guarantor is or is proposed to be the subject of a Third Party Disposal then:

(a) where that Borrower or Guarantor created Transaction Security over any of its assets or business in favour of the Security Trustee, or Transaction Security in favour of the Security Trustee was created over the shares (or equivalent) of that Borrower or Guarantor, the Security Trustee shall, at the cost and request of the Parent, release those assets, business or shares (or equivalent) and issue certificates of non-crystallisation;

(b) the resignation of that Borrower or Guarantor and related release of Transaction Security referred to in paragraph (a) above shall not become effective until the date of that disposal; and

(c) if the disposal of that Borrower or Guarantor is not made, the Resignation Letter of that Borrower or Guarantor and the related release of Transaction Security referred to in paragraph (a) above shall have no effect and the obligations of the Borrower or Guarantor and the Transaction Security created or intended to be created by or over that Borrower or Guarantor shall continue in full force and effect.

SECTION 10

THE FINANCE PART IES

31. ROLE OF THE AGENT, THE ARRANGERs, the Issuing Bank AND OTHERS

31.1 Appointment of the Agent

(a) Each of the Arrangers, the Lenders and the Issuing Bank appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b) Each of the Arrangers, the Lenders and the Issuing Bank authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

31.2 Duties of the Agent

(a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b) Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent, the Arrangers or the Security Trustee) under this Agreement it shall promptly notify the other Finance Parties.

(e) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

31.3 Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers has no obligations of any kind to any other Party under or in connection with any Finance Document.

31.4 No fiduciary duties

(a) Nothing in this Agreement constitutes the Agent, the Arrangers and/or the Issuing Bank as a trustee or fiduciary of any other person.

(b) None of the Agent, the Security Trustee, the Arrangers, the Issuing Bank or any Ancillary Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

31.5 Business with the Group

The Agent, the Security Trustee, the Arrangers, the Issuing Bank and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

31.6 Rights and discretions

(a) The Agent, and the Issuing Bank may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 28.1 (Non-payment));

(ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii) any notice or request made by the Parent (other than a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Agent may act in relation to the Finance Documents through its personnel and agents.

(e) The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f) Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Arrangers or the Issuing Bank is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

31.7 Majority Lenders' instructions

(a) Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties other than the Security Trustee.

(c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e) The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (e) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

31.8 Responsibility for documentation

None of the Agent, the Arrangers, the Issuing Bank or any Ancillary Lender:

(a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arrangers, the Issuing Bank, an Ancillary Lender, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum or the Reports or the transactions contemplated in the Finance Documents; or

(b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security.

31.9 Exclusion of liability

(a) Without limiting paragraph (b) below, none of the Agent, the Issuing Bank, or any Ancillary Lender will be liable for any action taken by it under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct.

(b) No Party (other than the Agent, the Issuing Bank, or an Ancillary Lender (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Issuing Bank, or any Ancillary Lender, in respect of any claim it might have against the Agent, the Issuing Bank, or an Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Document and any officer, employee or agent of the Agent, the Issuing Bank, or any Ancillary Lender may rely on this Clause subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d) Nothing in this Agreement shall oblige the Agent or the Arrangers to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arrangers.

31.10 Lenders' indemnity to the Agent and the Security Trustee

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify each of the Agent and the Security Trustee, within three Business Days of demand, against any cost, loss or liability incurred by the Agent or the Security Trustee (otherwise than by reason of the Agent's or the Security Trustee's gross negligence or wilful misconduct) in acting as Agent or as Security Trustee under the Finance Documents (unless the Agent or the Security Trustee has been reimbursed by an Obligor pursuant to a Finance Document).

31.11 Resignation of the Agent

(a) The Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Parent.

(b) Alternatively the Agent may resign by giving notice to the Lenders and the Parent, in which case the Majority Lenders (after consultation with the Parent) may appoint a successor Agent.

(c) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (after consultation with the Parent) may appoint a successor Agent.

(d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 31.11. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) After consultation with the Parent, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

31.12 Confidentiality

(a) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c) Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent and the Arrangers are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

31.13 Relationship with the Lenders

(a) The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b) Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost formulae).

(c) Each Lender shall supply the Agent with any information that the Security Trustee may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Trustee to perform its functions as Security Trustee. Each Lender shall deal with the Security Trustee exclusively through the Agent and shall not deal directly with the Security Trustee.

31.14 Credit appraisal by the Lenders, Issuing Bank and Ancillary Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender, Issuing Bank and Ancillary Lender confirms to the Agent, the Arrangers, the Issuing Bank and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c) whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security or the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(d) the adequacy, accuracy and/or completeness of the Information Memorandum, the Reports and any other information provided by the Agent any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

31.15 Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Parent) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

31.16 Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

31.17 Reliance and engagement letters

Each Finance Party and Secured Party confirms that each of the Arrangers and the Agent has authority to accept on its behalf and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arrangers or Agent the terms of any reliance letter or engagement letters relating to the Reports or any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those Reports, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

32. CONDUCT OF BUSINESS BY THE FINANCE PART IES

No provision of this Agreement will:

(a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

33. SHARING AMONG THE FINANCE PART IES

33.1 Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Clause 34 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

(a) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 34 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 34.5 (Partial payments).

33.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 34.5 (Partial payments).

33.3 Recovering Finance Party's rights

(a) On a distribution by the Agent under Clause 33.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

33.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a) each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 33.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b) that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

33.5 Exceptions

(a) This Clause 33 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified the other Finance Party of the legal or arbitration proceedings; and

(ii) the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

33.6 Ancillary Lenders

(a) This Clause 33 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to service of notice under Clause 28.17 (Acceleration).

(b) Following service of notice under Clause 28.17 (Acceleration), this Clause 33 shall apply to all receipts or recoveries by Ancillary Lenders except in respect of an overdraft facility comprising more than one account under an Ancillary Facility provided by an Ancillary Lender, in which case this Clause 33 shall only apply to any surplus receipt or recovery by that Ancillary Lender after the application of set-off of any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

SECTION 11

ADMINISTRATION

34. PAYMENT MECHANICS

34.1 Payments to the Agent

(a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding a payment under the terms of an Ancillary Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

34.2 Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 34.3 (Distributions to an Obligor) and Clause 34.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

34.3 Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 35 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

34.4 Clawback

(a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

34.5 Partial payments

(a) If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent and the Arrangers, the Issuing Bank and the Security Trustee under those Finance Documents;

(ii) secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;

(iii) thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents and any amount due but unpaid under Clause 7.2 (Claims under a Letter of Credit) and Clause 7.3 (Indemnities); and

(iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

34.6 No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

34.7 Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

34.8 Currency of account

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

34.9 Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Parent); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Parent) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

35. SET-OFF

(a) A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

(b) Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

36. NOTICES

36.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

36.2 Addresses

Subject to Clause 42 (Austrian Stamp Duty), the address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a) in the case of the Parent, the Company and each Original Obligor that identified with its name below;

(b) in the case of each Lender, the Issuing Bank, each Ancillary Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c) in the case of the Agent or the Security Trustee, that identified with its name below,

or any substitute address, fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

36.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 36.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Agent or the Security Trustee will be effective only when actually received by the Agent or Security Trustee and then only if it is expressly marked for the attention of the department or officer identified with the Agent's or Security Trustee's signature below (or any substitute department or officer as the Agent or Security Trustee shall specify for this purpose).

(c) All notices from or to an Obligor shall be sent through the Agent.

(d) Any communication or document made or delivered to the Parent in accordance with this Clause 36.3 will be deemed to have been made or delivered to each of the Obligors.

36.4 Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 36.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

36.5 Electronic communication

(a) Any communication to be made between the Agent or the Security Trustee and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent, the Security Trustee and the relevant Lender:

(i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii) notify each other of any change to their address or any other such information supplied by them.

(b) Any electronic communication made between the Agent and a Lender or the Security Trustee will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent or the Security Trustee only if it is addressed in such a manner as the Agent or Security Trustee shall specify for this purpose.

(c) Electronic mail communication can be used for communicating between the Finance Parties and the Obligors other than for the giving of notices required under the Finance Documents.

36.6 English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) in relation to non-consolidated financial statements of members of the Group, in English, German or French; or

(iii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

37. CALCULATIONS AND CERTIFICATES

37.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

37.2 Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

37.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

38. PART IAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

39. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party or Secured Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

40. AMENDMENTS AND WAIVERS

40.1 Required consents

(a) Subject to Clause 40.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Parent and any such amendment or waiver will be binding on all Parties.

(b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 40.

(c) Each Obligor agrees to any such amendment or waiver permitted by this Clause 40 which is agreed to by the Parent; this includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Guarantors.

40.2 Exceptions

(a) An amendment or waiver that has the effect of changing or which relates to:

(i) the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(ii) an extension to the date of payment of any amount under the Finance Documents;

(iii) a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv) a change in currency of payment of any amount under the Finance Documents (other than an amount that relates to a particular Facility or Tranche);

(v) an increase in or an extension of any Commitment or the Total Commitments;

(vi) a change to the Borrowers or Guarantors other than in accordance with Clause 30 (Changes to the Obligors);

(vii) any provision which expressly requires the consent of all the Lenders;

(viii) Clause 2.2 (Finance Parties' rights and obligations), Clause 12 (Mandatory prepayment), Clause 29 (Changes to the Lenders) or this Clause 40;

(ix) the nature or scope of the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed;

(x) the release of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document; or

(xi) any amendment to the order of priority or subordination under the Intercreditor Agreement;

shall not be made without the prior consent of all the Lenders.

(b) An amendment or waiver that has the effect of changing or which relates to a change in currency of payment of any amount under the Finance Documents relating to a particular Facility or Tranche shall not be made without the prior consent of all the Lenders that have Commitments under such Facility or, as the case may be, Tranche.

(c) An amendment or waiver which relates to the rights or obligations of the Agent, the Arrangers, the Issuing Bank, the Security Trustee or any Ancillary Lender may not be effected without the consent of the Agent, the Arrangers, the Issuing Bank, the Security Trustee or that Ancillary Lender.

(d) Any amendment which relates to the rights of the Lenders to waive prepayment of Facility B or Facility C under Clause 13.8 (Prepayment elections) shall not be effected without the consent of the Lenders under Facility B or Facility C, as the case may be.

41. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

42. AUSTRIAN STAMP DUTY

(a) Subject to paragraph (b) of this Clause 42, each Party agrees that it will not bring any original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Urkunde oder Bezugnahme auf eine Schrift) of any Finance Document or Letter of Credit into the Republic of Austria.

(b) Nothing in this Clause 42 shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Urkunde oder Bezugnahme auf eine Schrift) of any Finance Document or Letter of Credit into the Republic of Austria if this is in connection with any requirements relating to perfection and registration of Security, the enforcement of or the preservation of any rights, powers and remedies under any Finance Document or Letter of Credit and the Transaction Security, any proceedings instituted by or against the Security Trustee as a consequence of taking or holding the Transaction Security or the enforcement of any such rights, powers and remedies. In this respect, the Parties agree not to contest the validity of an uncertified copy of any Finance Document or Letter of Credit in any court or enforcement proceedings in the Republic of Austria.

(c) The Parties agree that the exclusive place of performance ("Erfullungsort") for all rights and obligations under any Finance Document or Letter of Credit shall in any event be at the seat of the Agent at 4 rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg or any other place designated by the relevant Finance Party in accordance with the relevant Finance Document or Letter of Credit provided that such place is outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of all amounts (including interest and principal) in respect of the Facilities shall be made to bank accounts outside the Republic of Austria.

(d) If any Finance Party becomes aware that it has brought any original or certified copy of any Finance Document or Letter of Credit into the Republic of Austria, it will promptly inform the Parent.

(e) If any Obligor becomes aware that it has or any member of the Group has brought any original or certified copy of any Finance Document or Letter of Credit into the Republic of Austria, the Parent will promptly inform the Agent.

(f) Each Party (other than the Agent and the Security Trustee) agrees with the Agent and the Security Trustee that it will not provide any address, facsimile number or bank account details that are in the Republic of Austria to the Agent or the Security Trustee as the address or facsimile number to which communication should be provided or, as the case may be, bank account into which payments are to be made under the Finance Documents or any Letter of Credit.

(g) Each Party agrees that neither the Agent nor the Security Trustee shall have any liability whatsoever if any communication or payment made by them in their capacity as such is made to an address or bank account in the Republic of Austria if such address, facsimile number of bank account is provided to the Agent or Security Trustee (as the case may be) by any Obligor or Finance Party as its address or facsimile number for receipt of communications or its bank account for receipt of payments.

(h) Each Party reserves all rights it may have for a breach by any other Party of any of the terms of this Clause 42.

SECTION 12

GOVERNING LAW AND ENFORCEMENT

43. GOVERNING LAW

This Agreement is governed by English law.

44. ENFORCEMENT

44.1 Jurisdiction of English courts

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

(b) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 44.1 is for the benefit of the Finance Parties and Secured Parties only. As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties and Secured Parties may take concurrent proceedings in any number of jurisdictions.

44.2 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i) will prior to the Closing Date appoint Jordans Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b) If any person appointed as process agent is unable for any reason to act as agent for service of process, the Parent (on behalf of all the Obligors) must immediately (and in any event within 10 days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
The Original Parties

Part I
The Original Obligors

Name of Original Borrower	Registration number (or equivalent, if any)
Messer Finance S.A.	B81.804
Messer France S.A.	R.C.S. Nanterre 300560588
Messer Magyarország Vagyonkezelö Kft	01-09-725341
Messer Griesheim Vermögensverwaltungs GmbH	FN246183i
Messer Belgium N.V.	Ondernemingsnummer "Undertaking Number" 0402.166.453
Sauerstoffwerk Lenzburg AG	CH-400.3.915.103-7

Name of Original Guarantor	Registration number (or equivalent, if any)

Messer Finance S.A. (a société anonyme incorporated under Luxembourg law with registered office at 51, Avenue de la Gare, L-1611 Luxembourg, registered with the register of commerce and companies of Luxembourg)

B 81.804
Messer Griesheim Vierte Vermögensverwaltungs GmbH	HRB 10020
Messer Griesheim Fünfte Vermögensverwaltungs GmbH	HRB 10016
Messer Griesheim China Holding GmbH	HRB 52027
Messer Holding B.V.	20069636
Messer B.V.	20106753
Messer France S.A.	R.C.S. Nanterre 300560588
Messer Griesheim Holding GmbH	FN 246183k
Messer Griesheim Vermögensverwaltungs GmbH	FN 246183i
Messer Austria GmbH	FN 111741a
Messer Griesheim Sechste Vermögensverwaltungs GmbH	HRB 10017
Sauerstoffwerk Lenzburg AG	CH-400.3.915.103-7
Messer Schweisstechnik AG	CH-020.3.020.819-4
Messer Belgium N.V.
Messer Croatia Plin d.o.o.	080022377
Messer Hellas A.E. Für Gäse	38938/01INT/B/97/171 Prefecture of South Attica
Messer Magyarország Vagyonkezelö Kft	01-09-725341
Messer Hungarogaz Kft
Messer Polska Spolka z.o.o.
Messer Slovenija d.o.o	5478758
Messer Carburos S.A.	N.I.F. A08255317
Messer Technogas s.r.o.
Messer Suomi Oy	1016306-5
Messer Italia S.p.A.
Messer Tatragas, spol. s r.o.

Part I

Part II
The Original Lenders

Name of Original Lender	Facility A (CZK Refinancing Tranche) Commitment	Facility A (EUR Refinancing Tranche) Commitment	Facility A (HUF Refinancing Trustee) Commitment	Facility A (PLN Refinancing Tranche) Commitment	Facility A (SKK Refinancing Tranche) Commitment	Facility B (EUR Refinancing Tranche) Commitment	Facility B ($ Refinancing Tranche) Commitment	Facility C (Refinancing Tranche) Commitment	Facility D Commitment	Revolving Facility Commitment
HVB Banque Luxembourg Société Anonyme	7,000,000	64,500,000	24,000,000	7,000,000	2,500,000	44,500,000	3,000,000	47,500,000	25,000,000	37,500,000
ING Bank N.V.	7,000,000	64,500,000	24,000,000	7,000,000	2,500,000	44,500,000	3,000,000	47,500,000	25,000,000	37,500,000

Total	___________ 14,000,000	___________ 129,000,000	___________ 48,000,000	___________ 14,000,000	___________ 5,000,000	___________ 89,000,000	___________ 6,000,000	___________ 95,000,000	___________ 50,000,000	___________ 75,000,000

SCHEDULE 2
Conditions Precedent

Part I
Conditions precedent to initial Utilisation

1. Obligors

(a) A copy of the constitutional documents and, if applicable, an extract from the relevant Chamber of Commerce or relevant register of each Original Obligor and each Specified Holding Company.

(b) Except for any Obligor which is incorporated in the Federal Republic of Germany, France (or for another Obligor for which the Agent's counsel confirms that it is not applicable) a copy of a resolution of the board (or, if applicable, a committee of the board of directors) of each Original Obligor:

(i) approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute, deliver and perform the Transaction Documents to which it is a party;

(ii) if required, stating that the entry into and execution and performance of the Finance Documents is in its best corporate interest;

(iii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;

(iv) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(v) in the case of an Obligor other than the Parent, authorising the Parent to act as its agent in connection with the Finance Documents.

(c) If applicable, a copy of a resolution of the board of directors of the relevant company, establishing the committee referred to in paragraph (b) above.

(d) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents and related documents.

(e) If applicable, a copy of a resolution signed by all the holders of the issued shares or partnership interests, as applicable, in each Original Guarantor and each Specified Holding Company, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Original Guarantor is a party.

(f) In relation to each of Messer Holding B.V. and Messer B.V. a copy of a resolution of the board of supervisory directors approving the terms of, and the transactions contemplated by, the Finance Documents to which each of Messer Holding B.V. and Messer B.V. are a party.

(g) If applicable, a copy of a resolution of the board of directors of each corporate shareholder of each Original Guarantor approving the terms of the resolution referred to in paragraph (e) above.

(h) A certificate of each Original Obligor (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit, binding on such Original Obligor, to be exceeded.

(i) A certificate of an authorised signatory of the Parent or other relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

(j) Such documentary evidence as legal counsel to the Agent may require, that such Original Obligor has complied with any law in its jurisdiction relating to financial assistance or analogous process.

(k) In relation to each of Messer Holding B.V. and Messer B.V. such evidence as legal counsel to the Agent may require that any European or (central) works council has been informed of the entry by each of Messer Holding B.V. and Messer B.V. into the Transaction Documents to which each of them are a party and that such European or (central) works council has provided unconditional positive advice in relation to the same.

(l) In relation to Messer Finance S.A., a solvency certificate signed by the directors of Messer Finance S.A.

(m) In relation to Messer France S.A.:

(i) a certified copy of the constitutional documents and an original extract K-bis each dated no earlier than 15 days before the date of the initial utilisation; and

(ii) a copy of the resolution of the supervisory board made in accordance with articles L.225-68 and L.225-86 of the French Code de Commerce (if appropriate) approving the terms of, and the transaction contemplated by, the Finance Documents.

(n) A certificate of registration of any Obligor incorporated in Italy with the relevant companies registry dated not earlier than 10 days prior to the execution of this Agreement, mentioning the absence of any insolvency procedures affecting such Obligor.

2. Transaction Documents

(a) A copy of each of the Acquisition Documents executed by the parties to those documents.

(b) A copy of the agreement between the Vendor and KGaA confirming that KGaA has not acted as agent for the Vendor in relation to the Acquisition Agreement.

3. Finance Documents

(a) The Intercreditor Agreement executed by the members of the Group party to that Agreement.

(b) This Agreement executed by the members of the Group party to this Agreement.

(c) The Fee Letters executed by the Parent.

(d) The Syndication Letter.

(e) A letter between the Agent and the Parent in the agreed form dated on or before the date of this Agreement (and executed by the Parent) describing the hedging arrangements to be entered into in respect of the interest rate liabilities of the Borrowers of the Term Facilities under this Agreement and operational foreign exchange requirements of the Group (the "Hedging Letter").

(f) At least two originals of the following Transaction Security Documents executed by the Original Obligors specified below opposite the relevant Transaction Security Document:

Transaction Security Document	Name of Original Obligor
Share pledge over the shares held in Messer Austria GmbH	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Griesheim Holding GmbH	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Griesheim Vermögensverwaltungs GmbH	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Croatia Plin d.o.o.	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Technogas s.r.o.	Messer Griesheim Fünfte Vermögensverwaltungs GmbH and Messer Austria GmbH
Share pledge over the shares held in Messer Suomi Oy	Sauerstoffwerk Lenzburg AG
Share pledge over the shares held in Messer France S.A.	Messer Holding B.V.
Share pledge over the shares held in Sechste Vermögensverwaltungs	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Griesheim Fünfte Vermögensverwaltungs GmbH	Messer Griesheim Vierte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Griesheim China Holding GmbH	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Hellas A.E. Für Gäse	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Wujiang Messer Industrial Gas Co., Ltd.	Messer Griesheim China Holding GmbH
Share Pledge over the shares held in Yunnan Messer Gas Products Co. Ltd	Messer Griesheim China Holding GmbH
Share pledge over the shares held in Sichuan Messer Gas Products Co.	Messer Griesheim China Holding GmbH
Share pledge over the shares held in Messer Hungarogaz Kft	Messer Magyarorszàg Vagyonkezelö Kft
Share pledge over the shares in Messer Magyarorszàg Vagyonkezelö Kft	Messer Griesheim Fünfte Vermögensverwaltungs GmbH and Messer Austria GmbH
Share pledge over the shares held in Messer Italia S.p.A.	Messer Holding B.V.
Share pledge over the shares held in Messer Finance S.A.	Messer Griesheim Fünfte Vermögensverwaltungs GmbH
Share pledge over the shares held in Messer Tatragas, spol. s r.o.	Messer Griesheim Fünfte Vermögensverwaltungs GmbH and Messer Austria GmbH
Share pledge over the shares held in Messer Slovenija d.o.o.	Messer Belgium N.V.
Share pledge over the shares held in Messer Carburos S.A.	Messer France S.A.
Share pledge over the shares held in Sauerstoffwerk Lenzburg AG Share pledge over the shares held in Messer Schweisstechnick A.G.	Messer Griesheim Fünfte Vermögensverwaltungs GmbH Sauerstoffwerk Lenzburg A.G.
Account Pledge Agreement in relation to any account held by Messer Finance S.A. with Credit Européen	Messer Finance S.A. as Pledgor and HVB Banque Luxembourg as Security Agent

(g) If applicable, a copy of all notices required to be sent under the Transaction Security Documents duly acknowledged by the addressee.

(h) A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under the Transaction Security Documents.

4. Insurance

(a) A letter from MGVG Messer Griesheim Versicherungsvermittlung-sgesellschaft mbH insurance broker dated on or around the date of the Closing Date addressed to the Agent, the Arrangers, the Security Trustee and the Lenders listing the insurance policies of the Group and confirming that they are on risk and that the insurance for the Group at the date of this Agreement is at a level acceptable to the Majority Lenders and covering appropriate risks for the business carried out by the Group.

5. Legal opinions

The following legal opinions, each addressed to the Agent, the Security Trustee and the Original Lenders and capable of being relied upon by any persons to become Lenders pursuant to the primary syndication of the Facilities, of the following legal advisers to the Agent and the Arrangers:

(a) Clifford Chance LLP, Milan, the Lenders' Italian counsel;

(b) Wolf Theiss, Vienna, the Lenders' Austrian counsel;

(c) Clifford Chance LLP, Prague, the Lenders' Czech counsel;

(d) Fangda Partners PRC Lawyers, the Lenders' Chinese counsel;

(e) Porobija and Porobija, Zagreb, the Lenders' Croatian counsel;

(f) Bernitsas Law Offices, Athens, the Lenders' Greek counsel;

(g) Clifford Chance LLP, Prague, the Lenders' Slovakian counsel; and

(h) Niederer Kraft and Frey, Zurich, the Lenders' Swiss counsel;

each substantially in the form distributed to the Original Lenders prior to signing this Agreement.

6. Other documents and evidence

(a) Evidence that any process agent referred to in Clause 44.2 (Service of process), if not an Original Obligor, has accepted its appointment.

(b) Evidence that the fees, costs and expenses then due from the Parent pursuant to Clause 17 (Fees), Clause 17.5 (Fees payable in respect of Letters of Credit), Clause 17.6 (Interest, commission and fees on Ancillary Facilities), Clause 22 (Costs and expenses) and Clause 18.5 (Stamp taxes) have been paid or will be paid by the first Utilisation Date.

(c) The Group Structure Chart which shows the Group assuming the Closing Date has occurred and steps I to III of the Structure Memorandum have completed.

(d) The Base Case Model.

(e) The Reports.

(f) A copy, certified by an authorised signatory of the Parent to be a true copy, of:

(i) the Original Financial Statements of each Obligor (other than in relation to Messer Griesheim Holding GmbH, Messer Griesheim Vermögensverwaltungs GmbH and Messer Magyarország Vagyonkezelö Kft and any Obligor incorporated in The Netherlands).

(ii) the pro forma sales and EBITDA figures in the agreed form for the Group for the 12 month period ending on 31 March 2004.

(g) The Structure Memorandum.

(h) The Funds Flow Statement in a form agreed by the Parent and the Agent detailing the proposed movement of funds on or before the Closing Date.

(i) A Certificate of the Company (signed by a director) detailing the estimated Transaction Costs.

(j) A Certificate of the Company (signed by a director) certifying that:

(i) each of the conditions precedent to completion of the Acquisition Agreement has been satisfied or, with the consent of the Agent, waived (other than payment of the purchase price under the Acquisition Agreement and other payments set out in the Funds Flow Statement that are conditions precedent to the completion of the Acquisition Agreement , each of which will be satisfied immediately following utilisation of Facility A, Facility B and Facility C);

(ii) the entire issued share capital of the Company is legally and beneficially owned by MGH (or will be immediately following utilisation of Facility A, Facility B and Facility C); and

(iii) no Acquisition Document has been amended, varied, novated, supplemented, superseded, waived (in each case unless of a technical nature only) or terminated except with the consent of the Agent.

(k) A certificate of the Parent (signed by a director) certifying:

(i) that the Structural Intra-Group Loans are (or will (other than in relation to the Deferred Loan) be concurrently with the first Utilisations under this Agreement) in full force and effect; and

(ii) the balance sheet of the Parent referred to in paragraph (a)(iii) of the definition of Original Financial Statements, showing an implied investment of 35% of the total transaction value.

(l) An accurate summary of the shareholder agreement and other arrangements between the shareholders of the Group, the KGaA and MIG.

(m) Utilisation Requests relating to any Utilisations to be made on the Closing Date.

(n) Evidence that:

(i) all Existing Credit Agreement Indebtedness has been (or will be, concurrently with the first Utilisations under this Agreement) satisfied in full and all security relating thereto has been (or will be, concurrently with the first Utilisations under this Agreement) released;

(ii) no less than 50% of the High Yield Notes issued have been (or will be, concurrently with the First Utilisations under this Agreement) repaid in full and the aggregate amount of the present and future payment obligations of MGH under or in relation to the High Yield Notes will be no greater than the amount of Cash legally and beneficially owned by MGH.

(o) A letter of engagement with the Finance Parties and Secured Parties from the Auditors of the Group which will be providing Compliance Certificates.

(p) The Anti-Trust Clearances.

(q) A copy of any other Authorisation or other document, opinion or assurance which the Agent notifies the Parent is necessary or desirable in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(r) The Existing Indebtedness and Security List.

(s) Letters in the agreed form relating to arrangements referred to in (l) above.

(t) Evidence that the Parent shall be in compliance with its obligations under Clause 27.31 (Guarantors) on the Closing Date.

(u) Messer Tatragas, spol. s r.o has acceded to this Agreement as an Additional Guarantor.

(v) A duly executed assignment agreement between MIG and the KGaA in the agreed form.

(w) A letter provided by the Parent addressed to the Agent relating to the guarantee fee limitation amount relating to the guarantee provided under this Agreement by a Guarantor incorporated in the Republic of Austria.

Part II
Conditions precedent required to be
delivered by an Additional Obligor

1. An Accession Letter executed by the Additional Obligor and the Parent.

2. A copy of the constitutional documents of the Additional Obligor.

3. A copy of a resolution of the board or, if applicable, a committee of the board of directors of the Additional Obligor:

(a) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute, deliver and perform the Accession Letter and any other Finance Document to which it is a party;

(b) authorising a specified person or persons to execute the Accession Letter and other Finance Documents on its behalf;

(c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request or Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(d) authorising the Parent to act as its agent in connection with the Finance Documents.

4. If applicable, a copy of a resolution of the board of directors of the Additional Obligor, establishing the committee referred to in paragraph 3 above.

5. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

6. If applicable, a copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party.

7. If applicable, a copy of a resolution of the board of directors of each corporate shareholder of each Additional Guarantor approving the terms of the resolution referred to in paragraph 6 above.

8. A certificate of the Additional Obligor (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

9. A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of the Accession Letter.

10. If available, the latest audited financial statements of the Additional Obligor.

11. The following legal opinions, each addressed to the Agent, the Security Trustee and the Lenders:

(a) A legal opinion of the legal advisers to the Agent in England, as to English law in the form distributed to the Lenders prior to signing the Accession Letter.

(b) If the Additional Obligor is incorporated in or has its "centre of main interest" (or "establishment") (as referred to in Clause 24.29 (Centre of main interests and establishments)) in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisers to the Agent in the jurisdiction of its incorporation; "centre of main interest" or "establishment" (as applicable) or, as the case may be, the jurisdiction of the governing law of that Finance Document (the "Applicable Jurisdiction") as to the law of the Applicable Jurisdiction and in the form distributed to the Lenders prior to signing the Accession Letter.

12. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 44.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

13. Any security documents which are required by the Agent executed by the proposed Additional Obligor.

14. Any notices or documents required to be given or executed under the terms of those security documents.

15. An accession memorandum to the Intercreditor Agreement executed by the Additional Obligor.

16. Such documentary evidence as legal counsel to the Agent may require, that such Additional Obligor has complied with any law in its jurisdiction relating to financial assistance or analogous process.

SCHEDULE 3
Requests

Part IA
Utilisation Request
Loans

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

From: [Borrower]

To: HVB Banque Luxembourg Société Anonyme as Agent Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH – Facilities Agreement

dated                April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2. [We wish to borrow a Loan on the following terms:

(a) Borrower: [•]

(b) Proposed Utilisation Date: [•] (or, if that is not a Business Day, the next Business Day)

(c) Facility to be utilised: [Facility A]/[Facility B]/[Facility C]/[Facility D]/[Revolving Facility]*

(d) Currency of Loan: [•]

(e) Amount: [•] or, if less, the Available Facility

(f) Interest Period: [•]

3. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4. [The proceeds of this Loan should be credited to [account]].

5. This Utilisation Request is irrevocable.

6. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Utilisation Request into the Republic of Austria. Nothing in this Utilisation Request shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Utilisation Request into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of Security, the enforcement of or the preservation of any rights, powers and remedies under this Utilisation Request or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Utilisation Request shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Utilisation Request and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

Yours faithfully

¼¼¼¼¼¼¼¼¼¼¼¼¼

authorised signatory for

[insert name of relevant Borrower]

NOTES:

* Select the Facility to be utilised and delete references to the other Facilities.

Part IB
Utilisation Request
Letters of Credit

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

From: [Borrower]

To: HVB Banque Luxembourg Société Anonyme as Agent

Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH - Facilities Agreement

dated                April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2. We wish to arrange for a Letter of Credit to be [issued]/[renewed] by the Issuing Bank specified below (which has agreed to do so) on the following terms:

(a) Borrower: [•]

(b) Issuing Bank: [•]

(c) Proposed Utilisation Date: [•] (or, if that is not a Business Day, the next Business Day)

(d) Facility to be utilised: [Revolving Facility] [Facility B (EUR Refinancing Tranche)] [Facility D]

(e) Currency of Letter of Credit: [•]

(f) Amount: [•] or, if less, the Available Facility in relation to the [Revolving Facility] [Facility D]:

(g) Term: [•]

3. We confirm that each condition specified in paragraph (b) of Clause 6.5 (Issue of Letters of Credit) is satisfied on the date of this Utilisation Request.

4. We attach a copy of the proposed Letter of Credit.

5. [The purpose of this proposed Letter of Credit is [•].]

6. This Utilisation Request is irrevocable.

7. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Utilisation Request into the Republic of Austria. Nothing in this Utilisation Request shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Utilisation Request into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Utilisation Request or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Utilisation Request shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Utilisation Request and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

¼¼¼¼¼¼¼¼¼¼¼¼

authorised signatory for

[insert name of relevant Borrower]

Part II
Selection Notice

Applicable to a Term Loan

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme as Agent Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH - Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Selection Notice. Terms defined in the Facilities Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2. We refer to the following Facility A Loan[s] with an Interest Period ending on [•]*.

3. [We request that the above Facility A Loan[s] be divided into [•] Facility A Loans with the following Base Currency Amounts and Interest Periods:] **

or

[We request that the next Interest Period for the above Facility [A]/[B]/[C] Loan[s] is [•]].***

4. This Selection Notice is irrevocable.

5. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Selection Notice into the Republic of Austria. Nothing in this Selection Notice shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Selection Notice into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Selection Notice or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Selection Notice shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Selection Notice and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

Yours faithfully

.....................................

authorised signatory for

[insert name of relevant Borrower]

NOTES:

* Insert details of all Facility A Loans which have an Interest Period ending on the same date.

** Use this option if division of Facility A Loans is requested.

*** Use this option if sub-division of Facility A is not required or for Facility B or Facility C.

SCHEDULE 4
Mandatory Cost Formulae

1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

(a) in relation to a sterling Loan:

(b) in relation to a Loan in any currency other than sterling:

Where:

A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 14.3 (Default interest)) payable for the relevant Interest Period on the Loan.

C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5. For the purposes of this Schedule:

(a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant Financial Year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that Financial Year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a) the jurisdiction of its Facility Office; and

(b) any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13. The Agent may from time to time, after consultation with the Parent and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SCHEDULE 5
Form Of Transfer Certificate and Lender Accession Undertaking[1]

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme as Agent and Security Trustee From: [The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender") Dated:

Messer Griesheim Vierte Vermögensverwaltungs GmbH – Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement and to the Intercreditor Agreement (as defined in the Facilities Agreement). This agreement (the "Agreement") shall take effect as a Transfer Certificate and Lender Accession Undertaking for the purpose of the Facilities Agreement and as a Lender Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined therein). Terms defined in the Facilities Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2. We refer to Clause 29.7 (Procedure for transfer) of the Facilities Agreement:

(a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 29.7 (Procedure for transfer).

(b) The proposed Transfer Date is [•].

(c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 36.2 (Addresses) are set out in the Schedule.

3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 29.6 (Limitation of responsibility of Existing Lenders).

4. [The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

[ • ]]

5. We refer to clause 18 (Change of Party) of the Intercreditor Agreement:

(a) In consideration of the New Lender being accepted as a Lender for the purposes of the Intercreditor Agreement (and as defined therein), the New Lender confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

(b) The undertakings contained in this Agreement have been entered into on the date stated above.

6. The Security created by way of the following Security documents: [Security Documents provided by Italian Obligors] are expressly confirmed for the purpose of article 1232 of the Italian Civil Code and such Security Documents shall benefit the New Lender with the same ranking as prior to the transfer.

7. The New Lender confirms that it has received a copy of each of the Transaction Security Documents which are governed by German Law and are pledges, is aware of their contents and hereby expressly consents to the declarations of the Security Trustee made on behalf of the New Lender as future pledgee in such Transaction Security Documents.

8. Pursuant to article 1278 of the French Code civil, the Security created pursuant to those of the French law governed Transaction Security Documents which have not been granted to the Security Trustee in accordance with the parallel debt structure provided for in clause 16.23 (Parallel Debt) of the Intercreditor Agreement (if any) and which is attached to the participation of the Finance Parties in the Facilities is hereby expressly preserved for the benefit of the New Lender.

9. This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

10. This Agreement is governed by and construed in accordance with English law.

11. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Transfer Certificate into the Republic of Austria. Nothing in this Transfer Certificate shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Transfer Certificate into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Transfer Certificate or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Transfer Certificate shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Transfer Certificate and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

For the purpose of Articles 1278 and 1281 of the Belgian Civil Code, it is expressly agreed that upon any transfer in whole or in part of any rights and obligations under the Agreement by way of novation within the meaning of Article 1271 et seq. of the Belgian Civil Code, (i) the obligations of each Belgian Obligor under this Agreement will continue in full force and effect, and (ii) the Transaction Security created by any Security Document to which any Belgian Obligor is a party or which is governed by the Laws of Belgium will be preserved for the benefit of the New Lender, the Lenders and the Security Trustee.

For the purpose of Article 350 of the Croatian Code of Obligations, it is expressly agreed that upon such transfer in whole or in part of any rights and obligations under this Agreement by way of novation within the meaning of Articles 348 et seq. of the Croatian Code of Obligations, (i) the obligations under this Agreement of Obligor incorporated in Croatia will continue in full force and effect, and (ii) the Transaction Security created by any Security Document to which a Croatian Obligor is a party or which is governed by the laws of Croatia will be preserved for the benefit of the New Lender, the Lenders and the Security Trustee.

Please note that the following steps should be taken in order for the New Lender to obtain the benefit of the Transaction Security:

(a) governed by the laws of Italy, the Transfer Certificate must also be executed by the relevant Italian Security Providers; and

(b) governed by the laws of Spain vis-à vìs third parties, the Transfer Certificate must also be notarised.

NOTE: FOR THE PURPOSE OF THE NEW LENDER BENEFITING FROM ANY SWISS LAW GOVERNED SHARE PLEDGES, THE NEW LENDER NEEDS TO EXECUTE A SEPARATE ACCESSION MEMORANDUM THEREUNDER.

NOTE: FOR THE PURPOSE OF THE NEW SECURITY TRUSTEE BENEFITING FROM ANY CROATIAN LAW SECURITY DOCUMENTS, THE NEW SECURITY TRUSTEE NEEDS TO EXECUTE A SEPARATE SECURITY ASSIGNMENT AGREEMENT.

THE SCHEDULE

Commitment/rights and obligations to be transferred

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]
By:	By:

This Agreement is accepted as a Transfer Certificate and Lender Accession Undertaking for the purposes of the Facilities Agreement by the Agent, and as a Lender Accession Undertaking for the purposes of the Intercreditor Agreement by the Agent and the Security Trustee, and the Transfer Date is confirmed as [•].

Each party hereto agrees that it will not bring an original, certified copy or any documentation constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Transfer Certificate into the Republic of Austria. Nothing in this Transfer Certificate shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Transfer Certificate into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Transfer Certificate or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Transfer Certificate shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Transfer Certificate and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

[Agent]

By:

[Security Trustee]

By:

SCHEDULE 6
Form Of Accession Letter

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme as Agent From: [Subsidiary] and [Parent]

Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH – Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is an Accession Letter. Terms defined in the Facilities Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2. [Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Facilities Agreement, the Intercreditor Agreement and the other Finance Documents as an Additional [Borrower]/[Guarantor] pursuant to Clause [30.2 (Additional Borrowers)]/[Clause 30.4 (Additional Guarantors)] of the Facility Agreement and as an [Obligor] pursuant to Clause [•] of the Intercreditor Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [•].

3. [Subsidiary's] administrative details are as follows:

Address:

Fax No.:

Attention:

4. This Accession Letter is governed by English law.

5. Each party hereto agrees that it will not bring an original, certified copy or any documentation constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Accession Letter into the Republic of Austria. Nothing in this Accession Letter shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Accession Letter into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Accession Letter or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Accession Letter shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Accession Letter and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

[This Guarantor Accession Letter is entered into by deed.]**

[Parent]	[Subsidiary]

NOTES:

* Insert if Accession Letter is for an Additional Borrower.

** If the Facilities are fully drawn there may be an issue in relation to past consideration for a proposed Additional Guarantor. This can be overcome by acceding by way of deed.

SCHEDULE 7
Form Of Resignation Letter

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme as Agent From: [resigning Obligor] and [Parent]

Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH – Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Resignation Letter. Terms defined in the Facilities Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2. Pursuant to [Clause 30.3 (Resignation of a Borrower)]/Clause 30.5 (Resignation of a Guarantor), we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Facilities Agreement, the Intercreditor Agreement and the Finance Documents.

3. We confirm that:

(a) no Default is continuing or would result from the acceptance of this request; and

(b) [the Disposal Proceeds have been or will be applied in accordance with Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow);]

(c) [•]

4. This letter is governed by English law.

5. The Parent agrees to indemnify the Finance Parties and Secured Parties for any costs, expenses, or liabilities which would have been payable by [resigning Obligor] in connection with the Finance Documents but for the release set out in paragraph 1 above.

6. Each party hereto agrees that it will not bring an original, certified copy or any documentation constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Resignation Letter into the Republic of Austria. Nothing in this Resignation Letter shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Resignation Letter into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Resignation Letter or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Resignation Letter shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria, which, for the avoidance of doubt, means that the payment of amounts under this Resignation Letter and the Facilities Agreement shall be made to a bank account outside the Republic of Austria.

[Parent]	[resigning Obligor]
By:	By:

SCHEDULE 8
Form Of Compliance Certificate

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme as Agent From: [Parent]

Dated:

Dear Sirs

Messer Griesheim Vierte Vermögensverwaltungs GmbH – Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Compliance Certificate. Terms defined in the Facilities Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2. We confirm that:

(a) in respect of the Relevant Period ending on [•]Cashflow for the Relevant Period was [•] and Total Debt Service for the Relevant Period was [•]. Therefore Cashflow for such Relevant Period was [•] times Total Debt Service for such Relevant Period and the covenant contained in sub-clause [•] of Clause 26 (Financial Covenants) [has/has not] been complied with;

(b) in respect of the Relevant Period ending on [•] Consolidated EBITDA for such Relevant Period was [•] and Consolidated Net Finance Charges for such Relevant Period were [•]. Therefore Consolidated EBITDA for such Relevant Period was [•] times Consolidated Net Finance Charges for such Relevant Period and the covenant contained in sub-clause [•] of Clause 26 (Financial Covenants) [has/has not] been complied with;

(c) on the last day of the Relevant Period ending on [•] Consolidated Total Net Debt was [•] and Consolidated EBITDA for such Relevant Period was [•]. Therefore Consolidated Total Net Debt at such time [did/did not] exceed [•] times Consolidated EBITDA for such Relevant Period and the covenant contained in sub-clause [•] of Clause 26 (Financial Covenants) [has/has not] been complied with;

(d) Capital Expenditure for the [initial period]/[Financial Year of the Group] ending on [•] was [•]. Therefore Capital Expenditure during [the initial period]/[such Financial Year] [was/was not] in excess of [•] (being the maximum expenditure permitted in that period [after taking into account unused capital expenditure for the preceding Financial Year equal to [•]] and the covenant contained in sub-clause [•] of Clause 26 (Financial Covenants) [has/has not] been complied with;

We confirm that Debt Cover is [•]:1 and that, therefore, the Facility A (Refinancing Tranche) Margin should be [•]% p.a., the Facility A (Divestment Tranche) Margin should be [•]% p.a., the Facility B (Refinancing Tranche) Margin should be [•]% p.a., the Facility B (Divestment Tranche) Margin should be [•]% p.a., the Facility C (Refinancing Tranche) Margin should be [•]% p.a., the Facility C (Divestment Tranche) Margin should be [•]% p.a., the Facility D Margin should be [•]% p.a. and the Revolving Facility Margin should be [•]% p.a.

(e) Excess Cashflow for the Financial Year of the Group ending [•] was [•]. Therefore the Excess Cashflow to be applied in prepayment pursuant to Clause 12.2 (Disposal, Insurance and Acquisition Proceeds and Excess Cashflow) will be [•].

3. The amount of Cash held by the Group on [•] is [•]. The amount of Accessible Cash held by the Group on [•] is [•]. [Details].

4. We confirm that no Default is continuing.

5. [We confirm that the following companies constitute Material Companies for the purposes of the Facility Agreement.

We confirm that the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Consolidated EBITDA) of the Guarantors, the aggregate gross assets, the aggregate net assets and aggregate turnover of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) represents not less than 80 per cent. of Consolidated EBITDA, consolidated gross assets, consolidated net assets and consolidated turnover of the Group.]

[To be stated in Compliance Certificate delivered in relation to audited annual financial statements]

6. Each party hereto agrees that it will not bring an original, certified copy or any documentation constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Compliance Certificate into the Republic of Austria. Nothing in this Compliance Certificate shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Compliance Certificate into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Compliance Certificate or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Compliance Certificate shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria.

Signed	¼¼¼¼¼¼¼..	¼¼¼¼¼¼¼¼..
	Geschaeftsfuerung	[Geschaeftsfuerung] [senior manager]
	of	of
	[Parent]	[Parent]

[insert applicable certification language]

¼¼¼¼¼¼¼¼..

for and on behalf of [name of auditors of the Parent]

SCHEDULE 9
Timetables

Part I
Loans

	Loans in euro	Loans in other currencies
Approval as an Optional Currency, if required (Clause 4.3 (Conditions relating to Optional Currencies)).
Agent notifies the Parent if a currency is approved as an Optional Currency in accordance with Clause 4.3 (Conditions relating to Optional Currencies)		U-5
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request) or a Selection Notice (Clause 15.1 (Selection of Interest Periods and Terms))	U-4 (or, in relation to the first Utilisation Date, U-2) 9.30am	U-4 (or, in relation to the first Utilisation Date, U-2) 9.30am
Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (Lenders' participation)		U-3 (or, in relation to the first Utilistion Date, U-2) noon
Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation)	U-3 (or, in relation to the first Utilistion Date, U-2) 3.00pm	U-3 (or, in relation to the first Utilistion Date, U-2) 3.00pm
Agent receives a notification from a Lender under Clause 8.2 (Unavailability of a currency)		U-2 9.00am
Agent gives notice in accordance with Clause 8.2 (Unavailability of a currency)		U-2 10.30am
LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 a.m. (London time) in respect of LIBOR and as of 11.00 a.m. (Brussels time) in respect of EURIBOR	Quotation Day as of 11:00 a.m.

"U" = date of utilisation

"U - X" = X Business Days prior to date of utilisation

Part II
Letters of Credit

Letters of Credit
Delivery of a duly completed Utilisation Request (Clause 6.2 (Delivery of a Utilisation Request for Letters of Credit)	U-3 9.30am or, in relation to the first Utilisation Date U-1)

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Letter of Credit if required under paragraph (d) of Clause 6.5 (Issue of Letters of Credit) and notifies the Issuing Bank and Lenders of the Letter of Credit in accordance with paragraph (d) of Clause 6.5 (Issue of Letters of Credit).

U-3 noon or, in relation to the first Utilisation Date U-1)
Delivery of duly completed Renewal Request

"U" = date of utilisation

"U-X" = Business Days prior to date of utilisation

SCHEDULE 10
Form of Letter of Credit

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: [Beneficiary](the "Beneficiary")

Date

Irrevocable Standby Letter of Credit no. [•]

At the request of [•], [Issuing Bank] (the "Issuing Bank") issues this irrevocable standby Letter of Credit ("Letter of Credit") in your favour on the following terms and conditions:

1. Definitions

In this Letter of Credit:

"Business Day" means a day (other than a Saturday or a Sunday) on which banks are open for general business in [London].*

"Demand" means a demand for a payment under this Letter of Credit in the form of the schedule to this Letter of Credit.

"Expiry Date" means [•].

"Total L/C Amount" means [•].

2. Issuing Bank's agreement

(a) The Beneficiary may request a drawing or drawings under this Letter of Credit by giving to the Issuing Bank a duly completed Demand. A Demand must be received by the Issuing Bank by [•] p.m. ([London] time) on the Expiry Date.

(b) Subject to the terms of this Letter of Credit, the Issuing Bank unconditionally and irrevocably undertakes to the Beneficiary that, within [ten] Business Days of receipt by it of a Demand, it must pay to the Beneficiary the amount demanded in that Demand.

(c) The Issuing Bank will not be obliged to make a payment under this Letter of Credit if as a result the aggregate of all payments made by it under this Letter of Credit would exceed the Total L/C Amount.

3. Expiry

(a) The Issuing Bank will be released from its obligations under this Letter of Credit on the date (if any) notified by the Beneficiary to the Issuing Bank as the date upon which the obligations of the Issuing Bank under this Letter of Credit are released.

(b) Unless previously released under paragraph (a) above, on [•] p.m.([London] time) on the Expiry Date the obligations of the Issuing Bank under this Letter of Credit will cease with no further liability on the part of the Issuing Bank except for any Demand validly presented under the Letter of Credit that remains unpaid.

(c) When the Issuing Bank is no longer under any further obligations under this Letter of Credit, the Beneficiary must return the original of this Letter of Credit to the Issuing Bank.

4. Payments

All payments under this Letter of Credit shall be made in [•] and for value on the due date to the account of the Beneficiary specified in the Demand.

5. Delivery of Demand

Each Demand shall be in writing, and, unless otherwise stated, may be made by letter, fax or telex and must be received in legible form by the Issuing Bank at its address and by the particular department or office (if any) as follows:

[

                         ]

6. Assignment

The Beneficiary's rights under this Letter of Credit may not be assigned or transferred.

7. ISP

Except to the extent it is inconsistent with the express terms of this Letter of Credit, this Letter of Credit is subject to the International Standby Practices (ISP 98), International Chamber of Commerce Publication No. 590.

8. Governing Law

This Letter of Credit is governed by English law.

9. Jurisdiction

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter of Credit.

10. Austrian Stamp Duty

Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Letter of Credit into the Republic of Austria. Nothing in this Letter of Credit shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Letter of Credit into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Letter of Credit or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Letter of Credit shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria which, for the avoidance of doubt, means that the payment of amounts under this Letter of Credit shall be made to a bank account outside the Republic of Austria.

Yours faithfully [Issuing Bank]

By:

NOTES:

* This may need to be amended depending on the currency of payment under the Letter of Credit.

Form Of Demand

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: [ISSUING BANK]

[Date]

Dear Sirs

Standby Letter of Credit no. [•] issued in favour of [BENEFICIARY] (the "Letter of Credit")

We refer to the Letter of Credit. Terms defined in the Letter of Credit have the same meaning when used in this Demand.

1. We certify that the sum of [•] is due [and has remained unpaid for at least [•] Business Days] [under [set out underlying contract or agreement]]. We therefore demand payment of the sum of [•].

2. Payment should be made to the following account:

Name:
Account Number:
Bank:

3. The date of this Demand is not later than the Expiry Date.

4. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Demand into the Republic of Austria. Nothing in this Demand shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Demand into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Demand or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Demand shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria which, for the avoidance of doubt, means that the payment of amounts under this Demand shall be made to a bank account outside the Republic of Austria.

Yours faithfully

(Authorised Signatory)	(Authorised Signatory)

For

[BENEFICIARY]

SCHEDULE 11
Material Companies

SCHEDULE 12
Form of Capex Certificate

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

To: HVB Banque Luxembourg Société Anonyme From: [Parent]

Dated:

Dear Sirs

Messer Greisheim Vierte Vermögensverwaltungs GmbH - Facilities Agreement

dated                 April 2004 (the "Facilities Agreement")

1. We refer to the Facilities Agreement. This is a Capex Certificate. Terms defined in the Facilities Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2. We confirm that after making the relevant Capex to which the Utilisation Request relates, we shall comply with our obligations under Clause 26.2 (Financial condition) in relation to the Relevant Periods ending on the next two Quarter Dates immediately following the proposed Utilisation Date and that:

(A) the Debt Ratio will not be greater than 0.25:1 below the Debt Ratio referred to in the table in paragraph (c) of Clause 26.2 (Financial condition) in relation to the Relevant Periods expiring on such Quarter Dates; and

(B) Cash Cover will not be less than 1.10:1 in relation to the Relevant Periods expiring on such Quarter Dates.

We refer to the attached Utilisation Request relating to a proposed Utilisation under the Facility D.

3. Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Capex Certificate into the Republic of Austria. Nothing in this Capex Certificate shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Capex Certificate into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Capex Certificate or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Capex Certificate shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria.

Signed	¼¼¼¼¼¼¼¼¼¼¼¼¼..	¼¼¼¼¼¼¼¼¼¼¼¼¼..
	Geschaeftsfuehrer	[Geschaeftsfuehrer] [senior manager]
	of	of

SCHEDULE 13
Existing Disposal Contracts

List of Disposal Agreements

No.	Type/Name of Contract	Subject Matter	Parties	Signing Date
1.	Sale and purchase agreement

Sale of MGG´s shares in subsidiaries in El Salvador (Messer de El Salvador, S.A. de C.V.), Guatemala (Messer de Centroamérica S.A.; Carbox S.A.), Honduras (Messer de Honduras S.A. de C.V.) and Nicaragua (Messer de Nicaragua S.A.) to Ergofran S.A. de C.V.

MGG, Ergofran S.A. de C.V.; Consolidacion Comercial Infra, S.A. de C.V.; and Inversiones de Guatemala, S.A that entered the agreement with respect to Carbox Guatemala because of a right of first refusal

14 November 2003 amendment agreement 4 / 9 December 2003
The sale includes Messer Centroamérica's, Messer Honduras' and Carbox Guatemala's shareholdings in the following companies:

Carbox Guatemala (Messer Centroamérica: 50%); Cox Gas S.A. de C.V., Honduras (Messer Honduras: 99.9992%); Gases Industriales S.A. de C.V., Honduras ("Gisa") (Messer Honduras : 99.9953%); Carbox de Nicaragua S.A., Nicaragua (Carbox Guatemala: 50%).

Furthermore, Gisa holds 98.4% in Fabrica de Gases Medicos e Industriales S.A. de C.V., Honduras and Carbox Guatemala holds 98% in Carbox S.A. de C.V., Mexico.
2.	Sale and purchase agreement	Sale of MGG´s shares in PT Aneka Gas Industries (Indonesia) and PT Aneka Messer Industrial Gases (Indonesia) to PT Samatoa Indio Air Products.	MGG and PT Samatoa Indio Air ProductsMGG; PT Tira Austenite Tbk. and Mr. Johnny Widjaja	12 November 200221 January 2003

PT Tira Austenite Tbk. exercised a pre emption right in respect of the shares in the aforementioned companies. Mr. Johnny Widjaja acted as co-purchaser after partial assignment of the pre-emption right.

3.	Sale and purchase agreement	Sale of MGG´s shares in Messer Griesheim de Mexico S.A. de C.V. (Mexico) to Consolidación Comercial Infra, S.A. de C.V., and Air Products and Chemicals Inc.	MGG, Consolidación Comercial Infra, S.A. de C.V., and Air Products and Chemicals Inc.	30 November 2001
4.	Sale and purchase agreement	Sale of MGG´s shares in Messer Gases S.A. (Venezuela) to Leconte AG	MGG, Leconte AG	19 February 2002
5.	Sale and purchase agreement	Sale of MGG´s shares in Messer Medical GmbH (Germany) to Air Products GmbH	MGG, Air Products GmbH	5 July 2001
6.	Sale and purchase agreement

Sale (directly or indirectly) of shares in SMC Asia Gas Systems Limited (China), Mahler AGS GmbH (Germany), Italfilo Engineering S.r.l. (Italia), and MG Generon, Inc., (USA) to Innovative Gas Systems, Inc.

			MGG, Mahler Italfilo Holding GmbH, MGI, and Innovative Gas Systems, Inc.	28 September 2001
7.	Sale and purchase agreements	In 1997 MGG bought 45,001 shares in Bombay Oxygen Corporation Limited (India) from certain members of the Ruia family.	MGG and certain members of the Ruia family	23 June 1997 and 5 December 2002, respectively

In 2002 MGG reverted, sold, transferred and assigned its rights, title and interest in or in relation to 75,001 shares in Bombay Oxygen Corporation Limited in favour of certain members of the Ruia family.

8.	Sale and transfer agreement	Sale and transfer of MGG´s shares in Secomex Manufacturing (M) Sdn. Bhd. (Malaysia) to LLB Courts Sdn. Bhd.	MGG, LLB Courts Sdn. Bhd.	24 April 2003
9.	Share purchase agreement	Sale of MGG´s shares in INO Therapeutics GmbH (Germany) to INO Therapeutics AB	MGG, INO Therapeutics AB	7 November 2001
10.	Sale and transfer agreements	Sale and transfer of MGG´s shares in CarboTech-Anlagenbau GmbH (Germany) to RÜTGERS Chemicals AG	MGG, RÜTGERS Chemicals AG	19 December 2002
11.	Divestiture agreement

Sale of MGG´s shares in WBL Holding GmbH and in GfS Gesellschaft zur Aufbereitung von Sickerwasser Finance GmbH (GfS) as well as MGG's participations in several limited partnerships (in which GFS was the general partner). Settlement of other contractual obligations.

			MGG, WBL Holding GmbH, Mr. Hans Werner Klink, GfS Gesellschaft zur Aufbereitung von Sickerwasser Finance GmbH (GfS)	31 July 2000 and a separate agreement dated 1 August 2000 for the transfer of all shares in WBL from MGG to WBL
12.	Sale and transfer agreement	Sale and transfer of MGG´s shares in Fantasy GmbH Vertrieb von Ballons und Dekorationsmaterial (Germany) to Mr. Thomas Schreiber, Mr. Rainer Dannhof, Mr. Andreas Klaus Fredersdorf	MGG, Mr. Thomas Schreiber, Mr. Rainer Dannhof, Mr. Andreas Klaus Fredersdorf	10 October 2001
13.	Share purchase agreement	Sale of MGG´s shares in Greenbelt Holdings Limited (British Virgin Islands) to Fiordigili GmbH	MGG, Fiordigili GmbH (now named Stefan Messer GmbH)	12 April 2001
14.	Asset purchase agreement	Agreement to transfer Messer Singapore Pte Ltd 's(Singapore) assets (except for certain sites which have been sold separately) to Singapore Syngas Pte. Ltd.	Messer Singapore Pte, Ltd.Singapore Syngas Pte. Ltd.	29 October 2002
15.	Asset purchase agreement	Sale of the so called Tuas site from Messer Singapore Pte Ltd.'s (Singapore) to Singapore Oxygen Air Liquide Private Limited	Messer Singapore Pte Ltd.'s (Singapore)Singapore Oxygen Air Liquide Private Limited	29 August 2002
16.	Asset purchase agreement	Sale of the so called Senoko/Woodlands site from Messer Singapore Pte Ltd.'s (Singapore) to Air Products Singapore Private Limited	Messer Singapore Pte Ltd.'s (Singapore)Air Products Singapore Private Limited	29 August 2002
17.	Share purchase agreement	Sale of Messer Griesheim Singapore Holding GmbH´s shares in Singapore Syngas Pte Ltd. (Singapore) (75%) to ChevronTexaco Singapore Energy Company	Messer Griesheim Singapore Holding GmbHChevronTexaco Singapore Energy Company	30 October 2002
18.	Sale and transfer agreements	Sale and transfer of MGG´s participations in KLARA-Kohlensäure-Gesellschaft mbH & Co. KG (Austria) and KLARA-Kohlensäure-Gesellschaft mbH (Austria) to Linde Gas GmbH & Co. KG	MGG, Linde Gas GmbH & Co. KG	28 May 2001
19.	Purchase and transfer agreement

Sale and transfer of MGG´s and Hoechst AG´s participations in Messer Cutting & Welding AG (Germany) to MIG. Furthermore, MGG had to procure, that its subsidiary GVP, Inc. transferred its participation in MG Systems & Welding to MIG

			MGG, MIG, Hoechst AG	20 December 1999

Additionally, MGG sold to Messer Cutting & Welding AG its shares in Mesol S.A., Messer IGM Robotersysteme AG, Messer Corte y Soldadura S.A. C.V., Messer Solduras de Venezuela, Bytronic a.r.o. (Czech) and Messer Griesheim Korea Ltd at a later date.

20.	Share purchase agreement	Sale and transfer of MGG´s shares in Messer Specialty Gas Ltd. (Thailand) to Mr. Suvit Singkarin	MGG, Mr. Suvit Singkarin	11 November 2003
21.	Asset Purchase Agreement	Sale of certain Canadian assets comprising healthcare business	Messer Griesheim Canada Inc. and Praxair Canada Inc.	August 1, 2001
22.	Asset Purchase Agreement	Sale of certain carbon dioxide assets	Messer US and The BOC Group, Inc.	December 5, 2001

SCHEDULE 14
Security Principles

This Schedule sets out the principles upon which the type and extent of the Security required from a proposed Obligor is to be provided.

1. GENERAL SECURITY PRINCIPLES

(a) Based on the assumption that any realization of security would be through a disposal of the individual business in each jurisdiction, as a general principle the security shall concentrate on creating share pledges and a guarantee structure prior to funding (with any required registrations (consistent with these Agreed Security Principles) taking place as soon as practicable after funding).

(b) Asset security should only be taken where it is economically, practically and commercially viable, taking into account any restrictions in joint ventures.

(c) Share pledges and guarantees to be taken in Europe and share pledges to be taken in the People's Republic of China are conditions precedent for funding. Guarantees must be provided from sufficient Obligors in order to meet the 80% EBITDA, asset (gross and net) and turnover test referred to in this Agreement. Security over assets in the People's Republic of China shall be subject to the ability to get joint venture consent (if relevant) and the legal system.

(d) Giving and perfection of asset security shall be a condition subsequent for completion within a certain time period post-funding.

2. ADDITIONAL SECURITY PRINCIPLES

(a) With regard to any proposed Security to be provided due regard shall be had to the following:

(i) Any risk that the directors and officers of a company being asked to provide or procure the granting of security or entering into security documents could be held to be in breach of applicable company or criminal law in doing so.

(ii) The practicality and costs involved in taking any such security compared to the potential benefit to the Finance Parties, especially, but not limited to, the materiality of the proposed security interest to the Finance Parties in light of the aggregate security already or proposed to be provided to them.

(iii) Specific provisions of local law as advised by the advisers to the Agent and the advisers to the Company under the assumption that the Company shall use all reasonable endeavours to overcome any prohibition.

(iv) The ability of each company which is proposed to provide security to the Finance Parties to operate in the ordinary course of its business and in the ordinary course of trade with regard to its current practices and the local market practice applicable in the jurisdictions the respective company has business operations.

(v) If in a jurisdiction Security over an asset or a class of assets can be taken by way of an undisclosed document and by way of a disclosed document, Security shall be taken by way of an undisclosed document if a disclosed document does not result in a material increase (relative to an undisclosed document) in the qualities or strength of such Security.

(vi) If in a jurisdiction Security over an asset or a class of assets can be taken by way of a registered document or by way of an unregistered document, Security shall be taken by way of an unregistered document if a registered document does not result in a material increase (relative to an unregistered document) in the qualities or strength of such Security.

(vii) If in a jurisdiction Security over an asset or a class of assets (1) has to be made public by way of announcement in a gazette (or the legal advisers to the Security Trustee advise that it will materially improve the strength or quality of such Security) such Security shall only be required to be granted or (where the Security Trustee has been advised as above) announced in a gazette if (a) security over such asset or class of assets is material in light of the aggregate security already or proposed to be provided and (b) the relevant obligor's commercial relationships with actual or prospective counter parties could not reasonably be expected to be prejudiced by the relevant announcement.

(viii) Assets (other than shares in companies that are not joint ventures and intellectual property) subject to existing third party arrangements (including, without limitation, any landlord's superior interest, transfer restrictions, pre-emption rights, permitted security interests and joint venture voting reserved matters or put and call arrangements) which prevent those assets from being charged will not be required to be subject to any Security provided that the Company uses reasonable endeavours to obtain any necessary consent or release which, for the avoidance of doubt, will not require the Company to take any action which could reasonably be expected to damage its commercial relationship with the relevant third party.

(b) With regard to guarantees due regard shall be had to the following:

(i) All upstream and cross-stream guarantees must be limited by corporate benefit restrictions if so required.

(ii) All guarantees must be limited by financial assistance restrictions considerations if so required.

(iii) All guarantees must be limited to the extent necessary in order to avoid any personal civil or criminal liability of any director or officer arising as a result of providing such guarantee or such guarantee being enforced by the Security Trustee or the Lenders.

(c) Any Security shall to the extent legally possible secure the obligations of all Obligors under the Finance Documents and shall to the extent legally possible create valid, perfected and first priority security over such assets. All share pledge Security shall create first priority security over the Shares pledged (subject to future pledgee concept).

(d) To the extent legally possible all security shall be given in favour of the Security Trustee (for and on behalf of the Finance Parties) and not to the Finance Parties individually. Parallel debt provisions shall be used where necessary.

(e) The provisions of all Security Documents should operate only so as to create and preserve effective security and shall not impose commercial undertakings or representations and warranties or include any provisions which are credit protections or which seek to preserve the value of assets nor indemnities, unless those are required for the purpose of monitoring the secured assets or are required for the effective creation, operation or perfection of the Security. Each provision shall further take into account the amount of management time required to administer the proposed security.

(f) Save in the case of security over real estate, shares and intellectual property each obligor shall be permitted to make use of assets (over which it has granted security) in its ordinary course of business and trade, including, but not limited to, disposals in the ordinary course of its business or trade without giving prior notice and without prior consent required.

(g) All security over bank accounts (other than any mandatory prepayment accounts) will permit the relevant obligor to operate those accounts freely without reference to the Security Trustee prior to a notice of enforcement being given by the Security Trustee following an event of default having occurred and being continuing. Security over banks accounts shall require the relevant security provider to use reasonable endeavours to procure that an account bank waives any right of set-off or other interest arising by law or under its general business conditions.

(h) In relation to share pledges the relevant pledgor shall be permitted to exercise voting rights in relation to the shares pledged, however in a manner, which would not be, prejudicial to the security created by the share pledge. Each pledgor shall further be entitled to retain all dividends and distributions for so long as the Agent has not given notice to the Company pursuant to Clause 28.17 (Acceleration) of this Agreement.

(i) If not otherwise required by law upon complete and irrevocable satisfaction of the Secured Obligations the Security Trustee shall promptly thereafter at the costs and expense of the respective chargor release, reassign or retransfer the respective asset or class of assets including all documents deposited with the Security Trustee or any nominee of the Security Trustee to the chargor provided that the Security Trustee is reasonably satisfied that there is no risk that any amount of the Secured Obligations paid shall be avoided or reduced by bankruptcy, insolvency or similar laws. If the Security Trustee or any of its nominees holds physical possession of any asset such physical possession shall be transferred to the chargor, subject to the same conditions. Such chargor shall accept such release, reassignment or retransfer. The Security Trustee (on behalf of the Finance Parties) will release, reassign or retransfer the respective asset or class of assets to a third party if so required by mandatory law. In the event of a permitted disposal of any asset, the Security Trustee shall similarly release such asset from any and all security to which it is subject. In the event of a permitted disposal of a Guarantor, the guarantee granted by that Guarantor (and all security granted by it and all security and guarantees granted by it and any of its subsidiaries (if any)) shall be similarly released.

(j) Security shall only be enforceable upon notice to the Parent by the Agent pursuant to Clause 28.17 (Acceleration) of the Senior Facilities Agreement or, while an Event of Default is continuing, if the Agent reasonably considers that any property subject to such Security may be in jeopardy or in danger of being seized or sold pursuant to any form of legal process or reasonably considers it desirable in order to protect the priority of the Security.

(k) No security shall be taken over receivables if it would require any periodic filings or any notice to debtors or other third parties.

(l) No security shall be taken over moveable plant or equipment if it would require any labelling or segregation of that plant or equipment.

(m) No security shall be taken over any stock in trade if it would require any item-specific or periodic listing of stock in trade or any segregation thereof.

SCHEDULE 15
Form of Letter for Determination of the Effective Global Rate (Taux Effectif Global)

NOTE: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND REFERENCED THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

From: HVB Banque Luxembourg société Anonyme To: Messer France S.A.

[date]

Dear Sirs, We refer to the agreement (the "Facility Agreement") dated                        April 2004 and made between, inter alia, Messer Griesheim Vierte Vermögensverwaltungs GmbH, Messer France S.A., Bayerische Hypo- und Vereinsbank Luxembourg A.G. and ING Bank N.V., London branch, as Joint Mandated Lead Arrangers, HVB Banque Luxembourg S.A. as Agent, HVB Banque Luxembourg S.A. and ING Bank N.V., as Issuing Banks and HVB Banque Luxembourg S.A. as Security Trustee. Terms defined in the Facility Agreement shall have the same meaning in this notice.

This is the letter referred to in clause 14.5 (Effective Global Rate (Taux Effectif Global)) of the Facility Agreement.

The floating nature of the interest rate applicable to the Loans makes it impossible to specify a taux effectif global applicable for the duration of the Facility Agreement.

However, in order to meet the requirements of Articles L. 313-4 of the French Code monétaire et financier and Articles R. 313-1 and R. 313-2 of the Code de la Consommation and in accordance with the provisions of clause 14.5 of the Facility Agreement, we set out below an indicative calculation of the taux effectif global, based on the assumptions set out in this letter.

Assumed [LIBOR/EURIBOR] and Margin:

[LIBOR/EURIBOR]: [to be completed by the Agent]

Margin: [to be completed by the Agent]

Based on the assumptions set out above (and including the Margin, all fees and expenses relating to the Loans), the interest rate (taux de période) for an Interest Period (durée de période) of [to be completed by the Agent] months would be [to be completed by the Agent] % per annum and the effective global rate (taux effectif global annuel) would be [to be completed by the Agent]% per annum.

The calculations set out in this letter are for illustrative purposes only and shall not bind the parties to the Facility Agreement. Nothing expressed or implied in this letter constitutes any commitment on the part of any of the Finance Parties.

Each party hereto agrees that it will not bring an original, certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Letter into the Republic of Austria. Nothing in this Letter shall, however, prevent the Finance Parties from bringing an original or certified copy or any document constituting substitute documentation (Ersatzbeurkundung, rechtsbezeugende Beurkundung oder Bezugnahme auf eine Schrift) of this Letter into the Republic of Austria if this is in connection with any requirements relating to the perfection and registration of security, the enforcement of or the preservation of any rights, powers and remedies under this Letter or otherwise in accordance with Clause 42 (Austrian Stamp Duty) of the Facilities Agreement. The parties agree that the exclusive place of performance ("Erfüllungsort") for all rights and obligations under this Letter shall, in any event, be at the seat of the Agent at 4, rue Alphonse Weicker, L-2721 Luxembourg, Grand-Duchy of Luxembourg, or any other place reasonably designated by the Agent but in any case a place outside the Republic of Austria.

Yours sincerely, [                   ]

For and on behalf of [the Agent]

Receipt acknowledged [                   ]

For and on behalf of Messer France S.A.

SIGNATURES

THE COMPANY

MESSER GRIESHEIM VIERTE VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

THE PARENT

MESSER GRIESHEIM FÜNFTE VERMOGENSVERWALTUNG GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

THE ORIGINAL BORROWERS

MESSER FINANCE S.A. LUXEMBOURG

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER FRANCE SA

By: MR JAMES HENNEQUIN

Address: 65 bis, rue du Général de Gaulle 77410 ANNET SUR MARNE France

Fax:

MESSER MAGYARORSZÁG VAGYONKEZELÖ KFT

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER GRIESHEIM VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER BELGIUM N.V.

By: MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 8904

SAUERSTOFFWERK LENZBURG AG

By: WOLFGANG POSCHL and ULRICH THORWATH

Address: Seonerstrasse 75 CH-5600 Lenzburg Switzerland

Fax:

THE ORIGINAL GUARANTORS

MESSER FINANCE S.A.

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER GRIESHEIM VIERTE VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER HOLDING B.V.

By: MR JEAN-PIERRE FROMAGE

Address: Middenweg 17 4782 PM Moerdijk Netherlands

Fax: +32 2 257 09 08

MESSER B.V.

By: MR JEAN-PIERRE FROMAGE

Address: Middenweg 17 4782 PM Moerdijk Netherlands

Fax: +32 2 257 09 08

MESSER FRANCE S.A.

By: MR JAMES HENNEQUIN

Address: 65 bis, rue du Général de Gaulle 77410 ANNET SUR MARNE France

Fax:

MESSER GRIESHEIM HOLDING GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER GRIESHEIM VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER AUSTRIA GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER GRIESHEIM SECHSTE VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

SAUERSTOFFWERK LENZBURG AG

By: WOLFGANG POSCHL and ULRICH THORWATH

Address: Seonerstrasse 75 CH-5600 Lenzburg Switzerland

Fax:

MESSER SCHWEISSTECHNIK AG

By: WOLFGANG POSCHL and ULRICH THORWATH

Address: Seonerstrasse 75 CH-5600 Lenzburg Switzerland

Fax:

MESSER BELGIUM N.V.

By: MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 8904

MESSER CROATIA PLIN D.O.O.

By: MR EDUARD NÖTHIG and MR PAVAO OBRUBIĆ

Address: Industrijska 1 10290 Zapresic Croatia

Fax: +385-1-331-02-65

MESSER HELLAS A.E. FÜR GÄSE

By: JOERG SCHAICH

Address: L. Agias Varvaras & Aristeidou 11 17563 P. Faliro Athen Greece

Fax: +30-210-988-36-93

MESSER MAGYARORSZÁG VAGYONKEZELÖ KFT

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER HUNGAROGAZ KFT

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER POLSKA SPOLKA Z.O.O.

By: MR DIRK FUENFHAUSEN

Address: u. Maciejkowicka 30 41-503 Chorzów 3 Poland

Fax: +48 32 7726 – 115

MESSER SLOVENIJA D.O.O.

By: ALBERT ŽERDIN

Address: Jugova 20 2342 RuŠe Slovenia

Fax: + 386 2661 6041

MESSER CARBUROS S.A.

By: JUAN PASCAL MERCADER

Address: Autovia Tarragona-Salou, km 3,8 Apartado de correos 378 E-43480 Vilaseca (Tarragona) Spain

Fax:

MESSER TECHNOGAS S.R.O.

By: MR HUBERT WESTERMANN

Address: Zelený pruh 99 140 02 Praha 4 Czech Republic

Fax: +420 241 008 140

MESSER SUOMI OY

By: MIKA RIKHARD REPO

Address: Ãyrite 12 C 01570 Vantaa Finland

Fax: +358-10-218-2850

MESSER GRIESHEIM CHINA HOLDING GMBH

By: MR HAROLD PINGER and MR WINFRID SCHMIDT

Address: Messer Griesheim Futingsweg 34 47805 Krefeld Germany

Fax: + 49 2151 379 9301/+ 49 2151 379 8904

MESSER ITALIA S.P.A.

By: ERNST UWE WILHELM BODE

Address: Via N. Tommaseco, 52 I-10097 Collegno TO Italy

Fax:

THE ARRANGERS

BAYERISCHE HYPO- UND VEREINSBANK AG

By: CHRISTIAN FEDERSPIELER and ANNEGRET REBER

Address:

Fax:

Attention:

ING BANK N.V.

By: MICHAEL LUCAS and MATTHEW PEARCE

Address: Amstelveenseweg 500 1081 KL Amsterdam The Netherlands

Fax:

THE AGENT

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

By: CHRISTIAN FEDERSPIELER and ANNEGRET REBER

Address: HVB Banque Luxembourg Société Anonyme 4 Rue Alphonse Weicker 2721 Luxembourg Fax: +352 4272 4547 Attention: Anja van Bellen/FKA/SFB2

THE SECURITY TRUSTEE

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

By: CHRISTIAN FEDERSPIELER and ANNEGRET REBER

Address: HVB Banque Luxembourg Société Anonyme 4 Rue Alphonse Weicker 2721 Luxembourg Fax: +352 4272 4547 Attention: Anja van Bellen/FKA/SFB2

THE ISSUING BANK

BAYERISCHE HYPO- UND VEREINSBANK AG

By: CHRISTIAN FEDERSPIELER and ANNEGRET REBER

Address:

Fax:

Attention:

ING BANK N.V.

By: MICHAEL LUCAS and MATTHEW PEARCE

Address: Amstelveenseweg 500 1081 KL Amsterdam The Netherlands

Fax:

THE LENDERS

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

By: CHRISTIAN FEDERSPIELER and ANNEGRET REBER

Address: HVB Banque Luxembourg Société Anonyme 4 Rue Alphonse Weicker 2721 Luxembourg Fax: +352 4272 4547 Attention: Anja van Bellen/FKA/SFB2

ING BANK N.V.

By: MICHAEL LUCAS and MATTHEW PEARCE

Address: Amstelveenseweg 500 1081 KL Amsterdam The Netherlands

Fax:

CONFORMED COPY
DATED 4 MAY 2004

MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH
AS PARENT AND OBLIGORS' AGENT

WITH

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

ACTING AS AGENT

BAYERISCHE HYPO-UND VEREINSBANK AG

ING BANK N.V,

ACTING AS ISSUING BANKS

AMENDMENT AND RESTATEMENT AGREEMENT RELATING TO A FACILITY AGREEMENT DATED 21 APRIL 2004

THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OR ANY DOCUMENT CONSTITUTING SUBSTITUTE DOCUMENTATION THEREOF, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO AUSTRIA MAY CUASE THE IMPOSITION OF AUSTRIAN STAMP DUTY.

THE ORIGINAL DOCUMENT AS WELL AS CERTIFIED COPIES THEREOF AND WRITTEN AND SIGNED REFERENCE THERETO SHOULD BE KEPT OUTSIDE OF AUSTRIA.

THIS AGREEMENT is dated 4 May 2004 and made between:

(1) MESSER GRIESHEIM VIERTE VERMÖGENSVERWALTUNGS GMBH, a limited liability company organised under the laws of the Federal Republic of Germany and registered with the commercial register of the local court (Amtsgericht) of Krefeld under 10020 (the "Company");

(2) MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH, a limited liability company organised under the laws of the Federal Republic of Germany and registered with the commercial register of the local court (Amtsgericht) of Krefeld under 10016 as Parent and Obligors' Agent (the "Parent");

(3) THE SUBSIDIARIES of the Parent listed in Part I (The Original Borrowers) Schedule 1 (The Original Obligors) as original borrowers (the "Borrowers");

(4) THE SUBSIDIARIES of the Parent listed in Part II (The Original Guarantors) Schedule 1 (The Original Obligors) as guarantors (together with the Company and the Parent, the "Guarantors");

(5) THE LENDERS (as defined in the Original Facility Agreement); and

(6) HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME as agent of the Lenders (the "Agent").

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"Effective Date" means the date on which the Agent confirms to the Lenders and the Parent that it has received each of the documents listed in Schedule 2 (Conditions Precedent) in a form and substance satisfactory to the Agent.

"Original Facility Agreement" means the Senior Facilities Agreement dated 21 April 2004 between, amongst others, the Parent and the Agent.

"Restated Agreement" means the Original Facility Agreement, as amended by this Agreement, the terms of which are set out in Schedule 3 (Restated Agreement).

1.2 Incorporation of Defined Terms

(a) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(b) The principles of construction set out in the Original Facility Agreement shall have effect as if set out in this Agreement.

1.3 Clauses

(a) In this Agreement any reference to a "Clause" or "Schedule" is, unless the context otherwise requires, a reference to a Clause or Schedule of this Agreement.

(b) Clause and Schedule headings are for ease of reference only.

2. RESTATEMENT

With effect from the Effective Date the Original Facility Agreement shall be amended and restated so that it shall be read and be construed for all purposes as set out in Schedule 3 (Restated Agreement).

3. REPRESENTATIONS

Each Obligor makes the Repeating Representations as if each reference in those representations to "the Finance Documents" includes a reference to (a) this Agreement and (b) the Restated Agreement.

4. CONTINUITY AND FURTHER ASSURANCE

4.1 Continuing obligations

The provisions of the Original Facility Agreement shall, save as amended in this Agreement, continue in full force and effect.

4.2 Further assurance

The Parent shall, at the request of the Agent (acting reasonably) and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

5. FEES, COSTS AND EXPENSES

5.1 Transaction expenses

The Parent shall promptly on demand pay the Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing and execution of this Agreement and any other documents referred to in this Agreement.

5.2 Enforcement costs

The Parent shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under this Agreement.

5.3 Stamp taxes

The Parent shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement.

This Clause 5.3 shall be without prejudice to the rights and obligations of the Parties under clause 42 (Austrian Stamp Duty) of the Restated Agreement.

6. MISCELLANEOUS

6.1 Incorporation of terms

The provisions of clause 38 (Partial Invalidity), clause 39 (Remedies and waivers), clause 42 (Austrian Stamp Duty), clause 43 (Governing Law), and clause 44 (Enforcement) of the Original Facility Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to "this Agreement" or "the Finance Documents" are references to this Agreement.

6.2 Designation as Finance Document

The Parent and the Agent designate this Agreement as a Finance Document by execution of this Agreement for the purposes of the definition of Finance Document in the Original Facility Agreement.

6.3 Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
The Original Obligors

PART I
The Original Borrowers

Name of Original Borrower	Registration number (or equivalent, if any)
Messer Finance S.A.	B81.804
Messer France S.A.	R.C.S. Nanterre 300560588
Messer Magyarország Vagyonkezelö Kft	01-09-725341
Messer Griesheim Vermögensverwaltungs GmbH	FN246183i
Messer Belgium N.V.	Ondernemingsnummer "Undertaking Number" 0402.166.453
Sauerstoffwerk Lenzburg AG	CH-400.3.915.103-7

PART II
The Original Guarantors

Name of Original Guarantor	Registration number (or equivalent, if any)

Messer Finance S.A. (a société anonyme incorporated under Luxembourg law with registered office at 51, Avenue de la Gare, L-1611 Luxembourg, registered with the register of commerce and companies of Luxembourg)

B 81.804
Messer Griesheim Vierte Vermögensverwaltungs GmbH	HRB 10020
Messer Griesheim Fünfte Vermögensverwaltungs GmbH	HRB 10016
Messer Griesheim China Holding GmbH	HRB 52027
Messer Holding B.V.	20069636
Messer B.V.	20106753
Messer France S.A.	R.C.S. Nanterre 300560588
Messer Griesheim Holding GmbH	FN 246183k
Messer Griesheim Vermögensverwaltungs GmbH	FN 246183i
Messer Austria GmbH	FN 111741a
Messer Griesheim Sechste Vermögensverwaltungs GmbH	HRB 10017
Sauerstoffwerk Lenzburg AG	CH-400.3.915.103-7
Messer Schweisstechnik AG	CH-020.3.020.819-4
Messer Belgium N.V.
Messer Croatia Plin d.o.o.	080022377
Messer Hellas A.E. Für Gäse	38938/01INT/B/97/171 Prefecture of South Attica
Messer Magyarország Vagyonkezelö Kft	01-09-725341
Messer Hungarogaz Kft
Messer Polska Spolka z.o.o.
Messer Slovenija d.o.o	5478758
Messer Carburos S.A.	N.I.F. A08255317
Messer Technogas s.r.o.
Messer Suomi Oy	1016306-5
Messer Italia S.p.A.
Messer Tatragas, Spol. S r.o.

PART I

SCHEDULE 2
Conditions Precedent

1. A specimen of the signature of each person authorised to execute and deliver this Agreement on behalf of the Parent and related documents.

2. A copy of a resolution signed by all the holders of the issued shares in the Parent and approving the terms of, and the transactions contemplated by, this Agreement.

3. A copy of any other Authorisation or other document, opinion or assurance which the Agent notifies the Parent is necessary or desirable in connection with the entry into and performance of the transactions contemplated by this Agreement or for the validity and enforceability of this Agreement.

SCHEDULE 3
Restated Agreement

SIGNATURES

The Company

By: MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH

(for and on behalf of the Company) By: MR HAROLD PINGER

The Parent

MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH

By: MR HAROLD PINGER

The Original Borrowers

By: MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH

(for and on behalf of the Original Borrowers) By: MR HAROLD PINGER

The Guarantors

By: MESSER GRIESHEIM FÜNFTE VERMÖGENSVERWALTUNGS GMBH

(for and on behalf of itself and the other Guarantors) By: MR HAROLD PINGER

The Agent

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

By: SABINE SCHNEIDER and CHRISTIAN FEDERSPIELER

The Original Lenders

HVB BANQUE LUXEMBOURG SOCIÉTÉ ANONYME

By: SABINE SCHNEIDER and CHRISTIAN FEDERSPIELER

ING BANK N.V.

By: MATTHEW PEARCE and PHILLIP BENNETT-BRITTON

London-3/1283600/06	- 228 -	I0918/01160

Exhibit 4.4

LOAN AGREEMENT made on 5 May 2004

Between

Messer Beteiligungsverwaltungs-GmbH, a limited liability company organised under the laws of the Federal Republic of Germany, which is recorded in the commercial register of the local court (Amtsgericht) of Königstein / Taunus under HR B 6210 (the Borrower); and

Messer Griesheim Holding GmbH, a limited liability company organised under the laws of the Federal Republic of Germany, which is recorded in the commercial register of the local court (Amtsgericht) of Husum under HR B 1742 (the Lender)

(each a Party, and together the Parties).

Preamble

(A) The Borrower, Messer Industrie GmbH (MIG) and GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Allianz Capital Partners GmbH, AZS Arges Vermögensverwaltungs GmbH and ACP Beteiligungstreuhand GmbH (the Financial Investors) entered into a sale and purchase agreement (Allg. Prot. 17/2004 of the notary Dr. Andreas C. Albrecht, Basle, dated 31 March 2004 and Allg. Prot. 18/2004 of the notary Dr. Andreas C. Albrecht, Basle, dated 1 April 2004) (Financial Investors SPA) relating to the purchase and acquisition of all shares of the Financial Investors in Messer Griesheim Group GmbH & Co. KGaA (which changed its legal form into a limited liability company), Messer Griesheim MIP GmbH, Messer Employee Beteiligungsverwaltungs GmbH and Messer Griesheim Beteiligungsverwaltungs GmbH by the Borrower.

(B) In addition, the Borrower entered into a sale and purchase agreement with each of Udo Stark, Dr. Jürgen Heraeus, Dr. Stephan Eilers, Wilhelm Peter Storm van's Gravesande and Dr. Gerhard Rüschen (each of these persons a GA-Member and each of these contracts a GA-SPA) relating to all shares held by these persons in Messer Griesheim Group GmbH (formerly Messer Griesheim Group GmbH & Co. KGaA). Convertible bonds issued by Messer Griesheim Group GmbH and held by the GA-Members shall be acquired by Messer Griesheim Group GmbH directly.

(C) Furthermore, the Borrower entered into sale and purchase agreements with certain employees of the Messer Griesheim group of companies (the Messer Employees) to acquire (i) their limited partnership interests (Kommanditbeteiligungen) in Messer Employee GmbH & Co. KG (which also holds shares in Messer Griesheim Group GmbH (formerly Messer Griesheim Group GmbH & Co. KGaA)) and (ii) their rights arising from the Management Incentive Program (MIP) (the Messer Employee-SPAs).

(D) The Lender and other parties have entered into a Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH dated 19 January 2004 (Notarial Deed A.Prot. No. 2004/11 of the notary Stephan Cueni, Basle) as amended by the amendment agreement to the Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH on 5 May 2004 (A.Prot. No. 2004/137 of the notary Dr. Alexander Gutmans, Basel / Switzerland and the reference deed thereto A.Prot No. 2004/162 of the notary Stephan Cueni, Basel /Switzerland) (the AL-SPA).

(E) The Lender intends to grant a loan to the Borrower as soon as completion of the AL-SPA has occurred, in order to finance the payment of the purchase prices owed by the Borrower under the Financial Investors SPA, the GA-SPAs and the Messer Employee-SPAs.

Therefore, the Parties agree as follows:

1. References/Definitions

1.1 References in this Agreement to "Sections" are references to sections of this Agreement unless stated otherwise.

1.2 Defined terms used in this Agreement and not otherwise defined herein shall have the meaning as defined in the Financial Investors SPA.

2. Loan/Principal Amount/payment of the loan

2.1 The Lender hereby grants to the Borrower a loan in the amount of

Euro 1,372,144,121

(in words: one billion three hundred seventy-two million
one hundred forty-four thousand one hundred twenty-one)
(the Principal Amount).

2.2 The loan will be granted with effect as of the date when this Agreement becomes effective in accordance with Section 7.

2.3 The loan shall be deemed to be paid out by the Lender to the Borrower when Bayerische Hypo- und Vereinsbank AG has paid the purchase prices owed by the Borrower under the Financial Investors SPA, the GA-SPA and the Employee-SPA (the total sum of which is equal to the Principal Amount) directly to the Financial Investors, the GA-Members and the Messer Employees or recipients designated by them.

3. No interest payments

The principal amount shall not bear any interest.

4. Term and Termination

4.1 The loan shall be a demand loan which becomes repayable, in whole or in part, upon the Lender having given two weeks prior notice to the Borrower, but at the latest the loan shall mature on 31 December 2004.

4.2 The right of each Party to terminate the loan for important reason shall not be affected thereby.

5. Advanced Repayment

At the option of the Borrower, the principal amount can be repaid at any time prior to the expiry of the term, in part or in total, in amounts of at least full Euro 100,000 without any interest of advanced re-payment.

6. Transferability/Assignment

6.1 The Parties agree that the Lender shall be entitled to assign and transfer its claims and all its rights under this Agreement and the Borrower herewith grants consent to any such future assignment and transfer.

6.2 The Parties agree that Messer Griesheim Group GmbH may assume by way of a perfect delegation (befreiende Schuldübernahme) in the meaning of Section 414 German Civil Code (Bürgerliches Gesetzbuch) the entire obligations of the Borrower under this agreement at any time through a bilateral contractual agreement between the Borrower and Messer Griesheim Group GmbH, provided that the Borrower has transferred to Messer Griesheim Group GmbH the shares in Messer Griesheim Group GmbH, Messer Griesheim MIP GmbH and Messer Employee GmbH & Co. KG which the Borrower intends to acquire from the Financial Investors, the GA-Members and the Messer Employees. The Lender hereby grants consent to the aforementioned assumption in advance.

7. Condition Precedent

Condition precedent to this Agreement becoming effective shall be the signing of the Completion Notarial Deed as defined in the AL-SPA.

8. Miscellaneous

8.1 This Agreement and the relationship between the Parties with regard to this Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany, without having regard to the rules of conflicts of laws.

8.2 This Agreement may be executed in any number of counterparts and by each of the Parties on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

8.3 An amendment or alternation of this Agreement, including this Section 8.3, shall be made in writing.

8.4 If and to the extent this Agreement contains terms, which are stated in the German language, the German term shall prevail.

8.5 Jurisdiction for any and all disputes arising out of or in connection with this Agreement and its performance shall be with a competent court of Frankfurt/Main.

8.6 Should any provision of this Agreement be or be held or become invalid, ineffective or unenforceable, as a whole or in part, the validity or effectiveness or enforceability of the remaining provisions of this Agreement shall not be affected thereby. Any such invalid, ineffective, or unenforceable provision shall, to the extent permitted by statute, be deemed replaced by such valid, effective and enforceable provision which comes closest to the economic intent and purpose of such invalid or ineffective provision. The aforesaid shall apply mutates mutandis to any contractual gap in this Agreement.

Signed by the authorised representatives of the parties

Messer Beteiligungsverwaltungs-GmbH:

/s/ Stefan Messer

Stefan Messer, Managing Director

Messer Griesheim Holding GmbH:

/s/ Harald Pinger

Harald Pinger, Managing Director

LOAN AGREEMENT made on 5 May 2004

Between

Messer Griesheim Group GmbH, a limited liability company organised under the laws of the Federal Republic of Germany, which is recorded in the commercial register of the local court (Amtsgericht) of Frankfurt am Main under HR B 58781 (the Borrower); and

Messer Griesheim Holding GmbH, a limited liability company organised under the laws of the Federal Republic of Germany, which is recorded in the commercial register of the local court (Amtsgericht) of Husum under HR B 1742 (the Lender)

(each a Party, and together the Parties).

Preamble

(A) The Borrower, the Lender and other parties have entered into a Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH (MGG) dated 19 January 2004 (Notarial Deed A.Prot. No. 2004/11 of the notary Stephan Cueni, Basle) as amended by the amendment agreement to the Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH on 5 May 2004 (A.Prot. No. 2004/137 of the notary Dr. Alexander Gutmans, Basel / Switzerland and the reference deed thereto A.Prot No. 2004/162 of the notary Stephan Cueni, Basel /Switzerland) (the AL-SPA);

(B) The Borrower, the Lender, Messer Industrie GmbH (MIG) and GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Allianz Capital Partners GmbH, AZS Arges Vermögensverwaltungs GmbH and ACP Beteiligungstreuhand GmbH (the Financial Investors) entered into a sale and purchase agreement (Allg. Prot. 17/2004 of the notary Dr. Andreas C. Albrecht, Basle, dated 31 March 2004 and Allg. Prot. 18/2004 of the notary Dr. Andreas C. Albrecht, Basle, dated 1 April 2004) (Financial Investors SPA) relating inter alia to the purchase and acquisition of all shares of the Financial Investors in the Borrower by Messer Beteiligungsverwaltungs-GmbH.

(C) In addition, Messer Beteiligungsverwaltungs-GmbH entered into sale and purchase agreements with current and former members of the shareholder committee of the Borrower (the GA-Members, and the agreements with the GA-Members the GA-SPAs) as well as certain employees of the Messer Griesheim group of companies (the Messer Employees and the agreements with the Messer Employees the Messer Employee-SPAs) to (inter alia) acquire all shares in the Borrower held directly or indirectly by the GA-Members and the Messer Employees. The purchase prices to be paid by Messer Beteiligungsverwaltungs-GmbH under the Financial Investors SPA, the GA-SPAs and the Messer Employee-SPAs shall be financed by a loan granted by the Lender (the Sales Proceeds Loan).

(D) In addition to the agreements between Messer Beteiligungsverwaltungs-GmbH and the GA-Members set out in (C), the Borrower (who is also a party to the GA-SPAs) agreed in the GA-SPAs to acquire from the GA-Members the convertible bonds (Wandelschuldverschreibungen) which had been issued by the Borrower and which are held by the GA-Members (the GA-Convertible Bonds).

(E) Today, on May 5th 2004, the Borrower entered into a sale and purchase agreement with Messer Beteiligungsverwaltungs-GmbH to acquire all shares which Messer Beteiligungsverwaltungs-GmbH will acquire under the Financial Investors SPA, the GA-SPAs and the Messer Employee-SPAs. As consideration for the acquisition of the shares, the Borrower shall assume the liabilities of Messer Beteiligungsverwaltungs-GmbH under the Sales Proceeds Loan.

(F) Together with the closing of the aforementioned SPAs, certain payments will become due for the Borrower, in particular (i) the repayment of a loan granted by the Financial Investors in December 2003 to enable the Borrower to fulfil its payment obligations vis-à-vis Hoechst AG in the amount of Euro 180 mio. (the Financial Investors Bridge Loan) plus accrued interest thereon, (ii) purchase price payments to the GA-Members for the acquisition of the GA-Convertible Bonds by the Borrower, and (iii) and fees to a number of legal and financial advisors engaged in the preparation and implementation of the aforementioned transactions. The Lender intends to grant a loan to the Borrower as soon as completion of the AL-SPA has occurred, in order to finance the payments then becoming due for the Borrower.

Therefore, the Parties agree as follows:

9. References/Definitions

9.1 References in this Agreement to "Sections" are references to sections of this Agreement unless stated otherwise.

9.2 Defined terms used in this Agreement and not otherwise defined herein shall have the meaning as defined in the Financial Investors SPA.

10. Loan/Principal Amount/payment of the loan

10.1 The Lender hereby grants to the Borrower a loan in the amount of

EURO 240,269,817

(in words: two hundred forty million two hundred sixty-nine thousand eight hundred seventeen Euro) (the Principal Amount).

10.2 The loan will be granted with effect as of the date when this Agreement becomes effective in accordance with Section 7.

10.3 The loan shall be deemed to be paid out by the Lender to the Borrower if and to the extent Bayerische Hypo- und Vereinsbank AG has paid (i) the Financial Investors Bridge Loan directly to the Financial Investors, (ii) the purchase price for the GA-Convertible Bonds directly to the GA-Members listed in Annex 1, and (iii) the fees directly to the legal and financial advisors (which are listed in Annex 2) or recipients designated by them, whereby the total sum of all payments (Financial Investors Bridge Loan plus the payment for the GA-Convertible Bonds plus all fees) is equal to the Principal Amount).

11. No interest payments

The principal amount shall not bear any interest.

12. Term and Termination

12.1 The loan shall be a demand loan which becomes repayable, in whole or in part, upon the Lender having given two weeks prior notice to the Borrower, but at the latest the loan shall mature on 31 December 2004.

12.2 The right of each Party to terminate the loan for important reason shall not be affected thereby.

13. Advanced Repayment

At the option of the Borrower, the principal amount can be repaid at any time prior to the expiry of the term, in part or in total, in amounts of at least full Euro 100,000 without any interest of advanced re-payment.

14. Transferability/Assignment

The Parties agree that the Lender shall be entitled to assign and transfer its claims and all its rights under this Agreement and the Borrower herewith grants consent to any such future assignment and transfer.

15. Condition Precedent

Condition precedent to this Agreement becoming effective shall be the signing of the Completion Notarial Deed as defined in the AL-SPA.

16. Miscellaneous

16.1 This Agreement and the relationship between the Parties with regard to this Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany, without having regard to the rules of conflicts of laws.

16.2 This Agreement may be executed in any number of counterparts and by each of the Parties on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

16.3 An amendment or alternation of this Agreement, including this Section 8.3, shall be made in writing.

16.4 If and to the extent this Agreement contains terms, which are stated in the German language, the German term shall prevail.

16.5 Jurisdiction for any and all disputes arising out of or in connection with this Agreement and its performance shall be with a competent court of Frankfurt/Main.

16.6 Should any provision of this Agreement be or be held or become invalid, ineffective or unenforceable, as a whole or in part, the validity or effectiveness or enforceability of the remaining provisions of this Agreement shall not be affected thereby. Any such invalid, ineffective, or unenforceable provision shall, to the extent permitted by statute, be deemed replaced by such valid, effective and enforceable provision which comes closest to the economic intent and purpose of such invalid or ineffective provision. The aforesaid shall apply mutates mutandis to any contractual gap in this Agreement.

Signed by the authorised representatives of the parties:

Messer Griesheim Group GmbH:

/s/ Stefan Messer

Stefan Messer, Managing Director

Messer Griesheim Holding GmbH:

/s/ Harald Pinger

Harald Pinger, Managing Director

Annex 1

(List of GA-Members)

  Udo Stark

  Dr. Jürgen Heraeus

  Dr. Stephan Eilers

  Wilhelm Peter Storm van's Gravesande

  Dr. Gerhard Rüschen

  Wesley Clark (member of the shareholder committee until 1 January 2004)

Annex 2

(List of legal and financial advisors)

  Hengeler Müller

  Milbank Tweed Hadley & Mc Cloy

  Clifford Chance

  HVB

  ING

  Freshfields Bruckhaus Deringer

  Goldman Sachs & Co. oHG

  Goldman Sachs International

Exhibit 8.1

LIST OF SUBSIDIARIES

Name of subsidiary	Country of Incorporation
Messer Griesheim China Holding GmbH	Germany
Messer France S.A.	France
Messer Schweiz Verwaltungs AG	Switzerland
Messer Holding B.V.	Netherlands
Messer B.V.	Netherlands
Messer Griesheim Vermögensverwaltungs GmbH	Austria
Messer Austria GmbH	Austria
Sauerstoffwerk Lenzburg AG	Switzerland
Messer Carburos S.A.	Spain
Messer Belgium N.V.	Belgium
Messer Italia S.p.A.	Italy
Messer Tatragas spol.s.r.o.	Slovak Republic
Messer Technogas spol.s.r.o.	Czech Republic
Messer Hungarogaz Kft	Hungary
Messer Magyarorszag Vagyonkezelö Kft.	Hungary
Messer Slovenija d.o.o.	Slovenia
Messer Slovnaft s.r.o.	Slovak Republic
MG Odra Gas spol.sr.o.	Czech Republic
Messer Croatia Plin d.o.o.	Croatia
Messer Suomi Oy	Finland
Messer Chimco Gas OOD	Bulgaria
Messer MOL Gaz Kft.	Hungary
Kunming Messer Gas Products Co	China
Sichuan Messer Gas Products Co.Ltd.	China
Messer Vardar Tehnogas d.o.o.	Macedonia
Chengdu Chenggang Messer Gas	China
Messer Wisdom Gas Co.Ltd.	China
Messer Mostar Plin d.o.o	Bosnia Herzegovina
Progas spol.s.r.o.	Slovak Republic
Laborex-Sanesco medizinisch techn. Geräte GmbH	Austria
Messer Hellas S.A.	Greece
Tehnogas AD (Belgrad)	Serbia
Messer Romania Gaz S.R.L.	Romania
Messer Sarajevo Plin d.o.o.	Bosnia Herzegovina
Messer Algérie SPA	Algeria
Messer Gases del Peru S.A.	Peru
Messer Schweisstechnik AG	Switzerland
Hunan Xianggang Messer Gas Products Co. Ltd.	China
Wujiang Messer Gas Products Co	China
Messer Sunshine (Ningbo) Gas	China
Yunnan Messer Gas Products Co. Ltd.	China
Messer Polska Spolka z.o.o.	Polen
Messer Aligaz Holding AS	Turkey
Messer Energo Gaz S.R.L.	Romania
Messer Magnicom Gaz S.R.L.	Romania
Messer North China Industrial	China
Messer International Trading	China
Messer International GmbH	Germany
Messer Griesheim Sechste Vermögensverwaltungs GmbH	Germany
Messer Consulting (Shanghai)	China
Messer Danmark A/S	Denmark
Messer Finance SA	Luxembourg
Messer Griesheim Vierte Vermögensverwaltungs GmbH	Germany
Shanghai Sangang Messer Gas	China
MG Foshan Gas Co. Ltd.	China
Elme Messer Gaas A.S.	Estonia
Elme Messer K. OOO	Russia
Elme Messer L. SIA	Latvia
Elme Messer Lit UAB	Lithuania
Elme Messer Metalurgs SIA	Latvia
Nuklono Energetika UAB	Lithuania
Trolis UAB	Lithuania
Messer Griesheim Singapore Holding GmbH	Germany
Messer Singapore Management Holding GmbH	Germany
Vollmar & Schatzmann AG	Switzerland
Soprogaz S.N.C.	France
Goyal MG Gases Pvt.Ltd.	India
Messer Singapore Pte.Ltd.	Singapore
MG Facilities (Management) Limited	UK
Messer Primeco Limited (Gibraltar)	Gibraltar
Foshan MS Messer Gas Co., Ltd.	China
Messer Industrial Gases (Thai) Co. Ltd. i.L.	Thailand
Messer Australia Pty. Ltd. (dormant Company i.L.)	Australia
Messer Industrial Gases (Pvt)	Sri Lanka
Messer Haiphong Industrial	Vietnam
Messer Taiwan Co. Ltd. (i. L.)	Taiwan
Messer MS Gas Ltd.	Korea
Messer Teknik Gazlar Sanayi ve Ticaret St. i.L.	Turkey
Messer Zimbabwe (Private) (i.L.)	Zimbabwe
Messer TPO Enterprise Co.Ltd (i.L.)	Taiwan
Messer Vietnam Ind.Gases Ltd.	Vietnam
Messer Holdings (Thailand) Co.i.L.	Thailand
Midwest Corporation Ltd.	Australia
Technogas Hellas S.A.	Greece
Messer Holdings Limited	British Virgin Islands
Messer Griesheim Dritte Vermögensverwaltungs GmbH	Germany
Aligaz EGE Sanayi Gazlari AS	Turkey
Aligaz Sanayi Gazlari A.S.	Turkey
Assan Asetilen Ve Sinai Gazlar AS	Turkey
Morgan Securities & Credits Pvt.Ltd	India
Tehnogas-TUB AD "i.L."	Serbia
Morgan Power Generation Pvt. Ltd.	India
Morgan Trade & Commerce Ltd.	British Virgin Islands
Tianjin Messer Gas Systems	China
Exhibit 12.1

MESSER GRIESHEIM HOLDING GmbH

CERTIFICATION

I, Stefan Messer, certify that:

1. I have reviewed this annual report on Form 20-F of Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: July 14, 2004 /s/ Stefan Messer

Stefan Messer

Director

Exhibit 12.2

MESSER GRIESHEIM HOLDING GmbH

CERTIFICATION

I, Harald Pinger, certify that:

1. I have reviewed this annual report on Form 20-F of Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: July 14, 2004 /s/ Harald Pinger

Harald Pinger

Director

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned director of Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the "Company") hereby certifies that the Company's annual report on Form 20-F for the year ended December 31, 2003 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certificate is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report of "filed" for any pursuant whatsoever.

Date: July 14, 2004

/s/ Stefan Messer

Stefan Messer

Director

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned director of Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the "Company") hereby certifies that the Company's annual report on Form 20-F for the year ended December 31, 2003 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company. This certificate is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report of "filed" for any pursuant whatsoever.

Date: July 14, 2004

/s/ Harald Pinger

Harald Pinger

Director

[1]  The New Lender may, in the case of a transfer of rights by the Existing Lender under this Agreement, if it considers it necessary to make the transfer effective as against third parties, arrange for this Agreement to be notified by way of signification to the Obligors incorporated in France in accordance with Article 1690 of the French Code civil.